SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            -----------------------
                                   FORM 40-F

            [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

          [ ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________   Commission File Number _____________

                            CORRIENTE RESOURCES INC.
             (Exact name of Registrant as specified in its charter)

     British Columbia                   1000                  Not Applicable
   (Province or other              (Primary Standard         (I.R.S. Employer
Jurisdiction of Incorporation   Industrial Classification    Identification No.)
    or Organization)                 Code Number)

                          520 - 800 West Pender Street
                          Vancouver, British Columbia
                                 V6C 2V6 Canada
                                 (604) 687-0449
   (Address and telephone number of Registrants' principal executive offices)

                             CT Corporation System
                               111 Eighth Avenue
                            New York, New York 10011
                                 (212) 894-8940
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)

         Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                      Name of Each Exchange
         Title of Each Class                           on which Registered
         -------------------                           -------------------
     Common Shares, No Par Value                              None

         Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None

         Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

                                      None

         For annual reports, indicate by check mark the information filed with this Form:

    [  ]  Annual information form     [  ]  Audited annual financial statements

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such rule.

           Yes _____         82-_____                     No    X
                                                              ------

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

          Yes _____                                       No   X
                                                             ------

                    DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No.
------------

1. Annual Information Form for the year ended December 31, 2004, dated March 30, 2005.
2. Audited Financial Statements for the year ended December 31, 2004 and December 31, 2003.*
3. Unaudited Interim Financial Statements for the period ended September 30, 2005.*
4.   Management's Discussion and Analysis for the period ended September 30,
     2005.
5.   Management's Discussion and Analysis for the year ended December 31, 2004.
6.   Preliminary Short Form Prospectus (English) dated December 12, 2005.
7.   Final Short Form Prospectus (English) dated December 19, 2005.
8.   Underwriting Agreement dated December 13, 2005.
9.   Material Change Report, dated December 16, 2005.
10.  Material Change Report, dated December 14, 2005.
11.  Material Change Report, dated April 22, 2005.
12. Press Release, dated January 13, 2006, concerning the appointment of a new director.
13. Press Release, dated January 5, 2006, concerning the resumption of drilling in the Corriente copper belt.
14. Press Release, dated December 29, 2005, concerning the closing of the $30 million equity offering.
15. Press Release, dated December 20, 2005, concerning the submission of the environmental impact assessment of the Mirador Project to the Ecuador government.
16. Press Release, dated December 15, 2005, concerning the exercise of the underwriters' option.
17. Press Release, dated December 13, 2005, concerning the announcement of underwriting commitments.
18. Press Release, dated December 12, 2005, concerning the announcement of an equity financing.
19. Press Release, dated November 17, 2005, concerning the life extension of the Mirador Mine.
20. Press Release, dated September 19, 2005, concerning the appointment of Corriente's president.
21. Press Release, dated August 8, 2005, concerning the completion of optimization drilling.
22. Press Release, dated July 6, 2005 concerning the intersection of high-grade copper at the Mirador Project.
23. Press Release, dated May 19, 2005, concerning the optimization well at the Mirador Project.
24. Press Release, dated April 14, 2005, concerning the completion of the positive feasibility study.
25. Press Release, dated February 21, 2005, concerning the appointment of a construction manager for the Mirador Project.
26. Press Release, dated February 7, 2005, concerning the concentrator technical services agreement signed with Outokumpu.
27. Press Release, dated January 11, 2005, concerning a starter project update to the Mirador copper deposit.
28.  Notice of Annual General Meeting of Shareholders, dated March 31, 2005.
29. Form of proxy concerning the Annual General Meeting of Shareholders, dated May 9, 2005.
30.  Management information circular as at March 31, 2005.
31. Mirador Copper Project Feasibility Study Report by AMEC Americas Limited dated May 11, 2005.
32. Update on Copper, Gold and Silver Resources and Pit Optimizations, Mirador Project, Ecuador by Mine Development Associates dated December 6, 2005.

* THE COMPANY HAS PREPARED FINANCIAL STATEMENTS WHICH PROVIDE A RECONCILIATION OF THE DISCLOSURE AND MEASUREMENT DIFFERENCES, IN ACCORDANCE WITH U.S. GAAP. SEE EXHIBIT 99.1.

                                                                     DOCUMENT 1

                                   CORRIENTE
                                 RESOURCES INC.





                             ANNUAL INFORMATION FORM
                            FOR THE FISCAL YEAR ENDED
                                DECEMBER 31, 2004









March 30, 2005

                                TABLE OF CONTENTS





GLOSSARY OF TERMS..............................................................1

CURRENCY.......................................................................3

FORWARD-LOOKING STATEMENTS.....................................................3

THE COMPANY....................................................................3
   NAME AND INCORPORATION......................................................3
   INTERCORPORATE RELATIONSHIPS................................................4

THE BUSINESS OF CORRIENTE......................................................4
   GENERAL DEVELOPMENT OF THE BUSINESS.........................................4
   FORMATION OF GLOBAL EXPLORATION ALLIANCE....................................8
   THE CORRIENTE COPPER BELT, ECUADOR..........................................9
   SABANILLA POWER PROJECT....................................................13
   MINERAL RESOURCE DEVELOPMENT...............................................14
   RISK FACTORS...............................................................17

DIVIDENDS.....................................................................20

CAPITAL STRUCTURE.............................................................20

MARKETS FOR SECURITIES........................................................21

DIRECTORS AND OFFICERS........................................................22
   LISTING OF DIRECTORS AND OFFICERS..........................................22
   SHAREHOLDINGS OF DIRECTORS AND OFFICERS....................................23
   CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES...............................23
   PENALTIES OR SANCTIONS.....................................................23
   PERSONAL BANKRUPTCIES......................................................23

TRANSFER AGENT AND REGISTRAR..................................................23

MATERIAL CONTRACTS............................................................23

INTERESTS OF EXPERTS..........................................................23

ADDITIONAL INFORMATION........................................................24

                                GLOSSARY OF TERMS

The following is a glossary of technical terms which are used in this annual information form.

anomaly/anomalous          Value higher or lower than the expected; outlining a
                           zone of potential exploration interest but not necessarily of commercial significance

Au                         Gold

chalcocite                 Copper sulphide, Cu2S

chalcopyrite               Copper sulphide, CuFeS2

Cu                         Copper

development                Preparation of a mineral deposit for commercial
                           production including installation of plant and machinery and the construction of all related facilities

diamond drill              A type of rotary drill in which the cutting is done
                           by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter

exploration                The prospecting, diamond drilling and other work
                           involved in searching for ore bodies

grade                      The weight of valuable minerals in each tonne of ore

g/t                        Grams per tonne

indicated mineral
 resource That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed inferred mineral
 resource That part of a Mineral Resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration

k-silicate alteration      Alteration of rock typified by potassium-bearing
                           minerals
mineralization             Rock containing an undetermined amount of minerals or
                           metals

mineral reserve            The economically mineable part of a Measured or
                           Indicated Mineral Resource demonstrated by at least a preliminary feasibility study, which must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral
                           Reserve includes diluting materials and allowances for losses that may occur when the material is mined

mineral resource           A concentration or occurrence of natural, solid,
                           inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quantity that it has reasonable prospects for economic extraction. The location, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
                           Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred,
                           Indicated and Measured categories. An Inferred
                           Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An
                           Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral
                           Resource

mining concession          A right to undertake mining activity for profit on
                           another's real property. The boundaries of the concession area descend vertically.

Mo                         Molybdenum

ore A natural aggregate of one or more minerals which, at a specified time and place, may be mined, processed and sold at a profit, or from which some part may profitably be separated

oz/t                       Troy ounces per short ton

percussion drill           A drill, which operates by having the drill bit fall
                           with force onto the rock

porphyry copper            A copper deposit in which the mineralization occurs
                           as discrete grains and veins throughout a large volume of rock

qualified person           An individual who (a) is an engineer or geoscientist
                           with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of those, (b) has experience relevant to the subject matter of the mineral project and the technical report, and (c) is a member in good standing of a recognized professional association of engineers and/or geoscientists

tonne                      A metric tonne (2,204 pounds)

                                    CURRENCY

All dollar amounts referred to in this annual information form are Canadian dollars unless otherwise indicated. The company's accounts are maintained in Canadian dollars. The company's business activities are carried out through its subsidiaries in the Cayman Islands and Ecuador, and are conducted in both United States dollars and in the local currency in those jurisdictions. Unless otherwise indicated, Canadian dollar amounts have been converted in this annual information form at the rate of exchange for converting United States dollars into Canadian dollars in effect at December 31, 2004 as reported by the Bank of Canada, being 1.2020 (C$1.00 = US$0.8319).

The closing rate of exchange for converting United States dollars into Canadian dollars on March 29, 2005 as reported by the Bank of Canada was 1.2020 (C$1.00 = US$0.8319).


                           FORWARD-LOOKING STATEMENTS

Certain information in this Annual Information Form may constitute forward-looking statements. Wherever possible, words such as "anticipate", "may", "will", "expect", "believe", "plan" and other similar expressions have been used to identify these forward-looking statements. These statements reflect management's beliefs and are based on information currently available to the company's management. Forward-looking statements involve significant risks, uncertainties and assumptions. Although the company believes that these statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the company's to the materially different from and future results, performance or achievements expressed or implied by such forward-looking statements. The company disclaims any obligation to update or revise any forward-looking statements to reflect new events or circumstances.


                                   THE COMPANY

Name and Incorporation

Corriente Resources Inc. ("Corriente") was incorporated under the Company Act (British Columbia) on February 16, 1983 under the name "Coronado Resources Inc.". On December 10, 1990 Coronado Resources Inc. consolidated its share capital on a three-for-one basis and changed its name to "Iron King Mines Inc.". On April 23, 1992 Iron King Mines Inc. consolidated its share capital again on a three-for-one basis and changed its name to "Corriente Resources Inc.". On May 16, 1994, Corriente's authorized capital was increased to 50,000,000 common shares without par value. On May 10, 2004, Corriente's authorized capital was increased to 100,000,000 common shares without par value. On June 2, 2004, the company transitioned under the Business Corporations Act (British Columbia).

Corriente's principal office and its registered and records offices are located at Suite 520, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6. Corriente also has administrative offices in the Cayman Islands, B.V.I. and in Quito, Ecuador.

Corriente and its subsidiaries are collectively referred to herein as "Corriente" or "the company" unless otherwise indicated or the context otherwise requires.

Intercorporate Relationships

The following chart sets out Corriente's corporate structure, including all material subsidiaries (each of which is wholly-owned by Corriente), together with the jurisdiction of incorporation of each company.

 --------------------------------------------------
|               Corriente Resources                |
|               (Vancouver, Canada)                |
 --------------------------------------------------
              |
              |        ----------------------------
              |-------|     Minera Panantz B.V.    |
              |       |        (Netherlands)       |
              |        ----------------------------
              |
              |        ----------------------------
              |-------|     Minera Curigem S.A.    |
              |       |          (Ecuador)         |
              |        ----------------------------
              |
              |        ----------------------------
               -------|  Corriente Resources Inc.  |
                      |  (Cayman Islands, B.V.I.)  |
                       ----------------------------
                                     |
                                     |
                       ----------------------------
                      |      Ecuacorriente S.A.    |
                      |          (Ecuador)         |
                       ----------------------------


                            THE BUSINESS OF CORRIENTE

General Development of the Business

Corriente is a Canadian natural mineral resource company that since 1992 has been engaged, through its subsidiaries, in the acquisition, exploration and development of mineral resource properties, primarily in South America. Until 2003, Corriente was principally an exploration company with a goal to acquire properties, to locate and confirm the existence of bodies of commercial ore on them, and to sell the properties to other entities for subsequent development. The prime commodities sought by Corriente have been copper and gold in projects already at the advanced drilling stage. Over the past 10 years, Corriente has actively explored a number of properties in Argentina and Ecuador. In some cases, Corriente has taken on joint venture partners who have financed part or all of the exploration on the properties. Since 2003, Corriente has been pursuing the development of its mining concessions in the Corriente Copper Belt in southeastern Ecuador, most notably the Mirador project which is more fully described herein.

In October 1999 and April 2000, Corriente entered into two option agreements with BHP Billiton Plc. ("BHP Billiton") pursuant to which Corriente acquired the option to acquire a 70% interest in a large package of mineral exploration properties identified by BHP Billiton in the course of a five-year grassroots exploration program in the Rio Zamora valley in southeast Ecuador. Today, that property, known as the Corriente Copper Belt, is the company's principal asset. Over the period from January 2000 to June 2002, Corriente completed the drilling of over 30,000 metres of core within the Corriente Copper Belt and completed scoping studies on the Panantza-San Carlos and Mirador projects that provided an initial assessment of several different mining development options. In January 2002, the company gave BHP Billiton notice of its intention to exercise the option to acquire a majority interest in the Panantza project. This option allowed Corriente to acquire ownership of mineral resource deposits that are below the threshold of interest of BHP Billiton. Formal approval was granted in April 2002 for the transfer of the ownership of the Panantza concessions to Corriente. By the end of 2002, Corriente had repeated the process to acquire title to the San Carlos (August 2002) and Mirador (December 2002) projects within the Corriente Copper Belt. In each case, BHP Billiton chose to convert its back-in rights to a 2% net smelter royalty interest (NSR) in the project with the company having the option to reduce this NSR to 1% for the Mirador, Panantza and San Carlos resource properties upon the payment of US$2 million to BHP Billiton.

In December 2003, Corriente granted Lowell Mineral Exploration an option to acquire a 100% interest in the Warintza project, Ecuador. This option was subsequently exercised in June 2004, with Lowell Mineral Exploration swapping its 10% interest in all of Corriente's concessions in Ecuador (including Mirador, Panantza and San Carlos) in exchange for a 100% interest in the Warintza project. The Warintza project includes four concessions totalling 20,000 hectares. As a result of this agreement, Corriente now controls 100% of all of its concessions in Ecuador subject to the 2% NSR to BHP Billiton. These concessions encompass over 50,000 hectares located within the Corriente Copper Belt. The Belt extends over a 20 by 80-kilometre area in southeast Ecuador and currently contains three copper and copper-gold porphyry deposits (called Mirador, Panantza and San Carlos) with Inferred Mineral Resources of 560 million tonnes of 0.81% copper with separate gold and molybdenum credits. Six additional copper and copper-gold exploration targets (called La Florida, San Luis, San Marcos, San Miguel, Sutzu and Trinidad) have been identified in the Corriente Copper Belt to date.

            [MAP GRAPHIC OF CORRIENTE COPPER BELT, ECUADOR, OMITTED]

The primary focus of current operations is the Mirador project in Morona Santiago Province in southeast Ecuador. To provide an avenue for entry into the Mirador project for potential partners, a modified scoping study was completed in the first quarter of 2003 that assessed the economics of a 20,000 tonnes/day milling operation, versus previous studies that had looked at up to 50,000 tonnes/day options. In mid-2003 it was decided to move directly to a feasibility study at Mirador. In October 2003, the company awarded a feasibility study for the Mirador project to the internationally respected engineering firm AMEC Americas Limited (AMEC). Pursuant to the AMEC Technical Services Agreement, the feasibility study will address geotechnical, infrastructure (including processing, site development and support facilities), and financial analyses for the building of a 20,000 tonnes/day mine and milling facility at the Mirador site. This initial capacity target was later modified to 25,000 tonnes/day. Resource and reserve calculations were also included. In order to have such a study completed, the company entered into agreements with certain other drilling and technical services companies. The total cost, including associated fieldwork, is estimated at approximately $2.5 million, to be paid from the company's cash resources on hand. This feasibility study also includes a significant drilling campaign, which began in 2003 and is designed to provide samples for additional metallurgical test-work, confirm resource deposit estimates and provide essential geotechnical data on the Mirador properties. While the study was expected to be completed in mid-2004, critical shortages of manpower at the engineering level and optimization revisions have delayed completion to April 2005.

Notwithstanding that completion of the feasibility study has been delayed, a number of important components and studies have been completed and disclosed along the way, notably:

o The final results of extensive independent metallurgical test work on core samples revealed that:

         o Concentrates produced are predicted to average 30% copper at a recovery rate of 90%
         o   There are no deleterious elements in the concentrate
         o   The ore hardness is average to moderately low
         o Detailed optimization of the concentrator flow sheet is expected to raise design ore throughput by more than 10% (which led to the modification of the initial 20,000 tonnes/day design capacity to 25,000 tonnes/day)

o The results of an independent resource estimate prepared by AMEC on the Mirador copper-gold porphyry project showed that the Mirador mineral resource has been classified as Indicated and Inferred Mineral Resources and contains Hypogene and Supergene mineralization. The resource estimate results are 310Mt at 0.65% Cu and 0.20 g/t Au of Indicated Mineral Resources and 315Mt at 0.56% Cu and 0.17g/t Au of Inferred Mineral Resources reported at a 0.40% Cu cut-off. The supporting technical report for this mineral resource estimate as required by National Instrument 43-101 was filed by the company on SEDAR in October 2004 (see www.sedar.com) and is incorporated by reference in this Annual Information Form.

o Work was completed by AMEC on an optimization study of the Mirador copper-gold project. This study analyzed the Company's Mirador project using four different throughput rates within a 22,000 - 35,000 tonnes/day range and was based only on the Indicated Mineral Resources of the project as calculated by AMEC. As a result of this study, Corriente has chosen to complete its current feasibility study at a daily throughput of 25,000 tonnes/day. Results from the optimization analysis indicate a steadily increasing economic return for the project as ore throughput is increased. The ultimate expansion size for this project is expected to be significantly more than the 35,000 tonnes/day capacity level analyzed in the optimization study.

The opportunity to increase investment returns with an expanded project capacity is the subject of an add-on feasibility study looking at throughput rates from 50,000 to 75,000 tonnes/day (or two to three times the size of the base case). This follow-up study, which is designed to maximize shareholder value from Mirador, is focused on converting a significant portion of the current Inferred Mineral Resources to Indicated Mineral Resource status so that they can be included in the new study (Note: Inferred Mineral Resources are excluded from feasibility study economic analyses). This add-on feasibility study is expected to provide a road map for future project growth. The company continues to maintain its view that a scaled approach to development is preferable for a company of Corriente's size. Consequently, the company fully intends to continue with the development and pre-construction work necessary to build and commission an initial 25,000 tonnes/day mine on its Mirador property. This starter mine is expected to serve as the base for the phased development of the entire Corriente Copper Belt in southern Ecuador, with financing for this project coming from a combination of equity, bank and joint-venture partner and supplier financing sources.

The last stages of the AMEC feasibility study have been focused on optimization of capital and operating costs, including a compilation of future opportunities for the Mirador project. One of these opportunities led to a review of an alternative proposed tailings pond site located near the main access highway to the west of the Mirador project. This review, which was carried out in December 2004, compared the potential changes to capital and operating costs and environmental and social impacts of the new site versus the current plan to have all facilities located above the open pit. The review concluded that instead of merely offering a minor improvement to the Mirador project, the new tailings site would significantly enhance the economics and suggests that the entire milling infrastructure could be moved to the same location for even greater efficiencies of operation. This relocation would establish most of the mine infrastructure near the main inter-provincial highway and power line, providing improved transportation access for parts, consumables, staff and trucking of copper concentrate to the shipping port. Given the positive nature of this change, Corriente amended the feasibility study to incorporate this new location for the tailings pond and mill. This change should allow for the completion of the feasibility study in April 2005. Corriente will confirm the geotechnical suitability of the site for this proposed tailings pond and amend the Environmental Impact Assessment, which is currently nearing completion.

In February 2005, the company signed a multi-part agreement with Outokumpu Technology Minerals OY to provide technical services for the Mirador copper-gold concentrator facility. This agreement covers a number of areas, including the primary crusher, mill and concentrate storage facilities. Outokumpu is one of the largest suppliers of copper flotation circuits in the world and manufactures much of the types of equipment that will be utilized at the planned Mirador mine site. The first phase of this agreement, which is underway, calls for Outokumpu to provide a process flow sheet review and cost estimate for the Mirador project copper concentrator. The second stage of this agreement will move the concentrator into the pre-engineering phase and will include a review of a 50,000 tonnes/day expansion scenario. The expansion will allow for a total project capacity of 75,000 tonnes/day with both circuits in operation. Ultimately, this agreement should lead to Corriente being able to negotiate with Outokumpu a turn-key contract for construction which will aid the associated debt financing of the concentrator facility.

In March 2004, an agreement was reached with Caminos y Canales C. Limitada (Caminosca) to enter into a joint venture to develop, construct and operate a 30 megawatt run-of-river hydroelectric project on the Sabanilla River in southern Ecuador. This project is located approximately 100 km to the southwest of the Mirador property. Signing of this joint venture secures a major critical-path milestone for the continuing development of the Mirador project and ensures that a reliable supply of low-cost power will be dedicated to the project. The Sabanilla power project is expected to provide almost 90% of the energy needs of a 25,000 tonnes/day operation at Mirador. The balance of the Mirador energy requirements can be supplied by mine-site power generation or spot market availability. Caminosca, through its associated company, Hidrelgen, will have an initial 18.22% interest in the joint venture, while Corriente will contribute the equity portion, which the parties estimate to be US$11 million, of the total US$47.5 million estimated cost of the construction and completion of the project, and required completion guarantees. Corriente will have an initial 81.78% interest in the joint venture, though both parties' ownership percentages will be subject to adjustment based on the actual contributions made by them.

During the past 12 months, the company has been actively building up its mining development and operations management team. In February 2004, Mr. Ron Simkus joined Corriente to guide the process of completing the feasibility study at the Mirador project in southeast Ecuador and to facilitate the construction and operation of the 25,000 tonne-per-day plant at the Mirador site. Mr. Simkus, who was most recently the President and CEO of Compania Minera Antamina S.A. in Peru, oversaw the commissioning of the Antamina deposit and the successful transition of the largest copper mining construction project in recent history (at a cost of approximately US$2.2 billion) to a sustainable mining operation. Previously, Mr. Simkus spent eight years at Highland Valley Copper, including three years as President and General Manager. Highland Valley is one of the largest open-pit copper operations in the world. In February 2005, the company appointed Mr. Joseph Rokosh, P.Eng. of Merit Consultants as Project Manager to prepare Mirador for construction. Mr. Rokosh has an extensive background in project management, including 10 years in Peru with Southern Peru Copper and most recently as contract manager for a $300 million chemical plant in China for Bechtel Corporation. While in Peru, Mr. Rokosh supervised numerous mining related construction projects, including a copper concentrator, rail bridge crossing, gas turbine power plant, river diversion and a $152 million copper SX-EW facility. On the Peru projects, Mr. Rokosh was able to deliver both high-quality engineering and a safe working environment for the employees. The company will be adding more in-house and contracted personnel to its Mirador project team as pre-construction progresses.

During 2003, the company sold its 100% interest in the Taca-Taca property in Argentina. Corriente had not worked on the Taca-Taca project for five years and did not view the deposit as a core asset. In March 2003, Corriente agreed to sell its interest in Taca-Taca to CRS Copper Resources Corp. (CRS) of Vancouver for US$1,150,000 in cash and 300,000 shares, payable over five years. In May 2003, Lumina Copper Corporation (LCC) completed a reverse-takeover of CRS. Pursuant to an Amending Agreement dated March 21, 2005 with LCC, the proceeds to be received by the company were amended to US$50,000 (C$69,740) in cash and 400,000 shares, all of which have now been received. The initial 200,000 shares were sold for proceeds of C$1,332,420. The final 200,000 shares (having a quoted market value of approximately C$1,780,000 at March 29, 2005) are subject to a four-month hold period that expires in July 2005. Additionally, upon the Taca-Taca properties achieving commercial production, LCC is required to pay Corriente a further US$1,000,000.

Formation of Global Exploration Alliance

Corriente and BHP Billiton, by virtue of their exposure to the operations of each other through existing option agreements, considered it beneficial to both parties to enter into a preferential relationship by way of a global strategic alliance (the "Alliance"), whereby BHP Billiton, at its discretion, offers to Corriente options to acquire interests in mineral properties held by BHP Billiton (or an affiliate thereof) that are of interest to Corriente. The Global Strategic Alliance Agreement was signed on December 11, 2001 with the twin goals of utilizing the efficiencies of Corriente's exploration personnel and expertise in the identification and exploration of large base-metal discoveries that meet a defined threshold of interest to BHP Billiton, and permitting Corriente to remain focused on the exploration of such prospects rather than on project generation and financing.

In conjunction with the formation of the Alliance, BHP Billiton agreed to invest in Corriente $1 million, to be used, together with other funds raised by Corriente, to carry out work programs on an expanded property portfolio resulting from the grant by BHP Billiton, pursuant to separate option agreements, of options to acquire interests in additional mineral properties. That investment was made in March 2002.

The basic terms of each option agreement under the umbrella of the Alliance are similar: the company can earn a 70% interest by delivering a feasibility study establishing that a portion of the optioned properties shows potential to support a commercial mining operation, either (i) producing not less than 50,000 tonnes per annum of copper equivalent, or (ii) capable of delivering an average net after-tax return of US$20 million per annum for a minimum of 15 years, and
(iii) capable of supporting a minimum project return of 10%. The company would undertake a feasibility study only in circumstances where an initial scoping study indicates that the project is sufficiently large to be of interest to BHP Billiton for bringing to the production stage. The threshold of interest of BHP Billiton is defined as a resource greater than 200 million tonnes at a grade of greater than 1% copper equivalent for a deposit requiring flotation processing. On completion of a feasibility study, BHP Billiton will have the right to elect to back-in for a 70% interest (by providing production financing), to maintain its 30% interest, or to exchange its 30% interest for a 2% net smelter royalty. If, on completion of an initial scoping study, it is determined that a project does not meet BHP Billiton thresholds, then Corriente can apply to have the project separated from the joint venture, leaving BHP Billiton with either a 30% joint venture interest or a 2% net smelter royalty in the separated project. (In each case to date, BHP Billiton has chosen to convert its 30% joint venture interest to a 2% net smelter royalty interest).

The Alliance gives Corriente access to prime exploration prospects worldwide from the BHP Billiton portfolio. The first project to come to the company under the Alliance was the Olympic Dam-style Mumbwa copper-gold project in Zambia, on which data compilation work to identify drill targets was completed in the second quarter of 2002, followed by a field evaluation program. The results of that work did not provide sufficient encouragement for Corriente to continue with the project, which was returned to BHP Billiton at the end of 2002. Corriente continues to review joint venture projects that are offered under the Alliance with BHP Billiton. To keep the Alliance in good standing, Corriente has agreed to allocate US$500,000 in exploration funds for future planned Alliance joint venture expenditures.

The Corriente Copper Belt, Ecuador

Ecuador

Ecuador is situated astride the Equator on the north-western coast of South America. Quito, in the northern part of the country, is the capital city. After a long period of civilian-military governments, Ecuador had a democratic government from 1979 until late 1999, when popular unrest led to a military coup, after which the military commander appointed the previous Vice-President as the new President. That government took office in January 2000. New elections were held in November 2002 and a left-leaning populist President, Lucio Gutierrez, was sworn into office in January 2003. The country has returned to a greater degree of political stability, despite its ongoing economic problems since the coup of 1999.

Ecuador's government considers the mining industry as an opportunity to bring significant new growth to the country's economy, and has taken significant steps to attract foreign investment. It is expected that the government will support companies to expedite development of projects. During 2002, a consortium headed by a Canadian group started work on a $400 million project to build a new international airport for Quito and to provide the future management structure. Ecuador's economy should also be helped by the completion in September 2003 of its new heavy crude oil pipeline. The government has pledged to use oil revenues to pay off debt and is seeking support from the International Monetary Fund. Of direct significance to Corriente's operations is the Amazon highway system, a major north-south transportation artery on the east side of the Andes that is currently being widened and paved in the area of the Corriente Copper Belt.

Under Ecuador's general tax code, mining companies, including foreign corporations, are taxed at a fixed rate of 25% of net profits. There are currently no restrictions or withholding taxes on the repatriation of capital, dividends or profits.

Mineral rights in Ecuador are acquired by mining concessions, title to which is universally valid and has exclusive rights equivalent to owning real property. Title to a mining concession is defensible against third parties, may be mortgaged, may be transferred by public deed and may be inherited. Holders of mining concessions are obliged to undertake environmental studies and formulate plans to minimize environmental damage resulting from their activities.

A mining concession may be obtained for a maximum area of 5,000 hectares and for a maximum term of 30 years, renewable for an additional 30 years. There is no limitation on the number of mining concessions a person or company may hold. Holders of mining concessions are required to pay annual fees and, once a property is in production, to file annual audit reports, in order to keep the concession in good standing. Title to a mining concession confers on the holder the right to explore, exploit, process, smelt, refine and trade all the mineral substances (except oil, gas and radioactive substances) lying within the perimeter of the concession as well as the right to use the surface of the land (subject to easements or arrangements with the land owner) and available water.

Location, Size and Access

The Corriente Copper Belt is located in the valley of the Rio Zamora in the Pangui region, Morona Santiago province, in southeast Ecuador, adjacent to the border with Peru. The area, centred about 340 kilometres south of Quito and 70 kilometres southeast of the city of Cuenca, consists of a total of 22 exploration concessions covering about 713 square kilometres. Access to the area is by road from the city of Cuenca, a regional centre with scheduled air service of less than one hour's duration from the capital city of Quito. Alternatively, local air travel is possible to the town of Gualaquiza, which is within the Corriente Copper Belt. Road access from Cuenca to the village of Santiago de Panantza is via the towns of Gualaceo, Indanza and San Juan Bosco, mostly by reasonable-quality unsealed roads. The road distance is about 150 kilometres or about four hours' travel. There is road access from Quito to Cuenca for the transport of samples or heavy equipment. Road access to the Panantza concessions was completed during 2001. The Mirador project is accessed by a one-hour flight from Quito to Loja and then by road approximately 180 kilometres to the project site (five hours' driving time). The remaining concessions are accessed by mule track or by helicopter. Travel within the concessions is primarily by foot on jungle trails.

Acquisition of Resource Properties

Corriente entered into an option agreement dated October 15, 1999 ("JV1"), as amended, with two subsidiaries of BHP Billiton, pursuant to which Corriente was granted the option to acquire a 70% interest in certain mineral exploration properties covering approximately 880 square kilometres in the Rio Zamora area on which BHP Billiton had conducted a five-year grassroots exploration program, during the course of which it had discovered a number of porphyry copper deposit clusters. The JV1 agreement currently includes 16 concessions covering a total of 57,660 hectares. The company has completed the required work program, expended the required exploration funds and issued to BHP Billiton all the securities required under the terms of this agreement. Corriente subsequently entered into a further agreement dated April 6, 2000 ("JV2"), as amended, with two subsidiaries of BHP Billiton, pursuant to which Corriente was granted the option to acquire a 70% interest in certain mineral exploration properties in the southern part of the Corriente Copper Belt, known as the Mirador property, representing the balance of the copper targets identified by BHP Billiton in the course of its exploration program in the Rio Zamora area. On signing of the option agreement, the Mirador property consisted of eight exploration concessions covering a total area of 22,880 hectares. Corriente has completed the required work program, expended the required exploration funds, and issued the securities required to be issued under the terms of this agreement.

Corriente is the operator of the properties covered by both agreements during the option period. Corriente engaged Lowell Mineral Exploration Limitada Chile (Lowell) to manage the exploration and development activities on the optioned properties for 2000 to 2002. As compensation for the management services rendered by Lowell to Corriente in connection with the optioned properties, Corriente granted to Lowell the right to obtain 10% of Corriente's interest in any properties covered by the two BHP Billiton joint ventures. In December 2003, Corriente granted Lowell an option to acquire a 100% interest in the Warintza project, Ecuador. This option was subsequently exercised in June 2003, with Lowell swapping its 10% interest in all of Corriente's concessions in Ecuador (including Mirador, Panantza and San Carlos) in exchange for a 100% interest in the Warintza project. The Warintza project includes four concessions totaling 20,000 hectares.

Exploration History

Regional exploration was initiated in southeastern Ecuador by Gencor, a predecessor company of BHP Billiton, in mid-1994. In early 1995, six porphyry copper targets in the area were identified. In 1996, the San Carlos property was recognized as a large porphyry copper system, leading to the drilling of eight holes at the Kutucus skarn prospect and five holes at the San Carlos prospect in mid-1997. The San Carlos drilling intersected significant copper mineralization. Based on 25 core drill holes aggregating 6,185 meters on the San Carlos project, a potential resource of over one billion tonnes of low-grade primary copper mineralization (0.4% Cu) or 400 million tonnes at 0.7% Cu at a 0.5% cut-off in the Inferred Mineral Resource category was estimated. The company believes that there is potential for surface oxide copper mineralization as indicated by hole SC-07 (0-60 metres, vertical hole) assaying 0.7% Cu (in oxide) and hole SC-17 (6
- 93 metres, -60 degree hole) assaying 0.77% Cu (in oxide).

In total, BHP Billiton drilled 11 scout holes totaling 2,900 metres on the Panantza property. The drilling at Panantza was insufficient to define an inferred resource but has identified a significant exploration potential. For example, good surface oxide potential is shown by hole PA-03 (0-27 metres, vertical hole) of 1.3% Cu (in oxide) and hole PA-09 (0-60 metres -57 degree holes) of 1.15% Cu (in oxide).

The Warintza property was recognized as a large copper and molybdenum soil anomaly with a classic porphyry copper alteration signature in early 1999. Chip sampling carried out later that year by BHP Billiton outlined significant drill targets of copper mineralization with surface grades up to 1% copper.

The area of Mirador was recognized as a significant anomalous area during the original reconnaissance geological and geochemical surveys completed in November
- December 1994. These surveys, which included 315 pan concentrates of stream sediments, defined an area roughly 50 square kilometres in extent which gave anomalous values in Cu, Mo, Au, zinc and silver. At the time however, BHP Billiton was forced by border conflicts between Ecuador and Peru to concentrate its efforts in the north part of the Corriente Copper Belt. After a peace treaty ending the border conflict was signed by Peru and Ecuador in July 1999, BHP Billiton completed detailed follow-up surveys to better define the anomalous areas of the Mirador property. A total of 746 soil samples were collected along ridges and 219 rock chips were taken from outcrops found in drainages traversing the anomalous zones. This work, along with geological and alteration mapping, defined the Mirador (previously known as Wawayme) zone and the Chancho and Chancho Norte zones.

From 1994 through 1999, BHP Billiton spent approximately US$12 million on exploration of the Corriente Copper Belt.

Geology and Mineralization

Ecuador can be divided into three regions: the Coastal Plain, the Andean Cordillera and the Oriente or eastern Amazon basin. The Andean Cordillera comprises two parallel sub-ranges: the Cordillera Real and the Western Cordillera, which are separated by a high plateau, the Interandean Valley. The Corriente Copper Belt is located in the southeast portion of the Cordillera Real. Referred to as the sub-Andean zone, it straddles the border between Ecuador and Peru.

The Cordillera Real comprises metamorphic rocks and intrusives, with ages ranging from Precambrian to Cretaceous. Metamorphic rocks attain grades up to greenschist and amphibolite facies.

During early Jurassic time, this area of Ecuador-Peru was the site of a basin where calcareous and clastic sediments were deposited as well as tuffs and lavas of andesitic to basaltic composition. At some stage during the Jurassic period, three large batholiths were emplaced along a rough N-NE axis: from north to south, the Rosa Florida along the Colombian border, the Abitagua, and the Zamora, which borders Peru. These batholiths are interpreted to be part of an island-arc sequence.

The Zamora Batholith is a composite, undeformed body of lower to mid Jurassic age which has a north-south extent of roughly 200 kilometres and is up to 50 kilometres wide. Three ages of magmatism corresponding to the Jurassic, Cretaceous, and Tertiary are thought to have occurred in the region of the Zamora Batholith. The Zamora Batholith contains phases or coeval bodies which vary in composition from hornblende quartz diorite and tonalite, to granodiorite and monzogranite. Various subvolcanic bodies of andesite and dacite are associated with the Zamora Batholith. The porphyry copper mineralized systems are all hosted by intrusives, breccias and subvolcanic bodies which intrude and are closely related in age to the Zamora Batholith. To the west of the Batholith is the thrusted metamorphic belt of the Cordillera Real, with contemporaneous volcanic and sedimentary rocks to the east.

The mineral deposits encountered in the Corriente Copper Belt display many of the characteristics of calcalkaline type porphyry copper systems. Sulfides occurring principally in the form of pyrite and chalcopyrite are widely distributed in low concentrations through large volumes of rock. The porphyry deposits in the Corriente Copper Belt appear to be of Middle Jurassic age. The San Carlos deposit has been dated at 154 million years.

San Carlos and the other seven porphyry copper prospects identified in southeast Ecuador are centered on multiphase monzogranite to granodiorite porphyry stocks within the Zamora Batholith with associated K-silicate alteration and principally chalcopyrite mineralization. Intermediate argillic and less widespread sericitic alteration overprints the K-silicate alteration, but does so erratically.

Metallurgy - Mirador Project

In August 2004, the company announced the results of independent metallurgical studies managed by AMEC. The metallurgical test work was carried out by SGS Lakefield Research Ltd. under the direction of AMEC staff. Lakefield also provided samples to Minnovex and G&T Metallurgical Services to conduct grindability test-work, and mineralogical and flotation quality control test-work, respectively. The results were as follows:

     o Concentrates produced are predicted to average 30% copper at a recovery rate of 90%
     o   There are no deleterious elements in the concentrate
     o   The ore hardness is average to moderately low
     o Detailed optimization of the concentrator flow sheet is expected to raise design ore throughput by more than 10%

In late 2003 and early 2004, a total of about 3,000 kg of split diamond drill core was collected from 20 drill holes and shipped to SGS Lakefield Research in Lakefield, Ontario, for metallurgical testing. In addition, two whole-core metallurgical holes were drilled and collected specifically for comminution test work.

Initial flow sheet development completed during the first quarter on metallurgical composites established that the mill flow sheet for Mirador will be a conventional copper-gold porphyry circuit. This will use relatively coarse primary SAG (semi-autogenous grinding) and ball mill grinding to 140 microns followed by copper rougher flotation, concentrate regrind to 25 microns, and cleaner flotation and dewatering. Mineralogy was studied by G&T Metallurgical Services in Kamloops, British Columbia to support the grind parameter selection.

Variability mapping test-work completed during the second quarter has confirmed that the ore is quite simple and responds well to the flow sheet and simple reagent scheme selected. Over 45 variability samples were tested mineralogically and metallurgically. Copper is hosted dominantly as primary chalcopyrite, with minor amounts of secondary copper mineralization, occurring mainly as a shallow zero to 20-metre thick chalcocite blanket overlying the primary sulphide ore. Pyrite occurs widely throughout the deposit, but at relatively low levels, and the pyrite to chalcopyrite ratio, at about 3:1, is in the lowest quartile of the industry. The pyrite is also coarse, averaging 98 microns, resulting in a relatively clean concentrate with a 30% copper grade. Additional minerals in the concentrate include predominantly quartz, feldspars and micas (total 95%) with minor clay and carbonate (total 3%).

Concentrates produced are predicted to average 30% copper at a recovery of 90%. A laboratory analysis of concentrates indicated that no deleterious impurities were present.

Grindability tests were conducted on intervals of core from individual drill holes during the test programme. These included Bond Work Index tests, J-K drop weight and SMC tests (an abbreviated form of JK test), and Minnovex SPI (SAG Power Index) tests. All tests were conducted at Lakefield, except the latter, which were conducted at Minnovex on samples provided by SGS Lakefield Research. Tests indicated an average Bond ball mill work index of 14.5kWh/tonne, and rank the ore hardness as average to moderately low relative to other copper porphyry ores in Lakefield's industry database and with moderately low variability.

Exploration Activities

Corriente started work on the Corriente Copper Belt in December 1999 with preparations to drill the first of the untested porphyry targets at Warintza. Between January and April 2000, 2,378 metres were drilled at Warintza in a series of 16 holes. Drill results from the Warintza project, released on May 2, 2000, confirmed the presence of a high-grade (>1% Copper) supergene blanket and the local presence of high grade (>1% Copper) primary sulphide mineralization. A number of holes had grades greater than 1% copper with a best intersection of 82 metres at 1.37% copper in hole 1. The secondary copper mineralization appears to average approximately 40 metres thick and occurs at a depth generally between 50 to 100 metres.

The company then moved on to scout drilling at the Mirador property. Between May and August 2000, 5,654 metres were drilled in a series of 32 holes to test the Mirador system. The best assay interval was in hole 35 with 263 metres of 0.98% copper equivalent. Mirador appears to be a conventional porphyry copper-gold system with classic high-level alteration features such as abundant silicification and brecciation.

In October and November 2000, Corriente drilled 17 holes totalling 5,262 metres to test the Panantza project, located in the central part of the Corriente Copper Belt, close to the San Carlos property. Interpretation indicates that Panantza has a well-developed high-grade core (approximately 300 metres by 300 metres and extending below the deepest hole at 448 metres) surrounded by a much larger area of intermediate-grade mineralization. Drill holes within the high-grade core show relatively consistent strong copper numbers such as in hole PA-12 with 300 metres of 1% copper equivalent and hole PA-17 which intersected 64 metres of 1.31% copper equivalent followed by 384 metres of 0.83% copper equivalent. All of the holes drilled within the high-grade core were stopped in mineralization because of depth limitations of the drilling equipment and remain open at depth. Results from the exploration work accomplished during 2001 clearly confirmed the change in status of the Corriente Copper Belt from purely an exploration play to that of both exploration and development. Over 12,000 metres of drilling were completed during 2001 and two separate scoping studies analysed the economics of resource development at the Panantza/San Carlos and Mirador projects.

The Ecuador work program during 2002 saw the completion of 10 holes totalling 2,738 metres of core on the Mirador target. Metallurgical testwork carried out by an independent company was completed during the year using samples from the Mirador, Panantza and Warintza deposits. The testwork established that the copper mineralization generally responds well to conventional processing techniques with excellent recoveries of copper and, in the case of Mirador, of gold as well. Independent resource calculations for Panantza indicated an inferred resource of 148 million tonnes of 0.82% copper and 0.1 g/t gold and, for Mirador, 182 million tonnes of 0.76% copper and 0.22 g/t gold. The drilling program at Mirador established the general margins of the deposit and provided additional evidence that the mineralization continues at depth beyond Corriente's deepest drilling.

In 2003, Corriente completed work on a revised scoping study at Mirador which analyzed the potential of reducing the size of the initial project from the original 50,000 tonnes/day to 20,000 tonnes/day. Following on from the results of this scoping study, in October 2003 the company awarded a feasibility study for the Mirador Project to AMEC - see "Mineral Resource Development" below. Pursuant to the AMEC Technical Services Agreement, the feasibility study includes a significant drilling campaign, which began in 2003 and is designed to provide samples for additional metallurgical test-work, confirm resource deposit estimates and provide essential geotechnical data on the Mirador properties.

Such activities were dependent upon the availability of cash resources and requirements of the BHP Billiton joint venture agreements. During 2003, the Ecuador work program completed drilling on seven holes totalling 2113 metres of core on the Mirador target. The company's 2004 exploration program completed drilling on 25, 9 and 10 holes totalling 5812, 1207 and 1853 metres of core on the Mirador Norte, Panantza and San Miguel targets, respectively. As in recent years, all exploration drilling in 2004 was limited to the company's Corriente Copper Belt resource properties.

Results were received from drilling at the Mirador Norte property, which is a recently-discovered copper deposit located approximately 3 km north of the Mirador copper-gold project. Drilling result highlights include 31 metres of 1.15% copper and 99 metres of 0.98% copper (including 24 metres of 1.56% copper). The main focus of the drilling at Mirador Norte was to identify higher grade, near surface zones, usually related to secondary enrichment of copper. The high-grade zones could provide an opportunity to enhance the economics of operations at the nearby Mirador project, which is currently the subject of a feasibility study.

Sabanilla Power Project

In March 2004, Hidrelgen, S.A. (Hidrelgen), an associated company of Caminosca Caminos y Canales C. Limitada (collectively referred to as Caminosca), entered into a joint venture (JV) to develop, construct, and operate a 30 megawatt run-of-river hydroelectric generation facility with the associated switchgear and transmission lines on the Sabanilla River (Sabanilla Power Project, or SPP), to supply power to Corriente's planned Mirador copper mine. Under the terms of the Joint Venture agreement:, Caminosca will contribute the results of all of the engineering design, environmental and other studies that it has done as well as any assets and rights obtained by Caminosca with respect to the SPP. Additionally, Caminosca will contribute the services necessary to provide any required completion guarantees associated with the financing of the SPP. The value of Caminosca's contributions has been fixed at $US 2,450,000. Caminosca will have an initial 18.22% interest in the JV. Corriente is responsible for arranging for the equity and/or debt financing of the estimated $US 47.5 million in construction and completion costs for the SPP and required completion guarantees. Additionally, should the company not fulfill or arrange for its required contributions by June 30, 2005 (as amended), the company will lose all interest in the JV and will pay a $US 122,500 withdrawal fee to Caminosca. The company will have an initial 81.78% interest in the JV.

The parties' ownership percentages will be subject to adjustment based on the actual contributions made by them. Provided that the company completes its contribution commitments, the company has an exclusive option to purchase from Caminosca all of its rights, title and interests in the Joint Venture. The option exercise period expires 5 years from the date of commencement of commercial power production from the Project.

Signing of this joint venture secures a major critical-path milestone for the continuing development of the Mirador project and ensures that a reliable supply of low-cost power will be dedicated to the project. The Sabanilla Power Project is expected to provide almost 90% of the energy needs of a 25,000 tonnes/day operation at Mirador. The balance of the Mirador energy requirements can be supplied by mine-site power generation. The project will have the option of selling energy to the spot market in Ecuador during times of surplus power generation. Current spot energy rates in this region of Ecuador range from approximately 6 to 12 cents/kWh, depending on the time of year and time of day. Caminosca, which is one of the largest engineering design firms in Ecuador, has been operating for over 28 years. Caminosca has been responsible for all SPP development and engineering up to the signing of the JV agreement and had brought the project to the final permitting stages. During 2004, Corriente initiated environmental studies and permitting for the transmission line to the Mirador project as well as optimization studies with Knight Piesold Ltd. on refinements to the project design in order to meet actual power requirements of the mine.

To December 31, 2004, the company has contributed $1,704,662 (US$1,316,498) to fund the SPP's current development activities.

                [SABANILLA HYDROELECTRIC PROJECT GRAPHIC OMITTED]

Mineral Resource Development

A modified scoping study was completed in the first quarter of 2003 that assessed the economics of a 20,000 tonnes/day milling operation, versus previous studies that had looked at up to 50,000 tonnes/day options. In mid-2003 it was decided to move directly to a feasibility study for Mirador. In October 2003, the company awarded a feasibility study for the Mirador project to the internationally respected engineering firm AMEC Americas Limited (AMEC). Pursuant to the AMEC Technical Services Agreement, the feasibility study is addressing geotechnical, infrastructure (including processing, site development and support facilities), and financial analyses for the building of a 20,000 tonnes/day mine and milling facility at the Mirador site. This initial capacity target was later modified to 25,000 tonnes/day. Resource and reserve calculations will also be included. In order to have such a study completed, the company entered into agreements with certain other drilling and technical services companies. The total cost, including associated fieldwork, is estimated at approximately $2.5 million, to be paid from the company's cash resources on hand. This feasibility study also includes a significant drilling campaign, which began in 2003 and was designed to provide samples for additional metallurgical test-work, confirm resource deposit estimates and provide essential geotechnical data on the Mirador properties. While the study was expected to be completed in mid-2004, manpower and supplier resource shortages beyond the company's control and optimization revisions have delayed completion to April 2005.

In September 2004, Corriente announced the results of an independent resource estimate prepared by AMEC on the Mirador copper-gold porphyry project. The supporting technical report for the resource estimate as required by National Instrument 43-101 was filed by the company on SEDAR in October 2003 (www.sedar.com) and is incorporated by reference in this Annual Information Form. The resource estimate was based on the completion of 90 drill holes totalling 24,349 metres of core. The Mirador mineral resource has been classified as Indicated and Inferred mineral resources and contains Hypogene and Supergene mineralization. The resource estimate results are 310Mt at 0.65% Cu and 0.20 g/t Au of Indicated mineral resources and 315Mt at 0.56% Cu and 0.17g/t Au of Inferred mineral resources reported at a 0.40% Cu cut-off. The table below shows higher cut-offs for comparison purposes. The results are reported to a depth of 850 metres elevation, which is approximately 500 metres below surface. Indicated resources are available for inclusion in a feasibility study. Inferred totals are additional resources that have the potential to be added to the indicated category with further drilling. The resource estimate was prepared in conformance with the requirements set out in NI 43-101 by AMEC under the direction of Susan Lomas, P.Geo., an independent qualified person as defined by NI 43-101.

       ---------------------------------------------------------------
                                     Million
         Cu% Cut-off      Class      tonnes          Cu %    Au (g/t)

            0.40        Indicated      310           0.65      0.20
            0.40        Inferred       315           0.56      0.17

            0.50        Indicated      262           0.69      0.21
            0.50        Inferred       216           0.62      0.18

            0.60        Indicated      189           0.74      0.22
            0.60        Inferred        94           0.71      0.20

            0.65        Indicated      147           0.78      0.23
            0.65        Inferred        58           0.77      0.22

            0.70        Indicated      108           0.81      0.24
            0.70        Inferred        40           0.79      0.23
       ---------------------------------------------------------------

     Resource classifications conform to CIM standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral resources that are not reserves do not demonstrate economic viability. Measured and Indicated Mineral Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling are reasonably assumed, but not verified.

Based on the positive results of AMEC's mineral resource estimation work and the results of the metallurgical studies announced in August 2004, Corriente moved ahead with an optimization review to analyze the economic effect of higher milling throughputs for Mirador. This study analyzed the company's Mirador project using four different throughput rates within a 22,000 - 35,000 tonnes/day range and was based only on the indicated mineral resources of the project as calculated by AMEC. Corriente chose to complete its current feasibility study at a daily throughput of 25,000 tonnes/day. Results from the optimization analysis indicated a steadily increasing economic return for the project as ore throughput is increased. The ultimate expansion size for this project is expected to be significantly more than the 35,000 tonnes/day capacity level analyzed in the optimization study.

The opportunity to increase investment returns with an expanded project capacity is the object of an add-on feasibility study to look at throughput rates from 50,000 to 75,000 tonnes/day (two to three times the size of the base case). This follow-up study, which is designed to maximize shareholder value for Mirador, is focused on converting a significant portion of the current inferred mineral resources to indicated status so that they can be included in the new study (Note: inferred resources are excluded from feasibility study economic analyses).

The last stages of the AMEC feasibility study have been focused on optimization of capital and operating costs. Additional work has also been carried out on future opportunities for the Mirador project. One of these opportunities led to a review of an alternative proposed tailings pond site located near the main access highway to the west of the Mirador project. This review, which was carried out in December 2004, compared the potential changes to capital and operating costs and environmental and social impacts of the new site versus the current plan to have all facilities located above the open pit. The review has concluded that instead of merely offering a minor improvement to the Mirador project, the new tailings site would significantly enhance the economics, and suggests that the mill could be moved to the same location for even greater efficiencies of operation. This relocation would establish most of the mine infrastructure near the main inter-provincial highway and power line, providing improved transportation access for parts, consumables, staff and trucking of copper concentrate to the shipping port.

Given the positive nature of this change, Corriente amended the feasibility study to incorporate the new location for the tailings pond and mill. This change should allow for the completion of the feasibility study in April 2005. Corriente will confirm the geotechnical suitability of the site for this proposed tailings pond and amend the Environmental Impact Assessment, which is currently nearing completion.

In February 2005, the company signed a multi-part agreement with Outokumpu Technology Minerals OY to provide technical services for the Mirador copper-gold concentrator facility. This agreement covers a number of areas, including the primary crusher, mill and concentrate storage facilities. Outokumpu is one of the largest suppliers of copper flotation circuits in the world and manufactures much of the types of equipment that will be utilized at the planned Mirador mine site. The first phase of this agreement is underway and calls for Outokumpu to provide a process flow sheet review and cost estimate for the Mirador project copper concentrator. The second stage of this agreement will move the concentrator into the pre-engineering phase and will include a review of a 50,000 tonnes/day expansion scenario. The expansion will allow for a total project capacity of 75,000 tonnes/day with both circuits in operation. Ultimately, this agreement should lead to Corriente being able to negotiate with Outokumpu a turn-key contract for construction, which will aid the associated debt financing of the concentrator facility.

During the past 12 months, the company has been actively building up its mining development and operations management team. In February 2004, Mr. Ron Simkus joined Corriente to guide the process of completing the feasibility study at the Mirador project in southeast Ecuador and to facilitate the construction and operation of the 25,000 tonne-per-day plant at the Mirador site. Mr. Simkus, who was most recently the President and CEO of Compania Minera Antamina S.A. in Peru, oversaw the commissioning of the Antamina deposit and the successful transition of the largest copper mining construction project in recent history (at a cost of approximately US$2.2 billion) to a sustainable mining operation. Previously, Mr. Simkus spent eight years at Highland Valley Copper, including three years as President and General Manager. Highland Valley is one of the largest open-pit copper operations in the world. In February 2005, the company appointed Mr. Joseph Rokosh, P.Eng. of Merit Consultants as Project Manager to prepare Mirador for construction. Mr. Rokosh has an extensive background in project management, including 10 years in Peru with Southern Peru Copper and most recently as contract manager for a $300 million chemical plant in China for Bechtel Corporation. While in Peru, Mr. Rokosh supervised numerous mining related construction projects, including a copper concentrator, rail bridge crossing, gas turbine power plant, river diversion and a $152 million copper SX-EW facility. On the Peru projects, Mr. Rokosh was able to deliver both high-quality engineering and a safe working environment for the employees. The company will be adding more in-house and contracted personnel to its Mirador project team as pre-construction progresses.

                  [MIRADOR PROJECT MINE SITE GRAPHIC OMITTED]

Deferred exploration and development expenditures made on various target projects within the Corriente Copper Belt totalled $8,164,470 (2003 - $1,327,284; 2002 - $1,792,332) reflecting the company's activities in furthering development of these resource properties.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. Following are the risk factors which the company's management believes are most important in the context of the company's business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the company may not be suitable for all investors.

Foreign Country and Political Risk

The resource properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety. While the political climate is considered by the company to be stable, there can be no assurances that this will continue indefinitely. To alleviate such risk, the company funds its Ecuador operations on an as-needed basis and is pursuing local joint venture partners. The company does not presently maintain political risk insurance for its foreign exploration projects.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. At present, none of the company's properties have proven or probable reserves and the proposed programs are an exploratory search for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals. The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralised deposit, no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

Financing Risks

The company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the cmpany's properties will be dependent upon the company's ability to obtain financing through joint venturing, equity or debt financing or other means, and although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects.

Limited Experience with Development-Stage Mining Operations

The company has no previous experience in placing resource properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Resources and Production Risks

The Mineral Resource estimates included in this document are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. The estimated Mineral Resources described in this document should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations.

Mineral Prices

The principal activity of the company is the exploration and development of copper-gold resource properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Mineral prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties.

Competition

The company competes with many companies that have substantially greater financial and technical resources than the company for the acquisition of mineral properties as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements

The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake. The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Title Matters

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Dependence On Key Personnel

The company's development to date has largely depended and in the future will continue to depend on the efforts of key management. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any directors or other employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company's securities other than possible capital gains.


                                    DIVIDENDS

The company has not paid any dividends on its common shares since its incorporation. The company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.


                                CAPITAL STRUCTURE

The company's authorized capital consists of 100,000,000 common shares without par value. Each holder of common shares is entitled to receive notice of and to attend any meetings of the shareholders of the company and is entitled to one vote in respect of each common share held at such time. Each holder of common shares is entitled to receive dividends, if any, as and when declared by our Board of Directors. Holders of common shares are entitled to participate equally in any distribution of our net assets upon liquidation, dissolution or winding-up. There are no pre-emptive, retraction, surrender, redemption, repurchase for cancellation or conversion rights attaching to the common shares.

                             MARKETS FOR SECURITIES

The company's common shares are listed and posted for trading on the Toronto Stock Exchange and on the Frankfurt, Munich and Berlin stock exchanges in Germany under the symbol CTQ. The WKN number is 871 464 and the ISIN number is CA22027E1025.

The Toronto Stock Exchange reported the following price ranges and volumes traded in respect of the company's shares in each month of the fiscal year ended December 31, 2004:


===========================================================================

Month                      High                 Low               Volume

January 2004               $3.70                $3.20             1,870,822

February 2004              $5.78                $3.25             5,377,642

March 2004                 $5.50                $3.47             3,122,959

April 2004                 $4.53                $3.47             2,316,613

May 2004                   $3.90                $2.57             2,004,587

June 2004                  $3.60                $2.84             2,962,488

July 2004                  $3.92                $3.17             1,367,187

August 2004                $3.85                $3.17               856,647

September 2004             $3.60                $2.95             2,023,488

October 2004               $3.95                $3.10               951,685

November 2004              $3.70                $3.22             2,512,634

December 2004              $3.65                $2.70             1,611,479
===========================================================================

                             DIRECTORS AND OFFICERS

The names and municipalities of residence, offices held with the company and principal occupations of the directors and officers of the company, as of the date of this Annual Information Form, are as follows:

Listing of Directors and Officers

Name, Municipality of Residence                                    Principal Occupation
and Position with the company               Director Since         During Previous Five Years
-------------------------------             --------------         --------------------------
KENNETH R. SHANNON                          January 8, 1992        President and Chief Executive Officer of the
Surrey, British Columbia                                           company; exploration and mining consultant
President, Chief Executive Officer
and Director

DANIEL A. CARRIERE                          N/A                    Senior Vice-President of the company, January
Vancouver, British Columbia                                        2004 to present; President, Carriere Financial
Senior Vice-President                                              Services (private consulting company), 1990 to
                                                                   December 2003

RONALD SIMKUS                               N/A                    Senior Vice-President, Mining of the company,
Kamloops, British Columbia                                         February 2004 to present; President & CEO,
Senior Vice-President, Mining                                      Compania Minera Antamina, Lima, Peru, June 2001
                                                                   to July 2003, previously Vice-President,
                                                                   Operations, Compania Minera Antamina, May 2001 to
                                                                   June 2001; President and General Manager,
                                                                   Highland Valley Copper, Logan Lake, British
                                                                   Columbia, 1999 to 2001

DARRYL F. JONES                             N/A                    Corporate Secretary and Chief Financial Officer
Surrey, British Columbia                                           of the company, January 2004 to present;
Corporate Secretary and Chief Financial                            President, Excape, Inc. (private U.S. holding
Officer                                                            company), August 2002 to December 2004;
                                                                   Vice-President Finance & CFO, Excape, Inc., March
                                                                   1999 to July 2002

RICHARD P. CLARK(1)(2)(3)                   July 30, 1996          President, Redback Mining Inc., June 2000 to
North Vancouver, British Columbia                                  present; President, Active Assets & Assoc. Inc.,
Director                                                           May 1999 to November 2000

LEONARD HARRIS(1)(2)(3)                     July 7, 1995           Mining industry consultant
Littleton, Colorado
Director

ANTHONY F. HOLLER(3)                        September 10, 2003     Chief Executive Officer and Director of ID
Vancouver, British Columbia                                        Biomedical Corporation
Director

G. ROSS MCDONALD(1)(2)                      January 7, 2004        Self-employed chartered accountant, former Chief
North Vancouver, British Columbia                                  Financial Officer of the company
Director

(1) Members of the Audit Committee.
(2) Members of the Compensation Committee.
(3) Members of the Corporate Governance Committee.


All of the above directors stand for election at each annual general meeting of the company. The present term of office of each of the directors will expire at the company's annual general meeting in May 2005.

Shareholdings of Directors and Officers

To the knowledge of the company, as of the date hereof, all directors and senior officers of the company, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 4,987,141 common shares, or approximately 11% of the company's outstanding shares.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the company, no director or officer of the company or shareholder holding a sufficient number or securities of the company to affect materially the control of the company is, or within the 10 years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the knowledge of the company, no director or officer of the company or shareholder holding a sufficient number or securities of the company to affect materially the control of the company has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities authority, or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of the company, no director or officer of the company or shareholder holding a sufficient number or securities of the company to affect materially the control of the company, or a personal holding company of any such person, has, during the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to a bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person's assets.


                          TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Units is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.


                               MATERIAL CONTRACTS

There are no contracts that may be considered material to the company, other than contracts entered into in the ordinary course of business, that have been entered into by the company in the past fiscal year or that have been entered into by the company in a previous fiscal year and are still in effect.


                              INTERESTS OF EXPERTS

The company's consolidated financial statements for the fiscal year ended December 31, 2004 have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia.

                             ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the company's securities, securities authorized for issuance under equity compensation plans and interests of insiders in material transactions, if applicable, is contained in the company's information circular in connection with the company's upcoming annual general meeting to be held May 9, 2005, a copy of which will be filed on SEDAR at www.sedar.com in early April 2005.

Additional financial information is available in the company's audited financial statements and accompanying management's discussion and analysis for the fiscal year ended December 31, 2004, a copy of which has been filed on SEDAR at www.sedar.com. For copies of documents, please contact the company at 520 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone (604) 687-0449, fax (604) 687-0827.

                                                                     DOCUMENT 2

Corriente Resources Inc.

Consolidated Financial Statements
December 31, 2004 and 2003

MANAGEMENT'S REPONSIBILITY FOR FINANCIAL REPORTING

                                                                  March 22, 2005


The consolidated financial statements of Corriente Resources Inc. have been prepared by management and approved by the Board of Directors. Management of Corriente Resources Inc. is responsible for the preparation, objectivity and integrity of the information contained in these financial statements and other sections of this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Management maintains the necessary systems of internal controls, policies and procedures to provide assurance that assets are safeguarded and that financial records are reliable and form a proper basis for the preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is composed of non-management directors. This committee, which reports to the Board of Directors, meets with the independent auditors and reviews the consolidated financial statements.

PricewaterhouseCoopers LLP, the company's auditors, have examined these consolidated statements and their report follows.





"Kenneth R. Shannon"                         "Darryl F. Jones"
Kenneth R. Shannon                           Darryl F. Jones
President and C.E.O.                         Chief Financial Officer

AUDITORS' REPORT

                                                               February 24, 2005
                           (except as to note 12, which is as of March 22, 2005)


To the Shareholders of Corriente Resources Inc.


We have audited the consolidated balance sheets of Corriente Resources Inc. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



"PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, BC

Corriente Resources Inc.
Consolidated Statements of Loss and Deficit
For the years ended December 31, 2004 and 2003
------------------------------------------------------------------------------------------------------

                                                                        2004                   2003
                                                                           $                      $
Assets

Current assets
Cash and cash equivalents                                         12,602,827             18,688,029
Marketable securities (note 11)                                      554,000                335,000
Accounts receivable and prepaids                                     153,133                264,918
                                                            -----------------------------------------
                                                                  13,309,960             19,287,947

Mineral properties (note 3)                                       25,220,211             16,557,320

Property, plant and equipment (note 4)                               266,749                102,862

Deferred power project costs (note 5)                              1,704,662                      -
                                                            -----------------------------------------
                                                                  40,501,582             35,948,129
                                                            =========================================

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 7)                    746,567                421,339
                                                            -----------------------------------------


Shareholders' Equity

Share capital (note 6 (b))                                        83,525,397             79,041,187

Options (note 6 (c))                                               1,655,163              1,120,614

Share purchase warrants (note 6 (d))                                  96,455                172,927

Contributed surplus                                                  930,660                930,660

Deficit                                                          (46,452,660)           (45,738,598)
                                                            -----------------------------------------
                                                                  39,755,015             35,526,790
                                                            -----------------------------------------
                                                                  40,501,582             35,948,129
                                                            =========================================

Subsequent events (notes 11 and 12)


Approved by the Board of Directors

"G. Ross McDonald"         Director          "Richard P. Clark"         Director
--------------------------                   --------------------------


        The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
Consolidated Balance Sheets
As at December 31, 2004 and 2003
-----------------------------------------------------------------------------------------------------------------
                                                                                   2004                   2003
                                                                                      $                      $
Exploration
General exploration                                                               8,393                 42,746
                                                                       -----------------------------------------

Administration
Management fees, wages & benefits                                               436,972                395,637
Investor relations and promotion                                                189,486                209,791
Legal and accounting                                                             82,459                 91,625
Travel                                                                           74,053                 58,321
Rent and utilities                                                               69,984                 40,826
Printing and shareholder information                                             68,496                 31,094
Insurance                                                                        53,178                 43,889
Office and miscellaneous                                                         33,995                 21,730
Regulatory fees                                                                  26,735                 45,758
Transfer agent fees                                                              18,924                 11,386
Depreciation                                                                     14,304                 15,034
                                                                       -----------------------------------------

                                                                              1,068,586                965,091
                                                                       -----------------------------------------


Other
Stock-based compensation (note 6 (c))                                           709,424                762,558
Recovery on mineral properties previously written off (note 3 (b))             (549,000)              (882,261)
Interest income                                                                (382,237)              (136,738)
Gain on sale of marketable investments                                         (199,323)              (105,244)
Foreign exchange loss                                                            58,219                 35,940
                                                                       -----------------------------------------

                                                                               (362,917)              (325,745)
                                                                       -----------------------------------------

Loss for the year                                                               714,062                682,092

Deficit - beginning of year                                                  45,738,598             45,056,506
                                                                       -----------------------------------------

Deficit - end of year                                                        46,452,660             45,738,598
                                                                       =========================================

Basic and diluted loss per share                                                   0.02                   0.02
                                                                       =========================================

Weighted average number of shares outstanding                                44,594,782             33,666,622
                                                                       =========================================


             The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2004 and 2003
--------------------------------------------------------------------------------------------------------------------
                                                                                       2004                  2003
                                                                                          $                     $
Cash flows from (applied to) operating activities
Loss for the year                                                                  (714,062)              (682,092)
Items not affecting cash
      Stock-based compensation                                                      709,424                762,558
      Shares received on mineral properties previously written off                 (549,000)              (330,000)
      Gain on sale of marketable securities                                        (199,323)              (105,244)
      Depreciation                                                                   14,304                 15,034
                                                                           ----------------------------------------

                                                                                   (738,657)              (339,744)
Changes in non-cash working capital
      Accounts receivable and prepaids                                              111,785               (192,511)
      Accounts payable and accrued liabilities                                      325,229                286,524
                                                                           ----------------------------------------

                                                                                   (301,643)              (245,731)
                                                                           ----------------------------------------

Cash flows from (applied to) investing activities
Mineral property costs                                                           (8,627,262)            (1,511,358)
Deferred power project costs                                                     (1,704,662)                     -
Proceeds from sale of marketable securities                                         529,323                117,244
Payments to acquire property, plant and equipment                                  (213,820)               (76,288)
                                                                           ----------------------------------------

                                                                                (10,016,421)            (1,470,402)
                                                                           ----------------------------------------

Cash flows from financing activities
Proceeds from issuance of share capital, net of issue costs                       4,232,862             18,803,133
                                                                           ----------------------------------------

Increase (decrease) in cash and cash equivalents                                 (6,085,202)            17,087,000

Cash and cash equivalents - beginning of year                                    18,688,029              1,601,029
                                                                           ----------------------------------------

Cash and cash equivalents - end of year                                          12,602,827             18,688,029
                                                                           ========================================

Supplemental cash flow information (note 10)


               The accompanying notes are an integral part of these consolidated financial statements

Corriente Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

1     Nature of operations

      Corriente Resources Inc. and its subsidiaries (collectively, "Corriente" or "the company") are engaged in the exploration and development of mineral properties primarily in Ecuador, South America. The company considers itself to be an exploration and development stage company.

      The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain financing to complete their development and future profitable operations or sale of the properties.

      Although the company has taken steps to verify the title to mineral properties in which it has an interest, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

2     Significant accounting policies

      Basis of consolidation

      The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Corriente Resources Inc. (Cayman), CTQ Management Inc., Ecuacorriente S.A. (Ecuador), Minera Panantza B.V. (Netherlands) and Minera Curigem S.A. (Ecuador).

      Mineral properties

      Mineral properties consist of options, concessions, deferred exploration costs and land purchased as buffer zone areas. Amounts recorded for mineral properties and deferred exploration costs include costs incurred to date, and are not intended to reflect present or future values. Share purchase warrants issued in consideration for mineral property interests are recorded at fair value based on the Black-Scholes Model. Option payments or recoveries are treated as a reduction of the carrying value of the related mineral property until the company's costs are recovered. Option payments received in excess of costs incurred are credited to the consolidated statements of loss and deficit.

      Expenses incurred on mineral properties which may have the potential of being developed are deferred on a project basis until the viability of the project is determined. The carrying value of properties is subject to review at each reporting period. When a property is sold, abandoned, or deemed not to be economic, all related mineral property and deferred exploration costs are written off. Costs associated with economically viable projects would be amortized on a unit-of-production basis from the commencement of production.

      Management of the company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves and value beyond proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered.

Corriente Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

      Property, plant and equipment

      Amortization of mineral properties will commence upon commercial production. Pre-production costs net of incidental revenues are deferred and will be amortized from the date of commercial production.

      Depreciation of furniture and equipment is provided on a declining-balance basis over their estimated useful lives at annual rates between 20% and 30%. Leasehold improvements are depreciated on a straight-line basis over the term of the lease.

      General exploration

      General exploration expenses, including the cost of evaluating potential projects, are charged to operations as incurred.

      Cash and cash equivalents

      Cash and cash equivalents comprise cash and high quality, highly liquid corporate paper, readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

      Marketable securities

      Marketable securities are carried at the lower of cost and quoted market value.

      Foreign currency translation

      The company's subsidiaries are considered integrated foreign operations and are translated using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period. Translation gains and losses are reflected in loss for the year.

      Income taxes

      Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax asset and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse. Assets are recognized only to the extent it is more likely than not that they will be realized.

      Loss per share

      Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Corriente Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

      Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Significant estimates that involve highly subjective assumptions by management include the company's estimate of stock-based compensation expense and its assessment of its mineral property values. Actual results could differ from those reported.

      Stock-based compensation plan

      The company has a stock-based compensation plan as described in note 6(c).

      The company has adopted the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

3     Mineral properties

      Corriente Copper Belt, Ecuador

      Under various agreements signed with certain Ecuadorian subsidiaries of BHP Billiton LLC ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton's resource properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these resource properties are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has the option to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos resource properties upon the payment of US$2 million to BHP Billiton.

      During 2004, J. David Lowell exercised his option to acquire the company's interest in the Warintza resource concession in exchange for his 10% interest in Corriente's interests in the remaining concessions in the Corriente Copper Belt. As a result, the company has complete ownership of its Corriente Copper Belt resource properties. Mineral property costs associated with Warintza property in the amount of $2,461,946 have been re-allocated to the company's other Corriente Copper Belt resource properties.

Corriente Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

      Following is a summary of the company's deferred mineral property expenditures.

      Corriente Copper Belt                    Mirador/          Other        San Carlos      Panantza           Total
                                             Mirador Norte        (1)

      Balance December 31, 2002                $ 8,808,104      $ 3,376,439  $                $ 2,495,629       $ 14,680,172
                                                                                        -
      Option / acquisition payments                200,524          329,260         6,931          13,149            549,864
      Deferred exploration and                     941,449          298,431        37,480          49,924          1,327,284
      development costs
                                            --------------------------------------------------------------------------------

      Balance December 31, 2003                  9,950,077        4,004,130        44,411       2,558,702         16,557,320
      Option / acquisition payments                493,112                -         2,590           2,719            498,421
      Deferred exploration and                   9,441,051       (2,212,255)       17,917         917,757          8,164,470
      development costs and re-allocation
                                            --------------------------------------------------------------------------------

      Balance December 31, 2004                $19,884,240      $ 1,791,875     $  64,918     $ 3,479,178       $ 25,220,211
                                            ================================================================================
      (1) - comprised of the La Florida, San Luis, San Marcos, San Miguel, Sutzu
      and Trinidad copper and copper-gold exploration targets in the Corriente
      Copper Belt

      Other

      In 2003, the company sold its shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina. To December 31, 2004, the company received $69,740 (US$ 50,000) and 200,000 shares of which 100,000 shares were sold in the prior year, with the balance of 100,000 shares, which were received October 7, 2004 and recorded at a value of $549,000, being held pending expiry of the related regulatory hold period on the sale or transfer of these shares. Over five years from the date of the agreement, the company was scheduled to receive a total of US$1,150,000 and 300,000 shares of the purchaser, which was amended as set out in note 12. Additionally, the purchaser is obligated to pay the company US$ 1,000,000 upon the Taca-Taca property achieving commercial production. As the collectibility of the consideration is uncertain, the foregoing payments are recorded when received.

      The Polymet plant site in Bolivia (which was previously written off in 1998) was sold during 2003. The company received full consideration, totalling $482,521, from the purchaser during 2003.

      Corriente continues to review joint venture projects that are offered under the terms of the December, 2001 Global Exploration Alliance ("Exploration Alliance") with BHP Billiton. To keep the Exploration Alliance agreement in good standing, Corriente has agreed to allocate US$500,000 in exploration funds for future planned Exploration Alliance joint venture expenditures.

Corriente Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

4     Property, plant and equipment

                                                                      2004                                         2003
                               --------------------------------------------   ------------------------------------------
                                                Accumulated                                  Accumulated
                                       Cost    Depreciation            Net           Cost   Depreciation            Net
                                          $               $              $              $              $              $
      Office furniture and
            equipment                 67,832         53,432          14,400         66,848         52,285         14,563
      Computer equipment             191,058        143,482          47,576        167,128        128,907         38,221
      Field equipment                 38,576         12,717          25,859         14,437         13,348          1,089
      Vehicles                       220,560         55,333         165,227         69,361         21,248         48,113
      Communications equipment        18,284          4,597          13,687          4,715          3,839            876
                               -------------------------------------------------------------------------------------------
                                     536,310        269,561         266,749        322,489        219,627        102,862
                               ===========================================================================================

5     Deferred power project costs

      Hidrelgen, S.A., an associated company of Caminosca Caminos y Canales C. Limitada (collectively "Caminosca") and the company have entered into a joint venture (the "Joint Venture") to develop, construct, and operate a 30 megawatt hydroelectric generation facility with the associated switchgear and transmission lines on the Sabanilla River (the "Project"), to supply power to the company's planned Mirador copper mine.

      Under the terms of the Joint Venture agreement, the parties are responsible as follows:

      a) Caminosca will contribute the results of all of the engineering design, environmental and other studies that it has done as well as any assets and rights obtained by Caminosca with respect to the Project. Additionally, Caminosca will contribute the services necessary to provide any required completion guarantees associated with the financing of the Project. The value of Caminosca's contributions has been fixed at $US 2,450,000. Caminosca will have an initial 18.22% interest in the Joint Venture;

      b) Corriente is responsible for arranging for the equity and/or debt financing of the construction and completion of the Project and required completion guarantees. Additionally, should the company not fulfill or arrange for its required contributions by June 30, 2005 (as amended), the company will lose all interest in the Joint Venture and will pay a $US 122,500 withdrawal fee to Caminosca. The company will have an initial 81.78% interest in the Joint Venture.

      The parties' ownership percentages will be subject to adjustment based on the actual contributions made by them. Provided that the company completes its contribution commitments, the company has an exclusive option to purchase from Caminosca all of its rights, title and interests in the Joint Venture. The option exercise period expires 5 years from the date of commencement of commercial power production from the Project.

      To December 31, 2004, the company has contributed $1,704,662 to fund the Project's pre-development activities.

Corriente Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

6     Share capital

      a)  Authorized
          100,000,000 common shares without par value

      b)  Issued

                                                                                      2004                                2003
                                                      ------------------------------------- -----------------------------------
                                                             Number of                             Number of
                                                                shares             Amount             shares            Amount
                                                                                        $                                    $
          Balance - beginning of year                       41,606,295         79,041,187         30,791,349        59,548,620
          Issued during the year
             For cash
               Private placements - net of issue
                    costs                                            -                  -          7,750,000        15,959,370
               Exercise of warrants                          3,500,098          3,928,512          2,239,946         2,380,513
               Exercise of options                             315,000            304,350            575,000           463,250

             For other consideration
               For mineral properties                                -                  -            250,000           232,500
               Fair value of options transferred on
                    exercise (note 6 (c))                            -            174,876                  -           286,608
               Fair value of warrants transferred
                    on exercise (note 6 (d))                         -             76,472                  -           170,326
                                                      -------------------------------------------------------------------------
          Balance - end of year                             45,421,393         83,525,397         41,606,295        79,041,187
                                                      =========================================================================

          On February 7, 2003 the company completed a non-brokered private placement of 1,000,000 units at a price of $1.00 per unit for proceeds of $1.0 million before issue costs of $6,250. Each unit issued comprised one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $1.10 on or before February 7, 2005. All of these warrants were exercised before the expiry date.

          On October 9, 2003, the company completed a non-brokered private placement of 2,000,000 common shares at a price of $1.95 per share for proceeds of $3.9 million.

          On November 5, 2003, the company completed a brokered private placement of 4,750,000 units at a price of $2.50 per unit for proceeds of $11.875 million before issue costs of $809,381. Each unit issued comprised one common share and one-quarter of one common share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $3.00 for a period of 18 months, subject to the right of the company to accelerate the expiry of the warrants if the company's common shares trade above $4.00 for twenty consecutive trading days, in any period after March 8, 2004.

Corriente Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

      c)  Stock options

          The company has a stock option plan whereby the company may grant options to its directors, officers, employees and consultants of up to a total of 6,524,830 common shares (of which 2,390,000 are outstanding and 3,071,000 have been exercised since the inception of the company's stock option plan in 1996, leaving 1,063,830 available for grant). The exercise price of each option is determined in accordance with the company's stock option plan. The option term and vesting period is determined by the Board of Directors, within regulatory guidelines.

                                                                              2004                                      2003
                                           ----------------------------------------   ---------------------------------------

                                                                        Weighted                                  Weighted
                                                  Number of              average            Number of              average
                                                     Shares       exercise price               shares       exercise price
                                                                               $                                         $
          Options outstanding -
               Beginning of year                  2,190,000                 0.96             2,490,000                 1.65
          Granted                                   515,000                 3.33             1,530,000                 0.98
          Exercised                                (315,000)                0.97              (575,000)                0.81
          Terminated                                      -                    -              (150,000)                1.95
          Expired                                         -                    -            (1,105,000)                2.50
                                           ----------------------------------------------------------------------------------
          Options outstanding - End of
               year                               2,390,000                 1.46             2,190,000                 0.96
                                           ==================================================================================
          Options outstanding and
               exercisable - End of year          2,177,500                 1.28             2,190,000                 0.96
                                           ==================================================================================

          During the year ended December 31, 2004 the company has recorded the fair value of the 515,000 (2003 - 1,530,000) options granted as stock-based compensation expense of $709,424 (2003 - $762,558). This fair value is estimated using the Black-Scholes Option Pricing Model with the following assumptions.


          Risk-free interest rate                       2.71 - 3.71%
          Expected dividend yield                                 -
          Expected stock price volatility                   67 - 72%
          Expected option life in years                           3

          Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

          The fair value assigned to the stock options exercised during the years ended December 31, 2004 and 2003 was credited to share capital.

Corriente Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

          The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

          Exercise                Options              Remaining                 Options
            prices         outstanding at       contractual life         outstanding and
                        December 31, 2004                (years)          exercisable at
                                                                       December 31, 2004
    -------------------------------------------------------------------------------------
       $      3.55                100,000                    2.6                  25,000
              3.32                275,000                    2.1                 137,500
              3.25                 40,000                    2.7                  40,000
              3.16                100,000                    2.4                 100,000
              1.28                310,000                    1.7                 310,000
              1.14                 25,000                    1.2                  25,000
              0.91                235,000                    0.4                 235,000
              0.90                625,000                    1.4                 625,000
              0.89                480,000                    1.6                 480,000
              0.79                200,000                    0.8                 200,000
    -------------------------------------------------------------------------------------
                                2,390,000                    1.5               2,177,500
    =====================================================================================

Corriente Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

      d)  Share purchase warrants

                                                   Number of      Exercise                           Assigned Fair
                                                    warrants         Price   Expiry dates                    Value
                                                                         $                                       $
          Balance - December 31, 2002             5,046,294                                               501,051
                                             ------------------                                    -----------------

             Issued                               1,000,000           1.10   February 7, 2005                   -
             Issued                                 250,000           0.80   May 29, 2005                  96,455
             Issued                               1,187,498           3.00   May 5, 2005                        -
             Exercised                             (250,000)          0.80                                (98,741)
             Exercised                             (250,000)          0.80                                (71,585)
             Exercised                             (812,289)          1.00                                      -
             Exercised                             (186,917)          0.90                                      -
             Exercised                             (740,740)          1.35                                      -
             Expired                               (250,000)          0.80   April 20, 2003               (60,472)
             Expired                               (250,000)          0.80   May 29, 2003                (193,781)
                                             ------------------                                    -----------------

                                                   (302,448)                                             (328,124)
                                             ------------------                                    -----------------
                                                                                                                -
          Balance - December 31, 2003             4,743,846                                               172,927
                                             ------------------                                    -----------------

             Exercised                           (1,965,488)          1.00                                      -
             Exercised                              (90,860)          0.90                                      -
             Exercised                           (1,000,000)          1.10                                      -
             Exercised                             (193,750)          3.00                                      -
             Exercised                             (250,000)          0.80                                (76,472)
                                             ------------------                                    -----------------

                                                 (3,500,098)                                              (76,472)
                                             ------------------                                    -----------------

          Balance - December 31, 2004             1,243,748                                                96,455
                                             =======================================================================

          No share purchase warrants were issued in 2004.

          The fair value assigned to the share purchase warrants exercised during the years ended December 31, 2003 and 2004 was credited to share capital. The fair value assigned to the share purchase warrants that expired during the year ended December 31, 2003 was credited to contributed surplus.


                   Exercise             Warrants          Average
                     prices      outstanding and        remaining
                                  exercisable at      contractual
                               December 31, 2004     life (years)
          --------------------------------------------------------

             $         3.00              993,748              0.3
                       0.80              250,000              0.4
          --------------------------------------------------------
                                       1,243,748              0.4
          ========================================================

Corriente Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

7     Related party transactions and balances

      a) Included in management fees, wages and benefits and in mineral properties and investor relations are expenditures of $213,983 (2003
          - $263,088), $352,513 (2003 - $127,067) and $100,000 (2003 -
          $36,000), respectively, for the year ended December 31, 2004 in respect of administrative and technical services provided by employed officers and companies affiliated through common officers. At December 31, 2004, $1,538 (2003 - $242,978) was due to these companies.

      b) During the year ended December 31, 2004, the company incurred independent directors' fees of $51,300 (2003 - $Nil) of which $12,700 is included in amounts due to related parties at December 31, 2004. All amounts due are non-interest bearing.


8     Income taxes

      The reconciliation of income taxes attributable to continuing operations computed at statutory rates to the income tax expense/(recovery) is as follows:

                                                                                           2004                 2003
                                                                                              $                    $
                                                                               -------------------   ------------------
                                                                                          35.62%                37.62%

          Income tax benefit computed at Canadian statutory rates                      (254,349)             (256,603)
          Benefit of foreign tax losses not previously recognized                      (263,662)             (364,698)
          Unrecognized tax losses                                                       261,857               333,195
          Non-deductible differences                                                    256,154               288,106
                                                                               ----------------------------------------

                                                                                              -                     -
                                                                               ========================================

      The significant components of the company's future income tax assets are as follows:

                                                                                           2004                 2003
                                                                                              $                    $
                                                                               -------------------   ------------------
          Future income tax assets
             Net tax losses carried forward                                           1,798,535             1,632,789
             Resource pools                                                           2,836,521             3,341,539
             Temporary differences on capital assets                                     68,945                63,850
                                                                               -------------------   ------------------

                                                                                      4,704,001             5,038,178
             Valuation allowance                                                     (4,704,001)           (5,038,178)
                                                                               ----------------------------------------

                                                                                              -                     -
                                                                               ========================================

      At December 31, 2004, the company has Canadian losses for tax purposes of approximately $5,049,000 which expire on various dates to 2014 and other Canadian resource tax pools in the aggregate of $15,757,000 which are without expiry.

Corriente Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

9     Segmented information

      The company operates within a single operating segment, which is mineral exploration. The company's mineral property interests are primarily in South America, as set out in note 3. Geographic segmentation of property, plant and equipment and mineral properties is as follows:

                                                                           2004                                     2003
                     -------------------------------------------------------------      -----------------------------------

                                                                                           Property,
                      Property, plant       Deferred power              Mineral            plant and              Mineral
                        and equipment        project costs           properties            equipment           properties
                                    $                    $                    $                    $                    $
      Canada                   43,583                    -                    -               38,256                    -
      Ecuador                 223,166            1,704,662           25,220,211               64,606           16,557,320
                     ------------------------------------------------------------------------------------------------------

                              266,749            1,704,662           25,220,211              102,862           16,557,320
                     ======================================================================================================

10    Supplemental cash flow information

      During the year ended December 31, 2004, the company received interest earned on cash and short-term investments of $415,804 (2003 - $90,733).

      Cash and cash equivalents at December 31 comprise the following:

                                                                                              2004                 2003
                                                                                                 $                    $
                                                                                  -------------------  -------------------
          Cash on hand and balances with banks                                             178,997              184,094
          Short-term investments                                                        12,423,830           18,503,935
                                                                                  ----------------------------------------

                                                                                        12,602,827           18,688,029
                                                                                  ========================================

      During the years ended December 31, 2004 and 2003, the company conducted non-cash operating, investing and financing activities as follows:

                                                                                                 2004                 2003
                                                                                                    $                    $
                                                                                     -------------------  -------------------
          Mineral properties - non-cash deferred exploration                                  (35,630)             (25,019)
          Mineral properties - non-cash acquisition payments                                        -             (328,955)
          Marketable securities received from sale of subsidiary company                      549,000              330,000
          Shares issued for mineral property acquisition costs                                      -              232,500
          Share purchase warrants issued for mineral property acquisition costs                     -               96,455

Corriente Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------

11    Financial instruments

      The company does not use any derivative financial instruments. At December 31, 2004 the carrying value of cash and cash equivalents, short-term investments, accounts receivable and prepaids, accounts payable and accrued liabilities approximate their fair values based on the short-term nature of the instruments.

      As of December 31, 2004 marketable securities held by the company, carried at a cost of $554,000, had a quoted market value of $595,000. After December 31, 2004, all of these marketable securities were sold for total proceeds of $819,318.

12    Subsequent events

      On March 11, 2005 the company received 100,000 shares from the purchaser of the company's Taca-Taca property in advance of the required October 2005 delivery date (see note 3). On March 22, 2005, the company and the purchaser executed an amending agreement whereby the purchase price of the Taca-Taca property was changed to US$ 50,000 and 400,000 shares of the purchaser. Coincident with this amendment, the company received 100,000 shares of the purchaser, which represents the balance of any purchase consideration owing to the company by the purchaser. The 200,000 shares are subject to a regulatory hold period which expires in July 2005. As of March 22, 2005, these shares had a quoted market value of $1,864,000.

                                                                     DOCUMENT 3

                            Corriente Resources Inc.

                            o   Auditor Review
                            o   Consolidated Financial Statements


                               September 30, 2005

                                   (Unaudited)

                                 AUDITOR REVIEW



                                                                November 9, 2005


To the Shareholders of
Corriente Resources Inc.


The company's auditors have not reviewed the unaudited financial statements and accompanying financial information contained in the company's interim report for the period ended September 30, 2005.





"Darryl F. Jones"
-----------------
Darryl F. Jones, CA
Chief Financial Officer

Chairman's Message to Shareholders

Our main focus for the past quarter has been the completion of the optimization work on the Mirador Project. The project has had over 50% more drill holes completed since the Feasibility Study was released in April earlier this year. This extra drilling has allowed Corriente's geological staff to construct a much more accurate 3-D geological model that reduces dilution by low grade zones and should reduce the amount of inferred tonnage within the pit model, thereby increasing our indicated tonnage. Additionally, this work should significantly improve our Mirador economic model and will lead to the establishment of a Development Plan at Mirador that will guide our project through the financing and construction phases over the next two years. Results of the optimization work will be released during the next quarter as they become available.

The Mirador Environmental Impact Assessment is nearing completion and we plan to submit the finished EIA to the government authorities following a community consultation process during the next quarter. Review and approval of the EIA is targeted for the first quarter of 2006. The company continues to have good relations and support for the project within the local communities around Mirador. This support base has been slowly built up through the company's community relations work over the past ten years.

In mid-September, Mr. Tom Milner was appointed as President of Corriente and will be responsible for the execution of the Mirador Development Plan. Mr. Milner's background as a mine developer and operator will significantly enhance our execution of our strategies for advancing Corriente towards mid-tier producer status.

During the past quarter, Corriente management held discussions with several major mining companies which were focused on joint venture development of our exploration projects in the Corriente Copper Belt that are outside of Mirador. These discussions are continuing, with the objective of having parallel development take place in the Belt with the construction of our 100% owned Mirador project in the south and advanced engineering studies being carried out in Corriente's Panantza-San Carlos and surrounding exploration concessions.

On behalf of the Board,


Kenneth R. Shannon
Chairman and Chief Executive Officer

November 4, 2005

Corriente Resources Inc.

Consolidated Balance Sheet
In Canadian Dollars
As at September 30, 2005 (Unaudited)
----------------------------------------------------------------------------------------------------
                                                           September 30,
                                                               2005                December 31,
                                                            (Unaudited)                2004
----------------------------------------------------------------------------------------------------
Assets

Current assets
Cash and cash equivalents                                $       6,229,160       $      12,602,827
Marketable securities (note 10)                                      9,661                 554,000
Accounts receivable and prepaid expenses                           159,536                 153,133
----------------------------------------------------------------------------------------------------
                                                                 6,398,357              13,309,960

Mineral properties (note 3)                                     32,284,331              25,220,211

Property, plant and equipment (note 4)                             272,251                 266,749

Deferred power project costs (note 5)                            2,748,689               1,704,662
----------------------------------------------------------------------------------------------------

                                                         $      41,703,628       $      40,501,582
====================================================================================================

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 7)        $         224,790       $         746,567
----------------------------------------------------------------------------------------------------

Shareholders' Equity

Share capital (note 6 (b))                                      84,420,762              83,525,397

Options (note 6 (c))                                             2,652,377               1,655,163

Share purchase warrants (note 6 (d))                                     -                  96,455

Contributed surplus                                                930,660                 930,660

Deficit                                                        (46,524,961)            (46,452,660)
----------------------------------------------------------------------------------------------------

                                                                41,478,838              39,755,015
----------------------------------------------------------------------------------------------------

                                                         $      41,703,628       $      40,501,582
====================================================================================================



Approved by the Board of Directors

"G. Ross McDonald"         Director           "Richard P. Clark"        Director
--------------------------                    -------------------------


       The accompanying notes are an integral part of these consolidated financial statements.


Corriente Resources Inc.

Consolidated Statement of Operations and Deficit
In Canadian Dollars
For the nine months ended September 30, 2005 (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------
                                                     Three months ended September 30,     Nine months ended September 30,
                                                               2005              2004              2005              2004
-----------------------------------------------------------------------------------------------------------------------------
Exploration
General exploration                                    $        10,863   $         5,000   $        19,235             5,000
-----------------------------------------------------------------------------------------------------------------------------

Administration
Management fees, wages and benefits                            129,085           120,985           335,387           333,611
Investor relations and promotion                               118,520            23,891           184,111            69,137
Printing and shareholder information                             2,838             5,648            61,076            66,443
Rent and utilities                                              17,441            17,909            53,466            59,290
Insurance                                                       16,780            13,932            50,635            36,634
Legal and accounting                                               682            11,218            42,484            50,725
Travel                                                           3,844            11,030            42,379            57,028
Regulatory fees                                                     75             1,075            39,320            26,735
Office and miscellaneous                                         6,009             5,573            19,381            23,099
Transfer agent fees                                              1,682             2,071            11,971            15,590
Depreciation                                                     4,270             3,345            11,322            10,865
-----------------------------------------------------------------------------------------------------------------------------

                                                               301,226           216,677           851,532           749,157
-----------------------------------------------------------------------------------------------------------------------------


Other
Recovery on mineral property previously written
      off (notes 3 and 9)                                      (88,320)                -        (1,970,320)                -
Stock-based compensation                                     1,008,918           239,711         1,224,274           830,809
Write-down of marketable securities (note 10)                        -                 -           176,000                 -
Interest income                                                (39,836)          (85,360)         (164,183)         (301,234)
Gain (loss) on sale of marketable securities (note
      10)                                                      195,304                 -           (70,014)         (199,323)
Foreign exchange loss (gain)                                    16,051            48,746             5,777            52,248
-----------------------------------------------------------------------------------------------------------------------------

                                                             1,092,117           203,097          (798,466)          382,500
-----------------------------------------------------------------------------------------------------------------------------

Loss for the period                                          1,404,206           424,774            72,301         1,136,657

Deficit - beginning of period                               45,120,755        46,450,481        46,452,660        45,738,598
-----------------------------------------------------------------------------------------------------------------------------

Deficit - end of period                                     46,524,961   $    46,875,255        46,524,961        46,875,255
=============================================================================================================================

Basic and diluted loss per share                                  0.03   $          0.01              0.00           $  0.03
=============================================================================================================================

Weighted average number of shares outstanding               45,923,597        45,149,933        45,669,085        44,367,416
=============================================================================================================================

                    The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.

Consolidated Statement of Cash Flows
In Canadian Dollars
For the nine months ended September 30, 2005 (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------
                                                     Three months ended September 30,     Nine months ended September 30,
                                                             2005              2004              2005              2004
----------------------------------------------------------------------------------------------------------------------------

Cash from (applied to) operating activities:
Loss for the period                                        (1,404,206)         (424,774)          (72,301)       (1,136,657)
Items not affecting cash
      Shares received on mineral property
           previously written off                                   -                 -        (1,882,000)                -
      Stock-based compensation                              1,008,918           239,711         1,224,274           830,809
      Gain on sale of marketable securities                   195,304                 -           (70,014)         (199,323)
      Write-down of marketable securities                           -                 -           176,000                 -
      Depreciation                                              4,270             3,345            11,322            10,865
----------------------------------------------------------------------------------------------------------------------------

                                                             (195,714)         (181,718)         (612,719)         (494,306)
Changes in non-cash working capital
      Accounts receivable and advances                         31,526            11,806            (6,403)           75,326
      Accounts payable and accrued liabilities               (565,576)            9,701          (521,777)          188,260
----------------------------------------------------------------------------------------------------------------------------

                                                             (729,764)         (160,211)       (1,140,899)         (230,720)
----------------------------------------------------------------------------------------------------------------------------

Investing activities
Mineral property costs                                     (1,871,821)       (2,382,357)       (6,937,288)       (6,587,925)
Proceeds from sale of marketable securities                 1,501,034                           2,320,352           529,323
Deferred power project costs                                  (85,924)         (655,730)       (1,044,027)         (889,050)
Payments to acquire property, plant and equipment             (80,638)          (26,223)         (143,655)         (183,310)
----------------------------------------------------------------------------------------------------------------------------

                                                             (537,349)       (3,064,310)       (5,804,618)       (7,130,962)
----------------------------------------------------------------------------------------------------------------------------

Financing activities
Proceeds from issuance of share capital, net of
      issue costs                                             158,000            27,300           571,850         4,032,862
----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents           (1,109,113)       (3,197,221)       (6,373,667)       (3,328,820)

Cash and cash equivalents - beginning of period             7,338,273        18,556,430        12,602,827        18,688,029
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents - end of period                   6,229,160        15,359,209         6,229,160        15,359,209
============================================================================================================================

----------------------------------------------------------------------------------------------------------------------------


Supplemental cash flow information (note 9)

                   The accompanying notes are an integral part of these consolidated financial statements.


Corriente Resources Inc.
Notes to Consolidated Financial Statements
In Canadian Dollars
September 30, 2005 (Unaudited)
--------------------------------------------------------------------------------

1     Nature of operations

      Corriente Resources Inc. and its subsidiaries (collectively, "Corriente" or "the company") are engaged in the exploration and development of mineral properties primarily in Ecuador, South America. The company considers itself to be an exploration and development stage company.

      The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain financing to complete their development and future profitable operations or sale of the properties.

      Although the company has taken steps to verify the title to mineral properties in which it has an interest, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

2     Significant accounting policies

      Basis of presentation

      The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual audited financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the company's audited consolidated financial statements including the notes thereto for the year ended December 31, 2004.

3     Mineral properties

      Corriente Copper Belt, Ecuador

      Under various agreements signed with certain Ecuadorian subsidiaries of BHP Billiton LLC ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton's resource properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these resource properties are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has the option to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos resource properties upon the payment of US$2 million to BHP Billiton.

      During 2004, J. David Lowell exercised his option to acquire the company's interest in the Warintza resource concession in exchange for his 10% interest in Corriente's interests in the remaining concessions in the Corriente Copper Belt. As a result, the company has complete ownership of its Corriente Copper Belt resource properties. Mineral property costs associated with the Warintza property, in the amount of $2,461,946, have been re-allocated to the company's other Corriente Copper Belt resource properties.

Corriente Resources Inc.
Notes to Consolidated Financial Statements
In Canadian Dollars
September 30, 2005 (Unaudited)
--------------------------------------------------------------------------------

      Following is a summary of the company's deferred mineral property expenditures.

      Corriente Copper Belt                    Mirador/          Other        San Carlos      Panantza           Total
                                             Mirador Norte        (1)
      Balance December 31, 2004               $ 19,884,240      $ 1,791,875      $ 64,918     $ 3,479,178       $ 25,220,211
      Option / acquisition payments                109,399                -             -               -            109,399
      Deferred exploration and                   4,855,648           25,888         6,152         124,491          5,012,179
      development costs and re-allocation
                                            ---------------- --------------- ------------- ---------------- ----------------

      Balance June 30, 2005                   $ 24,849,287      $ 1,817,763      $ 71,070     $ 3,603,669       $ 30,341,789
      Option / acquisition payments                182,632                -             -               -            182,632
      Deferred exploration and                   1,726,009                -        11,955          21,946          1,759,910
      development costs and re-allocation
                                            ---------------- --------------- ------------- ---------------- ----------------

      Balance September 30, 2005              $ 26,757,928      $ 1,817,763      $ 83,025     $ 3,625,615       $ 32,284,331
                                            ================ =============== ============= ================ ================


      (1) - comprised of the La Florida, San Luis, San Marcos, San Miguel, Sutzu and Trinidad copper and copper-gold exploration targets in the Corriente Copper Belt

      Other

      In 2003, the company sold its shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina. Over five years from the date of the sale agreement, the company was originally scheduled to receive a total of US$1,150,000 and 300,000 shares of the purchaser. On March 22, 2005, the company and the purchaser executed an amending agreement whereby the purchase price of the Taca-Taca property was changed to US$ 50,000 and 400,000 shares of the purchaser. Coincident with this amendment, the company received 100,000 shares of the purchaser, which represents the balance of any purchase consideration owing to the company by the purchaser. These shares together with another 100,000 shares of the purchaser received earlier in March 2005 were subject to a regulatory hold period which expired in July 2005 (note 10). Additionally, the purchaser is obligated to pay the company US$ 1,000,000 upon the Taca-Taca property achieving commercial production. As the collectibility of the remaining consideration is uncertain, the foregoing payment obligation will be recorded when received.

      Corriente continues to review joint venture projects that are offered under the terms of the December, 2001 Global Exploration Alliance ("Exploration Alliance") with BHP Billiton. To keep the Exploration Alliance agreement in good standing, Corriente has agreed to allocate US$500,000 in exploration funds for future planned Exploration Alliance joint venture expenditures.

Corriente Resources Inc.
Notes to Consolidated Financial Statements
In Canadian Dollars
September 30, 2005 (Unaudited)
--------------------------------------------------------------------------------

4     Property, plant and equipment

                                                    Cost                 Accumulated               Net
                                                                        Depreciation
-----------------------------------------------------------------------------------------------------------------
  Computer equipment                         $         213,590       $         156,530      $          57,060
  Vehicles                                             201,770                  39,629                162,141
  Office furniture and equipment                        71,047                  57,934                 13,113
  Field equipment                                       50,417                  20,231                 30,186
  Communications equipment                              18,284                   8,533                  9,751
-----------------------------------------------------------------------------------------------------------------

                                             $         555,108       $         282,857      $         272,251
=================================================================================================================

5     Deferred power project costs

      In March 2004, the company entered into a joint venture (JV) with Hidrelgen, S.A. (Hidrelgen), an associated company of Caminosca Caminos y Canales C. Limitada (collectively referred to as Caminosca), to develop, construct, and operate a 30 megawatt run-of-river hydroelectric generation facility with the associated switchgear and transmission lines on the Sabanilla River (Sabanilla Power Project, or SPP), to supply power to Corriente's planned Mirador copper mine.

      Under the terms of the JV Agreement:, Caminosca would contribute the results of all of its engineering design, environmental and other studies as well as any assets and rights obtained by Caminosca with respect to the SPP. Pursuant to the JV Agreement, Corriente was responsible for arranging for the equity and/or debt financing for the then construction and completion costs for the SPP and required completion guarantees by June 30, 2005 (as amended) or the company would lose all interest in the JV and be obligated to pay a US$ 122,500 withdrawal fee to Caminosca.

      However, as a result of unfavourable Ecuador power project financing market conditions, Corriente was unable to meet the June 30, 2005 deadline and is in negotiations with Caminosca on replacing the JV Agreement to better meet the parties' objectives. Notwithstanding the above, Corriente was made a 5% shareholder of Hidrelgen. Upon the conclusion or substantial completion of these negotiations, Management will determine whether the value of the company's contributions to the SPP, totalling $2,748,689 (US$2,245,000) to September 30, 2005, has been impaired, and the appropriateness of any recognition of the withdrawal fee or a writedown.

Corriente Resources Inc.
Notes to Consolidated Financial Statements
In Canadian Dollars
September 30, 2005 (Unaudited)
--------------------------------------------------------------------------------

6     Share capital

      a)  Authorized
          100,000,000 common shares without par value

      b)  Issued

                                                                                 Number of
                                                                                  shares                  Amount
      Balance - December 31, 2004                                                  45,421,393       $      83,525,397

      Issued during the period
         For cash
           Exercise of options                                                        235,000                 213,850
           Exercise of warrants                                                       250,000                 200,000

         For other consideration
           Fair value of options transferred on exercise (note 6 (c))                       -                 128,868
           Fair value of warrants transferred on exercise (note 6 (d))                      -                  96,455
-----------------------------------------------------------------------------------------------------------------------

      Balance - June 30, 2005                                                      45,906,393              84,164,570

      Issued during the period
         For cash
           Exercise of options                                                        200,000                 158,000

         For other consideration
           Fair value of options transferred on exercise (note 6 (c))                       -                  98,192
-----------------------------------------------------------------------------------------------------------------------

      Balance - September 30, 2005                                                 46,106,393       $      84,420,762
=======================================================================================================================

      c)  Stock options

      The company has a stock option plan whereby the company may grant options to its directors, officers, employees and consultants of up to a total of 6,524,830 common shares (of which 2,895,000 are outstanding and 3,506,000 have been exercised since the inception of the company's stock option plan in 1996, leaving 123,830 available for grant). The exercise price of each option is determined in accordance with the company's stock option plan. The option term and vesting period is determined by the Board of Directors, within regulatory guidelines.

Corriente Resources Inc.
Notes to Consolidated Financial Statements
In Canadian Dollars
September 30, 2005 (Unaudited)
--------------------------------------------------------------------------------

                                                                                   Number of         Weighted average
                                                                                     shares           exercise price
      ---------------------------------------------------------------------------------------------------------------------
          Options outstanding - December 31, 2004                                    2,390,000      $            1.46
             Granted                                                                   100,000                   2.15
             Exercised                                                                (235,000)                  0.91
      ---------------------------------------------------------------------------------------------------------------------

          Options outstanding and exercisable - June 30, 2005                        2,255,000      $            1.55

             Granted                                                                   840,000                   2.53
             Exercised                                                                (200,000)                  0.79
      ---------------------------------------------------------------------------------------------------------------------

          Options outstanding and exercisable - September 30, 2005                   2,895,000      $            1.89
      =====================================================================================================================

          During the period ended September 30, 2005, the company has recorded the fair value of the 300,000 (2004 - 515,000) options granted as stock-based compensation expense of $1,224,274 (2004 - $830,809). This fair value is estimated using the Black-Scholes Option Pricing Model with the following assumptions.

          Risk-free interest rate                           2.71 - 3.78%
          Expected dividend yield                                     -
          Expected stock price volatility                       66 - 81%
          Expected option life in years                               3

          Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

          The following table summarizes information about stock options outstanding and exercisable at September 30, 2005:

            Exercise                Options              Remaining
              prices        outstanding and       contractual life
                             exercisable at                (years)
                              September 30,
                                       2005
    ---------------------------------------------------------------

       $        3.55                100,000                    1.8
                3.32                275,000                    1.4
                3.25                 40,000                    2.0
                3.16                100,000                    1.7
                2.99                300,000                    2.9
                2.27                540,000                    2.8
                2.15                100,000                    2.7
                1.28                310,000                    0.9
                1.14                 25,000                    0.4
                0.90                625,000                    0.7
                0.89                480,000                    0.8
    ---------------------------------------------------------------
                                  2,895,000                    1.6
    ===============================================================

          On July 25, 2005, the company granted options to certain employees to purchase 540,000 common shares at an exercise price of $2.27 per share. These options expire July 25, 2008. On September 6, 2005, the company granted options to an employee to purchase 300,000 common shares at an exercise price of $2.99 per share. These options expire September 6, 2008.


      d)  Share purchase warrants

                                                Number of       Assigned fair
                                                warrants            value

          Balance - December 31, 2004             1,243,748   $        96,455
          Issued                                          -                 -
          Exercised                                (250,000)          (96,455)
          Expired                                  (993,748)                -
      --------------------------------------------------------------------------

          Balance - September 30, 2005                    -   $             -
      ==========================================================================

          No share purchase warrants were issued during the period ended September 30, 2005.

          During the nine months ended September 30, 2005, the company received proceeds of $200,000 from the exercise of 250,000 outstanding warrants to purchase shares of the company. Additionally, warrants to purchase 993,748 shares at $3.00 per share expired May 5, 2005.

Corriente Resources Inc.
Notes to Consolidated Financial Statements
In Canadian Dollars
September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------

7     Related party transactions and balances

      a) Included in management fees, wages and benefits and in mineral properties and investor relations are expenditures of $155,800 (2004 - $166,395), $322,695 (2004 - $252,570) and $75,000 (2004
          - $75,000), respectively, for the nine months ended September 30, 2005 in respect of administrative and technical services provided by an officer and his affiliated company. At September 30, 2005, $10,000 (2004 - $6,142) was due to this company. All amounts due are non-interest bearing.

      b) During the nine months ended September 30, 2005, the company incurred independent directors' fees of $39,000 (2004 - $38,600) of which $12,600 was due to directors at September 30, 2005 (2004 - $12,600).
          All amounts due are non-interest bearing.


8     Segmented information

      The company operates within a single operating segment, which is mineral exploration and development. The company's mineral property interests are in South America, as set out in note 3. Geographic segmentation of mineral properties, property, plant and equipment and deferred power project costs as at September 30, 2005 is as follows:

                                Mineral               Property, plant           Deferred power
                               properties              and equipment             project costs
      ----------------------------------------------------------------------------------------------
            Canada       $                   -     $             50,541      $                   -
            Ecuador                 32,284,331                  221,710                  2,748,689
      ----------------------------------------------------------------------------------------------
                         $          32,284,331     $            272,251      $           2,748,689
      ==============================================================================================

Corriente Resources Inc.
Notes to Consolidated Financial Statements
In Canadian Dollars
September 30, 2005 (Unaudited)
--------------------------------------------------------------------------------

9     Supplemental cash flow information

      During the nine month period ended September 30, 2005, the company received interest of $149,752 (2004 - $328,135).

      Cash and cash equivalents at September 30 comprise the following:

                                                                                                2005                 2004
                                                                                    -------------------  -------------------
          Cash on hand and balances with banks                                        $      411,001       $      179,049
          Short-term investments                                                           5,818,159           15,180,160
                                                                                    ----------------------------------------

                                                                                       $   6,229,160       $   15,359,209
                                                                                    ========================================

      During the periods ended September 30, 2005 and 2004, the company conducted non-cash operating, investing and financing activities as follows:

                                                                                                2005                 2004
                                                                                    -------------------  -------------------
      Mineral properties - non-cash deferred exploration                              $      (77,809)      $      (29,198)
                                                                                    -------------------  -------------------

      Marketable securities received from sale of subsidiary company                  $    1,882,000       $            -
                                                                                    -------------------  -------------------

10    Financial instruments

      The company does not use any derivative financial instruments.

      At September 30, 2005 the carrying value of cash and cash equivalents, short-term investments, accounts receivable and prepaid expenses, accounts payable and accrued liabilities approximate their fair values based on the short-term nature of the instruments.

      As of September 30, 2005, marketable securities received on the recovery of mineral properties previously written off by the company are carried at a cost which was written down during the period ended September 30, 2005 by $176,000. During the same period, the company sold the majority of these and other marketable securities (with a carrying value of $2,260,000) for net proceeds of $2,320,352, realizing a net gain of $70,014. The carrying value of the remaining marketable securities is $9,662 at September 30, 2005.

                                                                     DOCUMENT 4

MANAGEMENT'S DISCUSSION & ANALYSIS
(Expressed in Canadian dollars unless otherwise noted)

                                November 7, 2005

Management's Discussion and Analysis supplements, but does not form part of, the unaudited consolidated interim financial statements of the company and the notes thereto for the period ended September 30, 2005. Consequently, the following discussion and analysis of the financial condition and results of operations for Corriente Resources Inc. should be read in conjunction with the unaudited consolidated interim financial statements for the periods ended September 30, 2005 and 2004 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Additional information regarding the company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following Management's Discussion and Analysis (MD&A) and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Corporate Governance

Management of the company is responsible for the preparation and presentation of the annual consolidated financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management's responsibility to ensure the company complies with the laws and regulations applicable to its activities.

The company's Management is held accountable to the Board of Directors (Directors), each member of which is elected annually by the shareholders of the company. The Directors are responsible for reviewing and approving the annual audited consolidated financial statements and the MD&A. Responsibility for the review and approval of the company's quarterly unaudited interim consolidated financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of three directors, all of whom are independent of Management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the consolidated financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

The disclosure of Corriente's corporate governance policies is contained in the company's Information Circular prepared for the May 2005 Annual General Meeting and which is available for review at www.sedar.com. The disclosure statement has been prepared by the company's Corporate Governance Committee and approved by the Board of Directors.

General

Corriente is a Canadian-based junior resource exploration company engaged in the exploration and development of copper-gold resource properties located primarily in the Corriente Copper Belt in Ecuador. Under various agreements signed with certain Ecuadorian subsidiaries of BHP Billiton LLC ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton's resource properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements Additionally, these concessions are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has the option to reduce the NSR to 1% for the Mirador, Panantza and San Carlos resource properties upon the payment of US$2 million to BHP Billiton.

As a result, Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt. The Belt extends over a 20 x 80 kilometre area in southeast Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos. Six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

Mirador Project

Feasibility Study

On April 14, 2005, the company announced the completion of its feasibility study at the Mirador project which confirms the economics of a 25,000 tonne/day open pit milling operation. The prime consultant for the study is AMEC Americas Limited, who completed the resource estimation, the metallurgical studies and the mine model. The tailings facility was designed by Knight Piesold Ltd. and Merit Consultants International Inc. prepared the final capital cost. The Indicated Mineral Resources internal to the pit are estimated to be 111 Million tonnes at an average grade of 0.67% copper and 0.22 g/t gold (with an average cut-off of 0.4% Cu).

     o The project is forecast to annually produce approximately 128 Million pounds of copper, 32,000 ounces of gold and 395,000 ounces of silver during the first five years of production
     o   The mine model indicates a 12 year mine life
     o At a long term copper price of US$1.00/lb, the study indicates a Pre-Tax Internal Rate of Return for the project of 15.5% and a Net Present Value of US$78 Million
     o At US$1.45/lb, which is near the current price of copper, the study indicates a Pre-Tax Internal Rate of Return for the project of 40% and a Net Present Value of US$419 Million
     o   The capital cost for the project is US$204 Million

The initial 25,000 tonnes/day development phase for the Mirador project is able to support the infrastructure requirements of a large copper operation and includes allowances for expansion in the future. For example, the tailings site has up to three times the required storage capacity, meaning the operation can expand significantly in size without needing to locate new tailings facilities.

The feasibility study was made available in final report form on May 13, 2005 and is posted on www.sedar.com, as well as www.corriente.com.

As copper prices are currently significantly higher than the modelled US$1.00/lb, the following table shows the pre-tax IRR and NPV of the project at higher copper prices (including gold and silver credits). Most of the project's capital costs and operating costs have been set at current price levels except for shipping, smelting and refining which were projected as long term averages in an independent marketing study carried out by Butterfield Mineral Consultants.

--------------------------------------------------------------------------------
Copper Price           Pre-Tax    After-Tax     Pre-Tax NPV       Pre-Tax IRR -
                       IRR        IRR                             no silver
--------------------------------------------------------------------------------
     US$1.00             15.5%        13.4%      US$ 78,000,000   14.3%
--------------------------------------------------------------------------------
     US$1.15             24.6%        21.4%      US$191,000,000   23.6%
--------------------------------------------------------------------------------
     US$1.30             32.6%        28.2%      US$305,000,000   31.8%
--------------------------------------------------------------------------------
     US$1.45             40.0%        34.4%      US$419,000,000   39.2%
--------------------------------------------------------------------------------

Cautionary Note: Silver grade estimates based on feasibility metallurgical studies have been used for this cash flow, as silver is not included in the current resource model. The silver distribution database is from 42 drill holes and 561 audit samples and fill-in assays are underway for the entire 98 hole data-set to provide confirmation for the silver distribution at Mirador. A column without silver credits is included for comparison purposes.

Assumptions for the financial conclusions of the feasibility study include: pricing of US$1.00/lb for copper, US$400/oz for gold, US$6.50/oz for silver, and a discount rate of 8%. The estimated Indicated Mineral Resources included in the mine plan total approximately 111 Million tonnes grading 0.67% Cu and 0.22 g/t Au (with an average cut-off of 0.4% Cu). Approximately 91 Million tonnes of waste rock will be removed over the mine life, resulting in an average strip ratio of about 0.8:1. The mine plan is based on a contract mining company providing ore to a conventional copper concentrator at a rate of 25,000 tonnes/day (9.125 Million tonnes/a). All facilities are designed for this throughput and operate on a continuous basis, 24 hours/day, 365 days/annum, subject to maintenance downtime. Average production is estimated to be about 174,000 t/annum of copper concentrate over the mine life of 12 plus years.

Optimization Study

Following completion of the feasibility study for the starter project at Mirador, the company initiated an optimization study to validate some of the opportunities that were identified during the feasibility work. This optimization study is focusing on the following ideas:

     o steeper pit walls. Current slopes average 39 degrees and options up to 45 degrees are being reviewed. The purpose of this program is to allow steeper pit walls which will ultimately reduce the stripping ratio for the mine model, thereby lowering mining costs. Geotechnical work completed to date has been reviewed with success being achieved on the northern portion of the planned pit where new oriented drill core, geotechnical core logging and surface mapping has led to a structural model which allows for increased pit slopes. Additional surface mapping is being carried out to collect more geotechnical information which is needed to prepare a similar structural model for the south pit wall area.

     o conversion of inferred tonnes within the pit to ore as it is currently characterized as waste. Recent Mirador drilling results indicate the presence of significant high-grade secondary copper mineralization within the area of the first phase pit shell that was modelled in the feasibility study completed in April of this year. The best results were from hole M-116 which intersected 58 metres of 1.94% enriched copper and 0.33 g/t gold starting at 58 metres depth below a leached cap. The hole then continued in primary copper mineralization for an additional 269 metres assaying 0.66% Cu and 0.17 g/t gold. To date, this is the best zone of high-grade copper mineralization that has been encountered in the drilling at Mirador and these results will be incorporated to refine the recently completed feasibility study. These drilling results include 13 new drill holes totalling 2,936 metres (detailed assays and a plan map showing the location of the drill holes is available at www.corriente.com).

     o silver revenue in the mine model. Silver and gold were not used in the feasibility pit design and now can be incorporated into the model. Re-assaying of previous core samples for silver is complete and the data is now compiled and available for block modelling purposes so that silver revenue can be fully incorporated into the Mirador project cash flow.

     o optimization of the Mirador project's geological modelling. This work is proceeding better than planned, where the new information gathered from the current round of drilling is being used to prepare a more accurate geological model for Mirador. The revised model will indicate the boundaries of units with increased accuracy and will be helpful in making a clear distinction between mineralized and un-mineralized geological units. Such work has the potential to increase the copper grade at Mirador. Following completion of the geological model, the next step will be to complete a new resource calculation and mine model.

     o other enhancements such as extending the pit below 1,050 metres elevation that can materially improve the starter project economics.

This optimization work should significantly improve the Mirador economic model and will lead to the establishment of a Development Plan at Mirador that will guide this project through the financing and construction phases over the next two years. Results of the optimization work will be released during the next quarter as they become available.

The Environmental Impact Assessment and Community Consultation processes are continuing at Mirador and documents are planned for submission to the government once the results of the optimization study are known and are incorporated into the related applications.

Corriente also plans to complete an amendment to the current feasibility study which will look at an expansion of the starter project to a throughput of up to 75,000 tonnes/day, to optimize the large Mirador resource base, as a preliminary optimization study completed last October showed steadily improving economics as the ore throughput was increased.

Personnel

Following on from the February 2005 appointment of Joseph Rokosh (P.Eng.) of Merit Consultants as Project Manager to prepare Mirador for construction, Corriente continues to build its mine development and management team with the September appointment of Tom Milner as President of Corriente.

Mr. Rokosh has an extensive background in project management, including 10 years in Peru with Southern Peru Copper and most recently as contract manager for a $300 Million chemical plant in China for Bechtel Corporation.

Mr. Milner will be responsible for the execution of the Mirador Development Plan utilizing his background experience as a mine developer and operator. Most recently, Mr. Milner was Chief Operating Officer for Taseko Mines Ltd., with responsibility for the successful 2004 restart of the open pit copper-molybdenum Gibraltar Mine located in south central B.C. The Gibraltar Mine mills 35,000 tonnes of ore per day with an overall mining rate of 115,000 tonnes per day. In addition to extensive operations experience at Gibraltar, Mr. Milner was President of Brinco Coal Corporation, with responsibility for developing the Quinsam Coal Mine on Vancouver Island from the feasibility study stage through environmental approvals, permitting, construction and operations.

Ken Shannon will continue on as the company's Chairman and Chief Executive Officer while Ron Simkus will assist Mr. Milner in the overall development of the Mirador project.

Other

In June 2004, J. David Lowell exercised his option to obtain the company's interest in the Warintza resource concession in exchange for his 10% interest in Corriente's interests in the remaining concessions in the Corriente Copper Belt (including Mirador, Panantza and San Carlos). The Warintza resource includes four concessions totalling 20,000 hectares. As a result of this transaction, the company has complete ownership of its Corriente Copper Belt resource properties, comprised of concessions covering 50,000 hectares within the Corriente Copper Belt, subject only to a 2% Net Smelter Royalty obligation to BHP Billiton.

In March 2004, the company entered into a joint venture (JV) with Hidrelgen, S.A. (Hidrelgen), an associated company of Caminosca Caminos y Canales C. Limitada (collectively referred to as Caminosca), to develop, construct, and operate a 30 megawatt run-of-river hydroelectric generation facility with the associated switchgear and transmission lines on the Sabanilla River (Sabanilla Power Project, or SPP), to supply power to Corriente's planned Mirador copper mine.

Under the terms of the JV Agreement:, Caminosca would contribute the results of all of its engineering design, environmental and other studies as well as any assets and rights obtained by Caminosca with respect to the SPP. Pursuant to the JV Agreement, Corriente was responsible for arranging for the equity and/or debt financing for the then construction and completion costs for the SPP and required completion guarantees by June 30, 2005 (as amended) or the company would lose all interest in the JV and be obligated to pay a US$122,500 withdrawal fee to Caminosca.

However, as a result of unfavourable Ecuador power project financing market conditions, Corriente was unable to meet the June 30, 2005 deadline. The company is in negotiations with Caminosca on a new agreement to better meet the parties' objectives. Corriente is a 5% shareholder of Hidrelgen. Upon the conclusion or substantial completion of these negotiations, Management will determine whether the value of the company's contributions to the SPP, totalling $2,748,689 (US$2,245,000) to September 30, 2005, has been impaired, and the appropriateness of any recognition of the withdrawal fee or a writedown.

Corriente continues to maintain its 2001 Global Exploration Alliance Agreement (Exploration Alliance) in good standing with BHP Billiton. To date under this agreement, the company has only engaged in an initial field review of the Mumbwa copper-gold prospect in Zambia, which was done in 2002. Management determined that the review results did not meet the desired parameters for continued exploration interest by Corriente, and the project was subsequently returned to BHP Billiton. Further, no Exploration Alliance-related exploration was done in 2005 or 2004. To keep the Exploration Alliance agreement in good standing, Corriente has agreed to allocate US$ 500,000 in exploration funds for future Exploration Alliance joint venture opportunities.

The company's executive office is located in Vancouver, Canada while its Ecuador operations are run from its subsidiary office located in Quito, Ecuador. With the exception of short-term operational requirements for the subsidiaries, funds have been maintained and controlled in Vancouver, both in Canadian and U.S. dollars. In addition to its core staff, the company engages consultants as necessary, to provide geological, mine development and pre-construction consulting, design and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas.

Financial Results of Operations

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

Financial Data for Last
Eight Quarters
----------------------------------------------------------------------------------------------------------------
Three months ended            Sep-05     Jun-05    Mar-05    Dec-04    Sep-04    Jun-04    Mar-04    Dec-03
----------------------------------------------------------------------------------------------------------------
Total revenues (000's)       $     0    $     0   $     0   $     0   $     0   $     0   $     0   $     0
----------------------------------------------------------------------------------------------------------------
(Earnings) loss before       $  1,404   $   378   $ (1,710) $  (429)  $   425   $   343   $   369   $    64
extraordinary items (000's)
----------------------------------------------------------------------------------------------------------------
Net (earnings) loss (000's)  $  1,404   $   378   $ (1,710) $  (429)  $   425   $   343   $   369   $    64
----------------------------------------------------------------------------------------------------------------
(Earnings) loss per share    $   0.03   $  0.01   $  (0.04) $ (0.01)  $  0.01   $  0.01   $  0.01   $  0.00
----------------------------------------------------------------------------------------------------------------

As the company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date. The company's operations during the nine-month period ended September 30, 2005 produced a net loss of $72,301 or $0.00 per share compared to a net loss of $1,136,657 or $0.03 per share for the same period in 2004. During the three-month period ended September 30, 2005, the company's operations produced a net loss of $1,404,206 or $0.03 per share compared to a net loss of $424,774 or $0.01 per share for the same period in 2004. The net loss for 2005 was greatly reduced due to the receipt and sale of marketable securities received on the sale of a subsidiary company and cash received for a non-core capital asset that were both previously written off.

Deferred mineral property development expenditures made during the period on the company's target projects within the Corriente Copper Belt totalled $6,937,288 versus $6,587,925 during the first nine months of 2004, reflecting the company's significant activities in furthering development and completion of the feasibility study of the Mirador starter mine. Expenditures in the three months ended September 30, 2005 were $1,871,821, compared to $2,382,357 in the same period in 2004. Development spending was significantly focused on furthering the development of the Mirador mine project, including the completion of the feasibility study and initiation of the optimization study as well as continuation of the development of Mirador project infrastructure. Drilling of 59 holes for 2005 to date (2004 - 59 holes) has been done in order to achieve 2 goals, the first being to drill holes around the low-grade margin of the proposed open pit to test the geotechnical characteristics of the pit margins using oriented drill core. This drilling has provided a good data base of new structural information which will be used as part of an effort to redesign pit shells with steeper slopes.

This means more mineable material in the pit and less waste tonnes, which ultimately leads to a lower mining cost. The second goal of this drill program was to provide in-fill assays so that resources that had been classified as inferred in the starter project block model could be upgraded to indicated status and be included in the economic analysis of the project. As in recent years, all drilling was contained to the company's Corriente Copper Belt resource properties.

Deferred power project expenditures made by the company pursuant to its JV contributions for development of the Sabanilla Power Project totalled $1,044,027 for the first nine months of 2005 (2004 - $889,050). Deferred power project expenditures on the Sabanilla Power Project totalled $85,924 for the third quarter of 2005 (2004 - $655,730), the reduced level reflecting the hold on this project during the third quarter while re-negotiation of the JV Agreement takes place.

Administration expenses increased for the first nine months of 2005 to $851,532 from $749,157 for 2004. The increase was primarily due to an increase in investor relations and promotion to $184,111 (2004 - $69,137), regulatory fees to $39,320 (2004 - $26,735), and insurance to $50,635 (2004 - $36,634).
Increased administrative costs reflected increased investor relations activities, higher Toronto Stock Exchange sustaining fees due to the company's increased market capitalization, and higher insurance costs. Partially offsetting the higher administration costs were lower travel costs of $42,379 (2004 - $57,028) and lower legal and accounting fees of $42,484 (2004 - $ 50,725). Administration expenses increased for the third quarter of 2005 to $301,226 from $216,67 in the same period in 2004, mostly due to the higher investor relations costs of $118,520 (2004 - $23,891).

Included in management fees, wages and benefits and in mineral properties and investor relations are expenditures of $155,800 (2004 - $166,395), $322,695 (2004 - $252,570) and $75,000 (2004 - $75,000), respectively, for the nine months ended September 30, 2005 in respect of administrative and technical services provided by an officer and his affiliated company. At September 30, 2005, $10,000 (2004 - $6,142) was due to this company. All amounts due are non-interest bearing.

During the nine months ended September 30, 2005, the company incurred independent directors' fees of $39,000 (2004 - $38,600) of which $12,600 was due to directors at September 30, 2005 (2004 - $12,600). All amounts due are non-interest bearing.

Stock-compensation expenses for the nine months totalled $1,224,274 for 2005 versus $830,809 for 2004, reflecting the fair value of stock options granted and vested as calculated using the Black-Scholes Option Pricing Model. Stock-compensation expenses for the third quarter were $1,008,918 for 2005 versus $239,711 for 2004, as such expenses increased relative to the corresponding increase in the company's share price.

During the period ended September 30, 2005, the company received a total of $2,304,131 in proceeds from the sale of a subsidiary company previously written off, compared to a total of $529,323 in 2004. These proceeds were primarily related to the sale of the company's shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina during the first quarter of 2003. Over five years from the date of the sale agreement, the company was originally scheduled to receive a total of US$1,150,000 and 300,000 shares of the purchaser. On March 22, 2005, the company and the purchaser executed an amending agreement whereby the purchase price of the Taca-Taca property was changed to US$ 50,000 and 400,000 shares of the purchaser. Coincident with this amendment, the company received 100,000 shares of the purchaser, which represents the balance of any purchase consideration owing to the company by the purchaser. These shares together with another 100,000 shares of the purchaser received earlier in March 2005 were subject to a regulatory hold period which expired in July 2005 (note 10). Additionally, the purchaser is obligated to pay the company US$1,000,000 upon the Taca-Taca property achieving commercial production. As the collectibility of the remaining consideration is uncertain, the foregoing payment obligation will be recorded when received. $16,221 was also received in the period from the sale of a marketable security previously received from a prior debt settlement in 2000. During the third quarter of 2005, the company also received $88,320 relating to the sale of a non-core capital asset that was previously written off.

Due to the company's reduced average cash balance on hand during the first half of 2005, interest income decreased to $164,183 from $301,234 for the same period in 2004. For the same reason, interest income decreased in the third quarter of 2005 to $39,836 from $85,360 for the same period in 2004.

As the company has not had any revenue-producing resource properties, no mining revenues have been recorded to date. The net losses for the September 2005 and 2004 periods were reduced due to the shares received and subsequent sale proceeds received in 2005 and 2004 from the sale of the company's Argentinian subsidiary, which had been written off in prior years. Excluding such proceeds, the company's net losses for the last 8 quarters generally reflect the impact and timing of the recording of stock-compensation expenses attributable to the Black Scholes Option Pricing Model calculation of the fair value of stock options granted within the period, offset by interest income earned from cash on hand.

Financial Data for Last Three Fiscal Years
--------------------------------------------------------------------------------
Fiscal year ended                          Dec 31-04     Dec 31-03    Dec 31-02
--------------------------------------------------------------------------------
Total revenues (000's)                     $ 0           $ 0          $ 0
--------------------------------------------------------------------------------
(Earnings) loss before extraordinary       $ 714         $ 682        $ 1,245
items (000's)
--------------------------------------------------------------------------------
Net (earnings) loss (000's)                $ 714         $ 682        $ 1,245
--------------------------------------------------------------------------------
(Earnings) loss per share                  $ 0.02        $ 0.02       $ 0.04
--------------------------------------------------------------------------------
Cash and cash equivalents (000's)          $ 12,603      $ 18,688     $ 1,601
--------------------------------------------------------------------------------
Total assets (000's)                       $ 40,502      $ 35,948     $ 16,449
--------------------------------------------------------------------------------
Total long-term financial liabilities      $ 0           $ 0          $ 0
(000's)
--------------------------------------------------------------------------------
Total shareholders' equity (000's)         $ 39,755      $ 35,527     $ 16,314
--------------------------------------------------------------------------------
Cash dividends declared per share          $ 0.00        $ 0.00       $ 0.00
--------------------------------------------------------------------------------

Critical Accounting Policies

The details of the company's accounting policies are presented in note 2 of the company's audited annual consolidated financial statements which can be found at www.sedar.com . The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the company's financial statements and the uncertainties that could have a bearing on its financial results:

      Resource Properties

The company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, and exploration expenditures including interest on the required guarantee, if any. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the company's mineral rights allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

The ability to achieve estimated quantities of recoverable minerals from undeveloped mineral interests involves various risks and uncertainties regarding future cash flows from future production, commodity prices, operating costs, capital costs and reclamation costs. It is possible that changes in estimates could occur which may affect the expected recoverability of the company's investments in exploration properties.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

      Stock-based Compensation

Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the estimated volatility figure, and the estimate of the period in which an option will be exercised will have a significant impact on the costs recognized for stock based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until immediately prior to their expiry date because historical experience supports this assumption. However, the exercise of options may occur at times different than those estimated, or options may expire unexercised. For options which vest over future periods, management makes an estimate of the percentage of options which are expected to be forfeited prior to vesting based on historical experience, which may not be an accurate indicator of future results. No adjustment is made for actual experience, except for options which vest at specific dates over time, where management updates its estimate of the number of unexercised options which are expected to vest in the future. Such fair value is estimated using the Black-Scholes Option Pricing Model, the assumptions of which can be found in
Note 6 c) of the company's unaudited interim consolidated financial statements for the period ended September 30, 2005.

Liquidity and Capital Resources

Working capital as at September 30, 2005 was $6,173,567, compared to $12,563,393 at December 31, 2004 and $14,944,202 at September 30, 2004. The decrease for 2005 is primarily due to expenditures associated with the completion of the feasibility study of and development of the planned Mirador mine and the Sabanilla Power Project, as well as the fact that there were no proceeds from private placements in the past twelve months. Sales and receipts of marketable securities received on a subsidiary company previously written off contributed positively to the company's working capital.

As at September 30, 2005, the company had 46,106,393 (fully diluted - 49,001,393) common shares issued and outstanding versus 45,171,393 (fully diluted - 49,055,141) as at September 30, 2004. In the period ended September 30, 2005 435,000 shares (2004 - 315,000) were issued pursuant to the exercise of stock options for a total of $371,850 (2004 - $304,350). In the period ended September 30, 2005 250,000 shares (2004 - 3,250,098) were issued pursuant to the exercise of share purchase warrants for a total of $200,000 (2004 - $3,728,512). In the third quarter of 2005, 200,000 shares (2004 - 30,000) were issued pursuant to the exercise of stock options for a total of $158,000 (2004 - $27,300). No share purchase warrants were exercised during the third quarter of 2005 or 2004.

Historically, the company's capital requirements have been met by equity subscriptions. While the company's current working capital is considered sufficient to meet the company's administrative overhead for the next several years, substantial capital is required to complete the company's mine and power project development plans. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term but recognizes the risks attached thereto. The company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partner and supplier financing where appropriate.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. Following are the risk factors which the company's management believes are most important in the context of the company's business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the company may not be suitable for all investors.

Foreign Country and Political Risk

The resource properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety. While Management believes that the current political climate in Ecuador is stable, there can be no certainty that this will continue going forward. To alleviate such risk, the company funds its Ecuador operations on an as-needed basis and is pursuing local joint venture partners. The company does not presently maintain political risk insurance for its foreign exploration projects.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. At present, only the company's Mirador project property has proven or probable reserves while any planned exploration programs for the company's other properties are an exploratory search for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals. The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralised deposit, no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

Financing Risks

The company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the company's properties will be dependent upon the company's ability to obtain financing through joint venturing, equity or debt financing or other means, and although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects.

Limited Experience with Development-Stage Mining Operations

The company has no previous experience in placing resource properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Resources and Production Risks

The Mineral Resource estimates included herein are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. The estimated Mineral Resources described herein should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

Mineral Prices

The principal activity of the company is the exploration and development of copper-gold resource properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Mineral prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties.

Competition

The company competes with many companies that have substantially greater financial and technical resources than the company for the acquisition of mineral properties as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements

The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake.

The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy.
Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Corriente's policy is to abide by the regulations and requirements of Ecuador, Canada and the World Bank.

Title Matters

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Dependence on Key Personnel

The company's development to date has largely depended and in the future will continue to depend on the efforts of key management. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any directors or other employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company's securities other than possible capital gains.

Outlook

Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt in Ecuador. The Belt extends over a 20 x 80 kilometre area in southeast Ecuador which includes three copper and copper-gold porphyry deposits, called Mirador, Panantza and San Carlos, with over 560 million tonnes of Indicated and Inferred copper-gold resources, at a 0.65% Cu cut-off. Six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

The company continues to pursue its vision of staged development for Mirador and the other copper resource concessions it holds in the Corriente Copper Belt. Realization of this vision is being initiated with the 25,000 tonnes/day starter project at Mirador which then leads to expansion and additional mineral resource development opportunities in the Belt.

The company's optimization study work should significantly improve the Mirador mine economic model and will lead to the establishment of a Development Plan that will guide this project through the financing and construction phases over the next two years. Results of this optimization work will be released during the fourth quarter as they become available.

The Mirador Environmental Impact Assessment is nearing completion, with the company planning to submit the finished EIA to the government authorities following a community consultation process during the fourth quarter. Review and approval of the EIA is targeted for the first quarter of 2006. The company continues to have good relations and support for the project within the local communities around Mirador. This support base has been slowly built up through the company's community relations work over the past ten years.

During the past quarter, Corriente management held discussions with several major mining companies with respect to joint venture development of the company's exploration projects in the northeast portion of the Corriente Copper Belt. These discussions continue, with the objective of having parallel development take place in the Belt, with the construction of our 100% owned Mirador project in the south and advanced engineering studies being carried out in Corriente's Panantza-San Carlos and surrounding exploration concessions in the north.

Management believes that Mirador represents one of the only significant new copper-gold projects in the world which can be ready for construction within the next twelve months. The project is moving into the financing stage and proposals are being considered from both lending institutions and potential mining partners.

                                                                     DOCUMENT 5

                       MANAGEMENT'S DISCUSSION & ANALYSIS
             (Expressed in Canadian dollars unless otherwise noted)

                                                                 March 30, 2005

Management's Discussion and Analysis supplements, but does not form part of, the audited consolidated financial statements of the company and the notes thereto for the fiscal year ended December 31, 2004. Consequently, the following discussion and analysis of the financial condition and results of operations for Corriente Resources Inc. should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2004 and 2003 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Additional information regarding the company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following Management's Discussion and Analysis (MD&A) and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Corporate Governance

Management of the company is responsible for the preparation and presentation of the annual consolidated financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management's responsibility to ensure the company complies with the laws and regulations applicable to its activities.

The company's Management is held accountable to the Board of Directors (Directors), each member of which is elected annually by the shareholders of the company. The Directors are responsible for reviewing and approving the annual audited consolidated financial statements and the MD&A. Responsibility for the review and approval of the company's quarterly unaudited interim consolidated financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of three directors, all of whom are independent of Management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the consolidated financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

In January 2004, the Canadian Securities Administrators (CSA) released a draft of a proposed policy establishing `best practices' for boards of directors for public companies, covering: composition of the boards of directors; adoption of a board mandate; development of position descriptions for directors and chief executive officers; adoption of a written code of business conduct and ethics; orientation and continuing education for directors; board nominations; requiring appointment of a compensation committee composed entirely of independent directors; and the implementation of regular board assessments. While every reporting issuer is encouraged, but not yet required to adopt these practices, they are under active review by the Directors as such corporate governance practices, where appropriate, are considered to be essential to the effective operation of the company. The disclosure of Corriente's corporate governance policies is contained in the company's Information Circular prepared for the May 2005 Annual General Meeting and which is available for review at www.sedar.com. The disclosure statement has been prepared by the company's Corporate Governance Committee and approved by the Board of Directors.

General

Corriente is a Canadian-based junior resource exploration company engaged in the exploration and development of copper-gold resource properties located primarily in the Corriente Copper Belt in Ecuador. Under various agreements signed with certain Ecuadorian subsidiaries of BHP Billiton LLC ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton's resource properties located in the Rio Zamora copper porphyry district (Corriente Copper
Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements Additionally, these concessions are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has the option to reduce the NSR to 1% for the Mirador, Panantza and San Carlos resource properties upon the payment of US$2 million to BHP Billiton.

The fiscal 2004 year was an eventful period for the company as various activities were completed or undertaken towards expanding and consolidating control over its Ecuador resource concessions while pursuing the development of an initial 25,000 tonne/day copper-gold mine on its Mirador copper-gold property.

Continuing on from October 2003, the company has worked extensively throughout 2004 and to date with AMEC Americas Limited (AMEC) towards completion of the Mirador feasibility study. Completion of this study has been delayed to later in 2005 due to manpower and supplier resource shortages beyond the company's control, though a number of important components have been completed. Notably, AMEC completed an independent resource estimate showing 310 Mt at 0.65% Cu and
0.20 g/t Au of Indicated mineral resources and 315Mt at 0.56% Copper (Cu) and
0.17 g/t Gold (Au) of Inferred mineral resources reported at a 0.40% cut-off. Additionally, metallurgical test work carried out by SGS Lakefield Research Limited. under the direction of AMEC staff and grindability and mineralogical and flotation quality control test work conducted by Minnovex Technologies Inc. and G&T Metallurgical Services Ltd. showed that: Cu concentrates produced are predicted to average 30% Cu at a recovery of 90%; there are no deleterious elements in the concentrate; and the ore hardness is average to moderately low.

In March 2004, Hidrelgen, S.A. (Hidrelgen), an associated company of Caminosca Caminos y Canales C. Limitada (collectively referred to as Caminosca), entered into a joint venture (JV) to develop, construct, and operate a 30 megawatt run-of-river hydroelectric generation facility with the associated switchgear and transmission lines on the Sabanilla River (Sabanilla Power Project, or SPP), to supply power to Corriente's planned Mirador copper mine. Under the terms of the Joint Venture agreement:, Caminosca will contribute the results of all of the engineering design, environmental and other studies that it has done as well as any assets and rights obtained by Caminosca with respect to the SPP. Additionally, Caminosca will contribute the services necessary to provide any required completion guarantees associated with the financing of the SPP. The value of Caminosca's contributions has been fixed at $US 2,450,000. Caminosca will have an initial 18.22% interest in the JV. Corriente is responsible for arranging for the equity and/or debt financing of the estimated $US 47.5 million in construction and completion costs for the SPP and required completion guarantees. Additionally, should the company not fulfill or arrange for its required contributions by June 30, 2005 (as amended), the company will lose all interest in the JV and will pay a $US 122,500 withdrawal fee to Caminosca. The company will have an initial 81.78% interest in the JV. The parties' ownership percentages will be subject to adjustment based on the actual contributions made by them. Provided that the company completes its contribution commitments, the company has an exclusive option to purchase from Caminosca all of its rights, title and interests in the Joint Venture. The option exercise period expires 5 years from the date of commencement of commercial power production from the Project. To December 31, 2004, the company has contributed $1,704,662 (US$1,316,498) to fund the SPP's current development activities.

In June 2004, J. David Lowell exercised his option to obtain the company's interest in the Warintza resource concession in exchange for his 10% interest in Corriente's interests in the remaining concessions in the Corriente Copper Belt (including Mirador, Panantza and San Carlos). The Warintza resource includes four concessions totalling 20,000 hectares. As a result of this transaction, the company has complete ownership of its Corriente Copper Belt resource properties, comprised of concessions covering 50,000 hectares within the Corriente Copper Belt, subject only to a 2% Net Smelter Royalty obligation to BHP Billiton.

Corriente continues to maintain its 2001 Global Exploration Alliance Agreement (Exploration Alliance) in good standing with BHP Billiton. To date under this agreement, the company has only engaged in an initial field review of the Mumbwa copper-gold prospect in Zambia, which was done in 2002. Management determined that the review results did not meet the desired parameters for continued exploration interest by Corriente, and the project was subsequently returned to BHP Billiton. Further, no Exploration Alliance-related exploration was done in 2004 or 2003. To keep the Exploration Alliance agreement in good standing, Corriente has agreed to allocate US$ 500,000 in exploration funds for future Exploration Alliance joint venture opportunities.

The company's executive office is located in Vancouver, Canada. With the exception of short-term operational requirements for the subsidiaries, funds have been maintained and controlled in Vancouver, both in Canadian and U.S. dollars. In addition to its core staff, the company engages consultants as necessary, to provide geological, mine development and pre-construction consulting, design and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas and the political and economic climate is considered by the company to be stable.

Financial Results of Operations

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

--------------------------------------------------
Financial Data for Last Three Fiscal Years        |
--------------------------------------------------
--------------------------------------------------|-----------------------------------------
Fiscal year ended                                 |   Dec 31-04    Dec 31-03     Dec 31-02
--------------------------------------------------|-----------------------------------------
                                                  |
Total revenues (000's)                            |        $ 0           $ 0          $ 0
--------------------------------------------------|----------------------------------------
(Earnings) loss before extraordinary items (000's)|      $ 714         $ 682      $ 1,245
--------------------------------------------------|----------------------------------------
Net (earnings) loss (000's)                       |      $ 714         $ 682      $ 1,245
--------------------------------------------------|----------------------------------------
(Earnings) loss per share                         |     $ 0.02        $ 0.02       $ 0.04
--------------------------------------------------|----------------------------------------
Cash and cash equivalents (000's)                 |   $ 12,603      $ 18,688      $ 1,601
--------------------------------------------------|----------------------------------------
Total assets (000's)                              |   $ 40,502      $ 35,948     $ 16,449
--------------------------------------------------|----------------------------------------
Total long-term financial liabilities (000's)     |        $ 0           $ 0          $ 0
--------------------------------------------------|----------------------------------------
Total shareholders' equity (000's)                |   $ 39,755      $ 35,527     $ 16,314
--------------------------------------------------|----------------------------------------
Cash dividends declared per share                 |     $ 0.00        $ 0.00       $ 0.00
--------------------------------------------------|----------------------------------------


The company's operations during the year ended December 31, 2004 produced a net loss of $707,716 or $0.02 per share compared to a net loss of $682,092 or $0.02 per share for 2003 and $1,245,609 or $0.04 per share for 2002. As the company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date. The increase in net loss from 2003 was primarily due to an increase in administration costs and a decrease in proceeds received from mineral properties previously sold and written off in prior years offset by an increase in interest income from cash on hand.

Deferred mineral property development expenditures made on the company's target projects within the Corriente Copper Belt totalled $8,627,262 for 2004 versus $1,327,284 during 2003 and $1,792,332 for 2002, reflecting the company's significant activities in furthering development of the Mirador starter mine. These activities included costs incurred towards completion of the Mirador feasibility study. Drilling work was of two types for 2004, the first being the Mirador mine feasibility drilling of 26 holes for 6990 metres which was used to establish AMEC's independent resource estimates for Mirador. Secondly, the company's 2004 exploration program completed drilling on 25, 9 and 10 holes totalling 5812, 1207 and 1853 metres of core on the Mirador Norte, Panantza and San Miguel targets, respectively. The totals for 2004 of 44 holes (2003 - 7) and 8872 metres (2003 - 2113) came very close to meeting the company's 2004 target of 10000 metres and would likely have surpassed it if not for the competition for drilling resources from Mirador. As in recent years, all exploration drilling was contained to the company's Corriente Copper Belt resource properties for 2004.

Deferred power project expenditures made by the company pursuant to its JV contributions for development of the Sabanilla Power Project totalled $1,704,602 for 2004 (2003 - Nil).

Administration expenses increased for 2004 to $1,068,586 from $965,091 in 2003 and $685,229 in 2002. The increase in 2004 is primarily due to an increase in management fees, wages and benefits to $436,972 (2003 - $395,637, 2002 - $212,387), travel to $74,053 (2003 - $58,321, 2002 - $48,570), Head Office rent and utilities to $69,984 ($40,826 - 2003, 2002 - $69,835), printing and shareholder information to $68,496 ($31,094 - 2003, $37,936 - 2002) and insurance to $53,178 ($43,889 - 2003, $41,890 - 2002). The higher administrative costs reflected the addition of seasoned mining resource development management, the departure of a sub-tenant, increased corporate travel, higher insurance costs, and increased shareholder communication requirements. Partially offsetting the higher administration costs were lower investor relations costs of $189,486 ($209,791 - 2003, $100,014 - 2002) and regulatory fee expenses of $26,735 ($45,758 - 2003, $17,693 - 2002). Legal and
accounting costs continued to decrease slightly to $82,459 from $91,625 in 2002 and $95,696 in 2001, reflecting ongoing legal and accounting requirements.

Included in management fees, wages and benefits and in mineral properties and investor relations are expenditures of $213,983 (2003 - $263,088, 2002 - $136,630), $352,513 (2003 - $127,067, 2002 - $72,320) and $100,000 (2003 -
$36,000, 2002 - $36,000), respectively, for the year ended December 31, 2004 in respect of administrative and technical services provided by employed officers and companies affiliated through common officers. At December 31, 2004, $1,538 (2003 - $242,978) was due to these companies.

During the year ended December 31, 2004, the company incurred independent directors' fees of $51,300 of which $12,700 is included in amounts due to related parties at December 31, 2004. All amounts due are non-interest bearing. Prior to 2004, the company did not incur independent directors' fees.

Stock-compensation expenses were $709,424 for 2004 versus $762,558 for 2003 and $644,665 for 2002, reflecting the fair value of stock options granted during 2004 as calculated using the Black-Scholes Option Pricing Model.

During the year, the company received a total of $549,000 in proceeds from the sale of a mineral property previously written off, compared to a total of $882,261 in 2003 and $185,964 in 2002. These proceeds were received from the sale of the company's shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina during the first quarter of 2003. To date, the company has received $69,740 (US$ 50,000) and 200,000 shares (with a carrying value of $879,000) of the purchaser. Over five years from the date of the related sale agreement, the company was scheduled to receive a total of US$1,150,000 and 300,000 shares of the purchaser. On March 11, 2005 the company received 100,000 shares from the purchaser of the company's Taca-Taca property in advance of the required October 2005 delivery date. On March 22, 2005, the company and the purchaser executed an amending agreement whereby the purchase price of the Taca-Taca property was changed to US$ 50,000 and 400,000 shares of the purchaser. Coincident with this amendment, the company received 100,000 shares of the purchaser, which represents the balance of any purchase consideration owing to the company by the purchaser. The 200,000 shares are subject to a regulatory hold period which expires in July 2005. As of March 22, 2005, these shares had a quoted market value of $1,864,000. Additionally, the purchaser is obligated to pay the company US$ 1,000,000 upon the Taca-Taca property achieving commercial production. As the collectibility of the consideration is uncertain, the foregoing payments are recorded when received.

During 2003, the company's Polymet plant site in Bolivia (previously written off in 1998) was sold for which the company received full proceeds totalling $482,521, from the purchaser.

Due to the company's much larger cash balances on hand during 2004, interest income increased to $382,237 from $136,738 and $42,276 for 2003 and 2002, respectively.

-----------------------------
Financial Data for Last      |
Eight Quarters               |
-----------------------------|
Three months ended           |  Dec-04      Sep-04     Jun-04    Mar-04    Dec-03  Sep-03   Jun-03     Mar-03
-----------------------------|----------------------------------------------------------------------------------
Total revenues (000's)       |      $ 0      $  0      $   0     $   0   $     0   $    0    $    0     $     0
-----------------------------|----------------------------------------------------------------------------------
(Earnings) loss before       |  $ (429)     $ 425      $ 343     $ 369    $   64    $ 453     $ 385     $ (220)
extraordinary items (000's)  |
-----------------------------|----------------------------------------------------------------------------------
Net (earnings) loss (000's)  |  $ (429)     $ 425      $ 343     $ 369    $   64    $ 453     $ 385     $ (220)
-----------------------------|----------------------------------------------------------------------------------
(Earnings) loss per share    | $ (0.01)     $0.01     $ 0.01    $ 0.01    $ 0.00   $ 0.01    $ 0.02    $ (0.01)
-----------------------------|----------------------------------------------------------------------------------


As the company has not had any revenue-producing resource properties, no mining revenues have been recorded to date. The significant reduction in net loss for the Dec-04 and Dec-03 quarters and the net income generated in the Mar-03 quarter were due to the proceeds received in 2004 and 2003 from the sale of the company's Argentinian and Bolivian subsidiaries, which had been written off in prior years. Excluding such proceeds, the company's net losses for the last 8 quarters generally reflect the impact and timing of the recording of stock-compensation expenses attributable to the Black Scholes Option Pricing Model calculation of the fair value of stock options granted within the period, offset by interest income earned from cash on hand.

Critical Accounting Policies

The details of the Company's accounting policies are presented in note 2 of the consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company's financial statements and the uncertainties that could have a bearing on its financial results:

         Resource Properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, and exploration expenditures including interest on the required guarantee. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company's mineral rights allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

The ability to achieve estimated quantities of recoverable minerals from undeveloped mineral interests involves various risks and uncertainties regarding future cash flows from future production, commodity prices, operating costs, capital costs and reclamation costs. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company's investments in exploration properties.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

         Stock-based Compensation

Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the estimated volatility figure, and the estimate of the period in which an option will be exercised will have a significant impact on the costs recognized for stock based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until immediately prior to their expiry date because historical experience supports this assumption, however, exercise of options may occur at times different than those estimated, or options may expire unexercised. For options which vest over future periods, management makes an estimate of the percentage of options which are expected to be forfeited prior to vesting based on historical experience, which may not be an accurate indicator of future results. No adjustment is made for actual experience, except for options which vest at specific dates over time, where management updates its estimate of the number of unexercised options which are expected to vest in the future.

Liquidity and Capital Resources

Working capital as at December 31, 2004 was $12,563,393, compared to $18,866,608 at December 31, 2003 and $1,555,621 at December 31, 2002. The
decrease for 2004 is primarily due to expenditures associated with the development of the planned Mirador mine and the Sabanilla Power Project, as well as the fact that there were no private placements in 2004. Proceeds from the sale of the company's marketable securities, as well as marketable securities received on a mineral property previously written off contributed positively to the company's working capital.

As at December 31, 2004, the company had 45,421,393 (fully diluted - 49,055,141) common shares issued and outstanding versus 41,606,295 (fully diluted - 48,540,141) and 30,791,349 (fully diluted - 38,327,643) for 2003 and
2002, respectively. As there were no private placements in 2004, the share issuances reflect the exercise of 3,500,098 share purchase warrants and 315,000 stock options, raising $3,928,512 and $304,350, respectively. In 2003, the company raised a total of $18,803,133 through the issue of new shares and the exercise of vested options and warrants, as follows: In February 2003, the company completed a non-brokered private placement of 1,000,000 units, which raised gross proceeds of $1,000,000 equity capital ($993,750 net of issue costs); in October 2003, the Company closed a further non-brokered private placement of 2,000,000 common shares for proceeds of $3.9 million; in November 2003, the company completed a brokered private placement of 4,750,000 units at a price of $2.50 per unit for gross proceeds of $11.875 million before issue costs of $809,381; and during the year, the company received cash proceeds of $2,380,513 and $463,250 pursuant to the exercises of share purchase warrants and stock options, respectively.

Historically, the company's capital requirements have been met by equity subscriptions. While the company's current working capital is considered sufficient to meet the company's administrative overhead for the next several years, substantial capital is required to complete the company's mine and power project development plans. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term but recognizes the risks attached thereto. The company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partner and supplier financing where appropriate.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. Following are the risk factors which the company's management believes are most important in the context of the company's business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the company may not be suitable for all investors.

Foreign Country and Political Risk

The resource properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety. While the political climate is considered by the company to be stable, there can be no assurances that this will continue indefinitely. To alleviate such risk, the company funds its Ecuador operations on an as-needed basis and is pursuing local joint venture partners. The company does not presently maintain political risk insurance for its foreign exploration projects.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. At present, none of the company's properties have proven or probable reserves and the proposed programs are an exploratory search for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals. The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralised deposit, no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

Financing Risks

The company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the cmpany's properties will be dependent upon the company's ability to obtain financing through joint venturing, equity or debt financing or other means, and although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects.

Limited Experience with Development-Stage Mining Operations

The company has no previous experience in placing resource properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Resources and Production Risks

The Mineral Resource estimates included in this document are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. The estimated Mineral Resources described in this document should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations.

Mineral Prices

The principal activity of the company is the exploration and development of copper-gold resource properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Mineral prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties.

Competition

The company competes with many companies that have substantially greater financial and technical resources than the company for the acquisition of mineral properties as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements

The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake. The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Title Matters

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Dependence On Key Personnel

The company's development to date has largely depended and in the future will continue to depend on the efforts of key management. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any directors or other employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company's securities other than possible capital gains.

Outlook

Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt in Ecuador. This includes three copper and copper-gold porphyry deposits, called Mirador, Panantza and San Carlos, with over 560 million tonnes of Indicated and Inferred copper-gold resources, at a 0.65% Cu cut-off.

The company fully intends to continue with the development and pre-construction work necessary to build and commission an initial 25,000 tonnes/day mine on its Mirador property. This starter mine is expected to serve as the base for the phased development of the entire Corriente Copper Belt in southern Ecuador, with financing for this project coming from a combination of equity, bank and joint-venture partner and supplier financing sources.

A total of 10,000 metres of drilling is planned for 2005 with a particular goal of identifying high grade copper targets which would make a significant contribution to early mine development in the Corriente Copper Belt.

The company will also continue to regularly review joint venture project opportunities offered under the terms of the Alliance agreement with BHP Billiton.

                                                                    DOCUMENT 6

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for this short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state laws or an exemption from such registration is available. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. You can obtain copies of the documents incorporated herein by reference and of the permanent information record without charge from Corriente Resources Inc., at Suite 520, 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone (604) 687-0449 or by accessing the disclosure documents of Corriente Resources Inc. available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

                        Preliminary Short Form Prospectus

New Issue                                                      December 12, 2005

                   [CORRIENTE RESOURCES INC. GRAPHIC OMITTED]

                                       $__
                                __ Common Shares

This short form prospectus qualifies the distribution (the "Offering") of __ common shares (the "Offered Shares") of Corriente Resources Inc. (the "Company" or "Corriente") at a price of $__ per Offered Share (the "Offering Price") pursuant to an underwriting agreement between the Company and each of Desjardins Securities Inc., Canaccord Capital Corporation, CIBC World Markets Inc., Sprott Securities Inc. and Wellington West Capital Markets Inc. (collectively, the "Underwriters"). The Offering Price was determined by negotiation between the Company and the Underwriters. Corriente's common shares (the "Common Shares") are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "CTQ". On December 9, 2005, the closing price of the Common Shares on the TSX was $4.49.

            -------------------------------------------------------

                              $__ per Offered Share

            -------------------------------------------------------


                                                                                                Net Proceeds to the
                                           Price to the Public        Underwriters' Fee(1)      Company(2)
Per Offered Share....................      $__                        $__                       $__
Total................................      $__                        $__                       $__

Notes:

(1) The Company has agreed to pay the Underwriters a cash commission equal to __% of the gross proceeds realized from the sale of the Offered Shares.

(2) Before deducting expenses of the Offering, estimated to be $200,000, which, together with the Underwriters' fee, will be paid from the proceeds of the sale of the Offered Shares.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters, in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution". Subject to applicable laws, in connection with the Offering, the Underwriters may effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Definitive certificates evidencing the Offered Shares will be available for delivery at closing of the Offering, which is expected to occur on or about December __, 2005, or such earlier or later date as may mutually be agreed to by the Company and the Underwriters but in any event no later than January __, 2006. Certain legal matters relating to the Offering will be passed upon by Bull, Housser & Tupper LLP, on behalf of Corriente, and by Lang Michener LLP, on behalf of the Underwriters.

An investment in the Offered Shares involves a high degree of risk and must be considered speculative due to the nature of the Company's business and the present stage of exploration and development of its properties. See "Risk Factors".

Unless otherwise indicated, references in this short form prospectus (the "Prospectus") to currency figures are to Canadian dollars.

                                TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT.....................................................1
DOCUMENTS INCORPORATED BY REFERENCE............................................1
FORWARD-LOOKING STATEMENTS.....................................................2
THE COMPANY....................................................................4
RECENT DEVELOPMENTS............................................................5
CAPITALIZATION.................................................................6
USE OF PROCEEDS................................................................7
PLAN OF DISTRIBUTION...........................................................7
DESCRIPTION OF SECURITIES TO BE DISTRIBUTED....................................8
RISK FACTORS...................................................................8
LEGAL MATTERS..................................................................8
AUDITOR, TRANSFER AGENT AND REGISTRAR..........................................8
EXPERTS........................................................................9
PURCHASERS' STATUTORY RIGHTS...................................................9
CONSENT OF AUDITORS OF CORRIENTE..............................................10
CERTIFICATE OF THE COMPANY....................................................11
CERTIFICATE OF THE UNDERWRITERS...............................................12

                           ELIGIBILITY FOR INVESTMENT

In the opinion of Bull, Housser & Tupper LLP, counsel to the Company, and Lang Michener LLP, counsel to the Underwriters, if issued on the date hereof, the Offered Shares would be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

                       DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by the Company with the various securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference herein and form an integral part of this
Prospectus:

(a) the annual information form dated March 30, 2005 of the Company for the fiscal year ended December 31, 2004 (the "Annual Information Form");

(b) the audited annual consolidated financial statements of the Company for the fiscal years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon;

(c) the management's discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2004;

(d) the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2005 and 2004 and the notes thereto;

(e) the management's discussion and analysis of financial condition and results of operations of the Company for the nine-month period ended September 30, 2005;

(f) the management information circular dated March 31, 2005 of the Company prepared in connection with the annual and special meeting of the shareholders of the Company held on May 9, 2005, excluding those portions which, pursuant to National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators, the Company is not required to incorporate by reference in the Prospectus; and

(g) the material change report dated April 22, 2005 of the Company with respect to the completion of its feasibility study for the Mirador project.

All material change reports (other than confidential material change reports), comparative interim financial statements, comparative audited financial statements and information circulars (excluding those portions which, pursuant to National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators, need not be incorporated by reference in the Prospectus) filed by the Company with a Canadian securities regulatory authority after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company at Suite 520, 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone: (604) 687-0449. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the secretary of the Company at the above-mentioned address and telephone number.

                           FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this Prospectus contain "forward-looking statements" that are based on our current expectations, estimates and projections. These forward-looking statements include, among other things, statements with respect to our business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, additional copper, gold or silver production and synergies resulting from acquisitions or joint ventures, total cash costs of production, expenditures for environmental matters and technology, projected life of our mines, reclamation and other post-closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future copper, gold, silver and other mineral prices (including the long-term estimated prices used in calculating our resources), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, the percentage of anticipated production covered by forward sale and other option contracts or agreements and mine production costs. Generally, these forward-looking statements can be identified by the use of words or phrases such as "anticipates", "plans", "projects", "targets", "believes", "estimates", "expects", "intends", "should" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

o risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations;

o uncertainties related to expected production rates, timing of production and the total cash costs of production;

o uncertainties related to the future development or implementation of new technologies and research and development and related initiatives;

o results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

o risks relating to possible variations in reserves, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined;

o mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development;

o the potential for delays in exploration or development activities or the completion of feasibility studies;

o risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

o changes in, and the effects of, the laws, regulations and government policies affecting our operations, particularly laws, regulations and policies relating to:

         o mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
         o        expected effective future tax rates;
         o        the protection of the health and safety of mine workers; and
         o        mineral rights ownership;

o changes in general economic conditions, the financial markets and the demand and the market price for copper, gold and other minerals and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar or Canadian dollar;

o the effects of hedging instruments to protect against fluctuations in copper, gold and silver prices and exchange rate movements and the risks of counterparty defaults;

o the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates;

o risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities;

o        risks related to environmental regulation and liability;

o        regulatory risks associated with mining and exploration;

o political and other risks associated with operations in a foreign country; and

o other risks and uncertainties related to the Company's prospects, properties and business strategy.

A discussion of these and other factors that may affect the Company's actual results, performance, achievements or financial position is contained in "Risk Factors" and elsewhere in this Prospectus and in the Annual Information Form and other documents incorporated or deemed to be incorporated in this Prospectus. This list in not exhaustive of the factors that may affect the forward-looking statements, These and other factors should be considered carefully by prospective investors, who should not place undue reliance on such forward-looking statements. These statements reflect management's beliefs and are based on information currently available to the Company's management. Although the Company believes that these statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements to reflect new events or circumstances.

                                   THE COMPANY

Name and Incorporation

Corriente Resources Inc. was incorporated under the Company Act (British Columbia) on February 16, 1983. On June 2, 2004, the Company transitioned under the Business Corporations Act (British Columbia).

Corriente's principal office and its registered and records offices are located at Suite 520, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6. Corriente also has administrative offices in the Cayman Islands, B.V.I. and in Quito, Ecuador.

Corriente's material subsidiaries (all of which are wholly-owned, directly or indirectly, by Corriente) and their respective jurisdictions of incorporation are Minera Curigem S.A. (Ecuador), Corriente Resources Inc. (Cayman Islands), and Ecuacorriente S.A. (Ecuador). Corriente and its subsidiaries are collectively referred to herein as "Corriente" or "the Company" unless otherwise indicated or the context otherwise requires.

Business of the Company

Corriente is a Canadian natural mineral resource company that since 1992 has been engaged, through its subsidiaries, in the acquisition, exploration and development of mineral resource properties, primarily in South America. Until 2003, Corriente was principally an exploration company which aimed to acquire properties, to locate and confirm the existence of bodies of commercial ore on them, and to sell the properties to other entities for subsequent development. The prime commodities sought by Corriente have been copper and gold. Since 2003, Corriente has been pursuing the development of its mining concessions in the Corriente Copper Belt in southeastern Ecuador, most notably the Mirador project.

In October 1999 and April 2000, Corriente entered into two option agreements with BHP Billiton Plc ("BHP Billiton") pursuant to which Corriente acquired an option to acquire a 70% interest in a large package of mineral exploration properties identified by BHP Billiton in the course of a five-year grassroots exploration program in the Rio Zamora valley in southeast Ecuador. Today, those properties, located in what is known as the Corriente Copper Belt, are the Company's principal assets. Over the period from January 2000 to June 2002, Corriente completed the drilling of over 30,000 metres of core within the Corriente Copper Belt and completed scoping studies on the Panantza, San Carlos and Mirador copper and copper-gold porphyry projects that provided an initial assessment of several different mining development options. During 2002, the Company exercised its option to acquire a majority interest in each of the Panantza, San Carlos and Mirador projects. In each case, BHP Billiton chose to convert its back-in rights to a 2% net smelter royalty interest (NSR) in the project. Corriente can reduce BHP Billiton's NSR in all three projects to 1% by paying BHP Billiton US$2 million.

In 2004, Lowell Mineral Exploration, which had been granted a 10% interest in all of Corriente's concessions in Ecuador (including Panantza, San Carlos and Mirador) in consideration for services rendered by David Lowell, exchanged that interest for a 100% interest in the Company's Warintza project. As a result, Corriente now controls 100% of all of its concessions in Ecuador, subject only to BHP Billiton's NSR. These concessions encompass over 50,000 hectares located within the Corriente Copper Belt, which extends over a 20- by 80-kilometre area in southeast Ecuador.

In April 2005, Corriente announced the completion of its feasibility study for the Mirador project, which confirmed the economics of a 25,000 tonnes/day open-pit milling operation at Mirador. The feasibility study also identified several opportunities to enhance the economics of the project.

As at December 9, 2005, Corriente has 110 employees. The Company has adopted a written Health, Safety, Environment and Community Policy, which sets out the steps it will take to show responsible environmental stewardship and to contribute to an enhanced standard of living and improved health and safety in the communities in which it operates through the development of natural resources. The

Company has all material permits required for its present operations, and is in the process of identifying and making application for the permits it will require in the future as it nears the commencement of mining operations. The environmental impact assessment documentation to be submitted shortly is a pre-requisite to the granting of a mining permit.

A detailed description of the Company's material properties is included in the Annual Information Form, which is incorporated by reference in this Prospectus.

                               RECENT DEVELOPMENTS

Updated Mineral Resources

On November 17, 2005, Corriente announced the results of a study intended to optimize the economics of the starter project at Mirador that was the subject of the base-case feasibility study released in April 2005. The optimization study, which incorporates the results of 52 additional drill holes completed in the summer of 2005, has led to the calculation of an updated mineral resource model.

The optimization work, which is based on a Lerchs-Grossmann pit optimization completed by Mine Development Associates of Reno, Nevada, includes a measured and indicated resource of 346,968,000 tonnes at an average grade of 0.62% copper, 0.2 grams/tonne gold and 1.6 grams/tonne silver (with an average cut-off grade of 0.37% copper). For the purposes of the optimization study, all of the elements of the feasibility study completed in April were retained (except for reduced pre-stripping as a result of the new mine plan). Approximately 491 million tonnes of waste rock will be removed over the mine life, resulting in an average strip ratio of about 1.4:1. The initial starter pit would have a 0.53:1 strip ratio containing 101.5 million tonnes of ore at 0.67% copper, 0.21 grams/tonne gold and 1.8 grams/tonne silver. The mine plan is based on a contract mining company providing ore to a conventional copper concentrator at a rate of 25,000 tonnes/day (9,125,000 tonnes/year).

The highlights of the optimization study are as follows:

     o The project is forecast to produce approximately 131 million pounds of copper, 32,000 ounces of gold and 398,000 ounces of silver per year during the first five years of production.
     o The mine model indicates a 38-year mine life at a throughput of 25,000 tonnes per day.
     o At a long-term copper price of US$1.10/pound, the study indicates a pre-tax internal rate of return for the project of 22.6% and a net present value of US$224 million at an 8% discount rate.
     o The expected capital cost for the project is US$195 million (reflecting reduced pre-stripping as a result of the new mine plan).
     o The environmental impact assessment documentation is scheduled for submission in early December 2005.

The updated mineral resource estimate for Mirador, using a cut-off grade of 0.40% copper, is set out below. This work was carried out by Mine Development Associates under the direction of Steve Ristorcelli, P.Geo., C.P.G., an independent Qualified Person as defined in National Instrument 43-101 of the Canadian Securities Administrators. The resource estimate is based on 142 drill holes totalling 36,284 metres of core.

                            Revised Mirador Resources

----------------------------------------------------------------------------------------------------------------
                            Updated Resource Estimate
----------------------------------------------------------------------------------------------------------------
     Class         Tonnes       Copper      Copper        Gold         Gold           Silver        Silver
                   (000s)     lbs (000s)     (%)        (ounces)   (grams/tonne)     (ounces)    (grams/tonne)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
    Measured       56,210        753,000      0.65       360,000            0.21    2,770,000             1.6
----------------------------------------------------------------------------------------------------------------
   Indicated      385,060      5,134,000      0.60     2,380,000            0.19   18,760,000             1.5
----------------------------------------------------------------------------------------------------------------
    Inferred      235,400      2,708,000      0.52     1,250,000            0.17    9,900,000             1.3
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                             Previous Resource Estimate from September 2004 Disclosure
----------------------------------------------------------------------------------------------------------------
   Indicated      310,000                     0.65                          0.20
----------------------------------------------------------------------------------------------------------------
    Inferred      315,000                     0.56                          0.17
----------------------------------------------------------------------------------------------------------------

Resource classifications conform to CIM standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral resources that are not reserves do not demonstrate economic viability. A Measured Mineral Resource is that part of a mineral resource for which quantity, grade, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. An Indicated Mineral Resource is that part of a mineral resource for which quantity, grade, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

Based on the results of the optimization study, Corriente intends to move forward with development of the 25,000 tonnes/day starter project at Mirador, which the Company regards as the platform for later expansions at Mirador and for the development of Panantza-San Carlos and other copper projects controlled by it in the Corriente Copper Belt.

Appointment of New President

On September 6, 2005, Tom Milner was appointed as President of Corriente. Ken Shannon remains as Chairman and Chief Executive Officer.

                                 CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as of the dates indicated, as adjusted to give effect to the Offering. The table should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2004 and the unaudited interim consolidated financial statements of the Company for the nine-month period ended September 30, 2005, including in each case the notes thereto and management's discussion and analysis related thereto, incorporated by reference into this Prospectus.

                                                  Outstanding as at          Outstanding as at September 30,
                      Outstanding as at          September 30, 2005          2005 after giving effect to the
Capital              December 31, 2004              (unaudited)                       Offering(1)
-------           ------------------------    ------------------------    ------------------------------------
Common Shares            $83,525,397                 $84,420,762                           $__
                     (45,421,393 shares)         (46,106,393 shares)                   (__ shares)

Notes:

(1) After deducting the Underwriters' fee but before deducting expenses of the Offering, estimated to be $200,000, and excluding 240,000 Common Shares issued since September 30, 2005 upon exercise of stock options granted by the Company.

                                 USE OF PROCEEDS

The estimated net proceeds to the Company from the issue and sale of the Offered Shares will be approximately $__ after deducting the underwriters' fee and the estimated expenses of the Offering. The Company intends to use the estimated net proceeds of the Offering for pre-development and pre-construction activities directed at bringing the Mirador project into production, and for general working capital purposes. The approximate amount of the net proceeds to be allocated to the foregoing uses is as follows:

                    Use of Proceeds                        Total Funds
                    ---------------                        -----------

                    Mirador project                        $__
                General working capital                     __
                                                           -----------
                         Total                             $__
                                                           ===========

The amount actually expended for the purposes described above could vary significantly depending on, among other things, the progress of the Company's exploration and development programs. While the Company intends to use the proceeds of the Offering as described above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary.

                              PLAN OF DISTRIBUTION

Under an agreement (the "Underwriting Agreement") dated December __, 2005 between the Company and the Underwriters, as underwriters, the Company has agreed to sell and the Underwriters have agreed to purchase on December __, 2005, or such earlier or later date as may be mutually agreed to by the Company and the Underwriters (the "Closing Date"), but in any event not later than January __, 2006, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, __ Offered Shares at a price of $__ per Offered Share, payable in cash to the Company against delivery of certificates representing the Offered Shares. The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. The offering price of the Offered Shares was determined by negotiation between the Company and the Underwriters.

Under the Underwriting Agreement, the Company has agreed to pay to the Underwriters a fee equal to __% of the gross proceeds from the issue and sale of the Offered Shares and to reimburse the Underwriters for their reasonable expenses relating to the Offering. The Company has also agreed to indemnify each of the Underwriters and their respective affiliates and each of their respective directors, officers, employees, affiliates and agents against certain liabilities and expenses and to contribute to payments that the Underwriter may be required to make in respect thereof. The Company has further agreed that it will not, for a period of 90 days after the Closing Date, without the prior written consent of the Underwriters, issue or sell any Common Shares or any securities convertible into or exchangeable for Common Shares, subject to certain exceptions.

The Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by Market Regulation Services Inc. relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which would otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and, subject to certain exemptions, may not be offered or sold within the United States. The Underwriting Agreement permits the Underwriters to offer and sell the Offered Shares to qualified institutional buyers in the United States, in transactions that are exempt from registration under the United States federal securities laws pursuant to Rule 144A under the U.S. Securities Act, and under state securities laws. The Offered Shares sold in such offers and sales made in accordance with such exemptions under the U.S. Securities Act will be restricted securities within the meaning of Rule 144(a)(3) under the U.S. Securities Act. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States. In addition, until 40 days after the Closing Date, an offer or sale of the Offered Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the U.S. Securities Act.

                   DESCRIPTION OF SECURITIES TO BE DISTRIBUTED

Common Shares

The authorized capital of the Company consists of 100,000,000 Common Shares, of which 46,146,393 Common Shares were issued and outstanding as at December 9, 2005. The issued Common Shares rank equally as to dividends, voting power and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The holders of the Common Shares are entitled to one vote for each share on all matters to be voted on at any meeting of the shareholders of the Company. Corriente does not currently pay dividends on the Common Shares. Any determination to pay dividends in the future is at the discretion of the Company's board of directors and will be made based upon the Company's financial condition and other factors deemed relevant by the board of directors.

                                  RISK FACTORS

An investment in the Offered Shares involves a high degree of risk and must be considered speculative due to the nature of the Company's business and the present stage of exploration and development of its mineral properties. Prospective purchasers of the Offered Shares should give careful consideration to all of the information contained or incorporated by reference in this Prospectus and, in particular, the risk factors set forth on pages 17 to 20 of the Annual Information Form, which is incorporated by reference into this Prospectus. Potential purchasers should also consider the risk that the market price of the Common Shares historically has experienced and may continue to experience high volatility, and the broader stock market has experienced significant price and volume fluctuations in recent years. As a result, purchasers of Offered Shares may experience a decrease in the value of their investment. Some of the factors that can affect the price of the Common Shares are: the announcement of expanded exploration, development and production activities by the Company or its competitors; consolidations, dispositions, acquisitions and financings; changes in the market price of copper; and changes or restatements in the amount of mineral reserves or resources, including as a result of fluctuations in commodity prices and currency exchange rates.

                                  LEGAL MATTERS

Certain legal matters relating to the issue and sale of the Offered Shares will be passed upon for the Company by Bull, Housser & Tupper LLP and for the Underwriters by Lang Michener LLP.

                      AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, at their principal office in Vancouver.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver.

                                     EXPERTS

As at December 9, 2005, the partners and associates of Bull, Housser & Tupper LLP, as a group, and the partners and associates of Lang Michener LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

Certain disclosure with respect to the Mirador project contained in this Prospectus or in documents incorporated in it by reference is derived from technical reports prepared by AMEC Americas Limited and Mine Development Associates. As at December 9, 2005, each of such entities beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

                          PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some provinces, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

                        CONSENT OF AUDITORS OF CORRIENTE


We have read the short form prospectus (the "Prospectus") of Corriente Resources Inc. (the "Company") dated December 12, 2005 relating to the issue and sale of __ common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2004 and 2003 and the statements of loss and deficit and cash flows for each of the years in the two-year period ended December 31, 2004. Our report is dated February 24, 2005 (except as to Note 12, which is as of March 22, 2005).



Vancouver, British Columbia                         (Signed) __
December __, 2005                                    Chartered Accountants

                           CERTIFICATE OF THE COMPANY


DATED:    December 12, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.



            (Signed) Ken Shannon                (Signed) Darryl Jones
           Chief Executive Officer             Chief Financial Officer



                       On Behalf of the Board of Directors



          (Signed) G. Ross McDonald            (Signed) Anthony Holler
                  Director                            Director

                         CERTIFICATE OF THE UNDERWRITERS


DATED:    December 12, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.



                           Desjardins Securities Inc.


                          By: (Signed) Stephen Altmann


Canaccord Capital          CIBC World Markets      Sprott Securities Inc.     Wellington West Capital
   Corporation                     Inc.                                             Markets Inc.


By: (Signed) James M.    By: (Signed) Richard G.    By: (Signed) Darren        By: (Signed) William
      Brown                      McCreary                 Wallace                   Washington


                                                                    DOCUMENT 7

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold within the United States unless registered under the U S. Securities Act and applicable state laws or an exemption from such registration is available. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. You can obtain copies of the documents incorporated herein by reference and of the permanent information record without charge from Corriente Resources Inc., at Suite 520, 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone (604) 687-0449 or by accessing the disclosure documents of Corriente Resources Inc. available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

                             Short Form Prospectus

New Issue                                                   December 19, 2005


                               [GRAPHIC OMITTED
                           CORRIENTE RESOURCES INC.]

                                  $30,039,750
                            7,605,000 Common Shares

This short form prospectus qualifies the distribution (the "Offering") of 7,605,000 common shares (the "Offered Shares") of Corriente Resources Inc. (the "Company" or "Corriente") at a price of $3.95 per Offered Share (the "Offering Price") pursuant to an underwriting agreement between the Company and each of Desjardins Securities Inc., Canaccord Capital Corporation, CIBC World Markets Inc., Sprott Securities Inc. and Wellington West Capital Markets Inc. (collectively, the "Underwriters"). The Offering Price was determined by negotiation between the Company and the Underwriters. Corriente's common shares (the "Common Shares") are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "CTQ". On December 16, 2005, the closing price of the Common Shares on the TSX was $3.96.

            -------------------------------------------------------

                            $3.95 per Offered Share

            -------------------------------------------------------

                                                                                            Net Proceeds to the
                                       Price to the Public        Underwriters' Fee(1)      Company(2)
                                       -----------------------    ---------------------     ---------------------

Per Offered Share....................  $3.95                      $0.237                    $3.713
Total................................  $30,039,750                $1,802,385                $28,237,365

Notes:

(1) The Company has agreed to pay the Underwriters a cash commission equal to 6.0% of the gross proceeds realized from the sale of the Offered Shares.

(2) Before deducting expenses of the Offering, estimated to be $200,000, which, together with the Underwriters' fee, will be paid from the proceeds of the sale of the Offered Shares.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters, in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution". Subject to applicable laws, in connection with the Offering, the Underwriters may effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Definitive certificates evidencing the Offered Shares will be available for delivery at closing of the Offering, which is expected to occur on or about December 29, 2005, or such earlier or later date as may mutually be agreed to by the Company and the Underwriters but in any event no later than January 25, 2006. Certain legal matters relating to the Offering will be passed upon by Bull, Housser & Tupper LLP, on behalf of Corriente, and by Lang Michener LLP, on behalf of the Underwriters.

An investment in the Offered Shares involves a high degree of risk and must be considered speculative due to the nature of the Company's business and the present stage of exploration and development of its properties. See "Risk Factors".

Unless otherwise indicated, references in this short form prospectus (the "Prospectus") to currency figures are to Canadian dollars.

                               TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT.............................................1
DOCUMENTS INCORPORATED BY REFERENCE....................................1
FORWARD-LOOKING STATEMENTS.............................................2
THE COMPANY............................................................4
RECENT DEVELOPMENTS....................................................5
CAPITALIZATION.........................................................7
USE OF PROCEEDS........................................................7
PLAN OF DISTRIBUTION...................................................7
DESCRIPTION OF SECURITIES TO BE DISTRIBUTED............................8
RISK FACTORS...........................................................9
LEGAL MATTERS..........................................................9
AUDITOR, TRANSFER AGENT AND REGISTRAR..................................9
EXPERTS................................................................9
PURCHASERS' STATUTORY RIGHTS...........................................9
CONSENT OF AUDITORS OF CORRIENTE......................................10
CERTIFICATE OF THE COMPANY............................................11
CERTIFICATE OF THE UNDERWRITERS.......................................12

                           ELIGIBILITY FOR INVESTMENT

In the opinion of Bull, Housser & Tupper LLP, counsel to the Company, and Lang Michener LLP, counsel to the Underwriters, if issued on the date hereof, the Offered Shares would be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

                      DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by the Company with the various securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference herein and form an integral part of this
Prospectus:

(a) the annual information form dated March 30, 2005 of the Company for the fiscal year ended December 31, 2004 (the "Annual Information Form");

(b) the audited annual consolidated financial statements of the Company for the fiscal years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon;

(c) the management's discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2004;

(d) the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2005 and 2004 and the notes thereto;

(e) the management's discussion and analysis of financial condition and results of operations of the Company for the nine-month period ended September 30, 2005;

(f) the management information circular dated March 31, 2005 of the Company prepared in connection with the annual and special meeting of the shareholders of the Company held on May 9, 2005, excluding those portions which, pursuant to National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators, the Company is not required to incorporate by reference in the Prospectus;

(g) the material change report dated April 22, 2005 of the Company with respect to the completion of its feasibility study for the Mirador project;

(h) the material change report dated December 14, 2005 of the Company with respect to the Offering; and

(i) the material change report dated December 16, 2005 of the Company with respect to the exercise of the Underwriters' option to increase the size of the Offering to its present size.

All material change reports (other than confidential material change reports), comparative interim financial statements, comparative audited financial statements and information circulars (excluding those portions which, pursuant to National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators, need not be incorporated by reference in the Prospectus) filed by the Company with a Canadian securities regulatory authority after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company at Suite 520, 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone: (604) 687-0449. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the secretary of the Company at the above-mentioned address and telephone number.

                           FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this Prospectus contain "forward-looking statements" that are based on our current expectations, estimates and projections. These forward-looking statements include, among other things, statements with respect to our business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, additional copper, gold or silver production and synergies resulting from acquisitions or joint ventures, total cash costs of production, expenditures for environmental matters and technology, projected life of our mines, reclamation and other post-closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future copper, gold, silver and other mineral prices (including the long-term estimated prices used in calculating our resources), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, the percentage of anticipated production covered by forward sale and other option contracts or agreements and mine production costs. Generally, these forward-looking statements can be identified by the use of words or phrases such as "anticipates", "plans", "projects", "targets", "believes", "estimates", "expects", "intends", "should" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

o risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations;

o uncertainties related to expected production rates, timing of production and the total cash costs of production;

o uncertainties related to the future development or implementation of new technologies and research and development and related initiatives;

o results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

o risks relating to possible variations in reserves, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined;

o mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development;

o the potential for delays in exploration or development activities or the completion of feasibility studies;

o risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

o changes in, and the effects of, the laws, regulations and government policies affecting our operations, particularly laws, regulations and policies relating to:

     o mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
     o    expected effective future tax rates;
     o    the protection of the health and safety of mine workers; and
     o    mineral rights ownership;

o changes in general economic conditions, the financial markets and the demand and the market price for copper, gold and other minerals and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar or Canadian dollar;

o the effects of hedging instruments to protect against fluctuations in copper, gold and silver prices and exchange rate movements and the risks of counterparty defaults;

o the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates;

o risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities;

o    risks related to environmental regulation and liability;

o    regulatory risks associated with mining and exploration;

o    political and other risks associated with operations in a foreign country;
     and

o other risks and uncertainties related to the Company's prospects, properties and business strategy.

A discussion of these and other factors that may affect the Company's actual results, performance, achievements or financial position is contained in "Risk Factors" and elsewhere in this Prospectus and in the Annual Information Form and other documents incorporated or deemed to be incorporated in this Prospectus. This list in not exhaustive of the factors that may affect the forward-looking statements, These and other factors should be considered carefully by prospective investors, who should not place undue reliance on such forward-looking statements. These statements reflect management's beliefs and are based on information currently available to the Company's management. Although the Company believes that these statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements to reflect new events or circumstances.

                                  THE COMPANY

Name and Incorporation

Corriente Resources Inc. was incorporated under the Company Act (British Columbia) on February 16, 1983. On June 2, 2004, the Company transitioned under the Business Corporations Act (British Columbia).

Corriente's principal office and its registered and records offices are located at Suite 520, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6. Corriente also has administrative offices in the Cayman Islands, B.V.I. and in Quito, Ecuador.

Corriente's material subsidiaries (all of which are wholly-owned, directly or indirectly, by Corriente) and their respective jurisdictions of incorporation are Minera Curigem S.A. (Ecuador), Corriente Resources Inc. (Cayman Islands), and Ecuacorriente S.A. (Ecuador). Corriente and its subsidiaries are collectively referred to herein as "Corriente" or "the Company" unless otherwise indicated or the context otherwise requires.

Business of the Company

Corriente is a Canadian natural mineral resource company that since 1992 has been engaged, through its subsidiaries, in the acquisition, exploration and development of mineral resource properties, primarily in South America. Until 2003, Corriente was principally an exploration company which aimed to acquire properties, to locate and confirm the existence of bodies of commercial ore on them, and to sell the properties to other entities for subsequent development. The prime commodities sought by Corriente have been copper and gold. Since 2003, Corriente has been pursuing the development of its mining concessions in the Corriente Copper Belt in southeastern Ecuador, most notably the Mirador project.

In October 1999 and April 2000, Corriente entered into two option agreements with BHP Billiton Plc ("BHP Billiton") pursuant to which Corriente acquired an option to acquire a 70% interest in a large package of mineral exploration properties identified by BHP Billiton in the course of a five-year grassroots exploration program in the Rio Zamora valley in southeast Ecuador. Today, those properties, located in what is known as the Corriente Copper Belt, are the Company's principal assets. Over the period from January 2000 to June 2002, Corriente completed the drilling of over 30,000 metres of core within the Corriente Copper Belt and completed scoping studies on the Panantza, San Carlos and Mirador copper and copper-gold porphyry projects that provided an initial assessment of several different mining development options. During 2002, the Company exercised its option to acquire a majority interest in each of the Panantza, San Carlos and Mirador projects. In each case, BHP Billiton chose to convert its back-in rights to a 2% net smelter royalty interest (NSR) in the project. Corriente can reduce BHP Billiton's NSR in all three projects to 1% by paying BHP Billiton US$2 million.

In 2004, Lowell Mineral Exploration, which had been granted a 10% interest in all of Corriente's concessions in Ecuador (including Panantza, San Carlos and Mirador) in consideration for services rendered by David Lowell, exchanged that interest for a 100% interest in the Company's Warintza project. As a result, Corriente now controls 100% of all of its concessions in Ecuador, subject only to BHP Billiton's NSR. These concessions encompass over 50,000 hectares located within the Corriente Copper Belt, which extends over a 20- by 80-kilometre area in southeast Ecuador.

In April 2005, Corriente announced the completion of its feasibility study for the Mirador project, which confirmed the economics of a 25,000 tonnes/day open-pit milling operation at Mirador. The feasibility study also identified several opportunities to enhance the economics of the project.

As at December 16, 2005, Corriente has 110 employees. The Company has adopted a written Health, Safety, Environment and Community Policy, which sets out the steps it will take to show responsible environmental stewardship and to contribute to an enhanced standard of living and improved health and safety in the communities in which it operates through the development of natural resources. The Company has all material permits required for its present operations, and is in the process of identifying and making application for the permits it will require in the future as it nears the commencement of mining operations. The environmental impact assessment documentation to be submitted shortly is a pre-requisite to the granting of a mining permit.

A detailed description of the Company's material properties is included in the Annual Information Form, which is incorporated by reference in this Prospectus.

                              RECENT DEVELOPMENTS

Updated Mineral Resources

On November 17, 2005, Corriente announced the results of a study intended to optimize the economics of the starter project at Mirador that was the subject of the earlier base-case feasibility study. The optimization study, which incorporates the results of 52 additional drill holes completed in the summer of 2005, has led to the calculation of an updated mineral resource model.

The optimization work, which is based on a Lerchs-Grossmann pit optimization completed by Mine Development Associates of Reno, Nevada, includes a measured and indicated resource of 346,968,000 tonnes at an average grade of 0.62% copper, 0.2 grams/tonne gold and 1.6 grams/tonne silver (with an average cut-off grade of 0.37% copper). For the purposes of the optimization study, all of the elements of the feasibility study completed in April were retained (except for reduced pre-stripping as a result of the new mine plan). Approximately 491 million tonnes of waste rock will be removed over the mine life, resulting in an average strip ratio of about 1.4:1. The initial starter pit would have a 0.53:1 strip ratio containing 101.5 million tonnes of ore at 0.67% copper, 0.21 grams/tonne gold and 1.8 grams/tonne silver. The mine plan is based on a contract mining company providing ore to a conventional copper concentrator at a rate of 25,000 tonnes/day (9,125,000 tonnes/year).

The highlights of the optimization study are as follows:

     o The project is forecast to produce approximately 131 million pounds of copper, 32,000 ounces of gold and 398,000 ounces of silver per year during the first five years of production.
     o The mine model indicates a 38-year mine life at a throughput of 25,000 tonnes per day.
     o At a long-term copper price of US$1.10/pound, the study indicates a pre-tax internal rate of return for the project of 22.6% and a net present value of US$224 million at an 8% discount rate.
     o The expected capital cost for the project is US$195 million (reflecting reduced pre-stripping as a result of the new mine plan).
     o The environmental impact assessment documentation is scheduled for submission in early December 2005.

The updated mineral resource estimate for Mirador, using a cut-off grade of 0.40% copper, is set out below. This work was carried out by Mine Development Associates under the direction of Steve Ristorcelli, P.Geo., C.P.G., an independent Qualified Person as defined in National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101"). The resource estimate is based on 142 drill holes totalling 36,284 metres of core.


                                               Revised Mirador Resources

---------------------------------------------------------------------------------------------------------------
|                                              Updated Resource Estimate                                       |
---------------------------------------------------------------------------------------------------------------
     Class      |  Tonnes    |    Copper    |  Copper |   Gold     |   Gold      |   Silver   |   Silver       |
                |  (000s)    |  lbs (000s)  |    (%)  | (ounces)   |(grams/tonne)|  (ounces)  |(grams/tonne)   |
----------------|------------|--------------|---------|------------|-------------|------------|----------------|
                |            |              |         |            |             |            |                |
----------------|------------|--------------|---------|------------|-------------|------------|----------------|
    Measured    |   56,210   |     753,000  |    0.65 |    360,000 |      0.21   |  2,770,000 |      1.6       |
----------------|------------|--------------|---------|------------|-------------|------------|----------------|
   Indicated    |  385,060   |   5,134,000  |    0.60 |  2,380,000 |      0.19   | 18,760,000 |      1.5       |
----------------|------------|--------------|---------|------------|-------------|------------|----------------|
    Inferred    |  235,400   |   2,708,000  |    0.52 |  1,250,000 |      0.17   |  9,900,000 |      1.3       |
----------------|------------|--------------|---------|------------|-------------|------------|----------------|
---------------------------------------------------------------------------------------------------------------
|                              Previous Resource Estimate from September 2004 Disclosure                       |
---------------------------------------------------------------------------------------------------------------|
   Indicated    |  310,000   |              |    0.65 |            |      0.20   |            |                |
----------------|------------|--------------|---------|------------|-------------|------------|----------------|
    Inferred    |  315,000   |              |    0.56 |            |      0.17   |            |                |
----------------|------------|--------------|---------|------------|-------------|------------|----------------|



Resource classifications conform to CIM standards on Mineral Resources and Reserves referred to in NI 43-101. Mineral resources that are not reserves do not demonstrate economic viability. A Measured Mineral Resource is that part of a mineral resource for which quantity, grade, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. An Indicated Mineral Resource is that part of a mineral resource for which quantity, grade, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

Based on the results of the optimization study, Corriente intends to move forward with development of the 25,000 tonnes/day starter project at Mirador, which the Company regards as the platform for later expansions at Mirador and for the development of Panantza-San Carlos and other copper projects controlled by it in the Corriente Copper Belt.

Updated Technical Report

The feasibility study for the Mirador project that was announced in April and filed on SEDAR in May 2005, on which AMEC Americas Limited was the prime consultant, was not a NI 43-101 technical report. The Company is no longer working with AMEC Americas Limited on the Mirador project. The Company has engaged Mine Development Associates to prepare, for filing on SEDAR by February 15, 2006, a technical report in compliance with NI 43-101 to update the technical disclosure on the project by incorporating the additional drill results and other information obtained through further work on the property. The Company anticipates filing an updated feasibility study on the Mirador project in the second quarter of 2006.

Power Supply for Mirador

In March 2004, Corriente announced an agreement to enter into a joint venture to develop, construct and operate a run-of-river hydroelectric project on the Sabanilla River in Ecuador in order to secure a reliable supply of low-cost power to the Mirador project. Market conditions for bank financing of power projects did not allow Corriente to meet the deadline established for financing of the Sabanilla project. Accordingly, although discussions continue with the joint venture partner and management believes that those discussions will be resolved favourably for Corriente, it could lose its interest in the joint venture. The potential loss of the Sabanilla power source would not be expected to have a material impact on the feasibility of the Mirador project, since alternative options under consideration would supply power to the project at a cost similar to the feasibility projections (approximately US$0.05 to US $0.06 per kilowatt).

Appointment of New President

On September 6, 2005, Tom Milner was appointed as President of Corriente. Ken Shannon remains as Chairman and Chief Executive Officer.

                                 CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as of the dates indicated, as adjusted to give effect to the Offering. The table should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2004 and the unaudited interim consolidated financial statements of the Company for the nine-month period ended September 30, 2005, including in each case the notes thereto and management's discussion and analysis related thereto, incorporated by reference into this Prospectus.


                                                       Outstanding as at          Outstanding as at September 30,
                            Outstanding as at          September 30, 2005         2005 after giving effect to the
Capital                     December 31, 2004              (unaudited)                       Offering(1)
-------                  ------------------------    ------------------------    --------------------------------

Common Shares                  $83,525,397                 $84,420,762                      $112,658,127
                           (45,421,393 shares)         (46,106,393 shares)               (53,711,393 shares)

Notes:

(1) After deducting the Underwriters' fee but before deducting expenses of the Offering, estimated to be $200,000, and excluding 240,000 Common Shares issued since September 30, 2005 upon exercise of stock options granted by the Company.

                                USE OF PROCEEDS

The estimated net proceeds to the Company from the issue and sale of the Offered Shares will be approximately $28 million after deducting the underwriters' fee and the estimated expenses of the Offering. The Company intends to use the estimated net proceeds of the Offering for pre-development and pre-construction activities directed at bringing the Mirador project into production, and for general working capital purposes. The approximate amount of the net proceeds to be allocated to the foregoing uses is as follows:

                    Use of Proceeds                   Total Funds
                    ---------------                   -----------

                    Mirador project                   $18,750,000
                General working capital                 9,250,000
                                                      -----------
                         Total                        $28,000,000
                                                      ===========

The amount actually expended for the purposes described above could vary significantly depending on, among other things, the progress of the Company's exploration and development programs. While the Company intends to use the proceeds of the Offering as described above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary.

                              PLAN OF DISTRIBUTION

Under an agreement (the "Underwriting Agreement") dated December 13, 2005 between the Company and the Underwriters, as underwriters, the Company has agreed to sell and the Underwriters have agreed to purchase on December 29, 2005, or such earlier or later date as may be mutually agreed to by the Company and the Underwriters (the "Closing Date"), but in any event not later than January 25, 2006, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, a total of 7,605,000 Offered Shares at a price of $3.95 per Offered Share, payable in cash to the Company against delivery of certificates representing the Offered Shares. The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. The offering price of the Offered Shares was determined by negotiation between the Company and the Underwriters.

Under the Underwriting Agreement, the Company has agreed to pay to the Underwriters a fee equal to 6.0% of the gross proceeds from the issue and sale of the Offered Shares and to reimburse the Underwriters for their reasonable expenses relating to the Offering. The Company has also agreed to indemnify each of the Underwriters and their respective affiliates and each of their respective directors, officers, employees, affiliates and agents against certain liabilities and expenses and to contribute to payments that the Underwriter may be required to make in respect thereof. The Company has further agreed that it will not, for a period of 90 days after the Closing Date, without the prior written consent of the Underwriters, issue or sell any Common Shares or any securities convertible into or exchangeable for Common Shares, subject to certain exceptions.

Daniel Carriere, Corriente's Senior Vice-President, may purchase 200,000 Offered Shares under the Offering.

The Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by Market Regulation Services Inc. relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which would otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and, subject to certain exemptions, may not be offered or sold within the United States. The Underwriting Agreement permits the Underwriters to offer and sell the Offered Shares to qualified institutional buyers in the United States, in transactions that are exempt from registration under the United States federal securities laws pursuant to Rule 144A under the U.S. Securities Act, and under state securities laws. The Offered Shares sold in such offers and sales made in accordance with such exemptions under the U.S. Securities Act will be restricted securities within the meaning of Rule 144(a)(3) under the U.S. Securities Act. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States. In addition, until 40 days after the Closing Date, an offer or sale of the Offered Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the U.S. Securities Act.

                  DESCRIPTION OF SECURITIES TO BE DISTRIBUTED

Common Shares

The authorized capital of the Company consists of 100,000,000 Common Shares, of which 46,146,393 Common Shares were issued and outstanding as at December 16, 2005. The issued Common Shares rank equally as to dividends, voting power and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The holders of the Common Shares are entitled to one vote for each share on all matters to be voted on at any meeting of the shareholders of the Company. Corriente does not currently pay dividends on the Common Shares. Any determination to pay dividends in the future is at the discretion of the Company's board of directors and will be made based upon the Company's financial condition and other factors deemed relevant by the board of directors.

                                  RISK FACTORS

An investment in the Offered Shares involves a high degree of risk and must be considered speculative due to the nature of the Company's business and the present stage of exploration and development of its mineral properties. Prospective purchasers of the Offered Shares should give careful consideration to all of the information contained or incorporated by reference in this Prospectus and, in particular, the risk factors set forth on pages 17 to 20 of the Annual Information Form, which is incorporated by reference into this Prospectus. Potential purchasers should also consider the risk that the market price of the Common Shares historically has experienced and may continue to experience high volatility, and the broader stock market has experienced significant price and volume fluctuations in recent years. As a result, purchasers of Offered Shares may experience a decrease in the value of their investment. Some of the factors that can affect the price of the Common Shares are: the announcement of expanded exploration, development and production activities by the Company or its competitors; consolidations, dispositions, acquisitions and financings; changes in the market price of copper; and changes or restatements in the amount of mineral reserves or resources, including as a result of fluctuations in commodity prices and currency exchange rates.

                                 LEGAL MATTERS

Certain legal matters relating to the issue and sale of the Offered Shares will be passed upon for the Company by Bull, Housser & Tupper LLP and for the Underwriters by Lang Michener LLP.

                     AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, at their principal office in Vancouver.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver.

                                    EXPERTS

As at December 16, 2005, the partners and associates of Bull, Housser & Tupper LLP, as a group, and the partners and associates of Lang Michener LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

Certain disclosure with respect to the Mirador project contained in this Prospectus or in documents incorporated in it by reference is derived from technical reports prepared by AMEC Americas Limited and Mine Development Associates. As at December 16, 2005, each of such entities beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

                          PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some provinces, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

                        CONSENT OF AUDITORS OF CORRIENTE


We have read the short form prospectus (the "Prospectus") of Corriente Resources Inc. (the "Company") dated December 19, 2005 relating to the issue and sale of 7,605,000 common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2004 and 2003 and the statements of loss and deficit and cash flows for each of the years in the two-year period ended December 31, 2004. Our report is dated February 24, 2005 (except as to Note 12, which is as of March 22, 2005).



Vancouver, British Columbia              (Signed) PricewaterhouseCoopers LLP
December 19, 2005                        Chartered Accountants

                           CERTIFICATE OF THE COMPANY


DATED:   December 19, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.


          (Signed) Ken Shannon                     (Signed) Darryl Jones
         Chief Executive Officer                   Chief Financial Officer


                      On Behalf of the Board of Directors


          (Signed) G. Ross McDonald               (Signed) Anthony Holler
                   Director                                Director

                        CERTIFICATE OF THE UNDERWRITERS


DATED:   December 19, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

                                             Desjardins Securities Inc.


                                            By: (Signed) Stephen Altmann


Canaccord Capital          CIBC World Markets                   Sprott Securities Inc.         Wellington West Capital
  Corporation                   Inc.                                                               Markets Inc.


By: (Signed) Jens Mayer    By: (Signed) Richard G. McCreary     By: (Signed) Darren Wallace    By: (Signed) William Washington


                                                                    DOCUMENT 8

                   AMENDED AND RESTATED UNDERWRITING AGREEMENT


December 13, 2005

Corriente Resources Inc.
520 - 800 West Pender Street
Vancouver, BC  V6C 2V6

Attention:    Mr. Kenneth Shannon, Chairman and Chief Executive Officer
              Mr. Dan Carriere, Senior Vice-President

Dear Sirs:

         Desjardins Securities Inc. ("Desjardins"), Canaccord Capital Corporation, CIBC World Markets Inc., Sprott Securities Inc. and Wellington West Capital Markets Inc. (collectively, the "Underwriters" and, individually an "Underwriter") understand that Corriente Resources Inc. (the "Corporation") proposes to issue and sell to the Underwriters 5,065,000 common shares of the Corporation (the "Common Shares") at a price of $3.95 per Common Share (the "Purchase Price").

         The Underwriters will further be granted an option (the "Option") exercisable up to 24 hours prior to the Closing Time (as defined below) to purchase a further 2,540,000 common shares of the Corporation ("Additional Shares") at the Purchase Price. The Corporation hereby grants to the Underwriters the Option to purchase severally and not jointly and offer for sale to the public pursuant hereto the Additional Shares upon the terms and conditions set forth herein. The Option shall be non-assignable and exercisable, in whole or in part, at any time from the date hereof up to 24 hours prior to the Closing Time by Desjardins giving notice to the Corporation by such time, specifying the number of Additional Shares to be purchased. The Additional Shares shall have attributes identical to the Common Shares issued under the Offering (as defined below) and will be qualified under the Final Prospectus (as defined below). The Option may be exercised by Desjardins, on behalf of the Underwriters, delivering notice (the "Exercise Notice") to the Corporation at any time up to 24 hours prior to the Closing Time, which notice shall state the number of Additional Shares in respect of which the Option is being exercised. The Closing Date on which the Additional Shares will be delivered by the Corporation and paid for by the Underwriters shall be the Closing Date. Following receipt of an Exercise Notice, if any, the Corporation will proceed to issue and deliver to the Underwriters at the Closing Time, at the Purchase Price, the number of Additional Shares specified in the Exercise Notice, along with the Underwriting Fee (as defined below) payable with respect to the Additional Shares.

         To that end, the Underwriters understand that the Corporation is eligible to file and has filed a preliminary short form prospectus in the English and French languages (the "Preliminary Prospectus") and will prepare and file a (final) short form prospectus in the English and French languages (the "Final Prospectus") and all related documents, with the securities regulatory authority in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec

(the securities regulatory authorities, collectively, the "Qualifying Authorities", and the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec, collectively, the "Qualifying Jurisdictions") within the time limits and on the terms set forth below in order to qualify for Distribution (as defined below) to the public the Common Shares and the Additional Shares, if any, in each of the Qualifying Jurisdictions.

         On the basis of the representations, warranties, covenants and agreements contained herein, but subject to the terms and conditions further set out below, the Corporation agrees to sell to each of the Underwriters and each of the Underwriters agrees, severally, and not jointly, nor jointly and severally, to purchase from the Corporation the respective percentage of the Common Shares and the Additional Shares, if any, set forth opposite the respective names of the Underwriters in Section 13 of this Agreement.

         The Corporation and the Underwriters agree that any sales or purchases of Common Shares and Additional Shares, if any, in the United States: (i) will be made in accordance with Schedule "C" attached hereto (which schedule is incorporated into and forms part of this Agreement); (ii) will be conducted in such a manner so as not to require registration thereof or the filing of a prospectus or an offering memorandum with respect thereto under the U.S. Securities Act (as defined below); and (iii) will be conducted through an affiliate of each Underwriter duly registered with the SEC (as defined below) and in compliance with U.S. Securities Laws (as defined below).

         The Corporation shall pay to the Underwriters an aggregate fee in the amount of 6% of the aggregate gross proceeds realized on the sale of the Common Shares and the Additional Shares, if any, in consideration of the services to be provided by the Underwriters under this Agreement (the "Underwriting Fee"), as set forth in Section 5 of this Agreement.

                              TERMS AND CONDITIONS


         The following are the terms and conditions of the agreement between the Corporation and the Underwriters:

Section 1.        DEFINITIONS AND INTERPRETATION

         (a) Unless otherwise defined in this Agreement, the following terms shall have the following meanings:

                  "Business Day" means any day other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario;

                  "Canadian Securities Laws" means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws, together with applicable published policy statements, notices and orders of the Qualifying Authorities;

                  "Closing Date" means Thursday, December 29, 2005 or such earlier or later date as the Corporation and the Underwriters may agree upon in writing, but in any event no later than January 25, 2006;

                  "Closing Time" means 9:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and Underwriters may agree;

                  "Continuous Disclosure Materials" means all documents published or filed by the Corporation with:

                  (i) the securities regulatory authority in each Qualifying Jurisdiction; or

                  (ii) the Exchange, in each case since December 31, 2004 regardless of whether or not such document is required to be published or filed under applicable Canadian Securities Laws or the rules and policies of the Exchange;

                  "Debt Instruments" means any loan, bond, debenture, promissory note or other instrument evidencing material indebtedness for borrowed money or other material liability, other than inter-company debt instruments;

                  "Distribution" means "distribution" of the Common Shares and the Additional Shares, if any, or "distribution to the public" of the Common Shares and the Additional Shares, if any, as those terms are defined under applicable Canadian Securities Laws;

                  "Documents Incorporated by Reference" means, collectively:

                  (i) the Company's Annual Information Form for the year ended December 31, 2004 dated March 30, 2005;

                  (ii) Audited consolidated financial statements of the Company for the years ended December 31, 2004 and 2003 together with the auditors' reports thereon and the notes thereto;

                  (iii) Management's Discussion and Analysis of financial condition and results of operations for the year ended December 31, 2004;

                  (iv) Management Information Circular dated March 31, 2005 prepared in connection with the Company's annual and special meeting of shareholders held on May 9, 2005, excluding those portions which, pursuant to National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators, the Company is not required to incorporate by reference;

                  (v) Material Change report dated April 22, 2005 relating to the completion of a feasibility study for the Mirador Project;

                  (vi) Unaudited interim consolidated financial statements of the Company for the nine-month period ended September 30, 2005, together with the notes thereto; and

                  (vii) Management's Discussion and Analysis of financial condition and results of operations for the nine-month period ended September 30, 2005;

                  "Engagement Letter" means the letter agreement dated December 8, 2005 between Desjardins and the Corporation;

                  "Exchange" means the Toronto Stock Exchange;

                  "Existing Properties" means, collectively, the Mirador Project and those mining concessions covering properties located in Ecuador as described in the Corporation's Annual Information Form dated March 30, 2005;

                  "Financial Information" means all financial statements of the Corporation and the Corporation's management's discussion and analysis included or incorporated by reference in the Offering Documents, including, without limitation, any pro forma financial statements accounting for a significant acquisition or otherwise;

                  "Leased Premises" means the premises which are material to the Corporation or any of the Subsidiaries, and which the Corporation or any of the Subsidiaries occupies as tenant;

                  "Material Adverse Effect" means a material adverse change in the condition (financial or otherwise), or in the properties, affairs, operations, assets or liabilities of the Corporation and the Subsidiaries taken as a whole, whether or not arising in the ordinary course of business;

                  "Material Agreement" means any material note, indenture or other form of indebtedness and any material contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any of the Subsidiaries is a party or by which a material portion of the Corporation's or any Subsidiaries' assets are bound, including, without limiting the generality of the foregoing, the joint venture with Caminos y Canales C. Limitada relating to the Sabanilla power project, the global strategic alliance agreement entered into with BHP Billiton, and the sale agreement with CRS Copper Resources Corp. ("CRS"), in each case, as amended;

                  "Mirador Project" means the property covered by 22 exploration concessions held directly or indirectly by the Corporation, which property is located in Ecuador approximately 340 kilometres south of Quito and 70 kilometers east-southeast of Cuenca;

                  "MRRS Decision Document" means a decision document issued by the Principal Regulator pursuant to National Policy 43-201 of the Canadian Securities Administrators and which evidences the receipt by the Qualifying Authorities for the Preliminary Prospectus or the Final Prospectus, as the case may be;

                  "Offering" means the offering of Common Shares and Additional Shares, if any, contemplated hereby and by the Offering Documents;

                  "Offering Documents" means, collectively, the Preliminary Prospectus, the Final Prospectus, the U.S. Placement Memorandum and, where applicable, the Documents Incorporated by Reference;

                  "Outstanding Convertible Securities" means all existing rights, agreements, arrangements or options, present or future, contingent or absolute, or any right or privilege capable of becoming a right, agreement or option, for the purchase, subscription or issuance of any common shares of the Corporation or any other security convertible into or exchangeable for common shares of the Corporation, including options granted to officers, directors or employees, whether issued pursuant to an established plan or otherwise and described in Schedule "B" hereto;

                  "Principal Regulator" means the British Columbia Securities Commission;

                  "Prospectus Amendment" means any amendment to any or all of the Preliminary Prospectus or the Final Prospectus required to be prepared and filed by the Corporation under applicable Canadian Securities Laws in connection with the Distribution of Common Shares and Additional Shares, if any;

                  "SEC" means the United States Securities and Exchange Commission;

                  "Subsidiaries" means the entities set out in Schedule "A" attached hereto (which schedule is incorporated into and forms part of this Agreement) in which the Corporation holds the percentages of securities or other ownership interests therein set forth;

                  "Supplementary Material" means, collectively, any amendment or supplement to the Preliminary Prospectus or the Final Prospectus, any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Corporation under Canadian Securities Laws prior to the Closing Time or, where such documents are deemed to be incorporated by reference into the Preliminary Prospectus or the Final Prospectus, prior to the expiry of the period of Distribution of the Common Shares and the Additional Shares, if any;

                  "Survival Limitation Date" means the later of:

                  (i)      the second anniversary of the Closing Date; and

                  (ii) the latest date under Canadian Securities Laws relevant to a purchaser of any Common Shares and Additional Shares, if any (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes), that a purchaser of Common Shares and Additional Shares, if any, may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Final Prospectus or, if applicable, any Supplementary Material;

                  "United States" means the United States of America, its territories and possessions, any state of the United States, the District of Columbia, and the areas subject to the jurisdiction of the United States of America;

                  "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

                  "U.S. Placement Memorandum" means the Preliminary Prospectus and Final Prospectus supplemented with wrap pages for the purpose of, among other things, describing restrictions imposed under the U.S. Securities Act;

                  "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

                  "U.S. Securities Laws" means the applicable blue sky or securities legislation in the United States or any state or territory of the United States or the District of Columbia, together with the U.S. Exchange Act and the U.S. Securities Act and the rules and regulations of the SEC thereunder.

         (b) The division of this Agreement into sections, paragraphs, subparagraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, paragraphs, subparagraphs and other subdivisions are to sections, paragraphs, subparagraphs and other subdivisions of this Agreement.

         (c) Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

Section 2.        REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE UNDERWRITERS

         (a)      The Underwriters:

                  (i) shall offer the Common Shares and the Additional Shares, if any, for sale to the public, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "Selling Firms"), only as permitted by and in compliance with all relevant laws and regulatory requirements, upon the terms and conditions set forth in the Preliminary Prospectus and in the agreement resulting from the Corporation's acceptance of this offer and will require each Selling Firm to so agree;

                  (ii) shall not solicit offers to purchase or sell either the Common Shares or the Additional Shares, if any, so as to require registration thereof or filing of a prospectus or similar document with respect thereto under the laws of any jurisdiction other than the Qualifying Jurisdictions, and will require each

                           Selling Firm to agree with the Underwriters not to so solicit or sell. For the purposes of this paragraph
                           (a) of this Section 2, the Underwriters shall be entitled to assume that the Common Shares and the Additional Shares, if any, are qualified for Distribution in any Qualifying Jurisdiction where a receipt or similar document for the Final Prospectus shall have been obtained from the applicable Qualifying Authority following the filing of the Final Prospectus;

                  (iii) covenant and agree that, if they offer to sell or sell any Common Shares or Additional Shares in jurisdictions other than the Qualifying Jurisdictions, such offers and sales shall be effected in accordance and compliance with the applicable laws of such jurisdictions and shall be effected in such manner so as not to subject the Corporation to any additional continuous disclosure or similar reporting requirements under the laws of any jurisdiction outside the Qualifying Jurisdictions. The provisions of Schedule "C" hereto apply in respect of offers and sales of Common Shares and Additional Shares, if any, in the United States and are incorporated herein by reference. The Underwriters shall cause similar undertakings to be contained in any agreements among the Selling Firms;

                  (iv) shall use all reasonable efforts to complete and to cause the other Selling Firms to complete the Distribution of the Common Shares and Additional Shares, if any, as soon as practicable;

                  (v) through Desjardins, shall notify the Corporation when, in Desjardins' opinion, the Underwriters and the other Selling Firms have ceased Distribution of the Common Shares and the Additional Shares, if any, and shall provide a breakdown of the number of Common Shares and Additional Shares, if any, distributed:
                           (i) in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to securities regulatory authorities; and (ii) in any other jurisdictions;

                  (vi) shall not make any representations or warranties with respect to the Corporation or the Common Shares and Additional Shares, if any, other than as set forth in the Preliminary Prospectus, the Final Prospectus and the Supplementary Material; and

                  (vii) upon the Corporation obtaining the necessary receipts therefor from the applicable Qualifying Authorities, deliver one copy of the Final Prospectus (together with any amendments thereto) to persons resident in the Qualifying Jurisdictions who are to acquire the Common Shares and the Additional Shares, if any.

Section 3.        COVENANTS OF THE CORPORATION

The Corporation represents and warrants to and covenants with the Underwriters that:

         (a) Preliminary Prospectus. The Corporation represents that it filed the Preliminary Prospectus (in the English and French languages) and other related documents with the Qualifying Authorities in the Qualifying Jurisdictions on December 12, 2005 in accordance with applicable Canadian Securities Laws and has obtained an MRRS Decision Document in respect thereof dated December 12, 2005.

         (b) Delivery of Documents prepared in connection with the Preliminary Prospectus. The Corporation represents that it has delivered to the Underwriters contemporaneously with or prior to the filing of the Preliminary Prospectus with the Qualifying Authorities in the Qualifying Jurisdictions:

                  (i) an opinion of its auditors, PricewaterhouseCoopers LLP, addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their Canadian counsel, to the effect that the French language version of the Financial Information and the auditors' consent included in the Preliminary Prospectus is, in all material respects, a complete and accurate translation of the English language version thereof;

                  (ii) an opinion of Quebec counsel to the Corporation addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their Canadian counsel, to the effect that, except for the Financial Information and the auditors' consent included in the Preliminary Prospectus, as to which they express no opinion, the French language version of the Preliminary Prospectus (including all documents incorporated by reference therein), is, in all material respects, a complete and accurate translation of the English version thereof;

         (c) Final Prospectus. The Corporation shall, as soon as possible, and in any event by not later than 5:00 p.m. (Vancouver time) on December 19, 2005, or such later date as the Corporation and the Underwriters may agree in writing obtain from the Principal Regulator, an MRRS Decision Document in respect of the Final Prospectus, and fulfil all other requirements as appropriate in order to qualify the Common Shares and the Additional Shares, if any, for Distribution in the Qualifying Jurisdictions by the Underwriters and by any other investment dealers or brokers registered to sell the Common Shares and the Additional Shares, if any, pursuant to the Final Prospectus in the Qualifying Jurisdictions.

         (d) Compliance with Securities Regulations and Commission Requests. During the period commencing on the date of this Agreement until the Underwriters notify the Corporation of the completion of the Distribution of the Common Shares and the Additional Shares, if any, the Corporation will promptly inform the Underwriters, and confirm by notice in writing of the full particulars:

                  (i) when any supplement to the Offering Documents or any Supplementary Material shall have been filed with a Qualifying Authority;

                  (ii) of any request by any Qualifying Authority to amend or supplement the Preliminary Prospectus or the Final Prospectus or for any additional information in respect of the Offering;

                  (iii) of the suspension of the qualification of the Common Shares and the Additional Shares, if any, for offering or sale in any jurisdiction, or of the institution or, to the knowledge of the Corporation, the threat of any proceedings for any such purpose;

                  (iv) of the receipt by the Corporation of any material communication, whether written or oral, from any Qualifying Authority or Exchange or from the SEC or any other competent authority, including, without limitation, any other governmental or regulatory body, relating to the Preliminary Prospectus, the Final Prospectus or the Offering;

                  (v) of any notice or other correspondence received by the Corporation from any Qualifying Authority or Exchange or from the SEC or any other competent authority, including, without limitation, any other governmental or regulatory body, requesting any information, meeting or hearing relating to the Corporation or its securities, the Offering or any other event or state of affairs that the Corporation reasonably believes would have a Material Adverse Effect; or

                  (vi) of the issuance by any Qualifying Authority or Exchange or by the SEC or any other competent authority, including, without limitation, any other governmental or regulatory body, of any order having the effect of ceasing or suspending the Distribution of the Common Shares and the Additional Shares, if any, or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, the threat of institution of any proceedings for any such purpose. The Corporation will use commercially reasonable efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use or such order ceasing or suspending the Distribution of the Common Shares and the Additional Shares, if any, or the trading in the common shares of the Corporation and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

         (e) Due Diligence. Prior to the filing of the Final Prospectus, and, if applicable, prior to the filing of any Prospectus Amendment and prior to the filing of any Supplementary Materials, including on the intervening weekends, the Corporation shall, and shall have allowed, the Underwriters to participate fully in the preparation of such documents and shall have allowed the Underwriters (including their agents, counsel and other representatives) to conduct all due diligence which the Underwriters may wish to conduct in order to fulfil their obligations as underwriters, and in order to enable the Underwriters to responsibly execute any certificate required by Canadian Securities Laws to be executed by the Underwriters.

         (f) Filing of Amendments. The Corporation will not at any time file or make any amendment to the Offering Documents, or any Supplementary Material, of which the Underwriters shall not have previously been advised and furnished a copy, or to which the Underwriters shall have reasonably objected promptly after reasonable notice thereof.

         (g) Delivery of Filed Documents. Immediately prior to the filing of the Preliminary Prospectus or the Final Prospectus, as the case may be, the Corporation shall deliver to the
                  Underwriters:

                  (i) a copy of the Preliminary Prospectus or the Final Prospectus, as the case may be, including all Documents Incorporated by Reference and any Supplementary Material in the English and French languages signed and certified as required by the Canadian Securities Laws; and

                  (ii) a copy of any other document required to be filed by the Corporation in compliance with the Canadian Securities Laws, including signed copies of all consents and certificates of experts;

         (h) Consents. Prior to the filing of the Final Prospectus, the Corporation shall deliver to the Underwriters copies of all consents of experts required pursuant to section 10.4 of National Instrument 44-101, in form and substance satisfactory to the Underwriters.

         (i) Delivery of Prospectuses. The Corporation shall have prepared and delivered to each Underwriter, without charge, as many commercial copies of the Preliminary Prospectus and U.S. Placement Memorandum as such Underwriters have reasonably requested, and the Corporation hereby consents to the use of such copies for the purposes permitted by Canadian Securities Laws and U.S. Securities Laws. The Corporation will deliver to each Underwriter, without charge, during the period when the Final Prospectus is required to be delivered under Canadian Securities Laws, such number of commercial copies of the Final Prospectus and U.S. Placement Memorandum, (as supplemented or amended) as such Underwriter may reasonably request. Such deliveries shall be effected as soon as possible, and in any event with respect to the Final Prospectus, on or before a date one Business Day after compliance with paragraph (c) of this Section 3.

         (j) Continued Compliance with Canadian Securities Laws. In addition to the foregoing, the Corporation will comply with section 57 of the Securities Act (Ontario) and with the comparable provisions of Canadian Securities Laws, and, after the date hereof and prior to the completion of the Distribution of the Common Shares and the Additional Shares, if any, the Corporation will promptly advise the Underwriters in writing of the full particulars of any material change (as defined in the Securities Act (Ontario)) in the assets, liabilities, business or operations of the Corporation on a consolidated basis, or of any change in any material fact (as defined in the Securities Act (Ontario)) contained or referred to in the Preliminary Prospectus, the Final Prospectus, or any Prospectus Amendment or Supplementary Material which is, or may be, of such a nature as to render any of them untrue, false or misleading in any material respect, result in a misrepresentation (as defined in the Securities Act (Ontario)), or result in any of such documents not complying with the laws of any jurisdiction in which the Common Shares and the Additional Shares, if any, are to be offered for sale. Subject to paragraph (f) of this
                  Section 3, the Corporation will promptly prepare and file with the Qualifying Authorities any amendment or supplement thereto which in the opinion of the Underwriters and the Corporation, each acting reasonably, may be necessary or advisable to correct such untrue or misleading statement or omission.

         (k) Use of Proceeds. The Corporation will use the net proceeds received by it from the sale of the Common Shares and the Additional Shares, if any, in the manner specified in the Preliminary Prospectus under the heading "Use of Proceeds".

         (l) Listing. The Corporation will use commercially reasonable efforts to effect the listing of the Common Shares and the Additional Shares, if any, on the Toronto Stock Exchange by the Closing Time.

         (m) Delivery of Documents at the Time of Filing of Final Prospectus. The Corporation shall deliver to the Underwriters contemporaneously with or prior to the filing of the Final Prospectus with the Qualifying Authorities:

                  (i)      the comfort letter of its auditors,
                           PricewaterhouseCoopers LLP, referred to in subparagraph (a)(iv) of Section 7 of this Agreement; and

                  (ii) an opinion of its auditors, PricewaterhouseCoopers LLP, addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their Canadian counsel, to the effect that the French language version of the Financial Information and the auditors' consent included in the Final Prospectus is, in all material respects, a complete and accurate translation of the English language version thereof;

                  (iii) an opinion of Quebec counsel to the Corporation addressed to the Underwriters, in form and substance satisfactory to the Underwriters and their Canadian counsel, to the effect that, except for the Financial Information and the auditors' consent included in the Final Prospectus, as to which they express no opinion, the French language version of the Final Prospectus (including all documents incorporated by reference therein), is, in all material respects, a complete and accurate translation of the English version thereof; and

                  (iv) a letter from the Exchange advising the Corporation of the approval or the conditional approval for the listing of the Common Shares and the Additional Shares, if any.

         (n) Supplementary Material. The Corporation shall deliver to the Underwriters contemporaneously with or prior to the filing of any Supplementary Material with any Qualifying Authority, comfort letters from PricewaterhouseCoopers LLP relating to the Supplementary Material in the form and substance of the comfort letter described in subparagraph (m)(i) of this
                  Section 3.

         (o) Changes. Notwithstanding anything to the contrary herein, from the date of this Agreement until the end of the period of Distribution under the Final Prospectus, the Corporation shall promptly notify the Underwriters in writing of:

                  (i) any material change (as defined in the Securities Act (Ontario)) in the condition (financial or otherwise), or in the properties, business, prospects, affairs, operations, assets or liabilities of the Corporation and the Subsidiaries considered as one enterprise whether or not arising in the ordinary course of business;

                  (ii) any change in any fact contained in the Offering Documents or Supplementary Material, which change is or may be of such a nature as to render the Offering Documents or any Supplementary Material misleading or untrue in any material respect or result in a misrepresentation (as defined in the Securities Act (Ontario)) therein; or

                  (iii) any change in applicable laws, materially and adversely affecting, or which would reasonably be expected to materially and adversely affect, the condition (financial or otherwise), or the properties, business, prospects, affairs, operations, assets or liabilities of the Corporation and the Subsidiaries considered as one enterprise, the Common Shares and the Additional Shares, if any, or the Distribution thereof, under the Final Prospectus.

Section 4.        REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

The Corporation represents and warrants to the Underwriters as of the date hereof and as of the Closing Time, and understanding that the same are being relied upon by the Underwriters in entering into this Agreement, as follows:

         (a) Compliance with Prospectus Requirements. The Corporation meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 of the Canadian Securities Administrators. No order suspending the Distribution of the Common Shares and the Additional Shares, if any, has been issued by the Qualifying Authorities under Canadian Securities Laws and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated by any Qualifying Authority, and any request on the part of any Qualifying

                  Authority for additional information has been complied with. At all times up to the Closing Time:

                  (i) the Final Prospectus complied and will comply in all material respects with Canadian Securities Laws;

                  (ii) none of the Offering Documents nor any amendment or supplement thereto contained or will contain an untrue statement of a material fact (as defined in the Securities Act (Ontario)) or omit to state a material fact (as defined in the Securities Act (Ontario)) required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and

                  (iii) each of the Offering Documents, and any Supplementary Material or any amendment or supplement thereto constituted and will constitute full, true and plain disclosure of all material facts (as defined in the Securities Act (Ontario) relating to the Corporation and the Subsidiaries, considered as one enterprise, and the Common Shares and the Additional Shares, if any, and did not and will not include an untrue statement of a material fact (as defined in the Securities Act (Ontario)) or omit to state a material fact (as defined in the Securities Act (Ontario)) necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties contained in subparagraph (a)(ii) of this Section 4 and this subparagraph (iii) do not apply to statements or omissions relating solely to the Underwriters or furnished by the Underwriters concerning the Underwriters under the section "Plan of Distribution" contained in the Offering Documents, any Prospectus Amendment or Supplementary Material.

         (b) Good Standing of the Corporation. The Corporation is a corporation duly incorporated, validly existing, and in good standing under the laws of British Columbia and has the corporate power and authority to own, lease and operate its properties and to conduct its business as now carried on by it; and to enter into, deliver and perform its obligations under this Agreement and any other agreement contemplated hereby (collectively, the "Transaction Documents"), and the Corporation is duly qualified as an extra-provincial corporation to transact business and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect. The Corporation is, and will at the Closing Time be, in compliance with the rules of the Exchange.

         (c) Good Standing of Subsidiaries. The Corporation's only material Subsidiaries are listed in Schedule "A" hereto which schedule is true and accurate in all respects.

                  For greater certainty, Minera Panantz B.V., a corporation existing under the laws of the Netherlands, is a wholly-owned subsidiary of the Corporation which has no material assets and no material liabilities. Each Subsidiary is a corporation duly incorporated, validly existing and in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) under the laws of the jurisdiction of its incorporation and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect.

         (d) Ownership of Subsidiaries. The Corporation is the direct or indirect legal, beneficial and registered holder of the percentage of the issued and outstanding shares of each of the Subsidiaries set out in Schedule "A" hereto, in each case, free and clear of all mortgages, liens, charges, pledges, security interests encumbrances, claims or demands whatsoever and no person has any agreement or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of such securities, and all such securities have been validly issued and are outstanding as fully paid and non-assessable. The Subsidiaries set out in Schedule "A" are the only material subsidiaries of the Corporation and, together with the Corporation, are the only Persons which are holders of permits, concessions, leases or licenses relating to the Existing Properties. The Corporation is not a partner, co-tenant, joint venturer or otherwise a participant in any material partnership joint venture, co-tenancy or other similarly joint owned business, except as described in the Continuous Disclosure Materials.

         (e) Public Filings. The Corporation has filed all documents or information required to be filed by it under Canadian Securities Laws. Each such document or item of information filed by the Corporation under such laws, as of its date, did not contain any untrue statement of a material fact (as defined in the Securities Act (Ontario)) or omit to state a material fact (as defined in the Securities Act (Ontario)) required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading at the time at which it was filed with applicable securities regulators, including, without limitation, the Qualifying Authorities and the SEC. The Corporation has not filed any confidential material change report with any securities regulatory authority or regulator or the Exchange or any document for confidential treatment with the SEC that at the date hereof remains confidential.

         (f) Financial Statements. The Corporation's audited consolidated financial statements as at, and for the years ended December 31, 2004 and 2003, together with the auditors' report thereon and the notes thereto, and the unaudited interim financial statements for the Corporation as at, and for the three and nine month periods ended September 30, 2005 and 2004, together with the notes thereto,

                  (collectively, the "Financial Statements"): (i) have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in the Financial Statements);
                  (ii) are, in all material respects, consistent with the books and records of the Corporation; (iii) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of the Corporation for the periods covered thereby; (iv) present fairly, in all material respects, the financial position of the Corporation as at the dates thereof and the results of its operations and the changes in its financial position for the periods then ended; and (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation.

         (g) No Material Adverse Change in Business. Since December 31, 2004, (i) there have been no changes in the assets, liabilities or obligations (absolute, contingent or otherwise) of the Corporation and the Subsidiaries (taken as a whole) from the position thereof as set forth therein, in the audited financial statements of the Corporation for the year ended December 31, 2004, except changes arising from transactions in the ordinary course of business which, in the aggregate, have not been material to the Corporation and except for changes that are disclosed in the Continuous Disclosure Materials.

         (h) Authorization. Each of the Transaction Documents has been duly authorized, executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law.

         (i) Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any Subsidiary, which is required to be disclosed in the Offering Documents or the Supplementary Material and which is not so disclosed, or which if determined adversely, would reasonably be expected to result in a Material Adverse Effect or would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder; the aggregate of all pending legal or governmental proceedings to which the Corporation or any Subsidiary is a party or of which any of their respective property or assets is the subject which are not described in the Offering Documents or the Supplementary Material include only ordinary routine litigation incidental to the business, properties and assets of the Corporation and the Subsidiaries and would not reasonably be expected to result in a Material Adverse Effect.

         (j) Authorization and Description of Common Shares and Additional Shares. The Common Shares and the Additional Shares, if any, have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, when issued and delivered by the Corporation pursuant to this Agreement against payment of the consideration set forth herein, the Common Shares and the Additional Shares, if any, will be validly issued and fully paid and non-assessable; when issued the Common Shares and the Additional Shares, if any, will conform to all statements relating thereto contained in the Offering Documents and such description conforms to the rights set forth in the instruments defining the same; the issuance of the Common Shares and the Additional Shares, if any, is not subject to the pre-emptive rights of any shareholder of the Corporation; and all corporate action required to be taken for the authorization, issuance, sale and delivery of the Common Shares and the Additional Shares, if any, has been validly taken.

         (k) Standing Under Securities Laws. The Corporation is a "reporting issuer" (or its equivalent) under Canadian Securities Laws of each of the Provinces of British Columbia, Ontario and Quebec. The Corporation is not currently in default in any material respect of any requirement of Canadian Securities Laws and the Corporation is not included on a list of defaulting reporting issuers maintained by any of the securities commissions or similar regulatory authorities in each of such Provinces.

         (l) Authorized Capital. As at the date hereof, the authorized capital of the Corporation consists of 100,000,000 common shares.

         (m) Issued Shares. As at the close of business on December 12, 46,146,393 common shares of the Corporation were issued and outstanding as fully paid and non-assessable securities of the Corporation.

         (n) Listing. The issued and outstanding common shares of the Corporation are listed and posted for trading solely on the Exchange, and on stock exchanges in Berlin, Frankfurt and Munich, and no order ceasing or suspending trading in any securities of the Corporation or the trading of any of the Corporation's issued securities has been issued and no proceedings for such purpose are, to the knowledge of the Corporation, pending or threatened.

         (o) Transfer Agent and Registrar. Computershare Investor Services Inc., at its principal offices in the cities of Vancouver and Toronto, has been duly appointed transfer agent and registrar for the common shares of the Corporation.

         (p) Outstanding Convertible Securities. Except as disclosed in Schedule "B" attached hereto (which schedule is incorporated into and forms part of this Agreement), no person, firm or corporation, as of the date hereof, has any Outstanding Convertible Securities.

         (q) Agreements Affecting Voting or Control. To the knowledge of the Corporation, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation or any of the Subsidiaries.

         (r)      Conduct of Business.

                  (i) The Corporation is not nor is any Subsidiary a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Corporation or any Subsidiary to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of the Corporation.

                  (ii) The Corporation or its Subsidiaries, as applicable, is the registered owner of all exploration permits, licenses or concessions in respect of the Existing Properties.

         (s)      Properties, Business and Assets.

                  (i) The Corporation and each Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and with all laws, regulations, tariffs, rules, orders and directives material to its operation, including, without limitation, all applicable laws, regulations and statutes relating to mining and/or mining claims, concessions, licenses or leases, and neither the Corporation nor any Subsidiary has received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the material exploration permits, mining claims, concessions, licenses, leases or other instruments conferring mineral rights, including, without limitation, in respect of the Existing Properties.

                  (ii) The Corporation and, where applicable, each of the Subsidiaries, is the absolute legal and beneficial owner of all of the material assets of the Corporation and the Subsidiaries, as applicable, including, without limitation, the mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Existing Properties. Further, no third party has disputed the validity of any mining claims, concessions, licenses, leases or other instruments conferring the mineral rights comprising the Existing Properties held directly or indirectly by the Corporation or any Subsidiary. No other property rights are necessary for the conduct of the Corporation's or any Subsidiary's business, as currently conducted, in respect of the Existing Properties.

                  (iii) The Corporation has no responsibility or obligation, nor has any Subsidiary, to pay any commission, royalty or similar payment to any person with respect to its property rights relating to the material assets of the Corporation and the Subsidiaries, including, without limitation, the mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Existing Properties, other than as disclosed in the Continuous Disclosure Materials.

                  (iv) Any and all agreements pursuant to which the Corporation and each Subsidiary holds any of its material assets, including but not limited to the Existing Properties, are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, the Corporation is not nor is any Subsidiary in default of any of the material provisions of any such agreements, including, without limitation, failure to fulfil any payment or work obligation thereunder nor has any such default been alleged, the Corporation is not aware of any disputes with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all exploration permits, leases, licenses, concessions, patented and unpatented claims pursuant to which the Corporation and each Subsidiary derives its interest in such material assets are in good standing and there has been no material default under any such exploration permits, leases, licenses, concessions, patented and unpatented claims and all real or other property taxes required to be paid with respect to such assets to the date hereof have been paid.

         (t)      Permits, Licenses, etc.

                  (i) Neither the Corporation nor any of the Subsidiaries have received any notice of proceedings relating to the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by it which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect.

                  (ii) In particular, without limiting the generality of the foregoing, neither the Corporation nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or modifications of any material mining or exploration authorizations, permits or licenses, nor have any of them received notice of the revocations or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases where such proceedings, revocations, modifications, or cancellations, would have a Material Adverse Effect.

         (u) Auditors. The auditors of the Corporation who audited the financial statements of the Corporation most recently delivered to the shareholders of the Corporation are independent public accountants as required by Canadian Securities Laws and there has never been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with the present or any former auditor of the Corporation.

         (v)      Taxes.

                  (i) The Corporation and each of the Subsidiaries have filed all federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and have paid all taxes required to be paid by and any other assessment, fine or penalty levied against the Corporation or any of the Subsidiaries, to the extent that any of the foregoing is due and payable.

                  (ii) The Corporation and each of the Subsidiaries have established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Corporation or any of the Subsidiaries, and there are no audits known by the Corporation's management to be pending of the tax returns of the Corporation or any of the Subsidiaries (whether federal, state, provincial, local or foreign) and there are no outstanding claims known by the Corporation's management which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a Material Adverse Effect.

                  (iii) No domestic or foreign taxation authority has asserted or threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Corporation or any of the Subsidiaries (including, without limitation, any predecessor companies) filed for any year which would have a Material Adverse Effect on the Corporation or the Subsidiaries.

         (w) Material Agreements. Neither the Corporation, any of the Subsidiaries nor any other person is in material default in the observance or performance of any term or obligation to be performed by it under any Material Agreement and, to the knowledge of the Corporation, no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event would have a Material Adverse Effect. Further, the Corporation's use of proceeds as contemplated under the heading "Use of Proceeds" in the Preliminary Prospectus will not cause a breach of any Material Agreement to which the Corporation or any of the Subsidiaries is a party.

         (x) No Brokerage or Finder's Fee. Except for the Underwriters, there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or finder's fee in connection with the transactions contemplated by the Transaction Documents and, in the event any person acting or purporting to act for the Corporation establishes a claim for any such fee from the Purchasers, the Corporation covenants to indemnify and hold harmless each Underwriter with respect thereto and with respect to all costs incurred in the defence thereof.

         (y) Corporate Records. The minute books and records of the Corporation and each of the Subsidiaries contain copies of all significant or material proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Corporation and the Subsidiaries from their respective dates of incorporation. There have been no other meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Corporation or any of the Subsidiaries not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation or the Subsidiaries.

         (z) Dividends. There is not, in the articles of incorporation of the Corporation nor in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Corporation is a party, any restriction upon or impediment to the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation to the holders of common shares of the Corporation. During the previous 12 months, the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its common shares or other securities or agreed to do any of the foregoing.

         (aa)     Leased and Owned Premises.

                  (i) With respect to each of the Leased Premises, the Corporation or Subsidiary, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation or the Subsidiaries occupies the Leased Premises is in good standing and in full force and effect. The completion of the transactions described herein by the Corporation will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases.

                  (ii) Any real property (and the buildings constructed thereon) in which the Corporation and each Subsidiary has an interest (the "Real Property") and the operations thereon are, to the best of the Corporation's knowledge, in compliance with all material applicable federal, provincial, state and municipal environmental, health and safety statutes, regulations and permits. None of such Real Property or operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial, state or municipal environmental, health or safety statute or regulation or is subject to any investigation concerning whether any remedial action is needed to respond to a release of any Hazardous Material (as defined in subparagraph ((dd)(i) of this Section 4) into the environment.

         (bb) Labour Disruptions. There has not been in the last two (2) years and there is not currently any labour disruption or conflict which did have or would have a Material Adverse Effect on the carrying on of the Corporation's or the Subsidiaries' business. The Corporation's employment contracts with all senior employees are in good standing and in full force and effect. No current or former director, officer, shareholder, employee or independent contractor of the Corporation or any person not dealing at arm's length within the meaning of the Income Tax Act (Canada) with any such person is indebted to the Corporation or any Subsidiary.

         (cc) Debt Instruments. Other than as disclosed in the Offering Documents, the Corporation and each of the Subsidiaries are not parties to, bound by or subject to:

                  (i)      any material Debt Instrument; or

                  (ii) any agreement, contract or commitment to create, assume or issue any material Debt Instrument.

         (dd)     Environmental Matters.

                  (i) Neither the Corporation nor any Subsidiary has filed any notice under any federal, provincial, state or municipal law indicating past or present treatment, storage or disposal of a Hazardous Material (as defined below). To the best of the Corporation's knowledge, the Corporation has no contingent liability nor has any Subsidiary any contingent liability of which the Corporation has knowledge, in connection with any release of any Hazardous Material on or into the environment from any of the Real Property or Leased Premises and operations thereon. Neither the Corporation nor any Subsidiary generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable federal, provincial, state or municipal legislation) on any of the Real Property or Leased Premises in contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health (collectively, "Environmental Laws"). For the purposes of this subparagraph, "Hazardous Material" means any contaminant, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health.

                  (ii) Other than as disclosed in the Continuous Disclosure Materials, without limiting the generality of subparagraph (dd)(i) of this Section 4, the Corporation and, to the best of the Corporation's knowledge, each of the Subsidiaries:

                           A. has operated the Real Property and the Leased Premises; and

                           B. has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes, in material compliance with all applicable Environmental Laws.

                  (iii) There are no orders, rulings or directives issued or, to the knowledge of the Corporation, pending or threatened against the Corporation or any of the Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Corporation or any of the Subsidiaries (including the Real Property and the Leased Premises) which would have a Material Adverse Effect.

                  (iv) No notice with respect to any of the matters referred to in this paragraph (dd), including any alleged violations by the Corporation or any of the Subsidiaries with respect thereto has been received by the Corporation or any of the Subsidiaries and no writ, injunction, order or judgment is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the property and assets of the Corporation or any of the Subsidiaries (including the Real Property and the Leased Premises) is in progress, or to the knowledge of the Corporation, pending or threatened, which would have a Material Adverse Effect. To the knowledge of the Corporation, there are no grounds on which any such legal proceeding might be commenced with any reasonable likelihood of success, which would have a Material Adverse Effect.

         (ee) Absence of Defaults and Conflicts. Neither the Corporation nor any of the Subsidiaries is in violation of its charter or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any Material Agreement (collectively, "Agreements and Instruments"), except where such default, breach or conflict would not reasonably be expected to have a Material Adverse Effect. The execution, delivery and performance of each of the Transaction Documents (including the authorization, issuance, sale and delivery of the Common Shares and the Additional Shares, if any, and the use of the proceeds from the sale of the Common Shares and the Additional Shares, if any, as described in the Preliminary Prospectus under the caption "Use of Proceeds") and compliance by the Corporation with its obligations hereunder, have been duly authorized by all necessary corporate action, and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Corporation or any Subsidiary pursuant to the Agreements and Instruments, nor will such action result in any violation or conflict with the provisions of the charter or by-laws of the Corporation or any Subsidiary or any existing applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Corporation or any Subsidiary or any of their assets, properties or operations except for such violations or conflicts that would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.

         (ff) Mineral Information. The information set forth or incorporated by reference in the Offering Documents relating to the estimates of mineral resources has been reviewed and verified by the Corporation or independent consultants to the Corporation as disclosed in the Continuous Disclosure Materials and, except as disclosed in the Continuous Disclosure Materials, the mineral resource information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 of the Canadian Securities Administrators, and the method of estimating the mineral resources has been verified by mining experience and the information upon which the estimates of resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof except as disclosed in the Continuous Disclosure Materials.

         (gg) Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency is necessary or required for the performance by the Corporation of its obligations under any of the Transaction Documents, in connection with the proposed Distribution, issuance or sale of the Common Shares and the Additional Shares, if any, hereunder, or the consummation of the transactions contemplated by any of the Transaction Documents, except (i) such as have been already obtained or as may be required under the U.S. Securities Laws,
                  (ii) such as have been obtained, or as may be required, under Canadian Securities Laws and (iii) such as have been obtained or as may be required, under the rules of the Exchange.

         (hh) Other Reports and Information. There are no reports or information that in accordance with the requirements of any Qualifying Jurisdiction must be made publicly available in connection with the Distribution of the Common Shares and the Additional Shares, if any, that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with any Qualifying Authority in connection with the Preliminary Prospectus or the Final Prospectus that have not been, or will not be, filed as required.

         (ii) Unlawful Payment. Neither the Corporation nor any of the Subsidiaries nor, any employee or agent of the Corporation or any Subsidiary, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States.

         (jj) Accounting Controls. The Corporation and each of the Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability,
                  (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

         (kk) Market Manipulation. Neither the Corporation nor, to the best of the Corporation's knowledge, any of the Corporation's officers, directors or affiliates has taken, nor at the Closing Date will have taken, directly or indirectly, any action which has constituted, or might reasonably be expected to constitute, the stabilization or manipulation of the price of sale or resale of the Common Shares and the Additional Shares, if any.

Section 5.        COMPENSATION OF THE UNDERWRITERS

In return for their underwriting services in respect of the Distribution of the Common Shares and the Additional Shares, if any, including (i) acting as financial advisors to the Corporation, (ii) assisting in the preparation of the Offering Documents (and any Supplementary Material), (iii) advising on the final terms and conditions of the Distribution, (iv) forming and managing a selling group for the sale of the Common Shares and the Additional Shares, if any, and
(v) performing administrative work in connection with the Distribution of the Common Shares and the Additional Shares, if any, the Corporation agrees to pay to the Underwriters at the Closing Time, an underwriting commission in the amount of 6% of the aggregate gross proceeds realized from the sale of the Common Shares and the Additional Shares, if any.

Section 6.        CLOSING

         (a) Payment of the Purchase Price. Payment of the purchase price for, and delivery of certificates for, the Common Shares and the Additional Shares, if any, shall be made at the offices of Bull, Housser & Tupper LLP, Vancouver, British Columbia, or at such other place as shall be agreed upon by the Underwriters and the Corporation, at the Closing Time. At the Closing Time, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the

                  Underwriters a certificate or certificates representing the Common Shares and the Additional Shares, if any, against payment of the purchase price less the Underwriting Fee.

         (b) Denominations; Registration of Certificates. Certificates for Common Shares and Additional Shares, if any, shall be in such denomination and registered in such names as the Underwriters may request in writing at least two (2) full Business Days before the Closing Date.

Section 7.        CONDITIONS OF THE UNDERWRITERS' OBLIGATIONS

         (a) The obligations of the several Underwriters to purchase the Common Shares and the Additional Shares, if any, and hereunder are subject to the following conditions, which conditions are for the sole benefit of the Underwriters and may only be waived by the Underwriters in their sole discretion:

                  (i) Certificate of Officers. The Corporation delivering at the Closing Time a certificate signed on behalf of the Corporation by the Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation, addressed to the Underwriters and dated the Closing Date, in a form satisfactory to the Underwriters' counsel, acting reasonably, certifying for and on behalf of the Corporation, and not in their personal capacities, that:

                           A. the Corporation has complied in all material respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time on the Closing Date;

                           B. no order, ruling or determination (including any stop order) having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Common Shares and the Additional Shares, if any, or any of the Corporation's issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened by any securities regulatory authority or stock exchange in Canada or the United States;

                           C. the Corporation is a "reporting issuer" (or its equivalent) under the applicable securities laws of each of the Qualifying Jurisdictions, not in default, eligible to file a short form prospectus under National Instrument 44-101;

                           D. no material change (as such term is defined in the Securities Act (Ontario)) relating to the Corporation and the Subsidiaries, considered as one enterprise, has occurred since the date hereof with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality; and

                           E. all of the representations and warranties made by the Corporation in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby.

                  (ii) Canadian Prospectuses. The Corporation receiving an MRRS Decision Document in respect of each of the Preliminary Prospectus and the Final Prospectus by the times set forth in Section 3 of this Agreement;

                  (iii) Adverse Proceedings. At the Closing Time, no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Common Shares and the Additional Shares, if any, or any of the Corporation's issued securities being issued and no proceeding for such purpose being pending or, to the knowledge of the Corporation, threatened by any securities regulatory authority or stock exchange in Canada or the United States;

                  (iv) Auditor Comfort Letter. The Corporation causing its auditors to deliver to the Underwriters, in accordance with their professional standards for such letters, a long form comfort letter or comfort letters, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two (2) Business Days prior to the Closing Date;

                  (v) Opinion of Canadian Counsel to the Corporation. The Underwriters receiving at the Closing Time, favourable legal opinions by Bull, Housser & Tupper LLP, Canadian counsel to the Corporation and such other local counsel acceptable to counsel to the Corporation and counsel to the Underwriters, acting reasonably (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditors or transfer agent of the Corporation), to the effect set forth below and to such further effect as counsel to the Underwriters may reasonably request:

                           A. the Corporation having been incorporated and existing under the laws of British Columbia and has not been dissolved;

                           B.       each of the Subsidiaries has been
                                    incorporated and is existing under the laws of its jurisdiction of incorporation, has not been dissolved and is qualified to do business under the laws of each jurisdiction in which the nature of its business or the property owned or leased by it makes such qualification necessary;

                           C. the Corporation and the Subsidiaries have all necessary powers to own, lease and operate their respective properties and assets and to conduct their respective businesses at and in the places where such properties and assets are now owned, leased or operated or such businesses are now conducted;

                           D. the Corporation or a subsidiary of the Corporation is the registered owner of the issued and outstanding shares in the share capital of each of the Subsidiaries set forth on Schedule "A" attached hereto;

                           E. all necessary corporate action having been taken by the Corporation to authorize the execution and delivery of each of the Transaction Documents and the performance of its respective obligations thereunder, and each of the Transaction Documents having been duly executed and delivered by the Corporation and constituting a legal, valid and binding obligation of, and being enforceable against, the Corporation in accordance with its respective terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, general equitable principles including the availability of equitable remedies and the qualification that no opinion need be expressed as to rights to indemnity, contribution and waiver of contribution);

                           F.       the execution and delivery by the
                                    Corporation of each of the Transaction
                                    Documents, the fulfilment of the respective terms thereof by the Corporation, and the issue, sale and delivery on the Closing Date of the Common Shares and the Additional Shares, if any, to the Underwriters as contemplated herein, do not constitute or result in a breach of or a default under, and do not create a state of facts which, after notice or lapse of time or both, will constitute or result in a breach of, and will not conflict with, any of the terms, conditions or provisions of the constating documents or bylaws of the Corporation or any law or regulation of the Province of British Columbia or the laws of Canada applicable therein;

                           G. all documents required to be filed by the Corporation and all proceedings required to be taken by the Corporation under applicable Canadian Securities Laws having been filed and taken in order to qualify the Distribution (or Distribution to the public, as the case may be) of the Common Shares and the Additional Shares, if any, in each of the Qualifying Jurisdictions through investment dealers or brokers registered under the applicable laws thereof who have complied with the relevant provisions thereof;

                           H. the Corporation is in compliance with the laws of the Province of Quebec relating to the use of the French language in connection with the Offering;

                           I. the Corporation being a "reporting issuer" (or its equivalent) not in default, in each of the Qualifying Jurisdictions;

                           J. the Common Shares and the Additional Shares, if any, having been conditionally approved for listing on the Exchange and will be posted for trading thereon upon satisfaction of the conditions thereto;

                           K. the Common Shares and the Additional Shares, if any, when issued by the Corporation, having been validly issued by the Corporation and being fully-paid and non-assessable shares in the capital of the Corporation;

                           L. Computershare Investor Services Inc. at its principal offices in the cities of Vancouver and Toronto has been appointed as the registrar and transfer agent for the common shares of the Corporation; and

                           M. the attributes of the Common Shares and the Additional Shares, if any, conforming in all respects to the description thereof in the Final Prospectus,

                           acceptable in all reasonable respects to Canadian counsel to the Underwriters, Lang Michener LLP;

                  (vi) Opinion of U.S. Counsel to the Corporation. If any Common Shares or Additional Shares, if any, are sold in the United States, the Underwriters receiving at the Closing Time, a favourable legal opinion addressed to the Underwriters dated the Closing Date, from Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates, United States counsel to the Corporation, which counsel may rely upon the covenants, representations and warranties of the Corporation and the Underwriters set forth in this Agreement and upon the covenants, representations and warranties of any purchasers in the United States (collectively, the "U.S. Purchasers") set forth in the U.S. Purchaser's letter to be delivered to the Corporation by each of the U.S. Purchasers, that no registration of the Common Shares or the Additional Shares, if any, is required under the U.S. Securities Act in connection with the issuance and sale of the Common Shares or the Additional Shares, if any, to the U.S. Purchasers;

                  (vii) The Exchange. At the Closing Time, the Common Shares and the Additional Shares, if any, having been listed, or conditionally listed, for trading on the Exchange;

                  (viii) Title Opinions. The Underwriters receiving at the Closing Time title opinions, or a letter from the applicable government entity, in form and substance satisfactory to the Underwriters' counsel, acting reasonably, regarding mining concessions relating to the Existing Properties located in Ecuador; and

                  (ix) Other Documentation. The Underwriters receiving at the Closing Time such further certificates, opinions of counsel and other documentation from the Corporation as may be contemplated herein or as the Underwriters or their counsel may reasonably require, provided, however, that the Underwriters or their counsel shall request any such certificate or document within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such certificate or document, and in any event, at least two Business Days prior to the Closing Time and provided further that any such further certificates, opinions or other documentation requested by the Underwriters are customary for financings of the nature contemplated hereby taking into account the nature of the business conducted by the Corporation and the Subsidiaries.

         (b) All terms and conditions set out herein shall be construed as conditions and any breach or failure by the Corporation to comply with any such conditions in favour of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Common Shares and the Additional Shares, if any, by written notice to that effect given to the Corporation prior to the Closing Time on the Closing Date. The Corporation shall use commercially reasonable efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

Section 8.        TERMINATION OF AGREEMENT

         (a) In addition to any other remedies which may be available to the Underwriters, each Underwriter shall be entitled, at its option, to terminate and cancel, without any liability on such Underwriter's part, its obligations under this Agreement to purchase the Common Shares and the Additional Shares, if any, by giving written notice to the Corporation at any time at or prior to the Closing Time on the Closing Date if at any time prior to the closing of the Offering:

                  (i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is instituted, announced or threatened or any order is made by any governmental authority (other than an inquiry, action, suit, investigation or proceeding or order based solely upon the activities or alleged activities of the Underwriters or the Selling Firms), or there is any change of Law, or interpretation or administration thereof, which, in the reasonable opinion of any of the Underwriters, operates to prevent or restrict the distribution of the Common Shares and the Additional Shares, if any, in any of the Qualifying Jurisdictions or would prevent or restrict trading in the Common Shares and the Additional Shares, if any, or would reasonably be expected to have a significant adverse effect on the market price or value of the Common Shares and the Additional Shares, if any;

                  (ii) there occurs any material change, any other change, event or fact contemplated by Section 3(o) which, in the reasonable opinion of that Underwriter, could be expected to result in the purchasers of a material number of Common Shares and Additional Shares, if any, exercising their right under Canadian Securities Laws to withdraw from or rescind their purchase thereof or sue for damages in respect thereof or which could reasonably be expected to have a significant adverse effect on the market price or value of the Common Shares and the Additional Shares, if any, or any of them;

                  (iii) the state of the financial markets in Canada or the U.S. is such that in the reasonable opinion of that Underwriter, the Common Shares and the Additional Shares, if any, cannot be profitably marketed; or

                  (iv) there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence, acts of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions or any action, law, regulation, inquiry or other occurrence of any nature which, in the reasonable opinion of such Underwriter, materially adversely affects or may materially adversely affect the Canadian financial markets generally or the business, operations or affairs of the Corporation or any of its Subsidiaries, or the market price or value of the Common Shares and the Additional Shares, if any.

         (b) The Underwriters shall make reasonable commercial efforts to give notice to the Corporation (in writing or by other means) of the occurrence of any of the events referred to in paragraph (a) of this Section 8, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise this right at any time prior to or at the Closing Time.

         (c) The rights of termination contained in this section may be exercised by the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement.

         (d) If the obligations of an Underwriter are terminated under this Agreement pursuant to these termination rights, the Corporation's liabilities to the Underwriters shall be limited to the Corporation's obligations under Section 9, Section 10 and Section 12 of this Agreement.

Section 9.        INDEMNITY

         (a) The Corporation covenants and agrees to protect, indemnify, and save harmless, each of the Underwriters and their respective U.S. broker-dealer affiliates, and each of their respective directors, officers, employees, affiliates and agents and each person, if any, who controls any Underwriter or its U.S. broker-dealer affiliates within the meaning of section 15 of the U.S. Securities Act or section 20 of the U.S. Exchange Act (individually, an "Indemnified Party" and collectively, the "Indemnified Parties"), against all losses (other than losses of profit), claims, damages, suits, liabilities, costs, damages, or expenses caused or incurred, whether directly or indirectly, by reason of:

                  (i) any statement, other than a statement relating solely to the Underwriters or furnished by the Underwriters concerning the Underwriters under the section "Plan of Distribution", contained in the Offering Documents or in any Prospectus Amendment, or in any Supplementary Material that has been filed by or on behalf of the Corporation in connection with the proposed Distribution under Canadian Securities Laws or United States Securities Laws which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation (as such term is defined in the Securities Act (Ontario)) or any misstatement of a material fact (as such term is defined in the Securities Act (Ontario));

                  (ii) the omission or alleged omission to state in the Offering Documents or any Prospectus Amendment or in any Supplementary Material or any certificate of the Corporation delivered hereunder or pursuant hereto, any material fact (as such term is defined in the Securities Act (Ontario)), other than a material fact relating solely to the Underwriters), required to be stated therein or necessary to make any statement therein not misleading;

                  (iii) any order made, or inquiry, investigation or proceeding commenced by any securities regulatory authority or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission in the Offering Documents or any Supplementary Material, other than a statement or omission relating solely to the Underwriters or furnished by the Underwriters concerning the Underwriters under the section "Plan of Distribution" contained in the Offering Documents or in any Supplementary Material, which prevents or restricts the trading in any of the Corporation's common shares or the Distribution, as the case may be, of any of the Common Shares and the Additional Shares, if any, in any of the Qualifying Jurisdictions or the United States;

                  (iv) the Corporation not complying with any requirement of Canadian Securities Laws or U.S. Securities Laws in connection with the transactions herein contemplated including the Corporation's noncompliance with any statutory requirement to make any document available for inspection; or

                  (v) any material breach of a representation or warranty of the Corporation contained herein or the failure of the Corporation to comply with any of its obligations hereunder, in all material respects.

         (b) To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters shall obtain and hold the right and benefit of the above-noted indemnity in trust for and on behalf of such Indemnified Party.

         (c) If any matter or thing contemplated by this section shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Corporation as soon as possible of the nature of such claim (provided that omission to so notify the Corporation will not relieve the Corporation of any liability which it may otherwise have to the Indemnified Party hereunder, except to the extent the Corporation is materially prejudiced by such omission) and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to such Indemnified Party and that no settlement may be made by the Corporation or such Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld.

         (d) In any such claim, such Indemnified Party shall have the right to retain other legal counsel to act on such Indemnified Party's behalf, provided that the fees and disbursements of such other legal counsel shall be paid by such Indemnified Party, unless: (i) the Corporation and such Indemnified Party mutually agree to retain other legal counsel; or (ii) the representation of the Corporation and such Indemnified Party by the same legal counsel would be inappropriate due to actual or potential differing interests, in which event such fees and disbursements shall be paid by the Corporation to the extent that they have been reasonably incurred, provided that in no circumstances will the Corporation be required to pay the fees and expenses of more than one set of legal counsel for all Indemnified Parties.

         (e) The rights of indemnity contained in this section shall not enure to the benefit of any Indemnified Party if (i) a court of competent jurisdiction in a final judgment determines that the claim in respect of which indemnification is sought is a result of or arises out of the negligence or wilful misconduct of such Underwriter; or (ii) the Underwriters were provided with a copy of the Final Prospectus or any amendment or supplement to the Offering Documents which corrects any untrue statement or omission or alleged omission which is the basis of a claim by a party against such Indemnified Party and which is required, under the applicable securities legislation or regulations, to be delivered to such party by the Underwriters.

Section 10.       CONTRIBUTION

In the event that the indemnity provided for in Section 9 of this Agreement is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriters and the Corporation shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities of the nature provided for above such that each Underwriter shall be responsible for that portion represented by the percentage that the portion of the Underwriting Fee payable by the Corporation to such Underwriter bears to the gross proceeds realized by the Corporation from the Distribution, whether or not the Underwriters have been sued together or separately, and the Corporation shall be responsible for the balance, provided that, in no event, shall an Underwriter be responsible for any amount in excess of the portion of the Underwriting Fee actually received by such Underwriter. In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of: (i) the portion of the full amount of losses, claims, costs, damages, expenses, and liabilities giving rise to such contribution for which such Underwriter is responsible; and (ii) the amount of the Underwriting Fee actually received by any Underwriter. Notwithstanding the foregoing, a person guilty of fraud, fraudulent misrepresentation, negligence or wilful misconduct shall not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this section, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

Section 11.       SEVERABILITY

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severed from this Agreement.

Section 12.       EXPENSES

Whether or not the transactions provided for herein are completed, the Corporation shall pay all costs, fees and expenses of or incidental to the performance of its obligations under this Agreement including, without limitation, (i) the cost of qualifying the Common Shares and the Additional Shares, if any, including, without limitation, the costs of the Corporation's professional advisors, filing fees in Canada, and the costs and expenses of compliance with state securities or blue sky laws, (ii) the cost of printing any and all documents contemplated herein (including all prospectuses), and (iii) the fees and expenses of the Corporation's auditors, counsel and any local counsel (including U.S. counsel). Whether or not the transactions provided for herein are completed, the Corporation shall assume and pay the out-of-pocket expenses of the Underwriters and the reasonable fees and disbursements of counsel to the

Underwriters (including U.S. counsel) plus applicable federal goods and services tax and provincial sales tax.

Section 13.       UNDERWRITING PERCENTAGES

         (a) The obligation of the Underwriters to purchase the Common Shares and the Additional Shares, if any, at the Closing Time on the Closing Date shall be several, and not joint, nor joint and several, and shall be as to the following percentages:

                  Desjardins Securities Inc.                 40%
                  Canaccord Capital Corporation              15%
                  CIBC World Markets Inc.                    15%
                  Sprott Securities Inc.                     15%
                  Wellington West Capital Markets Inc.       15%
                                                           -----
                                                            100%
                                                           =====

         (b) In the event that any Underwriter shall fail to purchase its applicable percentage of the Common Shares and the Additional Shares, if any (the "Defaulted Securities") at the Closing Time, the Underwriters shall have the right, within 36 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters acceptable to the Corporation, acting reasonably, to purchase all, but not less than all, of the Defaulted Securities, in such amounts as may be agreed upon and upon the terms set forth herein. If, however, the Underwriters shall have not completed such arrangements with such 36 hour period, then:

                  (i) if the number of Defaulted Securities does not exceed 10% of the aggregate number of the Common Shares and Additional Shares, if any, to be purchased hereunder, the non-defaulting Underwriters shall be obligated, each several, and not jointly, nor jointly and several, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligation of all non-defaulting Underwriters, or

                  (ii) if the number of Defaulted Securities exceeds 10% of the aggregate number of Common Shares and Additional Shares, if any, to be purchased on such date, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter.

         (c) No action taken pursuant to this Section 13 shall relieve any defaulting Underwriter from liability in respect of its default to the Corporation or to any non-defaulting Underwriter. For greater certainty, nothing in this Section 13 obliges the Corporation to sell less than all of the Common Shares and the Additional Shares, if any.

         (d) In the event of any such default which does not result in a termination of this Agreement, either the Underwriters or the Corporation shall have the right to postpone the Closing Time for a period not exceeding seven (7) calendar days in order to effect any required changes to the Offering Documents.

Section 14.       REMEDIES

The rights of termination contained in Section 8 of this Agreement are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any default, act or failure to act or non-compliance with the Corporation in respect of any matters contemplated by this Agreement.

Section 15.       CONCURRENT OFFERINGS

Except with the prior consent of Desjardins, such consent not to be unreasonably withheld, for a period of 90 days after the Closing Date, the Corporation shall not authorize, issue or sell, or agree or publicly announce any intention to authorize, issue or sell, any common shares of the Corporation or securities convertible into, or exchangeable for, common shares of the Corporation other than: (i) the Common Shares and the Additional Shares, if any, issuable pursuant to the Offering; (ii) common shares issuable pursuant to Outstanding Convertible Securities; (iii) stock options or common shares issuable pursuant to additional stock options that may be granted from time to time pursuant to the Corporation's existing stock option plan; or (iv) common shares issuable pursuant to strategic investments or to raise capital for the development of the Mirador Project.

Section 16.       SURVIVAL

All warranties, representations, covenants and agreements of the Corporation herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase by the Underwriters of the Common Shares and the Additional Shares, if any, and shall continue in full force and effect, regardless of the closing of the sale of the Common Shares and the Additional Shares, if any, and regardless of any investigation which may be carried on by the Underwriters, or on their behalf, until the Survival Limitation Date. Without any limitation of the foregoing, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations shall survive and continue in full force and effect, indefinitely.

Section 17.       TIME OF THE ESSENCE AND GOVERNING LAWS

Time shall be of the essence in this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 18.       NOTICES

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered or facsimile to such other party as follows:

         (a)      to the Corporation at:

                  Corriente Resources Inc.
                  520-800 W. Pender Street
                  Vancouver, BC V6C 2V6

                  Attention: Kenneth Shannon
                  Facsimile No.: (604) 687-0827

         with a copy to:

                  Bull Housser & Tupper LLP
                  3000 Royal Centre
                  1055 West Georgia Street
                  Vancouver, BC V6E 3R3

                  Attention: Marion Shaw
                  Facsimile No.: (604) 646-2510

         (b)      or if to the Underwriters:

                  Desjardins Securities Inc.
                  145 King Street West, Suite 2750
                  Toronto, ON M5H 1J8

                  Attention: Teo Dechev
                  Facsimile No.: (416) 861-9992

         with a copy to:

                  Lang Michener LLP
                  BCE Place
                  181 Bay Street, Suite 2500
                  Toronto, ON M5J 2T7

                  Attention: Hellen Siwanowicz
                  Telecopier Number: (416) 365-1719

         or at such other address or facsimile number as may be given by either of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when delivered or, if by facsimile, on the next business day after such notice or other communication has been facsimile (with receipt confirmed).

Section 19.       ACTION BY UNDERWRITERS

All steps which must or may be taken by the Underwriters in connection with this Agreement with the exception of the matters relating to termination contemplated by Section 8, to settlement contemplated by Section 9 and to Section 13 of this Agreement, may be taken by Desjardins on behalf of themselves and the other Underwriters and the Corporation's execution of this Agreement shall constitute the Corporation's authority for accepting notification of any such steps from, and for delivering the definitive documents constituting the Common Shares and the Additional Shares, if any, to, or to the order of, Desjardins. Desjardins will consult with the other Underwriters on all material matters.

Section 20.       PRESS RELEASES

The Corporation agrees, if so requested by the Underwriters, to include a reference to the Underwriters and their role in any press release or other public communication issued by the Corporation with respect to the Offering. If the Offering is successfully completed, and provided the Underwriters are not in breach of any material provision hereof, the Underwriters shall be permitted to publish, at their own expense, such advertisements or announcements relating to the services provided hereunder in such newspaper or other publications as the Underwriters consider appropriate. The Corporation shall provide the Underwriters and their counsel with a copy of all press releases to be issued by the Corporation concerning the sale of Common Shares and Additional Shares, if any, contemplated hereby prior to the issuance thereof, and shall give the Underwriters and their counsel a reasonable opportunity to provide comments on any press release.

Section 21.       COUNTERPART SIGNATURE

This Agreement may be executed in one or more counterparts (including counterparts by facsimile) which, together, shall constitute an original copy hereof as of the date first noted above.

Section 22.       ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Underwriters and the Corporation relating to the subject matter of this Agreement and supersedes all prior agreements between those parties with respect to their respective rights and obligations in respect of the transactions contemplated under this agreement other than the rights and obligations contemplated by paragraphs 2 ("Proposed Offering Fees"), 8 ("Expenses and Taxes"), 11 ("Use of the Underwriter's Advice") and 13 ("Confidentiality") of the Engagement Letter, which shall survive in accordance with their terms.

Section 23.       ACCEPTANCE

If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier one originally executed copy to Desjardins Securities Inc.

                                          Yours very truly,


                                    DESJARDINS SECURITIES INC.


                                    By:   "Stephen Altmann"
                                          --------------------------------------
                                          Stephen Altmann
                                          Managing Director


                                    CANACCORD CAPITAL CORPORATION


                                    By:   "Jens J. Mayer"
                                          --------------------------------------
                                          Jens J. Mayer
                                          Executive Vice President


                                    CIBC WORLD MARKETS INC.


                                    By:   "Richard G. McCreary"
                                          --------------------------------------
                                          Richard G. McCreary
                                          Managing Director


                                    SPROTT SECURITIES INC.


                                    By:   "Darren Wallace"
                                          --------------------------------------
                                          Darren Wallace
                                          Director


                                    WELLINGTON WEST CAPITAL
                                    MARKETS INC.


                                    By:   "William Washington"
                                          --------------------------------------
                                          William Washington
                                          Managing Director,
                                          Investment Banking

         The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

         ACCEPTED as of this 13th day of December, 2005.


                                    CORRIENTE RESOURCES INC.


                                    By:   "Kenneth Shannon"
                                          --------------------------------------
                                          Kenneth Shannon
                                          Chief Executive Officer

                                  SCHEDULE "A"


Material Subsidiaries
---------------------

------------------------------------------------------------------------------------------------------
              Name                         Jurisdiction                     Percentage Owned
                                                                        (Directly or Indirectly)
------------------------------------------------------------------------------------------------------
Minera Curigem S.A.                           Ecuador                             100%
------------------------------------------------------------------------------------------------------
Corriente Resources Inc.               Cayman Islands B.V.I.                      100%
------------------------------------------------------------------------------------------------------
Ecuacorriente S.A.                            Ecuador                             100%
------------------------------------------------------------------------------------------------------

                                  SCHEDULE "B"


Outstanding Convertible Securities
----------------------------------

As at December 12, 2005, the Corporation had outstanding the incentive stock options to purchase common shares listed in the table set out below:

                            Corriente Resources Inc.
           Summary of Stock Options Outstanding (Grouped by Optionee)
                            Through December 7, 2005

                                       Exercise      Stock Options        Grant/Vest
Optionee                                Price        Outstanding             Date        Expiry Date
Kenneth R. Shannon            Emp.     $0.90          300,000             28/May/03       28/May/06
Kenneth R. Shannon            Emp.     $0.89          240,000             28/Jul/03       28/Jul/06
Kenneth R. Shannon            Emp.     $1.28          125,000             10/Sep/03       10/Sep/06
Kenneth R. Shannon            Emp.     $2.27          100,000             25/Jul/05       25/Jul/08

Daniel Carriere               Emp.     $0.90          300,000             28/May/03       28/May/06
Daniel Carriere               Emp.     $0.89          240,000             28/Jul/03       28/Jul/06
Daniel Carriere               Emp.     $2.27          100,000             25/Jul/05       25/Jul/08

Richard P. Clark              Dir.     $1.28          20,000              10/Sep/03       10/Sep/06
Richard P. Clark              Dir.     $3.16          25,000              1/Jun/04        1/Jun/07
Richard P. Clark              Dir.     $2.15          25,000              1/Jun/05        1/Jun/08

Blanca Diaz                   Emp.     $0.90          5,000               28/May/03       28/May/06
Blanca Diaz                   Emp.     $1.28          10,000              10/Sep/03       10/Sep/06

Ross McDonald                 Dir.     $1.28          25,000              10/Sep/03       10/Sep/06
Ross McDonald                 Dir.     $3.16          25,000              1/Jun/04        1/Jun/07
Ross McDonald                 Dir.     $2.15          25,000              1/Jun/05        1/Jun/08

Brian King                    Emp.     $1.28          40,000              10/Sep/03       10/Sep/06

John Drobe                    Emp.     $1.28          20,000              10/Sep/03       10/Sep/06
John Drobe                    Emp.     $2.27          75,000              25/Jul/05       25/Jul/08

Darryl F. Jones               Emp.     $1.14          25,000              5/Mar/03        5/Mar/06
Darryl F. Jones               Emp.     $3.32          37,500              9/Feb/04        9/Feb/07
Darryl F. Jones               Emp.     $3.32          37,500              9/Feb/05        9/Feb/07
Darryl F. Jones               Emp.     $2.27          50,000              25/Jul/05       25/Jul/08

Tony Holler                   Dir.     $1.28          70,000              10/Sep/03       10/Sep/06
Tony Holler                   Dir.     $3.16          25,000              1/Jun/04        1/Jun/07
Tony Holler                   Dir.     $2.15          25,000              1/Jun/05        1/Jun/08

                                      -2-


Leonard Harris                Dir.     $3.16          25,000              1/Jun/04        1/Jun/07
Leonard Harris                Dir.     $2.15          25,000              1/Jun/05        1/Jun/08

Ronald Simkus                 Emp.     $3.32          50,000              9/Feb/04        9/Feb/07
Ronald Simkus                 Emp.     $3.32          50,000              9/Feb/05        9/Feb/07
Ronald Simkus                 Emp.     $2.27          100,000             25/Jul/05       25/Jul/08

Leonardo Elizalde             Cons.    $3.32          50,000              9/Feb/04        9/Feb/07
Leonardo Elizalde             Cons.    $3.32          50,000              9/Feb/05        9/Feb/07
Leonardo Elizalde             Cons.    $2.27          75,000              25/Jul/05       25/Jul/08

Brian McVeigh                 Cons.    $3.55          25,000              21/Oct/04       21/Jul/07
Brian McVeigh                 Cons.    $3.55          25,000              21/Jan/05       21/Jul/07
Brian McVeigh                 Cons.    $3.55          25,000              21/Apr/05       21/Jul/07
Brian McVeigh                 Cons.    $3.55          25,000              21/Jul/05       21/Jul/07

Darryl Lindsay                Cons.    $3.25          40,000              28/Sep/04       28/Sep/07
Darryl Lindsay                Cons.    $2.27          20,000              25/Jul/05       25/Jul/08

Tom Milner                    Emp.     $2.99          300,000             6/Sep/05        6/Sep/08

                                                  -----------------
Total Stock Options Outstanding                     2,855,000
                                                  =================

                                                                                              Expiry
                                                                                              ------
                     High              $3.55                                 Earliest       5/Mar/06
                      Low              $0.89                                   Latest       6/Sep/08


                                  SCHEDULE "C"

                         UNITED STATES OFFERS AND SALES
                         ------------------------------

         As used in this Schedule "C", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

         (a) "Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares (as defined in the U.S. Memorandum, as defined below) and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

         (b) "Qualified Institutional Buyer" means a qualified institutional buyer as that term is defined in Rule 144A;

         (c) "Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

         (d) "Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

         (e) "Rule 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act; and

         (f) "Substantial U.S. Market Interest" means substantial U.S. market interest as that term is defined in Regulation S.


Representations, Warranties and Covenants of the Underwriters
-------------------------------------------------------------

         Each Underwriter acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, neither the Underwriter nor any of its affiliates, nor any person acting on its or their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Offered Shares.

         Each Underwriter represents, warrants and covenants to the Corporation that:

1. It has not offered and sold, and will not offer and sell, any Offered Shares forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with Rule 144A as provided in paragraphs 3 through 8 below.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares, except with its affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

3. All offers and sales of Offered Shares in the United States shall be made through the Underwriter's U.S. registered broker-dealer affiliate in compliance with all applicable U.S. broker-dealer requirements. Such broker-dealer affiliate is a Qualified Institutional Buyer.

4. Offers and sales of Offered Shares in the United States shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Offers to sell and solicitations of offers to buy the Offered Shares shall be made in accordance with Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers.

6. All purchasers of the Offered Shares in the United States shall be informed that the Offered Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

7. Each offeree in the United States shall be provided with a U.S. placement memorandum (the "U.S. Memorandum") including the Preliminary Prospectus and/or the Prospectus, and each purchaser will have received at or prior to the time of purchase of any Offered Shares the U.S. Memorandum including the Prospectus. The U.S. Memorandum shall set forth the following:

         "The Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and, subject to certain exemptions, may not be offered or sold within the United States. The Underwriting Agreement permits the Underwriters to offer and sell the Offered Shares to qualified institutional buyers in the United States, in transactions that are exempt from registration under the United States federal securities laws pursuant to Rule 144A under the U.S. Securities Act, and under state securities laws. The Offered Shares sold in such offers and sales made in accordance with such exemptions under the U.S. Securities Act will be restricted securities within the meaning of Rule 144(a)(3) under the U.S. Securities Act. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States. In addition, until 40 days after the Closing Date, an offer or sale of the Offered Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the U.S. Securities Act.

         "Each U.S. purchaser will, by its purchase of such Offered Shares, be deemed to have represented, warranted and agreed for the benefit of the Corporation, the Underwriters and the U.S. Affiliates as follows:

         (a) it is aware that the Offered Shares have not been and will not be registered under the U.S. Securities Act and that the offer and sale of Offered Shares to it are being made in reliance on Rule 144A;

         (b) it is a Qualified Institutional Buyer and is acquiring the Offered Shares for its own account or for the account of a Qualified Institutional Buyer with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Offered Shares in violation of United States federal or state securities laws;

         (c) it acknowledges that it has not purchased the Offered Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

         (d) it understands that if it decides to offer, sell or otherwise transfer any of the Offered Shares, such Offered Shares may be offered, sold or otherwise transferred only, (i) to the Corporation, (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, or
                  (iii) within the United States in accordance with (A) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (B) the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if available;

         (e) it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Offered Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

                  "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC. AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT. COMPUTERSHARE INVESTOR SERVICES INC. MAY ALSO REQUIRE AN OPINION OF COUNSEL IN CONNECTION WITH ANY OFFER, SALE OR TRANSFER OF THE SECURITIES BY THE HOLDER HEREOF.";

                  provided, that if Offered Shares are being sold under paragraph (d)(ii) above, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to Computershare Investor Services Inc., as registrar and transfer agent, as set forth in Exhibit A hereto (or as the Corporation may prescribe from time to time) and, if required by the registrar and transfer agent, an opinion of counsel of recognized standing reasonably satisfactory to the registrar and transfer agent, that such legend is no longer required under applicable requirements of the U.S. Securities Act; and provided, further, that, if any such securities are being sold under paragraph (d)(iii)(B) above, the legend may be removed by delivery to Computershare Investor Services Inc. of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that such legend is no longer required under applicable requirements of the U.S. Securities Act;

         (f) it understands and acknowledges that the Corporation (i) is not obligated to remain a "foreign issuer" within the meaning of Regulation S, (ii) may not, at the time the Offered Shares are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions that could cause the Corporation not to be a foreign issuer; and

         (g) it consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Offered Shares in order to implement the restrictions on transfer set forth and described herein.

         The Exhibit A referred to in this Section 7 is set forth as Exhibit A to this Schedule.

8. Any offer, sale or solicitation of an offer to buy Offered Shares that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers that are exempt, or in transactions that are exempt, from registration under applicable state securities laws.

9. At closing, the lead Underwriter, together with its U.S. affiliate selling Offered Shares in the United States, will provide a certificate, substantially in the form of Exhibit B to this Schedule, relating to the manner of the offer and sale of the Offered Shares in the United States.

Representations, Warranties and Covenants of the Corporation
------------------------------------------------------------

         The Corporation represents, warrants and covenants to the Underwriters that:

1. (a) The Corporation is a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Shares; (b) the Corporation is not now and as a result of the sale of Offered Shares contemplated hereby will not be, an "investment company" as defined in the United States Investment Company Act of 1940, as amended; (c) none of the Corporation, any of its affiliates, or any person acting on their behalf has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Offered Shares in the United States; and (d) the Offered Shares are not, and as of the Time of Closing will not be, and no securities of the same class as the Offered Shares are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or
         (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

2. For so long as any of the Offered Shares are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation will provide to any holder of such Offered Shares, or to any prospective purchaser of such Offered Shares designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

3. Except with respect to the offer and sale of the Offered Shares offered hereby, the Corporation has not, for a period of six months prior to the commencement of the offering of the Offered Shares, sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be integrated with the offer and sale of the Offered Shares.

                                    EXHIBIT A

                                 TO SCHEDULE "C"

                    FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Computershare Investor Services Inc., as registrar and transfer agent for Common Shares of
         Corriente Resources Inc.


         The undersigned (a) acknowledges that the sale of the securities of Corriente Resources Inc. (the "Company") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) it is not an affiliate of the Company (as defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or
(B) the transaction was executed on or through the facilities of The Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.


Dated:
       ---------------------

                                    By:
                                       -----------------------------------------
                                       Name:
                                       Title:

                                    EXHIBIT B

                                 TO SCHEDULE "C"

                            UNDERWRITERS' CERTIFICATE

         In connection with the private placement in the United States of the common shares (the "Offered Shares") of Corriente Resources Inc. (the "Corporation") pursuant to the Underwriting Agreement dated December 13, 2005 among the Corporation, and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned does hereby certify as follows:

                  (i) Desjardins Securities International Inc. is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

                  (ii) each offeree was provided with a copy of the U.S. placement memorandum, including the Canadian final prospectus dated December 19, 2005 and the documents incorporated by reference therein for the offering of the Offered Shares in the United States;

                  (iii) immediately prior to our transmitting such U.S. placement memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the Securities Act of 1933, as amended (the "U.S. Securities Act")) and, on the date hereof, we continue to believe that each U.S. person purchasing Offered Shares from us is a Qualified Institutional Buyer;

                  (iv) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Shares in the United States and no directed selling efforts (as that term is defined in Regulation S under the U.S. Securities Act) has been made by us in the United States in connection with this offer or sale of Offered Shares; and

                  (v) the offering of the Offered Shares in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

         Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.


Dated this        day of December, 2005.


DESJARDINS SECURITIES INC.          DESJARDINS SECURITIES INTERNATIONAL INC.



By: ______________________          By: __________________________
    Name:                               Name:
    Title:                              Title:

                                                                    DOCUMENT 9

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


Item 1.   Name and Address of Company

          Corriente Resources Inc.
          Suite 520 - 800 West Pender Street
          Vancouver BC   V6C 2V6

Item 2.   Date of Material Change

          December 15, 2005.

Item 3.   News Release

          A news release was disseminated through CCN Matthews on December 16, 2005.

Item 4.   Summary of Material Change

          The Company announced that the underwriters have exercised their option to purchase an additional 2,540,000 common shares as part of the Company's offering of common shares by short form prospectus. The grant of that option to the underwriters was previously announced on December 13, 2005.

Item 5.   Full Description of Material Change

          The Company has entered into an underwriting agreement with a syndicate of underwriters led by Desjardins Securities Inc. and including Canaccord Capital Corporation, CIBC World Markets Inc., Sprott Securities Inc. and Wellington West Capital Markets Inc. in connection with an offering of common shares of the Company pursuant to a short form prospectus. As was announced on December 13, 2005, the underwriting agreement provides for the purchase by the underwriters of 5,065,000 common shares at $3.95 per share and an option, exercisable by the underwriters up to 24 hours before the closing of the offering, to increase the size of the offering by an additional 2,540,000 common shares at the same price.

          On December 15, 2005, the underwriters exercised that option. As a result, the offering, which is expected to close on or about December 29, 2005, has been increased to an aggregate of 7,605,000 common shares, for gross proceeds of $30,039,750.

          The net proceeds of the offering will be used to fund the further advancement of the Company's Mirador Copper Project in Ecuador, as well as for general working capital purposes.

Item 6.   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

          Not applicable.

Item 7.   Omitted Information

          Not applicable.

Item 8.   Executive Officer

          Darryl Jones, Chief Financial Officer
          Telephone: (604) 687-0449, e-mail: djones@corriente.com

Item 9.   Date of Report

          December 16, 2005

                                  Corriente Resources Inc.



                                  Per:  "Darryl F. Jones"
                                        -----------------------------------
                                        Darryl F. Jones, Chief Financial Officer

                                                                    DOCUMENT 10

                                 FORM 51-102F3

                            MATERIAL CHANGE REPORT


Item 1.   Name and Address of Company

          Corriente Resources Inc.
          Suite 520 - 800 West Pender Street
          Vancouver BC   V6C 2V6

Item 2.   Date of Material Change

          December 12 and 13, 2005.

Item 3.   News Release

          News releases were disseminated through CCN Matthews on December 12 and 13, 2005.

Item 4.   Summary of Material Change

          On December 12, 2005 the Company announced that it had filed a preliminary short form prospectus in connection with an overnight marketed public offering of its common shares and that the offering would be priced in the context of the market to raise gross proceeds of $30 million.

          On December 13, 2005 the Company announced that it had entered into an underwriting agreement with a syndicate of underwriters to sell 5,065,000 common shares at a price of $3.95 per share to raise gross proceeds of $20,006,750 pursuant to the short form prospectus, and that it had granted to the underwriters an option, exercisable up to 24 hours before the closing of the offering, to purchase an additional 2,540,000 common shares at the same price.

Item 5.   Full Description of Material Change

          The Company has filed a preliminary short form prospectus dated December 12, 2005 in connection with an overnight marketed public offering (the "Offering") of its common shares. The Offering will be conducted through a syndicate of underwriters led by Desjardins Securities Inc. and including Canaccord Capital Corporation, CIBC World Markets Inc., Sprott Securities Inc. and Wellington West Capital Markets Inc. The Offering is subject to certain conditions, including regulatory approval.

          In its December 12, 2005 news release, the Company announced that the Offering was to be priced in the context of the market to raise gross proceeds of $30 million. In its December 13, 2005 news release, the Company announced that it had entered into an underwriting agreement with the underwriting syndicate to sell 5,065,000 common shares at a price of $3.95 per share to raise gross proceeds of $20,006,750 pursuant to the short form prospectus, and that it had granted to the underwriters an option, exercisable up to 24 hours before the closing of the offering, to purchase an additional 2,540,000 common shares at the same price. If that option is fully exercised, the gross proceeds of the sale of the shares subject to the option will be a further $10,033,000, for aggregate gross proceeds from the Offering of $30,039,750.

          The net proceeds of the Offering will be used to fund the further advancement of the Company's Mirador Copper Project in Ecuador, as well as for general working capital purposes.

          The Offering is expected to close on or about December 29, 2005.

Item 6.   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

          Not applicable.

Item 7.   Omitted Information

          Not applicable.

Item 8.   Executive Officer

          Darryl Jones, Chief Financial Officer
          Telephone: (604) 687-0449, e-mail: djones@corriente.com

Item 9.   Date of Report

          December 14, 2005

                                  Corriente Resources Inc.



                                  Per: "Darryl F. Jones"
                                       ----------------------------------------
                                       Darryl F. Jones, Chief Financial Officer

                                                                    DOCUMENT 11

                                 Form 51-102F3
                            Material Change Report

PART 1   GENERAL INSTRUCTIONS AND INTERPRETATION

(a)      Confidentiality

         If this Report is filed on a confidential basis, state in block capitals "CONFIDENTIAL" at the beginning of the Report.

(b)      Use of "Company"

         Wherever this Form uses the word "company" the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c)      Numbering and Headings

         The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d)      Defined Terms

         If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e)      Plain Language

         Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2   CONTENT OF MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

         Corriente Resources Inc. 520 - 800 West Pender Street,
         Vancouver, BC V6C 2V6

Item 2   Date of Material Change

         April 14, 2005

Item 3   News Release

         Date issued: April 14, 2005
         Dissemination: the news release was disseminated utilizing Canadian Corporate News

Item 4   Summary of Material Change

         On April 14, 2005, the company announced the completion of its feasibility study for the Mirador project. This study confirms the economics of a 25,000 tonne/day open pit milling operation in the Corriente Copper Belt District located in southeast Ecuador. The prime consultant for the study was AMEC Americas Limited, who completed the resource estimation, the metallurgical studies and the mine model. The zero discharge tailings facility was designed by Knight Piesold Ltd. and Merit Consultants International Inc. prepared the final capital cost.

         This study shows that:
o The Indicated Mineral Resources internal to the pit are estimated to be 111 Million tonnes at an average grade of 0.67% copper and 0.22 g/t gold (with an average cut-off of 0.4% Cu);
o The project is forecast to annually produce approximately 128 Million pounds of copper, 32,000 ounces of gold and 395,000 ounces of silver, during the first five years of production;
o    The mine model indicates a 12 year mine life;
o At a long term copper price of US$1.00/lb the study indicates a Pre-Tax Internal Rate of Return for the project of 15.5% and a Net Present Value of US$78 Million;
o At US$1.45/lb which is near the current price of copper, the study indicates a Pre-Tax Internal Rate of Return for the project of 40% and a Net Present Value of US$419 Million; and
o    The capital cost for the project is US$204 Million


Item 5   Full Description of Material Change

         On April 14, 2005, the company announced the completion of its feasibility study for the Mirador project. This study confirms the economics of a 25,000 tonne/day open pit milling operation in the Corriente Copper Belt District located in southeast Ecuador.

         The initial 25,000 tonnes/day development phase for the Mirador project is able to support the infrastructure requirements of a large copper operation and includes allowances for expansion in the future. For example, the tailings site has up to three times the required storage capacity, meaning the operation can expand significantly in size without needing to locate new tailings facilities. As part of the expansion study, diamond drilling is currently underway at Mirador with the objective of outlining additional mill feed. This drilling is taking place within the estimated 310 Million tonnes of Indicated Mineral Resources (0.65% Cu and 0.2 g/t Au) and 315 Million tonnes of Inferred Mineral Resources that were announced in late September 2004. The company believes that the feasibility study confirms the economics of the Mirador starter project which can serve as the platform for an expanded operation at Mirador and ultimately the Corriente Copper Belt district. With completion of this important milestone, the company has moved Mirador another step toward the start of production.

         The feasibility study will be available in final report form by May 14, 2005 and will be posted to www.sedar.com, as well as www.corriente.com.

         As copper prices are currently significantly higher than the modeled US$1.00/lb, a table has been prepared which shows the pre-tax IRR and NPV of the project at higher copper prices (including gold and silver credits). Most of the project's capital costs and operating costs have been set at current price levels except for shipping, smelting and refining which were projected as long term averages in an independent marketing study carried out by Butterfield Mineral Consultants.

--------------------------------------------------------------------------------
Copper Price           Pre-Tax IRR    After-Tax     Pre-Tax NPV   Pre-Tax IRR
                               IRR          IRR                    -no silver
------------------------------------------------------------------------------
   $US1.00                 15.5%         13.4%     $US78,000,000     14.3%
------------------------------------------------------------------------------
   $US1.15                 24.6%         21.4%    $US191,000,000     23.6%
------------------------------------------------------------------------------
   $US1.30                 32.6%         28.2%    $US305,000,000     31.8%
------------------------------------------------------------------------------
   $US1.45                 40.0%         34.4%    $US419,000,000     39.2%
------------------------------------------------------------------------------

Cautionary Note: Silver grade estimates based on feasibility metallurgical studies have been used for this cash flow as silver is not included in the current resource model. The silver distribution database is from 42 drill holes and 561 audit samples and fill-in assays are underway for the entire 98 hole data-set to provide confirmation for the silver distribution at Mirador. A column without silver credits is included for comparison purposes.

Feasibility Details

         Assumptions for the financial conclusions of the feasibility study include the following:

Copper Price      US$1.00/lb                Gold Price        US$400/oz
Silver Price      US$6.50/oz                Discount Rate          8%

         The estimated Indicated Mineral Resources included in the mine plan total approximately 111 Mt grading 0.67% Cu and 0.22 g/t Au (with an average cut-off of 0.4% Cu). Approximately 91 Mt of waste rock will be removed over the mine life, resulting in an average strip ratio of about 0.8:1. The mine plan is based on a contract mining company providing ore to a conventional copper concentrator at a rate of 25,000 t/d (9.125 Mt/a). All facilities are designed for this throughput and operate on a continuous basis, 24 hours/day, 365 days/annum. Average production is estimated to be about 174,000 t/annum of copper concentrate over the mine life of 12 plus years.

         Run-of-mine ore will be crushed in a gyratory crusher. The mill flow sheet selected for Mirador will be a conventional copper-gold porphyry flowsheet, with relatively coarse primary semi-autogenous and ball mill grinding to about 150 um followed by copper rougher flotation, concentrate regrind to 30 um, and cleaner flotation and dewatering. Concentrates produced are predicted to average 29.8% copper at a recovery of 91%. Gold recovery is expected to average 47%. A laboratory analysis of concentrates indicated that no significant deleterious penalty element impurities are present. The concentrate will be trucked via the existing road network in the area to a port facility in Machala for shipment to smelters. Tailings from the process will be impounded in a zero discharge tailings pond; water will be reclaimed from the tailings pond and reused in the process.

         The major infrastructure required to develop the property includes road access upgrades, a run-of-river hydroelectric project and power line. The hydroelectric development is not part of the scope of this study and the supply of power is expected to be through an independent build-own-operate arrangement. A 95 km power line will have to be constructed to connect Mirador to the hydroelectric power station. The power demand of the project is about
28.3 MW. Seasonal variations in the output of the hydroelectric project result in regular purchases of spot power from the existing power grid which is within three kilometres of the project. A 2.7 km access road is needed to connect the plant and administration areas to the existing highway that passes by the property. Access between the plant area and the mine will utilize existing roads, including a new 5 km section to the crusher and pit area. A 10 km overland conveyor will connect the process plant and the crusher. The estimated life-of-mine operating costs are US$3.07/tonne mined or US$5.21/tonne milled. The estimated cash cost to produce a pound of copper for the first five years is approximately US$0.65/pound.

         The feasibility study also identified several potential opportunities to enhance the economics of the project. One area which has been conservatively modeled is pit slopes which average slightly more than 39 degrees. The company is currently carrying out a program of oriented core drilling and geotechnical data collection which is expected to significantly improve the quality of the geotechnical database and potentially allow for steeper pit walls which would reduce the amount of waste rock mined. Additional drilling currently underway at Mirador is aimed at upgrading Inferred Mineral Resources, currently classified as waste within the mine model, to Indicated Mineral Resources so they can be incorporated into the mining plan.

         The Environmental Impact Assessment and Community Consultation processes are continuing at Mirador and documents are planned for submission to the government in late May which should lead to the granting of the required environmental license by late summer.

         In addition, Corriente plans to complete an amendment to the current feasibility study which will look at an expansion of the Mirador project to a throughput capacity of up to 75,000 tonnes/day.


Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

       Not applicable

Item 7   Omitted Information

       Not applicable - no information omitted

Item 8   Executive Officer

       Ken R. Shannon, President and CEO
       (604) 687-0449

Item 9   Date of Report

       April 22, 2005

                                                                    DOCUMENT 12

                                          -------------------------------------
[CORRIENTE RESOURCES INC.                |  Disclosure statements as required  |
GRAPHIC OMITTED]                         |  by National Instrument 43-101 are  |
                                         |  available at our website           |
                                         |  www.corriente.com                  |
                                          -------------------------------------



                                "NEWS RELEASE"


For Immediate Release                                        January 13, 2006
---------------------
Trading Symbol: CTQ-TSX


              CORRIENTE APPOINTS NEW MEMBER TO BOARD OF DIRECTORS

Corriente Resources Inc. announces the appointment of David Unruh to its Board of Directors. Mr. Unruh is a Director of Westcoast Energy Inc. and Union Gas Limited, both Duke Energy companies. Mr. Unruh is also a director of Export Development Canada, Ontario Power Generation Inc., Pacific Northern Gas Ltd., RAV Project Management Ltd., The Wawanesa Mutual Insurance Company, The Wawanesa Life Insurance Company and The Wawanesa General Insurance Company and is a member of the Manitoba Bar Association and the Canadian Bar Association.

Mr. Unruh joined Westcoast Energy Inc. as Senior Vice President, Law and Corporate Secretary in 1993 and continued in that role until March 14, 2002. From March 15, 2002 until his retirement on April 1, 2003, he was Senior Vice President and General Counsel for Duke Energy Gas Transmission's North American operations following which from April 1, 2003 to June 30, 2005 he became a non-executive Vice Chair of both Westcoast Energy Inc. and Union Gas Limited. Prior to his move to British Columbia to join Westcoast Energy, Mr. Unruh practiced business law in Winnipeg, Manitoba most recently as a partner of Aikins, MacAulay & Thorvaldson, Barristers and Solicitors.

"We welcome Mr. Unruh to our Board of Directors. His proven business experience in financing, strategic planning, implementation, mergers and acquisitions and corporate governance at such a senior level will be helpful to the company as we develop our pipeline of copper assets within the Corriente Copper Belt," commented Corriente CEO Kenneth Shannon.

Corriente Resoures Inc. is a Canadian-based copper and copper-gold development and exploration company with interests in mining properties in Ecuador. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt. The belt currently contains three copper and copper-gold porphyry deposits - Mirador, Panantza and San Carlos.


"Ken Shannon"

Kenneth R. Shannon, P. Geo.
Chairman and Chief Executive Officer

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

For further information, please contact Mr. Dan Carriere, Senior
Vice-President at (604) 687-0449



             520 - 800 West Pender Street, Vancouver, B.C. V6E 2V6
       T (604) 687-0449   F (604) 687-0827   Email copper@corriente.com

                                                                    DOCUMENT 13

[CORRIENTE RESOURCES INC.                 -------------------------------------
GRAPHIC OMITTED]                         |  Disclosure statements as required  |
                                         |  by National Instrument 43-101 are  |
                                         |  available at our website           |
                                         |  www.corriente.com                  |
                                          -------------------------------------


                                "NEWS RELEASE"


For Immediate Release                                        January 5, 2006
---------------------
Trading Symbol: CTQ-TSX


     DRILLING TO RESUME IN CORRIENTE COPPER BELT AT MIRADOR NORTE PROJECT

Corriente plans to commence additional drilling at the Mirador Norte project, which is 3 km northwest of the Mirador Project in southeast Ecuador.

The first objective for this round of drilling is to continue to outline additional near-surface, high-grade, enriched copper mineralization that could add to the economic valuation of the adjacent Mirador Project. Mirador Norte has 29 drill holes totaling 6825 metres, with previously released near surface intersections as MN-10 with 31 metres of 1.15% Cu and MN-15 with 24 metres of 1.56% Cu. The second objective is to determine the dimensions of the hypogene mineralized system, which is currently open to the south and east of the Mirador Norte resource. A total of 4000 metres in 30 drill holes is planned to be completed over the next three months.

Additionally, on November 17, 2005, Corriente issued a press release outlining an updated mineral resource estimate for the Mirador deposit which used a 0.40% Cu cutoff grade. To facilitate the resource comparison between the Mirador deposit and the nearby San Carlos and Panantza deposits (see www.corriente.com for related map), which were previously reported using a 0.65% Cu cutoff grade, Corriente has calculated inferred resource totals for Panantza and San Carlos at the 0.40% Cu cutoff grade.

There has been no new drilling or geological studies at Panantza and San Carlos and hence, these resource numbers are recalculations of the original data using a revised cutoff grade of 0.40% Cu. This provides a more realistic assessment of the overall Mineral Resources defined in Corriente's Ecuador copper belt deposits, given the current known economic parameters from the recently completed feasibility study on Mirador. The qualified person for this disclosure is John Drobe, P.Geo, Chief Geologist.

--------------------------------------------------------------------------------
 Mineral         Copper        Gold       Resources at         Resources at
 Deposit       (billions    (millions    0.40% Cu cutoff      0.65% Cu cutoff
                of lbs)      of ozs)      (millions of         millions of
                                            tonnes)              tonnes)
--------------------------------------------------------------------------------
Panantza          5.8          -       Inferred - 395 at       Inferred - 148 at
                                       0.67% Cu and            0.82% Cu
                                       0.08 g/t Au
--------------------------------------------------------------------------------
San Carlos        8.8          -       Inferred - 657 at       Inferred - 230 at
                                       0.61% Cu                0.85% Cu
--------------------------------------------------------------------------------
Mirador           8.6          4       Measured and
(excluding                             Indicated - 438 at
----------
Mirador Norte)                         0.61% Cu and
                                       0.19 g/t Au

                                       Inferred - 235 at       Inferred - 182 at
                                       0.52% Cu and 0.17 g/t   0.76% Cu and
                                       Au                      0.22 g/t Au
--------------------------------------------------------------------------------
Total             23.0         4       Measured and
                                       Indicated - 438 at
                                       0.61% Cu

                                       Inferred - 1,287 at
                                       0.61% Cu
--------------------------------------------------------------------------------


Mineral resources that are not reserves do not demonstrate economic viability. Measured and Indicated Mineral Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling that can be reasonably assumed, but not verified.

The Panantza and San Carlos projects are both at an advanced development stage with preliminary metallurgical studies and scoping studies completed. The two projects share similar geological settings to the Mirador project and are expected to be developed using the same open pit mining, processing technology and infrastructure proposed for Mirador. Both Panantza and San Carlos are open for potential expansion of the known mineralized systems and drilling is planned for later in 2006 to formally update the geological model and resource assessment of both of these projects.

"Ken Shannon"

Kenneth R. Shannon, P. Geo.
Chairman and Chief Executive Officer

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

For further information, please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's Mirador project to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's Management Discussion and Analysis (Risk Factors) for the most recent period as found at www.sedar.com .



             520 - 800 West Pender Street, Vancouver, B.C. V6E 2V6
         T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

                                                                    DOCUMENT 14

                            [CORRIENTE RESOURCES INC.
                                GRAPHIC OMITTED]


            NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
                   OR FOR DISSEMINATION IN THE UNITED STATES


   CORRIENTE RESOURCES INC. ANNOUNCES CLOSING OF $30 MILLION EQUITY OFFERING


Vancouver, BC - December 29, 2005 - Corriente Resources Inc. (TSX - CTQ) announced today that it has closed its offering of 7,605,000 common shares pursuant to its short form prospectus dated December 19, 2005 to raise gross proceeds of $30,039,750. The net proceeds of the offering will be used to fund the further advancement of the Company's Mirador Copper Project in Ecuador, as well as for general working capital purposes.

The underwriting syndicate for the offering was led by Desjardins Securities Inc. and included Canaccord Capital Corporation, CIBC World Markets Inc., Sprott Securities Inc. and Wellington West Capital Markets Inc.

Corriente Resoures Inc. is a Canadian-based copper and copper-gold development and exploration company with interests in mining properties in Ecuador. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt. The belt currently contains three copper and copper-gold porphyry deposits - Mirador, Panantza and San Carlos.


For further information, please contact:

Dan Carriere, Senior Vice-President
Telephone: (604) 687-0449, e-mail: dcarriere@corriente.com

                                                                    DOCUMENT 15

[CORRIENTE RESOURCES INC.                 -------------------------------------
GRAPHIC OMITTED]                         |  Disclosure statements as required  |
                                         |  by National Instrument 43-101 are  |
                                         |  available at our website           |
                                         |  www.corriente.com                  |
                                          -------------------------------------


                                "NEWS RELEASE"
For Immediate Release                                       December 20, 2005
---------------------
Trading Symbol:   CTQ-TSX



              ENVIRONMENTAL IMPACT ASSESSMENT FOR MIRADOR PROJECT

                        SUBMITTED TO ECUADOR GOVERNMENT

The Mirador Environmental Impact Assessment Report (EIA) and all supporting documents have been submitted in Quito to the Ministry of Energy and Mines for Ecuador.

The EIA covers both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. According to Leonardo Elizalde, General Manager for Corriente in Ecuador, "During the lengthy preparation of the EIA, we have worked closely with the Ministry to help ensure that the report meets all required government guidelines and regulations. The Mirador EIA is expected to be one of the most comprehensive documents on social and environmental issues ever submitted to the Mines Ministry in Ecuador." The submittal follows an extensive consultation process with the local communities that was carried out in late November and early December. Approval of the EIA is expected late in the first quarter of 2006.

Discussions regarding purchase and treatment of Mirador copper concentrates are underway and the first round of proposals from interested parties was received in mid-December.

Additionally, Mirador site visits by engineering firms have been completed and the first set of proposals for engineering, procurement and construction are expected to be reviewed early in January 2006.


 "Ken Shannon"

Kenneth R. Shannon, P. Geo.
Chairman and Chief Executive Officer

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

For further information, please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's Mirador project to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's Management Discussion and Analysis (Risk Factors) for the most recent period as found at www.sedar.com.



             520 - 800 West Pender Street, Vancouver, B.C. V6E 2V6
         T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

                                                                    DOCUMENT 16

                            [CORRIENTE RESOURCES INC.
                                GRAPHIC OMITTED]


            NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
                   OR FOR DISSEMINATION IN THE UNITED STATES


      CORRIENTE RESOURCES INC. ANNOUNCES EXERCISE OF UNDERWRITERS OPTION


Vancouver, BC - December 15, 2005 - Corriente Resources Inc. (TSX - CTQ) announced today that the syndicate of underwriters led by Desjardins Securities Inc. and including Canaccord Capital Corporation, CIBC World Markets Inc., Sprott Securities Inc. and Wellington West Capital Markets Inc. have exercised their option to purchase an additional 2,540,000 Common Shares at $3.95 per Common Share which will increase the offering by an additional $10,033,000. Total gross proceeds raised in this offering will be $30,039,750. The offering is expected to close on or about December 29, 2005.

The net proceeds of the offering will be used to fund the further advancement of the Company's Mirador Copper Project in Ecuador, as well as for general working capital purposes.

Corriente Resoures Inc. is a Canadian-based copper and copper-gold development and exploration company with interests in mining properties in Ecuador. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt. The belt currently contains three copper and copper-gold porphyry deposits - Mirador, Panantza and San Carlos.


For further information, please contact:

Dan Carriere, Senior Vice-President
Telephone: (604) 687-0449, e-mail: dcarriere@corriente.com

                                                                    DOCUMENT 17

                            [CORRIENTE RESOURCES INC.
                                GRAPHIC OMITTED]



            NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
                   OR FOR DISSEMINATION IN THE UNITED STATES


          CORRIENTE RESOURCES INC. ANNOUNCES UNDERWRITING COMMITMENTS


Vancouver, BC - December 13, 2005 - Corriente Resources Inc. (TSX - CTQ) announced today that it has entered into an underwriting agreement with a syndicate of underwriters led by Desjardins Securities Inc. and including Canaccord Capital Corporation, CIBC World Markets Inc., Sprott Securities Inc. and Wellington West Capital Markets Inc. to sell 5,065,000 Common Shares at a price of $3.95 per share to raise gross proceeds of $20,006,750 pursuant to a short form prospectus. The underwriters have also been granted an option to purchase up to an additional 2,540,000 Common Shares at the same price, which option may be exercised up to 24 hours prior to Closing.

The net proceeds of the offering will be used to fund the further advancement of the Company's Mirador Copper Project in Ecuador, as well as for general working capital purposes.

The offering is expected to close on or about December 29, 2005.

Corriente Resoures Inc. is a Canadian-based copper and copper-gold development and exploration company with interests in mining properties in Ecuador. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt. The belt currently contains three copper and copper-gold porphyry deposits - Mirador, Panantza and San Carlos.


For further information, please contact:

Dan Carriere, Senior Vice-President
Telephone: (604) 687-0449, e-mail: dcarriere@corriente.com

                                                                    DOCUMENT 18

                            [CORRIENTE RESOURCES INC.
                                GRAPHIC OMITTED]


            NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
                   OR FOR DISSEMINATION IN THE UNITED STATES


              CORRIENTE RESOURCES INC. ANNOUNCES EQUITY FINANCING


Vancouver, BC - December 12, 2005 - Corriente Resources Inc. (TSX - CTQ) announced today that it has filed a preliminary short form prospectus in connection with an overnight marketed public offering (the "Offering") of common shares. The Offering will be conducted through a syndicate of underwriters led by Desjardins Securities Inc. and including Canaccord Capital Corporation, CIBC World Markets Inc., Sprott Securities Inc. and Wellington West Capital Markets Inc. The Offering is subject to certain conditions, including regulatory approval.

The Offering will be priced in the context of the market to raise gross proceeds of $30 million. The net proceeds of the Offering will be used to fund the further advancement of the Company's Mirador Copper Project in Ecuador, as well as for general working capital purposes.

The Offering is expected to close on or about December 29, 2005.

Corriente Resoures Inc. is a Canadian-based copper and copper-gold development and exploration company with interests in mining properties in Ecuador. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt. The belt currently contains three copper and copper-gold porphyry deposits - Mirador, Panantza and San Carlos.


For further information, please contact:

Dan Carriere, Senior Vice-President
Telephone: (604) 687-0449, e-mail: dcarriere@corriente.com

                                                                    DOCUMENT 19

CORRIENTE RESOURCES INC.                  -------------------------------------
520-800 WEST PENDER ST.                  |  Disclosure statements as required  |
VANCOUVER, B.C. V6C 2V6                  |  by National Instrument 43-101 are  |
PH 604 687-0449 FAX 604 687-0827         |  available at our website           |
E-mail: copper@corriente.com             |  www.corriente.com                  |
                                          -------------------------------------


                                "NEWS RELEASE"
For Immediate Release                                        November 17, 2005
---------------------
Trading Symbol:  CTQ-TSX


                    MIRADOR MINE LIFE EXTENDED TO 38 YEARS
           WITH NEW OPTIMIZATION RESULTS FOR STARTER COPPER PROJECT

          o Economics of expansion to 50,000 tonnes per day capacity show Mirador's growth potential

Corriente announces the results of an ongoing optimization study for the starter project at the Mirador copper-gold deposit in Ecuador. This study builds on the 25,000 tonnes per day base case feasibility study which was released in April 2005. The main change in the new work is the incorporation of the results of 52 new drill holes which were completed during the summer and have led to the calculation of a new resource model. The optimization work is based on a Lerchs-Grossmann pit optimization completed by Mine Development Associates of Reno, Nevada and includes a measured and indicated resource of 346,968,000 tonnes at an average grade of 0.62% copper, 0.2 g/t gold and 1.6 g/t silver (with an average cut-off grade of 0.37% Cu). For the purposes of the optimization study, all of the elements of the feasibility study completed in April have been retained (except for reduced pre-stripping associated with the new pit optimizations). Approximately 491 Million tonnes (Mt) of waste rock will be removed over the mine life, resulting in an average strip ratio of about 1.4:1. The initial starter pit will have a 0.53:1 strip ratio containing 101.5 Mt of ore at 0.67% Cu, 0.21 g/t gold and 1.8 g/t silver. The mine plan is based on a contract mining company providing ore to a conventional copper concentrator at a rate of 25,000 tonnes/day (9,125 Mt/a).

                          Starter Project Highlights

     o    The project is forecast to annually produce approximately 131
          Million pounds of copper, 32,000 ounces of gold and 398,000 ounces of silver, during the first five years of production.
     o The mine model indicates a 38 year mine life at a throughput of 25,000 tonnes per day.
     o At a long-term copper price of US$1.10/lb, the study indicates a Pre-Tax Internal Rate of Return (IRR) for the project of 22.6% and a Net Present Value (NPV) of US$224 Million at an 8% discount rate (see Table 1). The Investment Contract with the Government of Ecuador will determine the final tax regime for the project, so after-tax numbers are not being presented here.
     o The capital cost for the project is US$195 Million (reflecting reduced pre-strip with the new mine plan).
     o The Environmental Impact Assessment documentation is scheduled for submission in early December 2005.

This optimization work demonstrates improved economics of our starter project which is planned as the platform for later expansions at Mirador and development of Panantza-San Carlos and other copper projects controlled by Corriente in the Corriente Copper Belt district.

As copper prices are currently significantly higher (November 16, 2005 LME Spot is $US1.97/lb) than the base case price of US$1.10/lb being used in this study, Table 1 has been prepared, which shows various pre-tax IRR and NPV values for the project (including gold and silver credits with prices set at $US425/oz for gold and $US6.50/oz for silver and an 8% discount rate). Pre-tax cash flows projected for the first four years are shown in Table 2. See an online copy of this news release at www.corriente.com for a link to additional pre-tax cash flow information.

                                    Table 1
                 Internal Rate of Return and Net Present Value
                             (Pre-Tax, All Equity)

      --------------------------------------------------------------------------
                    Mirador project @ 25,000 tonnes per day
      --------------------------------------------------------------------------
                Cu price                 Pre-Tax IRR            Pre-Tax NPV
                ($US/lb)                                         (millions)
      ------------------------------------------------- ------------------------
                $US1.00                     15.8%                 $US 111
      -------------------------------- ---------------- ------------------------
                $US1.10                     22.6%                 $US 224
      -------------------------------- ---------------- ------------------------
                $US1.20                     28.8%                 $US 337
      -------------------------------- ---------------- ------------------------
                $US1.45                     43.1%                 $US 620
      -------------------------------- ---------------- ------------------------

With the results of the optimization study showing a robust project, Corriente intends to move forward with development of the 25,000 tonnes per day starter project at Mirador.

                                    Table 2
                    Projected Free Cash Flow - Years 1 to 4
                             (Pre-Tax, All Equity)

       -------------------------------------------------------------------------
                    Mirador project @ 25,000 tonnes per day

       -------------------------------------------------------------------------
                                  ($US 000's)
       -------------------------------------------------------------------------
          Cu price        Year 1     Year 2      Year 3     Year 4      Total
          ($US/lb)
       -------------------------------------------------------------------------
           $US1.00       $ 44,598   $ 55,733    $ 42,819   $ 29,079    $172,229
       -------------------------------------------------------------------------
           $US1.10       $ 56,947   $ 69,326    $ 55,634   $ 40,937    $222,304
       -------------------------------------------------------------------------
           $US1.45       $100,171   $116,899    $100,486   $ 80,009    $397,565
       -------------------------------------------------------------------------
           $US1.75       $137,220   $157,677    $138,931   $113,961    $547,789
       ------------------------------------------------------------------------

As an indication of the growth potential of the project Corriente has prepared an internal cash flow projection for an overall mine plan that allows for an expansion to a capacity of 50,000 tonnes per day with construction underway in year five. This expansion would require a twinning of the concentrator, use the same infrastructure layout, and the same pit model and geological resources used in the starter project feasibility study. This overall mine plan is projected to generate a 24% pre-tax IRR and an NPV of $US 349 Million at an 8% discount rate using a copper price of $US 1.10/lb. The capital cost of the expansion is estimated to be approximately $US 100 million. Costing for the expansion cash flow was done by factoring and the results will be amended in the next few months as the proposed costs will undergo a detailed engineering review.

According to Tom Milner, President of the Company, "The upgraded Mirador measured and indicated resources improve the economics of the 25,000 tonnes per day base case and provide justification to expand the Mirador project to 50,000 tonnes per day with a 20 year mine life. We will continue to pursue identified opportunities for improved efficiencies and reduced costs, as our engineering and pre-construction work continues on schedule."

Financing for
the project is planned during the first half of 2006 and issuance of the Mining Permit is targeted for early in the second quarter following approval of the EIA.

Tabulation of the revised project resources at Mirador using a cut-off of 0.40%Cu is set out in Table 3 below. This work was carried out by Mine Development Associates (Reno, NV) under the direction of Steve Ristorcelli, P.Geo., C.P.G., an independent Qualified Person as defined by NI 43-101. The resource estimate is based on 142 drill holes totaling 36,284 metres of core. See an online copy of this news release at www.corriente.com for a link to the detailed results of these drill holes.



                                                Table 3
                                       Revised Mirador Resources
 ----------------------------------------------------------------------------------------------------
                                       Cu Cut-off Grade of 0.40%
 ----------------------------------------------------------------------------------------------------
    Class       Tonnes         Cu         Cu(%)      Au(oz)     Au (g/t)      Ag (oz)    Ag (g/t)
                (000's)    lbs (000's)
 ----------------------------------------------------------------------------------------------------
   Measured      56,210       753,000      0.65      360,000       0.21      2,770,000    1.6
 ----------------------------------------------------------------------------------------------------
  Indicated     385,060     5,134,000      0.60    2,380,000       0.19     18,760,000    1.5
 ----------------------------------------------------------------------------------------------------
   Inferred     235,400     2,708,000      0.52    1,250,000       0.17      9,900,000    1.3
 ----------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------
                           Previous Resources from September 2004 Disclosure
 ----------------------------------------------------------------------------------------------------
  Indicated     310,000                    0.65                    0.20
 ----------------------------------------------------------------------------------------------------
   Inferred     315,000                    0.56                    0.17
 ----------------------------------------------------------------------------------------------------


Resource classifications conform to CIM standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral resources that are not reserves do not demonstrate economic viability. Measured and Indicated Mineral Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling that can be reasonably assumed, but not verified.

An independent report for the resource estimate, by Mine Development Associates, will be posted on the Corriente Website within 30 days. Disclosure as required by NI 43-101 is available at www.sedar.com for the current Technical Report dated October 22, 2004.

Mirador is one of the few new, sizeable copper projects available for near-term production. Beyond the Mirador project, Corriente has a unique pipeline of copper resource development projects which could keep production rates in the Corriente Copper Belt district growing for over a decade. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

The Company will host a conference call to discuss the results of this optimization work on Thursday, November 17, 2005 at 1:15 PM Pacific or 4:15 PM Eastern Standard Time. Live Conference Access numbers are (416) 849-7326 and
(888) 848-5559. The participant passcode is 7436542# for the conference call. Playback Access (passcode: 7980673#) is available until November 30, 2005 at
(416) 849-7326.

"Ken Shannon"

Kenneth R. Shannon, P. Geo.
CEO
Qualified Person for this Disclosure

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

 For further information please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's Mirador project to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's Management Discussion and Analysis (Risk Factors) for the period ended September 30, 2005 as found at www.sedar.com.

                                                                    DOCUMENT 20

CORRIENTE RESOURCES INC.                  -------------------------------------
520-800 WEST PENDER ST.                  |  Disclosure statements as required  |
VANCOUVER, B.C. V6C 2V6                  |  by National Instrument 43-101 are  |
PH 604 687-0449 FAX 604 687-0827         |  available at our website           |
E-mail: copper@corriente.com             |  www.corriente.com                  |
                                          -------------------------------------

                                "NEWS RELEASE"
For Immediate Release                                        September 19, 2005
---------------------
Trading Symbol:   CTQ-TSX

        SENIOR COPPER MINING EXECUTIVE APPOINTED PRESIDENT OF CORRIENTE

Ken Shannon is pleased to announce that Mr. Tom Milner (P.Eng.) has agreed to join the growing management team at Corriente as President. Most recently, Mr. Milner was Chief Operating Officer for Taseko Mines Ltd., with responsibility for the successful 2004 restart of the open pit copper-molybdenum Gibraltar Mine located in south central B.C. The Gibraltar Mine mills 35,000 tonnes of ore per day, grading 0.3% copper with molybdenum credits, with an overall mining rate of 115,000 tonnes per day. In addition to extensive operations experience at Gibraltar, Mr. Milner was President of Brinco Coal Corporation, with responsibility for developing the Quinsam Coal Mine on Vancouver Island from the feasibility study stage through environmental approvals, permitting, construction and operations. Other experience includes Senior Consultant with Marcopper Mining Corporation in the Philippines and Chief Engineer during the construction and start-up of Equity Silver Mining Corporation in British Columbia. Mr. Milner has a Bachelors Degree in Civil Engineering from Carleton University and a Masters Degree in Mining Engineering which he obtained at McGill University in 1972. Ken Shannon will remain as CEO and Chairman and Ron Simkus as Senior Vice-President, Mining at Corriente.

Ken Shannon comments, "Mr. Milner's experience in the start-up phase of project development will be directly applicable to Corriente's plan to bring the Mirador copper-gold project into production. The combination of Tom Milner and Ron Simkus in our mining team gives Corriente the skill and experience necessary to guide the building of the Corriente Copper Belt into a major mining district, beginning with the starter operation at Mirador."

Following a recent site visit to Ecuador to review the project, Mr. Milner said "Mirador is a project that has key attributes for a successful open pit copper operation and exploration has identified additional geological resources that will enable significant expansion within the district. I am excited to be part of the team dedicated to the growth of Corriente."

Mr. Milner is expected to start his new assignment in September and will have input into the ongoing optimization study at Mirador which is expected to be completed in October. The optimization work is currently focused on a new resource calculation which is being carried out by an independent engineering group in Reno, Nevada. Following completion of the resource calculation, the open pit design and mine plan will be updated and optimized. Corriente plans to host a conference call in the weeks ahead to introduce Mr. Milner to shareholders and the investment community.


"Kenneth R. Shannon"

Kenneth R. Shannon, CEO and Chairman


    The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.
 For further information please contact Mr. Dan Carriere, Senior Vice-President

                                                                    DOCUMENT 21

CORRIENTE RESOURCES INC.                  -------------------------------------
520-800 WEST PENDER ST.                  |  Disclosure statements as required  |
VANCOUVER, B.C. V6C 2V6                  |  by National Instrument 43-101 are  |
PH 604 687-0449 FAX 604 687-0827         |  available at our website           |
E-mail: copper@corriente.com             |  www.corriente.com                  |
                                          -------------------------------------

                                "NEWS RELEASE"
For Immediate Release                                          August 08, 2005
---------------------
Trading Symbol:   CTQ-TSX

              OPTIMIZATION DRILLING COMPLETED AT MIRADOR PROJECT

          o Geological modeling significantly improved with new data

The most recent round of drilling at Mirador has been completed with 51 additional holes drilled since the 90 drill holes utilized in the Mirador April 2005 feasibility study. Assays from the new drill holes will be released as they become available.

Data from these holes has significantly improved the quality of the geological interpretation that can be modeled at Mirador. The ongoing modeling process is expected to lead to an increase in the resource grade at Mirador. In-fill drilling has provided increased resolution as to the distribution of high grade supergene copper mineralization which will allow for an expansion of this zone from the April 2005 feasibility study which made conservative assumptions in the absence of more comprehensive drill hole data. Secondly, the increased drilling has resulted in a more detailed understanding of the distribution of low grade and unmineralized zones which were incorporated into the previous resource calculation. This improved interpretation will allow more of the low grade and unmineralized material to be modeled separately from the potentially mineable blocks and increase grade and associated cash flow at Mirador. An independent review of this modeling process has just been successfully completed and it is expected that the revised geological model will be finished in two weeks.

The next step in the Mirador optimization study will be to complete a new resource calculation before the end of September. Geotechnical studies to help with revised pit slope estimation continue at Mirador, with surface mapping being completed for the south part of the planned pit area. As part of this same effort, a study to review the topography and natural slope angles will start shortly. The purpose of this study is to allow steeper pit walls, ultimately reducing the stripping ratio for the mine model and lowering overall mining costs for the Mirador project.

According to Ron Simkus, Senior Vice President of Mining, "Corriente management continues to be impressed with the results of the optimization study and expects to see further improvements in the Mirador starter project economics as a consequence of this work. Significant improvements to the resource model and to the geotechnical design of the pit walls will result in enhanced productivity and reduced costs for the mining operation.

Mirador is one of the few new, sizeable copper projects in the World available for near-term production. Mirador will soon be in prime position to respond to the looming, world-wide shortfall in supplies of clean copper concentrates. Beyond the Mirador Mine, Corriente has a unique pipeline of copper resource development projects which could keep production rates in the Corriente Copper Belt district growing for over a decade."

"Kenneth R. Shannon"

Kenneth R. Shannon, President
Qualified Person for the Purpose of this Release

      The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.
 For further information please contact Mr. Dan Carriere, Senior Vice-President

                                                                    DOCUMENT 22

CORRIENTE RESOURCES INC.                  -------------------------------------
520-800 WEST PENDER ST.                  |  Disclosure statements as required  |
VANCOUVER, B.C. V6C 2V6                  |  by National Instrument 43-101 are  |
PH 604 687-0449 FAX 604 687-0827         |  available at our website           |
E-mail: copper@corriente.com             |  www.corriente.com                  |
                                          -------------------------------------

                                "NEWS RELEASE"

For Immediate Release                                             July 06, 2005
---------------------
Trading Symbol:  CTQ-TSX


               HIGH-GRADE COPPER INTERSECTED AT MIRADOR PROJECT

     o Optimization study exceeds expectations, including silver credits, increases in pit wall slope and geological modeling

Recent Mirador drilling results indicate the presence of significant high-grade secondary copper mineralization within the area of the first phase pit shell that was modeled in the feasibility study completed in April of this year. The best results are from hole M-116 which intersected 58 metres of 1.94% enriched copper and 0.33 g/t gold starting at 58 metres depth below a leached cap. The hole then continued in primary copper mineralization for an additional 269 metres assaying 0.66% Cu and 0.17 g/t gold. To date, this is the best zone of high-grade copper mineralization that has been encountered in the drilling at Mirador and these results will be incorporated into the optimization study that is underway at Mirador to refine the recently completed feasibility study. The results available from this release include 13 new drill holes totaling 2,936 metres (detailed assays and a plan map showing the location of the drill holes is available at www.corriente.com).

Optimization of the Mirador project's geological modeling is proceeding better than planned, where the new information gathered from the current round of drilling will be used to prepare a more accurate geological model for Mirador. Additionally, re-assaying of previous core samples for silver is complete and the data is now compiled and available for block modeling purposes so that silver revenue can be fully incorporated into the Mirador project cash flow. The revised model will indicate the boundaries of units with increased accuracy and will be helpful in making a clear distinction between mineralized and un-mineralized geological units. Such work has the potential to increase the copper grade at Mirador and this modeling should be completed during July 2005. Following completion of the geological model, the next step will be to complete a new resource calculation and mine model.

Geotechnical work has been reviewed for the optimization study and we have had success on the northern portion of the planned pit where new oriented drill core, geotechnical core logging and surface mapping has led to a structural model which allows for increased pit slopes. Additional surface mapping will be carried out shortly to collect more geotechnical information which is needed to prepare a similar structural model for the south pit wall area. The purpose of this program is to allow steeper pit walls which will ultimately reduce the stripping ratio for the mine model and lower mining costs.

According to Ken Shannon, President of the Company (and Qualified Person for this disclosure), "The results of our current work on the starter project optimization study are exceeding management expectations and we are confident that this will lead to significantly improved project economics at Mirador. We have received several serious proposals to participate in the development of our projects in Ecuador. We are continuing these discussions and we are also moving the project forward independently towards a production decision."

Mirador remains one of the only significant new copper projects in the world available for near term production. As well, it has significant potential for growth and the current drilling which is being carried out on the project will be utilized to enhance expanded production scenarios with up to three times the copper output of the starter project (annual copper production of approximately 200,000 tonnes). Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt. The Belt extends over a 20 x 80 kilometre area in southeast Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos. Six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Kenneth R. Shannon"

Kenneth R. Shannon, President


    The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.
 For further information please contact Mr. Dan Carriere, Senior Vice-President

                                                                    DOCUMENT 23

CORRIENTE RESOURCES INC.                  -------------------------------------
520-800 WEST PENDER ST.                  |  Disclosure statements as required  |
VANCOUVER, B.C. V6C 2V6                  |  by National Instrument 43-101 are  |
PH 604 687-0449 FAX 604 687-0827         |  available at our website           |
E-mail: copper@corriente.com             |  www.corriente.com                  |
                                          -------------------------------------

                                "NEWS RELEASE"

For Immediate Release                                              May 19, 2005
---------------------
Trading Symbol:   CTQ-TSX


            OPTIMIZATION WELL UNDERWAY AT MIRADOR PROJECT, ECUADOR

Following completion of the feasibility study for the starter project at Mirador announced in April, Corriente has initiated an optimization study to take advantage of some of the opportunities that were identified during the feasibility work. The optimization will look at the following ideas:

     o steeper pit walls. Current slopes average 39 degrees and options up to 45 degrees are being reviewed.
     o conversion of inferred tonnes within the pit to ore (currently characterized as waste).
     o silver revenue in the mine model. Silver and gold were not used in the feasibility pit design and now can be incorporated into the model.
     o other enhancements such as extending the pit below 1050 metres elevation that can materially improve the starter project economics.

As part of this work, a program of 31 holes totaling 7653 metres was just completed (detailed assays for the first 20 holes and a plan map of the drilling is available at www.corriente.com). The focus of the drilling at Mirador for this series of holes was two-fold. The first goal was to drill holes around the low-grade margin of the proposed open pit to test the geotechnical characteristics of the pit margins using oriented drill core. This drilling has provided a good data base of new structural information which will be used as part of an effort to redesign pit shells with steeper slopes. This would mean more mineable material in the pit and less waste tonnes, which ultimately leads to a lower mining cost.

The second goal of this drill program was to provide in-fill assays so that resources that had been classified as inferred in the starter project block model could be upgraded to indicated status and be included in the economic analysis of the project. Success with this program means that blocks within the modeled pit that contained copper values above cut-off grade, but were directed to the waste dump at a mining cost, will now be able to be sent to the mill and generate revenue. Assays from the new drill holes have provided confirmation of the block model as there is a good correlation between predicted and observed grades. In the northeast area of the planned pit, there were three drill holes that intersected higher grade mineralization than predicted in the feasibility study block model and it is expected that this area will provide more copper than planned in the mine model. Highlights of the latest drilling include holes M-95 with 217 metres of 0.69% copper and
0.25 g/t gold, M-98 with 123 metres of 0.79% copper and 0.29 g/t gold, and M-106 with 281 metres of 0.74% copper and 0.33 g/t gold.

Re-assaying of previous core samples for silver is complete and the data is now compiled and available for block modeling purposes so that silver revenue can be fully incorporated into the model. Drilling has restarted at Mirador in a new phase of work which is targeted at the starter pit area. The purpose of this drilling is to provide better definition of the resources which will be processed during the first three years of mine life. An additional target of this work will be high-grade secondary copper mineralization which was modeled conservatively in the feasibility study because of the lack of closely spaced drilling. Outlining more of this mineralization within the planned pit is especially attractive because much of it has grades in excess of 1% copper. A total of 18 holes are currently planned for this program.

According to Ken Shannon, President of the Company (and Qualified Person for this disclosure), "Discussions with potential mining partners for this project continue with due diligence trips to the site and visits to our data room. Talks are also ongoing with smelting partners and an independent consultant has been retained to provide advice on the marketing of our copper concentrate."

Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt. The Belt extends over a 20 x 80 kilometre area in southeast Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos. Six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Kenneth R. Shannon"

Kenneth R. Shannon, President

    The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.
 For further information please contact Mr. Dan Carriere, Senior Vice-President

                                                                    DOCUMENT 24

CORRIENTE RESOURCES INC.                  -------------------------------------
520-800 WEST PENDER ST.                  |  Disclosure statements as required  |
VANCOUVER, B.C. V6C 2V6                  |  by National Instrument 43-101 are  |
PH 604 687-0449 FAX 604 687-0827         |  available at our website           |
E-mail: copper@corriente.com             |  www.corriente.com                  |
                                          -------------------------------------

                                "NEWS RELEASE"

For Immediate Release                                            April 14, 2005
---------------------
Trading Symbol:   CTQ-TSX

                POSITIVE FEASIBILITY STUDY COMPLETED ON MIRADOR
                COPPER-GOLD STARTER PROJECT, SOUTHEAST ECUADOR

          o Starter project to open up major new copper-gold district

Corriente announces the completion of a positive feasibility study at the Mirador project which confirms the economics of a 25,000 tonne/day open pit milling operation. The prime consultant for the study is AMEC Americas Limited, who completed the resource estimation, the metallurgical studies and the mine model. The zero discharge tailings facility was designed by Knight Piesold Ltd. and Merit Consultants International Inc. prepared the final capital cost. The Indicated Mineral Resources internal to the pit are estimated to be 111 Million tonnes at an average grade of 0.67% copper and
0.22 g/t gold (with an average cut-off of 0.4% Cu). Mirador represents one of the only significant greenfield copper-gold projects in the world which can be ready for construction within the next twelve months. The project will now move into the financing stage and proposals are being considered from both lending institutions and potential mining partners. For the equity component of the project, Corriente will consider the sale of a portion of Mirador. In addition, Corriente plans to complete an amendment to the current feasibility study which will look at an expansion of the starter project to a throughput of up to 75,000 tonnes/day to optimize the large resource base. An optimization study completed last October showed steadily improving economics as the ore throughput was increased.

                            Feasibility Highlights

     o The project is forecast to annually produce approximately 128 Million pounds of copper, 32,000 ounces of gold and 395,000 ounces of silver, during the first five years of production

     o    The mine model indicates a 12 year mine life

     o At a long term copper price of US$1.00/lb the study indicates a Pre-Tax Internal Rate of Return for the project of 15.5% and a Net Present Value of US$78 Million

     o At US$1.45/lb which is near the current price of copper, the study indicates a Pre-Tax Internal Rate of Return for the project of 40% and a Net Present Value of US$419 Million

     o    The capital cost for the project is US$204 Million

     o The application for the Environmental License is expected to be submitted by the end of May

The initial 25,000 tpd development phase for the Mirador project is able to support the infrastructure requirements of a large copper operation and includes allowances for expansion in the future. For example, the tailings site has up to three times the required storage capacity, meaning the operation can expand significantly in size without needing to locate new tailings facilities. As part of the expansion study, diamond drilling is currently underway at Mirador with the objective of outlining additional mill feed. This drilling is taking place within the estimated 310 Million tonnes of Indicated Mineral Resources (0.65% Cu and 0.2 g/t Au) and 315 Million tonnes of Inferred Mineral Resources that were announced in late September 2004. Ken Shannon, President of Corriente (and Qualified Person for this disclosure) commented, "The positive feasibility study confirms the economics of our starter project which can serve as the platform for an expanded operation at Mirador and ultimately the district. With completion of this important milestone, we have moved Mirador another step toward the start of production. We are seeking the most optimum proposal to finance the project and plan for construction to start as soon as practical." The feasibility study will be available in final report form within 30 days and will be posted to www.sedar.com, as well as www.corriente.com. As copper prices are currently significantly higher than the modeled US$1.00/lb, a table has been prepared which shows the pre-tax IRR and NPV of the project at higher copper prices (including gold and silver credits). Most of the project's capital costs and operating costs have been set at current price levels except for shipping, smelting and refining which were projected as long term averages in an independent marketing study carried out by Butterfield Mineral Consultants.

--------------------------------------------------------------------------------
   Copper Price    Pre-Tax     After-       Pre-Tax NPV      Pre-Tax IRR -
                     IRR      Tax IRR                          no silver
--------------------------------------------------------------------------------
     $US1.00       15.5%       13.4%       $US78,000,000         14.3%
--------------------------------------------------------------------------------
     $US1.15       24.6%       21.4%      $US191,000,000         23.6%
--------------------------------------------------------------------------------
     $US1.30       32.6%       28.2%      $US305,000,000         31.8%
--------------------------------------------------------------------------------
     $US1.45       40.0%       34.4%      $US419,000,000         39.2%
--------------------------------------------------------------------------------

Cautionary Note: Silver grade estimates based on feasibility metallurgical studies have been used for this cash flow as silver is not included in the current resource model. The silver distribution database is from 42 drill holes and 561 audit samples and fill-in assays are underway for the entire 98 hole data-set to provide confirmation for the silver distribution at Mirador. A column without silver credits is included for comparison purposes.

                              Feasibility Details

Assumptions for the financial conclusions of the feasibility study include the following:

Copper Price        US$1.00/lb                Gold Price        US$400/oz
Silver Price        US$6.50/oz                Discount Rate          8%

The estimated Indicated Mineral Resources included in the mine plan total approximately 111 Mt grading 0.67% Cu and 0.22 g/t Au (with an average cut-off of 0.4% Cu). Approximately 91 Mt of waste rock will be removed over the mine life, resulting in an average strip ratio of about 0.8:1. The mine plan is based on a contract mining company providing ore to a conventional copper concentrator at a rate of 25,000 t/d (9.125 Mt/a). All facilities are designed for this throughput and operate on a continuous basis, 24 hours/day, 365 days/annum. Average production is estimated to be about 174,000 t/annum of copper concentrate over the mine life of 12 plus years.

Run-of-mine ore will be crushed in a gyratory crusher. The mill flow sheet selected for Mirador will be a conventional copper-gold porphyry flowsheet, with relatively coarse primary semi-autogenous and ball mill grinding to about 150 um followed by copper rougher flotation, concentrate regrind to 30 um, and cleaner flotation and dewatering. Concentrates produced are predicted to average 29.8% copper at a recovery of 91%. Gold recovery is expected to average 47%. A laboratory analysis of concentrates indicated that no significant deleterious penalty element impurities are present. The concentrate will be trucked via the existing road network in the area to a port facility in Machala for shipment to smelters. Tailings from the process will be impounded in a zero discharge tailings pond; water will be reclaimed from the tailings pond and reused in the process.

The major infrastructure required to develop the property includes road access upgrades, a run-of-river hydroelectric project and power line. The hydroelectric development is not part of the scope of this study and the supply of power is expected to be through an independent build-own-operate arrangement. A 95 km power line will have to be constructed to connect Mirador to the hydroelectric power station. The power demand of the project is about
28.3 MW. Seasonal variations in the output of the hydroelectric project result in regular purchases of spot power from the existing power grid which is within three kilometres of the project. A 2.7 km access road is needed to connect the plant and administration areas to the existing highway that passes by the property. Access between the plant area and the mine will utilize existing roads, including a new 5 km section to the crusher and pit area. A 10 km overland conveyor will connect the process plant and the crusher. The estimated life-of-mine operating costs are US$3.07/tonne mined or US$5.21/tonne milled. The estimated cash cost to produce a pound of copper for the first five years is approximately US$0.65/pound.

The Mirador feasibility study has identified several potential opportunities to enhance the economics of the project. One area which has been conservatively modeled is pit slopes which average slightly more than 39 degrees. Corriente is currently carrying out a program of oriented core drilling and geotechnical data collection which is expected to significantly improve the quality of the geotechnical database and potentially allow for steeper pit walls which would reduce the amount of waste rock mined. Additional drilling currently underway at Mirador is aimed at upgrading Inferred Mineral Resources, currently classified as waste within the mine model, to Indicated Mineral Resources so they can be incorporated into the mining plan.

The Environmental Impact Assessment and Community Consultation processes are continuing at Mirador and documents are planned for submission to the government in late May which should lead to the granting of the required environmental license by late summer.

Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt. The Belt extends over a 20 x 80 kilometre area in southeast Ecuador and is one of the only new undeveloped copper districts available in the world today. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

The Company will host a conference call to discuss the results of the feasibility study on Thursday, April 14, 2005 at 8 am pacific and 11 am eastern time. Live Conference Access numbers are 416-695-5259 or 1-888-789-0150. Instant Replay Access is available until April 28, 2005 at 416-695-5275.


"Kenneth R. Shannon"

Kenneth R. Shannon, President

    The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.
 For further information please contact Mr. Dan Carriere, Senior Vice-President

                                                                    DOCUMENT 25

CORRIENTE RESOURCES INC.                  -------------------------------------
520-800 WEST PENDER ST.                  |  Disclosure statements as required  |
VANCOUVER, B.C. V6C 2V6                  |  by National Instrument 43-101 are  |
PH 604 687-0449 FAX 604 687-0827         |  available at our website           |
E-mail: copper@corriente.com             |  www.corriente.com                  |
                                          -------------------------------------

                                "NEWS RELEASE"

For Immediate Release                                         February 21, 2005
---------------------
Trading Symbol:   CTQ-TSX


        MANAGER OF CONSTRUCTION APPOINTED FOR MIRADOR COPPER PROJECT AS

                         FEASIBILITY NEARS COMPLETION

Corriente has appointed Mr. Joseph Rokosh (P.Eng.) of Merit Consultants as Project Manager to prepare Mirador for construction. Mr. Rokosh has an extensive background in project management, including 10 years in Peru with Southern Peru Copper and most recently as contract manager for a $300 Million chemical plant in China for Bechtel Corporation. While in Peru, Mr. Rokosh supervised numerous mining related construction projects, including a copper concentrator, rail bridge crossing, gas turbine power plant, river diversion and a $152 Million copper SX-EW facility. On the Peru projects, Mr. Rokosh was able to deliver both high quality engineering and a safe working environment for the employees.

Mr. Rokosh comments "I have been pleasantly surprised at the quality of infrastructure available to Mirador and in addition, I have encountered a level of engineering and construction skills in Ecuador which will be extremely helpful in moving this project forward". Following completion of the 25,000 tonne/day starter project feasibility study at Mirador which is scheduled for the end of the first quarter, Mr. Rokosh will focus on advancing the project to the construction phase. The Environmental Impact Assessment for the project is ongoing and expected to be submitted during the second quarter of 2005.

Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt. The Belt extends over a 20 x 80 kilometre area in southeast Ecuador and is one of the only new undeveloped copper districts available in the world today. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.


"Kenneth R. Shannon"

Kenneth R. Shannon, President


    The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.
 For further information please contact Mr. Dan Carriere, Senior Vice-President

                                                                    DOCUMENT 26

CORRIENTE RESOURCES INC.                  -------------------------------------
520-800 WEST PENDER ST.                  |  Disclosure statements as required  |
VANCOUVER, B.C. V6C 2V6                  |  by National Instrument 43-101 are  |
PH 604 687-0449 FAX 604 687-0827         |  available at our website           |
E-mail: copper@corriente.com             |  www.corriente.com                  |
                                          -------------------------------------

                                "NEWS RELEASE"

For Immediate Release                                          February 7, 2005
---------------------
Trading Symbol:   CTQ-TSX


                   CONCENTRATOR TECHNICAL SERVICES AGREEMENT

                             SIGNED WITH OUTOKUMPU

Corriente has signed a multi-part agreement with Outokumpu Technology Minerals OY to provide technical services for the Mirador copper-gold concentrator facility. This agreement covers a number of areas, including the primary crusher, mill and concentrate storage facilities. Outokumpu is one of the largest suppliers of copper flotation circuits in the world and manufactures much of the equipment that will be utilized at the Mirador site. The first phase of this agreement is underway and calls for Outokumpu to provide a process flow sheet review and cost estimate for the copper concentrator at the planned 25,000 tonne/day starter project at Mirador. The copper output of this initial project is approximately 58,000 tonnes (equals 128,000,000 pounds) of copper per year over the first five years of the project. The starter project is the subject of an ongoing feasibility study expected to be completed by the end of the first quarter. The second stage of this agreement will move the concentrator into the pre-engineering phase and will include a review of a 50,000 tonne/day expansion scenario. The expansion will allow for a total project capacity of 75,000 tonnes/day with both circuits in operation.

Ultimately, this agreement leads to Corriente being able to negotiate with Outokumpu a turn-key contract for construction which will aid our associated debt financing of the concentrator facility.

Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt. The Belt extends over a 20 x 80 kilometre area in southeast Ecuador and is one of the only new undeveloped copper districts available in the world today. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos. Additional exploration activities will be ongoing as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.


"Kenneth R. Shannon"

Kenneth R. Shannon, President

    The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.
 For further information please contact Mr. Dan Carriere, Senior Vice-President

                                                                    DOCUMENT 27

CORRIENTE RESOURCES INC.                  -------------------------------------
520-800 WEST PENDER ST.                  |  Disclosure statements as required  |
VANCOUVER, B.C. V6C 2V6                  |  by National Instrument 43-101 are  |
PH 604 687-0449 FAX 604 687-0827         |  available at our website           |
E-mail: copper@corriente.com             |  www.corriente.com                  |
                                          -------------------------------------

                                 "NEWS RELEASE"

For Immediate Release                                          January 11, 2005
---------------------
Trading Symbol:   CTQ-TSX



                 MIRADOR COPPER DEPOSIT: STARTER PROJECT UPDATE

        o Alternate Tailings Pond and Mill locations selected to provide significant upside to project and allow for future expansion

Work to date on the feasibility study has established the key components of the metallurgical performance and resource base required to support the 25,000 tonne/day starter operation at the Mirador copper-gold project. The last stages of the feasibility study have been focused on optimization of capital and operating costs. Additional work has also been carried out on future opportunities for the project. One of these opportunities has led to a review of an alternative proposed tailings pond site located near the main access highway to the west of the Mirador Project in southern Ecuador. This review, which was carried out in December, compared the potential changes to capital and operating costs and environmental and social impacts of the new site versus the current plan to have all facilities located above the open pit. The review has concluded that instead of offering a minor improvement to the Mirador project, the new tailings site would significantly enhance the economics and in fact suggests that the mill could be moved to the same location for even greater efficiencies of operation. This relocation would establish most of the mine infrastructure near the main interprovincial highway and power line, providing improved transportation access for parts, consumables, staff and trucking of copper concentrate to the coast.

Peter Lighthall, VP of Mining, AMEC Earth and Environmental, commented "This new site appears to have potential for a material positive impact on both the capital and operating costs at Mirador, with co-incident reduced impacts on biodiversity and the environment".

Given the positive nature of this change, Corriente is amending the feasibility study to incorporate this new location for the tailings pond and mill. This change should allow for the completion of the feasibility study during the first quarter. Corriente will confirm the geotechnical suitability of the site for this proposed tailings pond and amend the Environmental Impact Assessment, which is currently nearing completion. Corriente CEO, Ken Shannon, says "We are pleased to have this opportunity to add additional economic value to the starter project at Mirador and to continue to strengthen the social and environmental aspects of the project. The new site also provides abundant room for potential project expansion in the future so that larger throughputs at the Mirador project will be able to use this same infrastructure."

Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt. The Belt extends over a 20 x 80 kilometre area in southeast Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos. Six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.


"Kenneth R. Shannon"


Kenneth R. Shannon, President


        The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.
 For further information please contact Mr. Dan Carriere, Senior Vice-President

                                                                    DOCUMENT 28

                            CORRIENTE RESOURCES INC.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Corriente Resources Inc. (the "Company") will be held at the offices of Bull, Housser & Tupper, Evergreeen Boardroom, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia, on Monday, May 9, 2005 at 10:00 a.m. for the following purposes:

         (a) to receive the financial statements of the Company for the fiscal year ended December 31, 2004 and the report of the auditors thereon;

         (b) to appoint auditors and to authorize the Directors to fix their remuneration;

         (c)      to elect Directors;

         (d) to consider a resolution to approve an extension of the exercise period for certain options held by two insiders; and

         (e) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

         Registered shareholders who are unable to attend the meeting are requested to read the notes included in the enclosed form of Proxy and then to complete, date, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

         DATED at Vancouver, British Columbia, as of March 31, 2005.

                                          BY ORDER OF THE BOARD

                                          /s/ Darryl Jones

                                          Darryl Jones,
                                          Chief Financial Officer
                                          and Corporate Secretary



================================================================================
If you are a non-registered shareholder of the Company and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. Failure to do so may result in your shares not being eligible to be voted at the meeting.
================================================================================

                                                                    DOCUMENT 29

                                     Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS (the "Meeting") OF CORRIENTE RESOURCES INC. (the "Company")

TO BE HELD AT THE OFFICES OF BULL, HOUSSER & TUPPER, EVERGREEN BOARDROOM, 30TH FLOOR, 1055 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON MONDAY, MAY 9, 2005 AT 10:00 AM


The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints Kenneth Shannon, President of the Company, or, failing him, Darryl Jones, Chief Financial Officer of the Company, or, in the place of the foregoing, _______________________________, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the Meeting or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.


(continued from above)


Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)
                                                          For           Withhold

1.    To elect Richard P. Clark as a Director           ________     ___________
2.    To elect Leonard Harris as a Director             ________     ___________
3.    To elect Anthony F. Holler as a Director          ________     ___________
4.    To elect G. Ross McDonald as a Director           ________     ___________
5.    To elect Kenneth R. Shannon as a Director         ________     ___________
6.    To appoint PricewaterhouseCoopers LLP as
      Auditors of the Company                           ________     ___________

                                                          For           Against

7.    To authorize the Directors to fix the auditors'
      remuneration                                      ________     ___________
8.    To approve an extension of the exercise price
      for certain options held by two insiders          ________     ___________
9.    To transact such other business as may properly
      come before the Meeting                           ________     ___________


The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:                _________________________________________

Please Print Name:        _________________________________________

Date:                     _________________________________________

Number of Shares
Represented by Proxy:     _________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1.       This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

         (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

         OR

         (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, his/her Instrument of Proxy.


================================================================================
 To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is

                     Computershare Trust Company of Canada
               Proxy Department, 100 University Avenue, 9th Floor
                            Toronto, Ontario M5J 2Y1
 Fax: Within North America - 1.866.249.7775 Outside North America - 416.263.9524
================================================================================

                                                                    DOCUMENT 30

                   [CORRIENTE RESOURCES INC. GRAPHIC OMITTED]




                            CORRIENTE RESOURCES INC.



             ------------------------------------------------------

                        Notice of Annual General Meeting

                            and Information Circular

             -----------------------------------------------------


                          Date & Time:   Monday, May 9, 2005
                                         at 10:00 A.M.

                                Place:   Offices of Bull, Housser & Tupper
                                         Evergreen Boardroom
                                         Suite 3000 - 1055 West Georgia Street
                                         Vancouver, British Columbia

                            CORRIENTE RESOURCES INC.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Corriente Resources Inc. (the "Company") will be held at the offices of Bull, Housser & Tupper, Evergreeen Boardroom, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia, on Monday, May 9, 2005 at 10:00 a.m. for the following purposes:

         (a) to receive the financial statements of the Company for the fiscal year ended December 31, 2004 and the report of the auditors thereon;

         (b) to appoint auditors and to authorize the Directors to fix their remuneration;

         (c)      to elect Directors;

         (d) to consider a resolution to approve an extension of the exercise period for certain options held by two insiders; and

         (e) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

         Registered shareholders who are unable to attend the meeting are requested to read the notes included in the enclosed form of Proxy and then to complete, date, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

         DATED at Vancouver, British Columbia, as of March 31, 2005.

                                                       BY ORDER OF THE BOARD

                                                       [GRAPHIC OMITTED]

                                                       Darryl Jones,
                                                       Chief Financial Officer
                                                       and Corporate Secretary



===============================================================================
If you are a non-registered shareholder of the Company and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. Failure to do so may result in your shares not being eligible to be voted at the meeting.
===============================================================================

                            CORRIENTE RESOURCES INC.

                              ____________________

                        MANAGEMENT INFORMATION CIRCULAR

                              as at March 31, 2005

                              ____________________


                            SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Corriente Resources Inc. (the "Company") for use at the Annual General Meeting of shareholders of the Company to be held on Monday, May 9, 2005 (the "Meeting") and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company.

                  INFORMATION FOR BENEFICIAL HOLDERS OF SHARES

The shares owned by many shareholders of the Company are not registered on the records of the Company in the shareholder's own name, but in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency. Shareholders who do not hold their shares in their own names ("beneficial shareholders") should note that only proxies deposited by shareholders whose names are on the records of the Company as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then those shares will not be registered in the shareholder's name on the records of the Company. Such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted upon the instructions of the beneficial shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares on behalf of their clients. The management of the Company does not know for whose benefit the shares registered in the name of CDS & Co. are held. Therefore, beneficial shareholders cannot be recognized at the Meeting for purposes of voting their shares in person or by proxy.

Securities regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be followed carefully by beneficial shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a beneficial shareholder by its broker is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the beneficial shareholders and asks beneficial shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions representing the voting of shares to be represented at the Meeting. A beneficial shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.

================================================================================
IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.
================================================================================

                 APPOINTMENT, REVOCATION AND VOTING OF PROXIES

Appointment of Proxies

The persons named in the enclosed form of proxy are the President and the Chief Financial Officer of the Company. A shareholder who wishes to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy and striking out the two printed names, or by completing another proper form of proxy.

Deposit Of Proxies

A proxy will not be valid unless the completed, dated and signed form of proxy is received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, (fax: 1.866.249.7775 or 416.263.9524) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

Revocation of Proxies

A registered shareholder who has given a proxy may revoke the proxy (a) by completing and signing a proxy bearing a later date and returning it to Computershare Trust Company of Canada in the manner and so as to arrive as described above; or (b) by depositing an instrument in writing executed by the shareholder or by his/her attorney authorized in writing (i) at the registered office of the Company, Suite 520 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, at any time up to and including the last business day preceding the day of the Meeting or any reconvened meeting at which the proxy is to be used, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any reconvened meeting; or (c) in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying form of proxy will vote shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the shareholder appointing them. If the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such specification, such shares will be voted in favour of the matters to be acted upon as set out herein. The accompanying form of proxy confers discretionary authority on the person appointed proxyholder thereunder with respect to amendments or variations of those matters specified in the form of proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgement on such matter or business. At the time of printing this Information Circular, management knows of no such amendment, variation or other matter.

          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 45,421,393 fully paid and non-assessable common shares, each share carrying the right to one vote. THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting has been fixed at March 29, 2005. Any shareholder of record at the close of business on March 29, 2005 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company.


                    MATTERS TO BE CONSIDERED AT THE MEETING

Appointment Of Auditors

The management of the Company will recommend to the Meeting that the shareholders re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia, as auditors of the Company, to hold office until the next annual general meeting of shareholders, and authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP have been the auditors of the Company since 1994.

Election Of Directors

The Board of Directors presently consists of five directors, and management proposes that the shareholders elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (BC).

The following table sets out the names of the nominees for election as directors, the jurisdiction in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by each as at the date hereof.


-----------------------------------------------------------------------------------------------------------------
Name, Position and Jurisdiction of            Principal Occupation                Director of          No. of
Residence(1)                                    or Employment(1)                 Company Since       shares(1)
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
RICHARD P. CLARK(2) (3) (4)           President and Chief Executive          July 30, 1996                 500
Director                              Officer, Red Back Mining Inc.
British Columbia, Canada

LEONARD HARRIS (2) (3) (4)            Consultant to the mining industry      July 7, 1995               10,000
Director
Colorado, United
States of America

ANTHONY F. HOLLER(4)                  Chief Executive Officer, ID            September 10, 2003        355,000
Director                              Biomedical Corporation
British Columbia, Canada

G. ROSS MCDONALD(2) (3)               Self-employed Chartered Accountant     January 7, 2004            10,000
Director                              in public practice in Vancouver, BC
British Columbia, Canada

KENNETH R. SHANNON                    President and Chief Executive          January 8, 1992           940,062
Director, President and Chief         Officer of the Company
Executive Officer
British Columbia, Canada
-----------------------------------------------------------------------------------------------------------------

Notes:

(1) The information as to jurisdiction of residence, principal occupation, and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
(2)      Members of the audit committee.
(3)      Members of the compensation committee.
(4)      Members of the corporate governance committee.


Extension of Option Exercise Period

On December 23, 2004, the Company applied to the Toronto Stock Exchange for approval of an amendment to extend by nine months the January 9, 2005 expiry date of options held by Ken Shannon, the Company's Chief Executive Officer, and Dan Carriere, the Company's Senior Vice-President to purchase 150,000 shares and 50,000 shares, respectively, at a price of $0.70 per share. The reason for the proposed extension is that the Company has commissioned AMEC Americas Limited to prepare a feasibility study on the Company's Mirador Property that is expected to be completed in the early part of this year, and, because the optionees are insiders of the Company, they and the Company were concerned about the risk that by trading in the Company's shares while the feasibility study was in its final stages, they might be perceived to be trading on the basis of material information that has not been publicly disclosed. In order to allow Mr. Shannon and Mr. Carriere to take advantage of the opportunity that was intended to be afforded to them by the original option grant, the Company proposes to amend the options to provide for expiry on October 9, 2005. The Toronto Stock Exchange has approved that amendment, subject to approval at the Meeting by holders of a majority of the shares voted on the resolution. In accordance with the requirements of the Toronto Stock Exchange, Mr. Shannon and Mr. Carriere and their respective associates (who collectively hold a total of 4,606,641 shares) will not be entitled to vote on that resolution.

                             EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid during the three years ended December 31, 2004 in respect of those persons who were executive officers of the Company at December 31, 2004 (the "Named Executives").

------------------------- ---------- ---------------------------------------------- ---------------- -----------------
                                                  Annual Compensation                  Long Term
                                                                                     Compensation
                                                                                        Awards
                                     ---------------------------------------------- ----------------


                                                                   Other Annual       Securities         All Other
Name and Principal        Fiscal      Salary ($)     Bonus ($)     Compensation      Under Options     Compensation
Position                  Year                                          ($)             Granted             ($)
                          Ending                                                          (#)
                         Dec. 31
------------------------- ---------- -------------- ------------ ------------------ ---------------- -----------------
Kenneth R. Shannon         2004        240,000          Nil                Nil              Nil                   Nil
President and Chief        2003            Nil          Nil                Nil          665,000            254,200(1)
Executive Officer          2002            Nil          Nil                Nil          500,000            154,540(1)

------------------------- ---------- -------------- ------------ ------------------ ---------------- -----------------
Darryl F. Jones(2)         2004            Nil          Nil                Nil          100,000             57,530(3)
Chief Financial Officer
and Corporate Secretary

------------------------- ---------- -------------- ------------ ------------------ ---------------- -----------------
Daniel A. Carriere         2004        200,000          Nil                Nil              Nil                  Nil
Senior Vice-President      2003            Nil          Nil                Nil          540,000           172,000(4)
                           2002            Nil          Nil                Nil          400,000            72,000(4)

------------------------- ---------- -------------- ------------ ------------------ ---------------- -----------------
Ronald Simkus(5)           2004        166,000          Nil                Nil          100,000                  Nil
Senior Vice-President,
Mining

------------------------- ---------- -------------- ------------ ------------------ ---------------- -----------------

Note:
----

(1) These amounts were paid to Inca Management Inc., a company of which Mr. Shannon is a principal, pursuant to a management agreement.
(2)      Mr. Jones joined the Company in January 2004.
(3)      These amounts were paid to DFJ Consulting Ltd., a company of which Mr.
         Jones is a principal, pursuant to a management agreement.
(4) These amounts were paid to Carriere Financial Services Inc., a company of which Mr. Carriere is a principal, pursuant to a management agreement.
(5)      Mr. Simkus joined the Company in February 2004.

Stock Options

No stock options were granted to, or exercised by, the Named Executives during the financial year ended December 31, 2004, except as follows:

        Option Grants During the Most Recently Completed Financial Year

------------------------------------------------------------------------------------------------
                                                                    Market
                                                                   Value of
                                   % of Total                      Securities
                    Securities       Options                       Underlying
                       Under        Granted to                    Options on
                      Options        Employees     Exercise or    the Date of
                      Granted      in Financial    Base Price         Grant          Expiration
      Name              (#)            Year       ($/Security)    ($/Security)          Date
------------------------------------------------------------------------------------------------
Darryl F. Jones      100,000(1)      19.4%           $3.32            $3.32          Feb. 9/07
------------------------------------------------------------------------------------------------
Ronald Simkus        100,000(1)      19.4%           $3.32            $3.32          Feb. 9/07
------------------------------------------------------------------------------------------------
(1) 100,000 options granted February 9, 2004, of which 50,000 were exercisable immediately and 50,000 were not exercisable until February 9, 2005.

The following table sets forth details of the financial year-end values of unexercised options held by the Named Executives.



                   Aggregated Option Exercises During the Most Recently Completed Financial Year
                                     and Financial Year-End Option Values

-------------------------------------------------------------------------------------------------------------
                                                                                        Aggregate Value of
                                                                                          Unexercised in-
                            Securities                           Unexercised Options   the-Money Options at
                           Acquired on     Aggregate Value            at FY-End               FY-End
                             Exercise          Realized                  (#)                    ($)
           Name                (#)               ($)                (Exercisable/          (Exercisable/
                                                                   Unexercisable)       Unexercisable) (1)
-------------------------------------------------------------------------------------------------------------
Kenneth R. Shannon             Nil               Nil                915,000((2))             1,827,850
Darryl F. Jones                Nil               Nil             50,000/50,000((3))           Nil/Nil
Daniel A. Carriere             Nil               Nil                690,000((4))             1,407,600
Ronald Simkus                  Nil               Nil             50,000/50,000((3))           Nil/Nil
-------------------------------------------------------------------------------------------------------------

NOTES:

(1) Based on the closing price of $2.93 for the shares of the Company on The Toronto Stock Exchange on December 31, 2004, the last trading day of the financial year.
(2) Stock option to purchase 150,000 shares at $0.79 per share granted on January 9, 2002 for a term of three years (extended to October 9, 2005, pending shareholder approval), stock option to purchase 100,000 shares at $0.91 per share granted on June 6, 2002 for a term of three years, stock option to purchase 300,000 shares at $0.90 per share granted on May 28, 2003 for a term of three years, stock option to purchase 240,000 shares at $0.89 per share granted on July 28, 2003 for a term of three years, and stock option to purchase 125,000 shares at $1.28 per share granted on September 10, 2003 for a term of three years.
(3) Stock option to purchase 100,000 shares at $3.32 per share granted on February 9, 2004 for a term of three years. 50,000 were exercisable on the grant date, with the balance vesting on February 9, 2005.
(4) Stock option to purchase 50,000 shares at $0.79 per share granted on January 9, 2002 for a term of three years (extended to October 9, 2005, pending shareholder approval), stock option to purchase 100,000 shares at $0.91 per share granted on June 6, 2002 for a term of three years, stock option to purchase 300,000 shares at $0.90 per share granted on May 28, 2003 for a term of three years, and stock option to purchase 240,000 shares at $0.89 per share granted on July 28, 2003 for a term of three years.

Pension Arrangements

The Company and its subsidiaries do not have any pension arrangements in place for any of the Named Executives.

Employment Contracts and Termination Provisions

Mr. Shannon is employed by the Company as its President and Chief Executive Officer under a three-year contract (subject to extension) effective January 1, 2004, which provides for severance payments in certain circumstances. If Mr. Shannon's employment is terminated by virtue of his death or permanent disability, or at his instance for Good Reason (as defined in the agreement), he is entitled to be paid an amount equivalent to 12 months' salary, target bonus and benefits. If his employment is terminated by the Company without cause, or at his instance for Good Reason within 12 months following a Change of Control (as defined in the agreement), he is entitled to be paid an amount equivalent to the greater of (a) 24 months' salary, target bonus and benefits, and (b) the salary, bonus and benefits payable to the end of the term of the agreement.

Mr. Carriere is employed by the Company as its Senior Vice-President under a three-year contract (subject to extension) effective May 1, 2004, which provides for severance payments in certain circumstances. If Mr. Carriere's employment is terminated by virtue of his death or permanent disability, or at his instance for Good Reason (as defined in the agreement), he is entitled to be paid an amount equivalent to 12 months' salary, target bonus and benefits. If his employment is terminated by the Company without cause, or at his instance for Good Reason within 3 months following a Change of Control (as defined in the agreement), he is entitled to be paid an amount equivalent to the greater of (a) 24 months' salary, target bonus and benefits, and (b) the salary, bonus and benefits payable to the end of the term of the agreement.

Stock Option Plan

The Company has in place an Incentive Stock Option Plan (the "Plan") for directors, officers, employees, part-time employees and consultants to the Company or its subsidiaries. The Plan provides that the directors of the Company may resolve to grant options to purchase common shares on terms that the directors may determine, within the limitations of the Plan. At the Company's annual general meeting in 2004, disinterested shareholder approval was obtained to amend the Plan to allow the maximum aggregate number of common shares available for the grant of options under the Plan and all other share compensation arrangements of the Company to be set at 6,524,830, which is approximately 14% of the Company's current outstanding share capital. As at March 31, 2005, a total of 3,071,000 shares have been issued on exercise of options since inception of the Company's Plan in 1996, options to purchase a total of 2,390,000 shares are outstanding, and options to purchase a further 1,063,830 shares are available to be granted in the future.

The exercise price for an option issued under the Plan is determined by the directors, but may not be less than the market price, which is defined in the Plan as the simple average of the simple averages of the daily high and low board lot trading prices of the Company's common shares on the Toronto Stock Exchange for each of the five trading days preceding the day on which the option is granted. The Plan does not provide for any financial assistance to be provided to participants to facilitate the purchase of shares pursuant to options granted under the Plan, nor is it the policy of the Company to provide such assistance outside of the Plan. No option may be granted for a term longer than 10 years. An option may expire on such earlier date or dates as may be fixed by the Board, subject to earlier termination in the event the optionee ceases to be eligible under the Plan by reason of death, retirement or otherwise. Although the Plan does not require vesting provisions, the Board may stipulate such provisions at the time it grants an option under the Plan. Options granted under the Plan are not assignable or transferable. If a take-over bid is made for the common shares of the Company, the Company will so notify each optionee, and will amend the terms of any option outstanding under the Plan to provide that any otherwise applicable vesting restrictions are waived, so that the optionee may exercise his or her option and tender to the take-over bid the shares issued on exercise of the option. Amendments to the Plan are subject to approval by the Toronto Stock Exchange.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out, as of December 31, 2004, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

---------------------------------------------------------------------------------------------------------------
                                                                                      Number of Securities
                                                                                    Remaining Available for
                        Number of Securities to be                                   Future Issuance Under
                         Issued Upon Exercise of      Weighted-Average Exercise    Equity Compensation Plans
                           Outstanding Options          Price of Outstanding         (Excluding Securities
                                   (a)                         Options              Reflected in Column (a))
                                                                 (b)                          (c)
Plan Category
---------------------------------------------------------------------------------------------------------------
Equity compensation            2,390,000                        $1.46                     1,063,830
plans approved by
shareholders
---------------------------------------------------------------------------------------------------------------

Equity compensation                  N/A                         N/A                            N/A
plans not approved by
shareholders
---------------------------------------------------------------------------------------------------------------
Total                          2,390,000                        $1.46                     1,063,830
---------------------------------------------------------------------------------------------------------------


Compensation of Non-Management Directors

Following a review by the Compensation Committee, the Board determined that effective January 1, 2004, the compensation payable to non-management directors will comprise an annual retainer, board meeting fees and stock options. During the fiscal year ended December 31, 2004 the Company paid directors' fees of $12,800 to Richard P. Clark, $13,100 to Leonard Harris, $12,500 to Anthony Holler and $12,900 to G. Ross McDonald.

The following table sets forth stock options granted during the financial year ended December 31, 2004 to the non-management directors of the Company:

------------------------------------------------------------------------------------------------------------------
                                          Common                           Market Value
                                          Shares Under                     of Common
                                          Options           Exercise       Shares on
         Name           Date of Grant     Granted           Price          Date of Grant      Expiration Date
------------------------------------------------------------------------------------------------------------------
Richard P. Clark        June 01/04        25,000              $3.16           $3.16           June 01/07
Leonard Harris          June 01/04        25,000               3.16            3.16           June 01/07
Anthony Holler          June 01/04        25,000               3.16            3.16           June 01/07
G. Ross McDonald        June 01/04        25,000               3.16            3.16           June 01/07


The following table sets forth stock options exercised during the financial year ended December 31, 2004 by the non-management directors of the Company:

------------------------------------------------------------------------------------------------------------------
Name                          Date of        Date of          No. of shares       Exercise      Aggregate
                              Grant          Exercise         Acquired on         Price         Value Realized
                                                              Exercise
------------------------------------------------------------------------------------------------------------------
Richard P. Clark              May 28/03      March 25/04             50,000         $0.90          $212,500
Leonard Harris                May 28/03      March 22/04             20,000          0.90            85,200
Leonard Harris                Sept 10/03     March 22/04             20,000          1.28            85,200
------------------------------------------------------------------------------------------------------------------

Composition of the Compensation Committee

The Company`s compensation program is administered primarily by the Compensation Committee, which reports to the full Board with its recommendations. The Compensation Committee is composed of Richard P. Clark, Leonard Harris and G. Ross McDonald, all of whom are outside directors.

Report on Executive Compensation

The Company's executive compensation program is based on a pay-for-performance philosophy. The executive compensation program is designed to attract and retain qualified and experienced executives, and to encourage and reward on the basis of individual and corporate performance those in the best position to enhance the Company's results and prospects, both in the short and the long term. The compensation of the Company's Chief Executive Officer comprises salary and stock option components. The salary is intended to reflect current industry standards. The stock option component of the Company's executive compensation program is intended to encourage and reward outstanding performance, and to align the interests of the executive officers with the longer term interests of shareholders.

The Board has sole discretion to determine the key employees to whom option grants should be made and to determine the terms and conditions of any such options. Individual grants of options are based on the Board's assessment of the optionee's current and anticipated work performance, level of responsibility within the Company, and importance to the Company.

                                      Presented by:

                                               Richard P. Clark
                                               Leonard Harris
                                               G. Ross McDonald

Performance Graph

The following graph compares the percentage change in the Company's cumulative total shareholder return on its common shares over the past five fiscal years with the cumulative total return of the Standard & Poor's/Toronto Stock Exchange Composite Index, based on an investment of $100 and assuming, wherever relevant, the reinvestment of dividends.


[CUMULATIVE TOTAL SHAREHOLDER RETURN GRAPHIC OMITTED]


                              CORPORATE GOVERNANCE

Corporate governance is the process and structure used to direct and manage the business and affairs of a corporation with the objective of enhancing shareholder value. The Toronto Stock Exchange requires each listed company to describe annually in its annual report or information circular its system of corporate governance with reference to the guidelines for effective corporate governance set out in the Toronto Stock Exchange's Company Manual. That description is set out in Appendix 1 to this Information Circular.

                 INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, management is not aware of any material interest, direct or indirect, of any director or officer of the Company, or any associate or affiliate of any director or officer of the Company, in any transaction or proposed transaction since January 1, 2003 which has materially affected or would materially affect the Company or any of its subsidiaries.

                                 OTHER BUSINESS

Management is not aware of any matter intended to come before the Meeting other than those items of business set forth in the attached Notice. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their best judgement.


                             ADDITIONAL INFORMATION

The Company's shares are listed on the Toronto Stock Exchange with the trading symbol CTQ.

Additional information relating to the Company, including copies of the Company's financial statements for the fiscal year ended December 31, 2004 together with the report of the auditors thereon, management's discussion and analysis of the Company's financial condition and results of operations for 2004, the Company's current annual information form, and this Information Circular are available on SEDAR at www.sedar.com or on request from the Chief Financial Officer and Corporate Secretary of the Company at Suite 520 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.


                              DIRECTORS' APPROVAL

The contents and the sending of this Information Circular have been approved by the directors of the Company.


DATED at Vancouver, British Columbia, as of March 31, 2005.


                                BY ORDER OF THE BOARD OF DIRECTORS

                                /s/ Darryl F. Jones

                                Darryl F. Jones,
                                Chief Financial Officer and Corporate Secretary


                                                 APPENDIX 1

                                       Corporate Governance Guidelines


  ---------------------------------------------------------------------------------------------------------------------------------
   TSX Corporate Governance Committee      Does the Company
               Guidelines                       Align?                                  Comments
  ---------------------------------------------------------------------------------------------------------------------------------
  1. Board of Directors of directors
  should explicitly assume
  responsibility for the stewardship
  of the Company and more
  specifically for:

  a) adoption of a strategic planning            Yes            Every three years, a multi-year strategic plan is
  process and approval of a strategic                           prepared by management and submitted to the Board of
  plan which takes into account,                                Directors for discussion and approval. The plan is
  among other things, the                                       monitored periodically by comparing results with the
  opportunities and risks of the                                strategies adopted. If appropriate, strategies are
  business;                                                     re-evaluated and adjusted. In addition, prior to the
                                                                end of each fiscal year, the Board of Directors
                                                                reviews and approves an operating and capital budget
                                                                for the ensuing fiscal year. Management is authorized by
                                                                the Board of Directors to incur capital expenditures
                                                                specifically provided for in the budget, subject to
                                                                certain limitations.

  b) the identification of the                   Yes            The Board of Directors ensures, primarily through its
  principal risks of the Company's                              Audit Committee, that management identifies the risks
  business and ensuring the                                     to which the Company is exposed and takes the necessary
  implementation of appropriate                                 steps to manage or transfer such risks if they cannot
  systems to manage these risks;                                be eliminated.

  c) succession planning, including              Yes            The Board of Directors has the prime responsibility for
  appointing, training and monitoring                           evaluating candidates for the position of President and
  senior management;                                            Chief Executive Officer. Senior management regularly
                                                                attend meetings of the Board of Directors. The Compensation
                                                                Committee's responsibility includes monitoring the
                                                                performance and development of the incumbents and ensuring their succession is appropriately planned.

  d) a communications policy;                    Yes            The Board of Directors ensures that the Company has
                                                                effective communication with its shareholders and the
                                                                public. The Company is responsible for the timely
                                                                disclosure of material information as required by the
                                                                securities regulatory authorities. The Company has
                                                                specific people responsible for corporate
                                                                communications and investor relations activities.

  ---------------------------------------------------------------------------------------------------------------------------------
  e) the integrity of the Company's              Yes            The Board of Directors and the Audit Committee
  internal control and management                               regularly review the adequacy of the Company's internal
  information systems.                                          controls. The Audit Committee discusses the adequacy of
                                                                internal controls with the Company's auditors on a
                                                                quarterly basis. Internal controls and management of
                                                                information are upgraded as required for the Company's
                                                                continuing and growing operations.
  ---------------------------------------------------------------------------------------------------------------------------------


                                                                 ii

  ---------------------------------------------------------------------------------------------------------------------------------

  2. Board Independence

  The Board of Directors should be               Yes            The Board of Directors currently consists of five
  constituted with a majority of                                directors. An unrelated director, as defined in the
  individuals who qualify as                                    Guidelines, is a director who is independent of
  unrelated directors.                                          management and free from any business or other
                                                                relationship which could, or could reasonably be
                                                                perceived to, materially interfere with his or her
                                                                ability to act in the best interest of the Company.
                                                                Applying those criteria, four of the five directors are
                                                                unrelated directors.

                                                                Kenneth R. Shannon, the President and Chief Executive
                                                                Officer, is a related director.

  If the Company has a significant                              The Company does not have a significant shareholder.
  shareholder, in addition to a
  majority of unrelated directors,
  the Board of Directors should
  include a number of directors who
  do not have interests in or
  relationships with either the
  Company or the significant
  shareholder and which fairly
  reflects the investment in the
  Company by shareholders other than
  the significant shareholder.

  ---------------------------------------------------------------------------------------------------------------------------------
  3. Disclose annually for each                  Yes            Kenneth R. Shannon - related - President  and Chief
  director whether he or she is                                 Executive Officer.
  related, and how that
  conclusion was reached                                        G. Ross McDonald - unrelated - Mr McDonald was formerly
                                                                the Chief Financial Officer of the Company. He resigned as
                                                                Chief Financial Officer on January 7, 2004, and was appointed a director on January 8, 2004. The Board regards Mr. McDonald as independent of management and free from any interest or
                                                                relationship which could materially interfere with his ability to act in the best interests of the Company or to exercise independent judgment.

                                                                Richard P. Clark, Leonard Harris and Anthony F. Holler - unrelated
                                                                - except that Mr. Harris has in the past provided consulting services to the Company for which he was paid an immaterial amount in consulting fees, none of them or any of their associates has:
                                                                worked for the Company; material contracts with the Company; or
                                                                received remuneration from the Company other than directors' fees and stock options. The Board regards each of them as independent of management and free from any interest or relationship which could materially interfere with his ability to act in the best interests of the Company or to exercise independent judgment.

  ---------------------------------------------------------------------------------------------------------------------------------
4. Nominating Directors

  The Board of Directors should                 Partly          The full Board of Directors identifies and approves new
  appoint a committee of directors                              nominees to the Board of Directors. The Board of
  composed exclusively of outside                               Directors believes that knowledge of industry
  directors, a majority of whom are                             participants and advisors resides in all members of the
  unrelated directors, with the                                 Board of Directors and, accordingly, that use of the
  responsibility for proposing to the                           full Board of Directors ensures the identification of
  full Board new nominees to the                                the most appropriate candidates. The Corporate
  Board of Directors and for                                    Governance Committee, made up of outside and unrelated
  assessing directors on an ongoing                             directors, has the mandate to assess directors on an
  basis.                                                        ongoing basis.
  ---------------------------------------------------------------------------------------------------------------------------------

                                                                iii

  ---------------------------------------------------------------------------------------------------------------------------------

  5. Assessing Board Effectiveness

  Every Board of Directors should
  implement a process to be carried              Yes            The Corporate Governance Committee has the mandate to
  out by the nominating committee or                            assess the effectiveness of the Board of Directors in
  other appropriate committee for                               fulfilling its responsibilities.
  assessing the effectiveness of the
  Board of Directors as a whole, the
  committees of the Board of
  Directors and the contribution of
  individual directors.
  ---------------------------------------------------------------------------------------------------------------------------------
  6. Orientation of New Members

  Every Company, as an integral
  element of the process for                     Yes            Every new director is provided with an information
  appointing new directors, should                              package that includes a description of the Company and
  provide an orientation and                                    its policies and procedures as well as a copy of the
  education program for new recruits                            mandate of the Board of Directors and its committees.
  to the board.                                                 Every new director is invited to meet with each senior
                                                                executive in order to acquire an understanding of each sector of activity and to get to know the executives.They are also given free access to the Company's corporate records, including the Company's minute book, and its professional advisors.

  ---------------------------------------------------------------------------------------------------------------------------------
  7. Board Size

  Every Board of Directors should                Yes            The Corporate Governance Committee is responsible for
  examine its size and undertake,                               reviewing the size and composition of the Board of
  where appropriate, a program to                               Directors on a regular basis. At present the Board of
  reduce the number of directors to a                           Directors is composed of five board members, which the
  number which facilitates effective                            Company believes is small enough to facilitate
  decision-making.                                              effective decision-making, but large enough to provide
                                                                the necessary breadth of knowledge and experience.

  ---------------------------------------------------------------------------------------------------------------------------------
  8. Director Compensation

  The Board of Directors should                  Yes            The Corporate Governance and Compensation Committees
  review the adequacy and form of the                           are responsible for reviewing director compensation and
  compensation of directors and                                 making recommendations to the Board of Director in that
  ensure the compensation                                       regard.
  realistically reflects the
  responsibilities and risk involved                            Management members of the Board of Directors are not
  in being a director.                                          compensated as directors.

  ---------------------------------------------------------------------------------------------------------------------------------

                                                                 iv

  ---------------------------------------------------------------------------------------------------------------------------------

  9. Board Committees

  Committees of the Board of                     Yes            The Board of Directors has three committees: an Audit
  Directors should generally be                                 Committee; a Compensation Committee; and a Corporate
  composed of outside directors, a                              Governance Committee.
  majority of whom are unrelated
  directors, although some board                                Audit Committee - three directors, all of whom are
  committees may include one or more                            unrelated/non-management.
  inside directors.

                                                                Compensation Committee - three directors, all of whom are
                                                                unrelated/non-management.

                                                                Corporate Governance Committee - three directors, all of whom are unrelated/non-management.

  ---------------------------------------------------------------------------------------------------------------------------------
  10. Governance Committee

  Every Board of Directors should                Yes            The Corporate Governance Committee assesses the
  expressly assume responsibility                               Company's approach to corporate governance activities
  for, or assign to a committee of                              and policies and, where appropriate, undertakes those
  directors the general                                         initiatives necessary to maintain a high standard of
  responsibility for, developing the                            corporate governance practices. The Committee
  Company's approach to governance                              continually monitors and implements the changing
  issues. This committee would, among                           requirements of Canadian securities laws.
  other things, be responsible for
  the Company's response to these
  governance guidelines.

  ---------------------------------------------------------------------------------------------------------------------------------
  11. Board and CEO position
  descriptions

  The Board of Directors, together with
  the CEO, should develop position
  descriptions for the Board of Directors
  and for the CEO, involving the definition of the limits to management's responsibilities

  ---------------------------------------------------------------------------------------------------------------------------------

  a) the Board of Directors                      Yes            The Board of Directors' mandate is to supervise the
                                                                executive management of and to oversee the conduct of
                                                                the business of the Company; provide leadership and
                                                                direction to management; evaluate management; set
                                                                policies appropriate for the business of the Company;
                                                                and approve corporate strategies and goals.

  b) the Chief Executive Officer                 Yes            The duties and responsibilities of the Chief Executive
                                                                Officer are to manage the day-to-day operations of the
                                                                Company, including: regularly reporting to the Board of
                                                                Directors; acting as a liaison between management and
                                                                the Board of Directors; evaluating management
                                                                operations and reporting to the Board of Directors on
                                                                the results thereof; conducting ongoing strategic
                                                                planning and establishing long-term goals for the
                                                                Company; assisting the Board of Directors with policy
                                                                development; and training, developing and assessing the
                                                                performance of senior management.

                                                                The Chief Executive Officer is also responsible for meeting the corporate objectives of the Company, which are determined
                                                                periodically by the Board of Directors in consultation with management.
  ---------------------------------------------------------------------------------------------------------------------------------

                                                                 v

  ---------------------------------------------------------------------------------------------------------------------------------
  c) Board of Directors should                   Yes            The Board of Directors regularly reviews and approves
  approve the Chief Executive                                   the Company's strategic plan including the Chief
  Officer's corporate objectives                                Executive Officer's corporate objectives.

  ---------------------------------------------------------------------------------------------------------------------------------
  12. Board Independence

  Every Board of Directors should                Yes            The Board does not have a formal Chairman.  Board
  implement structures and procedures                           independence is satisfactorily assured by the fact that
  which ensure that the Board of                                a majority of the Company's directors are outside,
  Directors can function                                        unrelated directors.
  independently of management.
                                                                Outside directors regularly hold closed-door sessions without management present.

  ---------------------------------------------------------------------------------------------------------------------------------
  13. Audit Committee

  The Audit Committee of every Board             Yes            The Audit Committee consists of three outside members
  of Directors of directors should be                           of the Board of Directors.
  composed only of outside directors.

  The Board of Directors should adopt            Yes            The Board has adopted a charter for the Audit Committee
  a charter for the Audit Committee                             which sets out the roles and responsibilities of the
  which sets out the roles and                                  Audit Committee.  The Audit Committee is mandated to:
  responsibilities of the Audit                                 consider and review audit functions and the financial
  Committee, which should be                                    statements; engage external auditors; review matters
  specifically defined so as to                                 that may have a material impact on financial
  provide appropriate guidance to                               statements, compliance policies, and reports prepared
  audit committee members as to their                           to manage and monitor compliance policies; and meet
  duties.  The Audit Committee should                           with the auditors independently of management.
  have direct communication channels
  with the auditors to discuss and
  review specific issues as
  appropriate.

  ---------------------------------------------------------------------------------------------------------------------------------
  14. Outside Directors

  The Board of Directors should                  Yes            Directors are entitled to engage outside advisors at
  implement a system which enables an                           the Company's expense with the prior approval of the
  individual director to engage an                              Corporate Governance Committee.
  outside advisor at the expense of
  the Company in appropriate
  circumstances. The engagement of
  the outside advisor should be
  subject to the approval of an
  appropriate committee of the Board.
  ---------------------------------------------------------------------------------------------------------------------------------

                                                                 vi
  ---------------------------------------------------------------------------------------------------------------------------------
     Other Governance Guidelines           Does the Company
                                                Align?                                  Comments
  ---------------------------------------------------------------------------------------------------------------------------------
  Audit Committee Requirements for
  Financial Literacy and Financial
  Expertise

  All of the members of the Audit
  Committee should be financially                Yes            Each member of the Audit Committee is financially
  literate, and at least one member                             literate, in that he has the ability to read and
  should have accounting or related                             understand a set of financial statements that present a
  financial expertise.                                          breadth and level of complexity of accounting issues
                                                                that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the
                                                                Company's financial statements. One member of the Audit Committee is a Chartered Accountant who has been working in public practice for 25 years.

  ---------------------------------------------------------------------------------------------------------------------------------
  CEO and CFO Certification of Filings           Yes            The Company requires that the Chief Executive Officer
                                                                and Chief Financial Officer each certify its quarterly
                                                                unaudited financial reports and its annual audited
                                                                financial reports to confirm that the information
                                                                contained in the report fairly presents, in all
                                                                material respects, the Company's financial condition
                                                                and results of operations and that there are no
                                                                material misrepresentations or omissions.

  ---------------------------------------------------------------------------------------------------------------------------------
  Prohibition on Personal Loans                  Yes            The Company has a prohibition on personal loans and
                                                                there are no such loans outstanding as at December 31,
                                                                2004.

  ---------------------------------------------------------------------------------------------------------------------------------
  Code of Ethics                                 Yes            The Company has adopted a written code of business conduct and ethics.

  ---------------------------------------------------------------------------------------------------------------------------------
  Auditor Independence                           Yes            The Audit Committee reviews the auditors' independence and submits to the Board of Directors its recommendations for the appointment of auditors.

  ---------------------------------------------------------------------------------------------------------------------------------
  Required Disclosure when Non-GAAP              Yes            If non-GAAP financial measures are presented, they will
  Measures are presented                                        include a presentation of the most directly comparable
                                                                GAAP financial measure and a reconciliation of the disclosed non-GAAP financial measure to the most directly comparable GAAP financial measure.

  ---------------------------------------------------------------------------------------------------------------------------------
  Off-Balance Sheet                              Yes            The Company does not have any off-balance sheet arrangements.
  Arrangements

  ---------------------------------------------------------------------------------------------------------------------------------
  Whistle-blower Protection                      Yes            The Company (and its officers, employees, contractors,
                                                                subcontractors and agents) are strictly prohibited from
                                                                taking any retaliatory action against an employee for
                                                                commencing or participating in a legal proceeding based
                                                                on, or providing information or assistance to
                                                                supervisors, federal or other governmental agencies
                                                                with respect to an investigation of, conduct the
                                                                employee reasonably believes violated applicable
                                                                Canadian securities laws.

  ---------------------------------------------------------------------------------------------------------------------------------

                                                                    DOCUMENT 31

                            MIRADOR COPPER PROJECT
                           FEASIBILITY STUDY REPORT
                           CORRIENTE RESOURCES INC.
                                   MAY 2005

                                IMPORTANT NOTICE

This report was prepared exclusively for Corriente Resources Inc., (Corriente) by AMEC Americas Limited, (AMEC). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AMEC's services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this report. This report is intended to be used by Corriente only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this report by any third party is at that party's sole risk.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT

CONTENTS
-------------------------------------------------------------------------------------------------------------------
1.0      EXECUTIVE SUMMARY......................................................................................1-1
         1.1      Summary.......................................................................................1-1
         1.2      Project Background............................................................................1-3
                  1.2.1    Terms of Reference...................................................................1-3
                  1.2.2    Property Description and Location....................................................1-5
         1.3      Geology and Resource Modelling...............................................................1-11
                  1.3.1    History.............................................................................1-11
                  1.3.2    Deposit Type and Mineralization.....................................................1-12
                  1.3.3    Resource Classification and Summary.................................................1-12
         1.4      Mine Plan....................................................................................1-15
                  1.4.1    Introduction........................................................................1-15
                  1.4.2    Open Pit Optimization...............................................................1-16
                  1.4.3    Pit Design..........................................................................1-18
                  1.4.4    Mining Estimate.....................................................................1-19
                  1.4.5    Mining Equipment....................................................................1-20
         1.5      Metallurgy and Process Design................................................................1-21
                  1.5.1    Metallurgical Testwork..............................................................1-21
                  1.5.2    Flowsheet...........................................................................1-24
         1.6      Mine Site Infrastructure.....................................................................1-25
         1.7      Tailings Impoundment.........................................................................1-27
         1.8      Off Site Infrastructure......................................................................1-29
                  1.8.1    Roads...............................................................................1-29
                  1.8.2    Concentrate Port....................................................................1-30
                  1.8.3    Power...............................................................................1-32
         1.9      Environmental and Permitting.................................................................1-32
         1.10     Socio-economic...............................................................................1-34
         1.11     Closure......................................................................................1-34
         1.12     Project Implementation.......................................................................1-37
         1.13     Capital Costs................................................................................1-40
         1.14     Operating Costs..............................................................................1-41
         1.15     Economic Analysis............................................................................1-42
         1.16     Opportunities................................................................................1-45
                  1.16.1   General.............................................................................1-45
                  1.16.2   Resource Geology....................................................................1-45
                  1.16.3   Mine................................................................................1-45
                  1.16.4   Process.............................................................................1-46
                  1.16.5   Power Supply........................................................................1-47
                  1.16.6   Tailings Management Facility........................................................1-47


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MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



                  1.16.7   Water Management....................................................................1-48

2.0      PROJECT BACKGROUND.....................................................................................2-1
         2.1      Terms of Reference............................................................................2-1
         2.2      Property Description and Location.............................................................2-3
         2.3      Accessibility, Climate, Local Resources, Infrastructure, and Physiography.....................2-6
                  2.3.1    Accessibility........................................................................2-6
                  2.3.2    Climate..............................................................................2-6
                  2.3.3    Physiography.........................................................................2-6
                  2.3.4    Infrastructure.......................................................................2-7
         2.4      Supporting Documents..........................................................................2-7

3.0      GEOLOGY AND RESOURCE MODELLING.........................................................................3-1
         3.1      History.......................................................................................3-1
         3.2      Regional Geology..............................................................................3-2
         3.3      Local and Property Geology....................................................................3-2
         3.4      Deposit Type and Mineralization...............................................................3-4
         3.5      Exploration...................................................................................3-5
         3.6      Drilling......................................................................................3-5
         3.7      Sampling Method and Approach..................................................................3-9
         3.8      Sample Preparation, Analyses, and Security...................................................3-11
                  3.8.1    ICP Sample Analysis.................................................................3-13
                  3.8.2    Reassay of Phases 1 and 2 Drilling Samples..........................................3-13
                  3.8.3    Standard Reference Material.........................................................3-15
                  3.8.4    Duplicate Samples...................................................................3-18
         3.9      Data Verification............................................................................3-24
                  3.9.1    Assay Results and Lithology Codes...................................................3-24
                  3.9.2    Downhole Surveys....................................................................3-24
                  3.9.3    Bulk Density........................................................................3-25
         3.10     Mineral Resource Estimates...................................................................3-26
                  3.10.1   Geology and Grade Domains...........................................................3-26
                  3.10.2   Data Analysis.......................................................................3-27
                  3.10.3   Evaluation of Extreme Grades........................................................3-31
                  3.10.4   Variography.........................................................................3-32
                  3.10.5   Grade Model and Interpolation Plan..................................................3-34
                  3.10.6   Model Validation....................................................................3-36
                  3.10.7   Resource Classification and Summary.................................................3-40
         3.11     Conclusions and Recommendations..............................................................3-43

4.0      MINE PLAN..............................................................................................4-1
         4.1      Introduction..................................................................................4-1
         4.2      Open Pit Optimization.........................................................................4-1
         4.3      Open Pit Design...............................................................................4-3


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MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


                  4.3.1    Geotechnical Evaluation..............................................................4-3
                  4.3.2    Design Parameters and Summary........................................................4-4
         4.4      Pit Design Tonnages...........................................................................4-5
         4.5      Waste Material Handling.......................................................................4-5
         4.6      Mine Plan.....................................................................................4-6
                  4.6.1    Summary..............................................................................4-6
                  4.6.2    Pit Sequencing.......................................................................4-7
                  4.6.3    Pre-production Mine Development......................................................4-8
                  4.6.4    Production Forecast..................................................................4-9
         4.7      Mining Equipment..............................................................................4-9
                  4.7.1    Summary..............................................................................4-9
                  4.7.2    General Operating Parameters........................................................4-10
                  4.7.3    Blasthole Drills....................................................................4-11
                  4.7.4    Loading Equipment...................................................................4-12
                  4.7.5    Haul Trucks.........................................................................4-12
                  4.7.6    Mine Support Equipment..............................................................4-14
                  4.7.7    Ancillary Equipment.................................................................4-14
                  4.7.8    Equipment Purchases.................................................................4-15
                  4.7.9    Fuel Storage........................................................................4-15
         4.8      Drilling, Blasting, and Explosives...........................................................4-15
         4.9      Waste Dump Design............................................................................4-17
         4.10     Mine Water Management........................................................................4-20
                  4.10.1   Pit Slope Depressurization..........................................................4-20
                  4.10.2   Open Pit Dewatering.................................................................4-20
         4.11     Risks and Opportunities......................................................................4-20

5.0      METALLURGY AND PROCESS DESIGN..........................................................................5-1
         5.1      Metallurgical Testwork........................................................................5-1
                  5.1.1    Summary..............................................................................5-1
                  5.1.2    Ore Description......................................................................5-4
                  5.1.3    Metallurgical Samples................................................................5-6
                  5.1.4    Sample Characterization.............................................................5-13
                  5.1.5    Grinding............................................................................5-19
                  5.1.6    Flowsheet Development Flotation Testwork............................................5-26
                  5.1.7    Variability Mapping Testwork........................................................5-33
                  5.1.8    Concentrate Dewatering..............................................................5-44
                  5.1.9    Concentrate Quality.................................................................5-45
         5.2      Flowsheet Development........................................................................5-47
                  5.2.1    Design Basis........................................................................5-48
                  5.2.2    Primary Crushing and Reclaim........................................................5-49
                  5.2.3    Primary Grinding....................................................................5-51
                  5.2.4    Flotation...........................................................................5-55

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
                  5.2.5    Concentrate Dewatering..............................................................5-56
                  5.2.6    Tailings Handling...................................................................5-58
                  5.2.7    Water and Air Services..............................................................5-58
         5.3      Projected Metallurgy and Metallurgical Balance...............................................5-58
         5.4      Process Description..........................................................................5-58
                  5.4.1    Crushing............................................................................5-58
                  5.4.2    Overland Conveyors..................................................................5-59
                  5.4.3    Coarse Ore Stockpile and Reclaim....................................................5-59
                  5.4.4    Grinding............................................................................5-59
                  5.4.5    Flotation and Regrinding............................................................5-60
                  5.4.6    Concentrate Dewatering..............................................................5-61
                  5.4.7    Concentrate Loadout.................................................................5-61
                  5.4.8    Tailings Disposal...................................................................5-61
                  5.4.9    Water Systems.......................................................................5-61
                  5.4.10   Reagent Handling Systems............................................................5-62
                  5.4.11   Plant Services......................................................................5-62
                  5.4.12   Process Control Philosophy..........................................................5-64

6.0      MINE SITE INFRASTRUCTURE...............................................................................6-1
         6.1      Site Location Options.........................................................................6-1
                  6.1.1    Tailings Impoundment Location........................................................6-1
                  6.1.2    Crusher Location.....................................................................6-3
                  6.1.3    Process Plant Location...............................................................6-3
         6.2      Site Development..............................................................................6-4
                  6.2.1    Geotechnical Investigations..........................................................6-6
                  6.2.2    Site Preparation and Foundation Design...............................................6-7
                  6.2.3    Aggregate and Borrow Sources.........................................................6-7
         6.3      Plant Site Drainage...........................................................................6-7
         6.4      Site Roads....................................................................................6-8
                  6.4.1    Haul Road............................................................................6-8
                  6.4.2    Site Access Roads....................................................................6-8
         6.5      Site Facilities...............................................................................6-9
                  6.5.1    Concentrator/Administration Area.....................................................6-9
                  6.5.2    Crusher Area.........................................................................6-9
                  6.5.3    Concentrator/Administration (Dwg. A1-142314-100-C-0012).............................6-10
                  6.5.4    Crusher Area (Dwg. A1-142314-100-C-0013)............................................6-12
                  6.5.5    Utilities and Services..............................................................6-13
         6.6      Water Supply.................................................................................6-13
         6.7      Power Distribution...........................................................................6-14
                  6.7.1    Power Supply........................................................................6-14
                  6.7.2    Emergency Power.....................................................................6-15
                  6.7.3    Distribution Voltages...............................................................6-15


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FEASIBILITY STUDY REPORT

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
                  6.7.4    Electrical Rooms and Transformers...................................................6-16
                  6.7.5    Electrical Distribution Equipment...................................................6-16
                  6.7.6    Mill Motors.........................................................................6-16
         6.8      Communications...............................................................................6-16

7.0      TAILINGS IMPOUNDMENT...................................................................................7-1
         7.1      Introduction..................................................................................7-1
         7.2      Site Characteristics..........................................................................7-1
                  7.2.1    Hydrometeorology.....................................................................7-1
                  7.2.2    Basic Geology........................................................................7-2
                  7.2.3    Seismicity...........................................................................7-4
         7.3      Tailings Characteristics......................................................................7-6
                  7.3.1    General..............................................................................7-6
                  7.3.2    Physical Characteristics.............................................................7-6
                  7.3.3    Chemical Characteristics.............................................................7-7
         7.4      Evaluation of Alternatives....................................................................7-7
                  7.4.1    Preliminary Desktop Assessment.......................................................7-7
                  7.4.2    Site Visit and Determination of Preferred Alternative................................7-8
                  7.4.3    Determination of Preferred Alternative...............................................7-8
         7.5      Geotechnical Site Investigations and Testing..................................................7-9
                  7.5.1    Introduction.........................................................................7-9
                  7.5.2    Site Investigations..................................................................7-9
                  7.5.3    Geotechnical Laboratory Testing.....................................................7-10
         7.6      Design of Tailings Management Facility.......................................................7-10
                  7.6.1    Design Criteria.....................................................................7-10
                  7.6.2    Site Layout and Filling Curve.......................................................7-12
                  7.6.3    Water Balance.......................................................................7-15
                  7.6.4    Embankment Design...................................................................7-17
                  7.6.5    Tailings Distribution Pipework......................................................7-20
                  7.6.6    Tailings Reclaim System.............................................................7-20
                  7.6.7    Instrumentation and Monitoring......................................................7-20
         7.7      Risks........................................................................................7-21
         7.8      Recommendations..............................................................................7-21

8.0      OFF SITE INFRASTRUCTURE................................................................................8-1
         8.1      Access from Site to the Coast.................................................................8-1
         8.2      Air Transportation............................................................................8-7
         8.3      Port Selection................................................................................8-7
                  8.3.1    Location and Natural Features........................................................8-7
                  8.3.2    Infrastructure.......................................................................8-9
                  8.3.3    Port Planning and Design Criteria...................................................8-10
                  8.3.4    Design and Conditions...............................................................8-12


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FEASIBILITY STUDY REPORT


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
         8.4      Concentrate Transportation to the Port.......................................................8-18
         8.5      Power Supply.................................................................................8-18
         8.6      Employee Housing.............................................................................8-20

9.0      ENVIRONMENTAL AND PERMITTING...........................................................................9-1
         9.1      Environmental Baseline........................................................................9-1
         9.2      Physical Component............................................................................9-1
                  9.2.1    Hydrography..........................................................................9-1
                  9.2.2    Hydrology............................................................................9-2
                  9.2.3    Geology..............................................................................9-2
                  9.2.4    Morphology and Soils.................................................................9-3
                  9.2.5    Water Quality........................................................................9-4
         9.3      Biological Setting............................................................................9-6
                  9.3.1    Mammals..............................................................................9-6
                  9.3.2    Birds................................................................................9-6
                  9.3.3    Reptiles and Amphibians..............................................................9-7
                  9.3.4    Insects..............................................................................9-7
                  9.3.5    Fisheries Resources..................................................................9-7
                  9.3.6    Benthos..............................................................................9-8
                  9.3.7    Flora................................................................................9-8
         9.4      Ecology.......................................................................................9-8
         9.5      Environmental Impact Assessment...............................................................9-9
                  9.5.1    Potential Impacts to the Physical Environment........................................9-9
                  9.5.2    Potential Negative Impacts to the Biological Environment............................9-10
         9.6      Proposed Mitigation Measures.................................................................9-11
                  9.6.1    Open Pit Mine and Waste Dumps Mitigation............................................9-11
                  9.6.2    Tailings Management Facility Mitigation.............................................9-13
                  9.6.3    Site Development Mitigation.........................................................9-14
                  9.6.4    Chemicals and Hazardous Materials Mitigation........................................9-15
                  9.6.5    Waste Management Plan...............................................................9-16
                  9.6.6    Mitigation of Potential Biological Impacts..........................................9-18
         9.7      Project Permitting...........................................................................9-19

10.0     SOCIO-ECONOMIC........................................................................................10-1
         10.1     Location and General Characteristic of the Area..............................................10-1
         10.2     Social Analysis of the Tundayme, El Guisme, and Bomboiza Parishes............................10-1
         10.3     Initial Social and Population Analysis of the Mirador Project Area - TMF Site................10-1
         10.4     Population Characteristics in the Mirador Project Area-Mine Site.............................10-2
         10.5     Ethnicity....................................................................................10-3
         10.6     Employment and Productivity..................................................................10-4
         10.7     Existing Infrastructure......................................................................10-4
         10.8     Population Needs.............................................................................10-5


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MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


         10.9     Opinion of the Population Regarding the Mirador Project......................................10-5
         10.10    Archaeological Component.....................................................................10-6
         10.11    Preliminary Results of the Environmental and Social Impact Assessment........................10-7
         10.12    Potential Social Impacts.....................................................................10-7
         10.13    Mitigation Measures..........................................................................10-7

11.0     CLOSURE PLAN..........................................................................................11-1
         11.1     Introduction.................................................................................11-1
                  11.1.1   Objectives..........................................................................11-1
                  11.1.2   World Bank Group Guidelines.........................................................11-1
                  11.1.3   Ecuador Guidelines..................................................................11-2
                  11.1.4   Corriente Commitment................................................................11-3
                  11.1.5   Status of Closure Plan..............................................................11-4
         11.2     Progressive and Final Reclamation Measures...................................................11-4
                  11.2.1   Concurrent Reclamation..............................................................11-4
                  11.2.2   Final Reclamation Measures..........................................................11-6
         11.3     Environmental Impact Assessment.............................................................11-10
                  11.3.1   Open Pit Mine......................................................................11-10
                  11.3.2   Waste Dumps........................................................................11-11
                  11.3.3   Plant Site and Infrastructure......................................................11-11
                  11.3.4   Tailings Impoundment...............................................................11-11
                  11.3.5   Biophysical Environment............................................................11-12
                  11.3.6   Socio-Economic Impacts.............................................................11-12
         11.4     Post Closure Monitoring and Maintenance.....................................................11-12
                  11.4.1   Environmental Management and Environmental Effects Monitoring......................11-12
                  11.4.2   Environmental Monitoring during Operating Period...................................11-13
                  11.4.3   Environmental Monitoring during Closure and Reclamation Period.....................11-14
                  11.4.4   Post-Closure Maintenance...........................................................11-15
         11.5     Implementation Schedule and Cost Estimates..................................................11-15
                  11.5.1   Implementation Schedule............................................................11-15
                  11.5.2   Closure Cost Estimates.............................................................11-15
         11.6     Financial Security and Assurance............................................................11-16

12.0     PROJECT IMPLEMENTATION................................................................................12-1
         12.1     INTRODUCTION.................................................................................12-1
         12.2     Objectives and Priorities....................................................................12-2
         12.3     Engineering Plan.............................................................................12-2
                  12.3.1   Project Organization................................................................12-3
                  12.3.2   Detailed Engineering................................................................12-3
                  12.3.3   Design Standards....................................................................12-4
                  12.3.4   Constructibility....................................................................12-4
                  12.3.5   Drawings and Specifications.........................................................12-4


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FEASIBILITY STUDY REPORT


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

                  12.3.6   Materials Management Support........................................................12-4
                  12.3.7   Construction Support................................................................12-5
         12.4     Procurement..................................................................................12-5
                  12.4.1   General.............................................................................12-5
                  12.4.2   Expediting..........................................................................12-5
         12.5     Logistics....................................................................................12-6
                  12.5.1   General.............................................................................12-6
                  12.5.2   Customs and Import Regulations......................................................12-6
                  12.5.3   Freight.............................................................................12-6
         12.6     Construction Management......................................................................12-6
                  12.6.1   General.............................................................................12-6
                  12.6.2   Field Engineering...................................................................12-7
                  12.6.3   Personnel Matters...................................................................12-8
                  12.6.4   Materials Management................................................................12-9
                  12.6.5   Construction Contracting............................................................12-9
                  12.6.6   Construction of Temporary Facilities...............................................12-12
                  12.6.7   Concrete...........................................................................12-14
                  12.6.8   Health, Safety and Environmental (HSE).............................................12-14
         12.7     Project Schedule............................................................................12-15
                  12.7.1   General............................................................................12-15
                  12.7.2   Schedule...........................................................................12-15
                  12.7.3   Project Initiation.................................................................12-19
                  12.7.4   Engineering........................................................................12-20
                  12.7.5   Long Delivery Equipment and Materials..............................................12-20
                  12.7.6   Contracting........................................................................12-20
                  12.7.7   Key Construction Activities........................................................12-21
         12.8     Project Controls............................................................................12-21
         12.9     Commissioning and Handover..................................................................12-22
                  12.9.1   Pre-Operational Testing............................................................12-22
                  12.9.2   Commissioning......................................................................12-22
                  12.9.3   Start-up...........................................................................12-22
                  12.9.4   Handover...........................................................................12-22

13.0     CAPITAL COST ESTIMATE.................................................................................13-1
         13.1     General......................................................................................13-1
         13.2     Basis of Estimate............................................................................13-2
         13.3     Direct Costs.................................................................................13-4
                  13.3.1   Quantities..........................................................................13-4
                  13.3.2   Direct Field Labour.................................................................13-5
                  13.3.3   Direct Field Materials..............................................................13-6
         13.4     Indirect Costs...............................................................................13-6
                  13.4.1   Temporary Construction Facilities and Services......................................13-6


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
                  13.4.2   Construction Equipment..............................................................13-7
                  13.4.3   Construction Accommodation and Catering.............................................13-7
                  13.4.4   First Fill and Spare Parts..........................................................13-8
                  13.4.5   Start-up and Commissioning..........................................................13-8
                  13.4.6   Freight.............................................................................13-8
                  13.4.7   Owner's Costs.......................................................................13-8
                  13.4.8   Engineering, Procurement, and Construction Management (EPCM)........................13-9
                  13.4.9   Taxes and Duties....................................................................13-9
         13.5     Contingency..................................................................................13-9
         13.6     Exchange Rates...............................................................................13-9
         13.7     Assumptions.................................................................................13-10
         13.8     Capital Cost Exclusions.....................................................................13-10

14.0     OPERATING COSTS.......................................................................................14-1
         14.1     Summary......................................................................................14-1
         14.2     Basis of Estimate............................................................................14-2
                  14.2.1   Wage and Salaries...................................................................14-2
                  14.2.2   Schedules of Work...................................................................14-3
                  14.2.3   Power Costs.........................................................................14-3
                  14.2.4   Other Costs.........................................................................14-3
         14.3     Mining Costs.................................................................................14-4
                  14.3.1   Basis of Estimate...................................................................14-4
                  14.3.2   Mine Labour.........................................................................14-5
         14.4     Processing Costs.............................................................................14-7
                  14.4.1   Summary.............................................................................14-7
                  14.4.2   Processing Labour...................................................................14-8
                  14.4.3   Process and Ancillary Power Consumption and Cost...................................14-10
                  14.4.4   Concentrator Maintenance Supplies Cost.............................................14-10
         14.5     General and Administrative Operating Cost...................................................14-10
                  14.5.1   General............................................................................14-10
                  14.5.2   General and Administration Labour..................................................14-11
                  14.5.3   General and Administration Expenses................................................14-12

15.0     FINANCIAL EVALUATION..................................................................................15-1
         15.1     Summary......................................................................................15-1
         15.2     Valuation Methodology........................................................................15-1
         15.3     Silver.......................................................................................15-2
         15.4     Metal Prices.................................................................................15-2
         15.5     Smelter Terms................................................................................15-2
         15.6     Freight and Port Handling Charges............................................................15-3
         15.7     Sustaining Capital...........................................................................15-3
         15.8     Closure Costs................................................................................15-3



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FEASIBILITY STUDY REPORT

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
         15.9     Other Assumptions............................................................................15-4
         15.10    Inflation....................................................................................15-4
         15.11    Economic Analyses Results....................................................................15-4
         15.12    Sensitivity Analyses.........................................................................15-5




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MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT

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

TABLES
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
Table 1-1:      Mirador Deposit Mineral Resource Summary, 23 September 2004....................................1-13
Table 1-2:      Mirador Deposit Mineral Resource Summary - Comparative Cutoffs, 23 September 2004..............1-14
Table 1-3:      Mine Production Forecast.......................................................................1-15
Table 1-4:      Pit Optimization and NSR Parameters............................................................1-17
Table 1-5:      Resources by Material Type.....................................................................1-19
Table 1-6:      Waste Quantities and Type......................................................................1-19
Table 1-7:      Estimate Input Values..........................................................................1-20
Table 1-8:      Mine Equipment Fleet Requirements..............................................................1-20
Table 1-9:      Key Milestones for Mirador.....................................................................1-40
Table 1-10:     Summary of Capital Costs by Area, US$..........................................................1-41
Table 1-11:     Operating Cost Life-of-Mine, US$...............................................................1-42
Table 1-12:     Annual Operating Cost, US$.....................................................................1-42
Table 1-13:     Variation in Pre-Tax NPV with Discount Rate, (US$ M)...........................................1-43
Table 1-14:     Base Case Pre-Tax Sensitivity Analysis.........................................................1-43
Table 2-1:      Mirador Concession Locations and Areas..........................................................2-3
Table 2-2:      Supporting Document List........................................................................2-7
Table 3-1:      Summary Table of Drill Holes....................................................................3-6
Table 3-2:      Sample Lengths by Lithology Unit Mineral Zone..................................................3-10
Table 3-3:      Bulk Density Independent Check Results.........................................................3-25
Table 3-4:      Variogram Results, ZYZ Rotations and Rotated Variogram Axes....................................3-33
Table 3-5:      Block Model Rock Codes.........................................................................3-34
Table 3-6:      Lithology Groups for Grade Interpolation Runs..................................................3-35
Table 3-7:      Comparison of OK, ID, and NN Global Mean Values................................................3-37
Table 3-8:      Mirador Deposit Mineral Resource Summary, 23 September 2004....................................3-41
Table 3-9:      Mirador Deposit Mineral Resource Summary - Comparative Cutoffs, 23 September 2004..............3-42
Table 4-1:      Pit Optimization and NSR Parameters.............................................................4-2
Table 4-2:      In Pit Resources by Material Type...............................................................4-5
Table 4-3:      Waste Quantities and Type (t x 000).............................................................4-5
Table 4-4:      Mine Production Forecast........................................................................4-6
Table 4-5:      Production Equipment Fleet Requirements........................................................4-10
Table 4-6:      Annual Hours Available.........................................................................4-10
Table 4-7:      Equipment Life and Mechanical Availability.....................................................4-11



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CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


Table 4-8:      Blasthole Drill Productivity...................................................................4-12
Table 4-9:      Loading Parameters.............................................................................4-12
Table 4-10:     Loading Equipment Productivities...............................................................4-12
Table 4-11:     Haul Truck Cycle Factors.......................................................................4-13
Table 4-12:     Haul Truck Equipment Productivities............................................................4-14
Table 4-13:     Ancillary Equipment Fleet......................................................................4-14
Table 4-14:     Production Equipment Purchase Schedule.........................................................4-15
Table 4-15:     Estimated Annual Diesel Consumption (L x `000).................................................4-15
Table 4-16:     Blasting Calculations..........................................................................4-16
Table 4-17:     Mine Waste Schedule............................................................................4-17
Table 5-1:      Metallurgical Drill Holes.......................................................................5-7
Table 5-2:      Metallurgical Variability Composites...........................................................5-11
Table 5-3:      Metallurgical Super Composites.................................................................5-12
Table 5-4:      Chemical Analysis of SC and VC Samples.........................................................5-14
Table 5-5:      SC Whole Rock Analysis.........................................................................5-15
Table 5-6:      Simplified Super-Composite Modal Analysis......................................................5-16
Table 5-7:      Grindability Testing Summary...................................................................5-21
Table 5-8:      Locked Cycle Test Results on Super-Composites 1 to 4...........................................5-33
Table 5-9:      Variability Composite Locked Cycle Flotation Results...........................................5-39
Table 5-10:     Cu Concentrate Quality.........................................................................5-46
Table 5-11:     Production and Grade Criteria..................................................................5-49
Table 5-12:     Variability Simulation Summary, SABC - 25 kt/d and 150 um P80..................................5-52
Table 5-13:     Mirador Metallurgical Recoveries and Metal Balance.............................................5-58
Table 6-1:      Summary of Geotechnical Investigations..........................................................6-6
Table 6-2:      Summary of Borrow Sources.......................................................................6-8
Table 7-1:      Precipitation and Evaporation...................................................................7-2
Table 7-2:      Canadian Dam Association's "Dam Safety Guideline" (1999)........................................7-5
Table 7-3:      Consequence Category and the Criteria for Design Earthquakes....................................7-6
Table 7-4:      Pangui Tailings Management Facility Design Criteria............................................7-12
Table 7-5:      Production, Filling, and Embankment Construction Schedule......................................7-15
Table 8-1:      Handymax Vessel................................................................................8-11
Table 8-2:      Design Concentrate Properties..................................................................8-12
Table 9-1:      Location of Background Water Quality Stations - Mirador Project.................................9-5
Table 9-2:      List of Major Permits required for the Project.................................................9-20
Table 10-1:     Population Distribution and Age Range in the Project Area......................................10-3
Table 10-2:     Distribution of the Native Shuar Population in the Project Area................................10-4
Table 11-1:     Mirador Project Indicative Closure Costs......................................................11-16



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CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


Table 12-1:     Construction Manpower.........................................................................12-11
Table 12-2:     Key Milestones for Mirador....................................................................12-19
Table 12-3:     Long Delivery Items...........................................................................12-20
Table 13-1:     Summary of Capital Costs by Area, US$..........................................................13-1
Table 13-2:     Labour Rates...................................................................................13-6
Table 14-1:     Operating Cost Life-of-Mine, US$...............................................................14-1
Table 14-2:     Annual Operating Cost, US$.....................................................................14-1
Table 14-3:     Ecuadorian Average Labour Annual Costs US$.....................................................14-2
Table 14-4:     Expatriate Management and Specialist Staff Annual Costs US$....................................14-3
Table 14-5:     Annual Direct Mining Cost, US$.................................................................14-4
Table 14-6:     Corriente Mine Personnel Requirements and Annual Costs.........................................14-6
Table 14-7:     Contract Mine Personnel Requirements...........................................................14-7
Table 14-8:     Annual Direct Processing Cost and Unit, US$....................................................14-8
Table 14-9:     Processing Life-of-Mine Total Cost and Unit Cost, US$..........................................14-8
Table 14-10:    Processing Area Total Cost and Unit Cost, US$..................................................14-8
Table 14-11:    Processing Personnel Requirements..............................................................14-9
Table 14-12:    Average Annual Power Consumption..............................................................14-10
Table 14-13:     General and Administration Costs, US$........................................................14-11
Table 14-14:    G&A Personnel Requirements....................................................................14-11
Table 15-1:     Smelter Terms..................................................................................15-2
Table 15-2:     Freight and Port Handling Charges..............................................................15-3
Table 15-3:     Sustaining Costs, (US$ `000)...................................................................15-3
Table 15-4:     Variation in Pre-Tax NPV with Discount Rate, (US$ M)...........................................15-4
Table 15-5:     Base Case Pre-Tax Sensitivity Analysis.........................................................15-5


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MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


FIGURES
-------------------------------------------------------------------------------------------------------------------
Figure 1-1:     Location Map....................................................................................1-6
Figure 1-2:     Plant Site Area.................................................................................1-7
Figure 1-3:     Pit Area Looking South..........................................................................1-8
Figure 1-4:     View of the Crusher and Pit Areas...............................................................1-9
Figure 1-5:     Tailings Area Looking North....................................................................1-10
Figure 1-6:     Whittle Nested Shell Output....................................................................1-18
Figure 1-7:     Simplified Mirador Flowsheet...................................................................1-25
Figure 1-8:     Facilities Location Alternatives...............................................................1-26
Figure 1-9:     Overall Site Layout............................................................................1-28
Figure 1-10:    Concentrate Trucking Route Mirador to Machala..................................................1-31
Figure 1-11:    Project Organization Chart.....................................................................1-38
Figure 1-12:    Base Case Pre-Tax NPV Sensitivity @ 8%.........................................................1-44
Figure 1-13:    Pre-Tax IRR Sensitivity........................................................................1-44
Figure 2-1:     Location Map....................................................................................2-4
Figure 2-2:     Detailed Map of the Mirador Concessions.........................................................2-5
Figure 3-1:     Drill Core Photo of M64 from 140.78 to 146.14 m showing  Low RQD prior to Core Cutting..........3-3
Figure 3-2:     Drill Core with Unaltered Anhydrite (Below the Gypsum Front)....................................3-3
Figure 3-3:     Mirador Drill Hole Location Plan................................................................3-8
Figure 3-4:     QA/QC Reassay of Historical Data, Cu (ppm).....................................................3-14
Figure 3-5:     Reassay of Historical Data, Au g/t.............................................................3-14
Figure 3-6:     Percentile Rank Chart, Reassay Results, Cu (ppm), 501 Samples..................................3-15
Figure 3-7:     Percentile Rank Chart, Reassay Results, Au g/t, 442 Samples....................................3-15
Figure 3-8:     MS1 Round Robin and Sampling Results, Au g/t, (DDH M63 to M90).................................3-16
Figure 3-9:     MS1 Round Robin and Sampling Results, Cu %, (DDH M63 to M90)...................................3-17
Figure 3-10:    MS2 Round Robin and Sampling Results, Au g/t, (DDH M72 to M90).................................3-17
Figure 3-11:    MS2 Round Robin and Sampling Results, Cu %, (DDH M72 to M90)...................................3-18
Figure 3-12:    Coarse Crush Duplicate Results, Cu %, 27 Data Pairs............................................3-19
Figure 3-13:    Coarse Crush Duplicate Results, Au g/t, 27 Data Pairs..........................................3-20
Figure 3-14:    Coarse Reject Duplicate Results, Cu %, Scatter Plot............................................3-21
Figure 3-15:    Coarse Reject Duplicate Results, Au g/t, Scatter Plot..........................................3-21
Figure 3-16:    Pulp Duplicate Results, Cu %, Scatter Plot.....................................................3-22
Figure 3-17:    Duplicate Results, Cu %, Percentile Rank Chart.................................................3-23
Figure 3-18:    Pulp Duplicate Results, Au g/t, Scatter Plot...................................................3-23


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MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


Figure 3-19:    Duplicate Results, Au g/t, Percentile Rank Chart...............................................3-24
Figure 3-20:    Box Plot of Cu Assay Results by Litho Code.....................................................3-28
Figure 3-21:    Box Plot of Au Assay Results by Litho Code.....................................................3-28
Figure 3-22:    6 m Composite Box Plot, Cu %...................................................................3-29
Figure 3-23:    6 m Composite Box Plot, Au g/t.................................................................3-29
Figure 3-24:    Contact Profile - Inside and Outside of Cu Grade Probability Shell.............................3-30
Figure 3-25:    Contact Profile - Inside and Outside of Au Grade Probability Shell.............................3-31
Figure 3-26:    Histogram - Probability Plot of 6m Composites, Au g/t..........................................3-32
Figure 3-27:    Lithology Codes for Sulphide Blocks............................................................3-35
Figure 3-28:    Eastings Swath Plot - Cu % Inside Cu Grade Probability Shell...................................3-38
Figure 3-29:    Northings Swath Plot - Cu % Inside Cu Grade Probability Shell..................................3-38
Figure 3-30:    Elevations Swath Plot - Cu % Inside Cu Grade Probability Shell.................................3-39
Figure 3-31:    Change of Support Grade Tonnage Curve, Cu %....................................................3-40
Figure 4-1:     Whittle Nested Shell Output.....................................................................4-3
Figure 4-2:     Mine Production Forecast........................................................................4-7
Figure 4-3:     Mill Feed Tonnage by Pit Phase..................................................................4-8
Figure 4-4:     Feed Grade by Pit Phase.........................................................................4-8
Figure 5-1:     Metallurgical Drill Hole Collar Location and Pit Outline Plan...................................5-8
Figure 5-2:     Cu Grade vs. Recovery from Flotation of Drill Core and Assay Rejects............................5-9
Figure 5-3:     Sample Preparation Flowchart...................................................................5-10
Figure 5-4:     Results from Replicate Assay QC Programme......................................................5-13
Figure 5-5:     Mean Modal Composition of Mirador Ore..........................................................5-15
Figure 5-6:     Cu Mineral Speciation, % Cu as Secondary Minerals..............................................5-17
Figure 5-7:     Constituent Mineral Grain Size Distributions...................................................5-17
Figure 5-8:     Variation in Cu Mineral Grain Size with Lithology and Depth....................................5-18
Figure 5-9:     Comparative Chalcopyrite and Pyrite Abundance..................................................5-19
Figure 5-10:    Bond Work Index Test Summary...................................................................5-22
Figure 5-11:    Frequency Distribution of SPI Data.............................................................5-24
Figure 5-12:    Frequency Distribution of ta Parameter in JK Database..........................................5-24
Figure 5-13:    Frequency Distribution of A*b and DWI - Database vs. Mirador...................................5-25
Figure 5-14:    Effect of Primary Grind Size on Cu Rougher Grade and Recovery..................................5-27
Figure 5-15:    Effect of pH on Copper Recovery vs. Mass Pull..................................................5-28
Figure 5-16:    Effect of Collector on Rougher Flotation Metallurgy............................................5-29
Figure 5-17:    Comparison of Cu Grade and Recovery at Two Regrind Sizes.......................................5-30
Figure 5-18:    Effect of pH on Cleaner Performance............................................................5-31
Figure 5-19:    Locked Cycle Test Flowsheet....................................................................5-32



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CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


Figure 5-20:    Correlation between Mineralogical Parameters and Copper Flotation Recovery and Final
                Concentrate Grade - Mid to Deep Zone Composites................................................5-34
Figure 5-21:    Relationship of Ratio of Primary Grind P80: Mean Cu  Mineral to Copper Rougher Recovery........5-36
Figure 5-22:    Effect of Clay Content on Rougher Recovery.....................................................5-36
Figure 5-23:    Effect of Ratio of Regrind Size:Copper Mineral Grain Size on  Final Cu Concentrate
                Grade..........................................................................................5-37
Figure 5-24:    Effect of Pyrite Content of Feed on Final Cu Concentrate Grade.................................5-38
Figure 5-25:    Grade and Recovery for the Variability Locked Cycle Tests......................................5-40
Figure 5-26:    Effect of Rougher pH on Grade and Recovery.....................................................5-42
Figure 5-27:    Relationship between Mass Pull to final Concentrate Grade  and Head Grade......................5-42
Figure 5-28:    Cu Losses in the Rougher and Cleaner Circuits..................................................5-43
Figure 5-29:    Comparison of Metallurgical Performance by Ore Type and Depth..................................5-43
Figure 5-30:    Simplified Mirador Flowsheet...................................................................5-47
Figure 5-31:    Copper Porphyry Plant Feed Size Survey Data....................................................5-50
Figure 5-32:    SABC Circuit...................................................................................5-52
Figure 5-33:    SAG and Ball Mills Power Requirement...........................................................5-53
Figure 6-1:     Facilities Location Options.....................................................................6-2
Figure 6-2:     Overall Site Layout.............................................................................6-5
Figure 7-1:     Southern Ridge of Proposed Pangui TMF...........................................................7-3
Figure 7-2:     South East Corner of Proposed Pangui TMF........................................................7-3
Figure 7-3:     Western Edge of Proposed Pangui TMF.............................................................7-3
Figure 7-4:     TMF Final Arrangement..........................................................................7-11
Figure 7-5:     Depth-Area-Capacity Curve......................................................................7-13
Figure 7-6:     Filling Curve..................................................................................7-14
Figure 7-7:     Water and Mass Balance Schematic...............................................................7-16
Figure 7-8:     Typical Embankment Cross Sections..............................................................7-18
Figure 7-9:     Year 1 Starter Embankment - Plan...............................................................7-19
Figure 8-1:     Project and Port Locations......................................................................8-2
Figure 8-2:     Typical Road from Mine Area to Zamora River and Junction with  Amazon Highway...................8-3
Figure 8-3:     Zamora River Ferry Crossing.....................................................................8-3
Figure 8-4:     Gravel Road to Zamora - About 7.3 m Wide........................................................8-4
Figure 8-5:     Asphalt Road from Zamora to Puerto Bolivar......................................................8-4
Figure 8-6:     Typical Bridge Crossing for Gravelled Amazon Highway............................................8-5
Figure 8-7:     Typical Bridge on Asphalt Road from Zamora to Coast.............................................8-5
Figure 8-8:     Congestion at Piedras...........................................................................8-6


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MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



Figure 8-9:     Military Airstrip at Gualaquiza.................................................................8-7
Figure 8-10:    Puerto Bolivar..................................................................................8-9
Figure 8-11:    Puerto Bolivar Site Plan........................................................................8-9
Figure 8-12:    Proposed Port Facilities - Plan................................................................8-14
Figure 8-13:    Proposed Port Facilities - Elevation...........................................................8-14
Figure 11-1:    Water Quality Sampling Locations..............................................................11-13
Figure 12-1:    Project Organization Chart.....................................................................12-1
Figure 12-2:    Site Construction Management Organization Chart................................................12-7
Figure 12-3:    Manpower Chart................................................................................12-12
Figure 12-4:    Project Schedule..............................................................................12-16
Figure 15-1:    Base Case Pre-Tax NPV Sensitivity @8%..........................................................15-6
Figure 15-2:    Base Case Pre-Tax IRR Sensitivity..............................................................15-6


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CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


APPENDICES
-------------------------------------------------------------------------------

Appendix A:       Resource Geology Data
                  ICP Sample Analysis
                  Correlograms
                  Bulk Density Histograms
                  Block Model Sections
                  Swath Plots

Appendix B:       Mine Data
                  Mine Schedule
                  Contract Mining Budget Quotation
                  AMEC E&E Waste Dump Design Report

Appendix C:       Metallurgical Data
                  Lakefield Reports
                  MinnovEx Report
                  G&T Reports
                  Mass Balance
                  Design Criteria

Appendix D:       Drawings and Equipment and Load Lists
                  Drawings
                  Equipment List
                  Load List

Appendix E:       Mine Site Infrastructure Data
                  AMEC E&E Geotechnical Reports
                  Caminosca Road Report
                  Pangui Mill Site Geotechnical Report

Appendix F:       Tailings Dam Reports
                  Knight Piesold Pangui Tailings Management Facilities Report
                  Knight Piesold Report on Initial Tailings Storage Site
                     Alternatives Study

Appendix G:       Bridge Review Report

Appendix H:       Preliminary Closure Plan



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CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



Appendix I:       Cost Estimate Details

Appendix J:       Operating Cost Details

Appendix K:       Financial Model




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CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



GLOSSARY
-------------------------------------------------------------------------------

Ampere..........................................................  A
Annum (year)....................................................  a
Centimetre......................................................  cm
Cubic centimetre................................................  cm(3)
Cubic metre.....................................................  m(3)
Day.............................................................  d
Days per week...................................................  d/wk
Days per year (annum)...........................................  d/a
Dead weight tonnes..............................................  DWT
Degree..........................................................  (degree)
Diameter........................................................  0
Dry metric ton..................................................  dmt
Foot............................................................  ft
Gallon..........................................................  gal
Gram............................................................  g
Grams per tonne.................................................  g/t
Greater than....................................................  >
Hectare (10,000 m(2))...........................................  ha
Horsepower......................................................  hp
Hour............................................................  h
Hours per day...................................................  h/d
Hours per week..................................................  h/wk
Hours per year..................................................  h/a
Inch............................................................  "
Kilo (thousand).................................................  k
Kilogram........................................................  kg
Kilograms per cubic metre.......................................  kg/m(3)
Kilograms per hour..............................................  kg/h
Kilograms per square metre......................................  kg/m(2)
Kilometre.......................................................  km
Kilometres per hour.............................................  km/h
Kilopascal......................................................  kPa
Kilovolt........................................................  kV
Kilovolt-ampere.................................................  kVA
Kilovolts.......................................................  kV


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CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


Kilowatt........................................................  kW
Kilowatt hour...................................................  kWh
Kilowatt hours per tonne (metric ton)...........................  kWh/t
Kilowatt hours per year.........................................  kWh/a
Less than.......................................................  <
Litre...........................................................  L
Litres per minute...............................................  L/m
Megapascal......................................................  MPa
Megavolt-ampere.................................................  MVA
Megawatt........................................................  MW
Metre...........................................................  m
Metres above sea level .........................................  masl
Metres per minute...............................................  m/min
Metres per second...............................................  m/s
Micrometre (micron).............................................  um
Milliamperes....................................................  mA
Milligram.......................................................  mg
Milligrams per litre............................................  mg/L
Millilitre......................................................  mL
Millimetre......................................................  mm
Million.........................................................  M
Million tonnes..................................................  Mt
Minute (plane angle)............................................  '
Minute (time)...................................................  min
Month...........................................................  mo
Ounce...........................................................  oz
Parts per billion...............................................  ppb
Parts per million...............................................  ppm
Pascal (newtons per square metre)...............................  Pa
Pascals per second..............................................  Pa/s
Percent.........................................................  %
Pound(s)........................................................  lb
Pounds per square inch..........................................  psi
Second (plane angle)............................................  "
Second (time)...................................................  s
Specific gravity................................................  SG
Square centimetre...............................................  cm(2)
Square foot.....................................................  ft(2)


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CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


Square inch.....................................................  in(2)
Square kilometre................................................  km(2)
Square metre....................................................  m(2)
Thousand tonnes.................................................  kt
Tonne (1,000 kg)................................................  t
Tonnes per day..................................................  t/d
Tonnes per hour.................................................  t/h
Tonnes per year.................................................  t/a
Volt............................................................  V
Week............................................................  wk
Weight/weight...................................................  w/w
Wet metric ton..................................................  wmt
Year (annum)....................................................  a




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CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



1.0      EXECUTIVE SUMMARY

1.1      Summary

         In November 2003, Corriente Resources (Corriente) commissioned AMEC
         Americas Limited (AMEC) to be the primary consultant for the preparation of a bankable feasibility study for the Mirador Copper
         Project. The deposit is located along the valley of the Rio Zamora in the Zamora Chinchipe Province of southeast Ecuador, adjacent to the border with Peru. The Mirador site is approximately 340 km south of Ecuador's capital city of Quito, 70 km east-southeast of the city of Cuenca, and about 418 km from the Pacific Ocean port of Machala. The site coordinates are 03(degree)34'N latitude and 78(degree)26'W longitude and the elevation ranges from 800 to 1,400 masl).

         The site is accessible year round by road. The access from Machala to the city of Loja is on 259 km of paved road and then an additional 170 km on paved and gravel roads to site. Tundayme is the closest village to the deposit and is also accessed by about 170 km of paved and gravel roads from Cuenca or Loja. There is national highway road access from Cuenca to the capital city Quito 270 km to the north.
         Scheduled air service is available from Quito to Cuenca or Loja. Only small, chartered aircraft can fly to Gualaquiza, the closest asphalt airfield, about 40 km to the northwest of the deposit.

         The region is characterized by a wet equatorial climate with a reported rainfall of 2,700 mm/a. Individual rainfall events can be over 60 mm in a 24 hour period. The site is bisected at its base by the valley of the Zamora River that lies at an elevation of about 700 masl and is flanked by highland areas that rise to the east and west.
         Drainage is into the Zamora River via the Wawayme River. Variations in the local topography have influenced the location of the main plant facilities.

         Regional exploration was initiated in southeastern Ecuador by BHP
         Billiton S.A. in 1994. They identified possible porphyry copper systems in the region, including Mirador. Corriente has carried out exploration on the Mirador site since April 2000. The work completed to date has included 24,350 m of core drilling in 91 diamond drill holes arranged in a grid on approximately 75 m to 100 m centres.



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CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



         The feasibility study is based on conventional open pit mining of the porphyry copper deposit. The deposit is covered by an average 22 m depth of overburden and a leached cap, a portion of which must be pre-stripped to access the orebody. The sulphide ore body is relatively homogenous, consisting dominantly of primary copper sulphides and is open at depth. Secondary enrichment is thinly developed in places over the primary sulphide mineralization. Overall, the metallurgy is regarded as relatively simple.

         The estimated mineral resources included in the mine plan total approximately 111 Mt grading 0.67% Cu and 0.22 g/t Au. Approximately
         91 Mt of waste rock will be removed over the mine life, resulting in an average strip ratio of about 0.8:1.

         The mine plan is based on a contract mining company providing ore to a conventional copper concentrator to support an average milling rate of 25,000 t/d (9.125 Mt/a). All facilities are designed for this throughput and operate on a continuous basis, 24 h/d, 365 d/a. Average production is estimated to be about 174,000 t/a of copper concentrate over the mine life of 12 plus years.

         Run-of-mine ore will be crushed in a gyratory crusher. The mill flow sheet selected for Mirador will be a conventional copper-gold porphyry flowsheet, with relatively coarse primary semi-autogenous and ball mill grinding to about 150 um followed by copper rougher flotation, concentrate regrind to 30 um, and cleaner flotation and dewatering.
         Concentrates produced are predicted to average 29.8% copper at a recovery of 91%. Gold recovery is expected to average 47%. A laboratory analysis of concentrates indicated that no significant deleterious penalty element impurities are present. The concentrate will be trucked via the existing road network in the area to a port facility in Machala for shipment to smelters. Tailings from the process will be impounded in a zero discharge tailings pond; water will be reclaimed from the tailings pond and reused in the process.

         The major infrastructure required to develop the property includes road access upgrades, a run-of-river hydroelectric scheme, and power line. The hydroelectric development is not part of the scope of this study and the supply of power will be through an independent build-own-operate arrangement. A 2.7 km access road is needed to connect the plant and administration areas to the existing highway that


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CORRIENTE RESOURCES INC.
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         passes by the property. Access between the plant area and the mine will be via upgraded existing roads including a new 5 km section to the pit area. A 10 km overland conveyor will connect the process plant and the crusher. In addition, a 100 km power line will have to be constructed, as part of the Sabanilla Hydroelectric Project, to connect the site to the hydroelectric power station and the existing power grid. The power demand of the project is about 28.3 MW. Seasonal variations in the output of the hydroelectric scheme result in an average output of about 23.5 MW and, on average, 4.8 MW of supplementary power will be imported from the existing power grid.

         Merit Consultants International Inc. (Merit) estimated the capital cost to build the facilities as described in this report to be US$202 million.

         Mining costs were based on contract mining budget quotations. Process operating costs and G&A costs were estimated by AMEC with input from Corriente. The estimated life of mine operating costs is US$3.23/t mined or US$5.41/t milled.

         At a copper price of US$1.00/lb and a gold price of US$400/oz, the project has a pre-tax IRR of 14.8%, an NPV of US$71.2 million at 8% and a five-year payback.

         The financial analysis indicates the project is most sensitive to changes in revenue, either through increased copper prices or increased tonnage. It is AMEC's recommendation that Corriente investigate increasing the plant throughput.


1.2      Project Background

1.2.1    Terms of Reference

         Corriente is evaluating the development of the Mirador Copper Project in southeastern Ecuador. Corriente commissioned AMEC to be the prime consultant for the feasibility study and to compile this feasibility study report, with input from Corriente's various consultants as listed below. The feasibility study addressed the resource, mine plan, processing and support facilities, site access, transportation of concentrate, port requirements, concentrate marketing and project execution.



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         The following consultants were responsible for input to the feasibility study:

         AMEC

         o   overall study compilation

         o   review of project geology

         o   review of sample QA/QC program

         o   estimate of mineral resources

         o   mine planning

         o   specification and management of metallurgical testwork program

         o   flowsheet development

         o   design of the process facilities and site support facilities

         o   design of mine roads and concentrator access road

         o   input to capital cost estimating:

             -   equipment pricing for major process equipment

             -   quantity estimation for major civil and structural components

         o   operating cost estimates for mining, process and administration

         o   pre-tax financial analysis

         o   geotechnical engineering to support pit design

         o   site water management

         o   mine waste management

         o   ARD analysis

         o specification and management of environmental and socio-economic baseline studies, including impact analysis.

         Caminosca Caminos y Canales Cia. Ltda. (Caminosca)

         o   design of the site access roads and the mine haul road

         o   surveying.



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         Knight Piesold Ltd (KP)

         o   design of Tailings Management Facility

         o   geotechnical investigations to support tailings impoundment design

         o   investigations for freshwater wells

         o   design of tailings distribution pipework for TMF

         o   design of reclaim barge and pipeline for TMF

         o   TMF capital and operating cost estimates

         o   TMF closure plan.


         Merit Consultants International Inc. (Merit)

         o   study coordination

         o   development of project implementation plan and schedule

         o   assessment of off-site infrastructure

         o   capital cost estimating.


         Terrambiente

         o   environmental base line monitoring

         o   environmental impact assessment report

         o   socio economic studies

         o   environmental management plan.


         Corriente

         o   geologic solids for dikes and supergene material

         o   geotechnical investigation of plant site area

         o   overland conveying system

         o   port operations and costing


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         o   concentrate marketing

         o   concentrate trucking and shipping

         o   power supply.


1.2.2    Property Description and Location

         The Mirador Project is located approximately 340 km south of Ecuador's capital City of Quito, along the valley of the Zamora River in the Zamora Chinchipe Province of southeast Ecuador, adjacent to the border with Peru at approximately 9 604 200 N, 785(degree)000 E; UTM Zone 17S coordinates. The nearest village to the Mirador deposit is Tundayme, which is accessed by 170 km of paved highway and gravel roads from either Cuenca (about five to six hours travel time) or Loja (four hours travel time).

         The area has a wet equatorial climate with a reported rainfall of 2,700 mm/a. Individual rainfall events can be over 60 mm in a 24-hour period. Due to variations in local topography there is a wide range in rainfall levels, and the area could be characterized as having numerous microclimates.

         The valley of the Zamora bisects the project area at an elevation of about 700 masl. The flanking highland areas of the Paramos de Matanga on the west, and the Cordillera de Condor on the east, rise to maximum elevations of 4,200 and 3,500 masl, respectively. The elevation of the Mirador project ranges from about 800 masl to 1,400 masl. Drainage is into the Zamora via Wawayme River.

         A site location map is provided in Figure 1-1 followed by photographs of the site.


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            Figure 1-1: Location Map


            [Graphic Omitted]





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CORRIENTE RESOURCES INC.
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            Figure 1-2: Plant Site Area






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                      [Plant Site Area - Graphic Omitted]






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                       Figure 1-3:  Pit Area Looking South






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                   [Pit Area Looking South - Graphic Omitted]




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                 Figure 1-4:  View of the Crusher and Pit Areas





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FEASIBILITY STUDY REPORT




             [View of the Crusher and Pit Areas - Graphic Omitted]




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                    Figure 1-5: Tailings Area Looking North






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                [Tailings Area Looking North - Graphic Omitted]




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CORRIENTE RESOURCES INC.
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FEASIBILITY STUDY REPORT



1.3      Geology and Resource Modelling

         Corriente engaged AMEC to provide a mineral resource estimate and Qualified Person's review and Technical Report for the Mirador
         Project. The work entailed estimating mineral resources in conformance with the CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument (NI) 43-101, Standards of Disclosure for
         Mineral Projects. It also involved the preparation of a Technical
         Report as defined in NI 43-101 and in compliance with the format set out in 43-101F1. Susan Lomas, P.Geo., an employee of AMEC, served as the Qualified Person responsible for preparing the resource estimation.


1.3.1    History

         Regional exploration was initiated in southeastern Ecuador by BHP
         Billiton S.A. in 1994. BHP Billiton used silt sampling to identify favourable areas of base metal anomalies. With further mapping they identified possible porphyry copper systems associated with these anomalies. At least eight separate porphyry copper systems have been identified in the region.

         The area of Mirador was recognized as an area of interest during the original reconnaissance geological and geochemical surveys completed in December 1994. These surveys, which included 315 pan concentrates of stream sediments, defined an area roughly 50 km(2) that contained anomalous values for Cu, Mo, Au, Zn, and Ag. However, BHP Billiton was forced to focus its efforts in the north part of the belt since the present property was off limits between 1995 and 1999 due to the border conflict in the area between Ecuador and Peru.

         After a peace treaty was signed with Peru in July 1999, BHP Billiton completed detailed follow-up surveys to better define the anomaly areas at the Mirador property. They collected 746 soil samples along ridges and 219 rock chips from outcrops found in drainages traversing the anomalous zones. This work along with geological and alteration mapping defined the Mirador (previously known as Wawayme) zone and the
         Chancho and Chancho Norte Zones to the southwest.
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CORRIENTE RESOURCES INC.
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         In October 1999, BHP Billiton entered into an option agreement with
         Corriente covering 880 km(2) in the northern part of the porphyry belt. Subsequently, BHP Billiton and Corriente entered into a further agreement in April 2000 covering 230 km(2) in the southern part of the porphyry belt (the Mirador - Chancho property).

         In 2002, after completion of 52 diamond drill holes, results of a polygonal resource estimate were released (12 February 2002). The estimated tonnage and grade, calculated at a 0.65% Cu cutoff grade, were 218 Mt grading 0.73% Cu, all in the Inferred Mineral Resource category.

         In 2003, Corriente released a second mineral resource for the Mirador
         Project in a NI 43-101 Technical Report (February 2003). The updated resource estimate was based on 10 additional holes and estimated using polygonal methods. This resource estimate, calculated at a 0.65 Cu % cutoff grade, yielded 182 Mt grading 0.76% Cu and 0.221 g/t Au. The estimate was classified as Inferred Mineral Resources.


1.3.2    Deposit Type and Mineralization

         The copper and gold mineralization encountered at the Mirador deposit display many of the characteristics of calc-alkaline type porphyry copper systems. Supergene zones of enrichment are weakly developed beneath a superficial leach cap that averages less than 22 m thick.

         Mineralization at Mirador can be divided into early molybdenum, early copper +/- gold, and late copper-gold stages. Molybdenum is associated with early quartz veining. Both copper-gold events are sulphide dominated. Chalcopyrite occurs as mainly irregular masses between clasts in the early breccia (with some disseminated) and as fine disseminations in a halo zone around the breccia within the Zamora granite. The syn- to post-mineral porphyry dykes are variably and weakly mineralized by the late copper-gold disseminations and sparse sulphide veins.

         A late stage series of 1 cm to 2 cm quartz sulphide stingers transect the project. They are subvertically emplaced but their strike is unknown, as they have only been seen in drill core. These veinlets are sulphide rich and have elevated gold and zinc values.

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         They were intersected in the vertical drill holes and were found running down the core over metres of core length. AMEC developed a capping strategy to limit the influence of these high gold values during gold grade interpolation.

         The Mirador porphyry system exhibits well-defined alteration zoning, with a large (approximately 4 km(2)), quartz-sericite alteration zone covering a large part of the wall rock and quartz diorite porphyry.
         This alteration has overprinted a potassic alteration whose remnants are small secondary biotite nuclei mainly in the quartz monzonite.


1.3.3    Resource Classification and Summary

         The mineral resources of the Mirador project were classified using logic consistent with the CIM definitions referred to in NI 43-101.
         The project mineral resources were classified into one of two categories: Indicated or Inferred Mineral Resources. Review of the model relative to the drill hole data, in sections and in plans, showed good geologic and grade continuity in areas where sample spacing is around 100 m. The current drill hole spacing is nominally
         100 m with some areas approaching 75 m. Combined with spatial statistical work and investigation of confidence limits in predicting planned annual production work, AMEC decided that blocks covered by this data spacing may be classified as Indicated Mineral Resources. In the hypogene mineralization two drill holes needed to be within 100 m of the block centre or a single drill hole within 35 m to be classified as Indicated Mineral Resources. Supergene mineralization needed to have two drill holes within 75 m of a block centre or a single drill hole within 35 m. Locally a second pass utilizing a one-hole rule was necessary to prevent a "striping" effect of isolated
         Inferred Mineral Resource blocks amongst mostly Indicated mineral resource blocks.

         All interpolated blocks that did not meet the criteria for Indicated mineral resources were assigned as Inferred mineral resources if they fell within 200 m of a drill hole composite in the hypogene mineralization or 150 m if in the supergene zone.

         Table 1-1 contains the results of the resource estimation for the Mirador Deposit as of 23 September 2004. The estimate is made by mineralization type. The resource estimate result for Mirador is being declared using the 0.40% Cu cutoff. For

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CORRIENTE RESOURCES INC.
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         comparative purposes, additional copper grade cutoffs equal to 0.50.
         0.55. 0.60. 0.65 and 0.70 % were also tabulated and they are included in Table 1-2. The resources are reported to a depth of 850 m elevation, which is approximately 500 m below the surface.


        Table 1-1:   Mirador Deposit Mineral Resource Summary, 23 September 2004
       -------------------------------------------------------------------------
                                                              Au           Cu
                Zone                            Tonnes      (g/t)          (%)
       =========================================================================
       0.4 Cu % Cutoff
       Indicated Mineral Resource
                Mixed                          1,300,000     0.23         0.57
                Enriched                       6,700,000     0.24         0.99
                MNZD (mineralized)           301,700,000     0.20         0.65
       -------------------------------------------------------------------------
       Total    Indicated hypogene           301,700,000     0.20         0.65
                Indicated supergene            8,000,000     0.24         0.92
       -------------------------------------------------------------------------
       Inferred Mineral Resource
                Mixed                                  -      -             -
                Enriched                       1,200,000     0.25         0.83
                MNZD                         313,900,000     0.17         0.56
       -------------------------------------------------------------------------
       Total    Inferred hypogene            313,900,000     0.17         0.56
                Inferred supergene             1,200,000     0.25         0.83
       -------------------------------------------------------------------------

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  Table 1-2:   Mirador Deposit Mineral Resource Summary - Comparative Cutoffs,
               23 September 2004
 -------------------------------------------------------------------------------
                                                         Au           Cu
          Zone                        Tonnes            (g/t)          (%)
 ===============================================================================
 0.5 Cu % Cutoff (Cu ID)
 Indicated Mineral Resource
          Mixed                          800,000         0.25         0.65
          Enriched                     6,600,000         0.24         1.00
          MNZD                       254,800,000         0.21         0.68
 -------------------------------------------------------------------------------
 Total    Indicated hypogene         254,800,000         0.21         0.68
          Indicated supergene          7,400,000         0.24         0.96
 -------------------------------------------------------------------------------
 Inferred Mineral Resource
          Mixed                                -          -             -
          Enriched                     1,200,000         0.25         0.83
          MNZD                       215,300,000         0.18         0.62
 -------------------------------------------------------------------------------
 Total    Inferred hypogene          215,300,000         0.18         0.62
          Inferred supergene           1,200,000         0.25         0.83
 ===============================================================================
 0.6 Cu % Cutoff (Cu ID)
 Indicated Mineral Resource
          Mixed                          500,000         0.28         0.76
          Enriched                     6,200,000         0.24         1.03
          MNZD                       182,400,000         0.22         0.73
 -------------------------------------------------------------------------------
 Total    Indicated hypogene         182,400,000         0.22         0.73
          Indicated supergene          6,700,000         0.24         1.01
 -------------------------------------------------------------------------------
 Inferred Mineral Resource
          Mixed                                -          -             -
          Enriched                       900,000         0.22         0.89
          MNZD                        93,300,000         0.20         0.71
 -------------------------------------------------------------------------------
 Total    Inferred hypogene           93,300,000         0.20         0.71
          Inferred supergene             900,000         0.22         0.89
 ===============================================================================
 0.65 Cu % Cutoff (Cu ID)
 Indicated Mineral Resource
          Mixed                          400,000         0.25         0.75
          Enriched                     6,000,000         0.25         1.05
          MNZD                       140,600,000         0.23         0.77
 -------------------------------------------------------------------------------
 Total    Indicated hypogene         140,600,000         0.23         0.77
          Indicated supergene          6,400,000         0.25         1.03
 -------------------------------------------------------------------------------
 Inferred Mineral Resource
          Mixed                                -          -             -
          Enriched                       800,000         0.25         1.00
          MNZD                        56,900,000         0.22         0.76
 -------------------------------------------------------------------------------
 Total    Inferred hypogene           56,900,000         0.22         0.76
          Inferred supergene             800,000         0.25         1.00
 ===============================================================================
 0.7 Cu % Cutoff (Cu ID)
 Indicated Mineral Resource
          Mixed                          200,000         0.35         1.05
          Enriched                     5,800,000         0.24         1.05
          MNZD                       101,600,000         0.24         0.80
 -------------------------------------------------------------------------------
 Total    Indicated hypogene         101,600,000         0.24         0.80
          Indicated supergene          6,000,000         0.25         1.05
 -------------------------------------------------------------------------------
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 -------------------------------------------------------------------------------
                                                         Au           Cu
          Zone                        Tonnes            (g/t)          (%)
 ===============================================================================

Inferred Mineral Resource
          Mixed                                -          -             -
          Enriched                       800,000         0.25         1.00
          MNZD                        40,400,000         0.23         0.79
 -------------------------------------------------------------------------------
 Total    Inferred hypogene           40,400,000         0.23         0.79
          Inferred supergene                   -          -             -
 -------------------------------------------------------------------------------


1.4      Mine Plan

1.4.1    Introduction

         The resource model was divided into four copper/gold-bearing zones:
         leached, mixed, enriched, and mineralized. After resource modelling was completed, these four zones were combined into a single zone per block to reflect the mineability of each block, on a diluted basis.
         The mine plan treats leached material as saprolitic and all other material as sulphide.

         Mining at Mirador will be by conventional open pit truck and shovel methods. Budget pricing was obtained for contract mining. The mining fleet is estimated to consist of two 19.9 m(3) front-end loaders and eight 140 t trucks. Support equipment will include bulldozers, graders, and excavators to maintain the surfaces of the roads, dumps and operating benches and the water collection system at the pit rim and in-pit.

         Mining occurs in three phases: a starter pit which is mined for eight years, an intermediate pit which is mined over a 9 year time frame and the ultimate pit which is mined over 11 years. Overlaps of the pits occur to balance waste stripping and ore feed grade. The annual mine production and mill feed forecast for the three mining phases is summarized in Table 1-3.
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  Table 1-3:    Mine Production Forecast
  ------------------------------------------------------------------------------
           Total                       Grade
                     ----------------------------------------   Total
         Mill Feed        NSR           Cu            Au        Waste
  Year   (t x 000)       ($/t)          (%)          (g/t)     (t x 000)   S.R.
  ==============================================================================
  -1*       2,100        8.570         0.661         0.223      14,175      6.75
  1         7,025        9.622         0.743         0.227      14,344      2.04
  2         9,125        9.880         0.762         0.228       7,481      0.82
  3         9,125        8.846         0.683         0.237       7,132      0.78
  4         9,125        9.066         0.700         0.241       5,974      0.65
  5         9,125        8.850         0.683         0.234       5,903      0.65
  6         9,125        8.736         0.674         0.230       5,907      0.65
  7         9,125        8.453         0.653         0.238       5,908      0.65
  8         9,125        7.962         0.615         0.198       5,911      0.65
  9         9,125        8.383         0.647         0.200       5,877      0.64
  10        9,125        8.242         0.636         0.196       5,898      0.65
  11        9,125        7.880         0.608         0.184       3,811      0.42
  12        9,125        8.178         0.631         0.187       2,628      0.29
  13        1,127        9.387         0.724         0.203         223      0.20
  ------------------------------------------------------------------------------
  Total   110,627        8.662         0.668         0.216      91,172      0.82
  ------------------------------------------------------------------------------
  *   Includes stockpiled ore for plant feed in Year 1


1.4.2    Open Pit Optimization

         To run the pit optimization, an NSR model was created within
         Gemcom(R). The calculated NSR values are based on copper values only, and do not include gold. Only model blocks carrying ore grades within the indicated category were assigned a revenue value. Blocks carrying grades in the inferred category were treated as waste, and referenced as Waste-Inferred in this report. This model was then imported into
         Whittle 4X(R) mine optimization software package. A series of pit shells were created at various net smelter return (NSR) values utilizing a revenue factor, these pit shells were then analyzed to select the best one for pit design. The best pit is the maximum NPV at the stated criteria. The Whittle(R) Milawa algorithm was used to generate production forecasts at varying throughputs, from 20,000 t/d through 35,000 t/d, assuming three pit phases. The shells were loaded back into the mine planning package and evaluated for accessibility and overall pit footprint. For the purposes of this study, Corriente chose 25,000 t/d, based on company objectives at this time, and design work, which had completed to date. The discount rate used in all
         Whittle work was 10%.
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         The parameters used to create the NSR and optimization models are summarized in Table 1-4.

         The Whittle forecast output for the series of generated shells is shown in Figure 1-6. The Worst Case mining forecast simulated mining the shell in a top-to-bottom manner, a scenario that is unlikely to occur in even the most challenging environment. The Best Case mining forecast mines in a shell-by-shell manner, which is far too optimistic to occur and due to mining width, is not feasible. The Specified Case allows mining each specified shell. In this case, three shells were chosen to represent the starter, intermediate and ultimate pit shells.
         These shells could then be forecast using the Milawa algorithm, which allows for simultaneous mining of multiple phases in an optimized manner. In summary, the ultimate pit was selected based on maximizing the deposits NPV. It is expected that the Specified Case will be achieved with proper scheduling, and therefore significantly greater gross value than the Worst Case indicates.

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            Table 1-4:   Pit Optimization and NSR Parameters
           --------------------------------------------------------------------
           Parameter                            Unit            Base Case
           ====================================================================
           Block Size
           X                                    (m)                 15
           Y                                    (m)                 15
           Z - oxide                            (m)                 12
           Bulk Density
           Ore & Waste                        (t/m(3))     Variable from model
           Metal Price
           Copper                              ($/lb)              1.00
           --------------------------------------------------------------------
           Primary Process Recovery                                 Cu
                                                (%)               91.4
           --------------------------------------------------------------------
           By-product Credits                                      N/A
           --------------------------------------------------------------------
           Concentrate Grade
           Copper                               (%)                29.8
           Smelter Terms                                            Cu
           Treatment Charge                   ($/dmt)               75
           Amount Payable                       (%)                96.5
           Refining                            ($/lb)             0.075
           --------------------------------------------------------------------
           Transportation (all products)
           Road freight & storage             ($/wmt)             81.62
           Ocean Freight                      ($/wmt)          Incl. above
           Moisture                             (%)                8.00
           Losses                               (%)                0.25
           --------------------------------------------------------------------
           Mining Recovery                      (%)                100
           --------------------------------------------------------------------
           Preliminary Costs
           Process and G&A                   ($/t                  3.90
                                              milled)
           Ore mining @ 25,000tpd            ($/t                  0.89
                                               mined)
           Waste mining                      ($/t                  0.89
                                               mined)
           --------------------------------------------------------------------
           Pit Slope Angles                     (0)              35 to 42
           Maximum Slope Height                  m                 500
           --------------------------------------------------------------------

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            Figure 1-6: Whittle Nested Shell Output


            [Graphic Omitted]




1.4.3    Pit Design

         The parameters used in the detailed pit design, including the geotechnical data described above, are as follows:

         o   bench height, single benching...............................12 m

         o   berm width ..................................................8 m

         o   haul roads and pit ramps

             -  total width allowance....................................22 m

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             -  running surface..........................................18 m

             -  berms and ditches.........................................4 m

             -  berm access from ramp...............................bottom only

             -  maximum grade............................................10%

         The three pit phases share a final wall on the southwest of the pit.
         Stripping will start on the south highwall and progress towards the north. Waste from the pit will be hauled to the waste dump or used for haul road construction and maintenance. Waste dump construction will isolate saprolitic (leached) waste so that it is contained within a sulphide waste berm.

         The primary road access will be from the pit entrance through to the crushing facilities. All haul roads, both within and outside the pit, are designed to a minimum width of 22 m, except the lowest segments of the pit, which are 18 m (single-lane access).


1.4.4    Mining Estimate

         The resources within the Mirador pits are summarized in Table 1-5, only the Indicated resources are considered mill feed; the Inferred resource is treated as waste.

          Table 1-5:   Resources by Material Type
         ---------------------------------------------------------------------------------------
                          Tonnes     Cutoff NSR    Cutoff Cu      NSR         Cu         Au
                          (000)       (US$/t)         (%)       (US$/t)      (%)       (g/t)
         =======================================================================================
         Indicated
         Phase One         38,294       6.67           0.44       9.74       0.751      0.241
         Phase Two         29,807       5.84           0.41       8.23       0.635      0.211
         Phase Three       42,526       5.46           0.35       8.00       0.617      0.198
         ---------------------------------------------------------------------------------------
         Total            110,627        -             -          8.66       0.668      0.216
         ---------------------------------------------------------------------------------------
         Inferred
         Phase One          2,407       6.67           0.44       8.86       0.683      0.228
         Phase Two          2,330       5.84           0.41       6.91       0.533      0.191
         Phase Three        5,057       5.46           0.35       5.94       0.458      0.166
         ---------------------------------------------------------------------------------------
         Total              9,794        -             -          6.89       0.531      0.187
         ---------------------------------------------------------------------------------------
         Note:  Copper cutoff shown as a NSR equivalent; actual NSR cutoff was completed in Whittle.

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         Waste material was categorized into the three types listed in Table
         1-6. Material that was within the leached area was considered saprolite. Inferred waste was material above copper cutoff grade, but within the inferred resource category. All other material is been tabulated as sulphide waste.

         Table 1-6:    Waste Quantities and Type
         -----------------------------------------------------------------------
                             Phase One   Phase Two    Phase Three       Total
         Waste Type          (t x 000)   (t x 000)     (t x 000)      (t x 000)
         =======================================================================
         Sulphide Waste        12,300       9,549        23,726          45,575
         Inferred Waste         2,407       2,330         5,057           9,794
         Saprolitic
           (Leached)
            Waste              21,129       6,143         8,531          35,803
         -----------------------------------------------------------------------
         Total                 35,836      18,022        37,314          91,172
         -----------------------------------------------------------------------


1.4.5    Mining Equipment

         A budget quotation for contract mining was received from Mamut Andino C.A., a large Ecuadorian civil construction company. The contract mining was quotation was based on AMEC's mine schedule, pit development plans, and layout drawings for the pit crusher and waste dump.

         Loading and hauling estimated were carried out using Caterpillar software Fleet Production and Cost. Major input values are shown in Table 1-7. Blasting was estimated at 50% ANFO and 50% emulsion.

         Table 1-7:   Estimate Input Values
         -----------------------------------------------------
         Schedule
         =====================================================
         Calendar days                         365 d/a
         Shifts per day                           2
         Shift utilization                       83%
         FEL filling factor                      90%
         FEL & Truck availability                92%
         FEL Passes / truck                       5
         Net Load / Truck                       138 t
         -----------------------------------------------------
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         The estimated fleet requirements are listed in Table 1-8:

         Table 1-8:   Mine Equipment Fleet Requirements
         -----------------------------------------
         Years                          Quantity
         =========================================
         203 mm blasthole drill            1
         19.9 m(3) front-end loader        2
         140 t haulage truck               8
         "D10" track dozer                 2
         "D9" track dozer                  1
         Grader                            2
         "966" loader                      2
         "330" excavator                   2
         20 t dump trucks                  2
         Emulsion mix truck                1
         Water truck                       1
         Lube truck                        1
         Drum vibrator                     1
         -----------------------------------------


1.5      Metallurgy and Process Design

1.5.1    Metallurgical Testwork

         A significant amount of metallurgical testwork has been undertaken on mineralized samples from the Mirador deposit since 2001. SGS Lakefield Research (Lakefield), in Lakefield, Ontario, Canada, carried out the main program of feasibility testing between December 2003 and September 2004. The groups responsible historically for the metallurgical testing aspects of the project are summarized below:

         Geomet S.A., Santiago, Chile (May 2001)

         o   scoping batch rougher tests.

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         Resource Development Inc. (RDI), Co, USA (May 2002)

         o   scoping batch rougher tests.


         Sumitomo Metal Mining Co, Limited, Japan (July 2003)

         o   scoping batch rougher and cleaner tests

         o   concentrate chemical and mineralogical analysis

         o   composite bond ball work index (BWI).


         SGS Lakefield Research Limited, Lakefield, Ontario, Canada (Dec 2003
         - Sept 2004)

         o feasibility bench-scale flotation test program (batch and locked cycle flowsheet development and locked cycle variability testing)

         o comminution testing (BWI, RWI, CWI, Ai and JK and SMC drop-weight testing) and modelling (JK SimMet)

         o QEM*SEM characterization of composite samples for variability testing

         o   concentrate characterization and dewatering.


         G&T Metallurgical Services Limited, Kamloops, BC, Canada (April - Sept
         2004)

         o   supporting bench-scale flotation testwork

         o   mineralogical modal analysis.


         MinnovEX Technologies Inc, Toronto, Ontario, Canada (July 2004)

         o   comminution testing (SPI) and modelling (CEET).

         In 2001 Geomet S.A. conducted a scoping rougher flotation test, on behalf of Billiton Chile, on an unidentified sample (Muestra 2)
         from Mirador.
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         In April 2002, Resource Development Inc. (RDI) conducted three batch rougher flotation tests also on unidentified samples.

         In June 2003, Sumitomo Metal Mining Co., Ltd. (Sumitomo) conducted an independent scoping level metallurgical program on five selected drill core samples. This testing included batch rougher and cleaner flotation, mineralogical and chemical analysis of concentrates, and a bond work index determination. The liberation characteristics of the ore were also investigated. AMEC reviewed this work and found it to be done to industry standard.

         Overall, the results of the Geomet, RDI and Sumitomo testwork showed the samples tested had relatively simple metallurgy and favourable commercial concentration potential. The subsequent follow-up feasibility work by Lakefield on 3,000 kg of split diamond drill core from 18 drill holes across the ore body, and at various depths, has confirmed their conclusions.

         The feasibility metallurgical testwork carried out by Lakefield was done under the direction of AMEC. Lakefield also provided samples to MinnovEX and G&T Metallurgical Services (G&T) to conduct SPI grindability testwork, and mineralogical and flotation quality control testwork respectively. Lakefield and MinnovEX also conducted grinding circuit evaluations using their JKSimMet and Comminution Economic Evaluation Tool (CEET) simulation models respectively.

         Lakefield's testing was conducted in two phases:

         o   Flowsheet Development December 2003 - March 2004

         o   Mapping and Recovery Variability April - September 2004.

         Four master composites were produced from the core samples for an initial flowsheet and design criteria development program. This indicated the mill flow sheet for Mirador will be a conventional copper-gold porphyry flowsheet, with relatively coarse primary SAG and ball mill grinding to about 150 um followed by copper rougher flotation, concentrate regrind to 30 um, and cleaner flotation and dewatering. Metallurgical testing and mineralogical quantitative modal liberation analysis,

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         conducted by G&T, supported the selection of the primary grind and regrind parameters.

         A recovery and mineralogical variability mapping program completed during the third quarter of 2004 subsequently confirmed that the metallurgy and mineralogy of the ore body is quite simple and homogenous, and the samples tested responded consistently well to the conventional flowsheet and reagent scheme selected. Over 44 variability sub-composite samples were produced from 17 drillholes and tested by hole and depth. Each sample was subjected to chemical and QemSCAN (Quantitative Evaluation of Mineralogy by Scanning Electron Microscopy) mineralogical analysis, grindability testing, and locked cycle flotation. Locked cycle concentrates were subjected to mineralogical, chemical, pyroforicity, and dewatering testing.

         Chemical analysis of the head samples indicated a range of copper grades from 0.20% to 1.07%, with average overall grade of 0.67%. Gold grades ranged from 0.05 g/t to 0.43 g/t with an average value of 0.22 g/t.

         Concentrates produced are predicted to average 29.8% Cu at a recovery of 91%. The average gold grade and recovery was 5.2 g/t and 47.2%, respectively. A gold behaviour model developed from the flotation test data suggests gold tracks chalcopyrite, pyrite, and gangue, with near equal weighting throughout the process. There is good reconciliation between the test gold recovery data and that predicted by quantitative mineralogy.

         A laboratory analysis of the individual locked cycle concentrate products indicated that no significant deleterious penalty element impurities were present and this is in good agreement with mineralogical mapping. Concentrate thickening and filtration testwork was conducted. The concentrates settled rapidly and no dewatering problems were identified. Pyroforicity results indicated the concentrate is not expected to be self-heating.

         Grindability tests were conducted on the sub-composite intervals of core from individual drill holes. Two dedicated whole core geotechnical and comminution holes were also drilled and used for additional grinding testwork, including Bond Work and Abrasion
         Indices, JK drop-weight and MinnovEX SPI testing.
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         Most of the ore in the pit falls geologically in an alteration zone of intense gypsum depletion. This is indicated by low RQD data and poor rock quality observed in drill core boxes. Comparative Bond low energy impact (CWI) and drop-weight test data also indicates the +150 mm ore lumps will break relatively easily at low-energy, but that the resulting reduction may be small. On this basis it is reasonable to assume the SAG mill feed granulometry will be relatively finer than the copper porphyry industry average.

         JK and SPI testing data ranked the samples in the medium range of resistance to impact breakage for SAG milling. The ore exhibits low to moderate abrasivity. The average Bond ball mill work index is about
         14.5 kWh/t and ranks the ore in hardness to ball milling as moderately soft relative to other copper porphyry ores in Lakefield's industry database and with relatively low variability. The JKTech drop weight and SPI test SAG mill parameters, and ball mill work indices, were used in JK SimMet and CEET simulation software models to confirm the grinding circuit design basis, and there was good agreement between both approaches.


1.5.2    Flowsheet

         The estimated mineral resources included in the mine plan total approximately 111 Mt grading 0.67% Cu and 0.22 g/t Au. Silver and molybdenum are present but the grades are relatively low. Approximately 91 Mt of overlying waste rock will be removed over the mine life, resulting in an average strip ratio of 0.8:1. The process will be designed to treat 25,000 t/d of material.

         A simplified schematic drawing of the proposed flowsheet is provided in Figure 1-7. Run-of-mine open pit ore will be crushed in a gyratory crusher. The crushed ore will be processed by means of semi-autogenous and ball mill grinding followed by rougher flotation, regrind, cleaner flotation, and dewatering to produce copper concentrate. The concentrate will be trucked via the existing road network in the area to a port facility in Machala for shipment to smelters. Tailings from the process will be impounded in a tailings pond; water will be reclaimed from the tailings pond and reused in the process.

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         Figure 1-7: Simplified Mirador Flowsheet


         [Graphic Omitted]



1.6      Mine Site Infrastructure

         The Mirador project site is located in rugged terrain, characterized by low mountains with steep slopes, and narrow ravines associated with drainage systems. The area is heavily forested.

         Six locations were examined as possible sites for process facilities, two sites were examined as possibilities for the crusher, and seven locations were examined as

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         alternatives for the tailings facilities, see Figure 1-8. The process, administration, concentrate filtration and loadout facilities area located approximately 11 km west of the deposit in the Pangui area, close to the towns of Santa Cruz and Paquintza and adjacent to the proposed tailings impoundment facility. These locations were examined by AMEC, Corriente, KP, and Merit personnel during field Investigations.

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         Figure 1-8: Facilities Location Alternatives

         [Graphic Omitted]



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         Tailings site T3 was preferred because it was located away from populated areas and would be a zero discharge impoundment facility. With T3 being the tailings impoundment location, plant locations P1 to P5 were rejected, as it would require pumping of tails several kilometres. Therefore, location P6 was examined. This location provided suitable ground conditions for foundation design, easy access to the existing highway, gravity flow to the tailings impoundment and a short distance for reclaim water pumping. The process plant will be connected to the existing highway and road system via a new 2.7 km access road. An overland conveyor will connect the crusher and the process plant. Upgraded local roads and a new 4 km road section will provide access to the mine and crusher area. The overall site layout is shown in Figure 1-9.

         The main entrance to the site will be at the administration area. A restricted road, designed for highway vehicles, will connect the administration area to the crusher area. A four-wheel drive road running parallel to the overland conveyor will provide maintenance access to the conveyor system.

         The administration offices, shops, warehouses, process plant, concentrate filtration and loadout facility and the water treatment plant will be located at the administration area. At the crusher area will be the mine maintenance facilities and mine offices as well as the primary crusher. Work crews will report to the administration area before being bussed to the crusher area.

         Freshwater, firewater and sanitary facilities will be provided at all areas.

         Power will be brought to the site via a new 138 kV power line. The main substation will be at the concentrator area, as this is the location of the largest power demand. Power to the crusher area will be fed from the main substation via a 13.8 kV power line.


1.7      Tailings Impoundment

         The tailings impoundment has been designed to accommodate the estimated 106 Mt of solids produced over the 12-year life of the project. The principal design

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         consideration is ensuring that the proposed facility meets the
         "zero-discharge" criteria, meaning that no water will be released from the facility throughout the life of the project.

         Figure 1-9: Overall Site Layout

         [Graphic Omitted]


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         A starter embankment will be built to an elevation of 748 m prior to the beginning of operations; this will provide about two years of storage at the proposed 25,000 t/d production rate. This elevation has been selected to provide ample time for commissioning of a cyclone system for coarse sand production and the procedures for placing and compacting the sand fraction. The main embankment will be raised to its ultimate elevation of 776 m using cyclone sand raises. It is estimated that the embankment will rise 3 m/a during year 3 to 6 and after that 2 m/a until closure. In addition to the starter embankment, a small dam will be built at the southeast corner of the facility to an elevation of 760 m to provide a pond in which the cleaner tailings may be stored under a constant water cover. This small dam will eventually be submerged as the pond surface rises to its ultimate elevation.

         The close proximity of the tailings facility to the Mill reduces the length of the tailings distribution pipework, resulting in decreased capital expenditures as well as reduced power requirements. Rougher tailings will flow by gravity north, along the eastern bank of the impoundment, where the coarse fraction will be used as embankment material with the cyclone overflow material being deposited behind the embankment. Cleaner tailings (high sulphide cleaner tailings) will flow south through a separate pipe and be deposited sub-aqueously, thus preventing oxidation.

         The embankment will be raised using the centreline construction method, with a starter earth embankment and ongoing raises using compacted cycloned tailings.

         Embankment foundation and toe drains will be installed and will consist of a drain pipe, drain material, sand and filter fabric. The sand will have a filter relationship with the tailings that will prevent tailings from entering the drain. The seepage collected in the drains will be delivered to the seepage collection sump and pumped back into the impoundment area.

         At start-up, a decant channel will be excavated at the east end of the impoundment, in close proximity to the plant site. The reclaim barge will be placed in this channel. Water will be continuously reclaimed from this supernatant pond, brought back to the plant site, and re-introduced into the process.
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1.8      Off Site Infrastructure

1.8.1    Roads

         The Mirador site is accessed from the Amazon Highway in southeastern Ecuador, about 25 km north of the town of El Pangui. The Amazon Highway is a good, all weather, two-lane road, paved in some sections and gravel in others. From the village of Paquintza, it is about 3 km to the administration and process plant area and an additional 20 km to the mine site along a single lane gravel road, which will be upgraded as part of the project development. There is one river crossing, across the Zamora River, which is accomplished via a small barge. The overland conveyor will cross the Zamora on a dedicated bridge.


1.8.2    Concentrate Port

         Copper concentrate will be trucked from the mine to Puerto Bolivar in Machala. The route is about 418 km and passes through the towns of Zamora, Loja and Santa Rosa, see Figure 1-10.

         It is estimated there will be 18 to 20 trucks making the trip each day. The route to the coast is along good all-weather two-lane roads, the first hundred kilometres being gravel and the final distance being paved. Two of the bridges on route have been committed to be replaced by the government, the rest of the bridges and culverts along the route are in good condition and are part of the main east-west arterial route for heavy traffic crossing southern Ecuador. Bridges are generally rated for 40 t to 50 t capacity, of concrete construction, about 6 m wide on the gravel section and double laned on the asphalt section. It is not anticipated that any improvements to the existing roads, culverts, or bridges need to be performed before the start of operations.

         At this time, it will take a truck about 15 hours to make the trip to the coast through Zamora, Loja, and Santa Rosa.

         Machala, the closest port city to the Mirador Project, is located in southwest Ecuador at similar latitude to Mirador. The terminal, Puerto Bolivar, is located some 7 km south

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         of Machala. Machala's industry is based on exportation of bananas and shrimps. The bulk of Ecuador's banana exportations go through Puerto Bolivar.

         Puerto Bolivar is run by the Autoridad Portuaria de Puerto Bolivar
         (APPB), which manages the port concession on behalf of the government. APPB has six docks of which two are not utilized and are available to Corriente to use as a concentrate load out facility.

         The concentrate load out facility will consist of a 15,000 t covered storage shed, load out conveyor and ship loading system. The facility will be on APPB property with security and access controlled by APPB.
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         Figure 1-10: Concentrate Trucking Route Mirador to Machala

         [Graphic Omitted]




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         Based on existing trade patterns for the west coast of South America, vessels are expected to range in size from small Handysize bulk carriers in the 12,000 DWT to 20,000 DWT capacity class, to a maximum Handymax vessel of 47,000 DWT. A detailed analysis of the marine market identified that empty 33,000 DWT bulk carriers currently travel from Guayaquil to Peru. These 33,000 DWT vessels are Corriente's best opportunity to optimize freight rates and therefore the ship loading system is designed for 33,000 DWT vessels.

         Corriente's concentrate marketing study showed that copper concentrates will likely be sold in 10,000 wmt lots. An analysis by AMEC of the draft requirements for various size ships, confirmed that a 33,000 DWT vessel could load 10,000 t of product and not be affected by tide or draft restrictions. Depending on timing, some delays from three to six hours might be encountered waiting for tides to access the channel.


1.8.3    Power

         At present, the Ecuadorian power grid is not able to supply sufficient power to meet the 28.3 MW needs of the Mirador project. As such, Corriente has purchased all the rights to the Sabanilla Hydroelectric Project in Ecuador, including all permits, studies and designs completed to date. The Sabanilla Hydroelectric Project is located in southern Ecuador, in the Province of Zamora Chinchipe, 40 km east of the City of Loja. The project will be able to supply an average of approximately 23.5 MW of power to the mine, with the remainder coming from the Ecuadorian power gird. A new line will be built, as part of the Sabanilla Hydroelectric Project, from the Sabanilla substation to bring the power to the site.


1.9      Environmental and Permitting

         The Mirador project is located within the Cordillera del Condor. This area is considered ecologically important because of its high biological diversity and presence of endemic species.

         Ecuador's environmental legislation is extensive and their requirements for early stage operations i.e., exploration, are well defined. Ecuador is one of the few Latin American

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         countries that have adopted an EIA process for exploration activities.
         Argentina, Chile, and Peru have adopted a similar process to conduct environmental assessments for early stage exploration.

         Under Ecuadorian Mining Law, the Ministry of Energy and Mines handles the environmental approval system for new mining projects. Mining concession holders are required to complete environmental impact studies and environmental management plans to prevent, mitigate, rehabilitate, and compensate for environmental and social impacts as a result of their activities. These studies are approved by the Ministry of Energy and Mines Sub secretary of the Environment.

         Terrambiente, a Quito-based environmental firm, has completed an environmental baseline assessment for the Mirador Project. Baseline data collection commenced in March 2004 and has been ongoing through the study period.

         The environmental approval process is summarized as follows:

         o   Proponent files a Project Description and Terms of Reference
             (ToRs) regarding how the EIA will be developed with respect to the conditions within the project area as well as the project description with the Ministry of Energy and Mines (MEM) and Ministry of the Environment (MoE). The ToR for Mirador has been reviewed by MEM and MoE.

         o   These ToRs need to be approved by MEM and published.

         o Environmental baseline studies and environmental impact assessment are completed by proponent in accordance with the ToR.

         o The EIA is presented to the local affected communities and input to the EIA is requested. Corriente will have community meetings in Valle del Quimi, San Marcos, Tundayme, El Pangui, and at the Ministries of Energy and of the Environment. The EIA is updated to acknowledge community input.

         o The EIA is submitted to MEM who reviews within a 45-day period after which the ministry will request Corriente to respond to any comments and questions regarding the EIA.
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         o   Corriente will have a 30-day period to submit responses to all comments and questions.

         o The MEM will then take another 30-day period to revise the documentation and pronounce its satisfaction with all information, obtaining in this way the Approval for the EIA.

         o Once the EIA is approved, proceedings towards granting of the Environmental License starts. It is estimated that another 30-day period is needed to prepare and grant the Environmental License.

         o Submission of EIA to the Ministry of the Environment will take place at the same time as with the Ministry of Energy and Mines. Approval times are expected to be less than MEM.


1.10     Socio-economic

         The Project area is located within the province of Zamora Chinchipe near the southern border of the Province of Morona Santiago. There are three parishes in the area, the El Guisme and Tundayme parishes in El Pangui County (Zamora Province) and the Bomboiza parish in Gualaquiza County (Morona Santiago Province).

         The population in the Project area is composed primarily of immigrants from other parts of Ecuador. The density of the population in the Project area is low and poverty indexes are high. There is a scarcity of infrastructure and public services.

         In general, there is a lack of employment and personal income is low. Productivity from farming is marginal, and primarily for local consumption. Approximately 40% of the households earn less than $100 per month, while the remainder of the population earns between $100 and $300 per month. Responses to interviews with community members clearly indicate, from both high percentages of the responses and constant repetition, that the lack of employment is the most pressing problem in the communities.

         Construction, while providing opportunities for local unskilled labour, is temporary. The area may experience an influx of persons from other parts of Ecuador who are looking

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         for employment opportunities. This may create tension between the local area residents and the newcomers. Expectations in the local communities are high. These include improvements to the local road network to the provision of sanitary and potable water treatment systems.

1.11     Closure

         The closure and reclamation plan is considered preliminary since some elements of the plan, such as post-closure monitoring requirements and associated cost estimates, may require revision upon project approval. Further, the specific details of the Mine Closure and Reclamation Plan will evolve as mining progresses, and so the plan will be updated periodically during the mine life. The final plan will be generated several years before mine closure.

         The closure plan will include both progressive and final reclamation measures. Progressive reclamation will include reclamation following the construction phase and during operation. All borrow pits, quarries, equipment, and storage areas utilized during construction, but not required during mine operations, will be closed out and reclaimed at the end of the construction phase of the project. Prior to disturbing areas, all practically available soil will be salvaged and stockpiled for redistribution during ongoing reclamation and final closure of the mine.

         As far as practical, disturbed areas will be revegetated incrementally during operation to reduce erosion and improve aesthetics. Areas will be regraded, revegetated, and stabilized, as soon as possible.

         The open pit mine will be allowed to fill with water when mining operations cease. There will be a height of exposed pit wall remaining above the final flooded surface. Some of the exposed wall materials could have the potential for acid generation. A pit lake study will be completed at Year 5 of the operation, when the ultimate mine life and pit configuration are better known and after more extensive geochemical characterization of the pit wall rocks has been carried out.

         Waste dumps will have a cap of impervious material applied as soon as final surfaces are created, at which time they will also be vegetated. The waste dump will be

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


         constructed to its final slope angles where possible. Soil salvage will be incremental and concurrent with each phase of waste dump construction, pit development, and waste rock dump development. Acid rock drainage (ARD) will be minimized by the placement of the impervious cap and by maintaining runoff diversions around the waste dumps. The successful implementation of this strategy will minimize the volume of water that will require ongoing collection and treatment. Collection and treatment of acidic drainage from the waste dumps will continue for as many years as required, until the levels of acidity and metals abate to such that they will be acceptable for release or that can be adequately treated by passive systems.

         The tailings impoundment facility will be designed such that upon completion of the mining operations, the tailings surface will be made trafficable and the potential for wind and water erosion minimized. During the final years of operation, the extent of the supernatant pond will be minimized and will be removed during the first year following closure. Water will be removed from the surface pond, if required, treated to an acceptable quality, and released to surface waters. The downstream embankment face will be revegetated and the tailings covered with soils from nearby borrow sources.

         Closure activities after the end of mine life will also include removal of all facilities and infrastructure that is not planned to be left for other uses or is needed for post-closure maintenance, and reclamation of all disturbed areas.

         Post operational reclamation will return the disturbed areas to the pre-mine conditions and habitat. Certain mine features may be left in place as permanent control measures to prevent environmental pollution, for long-term community use, or as a post-mining enhancement.

         Environmental impacts remaining post-closure are expected to be moderate. Key expected impacts would be:

         o Potential for acid drainage from exposed wall rocks above the outlet elevation of the open pit. It is expected that, with the significant streamflows in the region, the rate of oxidation of pit wall rocks will be such that water quality in the pit water discharge

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



            could be mitigated by dilution. In the worst case the pit lake discharge could necessitate collection and treatment. Even in this worst case, there would be no downstream impact to the receiving waters of the Quimi River as the discharge would be collected and treated if necessary

         o The waste dumps are expected to become acid generating and there will be discharges of acidic waters, containing dissolved metals, from the dump. The dump discharges will be monitored and collected and treated as necessary.

         o The waste dump will permanently alter the topography. The location of the dump in a side valley and the anticipated vegetation growth will effectively mask waste dump visibility.

         o The plant site and all other mine infrastructure will be essentially returned to pre-mining conditions and revegetated. This there will be little long-term impact of the plant site and infrastructure.

         o The tailings dam will remain visible after closure, as the downstream face of the dam will be about 40 m high.

         o A main impact of the Mirador project will be the loss of forest habitat in the open pit and waste dump area (188 ha).

         o Typically, mine closure will impact the economic condition of the closest community(ies). Corriente will work with the communities in the area to enable all stakeholders to have their interests considered during the mine closure process. A consultative process involving local communities, regulators and other interested stakeholders will be established during the operation to determine the long-term use for the mine and all associated lands.

         Corriente has developed a water quality monitoring plan that is already in place on the Mirador site. This existing water quality monitoring plan will form will the basis of an environmental management and environmental effects monitoring plan during the life of the operation. That plan will be continued as required post-closure.

         Maintenance of critical components will also continue post-closure, including inspection and repair of diversion ditches, repairs of any eroded reclaimed areas and

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



         repairs to any erosion noted on the tailings pond and waste dump covers, and operation of the water treatment plant and/or passive water treatment systems.

         Final closure plans for Mirador will be implemented as soon as the mine reaches the end of its economically viable life.


1.12     Project Implementation

         A project group will be established by Corriente to undertake the execution of the Mirador Copper Project. It will be comprised of Corriente's team working with outside specialist consultants to undertake the engineering, procurement and construction management, as well as much of the pre-production work. The proposed organization chart is shown as Figure 1-11.

         The overall project capital program will take about 21 months from the scheduled project approval date to engineer and construct the facilities to Mechanical Completion when pre-operations can start.

         After acceptance of the feasibility study and the associated trade-offs, and the issuing of permits, Corriente will select the engineering and procurement teams to undertake the design of the material handling, process plant facilities, tailings facility, mining, and infrastructure work.

         The Project will generally be engineered to Canadian standards and regulations and will incorporate preferred South American codes when applicable. Measurement will be made in metric units for world-wide procurement.

         The engineering contractor's purchasing group will provide procurement of capital equipment, and inspection of all equipment if needed. The construction management contractor's group will organize purchases of bulk materials such as pipe, cable, and cable tray and will provide expediting services of equipment and materials. Orders will be placed with qualified onshore and offshore suppliers on the basis of quality, price and delivery.

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CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



         Most equipment and materials will be procured from sources within North and South America. All efforts will be made to purchase locally where possible and practical to do so. Corriente will purchase as much of the capital equipment and materials as possible rather than leave it to the contractors. Engineering and construction management expediters will maintain contact with all suppliers to maximize their performance. The use of third party inspection and expediting services will be used where appropriate to minimise the cost of expediting and inspection.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT




         Figure 1-11: Project Organization Chart

         [Graphic Omitted]

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



         Incoming freight during construction and operations will come through the port at Guayaquil to the north of Machala. The port at Guayaquil has the appropriate unloading facilities on the dock to accommodate the heavy loads needed to be transported up to the mine construction site.

         Dedicated customs brokers will operate from an office at the port to ensure that the paperwork has been received for inbound freight and the necessary clearances are obtained without delays at the port.

         The construction management group will be responsible for the management of all field operations. The Construction Manager will be responsible to Corriente to effectively plan, organise, and manage the construction to meet quality, safety, budget, and schedule objectives.

         It is planned to have the contractors originating from Ecuador and investigations indicate that there is a great interest and ability of contractors. Their experience has been generally associated with the oil industry and manufacturing plants and ports, but their labour pool is conversant with the trades needed to build the Mirador facilities.

         A top-down commitment to health, safety and the environment (HSE) will be made and communicated to everyone associated with the project. Corriente will develop and issue a project safety program and an environmental control program based on its own policies and standards, internationally recognised requirements, and those required by North American and Ecuadorian law.

         Construction contracts will require contractors to submit written health, safety and environmental action plans that conform to the project HSE programs or to provide a written commitment to adhere to Corriente's HSE programs. Each contractor will be responsible for administration of its own HSE programs, and will be required to designate a management-level person who will be personally responsible to carry out the safety program and the environmental control program. Key elements of the program include new employee orientation and weekly HSE meetings.

         Workers will be provided a safe place to work. Proper inspection, guidance, and strict adherence to safety policy will ensure that safe working conditions are maintained.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


         Construction activities will be carried out with an acute awareness of the environment and the need to comply with the policies and program of the project. Regular environmental audits will ensure compliance to the procedures.

         The project schedule has an estimated overall project duration of 21 months from the start of the detailed engineering to the completion processing plant ready for the dry runs of ore. The Sabanilla Hydroelectric Project will need to initiate the main civil works contracting process some 5 months ahead of the start of the Mirador process plant design in order for it to be supplying power for mill run-in.

         For the Mirador Project, the critical path runs through the project financing, approval to proceed, mine access road construction and crusher installation, as well as pre-development work in the open pit.

         Engineering for the plant can proceed immediately upon the completion of project financing/approval to proceed. Procurement of major capital equipment will be done at this time also.

         The key activities to commence plant operation are the procurement and delivery of major capital components, such as the crusher, mills, and electrical equipment. The milestones may be summarized as shown in Table 1-9.


         Table 1-9:     Key Milestones for Mirador
         ----------------------------------------------------------------------
         Description                                               Month No.
         ======================================================================
         Project approval                                              0
         Tailings facility engineering complete                        5
         Concentrator access road complete                             6
         Overland conveyor design complete                             6
         Mine access road complete                                     6
         Earthworks at concentrator & filter areas complete            12
         Earthworks for overland conveyor complete                     12
         Tailings facility complete                                    15
         Mill building structural completion                           18
         Port facilities complete                                      18
         Thickeners complete                                           19
         ----------------------------------------------------------------------
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CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



         ----------------------------------------------------------------------
         Flotation mechanical / piping complete                        19
         Grinding mechanical / piping complete                         20
         Crusher facilities complete                                   20
         Overland conveyor complete                                    20
         138 kV power on-site                                          20
         Mechanical completion                                         21
         ----------------------------------------------------------------------


1.13     Capital Costs

         Merit prepared a bankable feasibility study level capital cost estimate that is considered by Merit to be within a 10% accuracy of actual costs.

         The total estimated cost to design and build the facilities described in this report is US$202,306,000, see Table 1-11. All costs are expressed in first quarter 2005 US dollars, with no allowance for escalation, interest during construction or taxes.

         The estimate covers the direct field costs of executing this project, plus the indirect costs associated with design, procurement, and construction efforts.


         Table 1-10:    Summary of Capital Costs by Area, US$
         --------------------------------------------------------------
         Area                                         Cost ($ x 000)
         ==============================================================
         Direct Costs
         Mine                                             20,108
         Process Plant                                    87,922
         Utilities                                         6,920
         Site Preparation and Roads                       13,561
         Tailings                                          8,474
         Ancillary Facilities                              3,847
         --------------------------------------------------------------
         Total Direct Costs                              140,832
         --------------------------------------------------------------
         Indirect Costs
         Project Indirects                                39,362
         Owner Indirects                                   4,376
         --------------------------------------------------------------
         Total Indirect Costs                             43,738
         --------------------------------------------------------------
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CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



         ----------------------------------------------------------------------
         Subtotal                                        184,570
         Contingency                                      17,736
         --------------------------------------------------------------
         Total Project                                   202,306
         --------------------------------------------------------------


1.14     Operating Costs

         Mine operating costs are based on a budget quotation from an Ecuadorian transportation and mining contractor. Process operating costs and G&A costs have been estimated by AMEC, with input from Corriente and impoundment operating costs have been estimated by KP. Operating costs have been prepared in fourth quarter 2004 US dollars, and exclude:

         o   contingency

         o   allowance for escalation

         o   value-added (IGV) taxes

         o   import duties.

         The operating cost estimates have been assembled by area and component, based on estimated staffing levels, consumables and expenditures according to the mine plan and process design. Concentrate shipping costs are detailed in the financial analysis. Life-of-mine operating costs are shown in Table 1-11, and annual operating costs in Table 1-12.


         Table 1-11:    Operating Cost Life-of-Mine, US$
         -----------------------------------------------------------------------------------------------
                                 Labour          Expenses       Total Cost     $/t Mined    $/t Milled
         ===============================================================================================
         Mine Operations          11,966,000     198,565,000     210,531,000      1.14          1.90
         Processing Operations    28,179,000     289,784,000     317,963,000      1.71          2.87
         Administration           36,093,000      34,302,000      70,395,000      0.38          0.64
         -----------------------------------------------------------------------------------------------
         Total                    76,238,000     522,651,000     598,889,000      3.23          5.41
         -----------------------------------------------------------------------------------------------

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



         Table 1-12:     Annual Operating Cost, US$
         ------------------------------------------------------------------------------------------------------
         Year      Mining       Processing       Admin         Total        $/t Mined   $/t Milled    $/lb Cu
         ======================================================================================================
         1         20,598,000     26,723,000    5,806,000      53,127,000     2.49         5.82        0.41
         2         17,890,000     26,202,000    5,806,000      49,898,000     3.00         5.47        0.36
         3         16,961,000     26,178,000    5,806,000      48,945,000     3.01         5.36        0.40
         4         16,181,000     26,183,000    5,806,000      48,170,000     3.19         5.28        0.38
         5         16,473,000     26,183,000    5,806,000      48,462,000     3.22         5.31        0.38
         6         16,811,000     26,185,000    5,806,000      48,802,000     3.25         5.35        0.39
         7         17,019,000     26,178,000    5,806,000      49,003,000     3.26         5.37        0.41
         8         17,729,000     26,167,000    5,806,000      49,702,000     3.31         5.45        0.44
         9         17,661,000     26,179,000    5,806,000      49,646,000     3.31         5.44        0.41
         10        18,252,000     26,176,000    5,806,000      50,234,000     3.34         5.51        0.42
         11        16,930,000     26,160,000    5,806,000      48,896,000     3.78         5.36        0.43
         12        15,921,000     26,167,000    5,806,000      47,894,000     4.07         5.25        0.41
         13         2,105,000      3,282,000      723,000       6,110,000     4.53         5.43        0.37
         ------------------------------------------------------------------------------------------------------
         Total    210,531,000    317,963,000   70,395,000     598,889,000     3.23         5.41        0.40
         ------------------------------------------------------------------------------------------------------


1.15     Economic Analysis

         The Mirador project was analyzed using a discounted cash flow approach assuming 100% equity in first quarter 2005 US dollars. Projections for annual revenues and costs are based on data developed for the mine, process plant, ancillary facilities, infrastructure, capital expenditures, and operating costs. Estimated project cash flows were used to determine the pre-tax net present value (NPV) and internal rate of return (IRR) for the base case.

         Results of the base case analysis indicate that the project has a potential pre-tax internal rate of return of 14.8% and a pre-tax net present value $71.2 million at a discount rate of 8%. Effects of changes to commodity prices, capital cost, and operating cost were examined in a sensitivity analysis. This analysis indicated that the project is more sensitive to changes in copper price than either capital or operating costs and is slightly more sensitive to operating costs than capital costs. The base case scenario has a projected payback period of approximately 5 years.

CORRIENTE RESOURCES INC.
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FEASIBILITY STUDY REPORT



         The variation in NPV with discount rate is shown in Table 1-13.


         Table 1-13:     Variation in Pre-Tax NPV with Discount Rate, (US$ M)
         -----------------------------------------------------------------------
                              0%             5%             8%            10%
         =======================================================================
         Net Present Value    254.6         122.2           71.2          45.1
         -----------------------------------------------------------------------


         Base case sensitivity analysis is summarized in Table 1-14, Figure 1-12, and Figure 1-13. For the range of changes examined, from 80% to 120% of the base case, the project is most sensitive to copper price.

         Results of the NPV (8%) and internal rate of return for metal prices, capital cost and operating cost are shown in Figures 1-12 and 1-13.


         Table 1-14:     Base Case Pre-Tax Sensitivity Analysis
         -----------------------------------------------------------------------
         Parameter            Variation (%)    Value   IRR (%)   NPV at 8% ($ M)
         =======================================================================
         Average Copper Price      -20         $0.80      -           -86.2
         ($/lb)                    -10         $0.90     7.2           -7.5
                                    0          $1.00     14.8          71.2
                                    10         $1.10     21.3         149.9
                                    20         $1.20     27.2         228.6
         -----------------------------------------------------------------------
         Average Gold Price        -20         $320      13.5          55.9
         ($/oz)                    -10         $360      14.2          63.6
                                    0          $400      14.8          71.2
                                    10         $440      15.5          78.9
                                    20         $480      16.2          86.5
         -----------------------------------------------------------------------
         Operating Cost            -20         $4.33     20.2         135.4
         ($/t ore)                 -10         $4.87     17.6         103.3
                                    0          $5.41     14.8          71.2
                                    10         $5.95     11.9          39.1
                                    20         $6.49     8.7           7.1
         -----------------------------------------------------------------------
         Capital Cost              -20        $161.8     20.1         107.1
         ($ M)                     -10        $182.1     17.2          89.2
                                    0         $202.3     14.8          71.2
                                    10        $222.5     12.7          53.3
                                    20        $242.8     10.9          35.3
         -----------------------------------------------------------------------

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT




            Figure 1-12: Base Case Pre-Tax NPV Sensitivity @ 8%


            [Graphic Omitted]

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



            Figure 1-13:  Pre-Tax IRR Sensitivity


            [Graphic Omitted]

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



1.16     Opportunities

         Opportunities and recommendations for additional work to improve the project economics are discussed in the different sections of the report. This section summarizes these items.


1.16.1   General

         o The plant throughput should be reviewed. Preliminary modeling showed the project IRR and NPV improved with increasing throughput. A mine Whittle shell based on a 75,000 t/d plant throughput using factored operating costs, showed a Measured and Indicated pit shell containing 223.4 Mt of ore at an average grade of 0.606% Cu and 0.194 g/t Au and a stripping ration of 0.65:1. The same model run showed a Measured, Indicated and Inferred shell containing 310.5 Mt at an average grade of 0.576% Cu and 0.185 g/t Au, with a strip ratio of 0.48. Additional studies are required to define the infrastructure requirements and costs to exploit this scenario.

         o Silver should be included in the resource model. Silver is observed in the concentrate, but is not assayed in the drill core samples. Running the financial model with the silver grade observed in the concentrate, improves the pre-tax IRR by approximately 1%.


1.16.2   Resource Geology

         o More angled drill holes should be drilled due to the presence of various geologic features having sub-vertical contacts (e.g., post-mineral dykes, late quartz-sulphide stringers). This would better define the locations and contacts of the vertical post-mineral dykes and help reduce dilution during the mining process.

         o Downhole survey data should be captured for all drill holes in the future to accurately locate the drill holes and grade items during the resource estimation process.
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1.16.3   Mine

         o The final schedule includes 9,794,000 t of Inferred resources in the waste. This material represents potential mill feed if the classification can be successfully upgraded from Inferred to Indicated with further exploration drilling.

         o A better estimate of overburden or saprolite should be established and a solid produced for use in further pit design work. The saprolite will require a flatter slope and wider berms, and will add waste tonnes to the current design. The new overburden solid would allow this flatter development to only occur in the poor saprolite.

         o There is potential for increasing the open pit slope angles and improving open pit economics, based on additional investigation and analyses, as follows:

             - Additional geotechnical logging of any further exploration drillholes to increase the geotechnical database on the characteristics of the rock mass.

             - A detailed geologic/lithologic model incorporating such items as rock lithology, contact boundaries, faults, and dyking. This will allow for projection of lithologic information onto and behind proposed pit walls for stability assessment.

             - Additional geotechnical drilling to assess the hydrogeology of the pit area and to assess the rock mass strength at depth in the pit walls.

             - A hydrogeologic model to develop an understanding of the groundwater hydrology and the impact the pit will provide on the groundwater flow regime as well as what impact the drainage facilities (horizontal drains and/or drainage galleries) will have on optimizing the pit walls.

             - Additional rock strength testing on the various lithologic rock types within the pit to increase the confidence level in the rock strengths used for stability analysis.

             - Additional investigations into the characteristics and particularly persistence of major and intermediate scale structures.

             - A review of stability of the overall and bench face slope angles with the benefit of improved lithologic and hydrogeologic interpretations. The slope angles recommended are relatively low in comparison to many open pits, but are considered realistic for the rock quality indicated.

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1.16.4   Process

         o Pilot plant testing should be conducted to evaluate the flotation response of the different ore zones under continuous operation.

         o Additional surface and shallow composites should be prepared so that further batch flotation testwork can be conducted to better define the relationship between rougher pH and final concentrate grade.

         o Additional surface and shallow samples should be submitted for bulk modal analysis in order to clarify the effect of secondary copper on flotation response.

         o The SAG mill size (motor) was fixed early in the feasibility study based on project power supply constraints that no longer apply. Comminution test data indicates a relatively low probability the ore will generate SAG resilient pebbles therefore, a SAB circuit was originally specified. However, a pebble crusher was added later to the SAG circuit, which was tonnage limiting, to increase throughput. Based on comminution modelling the revised SABC circuit throughput was increased from 22.5 kt/d to 25 kt/d. It is recommended additional modelling optimization is conducted to consider the economics of eliminating the pebble crusher, and using either a larger SAG mill, or ball mill with a coarser transfer size out of the SAG circuit. This could simplify the circuit and result in incremental capital cost savings.

         o Grinding mill availability was originally fixed at 94% based on the use of synchronous drive with LCI speed control. Based on capital cost savings a WRIM drive with slip energy recovery was subsequently selected. It is recommended the mill availability of 94% is reviewed for consistency with this drive selection and a more detailed technical and economic analysis of each option is done during engineering.

         o The cyclone configuration criteria selected reflects the lowest cost capital bid received. However, this is based on the use of multiple cyclones relative to other bids. The use of a greater number of smaller cyclones could result in higher ongoing maintenance costs and this should be reviewed during engineering to identify the best overall life-cycle cost cyclone configuration option.
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         o   Secondary and final flotation cleaning is currently based on conventional cells, versus columns, based on Corriente's preference. AMEC believe columns will perform satisfactorily in this application and could provide layout and capital cost advantages. However, it is recommended this is left as an opportunity to be confirmed by future pilot testing.


1.16.5   Power Supply

         o The choice of distribution voltage and mill motors should be reviewed. This entails basic design and detail pricing of the system at 13.8 kV as compared to 4.16 kV.


1.16.6   Tailings Management Facility

         o A more detailed seismicity study be conducted for future TMF design work, to confirm the magnitude and associated maximum acceleration for the Maximum Design Earthquake. This would require more detailed probabilistic and/or deterministic seismic hazard analyses than have been completed to date.

         o Hydrological and climate data gathering should be continued to provide ongoing site specific data. This will allow for further refinement of the water management measures during the detailed design.


1.16.7   Water Management

         o Site hydrologic data analysis to provide more site-specific design flows for sediment control systems, and diversions.

         o Soil/waste samples for forested watersheds, the mine pit, and the waste rock dump to determine erodibility factors (K) and eroded particle size distributions for sediment control design.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


2.0      PROJECT BACKGROUND

2.1      Terms of Reference

         Corriente is evaluating the development of the Mirador copper project in southeastern Ecuador. Corriente commissioned AMEC to be the prime consultant for the feasibility study and to compile this feasibility study report, with input from Corriente's various consultants as listed below. The feasibility study addressed the mineral resource, mine plan, processing and support facilities, site access, transportation of concentrate, port requirements, concentrate marketing and project execution.

         The following consultants were responsible for input to the feasibility study.

         AMEC

         o   overall study compilation

         o   review of project geology

         o   review of sample QA/QC program

         o   estimate of mineral resources

         o   mine planning

         o   specification and management of metallurgical testwork program

         o   flowsheet development

         o   design of the process facilities and site support facilities

         o   design of mine roads and concentrator access road

         o   input to capital cost estimating:

             -   equipment pricing for major process equipment

             -   quantity estimation for major civil and structural components

         o   operating cost estimates for mining, process and administration

         o   pre-tax financial analysis

         o   geotechnical engineering to support pit design

         o   site water management
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CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
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         o   mine waste management

         o   ARD analysis

         o specification and management of environmental and socio-economic baseline studies, including impact analysis.


         Caminosca Caminos y Canales Cia. Ltda. (Caminosca)

         o   design of the crusher and mine site access road

         o   surveying.


         Knight Piesold Ltd (KP)

         o   design of Tailings Management Facility (TMF)

         o   geotechnical investigations to support tailings impoundment design

         o   investigation for freshwater wells

         o   design of tailings distribution pipework for TMF

         o   design of reclaim barge and pipeline for TMF

         o   TMF capital and operating cost estimates

         o   TMF closure plan.


         Merit Consultants International Inc. (Merit)

         o   study coordination

         o   development of project implementation plan and schedule

         o   assessment of off-site infrastructure

o        capital cost estimating.


         Terrambiente

         o   environmental base line monitoring

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CORRIENTE RESOURCES INC.
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         o   environmental impact assessment report

         o   socio economic studies

         o   Environmental Management Plan.


         Corriente

         o   geologic solids for dikes and supergene material

         o   geotechnical investigation of plant site area

         o   overland conveying system

         o   port operations and costing

         o   concentrate marketing

         o   concentrate trucking and shipping

         o   power supply.


2.2      Property Description and Location

         The Mirador Project is located along the valley of the Zamora River in the Zamora Chinchipe Province of southeast Ecuador, adjacent to the border with Peru (Figure 2-1, overleaf). The concessions are approximately 340 km south of Ecuador's capital City of Quito and 70 km east-southeast of the City of Cuenca.

         The Mirador Concession Group centre is found at 9 604 200 N, 785 000 E; UTM Zone 17S coordinates and is located in an area of steep topography at 1,350 m elevation. The group of six concessions are contiguous and encompass 13,640 ha.

         The location of the individual concessions that are collectively known as the Mirador Project are tabulated in Table 2-1, and shown in Figure 2-2.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



Table 2-1:    Mirador Concession Locations and Areas
------------------------------------------------------------------------------------------------------
                                                           Date of Grant or
Concessions           Area (ha)   Date of Application         Concession         Region     Number
======================================================================================================
Caya 36                  4,740         27-Nov-98               23-Aug-01         Zamora      500200
Curigem 18 East            800         16-Jan-03               07-Feb-03         Zamora      500806
Curigem 18               1,600         16-Jan-03               07-Feb-03         Zamora        4768
Curigem 19               2,900         16-Jan-03               07-Feb-03         Zamora        4769
Mirador1                 2,400         16-Jan-03               07-Feb-03         Zamora      500807
Mirador2                 1,200         16-Jan-03               07-Feb-03         Zamora      500805
Mirador3                 1,020         23-Feb-05              In progress        Zamora      500976
------------------------------------------------------------------------------------------------------
Total                   14,660                 -                     -               -           -
-----------------------------------------------------------------------------------------------------

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



                            Figure 2-1: Location Map

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



                        [Location Map - Graphic Omitted]

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



         Figure 2-2: Detailed Map of the Mirador Concessions


         [Graphic Omitted]

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



2.3      Accessibility, Climate, Local Resources, Infrastructure, and
         Physiography

2.3.1    Accessibility

         The nearest village to the Mirador deposit is Tundayme. Scheduled air service is available from Quito to Cuenca and Loja (one hour flight). Small chartered civilian and military aircraft currently fly to Gualaquiza, the closest airfield to the deposit.

         The village of Tundayme is accessed by a system of paved and gravel roads from Cuenca or Loja. From Cuenca, the road distance is approximately 170 km or about five to six hours travel time.

         There is highway access from Quito to Cuenca for the transport of samples or heavy equipment. There is also highway access to the Pacific Ocean port of Machala.

         Road access to the mine site is under construction with completion scheduled for May 2005. Access to the tailings area is via a gravel road from the Pangui-Chucgunbkeza road. The mill site is access via a one kilometre trail from the end of the Santa Cruz village access road.


2.3.2    Climate

         The area has a wet equatorial climate with a reported rainfall of 2,700 mm/a. Individual rainfall events can be over 60 mm in a 24-hour period. Due to variations in local topography there is a wide range in rainfall levels, and the area could be characterized as having numerous microclimates. Fieldwork is possible all year round. The optimum period for airborne surveys or road and trail construction is from October to December because of the drier weather conditions at this time.


2.3.3    Physiography

         The valley of the Zamora River bisects the project area at an elevation of about 700 masl. The flanking highland areas of the Paramos de Matanga on the west, and the Cordillera de Condor on the east, rise to maximum elevations of 4,200 masl and 3500 masl, respectively. The elevation of the Mirador prospect ranges from about

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



         800 masl to 1,400 masl. Drainage is into the Zamora River via the Wawayme and Quime rivers.


2.3.4    Infrastructure

         The closest city serviced with daily jet flights is Cuenca, with a population of approximately 350,000 inhabitants. The closest existing airstrip is at Gualaquiza about 40 km to the northwest of the deposit. It has an asphalt runway approximately 2,075 m (6,800 ft) long, suitable for use by aircraft the size of a Hercules L100.

         There are a number of small towns in the area of the project such as Gualaquiza and El Pangui. The small village of Tundayme is the closest to the deposit.

         There is currently a 13.8 kV power line that approaches the project from Loja in the south and ends at a substation in Cumbaratza. The line continues to the project area as a 69 kV power line and carries on to the north to reconnect to the grid. The stability of these power lines is unknown.


2.4      Supporting Documents

         Table 2-2 presents a list of supporting documents that formed part of the conceptual design and investigative process and are referenced for the conclusions presented in this feasibility study.


Table 2-2:    Supporting Document List
----------------------------------------------------------------------------------------------------------------------------
Document Title                                     Owner                                Document Number
============================================================================================================================
CORRIENTE RESOURCES INC.
Concentrate Study
----------------------------------------------------------------------------------------------------------------------------
AMEC EARTH & ENVIRONMENTAL, a division of AMEC AMERICAS LIMITED

Mirador Project, Conceptual Foundation                                               31 January 2005, AMEC File: VM00343-700
Design for Mine Structures

Preliminary Mine Closure and Reclamation                                             24 November 2004, AMEC File: VM00343
Plan, Mirador Project, Ecuador

Water Management Plan, Mirador Copper                                                24 November 2004, AMEC File: VM00343
Project, Ecuador


CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT

----------------------------------------------------------------------------------------------------------------------------
Document Title                                     Owner                                Document Number
============================================================================================================================
CORRIENTE RESOURCES INC.
Concentrate Study
----------------------------------------------------------------------------------------------------------------------------

Mirador Waste Dump Design                                                            09 November 2004, AMEC file:
                                                                                     VM00343-600

Mirador Project, Tailings Management Facility,                                       23 November 2004, AMEC File:
Preliminary Design Report                                                            VM00343
----------------------------------------------------------------------------------------------------------------------------
CAMINOSCA

Mirador Mining Development, Camp-Crusher-                                            18 November 2004,
Pit Access Road, Preliminary Studies                                                 In 270VIAIfi-A-cb1-e0
----------------------------------------------------------------------------------------------------------------------------

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT

----------------------------------------------------------------------------------------------------------------------------
Document Title                                     Owner                                Document Number
============================================================================================================================
MERIT

Mirador Project, Bridge Review from Site to
Puerto Bolivar, Ecuador
----------------------------------------------------------------------------------------------------------------------------
KNIGHT PIESOLD LTD
Corriente Resources Inc., Corriente Copper Belt,                                        17 February 2003, VA201-00078/1-1
Mirador Deposit, Report on Initial Tailing
Storage Site Alternatives Study

Corriente Resources Inc., Mirador Mine,                                                 17 December 2004, V4-1219
Assessment of Alternatives for a TMF in the
Pangui Area, Letter Report

Corriente Resources Inc., Mirador Mine,                                                 02 March 2005, V5-0209
Assessment of Alternatives for a TMF in the
Pangui Area, Letter Report

Corriente Resources Inc., Mirador Mine, Pangui                                          18 March 2005, VA201-78/4-1
Tailings Management Facility, Feasibility Study
for 25,000 t/d TMF
----------------------------------------------------------------------------------------------------------------------------
TERRAMBIENTE
Mirador Project, Terms of Reference for EIA                                             November 2004
----------------------------------------------------------------------------------------------------------------------------
WESTMAR CONSULTANTS INC.
Mirador Conveyor Cost Estimate and Conceptual                                           80263, March 2005
Investigation
----------------------------------------------------------------------------------------------------------------------------
OTHERS
Corriente Copper Belt Project, Southeast           David K. Makepeace, P.Eng.           22 June 2001
Ecuador, Order-of-Magnitude Study (Preliminary
Assessment Technical Report)

Mirador Project, Corriente Copper Belt,            David K. Makepeace, P.Eng.           12 February 2002
Southeastern Ecuador, Preliminary Assessment
Technical Report

Corriente Copper Belt Project, Southeast           David K. Makepeace, P.Eng., James    February 2003
Ecuador, Order-of-Magnitude Study Part 1,          Dawson, P.Eng.
Technical Report

Corriente Copper Belt. Mirador Deposit, Report     Knight Piesold Ltd                   VA201-00078/1-1, 17 February 2003
on Initial Tailings Storage Site Alternatives
Study

Copper Flotation Program, Preliminary Results      Geomet, SA                           May 2001
(Ecuador)

Status of Metallurgical Testing of Samples from    RDI Resource Development Inc.        May 2002
Corriente Copper Belt, Ecuador, Progress Report
No. 2

Metallurgical Testwork on Mirador Ore              Sumitomo Metal Mining Co. Ltd.       July 2003

Metallurgical Testing of Mirador Ores, Progress    SGS Lakefield Research               LR 10703-001, September 2004
Report No. 1

Metallurgical Testing of Mirador Ores, Progress    SGS Lakefield Research               LR 10044-094, October 2004
Report No. 2

Mirador Deposit Phase II, Environmental            SGS Lakefield Research               LR 10703-002, February 2005
Characterization of Locked Cycle Flotation
Products

Corriente Resources Mirador Project Grinding       MinnovEX Technologies Inc.           MinnovEX Project #21 2610, July
Circuit Evaluation                                                                      2004

Optimum Treatment Conditions for Ores from the     G&T Metallurgical Services           KM 1482, April 2004
Mirador Project

A Preliminary Assessment of Metallurgical          G&T Metallurgical Services           KM 1540, September 2004
Response

A Preliminary Assessment of Metallurgical          G&T Metallurgical Services           KM 1540, September 2004
Response - Two Samples of Near Surface Areas
----------------------------------------------------------------------------------------------------------------------------

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


3.0      GEOLOGY AND RESOURCE MODELLING

         Corriente engaged AMEC to provide a mineral resource estimate and Qualified Person's review and Technical Report for the Mirador Project. The work entailed estimating mineral resources in conformance with the CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. It also involved the preparation of a Technical Report as defined in NI 43-101 and in compliance with the format set out in 43-101F1. Susan Lomas, P.Geo., an employee of AMEC, served as the Qualified Person responsible for preparing the resource estimation.


3.1      History

         Regional exploration was initiated in southeastern Ecuador by BHP Billiton S.A. in 1994. BHP Billiton used silt sampling to identify favourable areas of base metal anomalies. With further mapping they identified possible porphyry copper systems associated with these anomalies. At least eight separate porphyry copper systems have been identified in the region.

         The area of Mirador was recognized as an area of interest during the original reconnaissance geological and geochemical surveys completed in December 1994. These surveys, which included 315 pan concentrates of stream sediments, defined an area roughly 50 km(2) that contained anomalous values for Cu, Mo, Au, Zn, and Ag. However, BHP Billiton was forced to focus its efforts in the north part of the belt since the present property was off limits between 1995 and 1999 due to the border conflict in the area between Ecuador and Peru.

         After a peace treaty was signed with Peru in July 1999, BHP Billiton completed detailed follow-up surveys to better define the anomaly areas at the Mirador property. They collected 746 soil samples along ridges and 219 rock chips from outcrops found in drainages traversing the anomalous zones. This work along with geological and alteration mapping defined the Mirador (previously known as Wawayme) zone and the Chancho and Chancho Norte Zones to the southwest.

CORRIENTE RESOURCES INC.
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         In October 1999, BHP Billiton entered into an option agreement with
         Corriente covering 880 km(2) in the northern part of the porphyry belt. Subsequently, BHP Billiton and Corriente entered into a further agreement in April 2000 covering 230 km(2) in the southern part of the porphyry belt (the Mirador - Chancho property).

         In 2002, after completion of 52 diamond drill holes, results of a polygonal resource estimate were released (12 February 2002). The estimated tonnage and grade, calculated at a 0.65% Cu cutoff grade, were 218 Mt grading 0.73% Cu, all in the Inferred Mineral Resource category.

         In 2003, Corriente released a second mineral resource for the Mirador Project in a NI 43-101 Technical Report (February 2003). The updated resource estimate was based on 10 additional holes and estimated using polygonal methods. This resource estimate, calculated at a 0.65% Cu cutoff grade, yielded 182 Mt grading 0.76% Cu and 0.221 g/t Au. The estimate was classified as Inferred mineral resources.


3.2      Regional Geology

         The porphyry copper mineralization of the region is associated with late Jurassic porphyry intrusive phases of the Jurassic batholiths of the Abitigua subdivision in the Cordillera Real and sub-Andean regions of Ecuador. The Zamora batholith, which hosts the known porphyry mineralization, is part of the Abitigua subdivision.


3.3      Local and Property Geology

         The Zamora batholith forms the wall rocks of the Mirador porphyry system. Within the mineralized zone, the intrusion comprises mainly granodiorite, with some leucogranite dikes along the west and southwest margins. An early, hornblende-feldspar porphyry intrudes the Zamora rocks as north-south discontinuous dikes.

         The core of the deposit is characterized by a circular area of breccia composed of clasts of the host porphyry and granite, and early mineral quartz-stockwork fragments. This breccia obscures the contact relationships between the granite and porphyry units. The porphyry and the granite were impregnated with anhydrite stringers during

CORRIENTE RESOURCES INC.
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         the chalcopyrite-mineralizing phase. Meteoric fluids percolated down from the surface and hydrated the anhydrite. The hydration of anhydrite created gypsum and a corresponding 50% volume increase that shattered the rock (Figure 3-1 and 3-2). Gypsum is soluble and leaches from the rock leaving weakly cemented to open fractures. The poor rock quality migrated downward in the deposit area as a hydration front. Away from the hydration front, the porphyry and the granite are less fractured and the anhydrite fracture filling is unaltered.


         Figure 3-1:   Drill Core Photo of M64 from 140.78 to 146.14 m showing
                       Low RQD prior to Core Cutting

         [Graphic Omitted]

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



         Figure 3-2:  Drill Core with Unaltered Anhydrite
                      (Below the Gypsum Front)


         [Graphic Omitted]



         A series of mostly northeast trending, steeply northwesterly dipping, hornblende-feldspar porphyry dykes cut the breccia and the country rocks. These dykes, ranging in age from syn- to post-copper mineralization, are more numerous and thickest along the southeast and northwest margins of the mineralization. A quartz-bearing variety appears to be the youngest in the series.

         Post-mineralization, hydrothermal breccia dikes, with a polymictic clast assemblage of mineralized and unmineralized rock are associated with the porphyry dikes and are also most common along the southeast margin. The breccia also occurs as irregular plugs around the north and northeast margins of mineralization. Copper grades within the breccia range from very weak to slightly below average for the deposit, depending on the amount of mineralized rock incorporated.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
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         Fifty- to eighty-metre high cliffs of Cretaceous Hollin Formation quartz sandstone occur to the south, above Mirador. These resistant rocks cover the southern extent of the Mirador alteration/mineralization complex.


3.4      Deposit Type and Mineralization

         The copper and gold mineralization encountered at the Mirador deposit display many of the characteristics of calc-alkaline type porphyry copper system. Supergene zones of enrichment are weakly developed beneath a superficial leach cap that averages less than 22 m thick.

         Mineralization at Mirador can be divided into early molybdenum, early copper +/- gold, and late copper-gold stages. Molybdenum is associated with early quartz veining. Both copper-gold events are sulphide dominated. Chalcopyrite occurs as mainly irregular masses between clasts in the early breccia (with some disseminated) and as fine disseminations in a halo zone around the breccia within the Zamora granite. The syn- to post-mineral porphyry dykes are variably and weakly mineralized by the late copper-gold disseminations and sparse sulphide veins.

         A late stage series of 1 cm to 2 cm quartz sulphide stingers transect the project. They are subvertically emplaced but their strike is unknown, as they have only been seen in drill core. These veinlets are sulphide rich and have elevated gold and zinc values. They were intersected in the vertical drill holes and were found running down the core over metres of core length. The impact of these stringers is discussed in more detail in Sections 3.6 and 3.10 below.

         The Mirador porphyry system exhibits well-defined alteration zoning, with a large (approximately 4 km(2)), quartz-sericite alteration zone covering a large part of the wall rock and quartz diorite porphyry. This alteration has overprinted a potassic alteration whose remnants are small secondary biotite nuclei mainly in the quartz monzonite.

 CORRIENTE RESOURCES INC.
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3.5      Exploration

         Since April 2000, Corriente has carried out exploration on the Mirador Project. The work completed has included geological mapping, pan concentrate sampling of drainages, geochemical soil sampling, rock chip sampling and the completion of 24,349 m of core drilling in 91 diamond drill holes. (The pan concentrate work was carried out by BHP Billiton previously to Corriente's participation, but Corriente conducted all subsequent sampling and project work.)

         o 2000, in May the first phase drilling on Mirador began and 30 holes were completed resulting in 5,383 m of drill core under the supervision of J. David Lowell, who was under contract by Corriente. Corriente assumed total management of the project in October 2002.

         o 2001, between January and May of 2001, the second phase of drilling was completed at Mirador and 22 holes were drilled for 8,136 m of core.

         o 2002, between February and April of 2002, the third phase of drilling was completed where 10 holes were drilled for 2,739 m.

         o 2003, in February a Preliminary Assessment Report of the Mirador deposit was completed and was filed as a Technical Report entitled "Mirador Project, Corriente Copper Belt, Southeast Ecuador, Order of Magnitude Study, Part 1, Technical Report", under the supervision of Qualified Person David K. Makepeace, P.Eng., and James M. Dawson, P.Eng.. A polygonal resource estimation was completed for this study based on 62 drill holes completed on the Mirador Project.

             In July, Sumitomo of Japan completed independent metallurgy tests showing favourable concentrate potential. AMEC reviewed this work and found it to be done to industry standard and subsequent follow-up work has confirmed their conclusions. Metallurgy is discussed in detail in Section 16 of this report.

         o 2004, in April the fourth phase drilling was completed and 29 drill holes were drilled for 8,091 m of core.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
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3.6      Drilling

         The Mirador deposit has been intersected by 91 diamond drill holes totalling 24,350 m, arranged in a rough grid on approximately 75 m to 100 m centres. The drill hole information has been tabulated in Table 3-1 and the collar locations are illustrated in Figure 3-3.

Table 3-1:    Summary Table of Drill Holes
--------------------------------------------------------------------------------------------------------------------
Hole ID           X               Y              Z          Depth     Downhole Survey      Dip    Azimuth    Phase
====================================================================================================================
M01             784429.06     9604229.02      1335.91      104.56            N             -70      180        1
M02             784548.07     9604336.79      1230.56      198.16            N             -90      360        1
M03             785225.46     9604083.82      1389.82      368.81            N             -90      360        2
M04             784533.41     9604095.86      1345.16       92.35            N             -90      360        1
M05             784728.65     9604200.73      1363.85      226.42            N             -90      360        1
M06             784734.12     9604104.12      1369.27      199.64            N             -90      360        1
M07             784731.22     9603996.78      1418.72      104.39            N             -90      360        1
M08             784846.97     9604315.52      1296.32      158.19            N             -90      360        1
M09             784837.34     9604099.41      1408.63      150.27            N             -90      360        1
M10             784821.49     9603899.27      1408.04      163.98            N             -90      360        1
M11             784954.04     9604295.75      1312.64      150.88            N             -90      360        1
M12             784923.83     9604105.48      1391.69      211.23            N             -90      360        1
M13             784912.06     9603788.57      1459.88      153.01            N             -90      360        1
M14             785031.76     9604294.29      1327.44      150.88            N             -90      360        1
M15             785030.21     9603974.82      1385.97      176.17            N             -90      360        1
M16             785022.78     9603887.73      1385.58      213.97            N             -90      360        1
M17             785158.22     9604410.25      1304.30      131.06            N             -90      360        1
M18             785175.45     9604299.31      1298.23       86.26            N             -90      360        1
M19             785168.60     9604192.59      1318.96      106.06            N             -90      360        1
M20             785134.51     9604084.62      1356.43      244.75            N             -90      360        1
M21             785254.51     9604493.84      1243.87       54.86            N             -90      360        1
M22             784551.19     9603892.78      1507.67      128.02            N             -90      360        2
M23             785342.00     9604280.11      1339.23      400.81            N             -90      360        1
M24             784514.99     9604112.03      1345.40       69.65            N             -60      260        1
M25             784429.06     9604229.02      1335.91      223.42            N             -60      255        1
M26             785106.59     9603790.80      1464.02       99.20            N             -90      360        1
M27             785332.78     9604204.01      1370.16      438.91            Y             -70      270        2
M28             785333.85     9604093.70      1325.75      258.47            Y             -70      135        2
M29             785209.72     9603890.66      1385.05      457.20            Y             -90      360        2
M30             785124.34     9603976.42      1419.83      175.26            N             -90      360        1
M31             784934.00     9603982.00      1360.65      279.50            N             -90      360        1
M32             785219.85     9603983.51      1361.20      295.35            N             -90      360        1

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT

--------------------------------------------------------------------------------------------------------------------
Hole ID           X               Y              Z          Depth     Downhole Survey      Dip    Azimuth    Phase
====================================================================================================================
M33             784932.02     9604200.78      1378.04      285.60            N             -90      360        1
M34             785109.58     9603791.65      1464.04      429.77            Y             -70      90         2
M35             784920.79     9603890.85      1414.43      301.75            N             -90      360        1
M36             785121.42     9603884.58      1451.54      175.26            N             -90      360        1
M37             785335.76     9603867.16      1354.07      400.00            Y             -90      360        2
M38             785002.46     9603680.09      1498.12      486.16            Y             -90      360        2
M39             785329.16     9603682.64      1395.37      272.49            N             -70      135        2
M40             785325.20     9603684.65      1394.52      298.70            N             -90      360        2
M41             785040.51     9604081.10      1311.76      249.94            N             -90      360        2
--------------------------------------------------------------------------------------------------------------------
M42             785025.27     9604190.25      1330.42      294.13            N             -90      360        2
M43             784903.62     9603679.88      1539.60      399.29            N             -90      360        2
M44             784928.05     9603935.74      1391.86      419.10            Y             -90      360        2
M45             784927.04     9604034.14      1368.02      303.28            N             -90      360        2
M46             784822.81     9604005.57      1424.18      408.13            N             -90      360        2
M47             784730.04     9603900.14      1464.08      349.00            N             -90      360        2
M48             784840.47     9604198.33      1372.03      448.06            N             -90      360        2
M49             784748.93     9604313.58      1358.08      492.25            Y             -90      360        2
M50             784551.33     9604431.37      1208.15      341.06            N             -90      360        2
M51             784760.68     9604409.17      1357.24      449.58            Y             -90      360        2
M52             784955.70     9604396.72      1294.20      443.48            Y             -90      360        2
M53             784733.46     9604496.33      1291.29      198.42            N             -90      360        3
M54             784842.37     9604500.75      1335.86      188.67            N             -90      360        3
M55             784932.04     9604490.70      1316.40      363.02            Y             -90      360        3
M56             785020.91     9604512.41      1243.26      399.90            Y             -90      360        3
M57             785015.86     9604618.65      1239.11      250.85            Y             -90      360        3
M58             785139.87     9604521.79      1267.86      180.75            Y             -90      360        3
M59             784848.69     9604420.90      1352.61      391.67            Y             -90      360        3
M60             784667.52     9604304.61      1341.69      410.26            Y             -90      360        3
M61             784907.07     9604580.28      1307.20      171.91            Y             -90      360        3
M62             784256.02     9604470.38      1309.96      183.30            N             -60      105        3
M63             784706.16     9604401.16      1345.00      400.51            Y             -60      90         4
M64             784810.73     9604406.45      1352.00      400.81            Y             -60      110        4
M65             784763.08     9604360.13      1363.00      300.23            Y             -90       0         4
M66             784849.12     9604364.10      1322.00      300.23            Y             -90       0         4
M67             784896.78     9604300.56      1295.00      300.23            N             -90       0         4
M68             784994.73     9604299.24      1315.00      315.47            N             -85      90         4
M69             785098.00     9604300.56      1270.00      269.75            N             -80      110        4
M70             785074.16     9604398.51      1240.00      249.94            N             -90       0         4
M71             785100.63     9604197.31      1278.00      300.23            Y             -80      110        4
M72             785158.22     9604408.00      1305.00      286.51            Y             -90       0         4
M73             785251.53     9604300.56      1338.00      188.98            Y             -90       0         4
M74A            785077.89     9603978.05      1400.00       73.15            N             -90       0         4

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT

--------------------------------------------------------------------------------------------------------------------
Hole ID           X               Y              Z          Depth     Downhole Survey      Dip    Azimuth    Phase
====================================================================================================================

M74             785076.00     9603978.05      1400.00      288.04            Y             -85      270        4
M75             784925.00     9604104.00      1391.69      300.25            Y             -60      135        4
M76             784657.38     9604007.78      1445.00      254.51            Y             -90       0         4
M77             784842.00     9604197.00      1372.03      300.25            Y             -60      135        4
M78             784738.37     9604103.27      1370.00      300.25            Y             -55      90         4
M79             784661.60     9604099.98      1410.00      269.75            Y             -90       0         4
M80             784750.00     9604312.00      1358.08      300.23            Y             -60      135        4
M81             784776.95     9603899.64      1430.00      256.03            Y             -90       0         4
M82             784734.50     9604496.35      1280.00      225.55            Y             -65      90         4
M83             785138.24     9604618.10      1225.00      150.88            Y             -90       0         4
M84             784552.00     9604239.00      1260.00      249.94            Y             -90       0         4
M85             784923.83     9604105.48      1392.00      300.23            Y             -60      225        4
M86             785040.51     9604081.10      1312.00      202.69            Y             -60      135        4
M87             784635.92     9604215.19      1342.00      300.23            Y             -70      225        4
M88             784671.06     9604383.53      1310.00      349.91            Y             -80      315        4
M89             785100.63     9604300.56      1270.00      358.14            Y             -60      45         4
M90             785225.46     9604083.82      1390.00      298.70            Y             -60      135        4
--------------------------------------------------------------------------------------------------------------------

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         Figure 3-3:  Mirador Drill Hole Location Plan


         [Graphic Omitted]



         Kluane International Drilling Inc. of Canada was contracted to complete the diamond drilling programs. They used a man-portable wire-line drill and all platforms were accessed via hand-cut mule trails. There is no road access to the drill pads; access is by a walking trail over the final 1,500 m from the road.

         Drill core was recovered in standard core tubes at sizes of NTW (5.2 cm diameter) and BTW (4.8 cm diameter). The smaller size core was recovered in the lower parts of the deeper drill holes. Standard HQ size core was taken from a few of the geotechnical holes.

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         Most drill holes at Mirador were drilled vertically. AMEC believes more angled drill holes should have been drilled due to the presence of various geologic features having sub-vertical contacts (e.g., post-mineral dykes, late quartz-sulphide stringers). The copper grades do not appear to be influenced by the angle of the holes. However, because the quartz-sulphide stringers contain elevated gold values, samples hosting them were treated conservatively during gold grade interpolation.

         The drill hole collars were surveyed using differential GPS equipment to a reported instrument accuracy of +/-1 m (X-Y) and +/-2 m (Z) Segundo Toledo Pelaez of Topcon Survey S.A. of Ecuador. Some of these surveys were only done on the excavated pads before drilling. The accuracy here will be somewhat less than the accuracy of the equipment, in the order of +/-3 m.

         Table 3-1 includes a column to indicate which drill holes were down hole surveyed. The surveys were completed using a Tropari instrument for the 20 holes in the second and third phases of drilling. A Sperry-sun instrument was used during the fourth phase of drilling in 2004. Of the 91 drill holes completed, 50 have no down hole survey data. Five of the unsurveyed drill holes were drilled at an angle between 60(degree) and 70(degree); M01, M25, M25, M39, and M62. These holes were drilled on the periphery of the deposit and have no impact on the resource estimation. Drilling deviation on vertical holes can be very small but it is best practice to complete down hole surveys on all drill holes.

         Core recovery is good and is >90% in the zones of primary mineralization. The RQD values measured from the core indicate that rock quality is very low through large parts of the deposit. The average RQD value from the drilling over the whole of the deposit is 38%. The poor RQD at Mirador is the result of the shattering process due to the hydration of anhydrite mineralization.

         Bulk density was determined on pieces of core that ranged in size from 10 g to 30 g each. The samples were collected at 40 m intervals. For phases 1 to 3 the bulk density was determined by weighing the sample dry, then immersing the sample in water and measuring the weight of the water displaced. This was not a very efficient method as it was slow and water could soak into the samples. The procedure was changed for Phase 4 where the samples were suspended with thin nylon monofilament and weighed dry, then immersed in water and weighed wet. There are 665 values in

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         the database for the hypogene samples, 21 for the Leached, 22 for the
         Mixed and 46 for the Enriched samples for a total of 754 samples tested.


3.7      Sampling Method and Approach

         The entire length of all the drill holes was sampled and assayed. When Corriente receives the core at the camp, the core technicians mark up the core into 1 m samples and assign each of these intervals a sample number. The samples are combined into composite samples according to the rock type. The Leached rock type was sampled in 5 m lengths. Within the zone of supergene-copper enrichment the sample length was 2
         m. The Mixed lithology was identified at the end of the 4th phase of drilling therefore these samples can be either 5 m or 2 m in length. There was poor identification of these units during the primary logging so the samples typically cross boundaries between these three rock types (Leached, Mixed and Enriched). Sample lengths through the zone of primary mineralization are 3 m. The sample interval was frequently extended to five metres within barren post-mineral dikes.

         Table 3-2 contains a list of the proposed and the resulting sample lengths by rock type. The enriched samples were often found to be longer than the proposed upper limit of 2 m where 57 samples or 22% of the samples are over 3 m.

         The sampling program was planned and executed in a satisfactory manner and the resulting assays are acceptable for resource estimation purposes.

         Table 3-2:    Sample Lengths by Lithology Unit Mineral Zone
         ----------------------------------------------------------------------------------------------------------
         Lithology               Lithology      Sample Length      Number of        Mean        Min        Max
         Name                      Code              (m)            Samples        Length      Length     Length
         ==========================================================================================================
         Leached                    90                5               440           4.80         2          14
         Mixed                      93             5 or 2             169           2.77         2          10
         Enriched                   95                2               261           2.25         1          7
         Mineralized            100 to 150            3              5743           2.98        0.75        6
         Post mineral dykes      10 and 50            5               966           3.79        1.6         13
         ----------------------------------------------------------------------------------------------------------

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         The geologist marks up a sample sheet where the samples are composited by rock type and receive a sample number. The samples are split and placed in plastic sample bags. The core is split using a Boart rock saw. When the core is strongly broken, fragments from one half of the core are picked out of the box. The sampler is instructed to collect the pieces randomly. No line is marked on the core. The sample bags are doubled and the sample numbers are well secured to the bags. The sample bags are then weighed and the weight is recorded on the sample sheet.

         The current sample number system uses a 10-digit number, e.g., 2722190680. The number breaks down into the following components:

         2_72_219_068_0

         o   2: The Project Number (Mirador is 2)

         o   72: The drill hole number for M72

         o 219: The "to" interval the sample interval. If the sample is an SRM then this number is used to indicate which SRM was inserted into the sample stream. The code used and the corresponding SRM samples are listed in the following table:


                  -----------------------------------------------
                            Code                   SRM
                  ===============================================
                             500                   GEM1
                             600                   GEM2
                             700                   GEM3
                             800                   MS1
                             900                   MS2
                  -----------------------------------------------


         o   068: The sample number for the drill hole

         o   0: This number is used as a QA/QC marker

             -  0 = core sample

             -  7 = 1/2" crush duplicate
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             -  8 = coarse reject duplicate

             -  9 = pulp duplicate

         AMEC recommends that Corriente change their sample numbering protocols and use assay laboratory sample tag books. Sample numbers should never identify the hole number, the sample interval, or put emphasis on QA/QC samples by giving them unique identifiers. Going to standardized sample books will minimize risk of recording errors and be consistent with industry best practices.

         The sample bags are put into rice bags for shipping. Each bag is marked with the project number, the drill hole number, and then another number for the shipping bag. AMEC advised Corriente that this was not an accepted practice and the bags should only be marked with the bag number, not the drill hole number. The rice bags are secured with tape and rope. The samples are sent to Quito by a contracted driver and are not zip secured or in a locked box.

         The remaining half of the sampled core was then logged in detail by Corriente geologists.


3.8      Sample Preparation, Analyses, and Security

         Sample pulps were prepared at Chemex Laboratories in Quito by laboratory personnel. Earlier samples were processed and analysed by Bondar Clegg prior to the merging of the two companies. The preparation procedure for the samples and duplicates and standard insertion changed over the four different phases of drill programs.

         For all drill phases the following procedures remained consistent. The whole sample was crushed to 75% passing -10 mesh, then 1 kg of sample was pulverized to 95% passing -150 mesh and a 100 g subsample was split from the mass and shipped to Chemex in Vancouver for 30 g fire assay analysis for gold and copper was analyzed by acid digestion/AAS methods.
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         No QA/QC samples were inserted in the sample shipments for the Phase 1 drilling campaigns. Five percent of the samples from these drill programs were reanalysed with the benefit of SRM samples.

         For Phase 2 drilling, the only QA/QC sample inserted into the sample shipments was a 100 g Lab Check Duplicate. This sample was taken on a 1 in 10 basis and was shipped to Chemex in Vancouver for analysis. The check lab was changed to Acme Labs in Vancouver after ALS Chemex purchased Bondar Clegg. No SRM samples were included in the shipment of any samples for these drill programs. The Lab Check Duplicate sample results were insufficient to certify the analysis results so a reassay program was set up by AMEC. Five percent of the samples from these drill programs were reanalysed with the benefit of SRM samples.

         For the Phase 1 and 2 drilling programs the samples were analysed for gold using fire assay analysis and for copper, silver, lead, molybdenum, and zinc using four acid digestion/AAS methods.

         The sampling procedures were modified in February 2001 to introduce some QA/QC samples into the sample shipments. The new protocol included inserting one pulp duplicate and one of three standards, GEM1, GEM2, and GEM3 into each batch of 20 samples sent to the labs. These standards were insufficiently homogenous to be used for a QA/QC program. This situation does not impact the quality of the grade values since 5% of the samples were reanalysed with the benefit of SRMs.

         In late 2002, for the third phase of drilling, Corriente changed the insertion rate of the pulp duplicates and SRM samples to 1 in 40 samples. MS1 was the SRM sample being included in the lab shipments for this drilling campaign. The check samples were now being shipped to Acme labs in Vancouver but no SRM samples were being included in the shipments of the Lab Check Duplicate.

         Samples for the third drilling phase on the project were analysed for gold using fire assay analysis and for copper, molybdenum, and zinc using four acid digestion/AAS methods.
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         In late 2003, the sampling protocols were modified to include more
         QA/QC samples. During the 4th phase drilling program, the insertion rate of all QA/QC samples was increased back to a 1 in 20 insertion rate. The two SRMs included in the sample shipments were MS1 and MS2. A coarse reject duplicate was also included in the sample shipments. (A coarse split at -2 mesh was done only for samples destined for metallurgy test work and were only applied to drill holes M65 to M70.)

         Samples for the fourth drilling phase on the project were analysed for gold using fire assay analysis and for copper and molybdenum using four acid digestion/AAS methods.

         No blank samples were inserted into any of the sample shipments. Blank samples are used to certify sample preparation procedures by guarding against inter-sample contamination. They also are useful to identify sample mix-ups. It is recommended that Corriente include blank sample insertion in any future sampling programs.

         With the inclusion of the reassay program and Corriente's current QA/QC protocols, the sample results are of sufficient quality to support a resource estimate.


3.8.1    ICP Sample Analysis

         Three of the angled holes through the deposit, M75, M77, and M80, were selected to check for any significant levels of potentially deleterious elements. 281 samples were analyzed for the following elements by ICP analysis; Au, Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, K, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sr, Ti, V, W, Zn, and Hg. No elements reported ranges that would cause potential problems for the concentrate quality. Results from these analyses are presented in Appendix A.


3.8.2    Reassay of Phases 1 and 2 Drilling Samples

         The drill core samples from drill Phases 1, 2, and 3 were initially assayed without the benefit of adequate SRM samples. Phase 1 samples were sent to the assay lab with no SRM samples and Phases 2 and 3 samples were sent with an SRM that was insufficiently homogeneous. The pulps for 5% of the samples from these phases, 523

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         samples, were sent to ALS-Chemex under a blind sample-numbering scheme. Standards (MS1 and MS2) and pulp duplicates were inserted into batches of 20 samples.

         The reassay data returned values for copper and gold well within the accepted range to indicate that the original assays are of reasonable quality for resource estimation purposes. AMEC considers +/-10% variation for 90% of the pulp duplicate analyses to demonstrate good precision. For the copper grades, 90% of the population has an absolute relative difference of 11% whereas for the gold grades it was 18% (Figure 3-4 to 3-7). All SRMs submitted with these sample shipments returned values within the SRM accepted ranges. The gold grade differences are a little on the high side, probably due to the small subsample size of 100 g and the small aliquot size of 30 g.


         Figure 3-4: QA/QC Reassay of Historical Data, Cu (ppm)

         [Graphic Omitted]



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         Figure 3-5:  Reassay of Historical Data, Au (g/t)


         [Graphic Omitted]



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         Figure 3-6: Percentile Rank Chart, Reassay Results, Cu (ppm),
                     501 Samples


         [Graphic Omitted]

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         Figure 3-7: Percentile Rank Chart, Reassay Results, Au g/t, 442 Samples


         [Graphic Omitted]



3.8.3    Standard Reference Material

         In 2003, Corriente had the ALS prep lab in Quito prepare two new SRMs for them: MS1 and MS2. The procedures outlined below were used for making these SRMs.

         The SRMs were prepared by extracting 100 kg of material from a homogenized 500 kg bulk sample of drill core rejects (-10 mesh). The material was pulverized in a standard laboratory rod mill by grinding the 100 kg of drill core rejects to -150 mesh and then blanket rolling them (four corners technique) to homogenize. The pulp was immediately stored in paper envelopes (100 g) ready for submission for round robin analysis.

         MS1 represents the middle grade range for copper and gold at the Mirador deposit (0.80 Cu % and 0.287 Au g/t) and MS2 is a low-grade copper-gold standard (0.37 Cu % and 0.16 Au g/t). Both SRMs were submitted for round-robin analysis at four laboratories, Analytical Laboratories Ltd, ALS Chemex, International Plasma Laboratories (IPL) and Assayers Canada. Each laboratory received 10 samples. The round robin analysis results were of sufficiently good quality to establish



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         the acceptance limits for the SRMs (see Figures 3-8 to 3-11). They were inserted into the sample shipments on a 2 in 40 basis.

         If a SRM result was found to exceed twice the standard deviation value from the round robin study then the batch of 20 samples was reanalysed until the SRM returned an acceptable value. Some samples on the SRM charts are outside of the acceptable limits. These were not reassayed as they were in areas outside of the mineralized envelope or in areas of below background grade range.

         Figure 3-8:    MS1 Round Robin and Sampling Results, Au (g/t),
                        (DDH M63 to M90)


         [Graphic Omitted]


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         Figure 3-9:    MS1 Round Robin and Sampling Results, Cu (%),
                        (DDH M63 to M90)


         [Graphic Omitted]


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         Figure 3-10:   MS2 Round Robin and Sampling Results, Au (g/t),
                        (DDH M72 to M90)


         [Graphic Omitted]


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         Figure 3-11:   MS2 Round Robin and Sampling Results, Cu (%),
                        (DDH M72 to M90)


         [Graphic Omitted]


3.8.4    Duplicate Samples

         Four different types of duplicate samples were variably used at Mirador.

         o Phase 1: Only Lab Check Duplicates were taken during this phase of the drilling campaign on a 1 in 10 basis. AMEC has not reviewed the results from these samples. They have been superseded by the reassay results.

         o Phase 2: Pulp duplicates were included in the sample shipments on a 1 in 20 basis.

         o Phase 3: Pulp duplicates were included in the sample shipments on a 1 in 40 basis.
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         o   Phase 4: Pulp duplicates were included in the sample shipments on
             a 1 in 20 basis. Coarse Reject duplicates were introduced into the QA/QC program and were taken on a 1 in 20 basis. A small program was begun where for metallurgical holes, the samples were being crushed to 1/2" and a 1 to 2 kg sample was taken for metallurgical test work. For these holes, a duplicate was taken every 20 samples to monitor the performance of the assay results and study the impact of removing the subsample.


         Coarse Crush Duplicates, 1/2" Crush Material

         These duplicates were taken from drill holes M65 to M70 resulting in only 27 duplicate pairs. This is too small of a sample population for a detailed analysis but the few results that are present indicate no bias to the sample analysis results for copper or gold (Figures 3-12 and 3-13).

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         Figure 3-12: Coarse Crush Duplicate Results, Cu (%), 27 Data Pairs


         [Graphic Omitted]


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         Figure 3-13: Coarse Crush Duplicate Results, Au (g/t), 27 Data Pairs


         [Graphic Omitted]



         Coarse Reject Duplicates

         This duplicate type was only introduced during the 4th drilling campaign in 2003 to 2004. Corriente currently has 85 coarse reject duplicates in their database, representing coverage of 3.4% of total assayed samples.

         The results of the coarse reject duplicate assays are shown in Figures 3-14 and 3-15. The performance of the copper results is of excellent quality and reproduces well.

         AMEC considers +/-20% variation for 90% of the coarse reject duplicate analyses to demonstrate good precision. As seen in Figures 3-18 and 3-19, the variance for both the copper and gold results are well below the accepted upper limit of 20%.

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         Figure 3-14:  Coarse Reject Duplicate Results, Cu (%), Scatter Plot

         [Graphic Omitted]



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         Figure 3-15:  Coarse Reject Duplicate Results, Au (g/t), Scatter Plot


         [Graphic Omitted]



         Pulp Duplicates

         There are 248 pulp duplicates in the Mirador database representing 4.3% of the assay database.

         The results of the pulp duplicate assays are shown in Figures 3-16 and 3-17. Performance for the copper values is excellent. The performance for the gold values is of acceptable quality considering its minor economic role in the deposit.

         AMEC considers +/-10% variation for 90% of the pulp duplicate analyses to demonstrate good precision. The copper values are plotted in Figure 3-18 on a percentile rank chart. This chart shows that the copper sample pairs are reporting 90% of the samples have a less than a 10% relative difference. The gold values however are reporting that 90% of the sample population has a relative difference of 15% (Figure 3-19); probably due to the small subsample size of 100 g and the small aliquot size of 30 g.

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         Figure 3-16: Pulp Duplicate Results, Cu (%), Scatter Plot


         [Graphic Omitted]



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         Figure 3-17: Duplicate Results, Cu (%), Percentile Rank Chart


         [Graphic Omitted]



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         Figure 3-18: Pulp Duplicate Results, Au (g/t), Scatter Plot


         [Graphic Omitted]



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         Figure 3-19: Duplicate Results, Au (g/t), Percentile Rank Chart


         [Graphic Omitted]



3.9      Data Verification

         AMEC completed a data quality check on 5% of the sample database used for the resource estimation. AMEC reviewed the collar surveys, downhole surveys, assay results and bulk density data and used original data sources to confirm the values in the database. The drill holes selected were M02, M12, M18, M33, M46, M54, M67, M77 and M87.

         All the data was found to be of excellent quality and adequate for resource estimation purposes.


3.9.1    Assay Results and Lithology Codes

         The assay results for 5% of the copper and gold were reconciled back to the original assay certificates issued by the assay laboratory. The sample intervals and sample number were confirmed by reconciliation to the drill logs for each of the drill holes. The

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         lithology codes were confirmed using the drill logs. No errors were found during this review.


3.9.2    Downhole Surveys

         AMEC checked all the survey disks for the downhole surveys during the site visit to the project. It was found that the geologists were not reading the down-hole tests correctly. On vertical holes, an incorrect azimuth was read on all holes. Corriente did not have a disk reader at the time but have since acquired one. All tests were reread using the proper instrument prior to completing the resource estimation.


3.9.3    Bulk Density

         Twenty samples were sent to Teck-Cominco Labs in Vancouver for auditing; results agreed to within 3% for the first method and 0.6% for the second method (see Table 3-3). During the AMEC site visit, Corriente was advised that 5% of these samples should be validated at an independent laboratory.

         Overall, the averaged values differ very little between the original and the check result. The bulk density values are of sufficient quality for resource estimation purposes.


         Table 3-3:    Bulk Density Independent Check Results
         ---------------------------------------------------------------------------------------------------
         Hole ID      Date    Depth     Unit    Method  Corriente    Teck-Cominco    Relative % Difference
         ===================================================================================================
         M16          2003     160      jefp      1        2.67          2.56                -4.2
         M44          2003     300      jzgd      1        2.72          2.66                -2.2
         M46          2003     280      jzgd      1        2.78          2.54                -9.0
         M48          2003     350      brmn      1        2.65          2.55                -3.8
         M49          2003     400      jzgd      1        2.75          2.69                -2.2
         M51          2003     200      jzgd      1        2.64          2.53                -4.3
         M52          2003     220      jzgd      1        2.62          2.59                -1.2
         M55          2003     300      jzgd      1        2.60          2.53                -2.7
         M56          2003     340      jzgd      1        2.63          2.66                 1.1
                                                 Avg:      2.67          2.59                -3.2
         M63          2004     40.0     jzgd      2        2.24          2.41                 7.3
         M63          2004    110.0     jzgd      2        2.65          2.62                -1.1
         M63          2004    170.0     jzgd      2        2.85          2.83                -0.8

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

         ---------------------------------------------------------------------------------------------------
         M64          2004     67.0     brmn      2        2.56          2.50                -2.3
         M64          2004    290.0     brmn      2        2.72          2.69                -0.9
         M64          2004    380.0     brtc      2        2.61          2.56                -1.9
         M65          2004    140.0     jzgd      2        2.53          2.48                -2.1
         M65          2004    260.0     jzgd      2        2.56          2.56                 0.0
         M66          2004    110.0     jzgd      2        2.68          2.64                -1.6
         M66          2004    140.0     brmn      2        2.57          2.52                -2.1
         M66          2004    230.0     brtc      2        2.58          2.55                -1.3
                                                 Avg:      2.60          2.58                -0.6
         ---------------------------------------------------------------------------------------------------
         Methods:  1 = sample weighed dry, then immersed in water, and water displaced weighed; arm balance.  2 = suspended sample weighed in air, then immersed in water; electronic balance


3.10     Mineral Resource Estimates

         The mineral resource for the Mirador deposit was estimated under the direction of Susan Lomas, P.Geo. of AMEC. The estimate was made from a 3-dimensional block model utilizing commercial mine planning software (Gemcom(R)).


3.10.1   Geology and Grade Domains

         Key geologic units at Mirador deposit comprise intrusive phases of the host porphyry and post mineral dykes. These comprise:

         o   Zamora Granodiorite to Quartz Monzonite (JZGD)

         o   Breccia with JZGD and JEFP Fragments (BRMN)

         o   Early Hornblende-Feldspar Porphyry (JEFP)

         o   Late Hornblende-Feldspar-Quartz Porphyry (JHBP)

         o   Late Breccia, Unaltered, Polymictic (BRPM)


         Also investigated were the various supergene-altered phases: Leach, Enriched and Mixed. Geologic models were created of the intrusive and altered units. AMEC checked the shapes for interpretational consistency on section and plan, and found them to have been properly constructed.
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         To constrain grade interpolation in each of the zones, AMEC created
         3-dimensional mineralized envelopes based on copper and gold grades. These were derived by a method of Probability Assisted Constrained Kriging (PACK) to initially outline a general shape. Threshold grades were 0.2 g/t for Au and 0.5% for Cu. The probability that gold or copper in any block in the model exceeded the threshold was estimated using indicator variograms and ordinary kriging. Contoured probability values (in increments of 0.05) defined potential volumes used to delineate mineralized and non-mineralized populations. The boundary formed by each contour line was called an estimation envelope or "shell." The grade outline selection was done by inspecting the contoured probability values (in increments of 0.05) in Gemcom(R). Final probability values were 0.40 for Au and 0.48 for Cu. Additionally, a copper shell at around the 0.30 probability value was made to help constrain grade interpolation in the background (or Outside Shell) domain. These shapes were then edited on plan and section views to be consistent with the structural and lithologic models and the drill assay data so that the boundaries did not violate data and current geologic understanding of mineralization controls.

         The solids were used to code the drill hole data and block model cells. A set of cross sections and plans with drill holes colour-coded by domain and blocks similarly coloured were plotted and inspected to determine the proper assignment of domain.


3.10.2   Data Analysis

         The data analyses were conducted on original and composited assay data. Assays were composited into 6 m down-hole composites. The compositing for the data analysis honoured the main lithology categories according to logged data and then were segregated by zone and grade shell or background codes. AMEC reviewed the compositing process and found it to have been performed correctly.

         Descriptive statistics (boxplot analyses), contact plots, and histograms have been completed for copper and gold. Results obtained were used to guide the construction of the block model and the development of estimation plans.
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         Grade distributions of the assays by rock and alteration type, and grade probability shell are shown as box plots in Figures 3-20 and 3-21 (assays) and Figures 3-22 and 3-23 (6 m composites). Box-plots show the frequency distribution of the assay values by way of a graphical summary. The vertical axis of the plot gives the range of values for the particular assay (total copper). The box shows the portion of the sample data that falls between the 25th and the 75th percentiles. In other words, the box captures the half of the data, which falls in the middle of the distribution. The horizontal line that appears in the box represents the median of the data, or that value where half of the assays are greater and the remaining half are less than this median value. The mean or average of the data is shown with a dot. The vertical lines that extend away from the box reach to the minimum toward the bottom of the plot and to the maximum value toward the top.

         Key observations from these analyses are:

         o The domaining and tagging of the assay and the composite data functioned well. The domains used for grade interpolation (Inside Shell and BRMN (20)) and waste (BRPM (10) and JHBP (50)) were well selected as indicated by the grade populations inside each domain.

         o The mean values per domain agree within accepted limits between the assay results and the subsequent composited data.
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         Figure 3-20:  Box Plot of Cu Assay Results by Litho Code

         [Graphic Omitted]





         Figure 3-21:  Box Plot of Au Assay Results by Litho Code


         [Graphic Omitted]


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         Figure 3-22:  6 m Composite Box Plot, Cu %


         [Graphic Omitted]



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         Figure 3-23:  6 m Composite Box Plot, Au g/t


         [Graphic Omitted]




         Contact plots were generated to explore the relationship between grade and grade shell codes. The plots are constructed with software that searches for data with a given code, and then searches for data with another specified code and bins the grades according to the distance between the two points. This allows for a graphical representation of the grade trends away from a "contact." If average grades are reasonably similar near a boundary and then diverge as the distance from the contact increases, the particular boundary should probably not be used as a grade constraint. In fact, if a hard boundary is imposed where grades tend to change gradually, grades may be overestimated on one side of the boundary and underestimated on the opposite side. If there is a distinct difference in the averages across a boundary, there is evidence that the boundary may be important in constraining the grade estimation.

         Contact profiles, or plots, were made for copper and gold across the grade probability shells. The chart for copper is shown in Figure 3-24 and for gold in Figure 3-25. These charts show that the two populations (inside and outside the grade probability shells) have a gradual grade change over a distance of approximately 25 m. Beyond
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         this distance, the grade ranges of the two populations are distinct.
         Beyond the 25 m buffer, copper grades inside the grade probability shell are just above 0.60% while outside of the shell the grades are below 0.40% Cu. Beyond the 25 m buffer, gold grades inside the grade probability shell are just above 0.225 g/t while outside of the shell the grades are below 0.150 g/t Au.


         Figure 3-24: Contact Profile - Inside and Outside of Cu Grade
                      Probability Shell


         [Graphic Omitted]


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         Figure 3-25: Contact Profile - Inside and Outside of Au Grade
                      Probability Shell


         [Graphic Omitted]




3.10.3   Evaluation of Extreme Grades

         Extreme grades were examined for copper and gold composite values, mainly by histograms and probability plots. Generally, the distributions do not indicate a problem with extreme grades for copper. Gold showed extreme grade values (Figure 3-26) where a clear break in the sample trend is observed at 0.60 Au g/t. AMEC implemented a gold grade cap at the break value (0.60 g/t) to the assay data prior to grade interpolation.

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         Figure 3-26: Histogram - Probability Plot of 6m Composites, Au g/t


         [Graphic Omitted]

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3.10.4   Variography

         Variography is the study of the spatial variability of an attribute. AMEC prefers to use a correlogram, rather than the traditional variogram, because it is less sensitive to outliers and is normalized to the variance of data used for a given lag. The correlogram ranges from -1 to +1, although models are usually made over the interval [0,1], where 0 represents no correlation (statistical independence) and 1 represents perfect correlation.

         Correlograms were calculated for copper and gold for all hypogene samples and then for the composites inside the grade probability shells. The approach to correlogram model development is to calculate a relatively large number of sample correlograms in several directions using composite samples. Directional sample correlograms are calculated along horizontal azimuths of 0(degree), 30(degree), 60(degree), 90(degree), 120(degree), 150(degree), 180(degree), 210(degree), 240(degree), 270(degree), 300(degree) and 330(degree). For each azimuth sample correlograms are also calculated at a dip of -30, -60 in addition to horizontally. Finally, a correlogram is calculated in the vertical direction. Using the 37 sample correlograms, an algorithm determines the best-fit model. This model consists of a nugget effect; single or two-nested structure variance contributions; ranges for the variance contributions; and the model type (spherical or exponential type). After fitting the variance parameters, the algorithm then fits an ellipsoid to the ranges from the directional models for each structure. The anisotropy in grade variation is given by the two ellipsoids.

         Variography was completed for gold and copper on composite data form the main mineralized unit within and outside the grade probability shells. Only hypogene material was investigated (due to paucity of data in the supergene domains). Variogram model parameters and orientation data of rotated variogram axes are shown in Table 3-4. The correlograms are included in this report in Appendix A for gold and copper.
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
Table 3-4:     Variogram Results, ZYZ Rotations and Rotated Variogram Axes
----------------------------------------------------------------------------------------------------------------------
Metal and       Structure     Nugget     Sill     Axis     Orientation          Gemcom          Rotation      Range
Structure                     Effect                      (Azimuth/Dip)      Rotation Type       Angles
======================================================================================================================
Cu              1st            0.100     0.585     X          221/0                -                -           43
                                 -         -       Y          131/35              ZYZ         -42, -36, -89     72
                                 -         -       Z          312/54               -                -          150
----------------------------------------------------------------------------------------------------------------------
                2nd              -       0.315     X           65/9                -                -          301
                                 -         -       Y          336/-1              ZYZ          16, -10, 8      126
                                 -         -       Z          254/81               -                -          200
----------------------------------------------------------------------------------------------------------------------
Au              1st            0.190     0.365     X          160/23               -                -           47
                                 -         -       Y          44/46               ZYZ          2, -55, -61      25
                                 -         -       Z          268/35               -                -           22
----------------------------------------------------------------------------------------------------------------------
                2nd              -       0.445     X           94/2                -                -           79
                                 -         -       Y           4/0                ZYZ          7, -2, -11      244
                                 -         -       Z          263/88               -                -          200
----------------------------------------------------------------------------------------------------------------------
Note:  Models are spherical.  ZYZ rotation is right-hand-rule

         The copper correlograms showed ENE-WSW trending steeply dipping structures while the gold correlograms showed NS trending, subvertical structures. These observations match the property geology where observed trends are in similar orientations.

         The nugget effects, or random variation components of spatial variation, tend to be moderate. Copper variograms generally have nugget effects of 0.10 or was modelled as 10% of the total variability. The gold variograms had a nugget effect of 0.19 or accounted for 19% of the variability.


3.10.5   Grade Model and Interpolation Plan

         The Mirador grade block model limits are (in UTM coordinates) 783500 to 786005 east, 9603000 to 9605505 north and 2000 to 200 m elevation.
         Block size is 15 m in the easting and northing directions and 12 m in height.

         The geology and grade solids were used to assign rock codes to the block model as listed in Table 3-5. Blocks above the topographic surface were tagged as air and blocks outside of the Outer Shell were tagged as waste. A percent model was used to control the volume of blocks inside the solids. The data analyses demonstrated that the post mineral dykes should be treated as separate domains, representing unmineralized material and were treated as waste.
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          Table 3-5:    Block Model Rock Codes
          ----------------------------------------------------------------------
          Rock Codes                              Zone Name
          ======================================================================
          90             Leached
          93             Mixed
          95             Enriched
          100 series     Outside grade probability shells but inside krige shell
          120 series     Au grade probability shell
          130 series     Cu grade probability shell
          150 series     Inside both Au and Cu grade probability shells
          900            Waste
          999            Air
          ----------------------------------------------------------------------


         The grade probability shells were used as soft boundaries for interpolation purposes. This means that the blocks around the boundary of the indictor shells were able to see the composites from holes found both outside and inside the shells. A FORTRAN program was written to identify blocks that were within 30 m of the shell boundaries and they were given a lithology code based on their position relative to the shell boundaries. A schematic diagram of the lithology coding system is presented in Figure 3-27.
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         Figure 3-27: Lithology Codes for Sulphide Blocks


         [Graphic Omitted]



         Lithology codes in the block model were used to make certain block selections for interpolation runs. Table 3-6 lists the lithology codes used to control the blocks used for interpolation runs. These block selections were necessary as composite files were made to contain the composites within these shell selections. Composite files were also made that contain all of the composites for the blocks coded in the proximal wall areas of the grade probability shells to be allowed to use data on either side of the shell boundaries.


         Table 3-6:    Lithology Groups for Grade Interpolation Runs
         -----------------------------------------------------------------------
         Interpolation Run                             Lithology Codes Used
         =======================================================================
         Inside Cu grade probability shell         130, 132, 133, 150, 152, 153
         Outside Cu grade probability shell        100, 102, 103, 120, 122, 123
         Inside Au grade probability shell         120, 122, 123, 150, 152, 153
         Outside Au grade probability shell        100, 102, 103, 130, 132, 133
         -----------------------------------------------------------------------
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         Values for copper, capped and uncapped gold, and bulk density were interpolated into the block model using ordinary kriging (OK), inverse distance weighting to the eighth power (ID8) and the nearest-neighbour
         (NN) methods. Interpolation was restricted by rock code. A minimum of five and maximum of 20 composites were used, with an additional parameter for maximum composites per drill hole set to four. This forces the interpolation to require a minimum of two holes within the search ellipse before a grade value can be assigned to a block.

         The search ellipsoid for material in the hypogene was oriented as defined by the variography. Search ranges comprised 400 m along the long axis, orientated at 045(degree), 200 m down the dip direction (at -80(degree) to the NW) and 300 m vertically. Block discretization is 4 x 4 x 3.

         The interpolation of grade for copper and gold in the supergene blanket area used an isotropic search to find samples within a certain radius of a block centre. The search radii were 150 m in the X and Y directions and 50 m in the Z direction. A minimum of two holes within the search ellipse was required for grade to be interpolated into a block. The data were interpolated using inverse distance weighting to the second power (ID2). A minimum of three composites and maximum of 12 composites were required.

         Bulk Density Interpolation

         There are 665 bulk density values for the MNZD (hypogene) rock type with an overall average of 2.64 g/m(3). This is a sufficient quantity of data for interpolation of the values into the block model. Inverse distance to the third power ID3 was used with sufficient ranges to fill all the blocks. A minimum of three and maximum of eight values were used for each block.

         The supergene rock types contained only limited density data: 21 Leached zone, 22 Mixed zone and 46 Enriched zone measurements. These values were averaged and the result was tagged into the blocks for the appropriate rock type. The average bulk density values for the
         Leached, Mixed, and Enriched zones are 2.42, 2.47, and 2.51, respectively.
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         The distribution and summary statistics for the bulk density values by rock type are presented in Appendix A.


3.10.6   Model Validation

         Visual Inspection

         AMEC completed a review of the Mirador resource block model. The model was checked for proper coding of drill hole intervals and block model cells. The coding was found to be properly done. Gold and copper grade interpolation was examined relative to drill hole composite values by inspecting the sections and plans. The checks showed good agreement between drill hole composite values and model cell values. Examples of representative sections containing block model copper and gold grades, drill hole composites and grade probability shell outlines are included in Appendix A.

         Global Means

         AMEC also checked the block model estimates for global bias by comparing the average copper and gold grades from the model ID8 with means from OK and NN estimates. The NN estimator produces a theoretically unbiased estimate of the average value when no cutoff grade is imposed and is a good basis for checking the performance of different estimation methods. Results in Table 3-7 show no evidence of bias in the estimate.


        Table 3-7:    Comparison of OK, ID, and NN Global Mean Values
        ---------------------------------------------------------------------------------------------
        Zone           ID8 Cu     OK Cu (%)     NN Cu      ID8 Au (g/t)   OK Au (g/t)     NN Au (g/t)
                         (%)                     (%)
        =============================================================================================
        Hypogene        0.50         0.50        0.50         0.161          0.162           0.160
        ---------------------------------------------------------------------------------------------
        Supergene
          Leached       0.07         0.07        0.09         0.165          0.170           0.181
          Mixed         0.35         0.34        0.36         0.174          0.163           0.191
          Enriched      0.86         0.81        0.91         0.213          0.199           0.236
        ---------------------------------------------------------------------------------------------

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         Swath Plots

         AMEC also checked for local trends in the grade estimates by plotting the results from the OK, ID, and NN estimate results on easting, northing and elevation swath plots. The OK and ID estimates should be smoother than the NN estimate and the ID should be smoother than the OK estimate. The NN estimate should fluctuate around the ID and OK estimates on the plots. The results for the copper grade inside the grade probability shell are presented in Figures 3-28 to 3-30, and they show close tracking between the three estimates and no local trends. The plots for copper values outside of the grade probability shells and all gold results are found in Appendix A.

         Change of Support

         The final check on the block model performed by AMEC was to check the model for smoothing through the Discrete Gaussian or Hermitian polynomial change-of-support method described by Journel and Huijbregts (Mining Geostatistics, Academic Press, 1978). The distribution of hypothetical block grades derived by this method is compared to the estimated model grade distribution by means of grade-tonnage curves. The grade-tonnage curves allow comparison of the histograms of the two grade distributions in a format familiar to mining. If the estimation procedure has adequately predicted grades for the selected block size, then the grade-tonnage curves should match closely. If the curves diverge significantly, then there is a problem with the estimated resource.

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         Figure 3-28:  Eastings Swath Plot - Cu (%) Inside Cu Grade
                       Probability Shell


         [Graphic Omitted]



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         Figure 3-29:  Northings Swath Plot - Cu (%) Inside Cu Grade
                       Probability Shell


         [Graphic Omitted]



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         Figure 3-30:   Elevations Swath Plot - Cu (%) Inside Cu Grade
                        Probability Shell


         [Graphic Omitted]



         This method uses the "declustered" distribution of composite grades from a nearest neighbour or polygonal model to predict the distribution of grades in blocks. In this case the blocks used in the model are 15 m x 15 m x 12 m. The unadjusted polygonal model assumes much more selectivity for ore and waste than is actually possible in mining practice, since many sample-sized volumes are averaged together within a block. This means that part of the sample-sized volumes in the block may be ore (above the mining cutoff) and part may be waste. Hence, the distribution of the grade of the blocks is not likely to resemble the distribution of grades from composite samples derived from the polygonal estimate. The method assumes that the distribution of the blocks will become more symmetric as the variance of the block distribution is reduced, i.e., as the mining blocks become bigger.

         The histogram for the blocks is derived from two calculations:
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         o   The block-to-block variance (sometimes referred to in statistics as the between-block variance), which is calculated by subtracting the average value of the variogram within a block from the variance for composite samples (the sill of the variogram)

         o The frequency distribution for the composite grades transformed by means of hermite polynomials (Herco; hermite correction) into a less skewed distribution with the same mean as the declustered grade distribution and with the block-to-block variance of the grades.

         The distribution of hypothetical block grades derived by the Herco method is then compared to the estimated grade distribution to be validated by means of grade-tonnage curves.

         The distribution of calculated 15 m x 15 m x 12 m block grades for copper inside the grade probability shell is shown with dashed lines on the grade-tonnage curves in Figure 3-31. This is the distribution of grades based on 15 m blocks obtained from the change-of-support models. The continuous lines in the figures show the grade-tonnage distribution obtained from the block estimates. The grade-tonnage predictions produced for the model show that grade and tonnage estimates are validated by the change-of-support calculations over the likely range of mining grade cutoff values (0.4% to 0.6% Cu).

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         Figure 3-31: Change of Support Grade Tonnage Curve, Cu (%)


         [Graphic Omitted]



3.10.7   Resource Classification and Summary

         The mineral resources of the Mirador Project were classified using logic consistent with the CIM definitions referred to in NI 43-101. The project mineral resources were classified into one of two categories; Indicated or Inferred mineral resources. Review of the model relative to the drill hole data, in sections and in plans, showed good geologic and grade continuity in areas were sample spacing is around 100 m. The current drill hole spacing is nominally 100 m with some areas approaching 75 m. Combined with spatial statistical work and investigation of confidence limits in predicting planned annual production work, AMEC decided that blocks covered by this data spacing may be classified as Indicated mineral resources. In the hypogene mineralization two drill holes needed to be within 100 m of the block centre or a single drill hole within 35 m to be classified as Indicated mineral resources. Supergene mineralization needed to have two drill holes within 75 m of a block centre or a single drill hole within 35 m. Locally a second pass utilizing a one-hole rule was necessary to prevent a "striping" effect of isolated Inferred mineral resource blocks amongst mostly Indicated mineral resource blocks.
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        All interpolated blocks that did not meet the criteria for Indicated mineral resources were assigned as Inferred mineral resources if they fell within 200 m of a drill hole composite in the hypogene mineralization or 150 m if in the supergene zone.

        Table 3-8 contains the results of the resource estimation for the Mirador deposit as of 23 September 2004. The estimate is made by mineralization type. The resource estimate result for Mirador is being declared using the 0.40% Cu cutoff. For comparative purposes, additional copper grade cutoffs equal to 0.50. 0.55. 0.60. 0.65 and 0.70% were also tabulated and they are included in Table 3-9. The resources are reported to a depth of 850 m elevation, which is approximately 500 m below the surface.


        Table 3-8:   Mirador Deposit Mineral Resource Summary, 23 September 2004
        ------------------------------------------------------------------------
                                                                Au         Cu
                 Zone                          Tonnes         (g/t)        (%)
        ========================================================================
        0.4 Cu % Cutoff
        Indicated Mineral Resource
                 Mixed                        1,300,000        0.23       0.57
                 Enriched                     6,700,000        0.24       0.99
                 MNZD                       301,700,000        0.20       0.65
        ------------------------------------------------------------------------
        Total    Indicated Hypogene         301,700,000        0.20       0.65
                 Indicated Supergene          8,000,000        0.24       0.92
        ------------------------------------------------------------------------
        Inferred Mineral Resource
                 Mixed                                -         -           -
                 Enriched                     1,200,000        0.25       0.83
                 MNZD                       313,900,000        0.17       0.56
        ------------------------------------------------------------------------
        Total    Inferred Hypogene          313,900,000        0.17       0.56
                 Inferred Supergene           1,200,000        0.25       0.83
        ------------------------------------------------------------------------
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  Table 3-9:   Mirador Deposit Mineral Resource Summary - Comparative Cutoffs,
               23 September 2004
  -----------------------------------------------------------------------------
                                                          Au           Cu
           Zone                          Tonnes         (g/t)          (%)
  ==============================================================================
  0.5 Cu % Cutoff (Cu ID)
  Indicated Mineral Resource
           Mixed                         800,000         0.25         0.65
           Enriched                    6,600,000         0.24         1.00
           MNZD                      254,800,000         0.21         0.68
  ------------------------------------------------------------------------------
  Total    Indicated hypogene        254,800,000         0.21         0.68
           Indicated supergene         7,400,000         0.24         0.96
  ------------------------------------------------------------------------------
  Inferred Mineral Resource
           Mixed                               -          -             -
           Enriched                    1,200,000         0.25         0.83
           MNZD                      215,300,000         0.18         0.62
  ------------------------------------------------------------------------------
  Total    Inferred hypogene         215,300,000         0.18         0.62
           Inferred supergene          1,200,000         0.25         0.83
  ==============================================================================
  0.6 Cu % Cutoff (Cu ID)
  Indicated Mineral Resource
           Mixed                         500,000         0.28         0.76
           Enriched                    6,200,000         0.24         1.03
           MNZD                      182,400,000         0.22         0.73
  ------------------------------------------------------------------------------
  Total    Indicated hypogene        182,400,000         0.22         0.73
           Indicated supergene         6,700,000         0.24         1.01
  ------------------------------------------------------------------------------
  Inferred Mineral Resource
           Mixed                               -          -             -
           Enriched                      900,000         0.22         0.89
           MNZD                       93,300,000         0.20         0.71
  ------------------------------------------------------------------------------
  Total    Inferred hypogene          93,300,000         0.20         0.71
           Inferred supergene            900,000         0.22         0.89
  ==============================================================================
  0.65 Cu % Cutoff (Cu ID)
  Indicated Mineral Resource
           Mixed                         400,000         0.25         0.75
           Enriched                    6,000,000         0.25         1.05
           MNZD                      140,600,000         0.23         0.77
  ------------------------------------------------------------------------------
  Total    Indicated hypogene        140,600,000         0.23         0.77
           Indicated supergene         6,400,000         0.25         1.03
  ------------------------------------------------------------------------------
  Inferred Mineral Resource
           Mixed                               -          -             -
           Enriched                      800,000         0.25         1.00
           MNZD                       56,900,000         0.22         0.76
  ------------------------------------------------------------------------------
  Total    Inferred hypogene          56,900,000         0.22         0.76
           Inferred supergene            800,000         0.25         1.00
  ==============================================================================
  0.7 Cu % Cutoff (Cu ID)
  Indicated Mineral Resource
           Mixed                         200,000         0.35         1.05
           Enriched                    5,800,000         0.24         1.05
           MNZD                      101,600,000         0.24         0.80
  ------------------------------------------------------------------------------
  Total    Indicated hypogene        101,600,000         0.24         0.80
           Indicated supergene         6,000,000         0.25         1.05
  ------------------------------------------------------------------------------

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  Inferred Mineral Resource
           Mixed                               -          -             -
           Enriched                      800,000         0.25         1.00
           MNZD                       40,400,000         0.23         0.79
  ------------------------------------------------------------------------------
  Total    Inferred hypogene          40,400,000         0.23         0.79
           Inferred supergene                  -          -             -
  ------------------------------------------------------------------------------


3.11     Conclusions and Recommendations

         AMEC reviewed the drilling and sampling data from the Mirador Project to obtain a sufficient level of understanding to assess the mineral resource estimate for the Mirador deposit. AMEC's general conclusions from this review are as follows:

         o The geology for the Mirador Project is well understood. The Mirador deposit is considered to be a copper-gold porphyry system. The copper and gold mineralization encountered at the Mirador deposit is thought to be a calc-alkaline type porphyry copper system. Supergene zones of enrichment are weakly developed beneath a superficial leach cap. Mineralization at Mirador can be divided into early molybdenum, early copper +/- gold, and late copper-gold stages. Chalcopyrite occurs as mainly irregular masses between clasts in the early breccia and as fine disseminations in a halo zone around the breccia. A late stage series of 1 to 2 cm quartz sulphide stingers transect the deposit and are subvertically emplaced. AMEC believes more angled drill holes should have been drilled due to the presence of various geologic features having sub-vertical contacts (e.g., post-mineral dykes, late quartz-sulphide stringers).

         o Of the 91 drill holes included in this resource estimate, 50 were not surveyed for hole deviation (Table 3-1). Corriente surveyed the last 20 drill holes that were completed and should continue to do so with all future drilling campaigns.

         o The database used to estimate the mineral resources for the Mirador Project consists of samples from 91 core drill holes drilled by Corriente between 2000 and 2004. The data underwent a 5% check of the assay results to original assay certificates and no errors were found.

         o Sample security issues need to be addressed by Corriente where sample numbers should be assigned through the use of standard sample books and not include the

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         hole number, sample depth or give unique identifiers to the QA/QC samples. The sample shipping bags should be secured with security tabs and emplaced in a locked box prior to release from the project site.

         o A review of the QA/QC database revealed a paucity of QA/QC samples for the 1st, 2nd, and 3rd drilling programs, so 5% of the samples were selected for reanalysis. These samples were selected by AMEC and were selected randomly to ensure coverage over time and the deposit area. The samples were analyzed with the benefit of SRMs and duplicates. The reanalysis results indicated that the original results were of the appropriate grade for inclusion in the resource estimation.

         o The pulp duplicates indicate that the 100 g pulp size currently being submitted for fire assay analysis for gold is too small and any future samples should be increased to a 250 g pulp.

         o The Mirador resource model was developed using industry-accepted practices. AMEC validated the model estimates and found them to reasonably estimate the grade and tonnage for the Mirador deposit.

         o The classification applied to the resource estimation at the Mirador deposit adheres to the guidelines set out in the CIM definitions referred to in NI 43-101 into Indicated and Inferred mineral resource categories.
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4.0      MINE PLAN

4.1      Introduction

         This section of the report describes the mine plan developed by AMEC for the Mirador Copper Project. The complete mine schedule is included in Appendix B and the annual pit plans are included in Appendix D.

         The geological model was divided into four copper/gold-bearing zones: leached, mixed, enriched, and mineralized. After resource modelling was completed, these four zones were combined into a single zone per block to reflect the mineability of each block, on a diluted basis. The mine plan treats leached material as saprolite and all other material as sulphide.

         Conventional open pit shovel-truck methods will be used for mining. The mine plan is based on a contract mining company providing ore to a conventional copper concentrator to support an average milling rate of 25,000 t/d (9.125 Mt/a). Waste stripping will vary by year, from a maximum of 39,000 t/d in Year 1 down to 7,000 t/d in the final full year. The average waste stripping rate is 20,000 t/d.

         Mining occurs in three phases: a starter pit mined for eight years, an intermediate pit mined through nine years, and the ultimate pit mined to the end of the 12 year mine life. Overlaps of the pits occur to balance waste stripping and ore feed grade.


4.2      Open Pit Optimization

         To run the pit optimization, an NSR model was created within Gemcom(R). The calculated NSR values are based on copper values only, and do not include gold. Gold was included in some optimizations but was not seen as a dominant economic factor. Only model blocks carrying ore grades within the Measured and Indicated category were assigned a revenue value. Blocks carrying grades in the Inferred category were treated as waste, and referenced as Waste-Inferred in this report. This model was then imported into the Whittle 4X(R) mine optimization software package. A series of pit shells were created at various net smelter return (NSR) values utilizing a

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         varying revenue factor between 0.6 and 0.84, these pit shells were then analyzed to select the best one for pit design. The best pit shell had the maximum NPV at the stated criteria. The Whittle(R) Milawa algorithm was used to generate production forecasts at throughputs of 20,000 t/d, 25,000 t/d, 30,000 t/d and 35,000 t/d, and
         assumed three pit phases. The shells were loaded back into the mine planning package and evaluated for accessibility and overall pit footprint. For the purposes of this study, Corriente chose 25,000 t/d, based on company objectives at this time, and design work completed to date. The discount rate used in all Whittle work was 10%.

         The parameters used to create the NSR and optimization models are summarized in Table 4-1.

         The Whittle forecast output for the series of generated pit shells is shown in Figure 4-1. The Worst Case mining forecast simulated mining the shell in a top-to-bottom manner, a scenario that is unlikely to occur in even the most challenging environment. The Best Case mining forecast mines in a shell-by-shell manner, which is far too optimistic to occur and due to mining width, is not feasible. The Specified Case allows mining each specified pit shell. In this case, three shells were chosen to represent the starter, intermediate and ultimate pit shells. These pit shells are then forecast using the Milawa algorithm, which allows for simultaneous mining of multiple phases in an optimized manner. It is expected that the Specified Case can be achieved with proper scheduling, and therefore significantly greater gross value than the Worst Case.

         Table 4-1:   Pit Optimization and NSR Parameters
         --------------------------------------------------------------------
         Parameter                            Unit            Base Case
         ====================================================================
         Block Size
         X                                    (m)                 15
         Y                                    (m)                 15
         Z - oxide                            (m)                 12
         --------------------------------------------------------------------
         Bulk Density
         Ore & Waste                        (t/m(3))     Variable from model
         --------------------------------------------------------------------
         Metal Price
         Copper                              ($/lb)              1.00
         --------------------------------------------------------------------
         Primary Process Recovery                                 Cu
                                              (%)               91.4
         --------------------------------------------------------------------
         By-product Credits                                      N/A
         --------------------------------------------------------------------
         Concentrate Grade
         Copper                               (%)                29.8
         --------------------------------------------------------------------
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           --------------------------------------------------------------------
           Smelter Terms                                            Cu
           Treatment Charge                   ($/dmt)               75
           Amount Payable                       (%)                96.5
           Refining                            ($/lb)             0.075
           --------------------------------------------------------------------
           Transportation (all products)
           Road freight & storage             ($/wmt)             81.62
           Ocean Freight                      ($/wmt)          Incl. above
           Moisture                             (%)                8.00
           Losses                               (%)                0.25
           --------------------------------------------------------------------
           Mining Recovery                      (%)                100
           --------------------------------------------------------------------
           Preliminary Costs
           Process and G&A                 ($/t milled)            3.90
           Ore mining @ 25,000 t/d         ($/t mined)             0.89
           Waste mining                    ($/t mined)             0.89
           --------------------------------------------------------------------
           Pit Slope Angles                   degrees            35 to 42
           --------------------------------------------------------------------
           Maximum Slope Height                  m                 500
           --------------------------------------------------------------------
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         Figure 4-1: Whittle Nested Shell Output


         [Graphic Omitted]




         Final operating costs were slightly different than the preliminary costs used for pit optimization. Mining costs increased to $1.14/t mined based on contract mining, and process and G&A costs decreased to $3.51/t milled. This change in costs would have the effect of lowering the marginal cutoff grade.

         The optimization shape selected is well below the revenue factor 1 shape because of the restrictions placed on the overall wall height. Internal to the pit there is potential to pick up marginal tonnes between the $3.90/t used for optimization and the final estimated process and G&A operating costs of $3.51/t.
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4.3      Open Pit Design

4.3.1    Geotechnical Evaluation

         The geotechnical investigation report is provided in Appendix E. The following summarizes the key points that were used in the determination of the pit slopes and the cost estimates for the study.

         For feasibility purposes, the following inter-ramp slopes are recommended by zone (where 0(degree) due North, 90(degree) due East):

         o   Zone I (330(degree) to 60(degree))..................35(degree)
         o   Zone II (60(degree) to 150(degree)).................42(degree)
         o   Zone III (150(degree) to 180(degree))...............40(degree)
         o   Zone IV (180(degree) to 270(degree))................38(degree)
         o   Zone V (270(degree) to 330(degree)).................40(degree)

         The slopes suggested above are preliminary estimates only and may be modified with additional geotechnical drilling, during subsequent design work and trial excavations during the early stages of mining.


4.3.2    Design Parameters and Summary

         The parameters used in the pit design, including the geotechnical data described above, are as follows:

         o   bench height, single benching.......................12 m
         o   berm width ..........................................8 m
         o   haul roads and pit ramps
             -   total width allowance...............................22 m
             -   running surface.....................................18 m
             -   berms and ditches....................................4 m
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             -   berm access from ramp...............................bottom only
             -   maximum grade.......................................10%

         The three pit phases share a final wall on the southwest of the pit. Stripping will start on the south highwall and progress towards the north. Waste from the pit will be hauled to the waste dump or used for haul road construction and maintenance. Waste dump construction will isolate saprolitic (leached) waste so that it is contained within a sulphide waste berm.

         The primary road access to the pit will be via a new road, which climbs from the Wawayme River past the waste dumps to the northeast corner of the pit, with the crusher located to the northwest of the pit. All haul roads, both within and outside the pit, are designed to a minimum width of 22 m, except the lowest segments of the pit, which are 18 m (single-lane access).


4.4      Pit Design Tonnages

         The resource was originally modelled as four distinct rock types of variable grade and thickness. In order to calculate reserves with dilution, the rock types were combined into a single block model. Pit optimization was then used to determine the pit extents. A pit design, and three phases were developed, and internal to the designs the resources were tabulated, utilizing a declining cutoff grade.

         The resources within the Mirador pits are summarized in Table 4-2.

         Table 4-2:   In Pit Resources by Material Type
         ------------------------------------------------------------------------------------------
                                 Tonnes     Cutoff NSR    Cutoff Cu      NSR        Cu       Au
                                 (000)       (US$/t)         (%)       (US$/t)     (%)     (g/t)
         ==========================================================================================
         Indicated
         Phase 1                  38,294       6.67           0.44       9.74      0.751    0.241
         Phase 2                  29,807       5.84           0.41       8.23      0.635    0.211
         Phase 3                  42,526       5.46           0.35       8.00      0.617    0.198
         ------------------------------------------------------------------------------------------
         Total                   110,627       -              -          8.66      0.668    0.216
         ------------------------------------------------------------------------------------------
         Inferred
         Phase 1                   2,407       6.67           0.44       8.86      0.683    0.228

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

         ------------------------------------------------------------------------------------------
         Phase 2                   2,330       5.84           0.41       6.91      0.533    0.191
         Phase 3                   5,057       5.46           0.35       5.94      0.458    0.166
         ------------------------------------------------------------------------------------------
         Total                     9,794       -              -          6.89      0.531    0.187
         ------------------------------------------------------------------------------------------
          Note:  Cu cutoff shown as a NSR equivalent; actual NSR cutoff was completed in Whittle


4.5      Waste Material Handling

         Waste material was categorized into the three types listed in Table 4-3. Material that was within the leached area was considered saprolite. Inferred waste was material above copper cutoff grade, but within the Inferred resource category. All other material was tabulated as sulphide waste.

         Table 4-3:    Waste Quantities and Type (t x 000)
         -----------------------------------------------------------------------
         Waste Type                   Phase 1    Phase 2    Phase 3     Total
         =======================================================================
         Sulphide waste                12,300      9,549     23,726      45,575
         Inferred waste                 2,407      2,330      5,057       9,794
         Saprolitic (leached) waste    21,129      6,143      8,531      35,803
         -----------------------------------------------------------------------
         Total                         35,836     18,022     37,314      91,172
         -----------------------------------------------------------------------

4.6      Mine Plan

4.6.1    Summary

         Mining at Mirador will be undertaken by a local contractor with sufficient financial strength and mining experience to handle the requirements of the Mirador project. Corriente has negotiated with Mamut Andino S.A. of Guayaquil (Mamut) to provide a budgetary estimate of mining costs using the design basis and mine design provided by AMEC. The mine plan and budget estimate used in this feasibility study was developed jointly by Corriente and Mamut and is described below. A copy of Mamut's budget pricing is included in Appendix B.

         Mining will be by conventional open pit truck and shovel methods. The primary mining fleet will consist of eight 140 t trucks and two 19.9 m(3) front-end loaders. Support equipment will include bulldozers, graders, and excavators to maintain the surfaces of
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         the roads, dumps and operating benches and the water collection system at the pit rim and in-pit.

         Mill feed will be hauled to a gyratory crusher at the west side of the pit.

         The annual mine production and mill feed forecast for the three mining phases is summarized in Table 4-4. Figure 4-2 provides a graphical representation of the forecast tonnages, and Figures 4-3 and 4-4 illustrate the feed tonnes and grades for the three phases.

         Table 4-4:    Mine Production Forecast
         ---------------------------------------------------------------------
                                          Grade
                     Total     ---------------------------   Total
                   Mill Feed     NSR      Cu        Au        Waste
         Year      (t x 000)    ($/t)     (%)      (g/t)    (t x 000)    S.R.
         =====================================================================
         -1*          2,100      8.570   0.661     0.223     14,175      6.75
         1            7,025      9.622   0.743     0.227     14,344      2.04
         2            9,125      9.880   0.762     0.228     7,481       0.82
         3            9,125      8.846   0.683     0.237     7,132       0.78
         4            9,125      9.066   0.700     0.241     5,974       0.65
         5            9,125      8.850   0.683     0.234     5,903       0.65
         6            9,125      8.736   0.674     0.230     5,907       0.65
         7            9,125      8.453   0.653     0.238     5,908       0.65
         8            9,125      7.962   0.615     0.198     5,911       0.65
         9            9,125      8.383   0.647     0.200     5,877       0.64
         10           9,125      8.242   0.636     0.196     5,898       0.65
         11           9,125      7.880   0.608     0.184     3,811       0.42
         12           9,125      8.178   0.631     0.187     2,628       0.29
         13           1,127      9.387   0.724     0.203     223         0.20
         ---------------------------------------------------------------------
         Total      110,627      8.662   0.668     0.216     91,172      0.82
         ---------------------------------------------------------------------
         *stockpiled ore for plant feed in Year 1


4.6.2    Pit Sequencing

         The deposit is to be mined in three phases. The starter pit is centred on a higher-grade section in the west portion of the deposit. Each subsequent pushback, or phase, adds additional depth at this high-grade portion, and expands laterally to the

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         east. The west wall is shared between the starter (Phase 1), intermediate (Phase 2) and ultimate (Phase 3) pits.

         The purpose of each of these phases is to accomplish different goals. The starter pit achieves a higher average grade (0.751% Cu) at a relatively high strip ratio (0.94). The intermediate pit provides a medium average grade mill feed (0.635% Cu) at a low strip ratio (0.60), and phase three pit provides a low average feed grade (0.615%
         Cu) and an average strip ratio of 0.82.


         Figure 4-2: Mine Production Forecast


         [Graphic Omitted]

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         Figure 4-3: Mill Feed Tonnage by Pit Phase


         [Graphic Omitted]



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         Figure 4-4: Feed Grade by Pit Phase


         [Graphic Omitted]



4.6.3    Pre-production Mine Development

         Pre-production mine development is expected to be complete in the year prior to mill start-up. During this period, 14.18 Mt of waste material will be removed and 2.10 Mt of mill feed stockpiled for plant feed during Year 1. Of the total amount of waste, nearly 70% is classified as saprolitic or leached rock.

         A pioneering road will be developed to the 1592 m elevation. Material from above this level (up to 1652 m elevation) will be ripped and dozed to the ramp elevation for loading and hauling. This ramp system will extend down as a temporary in-pit ramp to the 1460 m elevation at the edge of the pit rim. It will then follow topography down to the 1300 m elevation to join the crusher east haul road. This road will utilize as much of the competent in-pit waste rock as possible.
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4.6.4    Production Forecast

         The mine production forecast is based on mining the pit in three phases. First quarter production of mill feed in Year 1 will be at 100% of the rated plant capacity, but 92% of this feed will be from stockpiles produced in Year -1.

         The mine production forecast was prepared on a quarterly basis for the Year 1 schedule. The rest of the forecast is by year. The annual production target is based on maintaining the plant throughput at design capacity. Basic production parameters are as follows:

         o   365 operating days per year

         o   25,000 t/d of feed to the crusher

         o   maintain production for minimum 12 years.


4.7      Mining Equipment

4.7.1    Summary

         The mine production forecast and general logistical considerations were the driving forces behind fleet selection. Emphasis was placed on using equipment with the flexibility to react quickly to changing conditions during mining operations.

         Pre-production mining will have two main priorities. The first is to open up the higher-grade material source to provide continuous plant feed in Year 1. The second is to provide the highwall dewatering which will prevent as much water inflow as possible. This will include berm trenching, horizontal dewatering holes and diversion ditches at the pit contact.

         The pioneering work will be done by a contractor fleet and will be designed for single lane traffic with frequent passing turn-outs.

         The required equipment fleet for the mine production period, from Years 1 to 13, is listed in Table 4-5.
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

         Table 4-5:    Production Equipment Fleet Requirements
         -------------------------------------------------------------------------------------------------------
         Years                       -1    1    2     3    4    5    6     7    8    9    10    11    12    13
         =======================================================================================================
         203 mm blasthole drill      1     1    1     1    1    1    1     1    1    1    1     1     1     1
         19.9 m(3) front-end loader  2     2    2     2    2    2    2     2    2    2    2     2     2     2
         140 t haulage truck         7     8    8     6    6    6    7     7    8    8    8     8     8     8
         300 kW track dozer          1     1    1     1    1    1    1     1    1    1    1     1     1     1
         425 kW track dozer          2     2    2     2    2    2    2     2    2    2    2     2     2     1
         160 kW motor grader         2     2    2     2    2    2    2     2    2    2    2     2     2     1
         2 m(3) backhoe              2     2    2     2    2    2    2     2    2    2    2     2     2     2
         -------------------------------------------------------------------------------------------------------


4.7.2    General Operating Parameters

         To determine the number of equipment units required for each major fleet, productivities were calculated based on estimated annual operating hours and mechanical availability. The estimate of annual hours available is shown in Table 4-6. To allow for "other" inefficiencies, as indicated in the table, a 50-minute operating hour was applied to all equipment. In addition a truck availability to the loader was applied to the loading units based on the Caterpillar FPC program.

         Table 4-6:    Annual Hours Available
         -----------------------------------------------------
         Schedule
         =====================================================
         Calendar days                         365 d/a
         Scheduled down days                      -
         Unscheduled down days                    -
         Available days                        365 d/a
         Scheduled                              24 h/d
         Scheduled                            8,760 h/a
         -----------------------------------------------------
         Fixed Delays
         Shift change (2)                    0.5 h/shift
         Coffee                              0.33 h/shift
         Lunch                               0.5 h/shift
         "Other"                             0.67 h/shift
         -----------------------------------------------------
         Total                               2.00 h/shift
         -----------------------------------------------------
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         Shifts per day                       2 shifts/d
         Available                            20.00 h/d
         Available                            7,300 h/a
         -----------------------------------------------------


         The estimated mechanical availability of the equipment decreases with hours worked, as shown in Table 4-7. Equipment availability of no less than 92% is based on the premise of contracting the maintenance of the equipment fleet to the local Caterpillar dealer with a condition of the contract being a constant mechanical availability for each equipment fleet of 92%.


         Table 4-7:   Equipment Life and Mechanical Availability
         ------------------------------------------------------------------
                                          Life             Mechanical
                                          Hours           Availability
         ==================================================================
         Blasthole drill                  60,000               90
         Wheel loader                     60,000               92
         Haul truck                       70,000               92
         Track dozer                      35,000               92
         Motor grader                     35,000               92
         Excavator                        30,000               92
         ------------------------------------------------------------------


4.7.3    Blasthole Drills

         One 203 mm drill will be used for blasthole drilling. This drill size fits with the selected bench height of 12 m. It is not expected that drilling and blasting will be required in the saprolite rock. Blasthole drilling will be critical for proper grade control, and not drilling near the leached/mixed contact zone may result in lost copper. Wall control on the northern highwall is also an important consideration in the selection of a smaller diameter drill system.

         Wall control will not include pre-shear drilling as the rock is expected to be very friable. Instead, a buffer row will be drilled and, by using smaller, better distributed explosive charges, it is anticipated that the final wall will remain intact with minor shattering of the

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         joint systems. The blast pattern near the high wall will be the same as the production blast pattern.

         Production drilling has been based on the production forecast, estimated drill factors, and calculated productivities. These productivities were calculated for sulphide ore and waste using the factors given in Table 4-8. The theoretical penetration rate was determined by comparing calculations from previous studies, calculations provided by suppliers and Mamut's actual operating experience with these drills in rock with similar density and hardness.

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         Table 4-8:     Blasthole Drill Productivity
         ---------------------------------------------------------------
         Production Drilling
         203 mm Drill
         ===============================================================
         Effective penetration rate                 35.0    m/h
         Drill factor                              179.3    t/m
         Effective productivity                    6,275    t/h
         ---------------------------------------------------------------


4.7.4    Loading Equipment

         Two 19.9 m(3) loaders are required for the mine life. Loading productivities were based on the parameters listed in Table 4-9. These parameters were applied to the average specific gravities resulting from the mine production forecast, and overall productivities were calculated. Annual loading productivities are summarized Table 4-10.

         Table 4-9:      Loading Parameters
         =====================================================
         Bucket size                           19.9   m(3)
         Bucket fill factor                     95    %
         Average cycle time                    0.5    min
         Truck spot time                       0.7    min
         Truck availability to shovel     based on simulation
         Operating efficiency                   83    %
         Swell factor                           40    %
         Moisture                               4     %
         -----------------------------------------------------


Table 4-10:    Loading Equipment Productivities
--------------------------------------------------------------------------------------------------------------------
Year                          -1     1      2     3     4     5      6     7     8     9     10    11    12    13
====================================================================================================================
Average specific gravity     2,549 2,551  2,553 2,559 2,561 2,558  2,565 2,574 2,573 2,570 2,576  2,569 2,564 2,560
Theoretical productivity     6,744 6,744  6,744 6,744 6,744 6,744  6,744 6,744 6,744 6,744 6,744  6,744 6,744 6,744
(t/h)
--------------------------------------------------------------------------------------------------------------------
Effective productivity (t/h) 3,482 3,482  3,482 3,482 3,482 3,482  3,482 3,482 3,482 3,482 3,482  3,482 3,482 3,482
--------------------------------------------------------------------------------------------------------------------

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4.7.5    Haul Trucks

         Haul truck sizes will be 140 t for all production. This size was selected to match the loading units and achieve production targets at minimum unit operating costs under design conditions. The fleet size will average eight trucks, over the life of the mine.

         Mamut have assumed the actual full capacity of the trucks will be 138 t and may require the use of larger, lightweight truck boxes.

         Mamut calculated a haul profile to the crusher (for ore) and to the dump (for waste) for each bench and each sequence in the mine plan. A sample of these haul profiles was modeled using the Caterpillar FPC Haulage Simulation program to generate average haulage speeds for the different haulage situations. Using the average haulage speeds, a table of truck productivities for each bench and mine sequence was developed. The cycle time factors are shown on Table 4-11.

         The productivities were then used to calculate the annual number of truck hours required to move the material from each bench in each sequence according to the production schedule developed by AMEC. It was assumed that the trucks would run on No. 2 diesel fuel, and so no derating factor was applied to account for reduced engine performance due to fuel quality. The average annual productivities for each material type are shown in Table 4-12.

         Table 4-11:    Haul Truck Cycle Factors
         ---------------------------------------------------------------------
                                              Load Time
                                   -------------------------------
         Fixed Cycle Times              Spot            Cycle        Dump Time
         =====================================================================
         Mill Feed                     0.9 min         0.5 min        1.0 min
         ---------------------------------------------------------------------
         Waste                         0.9 min         0.5 min        1.0 min
         ---------------------------------------------------------------------
         Rolling Resistance
           In pit - at shovel            3%
           In pit - on bench             2%
           In pit - ramp                 2%
           Haul roads                    2%
           Waste dump - ramp             2%
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         ---------------------------------------------------------------------
                                              Load Time
                                   -------------------------------
         Fixed Cycle Times              Spot            Cycle        Dump Time
         =====================================================================
           Waste dump - on dump          2%
           Waste dump - at dozer         2%
         ---------------------------------------------------------------------
         Speed Limits                Speed Limit    Average Speed
           Level - loaded              50 km/h         30 km/h
           Level - empty               50 km/h         35 km/h
           Uphill - loaded          Truck limits*      15 km/h
           Uphill - empty           Truck limits*      30 km/h
           Downhill - loaded           20 km/h         18 km/h
           Downhill - empty            20 km/h         20 km/h
         ---------------------------------------------------------------------
         Inefficiency Allowance
           Dump                         50 m
           Crusher                      50 m
         ---------------------------------------------------------------------



Table 4-12:    Haul Truck Equipment Productivities
--------------------------------------------------------------------------------------------------------------------
Year                        -1     1      2     3     4      5     6      7     8     9     10     11    12    13
====================================================================================================================
Average specific gravity   2,549 2,551  2,553 2,559 2,561  2,558 2,565  2,574 2,573 2,570  2,576 2,569  2,564 2,560
Effective productivity      318   333    288   345   336    320   291    170   251   252    237   216    189   180
(t/h)
--------------------------------------------------------------------------------------------------------------------


4.7.6    Mine Support Equipment

         The following complement of road construction and maintenance equipment will support the mine operations:

         o   two 160 kW class road graders to maintain mine site roads

         o one 300 kW track dozer for dump maintenance, drill site preparation, road building, ditching, bench repair, and shovel cleanup

         o two 425 kW track dozers for dump maintenance, drill site preparation, road building, ditching, bench repair, and shovel cleanup
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         o   one 2 m(3) excavator to assist in wall cleanup, ditching and maintenance of the water control system.


4.7.7    Ancillary Equipment

         The initial ancillary equipment fleet required for mining is shown in Table 4-13. Mechanics trucks and auxiliary mechanical equipment will be provided in the contract with the Caterpillar dealer.

         Table 4-13:    Ancillary Equipment Fleet
         -------------------------------------------------------------------
         Number       Description                              Capacity
         ===================================================================
               1      Fuel/lube truck                          20,000 L
               1      Blasting loader                             n/a
               1      Blasters' truck                             n/a
               1      Utility loader and tire manipulator         n/a
               4      Lighting plant                              n/a
               1      Flat-deck truck                             n/a
               1      Man bus                                 40+ person
               2      Small dump trucks                          20 t
               1      Drum vibrator                               n/a
               1      Water truck                                 n/a
               6      Pickup truck                               3/4 t
         -------------------------------------------------------------------


         The fuel/lube truck will service all tracked equipment in the field. The haulage trucks will be fuelled and lubed as required when running between the pit and the crusher.

         The supplier will deliver bulk explosives to the blastholes where the Mamut crews will load the detonators and boosters into the holes and tie in the shots, necessitating the equipment listed above.
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         The crew cab trucks will be used to transport mine workers between the mine dry and their equipment. The six other pickup trucks will be used by personnel in mine management, engineering, geology, survey, and grade control.


4.7.8    Equipment Purchases

         Mamut's purchase schedule for the production equipment is shown in Table 4-14.


         Table 4-14:     Production Equipment Purchase Schedule
         -----------------------------------------------------------------------------------------------------
                               Year  -1    1    2    3    4     5    6    7*   8*   9*   10*   11   12   13
         =====================================================================================================
         Blasthole drill             1     -    -    -    -     -    -    -    -     -    -    -    -     -
         Wheel loader                2     -    -    -    -     -    -    -    -     -    1    -    -     -
         Haulage truck               8     -    -    -    -     -    -    -    -     2    4    -    -     -
         Track dozer                 2     -    -    -    -     -    -    -    1     1    -    -    -     -
         Motor grader                2     -    -    -    -     -    -    1    1     -    -    -    -     -
         Excavator                   1     -    -    -    -     -    -    -    -     -    -    -    -     -
         -----------------------------------------------------------------------------------------------------
          * Replacement unit


4.7.9    Fuel Storage

         Estimated diesel fuel consumption for the mine equipment is shown in Table 4-15. The fuel storage area is the responsibility of the mining contractor.


         Table 4-15:    Estimated Annual Diesel Consumption (L x `000)
         -----------------------------------------------------------------------------------------------------
             Year  -1     1      2     3      4      5     6      7     8      9     10    11     12     13
         =====================================================================================================
         Fuel     6,278 6,764  5,776 5,596  5,017  5,051 5,317  5,104 5,497  5,774 5,731  5,431 5,823   758
         -----------------------------------------------------------------------------------------------------


4.8      Drilling, Blasting, and Explosives

         The primary blasthole drills will be diesel-powered rigs capable of drilling 203 mm diameter holes. Drilling requirements were calculated for mill feed and waste. No pre-shear

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         blasting will be done, as a buffer row followed by mechanical wall cleanup is expected to yield better wall stability in these rock conditions.

         Blasting operations will be affected by several factors, including wall control, groundwater, and heavy rainfall. The dewatering scheme incorporated into the mine plan anticipates that both surface ditching and sumps will be used to remove water ahead of mining in each area.

         A number of modified operating procedures will be implemented during the rainy season. These could include minimizing the sleep time for loaded holes; ensuring that cuttings are mounded around the hole collars after loading to prevent water infiltration; and timing the blasting shots during the drier part of the day. These procedural changes would have limited or no impact on operating costs or number of personnel and thus have not been considered in Mamut's budget pricing. Because of the presence of groundwater and anticipated accumulation of precipitation it was assumed that a 50/50 split of ANFO/emulsion would be used for the blasting.

         Blasting design and explosives consumption per hole are summarized in Table 4-16.

         Table 4-16:    Blasting Calculations
         ---------------------------------------------------------------------
         Parameter                            Unit        Waste     Mill Feed
         =====================================================================
         Blasthole Diameter                   (mm)          203          203
         ---------------------------------------------------------------------
         Blasting Design
         Bench height                         (m)            12           12
         Subdrill                             (m)           1.4          1.4
         Depth                                (m)          13.4         13.4
         Burden                               (m)           8.0          8.0
         Spacing                              (m)          10.0         10.0
         Drill factor                      (bcm/hole)       857          857
         ---------------------------------------------------------------------
         Explosives
         Stemming                             (m)           3.5          3.5
         Explosive column length              (m)            10           10
         Explosive column mix
         ANFO                                 (%)            50           50
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         Emulsion                             (%)            50           50
         ---------------------------------------------------------------------
         Total Blasting Agent per Hole        (kg)          151          151
         ---------------------------------------------------------------------
         Total Unit Consumption             (kg/bcm)      0.391        0.391
         ---------------------------------------------------------------------


         The mining contractor will have the responsibility for operating the explosives plant, ANFO/Emulsion trucks and the delivery and placement of explosives in the blast holes. The blast crew will also place the detonators and boosters and tie in the patterns.

         The explosives storage facility/magazine will be located approximately 500 m east of the ultimate pit rim south of the plant haul road.


4.9      Waste Dump Design

         The waste dump design is described in more detail in AMEC's waste dump design report in Appendix B. The waste dump must be constructed to contain both saprolite and waste rock stripped from pit development. The mine schedule indicates that up to half of the waste material could be saprolite, although this volume also includes the highly weathered, but more competent saprolite rock. The mine schedule also includes inferred waste. It has been assumed that approximately one third of the total saprolite tonnage indicated in the Table 4-17 is competent saprolitic rock. A combined overall dry density of 2 t/m(3) has been assumed for the materials.


Table 4-17:    Mine Waste Schedule
--------------------------------------------------------------------------------------------------------------------
Year       Waste -         Waste -       Waste -      Total       Waste -        Waste -       Waste -      Total
          Saprolite       Sulphide       Inferred                Saprolite      Sulphide       Inferred
             (t)             (t)           (t)         (t)        (m(3))         (m(3))         (m(3))     (m(3))
====================================================================================================================
Year -1    9,859,990     3,908,009        407,367   14,175,367   3,286,663      3,597,336       203,684   7,087,683
Year 1     9,457,305     4,170,691        716,448   14,344,443   3,152,435      3,661,563       358,224   7,172,222
Year 2     4,322,909     2,315,119        842,225    7,480,252   1,440,970      1,878,044       421,112   3,740,126
Year 3     3,247,706     3,351,567        533,051    7,132,324   1,082,569      2,217,068       266,526   3,566,162
Year 4     2,376,511     3,208,883        387,902    5,973,295     792,170      2,000,526       193,951   2,986,648
Year 5     2,663,302     2,803,991        436,198    5,903,491     887,767      1,845,879       218,099   2,951,746
Year 6     1,706,029     3,430,527        769,786    5,906,342     568,676      1,999,602       384,893   2,953,171
Year 7       442,642     5,052,720        412,686    5,908,048     147,547      2,600,134       206,343   2,954,024
Year 8       552,803     4,556,202        800,978    5,909,983     184,268      2,370,235       400,489   2,954,991
--------------------------------------------------------------------------------------------------------------------

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
--------------------------------------------------------------------------------------------------------------------
Year 9       999,174     4,096,813        780,746    5,876,733     333,058      2,214,935       390,373   2,938,366
Year 10      175,088     4,057,600      1,665,392    5,898,080      58,363      2,057,981       832,696   2,949,040
Year 11            0     2,233,444      1,578,189    3,811,633           0      1,116,722       789,095   1,905,817
Year 12            0     2,178,355        450,360    2,628,715           0      1,089,177       225,180   1,314,358
Year 13            0       208,698         14,148      222,846           0        104,349         7,074     111,423
--------------------------------------------------------------------------------------------------------------------


         There is little information known about the foundation conditions at the waste dump site. Saprolite and saprolitic rock vary in depth throughout the area. Mapping information suggests that reasonably competent rock exists in the creek bottoms, but saprolite is expected to dominate the dump foundations. A streambed walk-through indicated that there is a colluvium layer overlying saprolite, which is underlain by weathered rock.

         The saprolite characteristics have been estimated from published information. There could be considerable variations from these estimated values, which may be non-conservative. A summary of some of the key observations in each of the papers reviewed is contained in AMEC's report, in Appendix B. A summary of these key characteristics is presented below:

         o   engineering properties are influenced by the rock type

         o contains micro and macro voids which influence strength and permeability

         o relict structure will affect directional shear strength (may be important in foundation)

         o excavation and compaction tend to break down particles and change gradational, index and compaction properties

         o most in situ saprolites behave like an overconsolidated soil; loads increased beyond a threshold stress will result in increased compressibility and settlement

         o pore pressures are usually low due to high void ratios resulting in moderately high permeability; pore pressure reduction under high load are generally rapid

         o   small scale strength tests may over estimate shear strength

         o   engineering properties will vary greatly over short distance

         o drying and wetting of saprolite will change the compaction and index properties.
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         Assumptions regarding construction of the dump included the following:

         o The dump will be segmented, with the upper one third of the dump volume consisting of saprolite, saprolitic rock and highly weathered rock, and the lower two thirds of the dump consisting of the majority of broken, but competent waste rock from the pit excavation.

         o Diversions will be constructed upslope of the dump to divert surface runoff.

         o Flow thru drains will be incorporated into the dump design. The drains will be constructed using competent clean rock fill waste from the open pit. The drains will be placed in lifts in the natural drainage valleys within the dump footprint. These will assist in draining the dump and will provide drainage for seepage water and unintercepted surface flow along the existing stream channels.

         o The foundations below the competent waste rock are expected to be stripped of all organic materials, loose soils, and saprolite. Construction of the dump will consist of phased stripping and excavating down to a sound foundation within the footprint of the waste rock area. Only a limited amount of stripping should be completed in advance of dump placement as to not expose the foundation to precipitation and traffic. It has been assumed that the portion of the dump beneath the saprolite will not be stripped.

         o The saprolite and saprolitic rock is assumed to be placed in engineered lifts and compacted. No foundation preparation is anticipated; however, clearing of trees and shrubs should be completed.

         o Saprolite and competent waste will be placed starting at the interface between the two materials. The dump material would be placed working upslope with the saprolite and downs slope with rock from the interface. The dump should be constructed using horizontal lifts across the small valleys previously infilled with clean competent waste (flow thru drains). The stability analyses provide some guidelines for limiting heights and widths to maintain stability during the different years of operation.

         o Minimum height lifts are expected to be placed over the foundation, and, depending upon response, the lift heights will then be adjusted. Bottom up

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             construction will be necessary for the saprolite portion of the dump. The basic premise is to place and compact a minimal height of saprolite, then start building the waste rock berm downstream - similar, to how a dam would be constructed. The saprolite will be retained by the waste rock, which will act as a stabilizing berm.

         Construction sequencing for the waste dump will consist of the following:

         o Identification of a hard/competent rock borrow source for the flow through drains and road surfacing in saprolite.

         o Construction of the flow through drains in down slope lifts along the valley bottoms.

         o Stripping of organics and soft soil from the foundation of the competent waste rock dump. Organics and poor saprolite to be placed in alternating lifts with competent saprolite within the saprolite dump area, (i.e, one horizontal lift of competent saprolite across the dump lift, the next lift upslope should comprise of a 2:1 ratio of competent saprolite to organic waste, again to be placed the width of the dump. The next upslope lift will comprise of competent saprolite only, etc.).

         o Placement of saprolite in 0.5 m high compacted lifts within the saprolite dump footprint. Use the observational approach to determine optimal lift heights.

         o Sequenced placement of the competent rock below the saprolite toe is required for buttressing and overall stability of the dump. The saprolite foundation should be stripped immediately prior to waste placement. The extent of exposure will need to be determined in the field using the observational approach.

         Dump construction for the saprolite will commence at the
         saprolite/competent rock interface and work up slope, while the competent rock dump area should work down slope as clearing of the foundation has been completed. The bottom edge of the cleared foundation should be free draining.
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4.10     Mine Water Management

4.10.1   Pit Slope Depressurization

         It is assumed that horizontal depressurization wells be installed to achieve the design wall angles. An estimate of the required drilling has been made and an allowance for materials has been included over the mine life. In addition to this, a tank drill with approximately 2,784 h/a with a 2-person drilling/dewatering crew was included.


4.10.2   Open Pit Dewatering

         Water inflows to the open pit will be from two sources, groundwater, and precipitation. There are indications of artesian conditions in the north wall. The horizontal depressurization holes will reduce groundwater flow into the pit.

         The precipitation component of the mine dewatering was estimated by AMEC based on the drainage capture area for the pit and the hydrology. Precipitation is expected to be heavy throughout the year. The pumping system will be composed of several diesel powered sump pumps and poly pipe. The system will be moved down the ramp system as the pit deepens. Sumps will be used to collect precipitation and groundwater at the lowest point in the pit for pumping to the sumps below the waste dump. The three-phase, or multiple push-back mining will be beneficial in this heavy precipitation climate. In the event that a deeper phase is temporarily abandoned due to excessive water on the pit floor, another mining phase will be able to sustain mill feed.


4.11     Risks and Opportunities

         The feasibility study is based on a set of assumptions or design bases, which are the product of calculations and experience. In the course of developing a base case mine development plan, a number of optimization options present themselves. An understanding of the impact (cost and benefit) of these options will be pursued in the post-appropriation design phase of the project. The potential optimization opportunities to be pursued include:
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         o   The five geological types (Leached, Mixed, Enriched, Mineralized and Waste) were amalgamated into a combined block model. This allows for an estimate of dilution, as the block ore grade is a weighted-average of all the geological components. If typical blast-hole sampling of 12-m (bench height) composites is used for grade control, this should reflect the estimated grades, which will be achieved in mining. The risks involved in this are that the current models are optimistic in the estimate of thickness of the high-grade enriched ore zone, resulting in an overestimation of metal, particularly in the critical first two years. There are opportunities to improve the mill feed grade by:

             - Implementing a program that uses dozers to push off the leached and mixed rock and mine it as waste, and expose the enriched material for mill feed. This sorting would require face monitoring by geologists, combined with a more accurate blast-hole sampling program. It may be difficult to sort these rock types visually, but this could be examined as an alternative.

             - Careful field mapping of the waste dykes which can then be mined as waste, and will not dilute the mineralized mill feed along the contact with the dyke. It may be possible to map this waste/mineralized contact visually.

         o The final schedule includes 9,794,000 t of Inferred resources in the waste. This material represents potential mill feed if the classification can be successfully upgraded from Inferred to Indicated with further exploration drilling. There is no indication of what portions could be upgraded, or if the economics of upgrading this material are positive, and therefore would require further study.

         o A better estimate of overburden or saprolite should be established and a solid produced for use in further pit design work. The saprolite will require a flatter slope and wider berms, and will add waste tonnes to the current design. The new overburden solid would allow this flatter development to only occur in the poor saprolite.

         o Further geotechnical investigation should be done to refine the slope design. Any steepening of the slope will have benefits to the overall operation.

         o Evaluate the impact on highwall stability of utilizing small, closer spaced blast holes with less concussive effect (lower powder per delay). If the highwall can be

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             steepened by a few degrees using more controlled blasting methods the total waste moved may be reduced.

         o Review the impact of the lower operating costs and resulting increase of in-pit contained marginal material on the project economics.

         o Review the waste dump sequencing to allow waste from the upper benches to be hauled to an adjacent, out-of-pit waste dump immediately to the east of the pit. This dump will reduce the haulage distance for the upper benches and increase the operational safety of the mine.

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5.0      METALLURGY AND PROCESS DESIGN

5.1      Metallurgical Testwork

5.1.1    Summary

         A significant amount of metallurgical testwork has been undertaken on mineralized samples from the Mirador porphyry copper deposit since 2001. SGS Lakefield Research (Lakefield), in Lakefield, Ontario carried out the main program of feasibility testing between December 2003 and September 2004. The groups responsible historically for the metallurgical testing aspects of the project are summarized below.

         Geomet S.A., Santiago, Chile (May 2001)

         o   scoping batch rougher tests.


         Resource Development Inc. (RDI), Co, USA (May 2002)

         o   scoping batch rougher tests.


         Sumitomo Metal Mining Co, Limited, Japan (Jul 2003)

         o   scoping batch rougher and cleaner tests

         o   concentrate chemical and mineralogical analysis

         o   composite bond ball work index (BWI).


         SGS Lakefield Research Limited, Lakefield, Ontario, Canada (Dec 2003 - Sept 2004)

         o feasibility bench-scale flotation test program (batch and locked cycle flowsheet development and locked cycle variability testing)

         o comminution testing (BWI, RWI, CWI, Ai and JK and SMC drop-weight testing) and modelling (JKSimMet)

         o   QEM*SEM characterization of composite samples for variability testing
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         o   concentrate characterization and dewatering.


         G&T Metallurgical Services Limited, Kamloops, BC, Canada (Apr - Sept
         2004)

         o   supporting bench-scale flotation testwork

         o   mineralogical modal analysis.


         MinnovEx Technologies Inc, Toronto, Ontario, Canada (Jul 2004)

         o   comminution testing (SPI) and modelling (CEET).

         In 2001 Geomet S.A. conducted a scoping rougher flotation test, on behalf of Billiton Chile, on an unidentified sample (Muestra 2) from Mirador.

         In April 2002, Resource Development Inc. (RDI) conducted three batch rougher flotation tests also on unidentified samples.

         In June 2003, Sumitomo Metal Mining Co., Ltd (Sumitomo) conducted an independent scoping level metallurgical program on five selected drill core samples. This testing included batch rougher and cleaner flotation, mineralogical and chemical analysis of concentrates, and a bond work index determination. The liberation characteristics of the ore were also investigated. AMEC reviewed this work and found it to be done to industry standard.

         Overall, the results of the Geomet, RDI, and Sumitomo testwork showed the samples tested had relatively simple metallurgy and favourable commercial concentration potential. The subsequent follow-up feasibility work by Lakefield on 3,000 kg of split diamond drill core from eighteen drill holes across the ore body, and at various depths, has confirmed their conclusions.

         The feasibility metallurgical testwork carried out by Lakefield was done under the direction of AMEC. Lakefield also provided samples to MinnovEx and G&T Metallurgical Services (G&T) to conduct SPI grindability testwork, and mineralogical and flotation quality control testwork respectively. Lakefield and MinnovEx also

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         conducted grinding circuit evaluations using their JKSimMet and
         Comminution Economic Evaluation Tool (CEET) simulation models respectively.

         Lakefield's testing was conducted in two main phases; the reports Flowsheet Development (December 2004 to March 2004), Report No.1, and Mapping and Recovery Variability (April to September 2004), Report No.2., are included in Appendix C:

         Four master composites were produced from the core samples for an initial flowsheet and design criteria development program. This indicated the mill flow sheet for Mirador will be a conventional copper-gold porphyry flowsheet, with relatively coarse primary SAG and ball mill grinding to about 150 um followed by copper rougher flotation, concentrate regrind to 30 um, and cleaner flotation and dewatering. Metallurgical testing and mineralogical quantitative modal liberation analysis, conducted by G&T, supported the selection of the primary grind and regrind parameters.

         A recovery and mineralogical variability mapping program completed during the third quarter of 2004 subsequently confirmed that the metallurgy and mineralogy of the ore body is quite simple and homogenous, and the samples tested responded consistently well to the conventional flowsheet and reagent scheme selected. Over 44 variability sub-composite samples were produced from seventeen drill holes and tested by hole and depth. Each sample was subjected to chemical and QemSCAN (Quantitative Evaluation of Mineralogy by Scanning Electron Microscopy) mineralogical analysis, grindability testing, and locked cycle flotation. Locked cycle concentrates were subjected to chemical, pyroforicity, and dewatering testing.

         Chemical analysis of the head samples indicated a range of copper grades from 0.20% to 1.07%, with average overall grade of 0.67%. Gold grades ranged from 0.05 g/t to 0.43 g/t with an average value of 0.22 g/t.

         Concentrates produced are predicted to average 29.2% Cu at a recovery of 91%. The average gold grade and recovery was 5.2 g/t and 47.2%, respectively. A gold behaviour model developed from the flotation test data suggests gold tracks chalcopyrite, pyrite, and gangue, with near equal weighting throughout the process.

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         There is good reconciliation between the test gold recovery data and that predicted by quantitative mineralogy.

         Chemical analysis of the individual locked cycle concentrate products indicated that no significant deleterious penalty element impurities were present and this is in good agreement with mineralogical mapping. Concentrate thickening and filtration testwork was conducted. The concentrates settled rapidly and no dewatering problems were identified. Pyroforicity results indicated the concentrate is not expected to be self-heating.

         Grindability tests were conducted on the sub-composite intervals of core from individual drill holes. Two dedicated whole core geotechnical and comminution holes were also drilled and used for additional grinding testwork, including Bond Work and Abrasion Indices, JK drop-weight and MinnovEx SPI testing.

         Most of the ore in the pit falls geologically in an alteration zone of intense gypsum depletion. This is indicated by low RQD data and poor rock quality observed in drill core boxes. Comparative Bond low energy impact (CWI) and drop-weight test data also indicates the +150 mm ore lumps will break relatively easily at low-energy, but that the resulting reduction may be small. On this basis, it is reasonable to assume the SAG mill feed granulometry will be relatively finer than the copper porphyry industry average.

         JK and SPI testing data ranked the samples in the medium range of resistance to impact breakage for SAG milling. The ore exhibits low to moderate abrasivity. The average Bond ball mill work index is about
         14.5 kWh/t and ranks the ore in hardness to ball milling as moderately soft relative to other copper porphyry ores in Lakefield's industry database and with relatively low variability. The JKTech drop weight and SPI test SAG mill parameters, and ball mill work indices, were used in JKSimMet and CEET simulation software models to confirm the grinding circuit design basis, and there was good agreement between both approaches.
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5.1.2    Ore Description

         The Zamora batholith, which hosts the known porphyry mineralization of the region, forms the wall rocks of the Mirador porphyry system.

         Within the mineralized zone, the intrusion comprises mainly granodiorite, with some leucogranite dykes along the west and southwest margins. The core of the intrusion is characterized by a circular area of breccia composed of clasts of the host porphyry and granite, and early mineral quartz-stockwork fragments. Copper grades within the breccia range from very weak to slightly below average for the deposit, depending on the amount of mineralized rock incorporated.

         An early, hornblende-feldspar porphyry also intrudes the Zamora rocks as north-south discontinuous dykes. These dykes, ranging in age from syn- to post-copper mineralization, are more numerous and thickest along the southeast and northwest margins of the mineralization. Post-mineralization, hydrothermal breccia dykes are associated with the porphyry dykes and are more dominant along the southeast margin of the mineralization. In the mine plan, post-mineralized dykes are treated as domains of unmineralized waste material.

         The copper and gold mineralization encountered at the Mirador deposit display many of the characteristics of calc-alkaline type porphyry copper systems. Mineralogically, the ore is quite simple. Copper is hosted predominantly, as chalcopyrite. Minor amounts of secondary copper mineralization occur, mainly as an overlying blanket zone of weakly developed supergene enrichment, of about 0 m to 22 m thickness, beneath a superficial leach cap. The leached material is not considered ore.

         Mineralization at Mirador can be divided into early molybdenum, early copper +/- gold, and late copper-gold stages. Molybdenum is associated with early quartz veining. Both copper-gold events are sulphide dominated. Chalcopyrite occurs as mainly irregular masses between clasts in the early breccia (with some disseminated) and as fine disseminations in a halo zone around the breccia within the Zamora granite. The syn- to post-mineral porphyry dykes are variably and weakly mineralized by the late copper-gold disseminations and sparse sulphide veins.
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         Silicates are predominantly quartz, feldspars and micas, the three groups constituting 95.4% of the non-sulphide gangue, while clays (2.1%) and carbonates (1%) comprise the remainder.

         Chalcopyrite occurs as mainly irregular masses between clasts in the early breccia and as fine disseminations in a halo zone around the breccia within the Zamora granite. The chalcopyrite grain size is quite consistent, averaging about 40 um. The secondary copper mineral grain size is finer, averaging about 19 um. Pyrite occurs widely throughout the deposit, but at quite low levels, and the pyrite to chalcopyrite ratio, at about 3:1 is not at a problematic level. Pyrite is much coarser, averaging 98 um.

         A late stage series of 1 cm to 2 cm quartz sulphide stingers transect the project. They are subvertically emplaced but their strike is unknown. These veinlets are sulphide rich and have elevated gold and zinc values.

         The porphyry and the granite were impregnated with anhydrite stringers during the chalcopyrite-mineralizing phase. Meteoric fluids percolated down from the surface and hydrated the anhydrite. The hydration of anhydrite created gypsum and a corresponding 50% volume increase that shattered the rock. Gypsum is soluble and has leached from the rock leaving weakly cemented to open fractures. RQD values measured from core also indicate that rock quality is very low, the average being
         38. The poor rock quality migrated downward in the deposit area as a hydration front. The base of this front corresponds approximately to the pit bottom in the mine plan and consequently rock quality is pervasively low throughout the deposit. Away from the hydration front, and below the base of the pit, the porphyry and the granite are less fractured and the anhydrite fracture filling is unaltered and the rock becomes more competent.

         The Mirador porphyry system exhibits well-defined alteration zoning, with a large (approximately 4 km(2)), quartz-sericite alteration zone covering a large part of the wall rock and quartz diorite porphyry. This alteration has overprinted a potassic alteration whose remnants are small secondary biotite nuclei mainly in the quartz monzonite.
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         In geological structure the nugget effects, or random variation components of spatial variation for copper and gold, tend to be moderate. Copper variograms were modelled as 10% of the total variability and gold variograms accounted for 19% of the variability. This is also supported by the metallurgical mapping program, which in addition to showing the mineralogy was somewhat homogeneous, also indicated reasonable grade continuity with relatively low variation between samples.


5.1.3    Metallurgical Samples

            Sample Origin

         Exploration work on the Mirador Project to date has included the completion of 24,350 m of core drilling in 91 diamond drill holes arranged in a grid on approximately 75 m to 100 m centres. Most drill holes at Mirador were drilled vertically using standard core tubes at sizes of NTVV (5.2 cm 0) and TVV (4.8 cm 0).

         A preliminary review of the drill hole data, in sections and in plans, showed relatively good geologic and grade continuity across the deposit. Copper grades had a relatively uniform distribution with few extreme grades. Gold grades were more variable and generally decline with depth. Subsequent resource modelling by AMEC has confirmed this conclusion.

         In late 2003 and early 2004 a total of about 3,000 kg of split diamond drill core were collected from 20 drill holes (about 22% of all the drill holes) and shipped to SGS Lakefield Research (Lakefield) in Lakefield Ontario, for feasibility metallurgical testing. The author completed a site visit to the Mirador Project between the 10th and 19th of November 2003 to develop and supervise the metallurgical sampling program. In addition, two whole core metallurgical holes were drilled and collected specifically for comminution and geotechnical testwork.

         The resources are reported to a depth of 850 m elevation, which is approximately 500 m below the surface. Preliminary open pit planning work, conducted as part of an ongoing feasibility study, showed potential open pit bottoms to be around 1000 m elevation, 150 m above the deepest interpolated grade blocks. The entire length of all twenty drill holes used in metallurgical testing below the leached rock cap and above
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         the pit bottom was sampled. No leached rock type was included the samples as this is regarded as waste in the mine plan. It was also demonstrated that post mineral dykes could be treated as separate domains, representing unmineralized material and these were also treated as waste. Therefore, dyke material was not included in the metallurgical program. This should be reviewed if a larger scale pit operation and higher bench heights are evaluated in the future resulting in less selective mining. However, the volume of potential dyke dilution material in the deposit appears relatively low (<10%) compared to the overall resource.

         A plan of the metallurgical holes sampled is presented in Figure 5-1. Overall, AMEC believe this represents a reasonable spatial distribution of the ore types and expected metallurgy across the deposit.

         Split-core samples from eighteen holes were delivered to Lakefield. These holes are summarized in Table 5-1 and were selected to represent a good cross-section of the granodiorite and breccia zones in the ore body.

         Table 5-1:    Metallurgical Drill Holes
         --------------------------------------------
         Granodiorite                     Breccia
         ============================================
         M06                                M42
         M44                                M52
         M46                                M69
         M49                                M70
         M55                                M20
         M59                                M68
         M60                                M12
         M49                                M27
         M51                                M33
         --------------------------------------------


         Two dedicated whole core geotechnical and comminution holes (M85 and M86) were also drilled and used for additional grinding testwork.

         Within the zone of supergene-copper enrichment the sample length was two meters. Sample lengths through the zone of primary mineralization are three meters. The

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         individual hole sample intervals were combined into composite samples according to the rock type (granodiorite and breccia) and ore type corresponding to depth; near surface enriched supergene (0 m to 22 m), top (mixed chalcocite 15% and primary chalcopyrite), and middle and bottom (both dominantly primary sulphide chalcopyrite).

         Initial Evaluation of Rejects

         An initial evaluation of the potential use of assay rejects for metallurgical testwork was done. Four separate composites were prepared with assay rejects and core from the same holes and intervals in order to evaluate the relative metallurgical responses. Comparisons of the flotation results are presented in Figure 5-2. In all four cases, the assay laboratory rejects responded relatively poorly to flotation, and reject copper recoveries were about 2 and 15% lower than those on freshly crushed drill core. Further, reagent (most notably lime) consumption was much higher for the assay laboratory rejects. This indicated that the reject samples had been compromised due to oxidation of the finely ground material. Based on these results, the assay rejects were deemed not suitable for use in the flotation program. All further testwork was conducted on core. Intermediate stockpiling of lower grade ore for future treatment is not considered in the current mine plan. If this is evaluated in the future the potential impact of oxidation effects on recoveries of this material should be considered.
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         Figure 5-1:  Metallurgical Drill Hole Collar Location and Pit
                      Outline Plan


         [Graphic Omitted]



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         Figure 5-2:   Cu Grade vs. Recovery from Flotation of Drill Core and
                       Assay Rejects


         [Graphic Omitted]



         Sample Preparation

         Full details of the sample preparation and protocols are provided in Lakefield's reports. A flowchart summarizing the sample preparation procedure is presented in Figure 5-3.

         Eighteen split-core drill holes and two whole core hole intervals were delivered to Lakefield for metallurgical and grind testing respectively.

         The metallurgical samples were subdivided into 44 variability composites for the mapping variability program as detailed in Table 5-2. Each variability composite contained samples from a single hole. The samples comprising each Variability Composite (VC) were crushed to -3/4" and blended. A 2 kg to 3 kg sample was split out
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         from each VC for SAG Power Index (SPI) testing at MinnovEx. In addition, coarse particles were removed for SAG Mill Comminution (SMC) drop weight testing with the test reject and any unused sample being returned to the blended composite. Each composite was then crushed to 100% passing 6 mesh. A specified weight from each VC was split out to form the Super Composites, as detailed in Table 5-3. Where enough VC sample remained, an additional 8 kg sample was cut for Bond Ball Work Index testing. The remaining samples were bagged and freezer-stored.


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         Figure 5-3:  Sample Preparation Flowchart



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         [Sample Preparation Flowchart - Graphic Omitted]


Table 5-2:    Metallurgical Variability Composites
--------------------------------------------------------------------------------------------------------------------
                                                                   Hole Depth (m)     (kg)     Core assays
                                                                  ----------------
Ore Type/Depth            Zone           Composite     Drill hole   From      To     Weight      Au, ppm     Cu, %
====================================================================================================================
Surface               granodiorite          VC2           M06         8       42      33.2        0.21        0.82
Supergene                breccia           VC18           M42        22       51     30.89        0.31        0.70
                         breccia           VC29           M52        16       51     33.73        0.16        0.83
                         breccia       Surface Comp       M69         0       23     34.00        0.17        0.56
                         breccia                          M70         0       26
--------------------------------------------------------------------------------------------------------------------
Shallow               granodiorite          VC3           M06        42       66     31.25        0.17        0.50
Mixed                    breccia            VC8           M20        19       71     55.155       0.39        0.67
                         breccia           VC19           M42        51       78     30.28        0.20        0.68
                      granodiorite         VC22           M44        36       91     33.80        0.32        0.69
                      granodiorite         VC23           M46        39       111    38.46        0.25        0.71
                      granodiorite         VC24           M49        45       150    29.37        0.29        0.84
                         breccia           VC30           M52        51       102    36.00        0.23        0.68
                      granodiorite         VC33           M55        33       85     33.52        0.30        0.70
                      granodiorite         VC36           M59        48       109    34.57        0.24        1.02
                      granodiorite         VC40           M60        66       131    39.85        0.28        1.03
                         breccia           VC44           M68         0       102    33.00        0.16        0.61
                         breccia           VC47           M69        23       101    26.00        0.21        0.56
                         breccia           VC50           M70        26       97     24.00        0.15        0.54
--------------------------------------------------------------------------------------------------------------------
Mid                   granodiorite          VC4           M06        66       111    28.63        0.23        0.65
Primary                  breccia            VC5           M12        38       115    42.54        0.19        0.67
                         breccia            VC6           M12        115      211    61.75        0.27        0.66
                         breccia            VC9           M27        124      205    30.05        0.21        0.76
                         breccia           VC11           M33        113      164    31.08        0.21        0.65
                         breccia           VC12           M33        164      212    31.01        0.18        0.66
                         breccia          VC20/21         M42        78       156    86.35        0.11        0.36
                      granodiorite         VC25           M49        150      234    29.78        0.32        0.93
                      granodiorite         VC27           M51        64       163    43.29        0.40        0.95
                         breccia           VC31           M52        102      159    37.18        0.16        0.63
                      granodiorite         VC34           M55        85       136    33.96        0.25        0.62
                      granodiorite         VC35           M55        136      181    32.02        0.22        0.67
                      granodiorite         VC37           M59        109      172    33.68        0.28        0.97
                      granodiorite         VC41           M60        131      191    27.93        0.24        0.74
                         breccia           VC45           M68        102      198    32.00        0.16        0.44
                         breccia           VC48           M69        101      176    25.00        0.14        0.60
                         breccia           VC51           M70        97       170    24.00        0.09        0.22
--------------------------------------------------------------------------------------------------------------------
Deep                     breccia           VC10           M27        205      271    25.79        0.13        0.86
Primary                  breccia           VC13           M33        212      275    40.36        0.19        0.64
                      granodiorite         VC26           M49        234      324    36.61        0.19        0.62
                      granodiorite         VC28           M51        163      274    52.85        0.39        0.83
                         breccia           VC32           M52        159      228    41.74        0.13        0.60
                      granodiorite        VC38/39         M59        172      301    69.30        0.14        0.79
                      granodiorite        VC42/43         M60        191      311    63.30        0.18        0.70
                         breccia           VC46           M68        198      315    39.00        0.15        0.60
                         breccia           VC49           M69        176      269    34.00        0.15        0.69
                         breccia           VC52           M70        170      249    24.00        0.06        0.19
--------------------------------------------------------------------------------------------------------------------

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
--------------------------------------------------------------------------------------------------------------------
Ave.                        -                -             -          -        -       -          0.21        0.68
Max.                        -                -             -          -        -       -          0.40        1.03
Min.                        -                -             -          -        -       -          0.06        0.19
SD                          -                -             -          -        -       -          0.08        0.18
--------------------------------------------------------------------------------------------------------------------


        The samples set aside for the Super Composites (SC) were blended to form the four composites used for the initial flowsheet development program. Each SC was crushed to 100% passing 10 mesh and rotary split into 2 kg charges and a reject fraction.

        The two whole core grindability holes were combined into 20 m intervals.


        Table 5-3:    Metallurgical Super Composites
        ------------------------------------------------------------------------
        Super Composite     Ore Type/              Variability       VC Weight
                             Location              Composite            (kg)
        =======================================================================
        SC-1                  Breccia                  VC8                15
                              Top                      VC29               3
                                                       VC30               10
                                                       VC9                17
                                                       VC11               5
        -----------------------------------------------------------------------
        SC-2                  Granodiorite              -                 -
                              Top                      VC2                7
                                                       VC3                2
                                                       VC22               15
                                                       VC33               10
                                                       VC4                5
                                                       VC34               11
        -----------------------------------------------------------------------
        SC-3                  Breccia                   -                 -
                              Deep                     VC12               5
                                                       VC31               5
                                                       VC32               16
                                                       VC10               13
                                                       VC13               11
        -----------------------------------------------------------------------
        SC-4                  Granodiorite              -                 -
                              Deep                     VC24               15
                                                       VC25               15
                                                       VC35               8
                                                       VC26               15
        -----------------------------------------------------------------------

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         Quality Control

         A replicate assay quality control programme was conducted as an ongoing evaluation of the assay data obtained during this project. The results are plotted in Figure 5-4 below. The replicate assay programme, determining to deviation in assay due to procedural variances in the laboratory, shows excellent assay repeatability. Relative assay deviations are typically 1% to 3%. Typical variability in these programmes on copper porphyry ores are 3% to 4%.


         Figure 5-4: Results from Replicate Assay QC Programme


         [Graphics Omitted]


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5.1.4    Sample Characterization

         Chemical Analysis

         Chemical analysis was conducted on the head samples from each of the SC and VC samples. Table 5-4 summarizes the results of this analysis.

         In general, silver and molybdenum grades are low and no significant concentrate penalty elements were identified. Super composite grades are in reasonable agreement with the average mine grade. Generally low cyanide soluble copper levels indicate dominant primary copper speciation and this is consistent with the observed mineralogy.

         Rock Analysis

         Whole rock analysis of the SC samples is shown in Table 5-5. The composition is consistent with the granodioritic nature of the mineralized rock.

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
Table 5-4:    Chemical Analysis of SC and VC Samples
--------------------------------------------------------------------------------------------------------------------
                                            Super Composite No.                     Variability Composites
                                 ------------------------------------------ ----------------------------------------
Method/Element                     SC 1       SC 2      SC 3       SC 4        Ave.      Max.       Min.      SD
====================================================================================================================
Fire Assay, g/t
              Au                   0.28       0.32      0.18       0.30        0.22      0.43       0.05     0.08
              Au, replicate2         -         -          -        0.25         -          -         -         -
              Au, replicate3         -         -          -        0.22         -          -         -         -
              Ag                    1.4      < 0.5      < 0.5      0.9          -          -         -         -
--------------------------------------------------------------------------------------------------------------------
XRF, %
              Cu                   0.76       0.64      0.64       0.72        0.67      1.07       0.20     0.17
              Cu, replicate2       0.71       0.67      0.63       0.77         -          -         -         -
              Cu, replicate3       0.70       0.68      0.57       0.68         -          -         -         -
              Cu, reassay            -         -        0.56        -           -          -         -         -
              Mo                   0.008     0.001      0.003     0.005         -          -         -         -
--------------------------------------------------------------------------------------------------------------------
Cu Sequential %
              H2SO4                  -         -          -         -          0.03      0.09       0.00     0.02
              NaCN                   -         -          -         -          0.08      0.33       0.01     0.07
              Aqua Regia             -         -          -         -          0.49      0.86       0.14     0.14
--------------------------------------------------------------------------------------------------------------------
Cold Vapour AA, g/t
              Hg                   < 0.3     < 0.3      < 0.3     < 0.3         -          -         -         -
--------------------------------------------------------------------------------------------------------------------
ICP, g/t
              Ag                     -         -          -         -           4         35         <2        7
              Al                  72,000     75,000    73,000     68,000      68,477    79,000     45,000    6,170
              As                   < 60       < 60      < 60       < 60         78        180        33       53
              Ba                   1,000     1,200      1,100     1,400        1159      2,700      750       331
              Be                   0.52       0.52      0.52       0.44         -        <0.50      0.3        -
              Bi                   < 20       < 20      < 20       < 20         88        160        24       68
              Ca                   7,400     6,100      7,000     4,200        6619     25,000      140      5,036
              Cd                    < 2       < 2        < 2       < 2          3          5         2         2
              Co                    19         11         9         16          12        21         8         3
              Cr                    72         82        15         19          38        83         6        19
              Cu                     -         -          -         -         6,259     10,000     1,600     1,640
              Fe                  46,000     33,000    30,000     39,000      36,773    58,000     17,000    8,781
              K                   40,000     38,000    43,000     47,000      38,227    54,000     26,000    5,976
              Li                   < 40       < 40      < 40       < 40         7          9         5         2
              Mg                   7,300     7,700      6,400     6,000       6,345      8,800     3,400     1,358
              Mn                    530       410        330       320         445       1,000       84       204
              Mo                     -         -          -         -           29        60         5        14
              Na                  13,000     9,700      8,200     4,100       8,036     20,000     1,200     5,020
              Ni                    262       < 20      < 20       < 20         46        180        21       44
              P                     430       310        340       310         356        600       140       99
              Pb                   < 40        42       < 40        41          90        300        23       73

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
              Sb                   < 20       < 20      < 20       < 20         48        59         37       11
              Se                   < 60       < 60      < 60       < 60        <30        <60       <30        -
              Sn                   < 40       < 40      < 40       < 40        <20        <40       <30        -
              Sr                    170       130        140       120         142        310        60       64
              Ti                   2,100     2,400      2,200     2,100       2,139      2,500     1,500      218
              Tl                   < 60       < 60      < 60       < 60        <30        <60       <30        -
              V                     100       110        120       100          99        130        67       16
              Y                     5.8       5.4        4.4       4.7          6         8.7       3.1        1
              Zn                    200       140        130       180         181        860        28       204
--------------------------------------------------------------------------------------------------------------------


           Table 5-5:    SC Whole Rock Analysis
           -----------------------------------------------
           Whole Rock           Super Composite No.
                           -------------------------------
           Analysis         SC 1    SC 2    SC 3   SC 4
           ===============================================
           SiO2 %           64.7    68.5    69.0   68.0
           Al2O3 %          13.9    14.2    13.8   12.8
           Fe2O3 %          6.26    4.62    4.29   5.05
           MgO %            1.22    1.32    1.12   1.00
           CaO %            0.96    0.78    0.89   0.50
           Na2O %           1.35    1.39    1.21   0.57
           K2O %            4.78    4.52    4.89   5.54
           TiO2 %           0.32    0.36    0.35   0.33
           P2O5 %           0.09    0.10    0.10   0.08
           MnO %            0.07    0.05    0.05   0.05
           Cr2O3 %         < 0.01  < 0.01   0.01  < 0.01
           V2O5 %           0.03    0.03    0.03   0.02
           LOI %            4.29    3.70    3.45   4.02
           Sum %            98.0    99.6    99.1   98.0
           -----------------------------------------------


         The mean modal content of the Mirador composites is shown in Figure 5-5. Silicates are predominantly quartz, feldspars and micas, the three groups constituting 95.4% of the non-sulphide gangue, while clays (2.1%) and carbonates (1%) comprise the remainder.
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         Figure 5-5: Mean Modal Composition of Mirador Ore


         [Graphic Omitted]



         Mineralogy

         The mineralogy of each super-composite was studied by G&T Metallurgical Services in Kamloops, using manual point-counting modal analysis. Speciation data from these studies are shown in Table 5-6 below. The details of this study are provided in G&T's report.


         Table 5-6:    Simplified Super-Composite Modal Analysis
         -----------------------------------------------------------------------
                   Chalcopyrite     Bornite   Chalcocite   Pyrite   Non-sulphide
                                                                      Gangue
         =======================================================================
         SC-1          1.74           0.01       0.09       5.92        92.24
         SC-2          1.58           0.00       0.13       5.71        92.57
         SC-3          1.96           0.01       0.01       6.44        91.58
         SC-4          1.84           0.00       0.07       6.59        91.50
         -----------------------------------------------------------------------

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         Considerable effort has gone into the characterization of the orebody variability using automated quantitative microscopy methods. Each of the Variability Composites were studied by QemSCAN (Quantitative Evaluation of Mineralogy by Scanning Electron Microscopy) analysis at Lakefield. This indicated the deposit is relatively simple and homogenous mineralogically.

         Copper is hosted dominantly as chalcopyrite, in a primary sulphide zone that is open at depth, with minor amounts of secondary copper enrichment mainly developed as a shallow 0 m to 20 m thick chalcocite blanket zone overlying the primary sulphide ore. Overall mineralogically, it is reasonable to expect the ore will respond well metallurgically to conventional copper porphyry flotation processing at moderate grinds and with acceptably good commercial copper recoveries and concentrate grades. This is consistent with the good metallurgical performance achieved in flotation variability testing.

         The variability of copper speciation with depth in the deposit is shown in Figure 5-6. On average more than 95% of the copper in the variability composites, is present as chalcopyrite.

         More than 5% of the copper was contained in secondary copper minerals, in roughly one-third of the surface and shallow-zone composites studied. Virtually none of the deeper zone composites (>80 m depth) contains more than 5% secondary copper.

         Grain size varies from composite to composite. An indication of this variation, and the mean grain size, is shown in Figure 5-7. Pyrite and quartz are the most coarse-grained components in the ore, although neither grain size approaches that of the optimum grind (K80 = 150 um). The chalcopyrite grain size is roughly one-third that of the optimum primary grind, indicating that extensive liberation is not required for good copper rougher recoveries.

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         Figure 5-6: Cu Mineral Speciation, % Cu as Secondary Minerals


         [Graphic Omitted]





         Figure 5-7: Constituent Mineral Grain Size Distributions


         [Graphic Omitted]


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         An analysis of the variation in copper grain size by lithology and depth within the deposit is shown in Figure 5-8. The average chalcopyrite grain size is 41 um and although it is marginally coarser in the breccia, it is largely uniform throughout the deposit


         Figure 5-8: Variation in Cu Mineral Grain Size with Lithology and Depth


         [Graphic Omitted]

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         [Figure 5-8 continued - Graphic Omitted]



         The secondary copper mineral grain size is moderately finer, averaging 17 um, and requires a finer regrind. Secondary mineral grain size appears to decline with depth. To avoid activating pyrite during finer regrinding the rougher flotation will be operated in a more selective mode to reject pyrite. As a result, the early production of copper from the secondary copper zone requires a higher rougher flotation pH and a finer regrind scheme, and sufficient flexibility has been incorporated in the design of the mill lime and regrind systems to accommodate this.

         Pyrite occurs widely throughout the deposit, but at relatively low levels, and the pyrite to chalcopyrite ratio, at about 3:1, is in the lower quartile of the industry, for porphyry deposits. Pyrite abundance varies widely and as indicated in Figure 5-9 is not linked with chalcopyrite abundance. It is also more coarsely disseminated than the copper minerals and can be expected to liberate first with quartz during grinding. The average grain size is 98 um, relative to the chalcopyrite grain size, which is quite consistent and averages about 40 um. Both these factors favour good flotation cleaner metallurgy even using the relatively neutral bulk sulphide rougher flotation mode of operation selected, and results in a relatively clean concentrate with a 30% Cu grade.

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         Figure 5-9: Comparative Chalcopyrite and Pyrite Abundance


         [Graphic Omitted]




5.1.5    Grinding

         Grindability tests were conducted on selected metallurgical variability sub-composite sample intervals of split-core from individual drill holes, as well as whole core intervals from the dedicated geotechnical and comminution drill holes: M85 and M86. Geological data analyses demonstrated that the post mineral dykes should be treated as separate domains, representing unmineralized material and were treated as waste. Therefore, dyke material was not included in the comminution program. The lithology codes of the remaining mineralized material were confirmed using the drill logs.

         The ore comminution characterization included:

         o   Bond rod mill work index (BRWI)

         o   Bond ball mill work index (BBWI)

         o   Abrasion index (Ai)

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         o   Crushing work index (CWI)

         o J-K drop weight and SAG mill comminution (SMC) testing (an abbreviated form of JK test)

         o   SAG Power Index (SPI) tests at MinnovEx.

         The JKTech drop weight testing provides ore specific parameters for use in the JKSimMet Mineral Processing SAG Grinding Simulator software whereas the SPI Tests provides data for input into MinnovEx's CEET software:

         o   JKTech SMC test DWI

         o   JKTech high energy or impact breakage A x b

         o   JKTech low energy or abrasion breakage ta

         o   MinnovEx SAG Power Index.

         A full J-K drop weight test was conducted on hole M86 to calibrate the DWI for the SMC versus A and b correlations on similar ore, and to determine the ta parameter. In addition where no BBWI was done a relative ball mill work index was calculated. All tests were conducted at Lakefield, except the latter, which were conducted at MinnovEx on samples provided by SGS Lakefield Research. The results of the grindability tests are summarized in Table 5-7.
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
Table 5-7:    Grindability Testing Summary
--------------------------------------------------------------------------------------------------------------------
Location          Sample Composite  A x  DWI (kWh/t) ta      SPI      RWI (kWh/t) BWI (kWh/t)  AI (g)   CWI (kWh/t)
                                     b                    (minutes)
====================================================================================================================
Drop weight holes M86               48.2    5.50     0.57     -            -           -          -          -
                  M86 (2-18)         -        -       -      73.9        13.1        14.9         -         5.2
                  M86 (20-39)        -        -       -      63.7          -         14.9         -          -
                  M86 (41-60)        -        -       -      71.4        13.7        14.8         -         4.8
                  M86 (62-78)        -        -       -      70.4          -         15.1         -          -
                  M86 (80-99)        -        -       -      62.1        13.5        14.9         -         6.2
                  M86 (101-120)      -        -       -      70.2          -         14.5         -          -
                  M86 (122-138)      -        -       -      66.4        14.0        14.3         -         4.4
                  M86 (140-159)     47.6    5.48      -      62.7          -         15.1         -          -
                  M86 (161-180)      -        -       -      97.6        15.3        14.9         -         5.5
                  M86 (182-203)     35.2    7.51      -      88.4          -         14.3         -          -
                  M85 (44-60)        -        -       -      23.8         8.6        13.2         -         4.2
                  M85 (262-300)      -        -       -      82.5        13.9        16.0         -         3.7
--------------------------------------------------------------------------------------------------------------------
Surface           VC-2              41.5    6.32      -      91.7          -         13.8         -          -
                  VC-18              -        -       -      67.2          -         14.3         -          -
                  VC-29             42.2    6.56      -      88.3          -        * 15.0        -          -
--------------------------------------------------------------------------------------------------------------------
Shallow           VC-3              52.1    5.10      -      76.9          -           -          -          -
                  VC-8               -        -       -       -            -         14.2         -          -
                  VC-19              -        -       -      86.8          -         15.0         -          -
                  VC-22             63.1    4.05      -      55.2          -         14.2         -          -
                  VC-23              -        -       -       -          12.6        14.4       0.297        -
                  VC-24              -        -       -       -            -         12.7         -          -
                  VC-30             41.4    6.69      -     120.4          -        * 15.0        -          -
                  VC-33             50.0    5.36      -      53.2          -         13.9         -          -
                  VC-36              -        -       -       -            -         10.9       0.281        -
                  VC-40             61.8    4.06      -      52.4          -         11.3         -          -
                  VC-44             51.3    5.36      -       -            -         14.9         -          -
                  VC-47              -        -       -     106.4          -         15.8         -          -
                  VC-50              -        -       -       -            -         14.0         -          -
--------------------------------------------------------------------------------------------------------------------
Mid               VC-4              41.0    6.49      -      78.0          -         13.7         -          -
                  VC-5               -        -       -       -            -         13.0         -          -
                  VC-6               -        -       -       -            -         13.9         -          -
                  VC-9               -        -       -       -            -         14.3         -          -
                  VC-11             38.9    6.73      -     103.3          -        * 15.1        -          -
                  VC-12             35.5    7.34      -      81.8          -           -          -          -
                  VC-20, 21          -        -       -       -          12.4        13.8       0.324        -
                  VC-31             36.1    7.58      -      95.1          -         14.6         -          -
                  VC-34             42.2    6.28      -      83.2          -         14.9         -          -
                  VC-35             37.6    7.05      -      86.3          -         14.9         -          -
                  VC-27              -        -       -      76.1        13.4        13.7       0.380        -
                  VC-25             40.4    6.47      -      70.9          -         13.9         -          -
                  VC-37              -        -       -       -            -         12.6         -          -
                  VC-41             47.1    5.23      -      74.5          -         14.1         -          -
                  VC-45              -        -       -     102.5          -         15.8         -          -
                  VC-48              -        -       -       -            -         15.8         -          -
                  VC-51             37.9    7.21      -       -            -         14.5         -          -
--------------------------------------------------------------------------------------------------------------------
Deep              VC-10             48.5    5.36      -      71.6          -        * 15.0        -          -
                  VC-13             40.2    6.65      -      76.2          -         14.9         -          -
                  VC-26              -        -       -       -            -         14.8         -          -
                  VC-28             37.7    6.67      -      85.2        15.1        14.9       0.406        -
                  VC-32             40.0    6.54      -      79.4          -         14.0         -          -
                  VC-38, 39          -        -       -       -            -         12.0         -          -
                  VC-42, 43         44.3    5.82      -      68.8        13.5        14.6       0.417        -
                  VC-46             38.6    6.77      -      99.4          -         16.3         -          -
                  VC-49              -        -       -       -            -         15.8         -          -
                  VC-52              -        -       -       -            -         13.7         -          -

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
--------------------------------------------------------------------------------------------------------------------
Location          Sample Composite  A x  DWI (kWh/t) ta      SPI      RWI (kWh/t) BWI (kWh/t)  AI (g)   CWI (kWh/t)
                                     b                    (minutes)
====================================================================================================================
Average                             43.9    6.16     0.57    78.0        13.3        14.4       0.351      4.85
S.D.                                7.3     0.96             17.8        1.69        1.07       0.058      0.85
S.D. Rel (%)                        16.7    15.5             22.8        12.7         7.5       16.5       17.5
--------------------------------------------------------------------------------------------------------------------
Min.                                35.2    4.05             23.8         8.6        10.9       0.281       3.7
Max.                                63.1    7.58            120.4        15.3        16.3       0.417       6.2
--------------------------------------------------------------------------------------------------------------------
Median                              41.5    6.48             76.6        13.5        14.5       0.352       4.8
75th percentile                     48.1    6.72             87.9        13.9        14.9       0.400       5.4
90th percentile                     51.7    7.28            100.3        15.0        15.7       0.412       5.8
--------------------------------------------------------------------------------------------------------------------
*VC 11 and VC-13, VC-29 and VC-30, as well as VC-10 and VC-31 were blended for the Bond ball mill grindability. BWI indices in italics are estimated BWI's based on a 2 kg batch grind

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         Bond Work Index Testing

         The results of the Bond Work Index studies are summarized in Figure
         5-10.


         Figure 5-10: Bond Work Index Test Summary


         [Graphic Omitted]



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         [Figure 5-10 continued - Graphic Omitted]



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         The following observations can be made relative to an industry database of projects:

         o Seven samples were tested for Bond low-energy impact crushing. The crushing indices varied between very soft to medium. The average CWI was 4.85 kWh/t, which is in the soft range.

         o Eleven samples were tested for Bond rod mill grindability at 14 mesh grind. The average BRWI was 13.3 kWh/t, and varied between
             8.6 and 15.3 kWh/t. This ranks the ore in the very soft to medium resistance range for rod milling. The BWRI is also lower than the BBWI, suggesting a relatively low propensity to form critical size material during SAG milling. This is consistent with the crushing index, SPI and drop weight data and the results of subsequent comminution modelling.

         o Twenty-five samples were tested for the Bond ball mill grindability at 100 mesh grind. The average BBWI was 14.5 kWh/t, and varied between 10.9 and 16.3 kWh/t. This ranks the ore hardness to ball milling as very soft to moderately hard. The BBWI also has a relatively low variability.

         o Six samples were tested for abrasion index. The average Ai was 0.35, and varied between 0.28 and 0.42. This ranks the ore as moderately abrasive, which is consistent with its largely granodioritic quartz composition.

         There does not appear to be significant variations in Bond hardness parameters across the ore body, or by depth, within the proposed pit.

         SAG Comminution Testing

         The frequency distribution of the SPI data relative to MinnovEx's database of other operations in the industry is summarized in Figure 5-11, higher values indicating a higher strength.

         The JKTech industry database of frequency distribution for the low energy or abrasion breakage ta parameter is shown in Figure 5-12. By comparison the ta parameter measured for drop weight hole M86 was
         0.56, lower values indicating a higher strength.
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         The JKTech industry database of frequency distribution for the DWI and
         A and b appearance functions versus the Mirador data are presented in Figure 5-13. The DWI is determined from SMC testing and is used to derive A and b parameters, a lower A x b values indicating a higher strength.


         Figure 5-11: Frequency Distribution of SPI Data


         [Graphic Omitted]



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         Figure 5-12: Frequency Distribution of ta Parameter in JK Database


         [Graphic Omitted]



         Figure 5-13: Frequency Distribution of A*b and DWI -
                      Database vs. Mirador


         [Graphic Omitted]

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         [Figure 5-13 continued - Graphic Omitted]




         The following observations with respect to ore hardness for SAG milling can be made relative to JKTech and SPI's industry database of projects:

         o The JKTech drop weight test and the SMC test results fall in the moderately soft to moderately hard range. The average of A x b and DWI are 43.9 and 6.16 kWh/t respectively. On average, the Mirador samples are slightly harder (59th percentile) than average with respect to impact breakage.

         o The SPI values vary between 23 and 120 minutes. The median and 90th percentile are 78 and 100.3 minutes, respectively. This ranks the ore hardness in the moderately soft to moderately hard, which is in reasonable agreement with the JKTech data.


         Mineral Fragmentation Characteristics

         The RQD values measured from the core indicate that rock quality is very low through large parts of the deposit. The average RQD value from the drilling over the whole of the deposit is 38%. The poor RQD at Mirador is the result of the shattering process due to the hydration of anhydrite mineralization.

         Bond low energy impact data (CWI) relative to drop-weight test data also suggest that the material will break relatively easily at low-energy, but the resulting reduction

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         may be small. This is consistent with the poor rock quality indicated
         by low RQD data in drill core, as well as geological structure indicating most of the ore falls in a gypsum depletion zone of alteration. It is also reasonable to expect the SAG mill feed granulometry will be relatively fine relative to other copper porphyry operations.


5.1.6    Flowsheet Development Flotation Testwork

         Full details of this phase of flowsheet development testwork, including assays, met balances, and reagents are reported in Lakefield's Progress Report No.1. This section presents a summary of this data.


         Batch Rougher Testwork

         The effect of primary grind on rougher flotation each of the SC samples was investigated. The copper metallurgical results are presented in Figure 5-14.

         A simple economic study was conducted on these results, using typical power costs and a net smelter revenue value for copper of $0.90. This indicated that the optimum grind was about 140 um to 150 um. This should be reviewed if copper prices continue to improve. The results for gold metallurgy were less conclusive, as the grade/recovery relationship was marginally better for the coarsest grind in three cases.


         Reagents

         The effect of pH on rougher flotation was tested on each of the SC samples and the results are presented in Figure 5-15.


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      Figure 5-14: Effect of Primary Grind Size on Cu Rougher Grade and Recovery


      [Graphic Omitted]



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         Figure 5-15: Effect of pH on Copper Recovery vs. Mass Pull


         [Graphic Omitted]



         Rougher flotation is best conducted at a pH of 9.5 as pH levels in the 9 to 10 range yielded 1% to 2% better recoveries. This is supported by G&T modal data that shows between 3% and 10% of the copper is present as low-grade middlings in pyrite, and supports the benefit of floating middlings pyrite to maximize copper rougher recovery. This is also facilitated by the use of a more selective thionocarbamate collector. There was no significant pH effect on gold recovery.

         The ore is relatively easy to treat, suggesting a feasibility collector optimization strategy would probably yield only relatively minor incremental metallurgical improvements. Therefore, collector suite fine-tuning was deemed largely better left for future optimization, possibly when the plant is in operation. In earlier studies Sumitomo had adopted the use of thionocarbamate Cytec 3894, a relatively selective and more expensive nitrogen-based collector, but not particularly strong. This was also found to be highly effective when used alone in these studies. Cytec 3894 was compared to a standard xanthate (sodium isopropyl xanthate) and the effect on copper flotation metallurgy is shown in Figure 5-16. This shows lower mass pulls.

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         The reduced operating cost of the regrind and cleaner circuit would most likely warrant the extra cost of using Cytec 3894. No significant improvement in gold metallurgy was noted.


         Figure 5-16: Effect of Collector on Rougher Flotation Metallurgy


         [Graphic Omitted]



         Cytec 3894 may sometimes be used in actual plant operation in conjunction with a little xanthate because it is not a strong collector. However xanthate tended to raise mass pull rates in this test programme, therefore, it was not used in the locked cycle flotation confirmation testing.

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         Regrind Target and Mineral Liberation

         Mineralogy data clearly supports a need for concentrate regrinding, the primary grind of 80% passing 150 um being considerably coarser than the primary copper sulphide grain size (averaging about 40 um).

         Batch regrind and cleaner testing on the four SC samples indicated the finest regrind of 80% passing 20 um yielded better grade recovery curves and the highest final concentrate grades on two and three of the samples respectively. However mineralogical modal evidence from G&T and Lakefield both showed potential for the samples to yield excellent concentrate grades assaying 30% to 32% Cu following regrinding to 30 um. It was believed that the very short regrind time required for the coarser regrind using the testing rod mill may have left some of the pyrite surfaces inadequately "cleaned" and therefore depressed the recovery. Subsequent testing confirmed this.

         Based on an average primary copper sulphide grain size of about 40 um, and liberation analysis, it is reasonable to believe that a regrind product size of 30 um should be suitable for the majority of the ore because it is dominantly the primary sulphide type. During the mapping testwork phase an additional four locked cycle tests were conducted to investigate the effect of coarser grind on final concentrate grade and recovery. Figure 5-17 compares the results of the four tests done at a target regrind P80 of 45 um with the initial tests done at a target regrind P80 of 30 um. In all four cases the final concentrate grade decreases.


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         Figure 5-17: Comparison of Cu Grade and Recovery at Two Regrind Sizes


         [Graphic Omitted]



         On average the coarser regrind had a P80 of 44.8 um and a copper grade of 23.3%, while the finer regrind had a P80 of 27.0 um and copper grade of 29.4%. The coarser regrind showed a slightly higher average recovery, 92.7% versus 91.6%, which was possibly due to a slight increase in rougher circuit mass pull during that round of tests. Gold showed similar upgrade behaviour to copper at the finer regrind, but recoveries marginally lower in three of the four tests.

         The secondary copper mineral grain size is moderately finer, averaging 17 um, and requires a finer regrind. This ore type is processed early in the mine plan and therefore a target of 25 um was selected for the basis of the regrind design.

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         Batch Cleaner Testwork

         Batch cleaner tests were conducted to confirm the target regrind size and select the cleaner pH conditions. The object of the high pH, collector-starved environment in the cleaners is to liberate and reject attached silicates, and depress the previously-floated pyrite. If the floatability imparted on the pyrite in rougher flotation is not adequately depressed during regrinding and cleaning, it will continue to float. The role of lime as a pyrite depressant in cleaning is shown in Figure 5-18 from pH profile tests conducted on each of the super-composites. High pH is required to ensure adequate pyrite rejection.

         In all cases, higher copper concentrate grades were produced by maintaining higher pH levels in the cleaners. In most cases, high copper recoveries were also achieved. For three of the four super-composites, gold recoveries are also higher when higher pH levels are used. Accordingly, higher pH levels were adopted for cleaner flotation.

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         Figure 5-18: Effect of pH on Cleaner Performance


         [Graphic Omitted]



         Concentrate regrinding to a product size of 80% passing 30 um is adequate to yield, after three stages of cleaning at pH 11-12, a final concentrate assaying 31% Cu. Cleaner times in the laboratory were short, at 3 minutes (first cleaner), 1 minute (cleaner scavenger), and 2 minutes (2nd and 3rd cleaners). Overall, copper recoveries were 90%, on average. Gold recoveries were 49%.


         Locked Cycle Confirmation Testing

         Locked cycle tests were conducted on each of the supercomposites, using the flowsheet shown in Figure 5-19. The flowsheet consisted of a primary grind to a P80 of 150 um, followed by rougher flotation at pH 9.5 to produce a bulk sulphide concentrate. The rougher concentrate was reground to a P80 of ~30 um prior to three

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         stages of cleaning at pH 11.0, 11.5, and 12.0, respectively. The 2nd and 3rd cleaner tails were recycled to the feed of the previous stage, while the 1st cleaner tails went to a scavenger float. The scavenger concentrate was returned to the first cleaner feed, and the scavenger tail to the final tails. Reagent additions consisted of lime to control pH, Aero 3894 as collector, and MIBC as frother. Collector and frother additions were held constant between tests, whereas lime addition fluctuated in order to maintain the setpoint pH.


         Figure 5-19: Locked Cycle Test Flowsheet


         [Graphic Omitted]



         The test results are detailed in Lakefield's No.1 Report. The tests exhibited minor scatter through the cycles, though reaching acceptable mass equilibrium after 2 to 3 cycles, and copper equilibrium after 4 cycles. Steady gold balancing was impeded

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         by the low gold content in the ore and possibly, the presence of small amounts of coarser gold affecting assay reproducibility.

         The results from locked cycle confirmation tests on each composite are shown in Table 5-8. On average, copper recovery was 90%, while the copper concentrate grade averaged 31%. Gold recovery was 49%. These results are consistent with the performance expected from batch testing and mineralogy.

         Copper losses were primarily incurred in roughing (6%), while a further 3% to 4% were lost to the first cleaner scavenger tails. Gold losses were also mainly to the rougher tails, and probably consisted of gold occurring as ultra-fine inclusions in silicates. The gold lost in the cleaner tails were probably associated, primarily, with pyrite.


Table 5-8:    Locked Cycle Test Results on Super-Composites 1 to 4
--------------------------------------------------------------------------------
Super composite                   SC-1     SC-2      SC-3    SC-4     Average
================================================================================
Head Grade, %
       Head grade, % Cu             0.70     0.62     0.64     0.72       0.67
       Head grade, g/t Au           0.28     0.32     0.16     0.24       0.25
--------------------------------------------------------------------------------
Copper concentrate grade, %        30.4     32.0     31.6     31.2       31.3
Copper recovery, %                 90.8     85.6     92.2     92.5       90.3
Gold recovery, %                   45.4     55.2     45.9     50.4       49.2
--------------------------------------------------------------------------------
Copper Losses
       Rougher tails, %             6.9      8.9      4.8      4.4        6.3
       Cleaner tails, %             2.3      5.5      3.0      3.1        3.5
--------------------------------------------------------------------------------
Gold Losses
       Rougher tails, %            32.8     23.2     28.4     32.7       29.3
       Cleaner tails, %            21.8     21.5     25.7     17.0       21.5
--------------------------------------------------------------------------------


5.1.7    Variability Mapping Testwork

         Full details of this phase of variability mapping testwork, including assays, met balances, and reagents are reported in Lakefields Progress Report No. 2. This section presents a summary of this data.

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         Process Mineralogy

         Each of the Variability Composites were studied by QemSCAN analysis at Lakefield. Regression analysis was conducted to link copper rougher flotation recovery and final concentrate grade with ore mineralogy. The results for the dominantly primary sulphide Mid to Deep Zone composites are summarized in Figure 5-20. The liberation results observed for these samples do not translate to the shallow and surface samples, probably due to their higher secondary copper content, which makes them more susceptible to ageing and masks the trends.


         Figure 5-20:  Correlation between Mineralogical Parameters and Copper
                       Flotation Recovery and Final Concentrate Grade - Mid to Deep Zone Composites


         [Graphic Omitted]

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         [Figure 5-20 continued - Graphic Omitted]



         The following copper recovery mineralogical trends were observed:

         o The ratio between the primary grind and the copper mineral average grain size appears to be a strong driver of flotation recovery, a strong negative correlation being evident.

         o In tests where the primary grind P80 is relatively fine, compared to the average copper mineral grain size, copper rougher recoveries were the highest. This indicates copper mineral liberation is a primary driver of copper rougher recovery.

         o Figure 5-21 shows the relationship between the ratio of primary grind P80 to mean copper grain size and recovery. As discussed earlier the average chalcopyrite grain size is about 40 um. To maintain a target copper recovery of 91%, based on a rougher recovery of 94% net of average cleaner scavenger losses of about 3%, Figure 5-21 indicates the target primary grind should be 150 um (3.7* 40 um). This confirms the primary grind parameter established in batch and locked cycle flowsheet development testing.

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         o   Gangue liberation, specifically feldspar gangue liberation is also strongly linked with copper rougher flotation recovery.

         o Clay content may also be linked to copper rougher flotation recovery, with a higher abundance of clay having an adverse affect, and this is indicated in Figure 5-22. Clay levels in the samples ranged from 0.3% to 3.5%, with an average of about 1.8%, and at these levels recovery is not expected to be significantly affected.

         o Assuming primary grind will be relatively constant in normal plant operation, any variation in copper and feldspar grain size will be a primary driver affecting overall recovery, with coarser mineralization yielding better copper recoveries. It has been shown earlier that the primary copper grain size is relatively consistent and therefore it is reasonable to assume copper recovery will be too.


         Figure 5-21:    Relationship of Ratio of Primary Grind P80: Mean Cu
                         Mineral to Copper Rougher Recovery


         [Graphic Omitted]

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         Figure 5-22: Effect of Clay Content on Rougher Recovery


         [Graphic Omitted]



         The following final concentrate grade mineralogical trends were observed:

         o Final concentrate grade is statistically linked to the ratio between regrind size and copper sulphide and feldspar grain size.

         o Adequate regrinding to liberate the copper minerals is an important factor behind maintaining high concentrate grades. The effect of the ratio of regrind size: copper mineral grain size on final concentrate grade is shown in Figure 5-23.

         o To achieve a concentrate grade of 30% Cu, the regrind K80 needs to be about two-thirds that of the mean chalcopyrite grain size. Mineralogical mapping showed earlier that the chalcopyrite grain size is relatively consistent at about 40 um, and it is reasonable to expect that a regrind target of 80% passing 25 um (40 um * 0.65) will be sufficient to maintain 30% Cu grades most of the time.

         o The abundance of pyrite in the ore is also a factor behind achieved concentrate grade, albeit a weaker factor (see Figure 5-24). With more pyrite in the ore, pyrite depression becomes somewhat more important as it adversely affects concentrate grade. Pyrite abundance in the Mirador ore is relatively low in copper porphyry

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         industry terms, and this can account for the generally weak influence of pyrite on average on concentrate grade. Batch testwork also showed the effects of higher pyrite grades on concentrate grade can be addressed using pH control in the rougher and cleaner circuit, as is done in normal plant operation.


         Figure 5-23: Effect of Ratio of Regrind Size: Copper Mineral Grain Size
                      on Final Cu Concentrate Grade


         [Graphic Omitted]


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         Figure 5-24:  Effect of Pyrite Content of Feed on Final Cu
                       Concentrate Grade


         [Graphic Omitted]



         Locked Cycle Testing

         This phase of the work consisted of three types of tests: 2 kg locked cycle tests to evaluate the variability of the orebody, 2 kg batch tests to provide supporting data, and 10 kg locked cycle tests to generate concentrate for dewatering and pyroforicity studies.

         Forty-one locked cycle tests were conducted on the variability composites described earlier to evaluate the variability of the orebody. Testing was based on the locked cycle flowsheet and parameters shown earlier in Figure 5-19, derived during flowsheet development. Each cycle produced three final products: cleaner concentrate, cleaner scavenger tails, and rougher tails. The last cycle included three additional products consisting of the three recycle streams. All products were assayed for copper, gold, and sulphur in order to generate a metallurgical balance for the test. In addition, a metallurgical projection was also generated based on the final products from the last three cycles of each test. The projection represents the best estimate of grades and

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         recoveries under steady-state locked cycle conditions. The results are summarized in Table 5-9.

         Overall, the average results were in reasonable agreement with the earlier Super Composite testwork (shown within brackets). Copper grades averaged 29.3% (31.3%), while recoveries averaged 91.0% (90.3%). Gold recovery averaged 47.1% (49.2%).

Table 5-9:    Variability Composite Locked Cycle Flotation Results
--------------------------------------------------------------------------------------------------------------------
                                      Weight Rec %        Assays, %, (g/t)                 % Distribution
                                      to Final Conc  ---------------------------------------------------------------
Ore Type/ Depth                                          Cu            Au           S        Cu      Au       S
====================================================================================================================
Surface-Supergene
LCT-4                                       2.01         27.7          4.39         30.8     91.6     41.9    18.0
LCT-20                                      1.94         25.7          5.70         29.0     83.4     35.6    13.2
LCT-21                                      2.03         28.7          4.80         34.1     84.6     50.0    29.8
Ave.                                        2.0          27.3          5.0          31.3     86.5     42.5    20.3
--------------------------------------------------------------------------------------------------------------------
Shallow-Mixed
LCT-3                                       1.98         29.0          5.51         32.1     91.6     45.8    13.9
LCT-11                                      2.64         35.5          5.30         33.0     91.9     50.6    23.4
LCT-18                                      1.79         31.9          8.68         33.0     90.5     49.8    32.8
LCT-23                                      1.99         28.7          4.73         32.8     90.7     42.9    16.7
LCT-24                                      3.12         17.8          4.93         40.5     80.9     54.4    45.1
LCT-26                                      3.08         21.5          4.33         36.6     89.1     57.1    38.7
LCT-28                                      1.87         29.9          7.55         30.8     87.4     50.4    24.6
LCT-32                                      1.23         29.6          9.09         32.3     82.4     53.3    27.9
LCT-33                                      1.68         31.6          3.91         26.4     92.3     52.7    12.8
LCT-34                                      1.70         35.3         13.69         33.2     91.3     59.2    26.5
LCT-40                                      1.89         28.5          3.33         31.2     92.2     35.8    19.7
LCT-41                                      1.68         28.3          3.91         26.4     94.9     52.7    12.8
LCT-42                                      1.66         29.0          5.60         33.3     93.3     48.6    25.4
Ave.                                        2.0          29.0          6.2          32.4     89.9     50.3    24.6
--------------------------------------------------------------------------------------------------------------------
Mid - Primary
LCT-5                                       2.11         26.6          5.76         32.1     90.4     51.8    22.9
LCT-8                                       2.16         25.2          3.20         33.2     89.3     31.0    17.0
LCT-10                                      2.79         33.3          5.02         33.1     97.1     48.4    38.9
LCT-12                                      2.29         30.1          3.41         32.6     91.1     47.2    16.6
LCT-15                                      2.03         28.7          3.81         33.1     92.4     40.3    13.4
LCT-16                                      2.05         30.2          6.77         33.5     90.3     57.3    19.8
LCT-17                                      2.02         28.6          3.26         32.3     92.6     45.7    11.6
LCT-19                                      2.82         29.1          5.89         32.2     94.1     54.5    23.3
LCT-25                                      2.21         28.7          4.23         31.0     91.5     47.1    17.1
LCT-27                                      1.79         29.6          6.68         29.8     88.6     51.1    21.0
LCT-29                                      2.63         32.9          9.26         32.0     92.9     57.4    37.5
LCT-31                                      2.41         28.0          4.65         33.4     91.6     46.3    28.1
LCT-35                                      1.50         32.2          3.51         33.3     91.8     40.8    22.4
LCT-38                                      0.72         26.7          3.85         31.6     91.2     35.0     5.6
LCT-43                                      1.38         28.7          4.95         33.6     90.3     38.0    20.8

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
--------------------------------------------------------------------------------------------------------------------
                                      Weight Rec %        Assays, %, (g/t)                 % Distribution
                                      to Final Conc ----------------------------------------------------------------
Ore Type/ Depth                                          Cu            Au           S        Cu      Au       S
====================================================================================================================

Ave.                                        2.1          29.2          4.9          32.5     91.7     46.1    21.1
--------------------------------------------------------------------------------------------------------------------
Deep- Primary
LCT-6                                       1.65         30.0          3.45         32.9     91.8     45.0    24.7
LCT-7                                       2.42         30.8          2.45         32.6     92.0     44.7    33.9
LCT-9                                       2.31         30.2          8.40         31.6     90.5     55.3    31.4
LCT-13                                      2.18         30.7          2.88         32.9     96.2     49.4    30.0
LCT-14                                      2.10         30.3          4.58         32.4     93.7     48.8    25.8
LCT-22                                      1.90         30.3          4.76         33.6     94.0     49.1    16.7
LCT-30                                      1.83         29.1          4.56         32.9     93.9     48.6    23.0
LCT-36                                      0.60         28.6          3.53         31.6     90.0     39.0     5.4
LCT-37                                      1.62         32.3          4.54         32.6     93.1     39.4    27.5
LCT-39                                      1.73         32.2          3.93         33.7     93.7     42.9    26.7
Ave.                                        1.8          30.5          4.3          32.7     92.9     46.2    24.5
--------------------------------------------------------------------------------------------------------------------
Overall
Ave.                                        1.99         29.3          5.18         32.4     91.0     47.1    23.0
Max.                                        3.12         35.5         13.7          40.5     97.1     59.2    45.1
Min.                                        0.60         17.8          2.5          26.4     80.9     31.0     5.4
SD                                          0.50          3.0          2.1           2.1      3.3      6.6     8.5
--------------------------------------------------------------------------------------------------------------------

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         Final concentrate grades and recoveries are summarized in Figure 5-25.


         Figure 5-25: Grade and Recovery for the Variability Locked Cycle Tests


         [Graphic Omitted]



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         [Figure 5-25 continued - Graphic Omitted]



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         The following overall LC final concentrate grade trends were noted:

         o The overall copper grade average was adversely affected by two poor results, LCT-24 (VC-33) and LCT-26 (VC-24) produced copper grades of 17.8% and 21.5%, respectively.

         o For the remaining 39 composites copper grades ranged from 25.2% to 35.5%, with an average grade of 29.8%.

         o Both VC-33 and 24 are shallow granodiorites and it was believed that soluble copper from more dominant secondary copper mineralization in these samples resulted in pyrite activation during regrind, which in turn diluted the final concentrate grade. It was believed that by operating the rougher for these samples more selectively, by increasing the pH from 9.5 to 10.5 to depress more pyrite, the potential for pyrite activation in the regrind and cleaner circuit would be less and the final concentrate grade would improve.

         o Subsequent batch testwork on VC24 and VC 33 at higher rougher pH's confirmed the above. The final concentrate grades improved to 30.7% and 32.1% respectively.

         o In an effort to characterize the effect of pH on concentrate grade for surface samples, an additional composite VC33 was generated from the top eight intervals (25 m) of holes M69 and M80. The results of this are shown in Figure 5-26. This indicates the higher pH rougher strategy successfully mitigates the copper activation effects of secondary copper mineralization in near surface ore expected during early mining, and the plant lime distribution systems will be designed for this scenario. A subsequent locked cycle test was conducted at lower pH and produced a copper concentrate grade of 27.6% at over 94% recovery.

         o The effect of feed copper head grade on mass pull to the final concentrate is shown in Figure 5-27. Increasing copper head grade results in steadily increasing mass pull. This is consistent with the relatively similar grades and recoveries observed between the variability composites. The two points that show a mass pull of greater than 3%, correspond to VC-24 and VC-26: the tests with poor copper concentrate grades.

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         o   Gold grades in the final concentrate ranged from 2.5 g/t to 13.7
             g/t and averaged about 5.2 g/t.

            The following overall LC recovery trends were noted:

         o The average copper recovery was 91% and ranged from 80.9% to 97.1%, with 33 of the 41 tests (80%) recovering 90% or better.


         Figure 5-26: Effect of Rougher pH on Grade and Recovery


         [Graphic Omitted]

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         Figure 5-27: Relationship Between Mass Pull to Final Concentrate Grade
                      and Head Grade


         [Graphic Omitted]




         o Figure 5-28 breaks down the corresponding copper losses between the rougher tail (average copper loss: 6.2%) and the cleaner scavenger tail (average copper loss: 2.8%).

         o The average gold recovery for the locked cycle tests was 49.2% and ranged between 31% and 59.2%.

         Metallurgical performance trends by ore type and depth are presented in Figure 5-29.

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         Figure 5-28: Cu Losses in the Rougher and Cleaner Circuits


         [Graphic Omitted]



         Figure 5-29: Comparison of Metallurgical Performance by Ore Type
                      and Depth


         [Graphic Omitted]


         The following metallurgical performance trends were noted by ore type and depth:

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         o   Copper metallurgy generally improves by depth. This corresponds to the transition in ore type by depth from surface secondary copper supergene enrichment to dominantly primary chalcopyrite copper in the mid and deep zones.

         o The surface composites showed the lowest average copper grade and recovery at 27.3% and 86.5% respectively, but it should be noted that this is based on only three tests conducted at the standard locked cycle neutral rougher pH. It was shown earlier that the final concentrate grade of supergene material can be improved by increasing the rougher pH.

         o Gold recoveries and grades are higher in the near surface material and decline by depth, and this trend simply mirrors the gold head grade profile.


5.1.8    Concentrate Dewatering

         A series of four 10 kg locked cycle tests were conducted on new Master Composite samples prepared from the variability composites. A summary of the flotation results is provided in Table 11 of Lakefield's Progress Report No. 2. The metallurgy and equipment conditions were not optimized in these floats as the objective was to prepare bulk concentrate samples for subsequent settling and dewatering tests. The final concentrate grades and recoveries were lower partly because of too small of a flotation cell being used in the 1st cleaner stage. Therefore, these results should not be used to derive metallurgical performance projections.


         Settling Tests

         Concentrate settling tests were conducted on the combined cleaner concentrates from three of the locked cycle tests. Magnafloc 10 was added as flocculent in target doses of 5 g/t, 10 g/t, and 20 g/t. Rapid settling was observed for all samples under all flocculent dosages.


         Filtration Tests

         Several vacuum and pressure filtration tests were conducted tests were conducted on thickened concentrate from the settling tests.

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         Vacuum filtration resulted in relatively low filtration rates of up to
         150 kg/m(2)/h, low cake thicknesses of 10 mm and high moistures of 18%. This is most likely due to fine nature of the concentrate.

         Concentrate samples were sent to Larox for pressure filtration testing. This resulted in a recommended design filtration rate of 450 kg/m(2)/h and a cake moisture of 9%. The filtration rate determined by testing was discounted to account for declining cloth efficiency during normal life-cycle operation.


5.1.9    Concentrate Quality

         Chemical Composition

         A summary of the chemical composition of the individual locked cycle final concentrate products produced in variability testing is presented in Table 5-10. Chemical analysis indicates no significant deleterious penalty element impurities are present and this is in good agreement with mineralogical mapping results on head samples. The following observations can be made:

         o Copper in concentrate ranged from 25% to 35.5%and averaged 29.2%, while gold varied from 2.5 g/t to 13.7 g/t. Silver content was variable, but on average exceeded the credit threshold expected from most smelters.

         o Arsenic and antimony combined accounted for less than 700 g/t on average, well below the usual penalty threshold of copper smelters. Lead and zinc combined were less than 500 g/t. Fluorine and chlorine averaged about 100 g/t.

         o Selenium ranged from 30 to 140 g/t and averaged 90 g/t. Some smelters occasionally attempt to impose modest penalties for selenium concentrations above 100 g/t.

         o Silica and alumina combined concentrations averaged about 5% indicating the concentrates are relatively free of gangue contamination.

         o Mercury concentrations ranged from 0.3 g/t to 24 g/t and averaged 3 g/t. Some smelters impose a penalty above 10 g/t, but 95% of the samples were below this level and it is reasonable to believe peaks will be blended out in operation.

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         o   The S/Cu ratio of the concentrates averaged 1.13, and reflects a dominantly chalcopyrite mineral composition which is highly desirable to smelters.

         o Overall the concentrates are regarded as relatively clean, have a simple composition and are not expected to attract any significant penalty charges. Their overall clean quality and favourable S/Cu ratio makes them relatively attractive and marketable to smelters.


         Spontaneous Combustion

         Standard self-heating (pyroforicity) tests were conducted on a combined concentrate sample produced from all four 10 kg locked cycle tests. The results indicated that the concentrate was not expected to be self-heating.

         Transportable Moisture

         The flow and transportable moisture limits for the concentrate were determined to be 12.1% and 10.9% respectively.

Table 5-10:     Cu Concentrate Quality
------------------------------------------------------------------------------------------------------------------
Period                            Overall Life of Mine                Year 1-2 (Surface and Shallow Composites)
                        ------------------------------------------  ----------------------------------------------
Parameter                   Max.          Min.         Average           Max.           Min.          Average
==================================================================================================================
Cu, %                       35.5          25.0*         29.2             35.5           25.0           28.0
Fe %                        36.0          25.0          29.0             36.0           25.0           29.1
S, %                        40.5          26.4          32.4             40.5           26.4           31.9
S/Cu                        1.70          0.83          1.13             2.27           1.13           1.16
Au, g/t                     13.7           2.5           5.2             13.7           3.3             5.6
Ag g/t                       170           29            64               93             29             58
Al2O3%                       3.2           0.5           1.3             3.2            0.5             1.7
SiO2 %                       9.0           1.9           4.0             9.0            2.1             5.1
Al2O3% + SiO2%              12.2           2.4           5.3             12.2           2.6             6.8
MgO %                       0.28          0.05          0.15             0.28           0.05           0.17
Pb %                         0.6           0.0           0.1             0.1            0.1             0.1
Zn %                         3.5           0.0           0.4             2.6            0.0             0.3
Pb% +Zn%                     4.1           0.0           0.5             2.7            0.1             0.3
Hg g/t                      24.0           0.3           3.1             5.0            0.4             1.5
Bi g/t                       43             -             -               43             -               -

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
Table 5-10:     Cu Concentrate Quality
------------------------------------------------------------------------------------------------------------------
Period                            Overall Life of Mine                Year 1-2 (Surface and Shallow Composites)
                        ------------------------------------------  ----------------------------------------------
Parameter                   Max.          Min.         Average           Max.           Min.          Average
==================================================================================================================
Se g/t                       140           30            91              120             30             77
------------------------------------------------------------------------------------------------------------------
Cl %                        0.04          0.00          0.01             0.04           0.00           0.01
As %                        0.19          0.00          0.03             0.09           0.00           0.02
Sb %                        0.30          0.00          0.04             0.05           0.00           0.01
Ba %                        0.05          0.01          0.02             0.05           0.01           0.02
K %                         0.91          0.17          0.40             0.91           0.17           0.49
Ti %                        0.15          0.03          0.08             0.13           0.03           0.09
Ca %                        0.39          0.07          0.20             0.39           0.07           0.24
Mn %                        0.04          0.00          0.01             0.03           0.00           0.01
Mo %                        0.16          0.00          0.06             0.15           0.00           0.04
Na %                        0.18          0.01          0.05             0.18           0.01           0.08
Ni %                        0.06          0.00          0.01             0.05           0.00           0.02
------------------------------------------------------------------------------------------------------------------
Be g/t                      0.20          0.04          0.07             0.2            0.0             0.1
Cd g/t                       160           <3            44              140             6              21
Co g/t                       120           16            35              120             18             39
Cr g/t                      1200            6            189             950             8              224
Li g/t                       <5             -             -               <5             -               -
P g/t                        400           <30           177             400            <30              -
Sn g/t                       <20            -             -              <20             -               -
Sr g/t                       31             5            14               31             5              16
Tl g/t                       <30            -             -              <30             -               -
V g/t                        140           10            32              120             10             26
Y g/t                        7.6           1.8           3.2             7.6            2.0             3.9
Th g/t                       <60            -            13              <60             -              13
U g/t                        <50            -             1              <50             -               1
Re ug/g                      5.5           0.6           2.1             5.5            0.7             1.7
F %                         0.04            0           0.01             0.04            0             0.01
------------------------------------------------------------------------------------------------------------------


5.2      Flowsheet Development

         The estimated mineral reserves included in the mine plan total approximately 111 Mt grading 0.67% Cu and 0.22 g/t Au. Silver and molybdenum are present but the grades are relatively low. Approximately 91 Mt of waste rock will be removed over the mine
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         life, resulting in an average strip ratio of 0.8:1. The process will be designed to treat 25,000 t/d of material.

         A simplified schematic drawing of the proposed flowsheet is provided in Figure 5-30. Run-of-mine open pit ore will be crushed in a gyratory crusher. The crushed ore will be processed by means of semi-autogenous and ball mill grinding followed by rougher flotation, regrind, cleaner flotation, and dewatering to produce copper concentrate. The concentrate will be trucked via the existing road network in the area to a port facility in Machala for shipment to smelters. Tailings from the process will be impounded in a tailings pond; water will be reclaimed from the tailings pond and reused in the process.

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         Figure 5-30:  Simplified Mirador Flowsheet


         [Graphic Omitted]



5.2.1    Design Basis

         Ore Types

         The Mirador deposit was divided into four main ore types for testing based on copper mineralogy and depth:

         o   near surface - supergene (<5% of ore within 0 m to 20 m cap)

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         o   shallow-mixed (includes the above zone since they will be mined concurrently)

         o   mid- and deep-primary.

         There is a minor amount of leached material overlying the ore body in places, but represents unmineralized material in the mine plan and is treated as waste. Each of the ore types was also evaluated with respect to variation by the two main rock type zones, granodiorite, and breccia. Testing indicated no material metallurgical differences between these two lithologies, and the mid- and deep-primary ores. Mid- and deep-ore are dominantly chalcopyrite. The near surface and shallow-mixed ore contains relatively more secondary copper mineralization with a finer texture. In the initial years of operation, this dictates a finer regrind target and the use of a more selective rougher flotation mode of operation by operating at a higher pH. Lime is used to adjust pH and the lime system will be designed to accommodate the higher lime consumption expected in first year of operation. Thereafter, and for most of the mine life, the rougher flotation will generally be operated in a bulk flotation mode at a relatively neutral pH.

         Overall, the ore is regarded as relatively simple and has a relatively low variability in metallurgical response within the proposed pit and by depth. The base of the current pit corresponds to an anhydrite alteration front, which is expected to result in a relatively fine SAG mill feed for most of the mine life. Below this front, hardness to SAG milling is expected to increase, but this material is not considered in this study.


         Selection of Design Feed Grades

         The design copper feed grades were selected with the objective of minimizing capital costs while accommodating the anticipated head grade fluctuations during the life of the mine. The mine plan indicates that average annual copper grade will be about 0.67% and will be relatively consistent, peaking at about 0.76% in the first two years of operation. The metallurgical variability samples copper grade averaged about 0.68% with a peak of about 1.03% for benches of some Shallow-Mixed Ore Type in Years 1 and 2 ore. The standard deviation in grade was estimated to be 0.18. The 80% confidence limit of 0.92% (1.3
         * 0.18+0.68%) was selected as the basis for the design copper grade. Head grade excursions above the design grade will be dealt with

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         through in-pit and stockpile blending. General production and grade criteria are summarized in Table 5-11.

         Design Criteria and Mass Balance

         A detailed mass balance covering all streams within the process plant has been prepared based on daily throughput requirements, plant availability, and the design feed grades for copper. The mass balance representing the expected flows of solids, water, and slurry when processing ore at the Year 1 feed grades of 0.72% Cu is provided in Appendix C.

         Table 5-11:    Production and Grade Criteria
         --------------------------------------------------------------------
         Parameter                              Average              Design
         ====================================================================
         Ore grade - % Cu average                0.67                 0.92
         Ore grade - g/t Au                      0.22                  -
         Tonnes milled t/a                         -               9,125,000
         Operating d/a                             -                  365
         Tonnes milled/calendar day                -                 25,000
         Ore specific gravity                      -                  2.7
         Ore bulk density - t/m(3)                 -                  1.6
         Ore moisture content - %                  -                  5.0
         Concentrate production - dt/a          187,000                -
         Concentrate production - dt/d            536                 677
         Concentrate production - t/h            23.5                 29.5
         Concentrate % wt of feed                2.15                 2.75
         Concentrate grade - % Cu                 30                   -
         Copper recovery - %                      91                   -
         Gold recovery - %                        47                   -
         --------------------------------------------------------------------

         The design criteria established for the overall ore processing facilities are summarized below and detailed in Appendix C. The flowsheet based on these criteria is described in the sections following.

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5.2.2    Primary Crushing and Reclaim

         The mine production rate and haul truck size indicated the need for a 42 x 65 gyratory crusher for the primary crushing duty. The primary crusher design is based on an availability of 75%, resulting in a design throughput rate of 1,875 t/h. The crusher will operate with an open side setting of 150 mm. Figure 5-31 depicts SAG feed granulometry obtained from surveys on porphyry copper circuits. Based on the fractured state of the drill cores, and the anhydrite alteration nature of the ore, it is reasonable to believe the fine feed will be more representative of the crusher product and SAG feed for Mirador. A summary of the main primary crushing, overland conveying, and coarse ore storage are presented below.


         Figure 5-31:  Copper Porphyry Plant Feed Size Survey Data


         [Graphic Omitted]



            Primary Crushing

            Crusher operation - d/wk                                7
            Crusher operation - h/d                                 24
            Crusher availability - %                                75

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            Daily capacity - t/d                                    25,000
            Crushing rate - t/h design                              1,875
            Crusher type                                            gyratory
            Crusher size - inches                                   42 x 65
            Primary crusher OSS mm                                  150
            Primary crusher product P80 mm                          77
            Dump truck capacity - t design                          100
            Primary crusher dump hopper - t                         150
            Primary crusher discharge bin - t                       250
            Primary crusher discharge feeder - type                 apron

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            Overland Conveyor

            Overland conveyor No.1 - size mm x m           1,219 mm x 4,000 m
                                                              long x 430 m drop

            Overland conveyor No.2 - size mm x m           1,219 mm x 6,000 m
                                                              long x 55 m lift


            Coarse Ore Stockpile

            Live ore storage - t                             25,000
            Total ore storage - t                            132,000
            Number of reclaim feeders                        3
            Reclaim feeder type                              apron


5.2.3    Primary Grinding

         A JKSimMet model was developed for the Mirador circuit. The results of the drop-weight and SMC tests as well as the ball mill work indices were used in the model to describe SAG and ball mill hardness. The throughput target was 25 kt/d with an availability of 94% and final P80 of 150 um. A 32' x 16' (14.25 EGL) SAG mill with 11,000 hp, followed by a 24' x 34.5' ball mill with 12,500 was selected.

         The first series of simulations was performed on a SAB (SAG and ball mill) configuration which indicated the SAG mill was throughput limiting. The simulations were performed using two different SAG feed size distributions (F80 of 90 and 77 mm) and for two SAG mill ball charges corresponding to safe (12%) and aggressive (15%) design scenarios. For the SAG classification, two different grate sizes (50 and 75 mm) were simulated, and the screen aperture size was fixed at
         12.7 mm. Because the circuit was mainly SAG mill limited a second series of simulations was performed on a SABC (SAG and pebble crusher and ball mill) configuration. The SABC flowsheet is presented in Figure 5-32. The simulations were performed with the grate size set at 75 mm to allow pebble extraction and still using the fine feed size (F80 of 77 mm). The pebble crusher was simulated with a design circulating load of 30%. The throughput rate was fixed to 25 kt/d, and the SAG ball charge was allowed to vary to handle the variation in hardness. The ball mill power requirement to achieve the 150 um target

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         was calculated for each simulation, and the results are presented in
         Table 5-12. The results indicate that the SABC circuit could achieve the required throughput of 25.0 kt/d 100% of the time, based on the samples tested. The predicted ball charge requirement for the various samples varies between 9% and 12%, with an average of 11%. The average SAG and ball mill power requirements are 6.3 kWh/t and 6.7 kWh/t, respectively, or 13.0 kWh/t overall. Full details of the simulations are provided in Lakefield's comminution circuit design report in Appendix C.


         Figure 5-32:  SABC Circuit


         [Graphic Omitted]


Table 5-12:    Variability Simulation Summary, SABC - 25 kt/d and 150 um P80
--------------------------------------------------------------------------------------------------------------------
                                   SAG Mill                               Ball Mill                  Overall
               -----------------------------------------------------------------------------------------------------
                         Ball                       Gross Power                 Gross Power        Gross Power
                 DWI    Charge   Throughput   T80   Requirement    BWI    P80   Requirement        Requirement
                                -------------      --------------              -------------------------------------
               (kWh/t)    (%)   (t/h) (kt/d) (um)  (kW) (kWh/t)  (kWh/t)  (um)  (kW) (kWh/t)    (kW) (kWh/t) (WIO)
====================================================================================================================
M86             5.50      10    1,100  25.0  2,001 6.787   6.2    14.5    150  7,410   6.7    14,197   12.9   15.9

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
--------------------------------------------------------------------------------------------------------------------
                                   SAG Mill                               Ball Mill                  Overall
               -----------------------------------------------------------------------------------------------------
                         Ball                       Gross Power                 Gross Power        Gross Power
                 DWI    Charge   Throughput   T80   Requirement    BWI    P80   Requirement        Requirement
                                -------------      --------------              -------------------------------------
               (kWh/t)    (%)   (t/h) (kt/d) (um)  (kW) (kWh/t)  (kWh/t)  (um)  (kW) (kWh/t)    (kW) (kWh/t) (WIO)
====================================================================================================================
M86:140-159     5.48      10    1,100  25.0  2,018 6,821   6.2    15.1    150  7,516   6.8    14,337   13.0   16.0
M86:182-203     7.51      12    1,100  25.0  2,264 7,346   6.7    14.3    150  7,150   6.5    14,496   13.2   16.2
--------------------------------------------------------------------------------------------------------------------
VC-2            6.32      11    1,100  25.0  2,134 7,038   6.4    13.8    150  6,958   6.3    13,996   12.7   15.7
VC-29           6.56      10    1,100  25.0  2,095 6,971   6.3    15.0    150  7,487   6.8    14,468   13.2   16.2
--------------------------------------------------------------------------------------------------------------------
VC-22           4.05      9     1,100  25.0  1,815 6,415   5.8    14.2    150  7,011   6.5    13,426   12.2   15.0
VC-30           6.69      10    1,100  25.0  2,120 7,014   6.5    15.0    150  7,582   6.9    14,596   13.3   16.3
VC-40           4.06      9     1,100  25.0  1,899 6,475   5.9    11.3    150  5,757   5.2    12.232   11.1   13.7
--------------------------------------------------------------------------------------------------------------------
VC-11           6.73      12    1,100  25.0  2,166 7,144   6.5    15.1    150  7,433   6.8    14,577   13.3   16.3
VC-31           7.58      11    1,100  25.0  2,226 7,230   6.6    14.6    150  7,315   6.7    14,545   13.2   16.3
--------------------------------------------------------------------------------------------------------------------
VC-10           5.36      10    1,100  25.0  2,021 6,804   6.2    15.0    150  7,544   6.9    14,348   13.0   16.0
VC-13           6.65      11    1,100  25.0  2,138 7,065   6.4    15.1    150  7,509   6.8    14,574   13.2   16.3
VC-28           6.67      12    1,100  25.0  2,250 7,279   6.6    14.9    150  7,699   7.0    14,978   13.6   16.7
VC-32           6.54      11    1,100  25.0  2,164 7,099   6.5    15.0    150  7,558   6.9    14,657   13.3   16.4
VC-42           5.82      11    1,100  25.0  2,096 6.954   6.3    14.6    150  7,384   6.7    14,338   13.0   16.0
VC-42           6.77      12    1,100  25.0  2,189 7,181   6.5    16.3    150  8,158   7.4    15,339   13.9   17.2
--------------------------------------------------------------------------------------------------------------------
Average         6.14      11    1,100  25.0  2.100 6.977   6.3    14.6    150  7,342   6.7    14,319   13.0   16.0
--------------------------------------------------------------------------------------------------------------------


         Figure 5-33 presents the cumulative frequencies of SAG ball charge as well as power requirements for the SAG and ball mills for the SABC circuit configuration. The dispersion in power requirement is small with relative standard deviations of 3.8% and 6.9% for the SAG and ball mill, respectively. The median, 75th and 90th percentile of ball mill powers are relatively close, ranging between 10,000 and 10,250 hp. Therefore, the 90th percentile value was used for the ball mill design.

         MinnovEx developed a CEET model for the Mirador circuit. The results of the SPI tests as well as the ball mill work indices were used in the model to describe SAG and ball mill hardness. Full details of this are reported in MinnovEx's grinding circuit evaluation report in Appendix C. These simulations were conducted at lower throughputs corresponding to an earlier design tonnage scenario. However, the results are in good agreement with the JK tech simulation conclusions at comparable tonnages.

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         Figure 5-33:  SAG and Ball Mills Power Requirement


         [Graphic Omitted]



         Grinding Circuit General

         Operating days per year - d/a                        365
         Operating schedule - h/d                             24
         Grinding circuit availability - %                    94
         Number of grinding circuits                          1
         Grinding circuit type                                SABC
         Feed rate - t/h                                      1,100
         Ball mill work index (metric Wi)                     15.0
         Impact work index (metric Wi)                        6.00
         SPI index - minutes                                  78.0
         Ai                                                   0.35
         JK A x b                                             35 to 63
         JK ta                                                0.57

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         Primary Grinding

         SAG feed size - K80 um                               77,000
         SAG product size - K80 um                            1,800
         SAG power applied (Ave.) - kWh/t                     6.50
         SAG power applied (Max.) - kWh/t                     7.50
         Number of primary mills                              1
         primary mill type                                    semi-autogenous
         primary mill size                                    32' 0 x 14.25' EGL
         primary mill horsepower                              2 x 5,500
         primary mill motors                                  WRIM
         Primary mill ball charge - % vol -
             nominal operating                                12
         Primary mill ball charge - % vol -
             mechanical design                                15
         Primary mill classification type                     vibrating screen
         Primary mill screen aperture - mm bottom deck        13 x 50
         Primary mill design circulating load - %             30
         Primary mill pebble crusher                          Cone
         Pebble crusher feed size - mm                        65
         Pebble crusher product size - mm                     13


         Secondary Grinding

         Number of secondary mills                            1
         Secondary mill type                                  ball mill
         Ball mill work index (metric Wi) - design            14.5
         Ball mill feed size - K80 um - typical               1,800
         Ball mill circuit product size - K80 um              150
         Ball mill power applied (at pinion) - Ave. kWh/t     7.00


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         Ball mill power applied (at pinion) - Max. kWh/t     8.50
         Secondary mill size                                  24' 0 x 34.5' long
         Secondary mill horsepower                            2 x 6,250
         Secondary mill motors                                WRIM
         Secondary mill circulating load - %                  250
         Secondary mill classification                        hydrocyclone
         Cyclone diameter - mm                                650
         Number of cyclones                                   13 (11 op/2 stby)


         Regrinding

         Rougher concentrate (new feed) - nominal t/h         143
         Rougher concentrate (new feed) -
               process design t/h                             166
         Regrind mill work index (metric)                     13.5
         Regrind mill feed size - K80 um                      125
         Regrind mill product size - K80 um                   25
         Regrind mill type                                    vertical tower
         Regrind mill total motor power installed - hp        2,000
         Number of regrind mills                              2
         Regrind mill circulating load - %                    150
         Regrind mill classification                          hydrocyclone
         Cyclone diameter - mm                                150
         No of cyclones                                       28 (24 op/4 stby)

5.2.4    Flotation

         Rougher/Scavenger Flotation

         Rougher feed solids - %                              33.0
         Rougher feed flowrate - m(3)/h nominal               2,660
         Process design factor                                1.10


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         Rougher/scavenger residence time - minutes           25
         Aeration factor - %                                  10
         Flotation cell volume - m(3)                         100
         Number of cells                                      14
         Number of lines                                      2
         Number of cells per line                             7
         Rougher concentrate - % weight of feed (nominal)     12.9
         Rougher concentrate - % weight of feed
             (process design)                                 15.0
         Rougher concentrate density - wt% solids             30
         Cleaner Flotation

         Cleaner No.1 feed flowrate - m(3)/h nominal          867
         Cleaner No.1 residence time - minutes                20
         Flotation cell volume - m(3)                         50
         Number of first cleaner cells                        8
         Number of cleaner lines                              2
         Number first cleaner cells per line                  4

         Cleaner scavenger flotation time - minutes           20
         Cleaner scavenger cell size - m(3)                   50
         Number of first cleaner scavenger cells              8
         Number of first cleaner scavenger cells per line     4
         Cleaner scavenger concentrate density - wt% solids   25

         Cleaner No. 2 flotation time - minutes               11
         Cleaner No.2 feed flowrate - m(3)/h nominal          136
         Cleaner No.2 volume (aerated) m(3)                   34
         Cleaner No. 2 cell size m(3)                         5
         Cleaner No. 2 No. cells                              7
         Cleaner No.2 concentrate density - wt% solids        30


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         Cleaner No. 3 flotation time - minutes               11
         Cleaner No.3 feed flowrate - m(3)/h nominal          93
         Cleaner No. 3 cell size                              5
         Cleaner No. 3 No. cells                              5
         Cleaner No.3 concentrate density - wt% solids        30




5.2.5    Concentrate Dewatering

         The proportion of fresh feed weight recovered to the final cleaner concentrate will vary with the copper feed grades, as indicated by the relationship shown in Figure 5-26. Based on a design copper head grade of 0.92% the weight recovery of final copper concentrate will be about 2.75%. This results in a process design factor of about 1.25 over nominal production for the concentrate handling facilities.

         Concentrate Thickening and Storage

         Number of thickeners                                       1
         Thickener type                                             conventional
         Feedrate, nominal t/h                                      23.5
         Feedrate, design t/h                                       30.0
         Design factor                                              1.25
         Thickener unit area - t/d/m(2) - design                    2
         Thickener diameter - m                                     20
         Thickener underflow density - % solids                     60



         Concentrate Pipeline Transportation

         Pump type                                                  slurry pump
         Concentrate pumping flowrate - m(3)/h - design             30

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         Concentrate pumping % solids                             56


         Concentrate Filtration and Drying

         Filter plant stock tank capacity - h (nominal)           16
         Number of copper concentrate filters                     1
         Filter type                                              pressure
         Filter feed - t/h nominal                                23.5
         Filter feed - design                                     30.0
         Filter unit area - kg/h/m(2)                             450
         Filter size - area m(2)                                  72
         Final concentrate moisture - %                           9.0
         Copper concentrate storage capacity - d                  5
         Copper concentrate storage capacity - t                  2,760


5.2.6    Tailings Handling

         Process water will be re-used as much as possible around the plant. Tailings flow by gravity to the tailings impoundment.


5.2.7    Water and Air Services

         Fresh water will not be used as process water unless the recycle/reclaim water supply is insufficient. Cooling systems are not considered to be consumption points because the water is continually re-used in a closed circuit.


5.3      Projected Metallurgy and Metallurgical Balance

         A summary of the projected metallurgical recoveries and metal balance from Lakefield's testwork is provided in Table 5-13.

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
          Table 5-13:   Mirador Metallurgical Recoveries and Metal Balance
         -------------------------------------------------------------------------------------------------------
                                                          Shallow
         Ore Type                           Supergene     (Mixed)     Mid-Primary     Deep-Primary    Overall
         Depth/Phase                         (<20 m)    (0-5 yr) #1    (6-10 yr)       (11-15 yr)    (0-15 yr)
         =======================================================================================================
         Copper concentrate grade, %           27.4          30.0         29.2           30.5             29.8
         Copper recovery, %                    88.4          89.8         91.7           92.9             91.2
         Gold recovery, %                      44.2          48.1         46.1           46.2             47.0
         -------------------------------------------------------------------------------------------------------
         Copper losses:
            Rougher tails, %                    7.9           6.7          5.8            5.0              6.0
            Cleaner scav. tails, %              3.7           3.4          2.5            2.1              2.8
         -------------------------------------------------------------------------------------------------------
         Gold losses:
            Rougher tails, %                   27.7          29.2         28.6           34.3             30.2
            Cleaner scav. tails, %             28.1          22.7         25.3           19.5             22.9
         -------------------------------------------------------------------------------------------------------


5.4      Process Description

         The flowsheets, plant layout drawings, and mechanical equipment list are shown in Appendix D.


5.4.1    Crushing

         Run-of-mine (ROM) ore will be dumped from 140-ton mine trucks into the dump pocket of a primary 42" x 65" gyratory crusher. Crushed ore will discharge into a surge pocket below the primary crusher. Ore will be withdrawn from the surge pocket by a 1,370 mm wide x 6.80 m long variable speed apron feeder. The feeder will discharge onto a 1,525 mm wide x 26.1 m long crusher discharge conveyor, which will discharge onto the overland conveyor.


5.4.2    Overland Conveyors

         Two overland conveyors in series will be used to transport coarse ore from the gyratory crusher to the coarse ore stockpile. The first conveyor starts at crusher area and will travel west and into the Rio Tundayme valley before transferring onto the

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         second conveyor. The first overland conveyor is 1,219 mm wide x 4,000
         m long with a vertical drop of 430 m, while the second overland conveyor is 1,219 mm wide x 6,000 m long with a vertical lift of 55
         m. The covered conveyor will be equipped with walkways running along side the conveyor.


5.4.3    Coarse Ore Stockpile and Reclaim

         The uncovered coarse ore stockpile will have a nominal live capacity of 25,000 t, or the equivalent of one day's operation at the throughput rate. Ore will be reclaimed from the coarse ore stockpile using three 1,219 mm wide x 7.2 m long variable speed apron feeders to feed the SAG mill feed conveyor. The 1,067 mm wide x 141 m long SAG mill feed conveyor will deliver ore to the SAG mill. An electronic weigh scale on this belt will send a signal to control the speed of the apron feeders to deliver the required tonnage.


5.4.4    Grinding

         Ore will be ground in two stages to produce a product suitable for flotation. The first stage will be a 32 ft 0 x 14.25 ft (effective grinding length) semi-autogenous grinding mill driven by two 5,500 hp wound rotor induction motors. The SAG mill discharge is classified with a vibrating discharge screen: the undersize passes through to the cyclone feed pumpbox where it is combined with the ball mill discharge, while the oversize is transferred via a series of conveyors and pebble crusher back to the SAG mill feed.

         The cyclone feed pumpbox slurry is classified by a cyclopac consisting of thirteen 650 mm 0 cyclones (11 operating, 2 standby), which produce a 150 um P80 product. The cyclone underflow is sent to the second stage of grinding, which will consist of one 24 ft 0 x 34.5 ft long ball mill driven by two 6,250 hp wound rotor induction motors. The ball mill discharges into the cyclone feed pumpbox. Two 28" x 26" variable speed pumps (one operating, one standby) will be used as cyclone feed pumps.

         Cyclone overflow, at 33% solids and with a P80 of 150 um is sent to the flotation circuits.

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5.4.5    Flotation and Regrinding

         Grinding circuit cyclone overflow will gravitate to a rougher flotation distributor that splits to two rows of seven 100 m(3) rougher flotation cells providing 25 minutes of residence time. Rougher concentrate will be combined with cleaner scavenger concentrate and pumped to the regrind circuit. Tailings from the rougher flotation circuit will gravitate to the rougher tailings box before it is discharged by gravity to the tailings management facility.

         The primary regrind circuit will consist of two 1,250 hp regrind tower mills in closed circuit with a cyclopac consisting of twenty-eight 150 mm 0 cyclones (24 operating, 4 standby). Cyclone underflow will return to the regrind mills, while cyclone overflow is combined with 2nd cleaner tailings and pumped to the cleaner flotation circuit.

         The 1st cleaner flotation circuit consists of two rows of eight 50 m(3) cleaner/scavenger flotation cells (4+4) in series and provides 40 (20+20) minutes of residence time. The 1st cleaner concentrate is pumped to the 2nd cleaner circuit, while the 1st cleaner scavenger concentrate is returned to the regrind circuit. The 1st cleaner tailings will gravitate to the cleaner tailings box before it is discharged by gravity to the tailings management facility.

         The 2nd cleaner circuit consists of one row of seven 5 m(3) flotation cells and provides 11 minutes of residence time. The 2nd cleaner tailings is returned to the 1st cleaner feed pumpbox, while the concentrate is pumped to the 3rd cleaner circuit.

         The 3rd cleaner circuit consists of one row of five 5 m(3) flotation cells and provides 11 minutes of residence time. The 3rd cleaner concentrate represents the final mill copper concentrate, which is pumped to the concentrate dewatering circuit. 3rd cleaner tailings is combined with the 1st cleaner concentrate, and returned to the 2nd cleaner circuit.

         Key samples from the flotation process will be sampled automatically and pumped to an on-stream analyser on the flotation floor. The five streams that will be sampled and analysed include the grinding cyclone overflow, rougher concentrate, rougher scavenger tailings, final concentrate, and cleaner scavenger tailings.

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5.4.6    Concentrate Dewatering

         Final concentrate will be thickened to 60% solids in a 20 m diameter concentrate thickener. The concentrate thickener overflow will be recycled to the process water tank. The thickened final concentrate will be pumped through a concentrate pipeline to the filter building.

         At the filter building, the concentrate will be stored in a storage tank before it is pumped to the concentrate pressure filter, which has a discharge product containing 9% moisture. Filtrate is directed to the tailings management facility. The pressure filter product is conveyed to a concentrate storage area and trucked to market.


5.4.7    Concentrate Loadout

         Covered storage for about 2,764 t of concentrate (5 days) is provided. Trucks will be loaded by front-end loader.


5.4.8    Tailings Disposal

         Cleaner scavenger tailings and rougher tailings will flow by gravity through their respective floor launders into their respective tailings boxes. These two tailings streams will exit the facility by gravity to the tailings management facility.


5.4.9    Water Systems

         The concentrator will use two kinds of water: fresh water and process water. Fresh water will be used for reagent mixing, process pump gland water, and cooling water for lube systems. The total projected use of fresh water at the concentrator is 90 m(3)/h. A dedicated fresh water tank with a retention time of four hours will be located at the concentrator. The source of fresh water will come from water wells located approximately 1 km away from the plant site.

         Process water will be used primarily in the grinding, flotation, and regrind circuits. The total projected use of process water at the concentrator is 2,296 m(3)/h. A dedicated

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         process water tank with a retention time of half hour will be located adjacent to the fresh water tank at the concentrator.

         Reclaim water from the tails impoundment dam is used to provide the bulk of the process water requirements as well. The other source of process water comes from the copper concentrate thickener overflow, which amounts to 51 m(3)/h.


5.4.10   Reagent Handling Systems

         The reagents consumed in this project are:

         o   quicklime, with an annual consumption of:

             -  11,500 t/a for first year

             -  6,700 t/a from Year 2 onwards

         o   collector No.1: Xanthate, with an annual consumption of 275 t/a

         o collector No.2: Aerophine 3894, with an annual consumption of 185 t/a

         o   frother: MIBC, with an annual consumption of 185 t/a

         o   Flocculent, with an annual consumption of 10 t/a.


5.4.11   Plant Services

         Air Supply

         Both low-pressure flotation air and compressed air will be supplied to various areas of the plant.

         Low-pressure air is required for the flotation circuits at the concentrator. This will be provided by two low-speed centrifugal blowers, each capable of delivering 30,000 m(3)/h. Only one unit will be needed at any one time, with the other serving as a spare.

         Compressed air is required for the pressure filters at the filter plant. An air pressure of 2,000 kPa is required for diaphragm pressing, and 900 kPa is required for air-drying

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         the concentrate cakes. The pressing compressor will supply a total
         762 m(3)/h of compressed air, while the drying compressor will supply 1,476 m(3)/h.

         Compressed air will also be provided to various outlets for general service throughout the plant. Use areas will include the lime dust baghouse shaker, pneumatic maintenance tools, and a coalescer that can supply instrument air as needed. Most instrument air will be provided by a dedicated oil-free compressor; the air supply will be processed through an electric air dryer before being delivered to the plant loop.

         All blowers and compressors will be equipped with inlet filters to keep out ambient dust.


         On-Stream Analyzer

         An on-stream X-ray analyzer will be provided to measure the metal contents of various process slurries throughout flotation circuits. Slurry samples will be collected from the critical streams on a continuous basis by pressurized pipe samplers and pumped to the on-stream analyzer multiplexers. Sample flows exiting the multiplexers or analyzer chamber will be directed to a set of pumps for delivery back to the appropriate location in the flotation circuit.

         To ensure proper metallurgical control of the flotation circuits, the following sample points will be established:

         o   flotation feed

         o   copper rougher concentrate

         o   copper rougher tailings

         o   copper cleaner-scavenger tailings

         o   final copper concentrate.

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         Automation

         o Motor Control - Motor operations will be monitored remotely by the PLC. A remote input/output (I/O) rack in each MCC section will be connected to the motor panels so that status signals and amperages will be available on the plant communication bus.

         o Interlocks - Most of the safety and process interlocks will be triggered through the PLC. Only pull-cord switches on conveyors will be connected directly to the motor starter control circuit. Interlocks for drives with auxiliary support systems (e.g., lube systems for primary mills, gyratory and pebble crusher, tower Mills, pressure filters) will be provided by the equipment supplier as part of the control circuit. This will include the necessary data outputs to the plant loop for remote monitoring of status and alarms.

         o Instrumentation - Instruments will be electronic type with "smart" functions, whenever feasible. The use of intelligent transmitters will allow much of the basic control capabilities to be delegated to the instrument level, reducing the number and size of I/O points tied to the central controllers. This approach will also minimize field-wiring requirements and provide the capability for instrument diagnostics, remote calibration, and downloading of control algorithms.

         o Field-mounted switches will be avoided as much as possible because they cannot provide feedback to the plant control loop.

         o Cabling - Primary and final control elements will be connected to the field-mounted junction boxes with multi-conductors and multi-pair cables. The EEMAC-4X junction boxes receiving these signals will then connect to the distributed controllers via a fibre-optic-based data communications link.

         o Controller Communications - Inter-controller communications will be carried out on a data highway using fibre-optic links. The highway will cover the mill facilities, crushing station, fresh water pumping stations, filter plant, and tailings pond area. The fibre-optic links will permit communication between the configuration, alarming and archiving consoles of the control network and the operator interface units (OIU). Personal computers will have local and remote access to monitor the status

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             of the plant operation. Although technically feasible, remote activation of plant equipment will not be permitted.

         o Communications Systems - The communications systems at the mill site will include a fixed-line telephone system, a local area network (LAN) for the site computers, portable radios for operators and in mobile equipment, and the fire protection system.


5.4.12   Process Control Philosophy

         The control system for the processing plant will consist of distributed controller architecture tied by fibre-optic links to a central PC to provide OIU (operator interface unit), alarming and reporting capabilities. The mill instrumentation personnel will be responsible for programming the controllers and maintaining the hardware. Some of the major equipment will have dedicated on-board PLC-based control systems that can be accessed by the plant-wide control system. The general aspects of the major process control loops are described in the following subsections.


         Crushing

         The crusher package provided by the vendor will include a PLC tied to all protection alarms. The PLC will monitor the operating status and metre amperages of the equipment in the crushing area. Measured process variables will include crusher discharge pocket level, discharge feeder speed, and radial stacker conveyor position. Other protective devices will include traffic light switches to permit truck dumping into crusher feed pocket, low-speed and side-travel switches on the conveyors, pull-cord interlocks for the conveyors and the apron feeder, a high sump level switch, air compressor pressure and temperature switches, and a differential pressure switch on the dust baghouse.

         An air-conditioned control booth equipped with an OIU will be provided for the crusher operator. Cameras will allow the operator to monitor the status at the discharge apron feeder outlet, the transfer point between the two conveyors and the discharge point of ore onto the stockpile.

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         The data generated in the crusher area will be fed to the central plant control computer, which will allow the crusher operator to monitor and interface with the rest of the plant.


         Ore Reclaim

         Feeder speed will be used as the control variable to achieve consistent tonnage, based on feedback from a conveyor scale. Throughput will be determined by the SAG mill charge level and power draw.


         Grinding

         Grinding circuit control will be based on a local PLC/DCS hybrid controller with extended analog capabilities. The vendor packages for the SAG and ball mills will include PLC-based data gathering systems to collect and relay all equipment protection outputs to the plant controller. Basic protection will include data on flow, pressure, temperature, and motor RTD, as well as filter differential pressure switches on the lubrication systems. The DCS will pass all motor status and amperage information through to the MCC (motor control centre). The overall operating strategy for the grinding area will be to maximize the tonnage throughput until a power draw limitation occurs on one of the mills or the target grind size of150 um P80 cannot be met.

         The control system for the SAG mill circuit will control the throughput to meet the limitations of the downstream circuits, especially flotation circuit, when processing high feed grades. Basic stabilizing control measurements will include the SAG mill charge, as determined by trunnion bearing pressure and an acoustic device; and SAG mill discharge pumpbox level. Valves for water addition to the discharge pumpbox, SAG mill feed chute and vibrating screen deck will be automated.

         In the ball mill circuit, control measurements for stable operation will include ball mill discharge pumpbox level, cyclone feed, slurry density and pressure, and cyclone overflow slurry density. Six of the cyclones will have remote operating capability (cyclones installed c/w automated isolation valves with limit switches) to maintain the

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         pumpbox level within an acceptable range despite varying circulating loads and process tonnages. The cyclone feed pumps will be variable speed to maintain the feed pressure to the cyclones within an acceptable range and meet the grind size target.


         Regrinding

         The required power draw for each regrinding application will depend on the tonnage of feed material presented to the individual Tower mills. The cyclone feed pumps will have variable-speed motor controllers to maintain the feed pressure to the cyclones for efficient classification. A pressure transmitter will provide the required feedback signal. One-third of the operating cyclones will be automated and have isolation valves equipped with limit switches to permit remote operation per the pumpbox level controller signal.

         To ensure the proper grind is being attained, the P80 of cyclone overflow samples will be measured in the laboratory; the measured value will be plotted in a calibration curve against the calculated kWh/t draw when the sample was extracted. This will allow the power draw setpoint to be adjusted for each ore type processed, so that the system becomes fine-tuned over time.


         Flotation

         Each flotation cell will be equipped with a manual airflow control valve, and each bank will have an airflow metre and automatic valve to maintain the air volume, even under fluctuating demand conditions in other areas of the plant. Each bank will have an ultrasonic pulp level monitor to pneumatically actuate the dart valves in the cell connection and discharge boxes.

         In the flotation circuit, pH meters will be provided for the first and fifth rougher cell, the first cell of the first cleaners and the second copper cleaner conditioner, the second cleaner-scavenger connection box, and the third cleaner connection box.

         The metal content of five critical streams will be sampled and assayed continuously by the on-stream analyzer (OSA). Calculated recovery data will be provided to the

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         operators to assist them in optimizing the metallurgy. The primary control variables for steady operation are airflow rates and pulp levels. Optimum reagent addition rates can be determined from the monitoring data.

         The flotation control system will incorporate separate OIUs.


         Concentrate and Tailings Dewatering

         The concentrate thickener will be equipped with bed level sensors, rake motion sensors and torque transmitters and nuclear density gauges on the underflow pipes. A position monitor with limit switches will enable remote monitoring of the thickener rake elevation and direction of movement. The overflow pumpbox and sump pump pit will have conductivity-based high-level switches. Underflow pumps will have variable-speed drives.

         The pressure filter will include a PLC-based control system supplied by the vendor that will monitor all protective and operational instrumentation and motor status. The entire filtration cycle will be controlled by a number of preset logic timers dictating the slurry feed duration, the pressing sequence and the air-drying sequence. The operators in this area will be responsible for the tailings handling operation as well as concentrate dewatering. One OIU will be provided to integrate the I/O and control requirements for all the functions within these areas.


         Water Systems

         The process, and fresh water tanks will be equipped with ultrasonic level controllers for on-line indication of the water inventory. Flow meters will be installed on the multi-stage horizontal pumps used to deliver water to the processing areas. Flow meters will also be installed on the fresh water well discharge and the reclaim pump discharges.

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         Reagent Systems

         Diluted reagents will be distributed via a pressurized loops. Pressure feedback in the line pressure will control the addition valve. Small magnetic flow metres will be used to compare the actual flows with the required reagent quantities, as calculated from the consumption setpoints established by the operator.

         The flotation operator will determine and control the reagent addition rates by assessing the assay information provided by the on-stream analyzer.


         Plant Air Services

         The plant air services will include compressed and instrumentation air supplies and the flotation blowers.

         The compressors will be equipped with inlet air filters and will discharge into air receivers. The compressor motors will be equipped with protective instrumentation such as RTD. Motors above 150 kW will also have RTD's on their lubrication systems and vibration monitors. The air receivers will have pressure transmitters and automated drain valves.

         Similar instrumentation will be provided for the flotation blowers. To maintain the air pressure at the required setpoint despite variations in air moisture, temperature, or flow requirements, a bypass line will be provided to vent excess air to the outside.

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6.0      MINE SITE INFRASTRUCTURE

6.1      Site Location Options

         The Mirador Project site is located in rugged terrain, characterized by low mountains with steep slopes, and narrow ravines associated with drainage systems. The area is heavily forested.

         Six locations were examined as possible sites for process facilities, two sites were examined as possibilities for the crusher, and seven locations were examined as alternatives for the tailings facilities. These locations were examined by AMEC, Corriente, KP, and Merit personnel during field investigations.


6.1.1    Tailings Impoundment Location

         The following criteria were considered when locating the tailings impoundment site.

         o Dam Stability - The tailings dam should be stable with minimal risk of failure considering foundation, flooding, seismic activity and construction materials.

         o Aesthetics - The tailings dam should be located, constructed, operated, reclaimed and closed in a manner that minimizes the effects on the community and the environment as much as practical.

         o Economics - Location and construction of the tailings dam should consider construction, operation, and closure costs.

         o Water Quality - The location, construction, operation, reclamation, and closure of the dam should consider water quality from dam discharge and seepage.

         o Watershed - The dam and impoundment should be located in a watershed that is adequate to contain the volume of tailings generated over the life of the mine and in a watershed that requires minimal routing or flow through of water runoff.

         Knight Piesold in their report entitle Initial Tailings Storage Site Alternatives Study, Ref. No VA201-00078/1-1, dated 17 February 2003, and included in Appendix F, identified seven alternative tailings storage locations within 5 km of the Mirador deposit.

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         The most suitable site examined by Knight Piesold, site T1 on Figure
         6-1, was rejected as it would have required relocation of the community of San Marcos. The other sites examined by Knight Piesold were felt to be unsuitable due to the need for major river diversions and/or unacceptable foundation conditions. An examination of the upper Tundayme Valley found a suitable site, confined by a bedrock ridge, where the Tundayme River flows through a steep-sided, narrow canyon, site T2 on Figure 6-1.


         Figure 6-1:  Facilities Location Options

         [Graphic Omitted]


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         The volume behind the proposed dam was found to be adequate to hold the anticipated volume of tailings, with ample potential for future expansion. However, a tailings impoundment in this area would have resulted in a flow through dam structure. While water modelling showed the discharge water should be compliant with recognized discharge regulations, the concept was unique and was therefore rejected. A third location, site T3, was investigated approximately 11 km west of the mine area, in the Pangui valley. The positive features of the site over the other locations considered are:

         o   suitable foundation conditions with residual (sandstone) soils

         o small catchment area and site characteristics that enable the construction of a zero discharge tailings impoundment

         o the close proximity of the plant site to the tailings impoundment allows for separation and separate submerge disposal of the potentially acid generating high sulphide cleaner tailings (which are about 10.3% of the feed weight), thereby preventing oxidation

         o the tailings embankment will be raised with centreline construction using cycloned tailings This will reduce upfront capital costs due to the small starter embankment requirements

         o minimizes displacement of residents and reduces visual and noise impacts to communities.


6.1.2    Crusher Location

         To minimize mine truck haul costs, the crusher is located near the pit. Considering the topography there were only two possible locations, which were readily accessible from the pit, and provided a good alignment for the overland conveyor to the process plant. Location C1 was developed for process plant options P1, P2, P3, and P6, and location C2 was more suitable for plant locations P4 and P5.

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6.1.3    Process Plant Location

         Originally, sites P1, P2, and P3 were examined. P3 was proposed because it was close to the pit and the proposed crusher, thereby eliminating the need for an overland conveyor. However, P3 was rejected because of the amount of cut and fill necessary to create the platform for the plant and to construct the access road. P2 was examined as it was close to tails impoundment area T1 and had good topography. However, P2 was rejected because transportation of the ore to the plant, either with trucks or with an overland conveyor, would be more expensive than for location P1. Location P1 was selected as the most suitable plant location because the topography was not difficult, the conveyor alignment from the crusher located near the pit was not difficult, access to the main highway, along the Wawayme river valley was easy, and the tails line would be a gravity line.

         When tails impoundment area T1 was rejected, plant locations P1, P2, and P3 were rejected, as it would require pumping of tails several kilometres up hill. Therefore, locations P4 and P5 were examined. Both locations required construction of a new access road, the most suitable route being a branch from the existing Condor road. The main difference between the two locations was topography and distance from the tails dam. Location P4 was higher, located on the ridge above the pit between the Wawayme and Tundayme river valleys. This resulted in a longer access road and higher power requirements for the crushed ore conveyor and reclaim water pumps. Location P5, being lower, had reduced power requirements and a cheaper access road. As well, the site cut and fill was less for P5. Therefore, location P5 was selected as the most suitable location should the tailings impoundment area be T2.

         When tailings site T2 was rejected and site T3 was selected, plant locations P4 and P5 were no longer suitable. Location P1 would have been suitable, but that would have required pumping tailings approximately 14 km to the discharge points. The other alternative was to convey crushed ore to a new process plant area located just above site T3. It was felt that conveying crushed ore was preferable from an operations and environmental perspective so plant site P6 was selected as the most suitable location.

         The overall site layout is shown in Figure 6-2 and the project drawings in Appendix D.
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6.2      Site Development

         The administration, services, process, and concentrate filtration facilities will be located near the tailings facility, within easy access to the road to the coast. The crushing and mine maintenance facilities will be located on a bench about 1 km from the western edge of the ultimate pit. Ore from the crusher will be conveyed to the north and west to the concentrator in the Pangui Valley. The concentrator is located above the tails impoundment area, allowing for gravity flow of tailings and minimizing the pumping requirements for reclaim water.

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         Figure 6-2:  Overall Site Layout


         [Graphic Omitted]



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6.2.1    Geotechnical Investigations

         Preliminary geotechnical investigations have been carried out to assess foundation conditions at the various sites. Geotechnical characterization was carried out by surficial geological mapping; mapping of soil exposures in stream beds, hand-dug test pits and cut slopes, and borehole drilling. The borehole investigations were carried out using portable diamond drilling equipment, which yielded disturbed cores of soils and underlying bedrock. The cores were logged and photographed, and representative samples taken. Samples were shipped to the laboratories of Caminosca in Quito for geotechnical testing. The quantities of geotechnical investigations are summarized in Table 6-1, and the geotechnical reports are included in Appendix E.

         Geotechnical investigations for the proposed Pangui TMF are currently underway. These investigations include 19 drill holes and 42 test pits to assess both embankment founding conditions and construction materials.


         Table 6-1:   Summary of Geotechnical Investigations
         -----------------------------------------------------------------------
                                                                       No. of
                                                                       Stream
                                       No. of       No. of            Beds/Test
         Component                  Drill Holes   Piezometers        Pits Logged
         =======================================================================
         Open pit                        6             5 (vw)                 0
         Crusher                         1             0                      0
         Waste dump                      0             0                     15
         Plant/admin area               13             0                      2
         Tailings dam                   19             8 gwm, 11 p           27
         Tailings dam borrow areas       -             -                     15
         -----------------------------------------------------------------------
          Note: vw = vibrating wire piezometer
                gwm = 2" PVC groundwater monitoring wells p = 1" PVC piezometers


         Concentrator/Administration Area

         The geotechnical investigation showed the ground in the concentrator / administration area is adequate to support the proposed structures. Colluvial soils covers the area ranging in depth from 1 m to 10 m. In the area proposed for the mills, the colluvial soil
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         is about 1 m to 2 m deep, below which is residual soil transitioning to weathered sandstone. The water table varied from near surface to approximately 5 m below.


         Crusher Area

         No detail geotechnical field investigation was carried out in the immediate crusher area; however, geotechnical investigations were conducted for the pit area to the southeast. One borehole, M 62, is located on the same ridge as the crusher, about 400 m to the south. Based on a review of the core photographs, the elevation of competent rock is about 1,272 m. Since the bottom of the crusher will be at El. 1225, it is expected to be founded in good rock, if the geology at the actual crusher site is similar to that represented by borehole M62.


6.2.2    Site Preparation and Foundation Design

         Administration Area

         The in situ soils underlying the proposed maintenance, offices and accommodation facilities consist of granular soils. Footings for these structures can be constructed on the undisturbed dense soils on structural fill materials placed directly over top of these deposits.


         Crusher Area

         Relatively competent rock for the crusher structure foundation is present at depths of over 20 m to 25 m below ground surface. The cut for the crusher structure is in this range, therefore it is anticipated that the crusher structure will be founded on competent material with design bearing pressures in the order of 150 kPa to 250 kPa.


         Concentrator Area

         Relatively competent soils for building foundations is present at depths of over 5 m, therefore the entire area is stripped to below 5
         m. Cut slopes are at 2H:1V due to the loose nature of the overburden soil.
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6.2.3    Aggregate and Borrow Sources

         The aggregate and borrow sources are summarized in Table 6-2.


6.3      Plant Site Drainage

         Run-off from the concentrator/administration area will be directed toward the tailings impoundment facility, located directly downstream from the area.

         Run-off from the crusher area will be directed to the sediment control ponds located below the waste dumps.
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
Table 6-2:    Summary of Borrow Sources
---------------------------------------------------------------------------------------------------------------------
Application               Material        Estimated Volume          Source          Processing       Extent of
                                               (m(3))                                              investigations
=====================================================================================================================
Concrete            Coarse aggregate            5,000       River deposits near    Crush and    Visual observations
                                                            confluence of Quimi    screen
                                                            and Tundayme rivers

Concrete            Fine aggregate              5,000       River deposits near    Screen       Visual observation
                                                            confluence of Quimi
                                                            and Tundayme rivers

Sedimentation       Compacted impervious      100,000       Open pit overburden    Visually     Laboratory testing
 ponds              fill                                    stripping              select       carried out on
                                                                                   finer        samples from drill
                                                                                   materials    pads and drill core

Tailings starter    Low permeability          440,000       Source from within     Visually     Currently underway,
 dam                soils                                   tailings impoundment   select       42 test pits and 19
                                                                                                drill holes

Plantsite fills     General fill               20,000       Plant site area        Crush and    Drill holes and
                                                            stripping              screen       test pits
---------------------------------------------------------------------------------------------------------------------


6.4      Site Roads

         Two types of roads will be constructed at the site:

         o haul roads for mining truck traffic hauling ore to the crusher and waste rock to the dump site

         o access roads to provide service/maintenance vehicle access to the crusher area and the concentrator area.


6.4.1    Haul Road

         The ore haul road is approximately 1 km and connects the open pit with the crusher. The road to the waste dump is approximately 1.6 km. The road is a minimum 22 m wide, sized to accommodate two-way traffic of mine haul trucks. The road will be constructed of mine waste, with drainage and culverts to direct run-off water away from the road and the waste dumps.

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6.4.2    Site Access Roads

         A new 2.6 km road will connect the concentrator/administration area to the main highway at Paquintza. Existing secondary roads connect the highway to the village of San Marcos, just below the deposit. From San Marcos a 3 km section of road up the Wawayme valley will be upgraded and a new 5.3 km extension will climb to the pit area, see Caminosca's report in Appendix E.

         The access roads to the concentrator/administration area and to the crusher area will have a running surface of approximately 7.2 m and will be designed for highway trucks.

         Secondary site roads to access wells, tailings facilities and the overland conveyor will be rough four-wheel drive roads design for infrequent maintenance access.


6.5      Site Facilities

         The site facilities will be distributed over the two main areas of the property. The main entrance for the site will be via a gatehouse and weigh-scale at the concentrator/administration area, layouts are included in Appendix D.


6.5.1    Concentrator/Administration Area

         o   administration and engineering offices

         o   assay laboratory

         o   warehouse, and storage yard

         o   change house

         o   concentrate filter plant

         o   concentrate storage shed

         o   fuel storage

         o   gatehouse and weigh-scale

         o   coarse ore stockpile

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         o   concentrator, including internal offices, shops and washrooms

         o   main substation

         o   reagent mixing

         o   first aid room (internal to concentrator)

         o   lunchroom (internal to concentrator).


6.5.2    Crusher Area

         o   primary crusher station

         o   heavy vehicle repair shops

         o   mine offices

         o   mine warehouse

         o   first aid room

         o   lunchroom

         o   washrooms

         o   fuel tank.


6.5.3    Concentrator/Administration (Dwg. A1-142314-100-C-0012)

         Administration and Engineering Offices

         The offices complex will have a total floor area of 1,250 m(2) and provide space for individual staff offices, meeting/training rooms, toilets, storage, and safety and first aid facilities.


         Assay Laboratory

         A separate, stand-alone, single-story building adjacent to the administration and engineering offices will house the laboratory. The laboratory will have 600 m2 of floor space and be equipped with facilities for sample preparation, assaying, atomic

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         absorption testing, and environmental testing along with supporting sample and chemical storage rooms. Offices are provided for senior laboratory personnel.


         Warehouse and Storage Yard

         A separate building is provided for warehousing activities. The warehouse will have an internal clear height of 8 m and be clad with sheet metal. Additional uncovered storage of about 2,000 m(2) will be provided in an adjacent fenced compound. No repair shop is provided at the plant area as all major repairs will be done by shops in the surrounding towns. Small work areas and shops will be provided in the concentrator.


         Change House

         The concentrator and maintenance personnel will be provided combined change facilities. Employees are provided with separate clean and dirty lockers, shower and lavatory facilities. Separate locker rooms are provided for hourly paid employees, staff, and women. The building also includes a deployment area for daily task assignment.


         Fuel Storage

         The fuel storage facility will be adjacent to the main access road, in the administration area. Diesel fuel and gasoline will be stored in tanks provided by the fuel supplier. The tanks will be in a lined and bermed containment area; the gross contained volume will be 110% of the tank capacity. A lined dispensing apron and spill collection sump will be provided where fuel is transferred to the storage tanks or loaded into haul trucks for transport to the crusher area.


         Gatehouse and Weigh-Scale

         A gatehouse and truck weigh-scale will be located at the main entrance to the administration area, for traffic and concentrate inventory control. The entire perimeter of the administration area will be fenced.

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         Coarse Ore Stockpile Structure

         The coarse ore stockpile will be an open structure, with no cover. A concrete structure under the pile will house the reclaim equipment and provide a means to drain water from the pile. An emergency escape tunnel will be provided.


         Concentrator Structure

         The concentrator building will be a steel structure on reinforced concrete foundations. The building will have a roof and cladding extending part way down the walls, to limit rainwater inflow to the building.

         Internal offices and rooms will be provided for operators, first aid, lunchroom, ablution facilities, and maintenance.


         Reagent Mixing

         Adjacent to the concentrator, the reagent mixing building is a steel frame structure on reinforced concrete foundations, with a roof but excluding wall cladding. The building will house the reagent mixing and holding tanks and distribution piping. Limited storage space will be provided as the reagents are brought over on a regular basis from the warehouse in the administration area.


         Compressor/Blower House

         The compressor/blower house is a concrete block structure adjacent to the concentrator. The structure is completely enclosed due to the noise associated with the compressors and blowers.

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6.5.4    Crusher Area (Dwg. A1-142314-100-C-0013)

         Crusher Station

         The crusher station will be a concrete and steel structure set into the side of the hill. The central core housing the crusher will be concrete, the service section will be steel on reinforced concrete foundations. There will be a roof over the crusher dump pocket to support the maintenance crane and reduce the amount of water from rainfall entering the ore pocket and structure. A reinforced earth retaining wall will extend out from the crusher structure to stabilize the area around the structure.


         Mine Maintenance Facility

         A mine equipment maintenance, dry and mine office complex will be built by the mining contractor near the crusher and pit. The facility will have three main sections:

         o the truckshop will be a high-roofed, open-sided, five-bay structure for maintenance of pit haul trucks, dozers and other heavy equipment

         o the mine, office, and light vehicle shop will back onto the truckshop and have a lower roofline

         o   the mine office and dry will be a one-storied section.


         Mine Area Fuel Storage

         Place for a mine fuel storage facility will be provided adjacent to the access road, next to the maintenance facility. The fuel will be supplied by the mining contractor. Fuel will be stored in a lined and bermed containment area; the gross contained volume will be 110% of the tank capacity. A lined dispensing apron and spill collection sump will be provided where fuel is transferred to the storage tanks or loaded into trucks.

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6.5.5    Utilities and Services

         Sewage Treatment

         Sewage from the administration area will be pumped to a treatment facility. The package will be sized for 110 people and will meet government discharge regulations.

         Sewage from the crusher area and the concentrator area will be collected and sent to septic tanks and leach fields.


         Potable Water

         Potable water will be supplied to the two areas from raw water tanks via packaged water treatment plants and stored in a potable water tanks. Design of the water treatment plant, potable water tank and distribution system is based on a maximum site population for each area and an average daily demand per capita of 380 L. The treatment plants will be a prefabricated, skid-mounted package complete with sediment filters, ultra violet units, and chlorine addition.


         Solid Waste Disposal

         All garbage, including domestic and office refuse, will be disposed of in the mine waste dump area. Sludge from the sewage plant and the water treatment plant will also be placed in the mine waste dumps.


         Fire Water

         Firewater will be provided to all areas. The systems are sized to provide two hours of demand at 227 m(3)/h. The firewater tanks are situated to provide gravity feed to a dedicated firewater ring main around the facilities. Fire hydrants, hose reels, and hand held fire extinguishers will be provided at strategic locations throughout the site.

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6.6      Water Supply

         Fresh water is readily available at all times of the year at both sites. Approximately 10 m(3)/h is required for potable and service use at the crusher area and 90 m(3)/h is required at the concentrator / administration area.

         Fresh water for the crusher area will come from creek catch basins located in the hills above. At the crusher area the diverted creek water will be gravity fed to combined firewater/fresh water tank located about 100 m above the facilities. Water from the supply tank will flow by gravity to the facilities. Water for potable use will be drawn from the fresh water distribution system, treated, and distributed as required.

         Fresh water for the concentrator/administration area will come from wells located about a kilometre away near the Zamora River. The water will be pumped to a fresh water tank at the concentrator from where it will be distributed around the site. The firewater tank at the concentrator/administration area will be located on the hill above the facilities. It will be filled during the construction period. Should the tank be emptied, it will be re-filled by connecting a portable pump to the concentrator reclaim water system and pumping up the fire water line to the tank.

         Reclaim water will be used for the bulk of the process make-up water required at the concentrator. The reclaim water will be pumped to the reclaim water tank at the concentrator, from which it will be distributed for various uses.


6.7      Power Distribution

6.7.1    Power Supply

         Electrical power demand for the project is estimated to average 28.3 MW. This is split between the following:

         o   crusher site..........................................0.6 MW

         o   concentrator.........................................24.8 MW

         o   filter plant..........................................0.5 MW
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         o   water supply and distribution.........................1.4 MW

         o   ancillary facilities..................................1.0 MW

         The figure for the concentrator takes full credit for the regenerative capability of overland conveyor No. 1 at an efficiency of 93%.

         A 13.8 kV power supply is to be provided by others at the concentrator site. From here it is taken to the main 13.8 kV switchgear line-up in the concentrator indoor electrical room. Power is distributed from here. One 13.8 kV overhead line feeds the reclaim water pumps and another the crushing plant with drop-offs to the fresh water wells, conveyor transfer station and mine site conveyor electrical room. A
         13.8 kV cable feeds the mill site conveyor electrical room. Power is transformed at these sites to 4160 V and 480 V as required. 4.16 kV cable feeds are taken from the mill 4160 V MCC to the filter building and concentrate storage, administration building and repair shops. Further 480 V feeds are taken from these areas for low-level power requirements at the gatehouse, truck scale, warehouse, fuel tank farm, and laboratory.

         The concentrator 13.8 kV switchgear line-up contains starters for the SAG and ball mill motors and feeder breakers for the 480 V mill unit substations feeding the low voltage MCCs.

         Power factor correction is provided for correcting to approximately
         0.95 lagging and has been accomplished by the use of two, individually switched, 3 MVAc capacitor banks connected to the bus at the main 13.8 kV switchgear line-up.

         The single line diagram A1-142314-100-E-0001 shows the intended power scheme down to the low voltage busses, indicating transformer ratings and medium voltage motor starters.

         It is assumed the 13.8 kV system is appropriately grounded by the power supplier at his mill site substation. The 4160 V and 480 V systems are resistance grounded with ground fault currents limited to 25 A and 5 A respectively.

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6.7.2    Emergency Power

         In the event of a power failure, automatic start, 480 V generators have been provided at the concentrator, crusher, and administration building to provide emergency power. Critical drives such as thickener mechanisms and underflow pumps may be run as well as some lighting, communications equipment and the control system. Drives that require connection to emergency power supplies are designated on the load list in Appendix D. The generator at the administration building will provide power to essential drives and services in the filter building, warehouse, gatehouse, and vicinity.

         The generators have automatic transfer switches and 8-h capacity diesel fuel tanks.


6.7.3    Distribution Voltages

         Step-down transformers are utilized to produce power at the following voltages for distribution to the electrical loads (other than the mill motors).

         o   site distribution................................13.8 kV and 4.16
                                                              kV, 3 phase

         o   motors over 200 kW...............................4.16 kV, 3 phase

         o   motors 0.5 to 200 kW.............................480 V, 3 phase

         o   motors up to 0.5 kW..............................240 V, single phase

         o   lighting.........................................240 V or 120 V,
                                                              single phase

         240 V and 120 V single phase supplies will be derived from 600 V to 240/120 V transformers located in the appropriate electrical rooms.


6.7.4    Electrical Rooms and Transformers

         These are located as near as possible to the major electrical loads. The main ones are located in the concentrator, the crusher, and the filter plant site. 4160 V and 480 V step down transformers are outdoor, oil filled type with the exception of the 480 V at the concentrator which are indoor, dry type. The 480 V transformers at the mill site are incorporated into unit substations each feeding three MCCs.
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6.7.5    Electrical Distribution Equipment

         Distribution equipment will be rated as follows.

         o   site power distribution.....................13.5 kV in 15 kV rated switchgear and 4.16 kV
                                                         in 5 kV rated
                                                         switchgear

         o   motors over 200 kW..........................4.16 kV in 5 kV rated switchgear/starters,
                                                         motors to be 4 kV rated

         o   Motors 0.5 to 200 kW........................480 V motor control centres, motors to be
                                                         460 V rated.

         The electrical distribution equipment will consist of switchgear, starters, and feeder breakers for the motor and non-motor loads in common lineups. Lighting and small power applications will be fed from power panels as required, located in the electrical rooms.


6.7.6    Mill Motors

         The SAG mill is driven by two 4.1 MW and the ball mill by two 4.66 MW,
         13.8 kV, wound rotor induction motors. Those on the SAG mill are capable of operating, at variable speeds. The inrush on these drives will be limited to 150% to 160% by the rotor resistance. They are connected to the mills without the use of a clutch. This is a less expensive option than that of using synchronous motors and has the advantage of a low inrush current. There is no inherent advantage of power factor improvement that synchronous motors provide so 6 MVAc of power factor correction has been provided at the 13.8 kV bus.


6.8      Communications

         The Mirador communications system will be satellite based and provide the following:

         o   voice-over internet protocol for offsite telephone communications

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         o   a local area network on site, which can be expanded to provide a wide area network incorporating Corriente's head office in Vancouver

         o 20 telephone trunk lines, which will support simultaneously 15 to 20 phone calls, a fax and a number of computers on the internet, with full quality service. Should this prove to be insufficient, the bandwidth can be increased in less than one hour, remotely by the service provider.

         o Vancouver dial tone (no long distance charge). Other city dial tones can be provided should it be necessary.

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7.0      TAILINGS IMPOUNDMENT

7.1      Introduction

         Knight Piesold (KP) has undertaken a study of the proposed Pangui Tailings Management Facility (TMF) for Corriente Resources Inc., Mirador Copper project. Their report is included in Appendix F and summarized in this Section.

         The Pangui TMF will ultimately be required to store 110 Mt of tailings from the Mirador copper mine. The mine will generate 25,000 t of tailings per day. The Pangui area was selected for further investigation as a potentially viable TMF site because it appeared to have suitable characteristics, including:

         o topography suitable for a 110 Mt TMF, with the potential to expand to a 350 Mt TMF if a decision is made to expand the mine

         o   potential as a zero discharge facility

         o located within about 10 km of the pit, with a potentially viable conveyer belt route.

         A number of potential layouts for the Pangui TMF were considered and these were assessed based on the available topographical, geotechnical, and meteorological information. A site visit was also carried in order to determine there were no "fatal flaws" and none were found. The sections below describe the studies completed to date and the details of the proposed Pangui TMF.


7.2      Site Characteristics

7.2.1    Hydrometeorology

         The meteorological conditions at the proposed Pangui TMF Site were estimated using the information found in the Caminosca report "Informacion Meteorologica e Hidrologica."

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         The average annual rainfall at the Pangui TMF Site is assumed to be
         2,000 mm. Monthly precipitation distributions and standard deviations are based on data from the El Pangui and Gualaquiza monitoring stations; these may be found in Table 7-1.


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
Table 7-1:     Precipitation and Evaporation
---------------------------------------------------------------------------------------------------------------------
Parameter             Unit   Jan    Feb    Mar   Apr    May    Jun    Jul   Aug    Sep    Oct    Nov   Dec   Annual
=====================================================================================================================
Precipitation
Mean                 (mm)      125    148   193    232    210    204   169    140    158    155   144    123   2,000
                     (%)       6.2    7.4   9.6   11.6   10.5   10.2   8.5    7.0    7.9    7.7   7.2    6.1     100
Standard deviation   (mm)     41.8   68.0  60.8   72.0   49.2   61.2  44.0   67.2   43.5   56.4  62.5   39.3    55.5
Cv                            0.34   0.46  0.32   0.31   0.24   0.30  0.26   0.48   0.28   0.37  0.44   0.32    0.34
---------------------------------------------------------------------------------------------------------------------
Evaporation          (mm)      126    101   105     99    117     88    97    110    117    139   131    149   1,380
                     (%)       9.1    7.3   7.6    7.2    8.5    6.4   7.0    8.0    8.5   10.1   9.5   10.8     100
---------------------------------------------------------------------------------------------------------------------

Notes:  1. Monthly precipitation distribution at El Pagui TMF site is based on El Pagui and Gualaquiza stations.
        2. Coefficients of variation at El Pagui TMF site are based on the average of those calculated at El
        Pagui and Gualaquiza Stations.  3. Standard deviation is calculated as Cv x Mean.


         Average annual evaporation depth for the proposed Pangui TMF site is determined from the data available at the Yanzatza and Gualaquiza stations and is estimated to be 1,380 mm. The monthly distribution of evaporation, as a percentage of the annual total, is based on information available at these two regional stations and is presented in Table 7-1.

         Caminosca has also estimated a runoff coefficient of 0.80 for the proposed Pangui TMF location. This is based on a unit runoff of 60 L/sec/km(2), as inferred from an analysis of several regional hydrometric stations.


7.2.2    Basic Geology

         Figures 7-1 to 7-3 show the typical terrain in the area of the proposed Pangui TMF. The surficial geology of the proposed Pangui TMF basin consists almost entirely of residual soils (sandstone). The depth to competent bedrock is estimated at between 10 m to 20 m, but may be significantly more than this in the centre of the valley. Detailed site investigations are currently underway, including 42 test pits and 19 drill holes throughout the proposed Pangui TMF.

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         Figure 7-1: Southern Ridge of Proposed Pangui TMF


         [Graphic Omitted]




         Figure 7-2: South East Corner of Proposed Pangui TMF


         [Graphic Omitted]



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         Figure 7-3:   Western Edge of Proposed Pangui TMF


         [Graphic Omitted]



7.2.3    Seismicity

         A seismicity review for the Mirador project was recently conducted by AMEC Earth and Environmental, a Division of AMEC Americas Limited (AMEC E&E) and presented in their report "Mirador Project, Tailings Management Facility Preliminary Design Report," 23 November 2004. This study has been reviewed and appropriate seismic design earthquakes selected for the TMF for feasibility design.

         Consistent with the current design philosophy for geotechnical structures such as dams, two levels of design earthquake have been considered: the Operating Basis Earthquake (OBE) for normal operations; and the Maximum Design Earthquake (MDE) for extreme conditions (ICOLD, 1995). Values of maximum ground acceleration and design earthquake magnitude have been determined for both the OBE and MDE.

         The OBE is typically determined using the probabilistic seismic hazard analysis to select an acceptable hazard level, based on the probability of exceedance over the design life of the facility. This is often chosen as the earthquake that has a 10% probability of exceedance in 50 years, corresponding to a return period of 475 years.

         Assuming a design operating life of 12 years for the TMF, the probability of exceedance is 2.5%. The maximum acceleration for the 1-in-475 year earthquake is

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         0.20 g. A design earthquake magnitude of 7.0 has been selected for the 1-in-475 year event, based on the findings of the AMEC E&E seismicity study. The TMF would be expected to function in a normal manner after the OBE.

         An appropriate MDE for the TMF has been determined based on a hazard classification of the facility, with consideration of the consequences of failure. The hazard classification has been carried out using appropriate guidelines. For this study, criteria given by the Canadian Dam Association's "Dam Safety Guidelines" (1999) have been adopted. These criteria are presented in Table 7-2. Classification of the TMF is carried out by considering the potential incremental consequences of failure. That is, the consequences of failure are incremental to the impacts, which would occur from the earthquake event but without failure of the facility. The consequences of failure include life safety, economic, social, and environmental impacts.

         The project site and the area around the TMF is consists of residual (sandstone) soils and relatively flat topography. The area around the TMF is used by local farmers for general subsistence crops and timber harvesting. Therefore, there is some potential for loss of life following a potential dam failure. If failure of the TMF resulted in the release of tailings and/or process water, it would likely have some environmental impact. The economic and socio-economic impacts would also likely be high. Accordingly, a HIGH consequence category (hazard classification) has been assigned to the TMF.

         Table 7-2:    Canadian Dam Association's "Dam Safety Guideline" (1999)
         ----------------------------------------------------------------------------------------------
                                                                Potential Incremental
                                                                Consequences of Failure [a]
         ----------------------------------------------------------------------------------------------
                                                                      Socioeconomic Financial
         Consequence Category     Life Safety [b]                     & Environmental [b] [c]
         ==============================================================================================
         Very High           Large number of fatalities         Extreme damages
         High                Some fatalities                    Large damages
         Low                 No fatalities anticipated          Moderate damages
         Very Low            No fatalities                      Minor damages beyond owner's property
         ----------------------------------------------------------------------------------------------

         Based on Canadian Dam Association (CDA) "Dam Safety Guidelines" (1999).

         [a] Incremental to the impacts, which would occur under the same natural conditions (flood, earthquake or other event) but without failure of the dam. The consequence (i.e. loss of life or economic losses) with the higher rating determines which category is assigned to the structure. In the case of tailings dams, consequence categories should be assigned for each stage in the life cycle of the dam.
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         [b] The criteria which define the Consequence Categories should be established between the Owner and regulatory authorities, consistent with societal expectations. Where regulatory authorities do not exist, or do not provide guidance, the criteria should be set by the Owner to be consistent with societal expectations. The criteria may be based on levels of risk, which are acceptable or tolerable to society.

         [c] The Owner may wish to establish separate corporate financial criteria, which reflect their ability to absorb or otherwise manage the direct financial loss to their business and their liability for damage to others.

         An appropriate MDE for the facility is selected, based on the consequence category and the criteria for design earthquakes presented in Table 7-3. For a HIGH consequence category, a Maximum Design Earthquake is taken as a probabilistic event with a return period in the range of 1,000 years to 10,000 years. Alternatively, the Maximum Credible Earthquake may be selected based on the findings of a deterministic seismic hazard analysis. The November 2004 AMEC E&E report states "a reasonably conservative peak horizontal acceleration value of 0.34 g is recommended for design of critical facilities at the Mirador site." This represents a magnitude 6.9 earthquake at a distance of about 18 km from the site. For this study it is recommended that a magnitude 7.0 earthquake be assigned to the MDE with a maximum bedrock acceleration of 0.34 g. This is representative of a near-field maximum 7.0 earthquake within 20 km of the project site. Limited deformation of the tailings embankment is acceptable under seismic loading from the MDE, provided that the overall stability and integrity of the TMF is maintained and that there is no release of stored tailings or water (ICOLD 1995).

         The maximum accelerations of 0.20 g and 0.34 g for the OBE and MDE events respectively are for ground motions in bedrock or firm ground through which ground amplification effects are negligible. Maximum accelerations within the dam will likely be higher due to amplification of ground motion through the foundation soils and overlying tailings.
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
           Table 7-3:    Consequence Category and the Criteria for Design Earthquakes
           ----------------------------------------------------------------------------------------
                                                   Maximum Design Earthquake (MDE)
                                    ---------------------------------------------------------------
                                       Deterministically               Probabilistically Derived
           Consequence Category             Derived                 (Annual Exceedance Probability)
           ========================================================================================
           Very High                        MCE[a]                              1/10,000
           High                      50% to 100% MCE[b][c]               1/1000 to 1/10,000[c]
           Low                               -[d]                          1/100 to 1/1000[d]
           ----------------------------------------------------------------------------------------

         Based on Canadian Dam Association (CDA) "Dam Safety Guidelines" (1999).
           [a] For a recognized fault or geographically defined tectonic province, the Maximum Credible Earthquake (MCE) is the largest reasonably conceivable earthquake that appears possible. For a dam site, MCE ground motions are the most severe Ground motions capable of being produced at the site under the presently known or interpreted tectonic framework.
           [b] MDE firm ground accelerations and velocities can be taken as 50% to 100% of MCE values. For design purposes the magnitude should remain the same as the MCE.
           [c] In the High Consequence category, the MDE is based on the consequences of failure. For example, if one increment fatality would result from failure, an Annual Exceedance Probability (AEP) of 1/1000 may be acceptable, but for consequences approaching those of a Very High Consequence dam, design earthquakes approaching the MCE would be required.
           [d] If a Low Consequence structure cannot withstand the minimum criteria, the level of upgrading may be determined by economic risk analysis, with consideration of environmental and social impacts.

         It is recommended that a more detailed seismicity study be conducted for future TMF design work, to confirm the magnitude and associated maximum acceleration for the Maximum Design Earthquake. This would require more detailed probabilistic and/or deterministic seismic hazard analyses than have been completed to date.


7.3      Tailings Characteristics

7.3.1    General

         Ore will be processed at a rate of 25,000 t/d in a copper concentrator plant located on the northeast bank of the TMF. Concentrate removal has been estimated at 2% of the total ore throughput, requiring approximately 24,475 t/d of tailings solids to be impounded in the TMF.


7.3.2    Physical Characteristics

         It has been assumed that the final slurry will have a solids content of 31.5% and be comprised of 89% rougher tailings and 11% cleaner tailings by weight. The solids will have a specific gravity of 2.65 and a dry density of approximately 1.26 t/m(3).
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7.3.3    Chemical Characteristics

         The geochemical characteristics of the Tailings have been tested by SGS Lakefield Research Laboratories and the results of these tests are presented in SGS Lakefield Research Report LR10703-002 (February
         2005). Based on the results presented in this report the rougher tailings would be the most suitable for cycloned sands embankment construction, as they are non acid generating. The high sulphide cleaner tailings are the only tailings that showed the potential of being acid generating if allowed to oxidize.

         The composition of the tailings when averaging from the super-composites for the rougher tailings and high sulphide cleaner tailings is as follows:

         o   87% of the total feed reports to the rougher tailings (21,950 t/d)

         o 10.3% of the total feed reports to the high sulphide cleaner tailings (2,575 t/d).

         In order to prevent the high sulphide cleaner tailings from oxidizing, the plan is to separate the cleaner finer tailings component in a separate tailings line directed into the TMF pond so that it would be perpetually saturated and therefore will not oxidize. With the mill in close proximity to the pond this is practical.


7.4      Evaluation of Alternatives

7.4.1    Preliminary Desktop Assessment

         In December 2004, Knight Piesold (KP) completed an assessment of five alternative configurations for a TMF in the Pangui Area (Letter Report Ref # V4-1219, 17 December 2004). The purpose of this desktop study is to determine if a zero discharge condition can be achieved given the physical characteristics of the proposed site.

         It was determined that the site was suitable for a zero discharge facility, if the geotechnical conditions of the site were adequate for the construction of a large earth embankment. Corriente then commissioned a more detailed satellite survey of the
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         area and KP conducted a site visit in order to confirm there were no
         "fatal flaws" with the concept.


7.4.2    Site Visit and Determination of Preferred Alternative

         Site Visit

         Mr. Jeremy Haile, P.Eng. and Mr. Sam Mottram, P.Eng. visited the Mirador site and proposed Pangui TMF sites during early February 2005. They were accompanied by an engineer and geologist from Caminosca, an Ecuadorian consulting engineering firm. Caminosca had recently completed test pitting, drill holes and surficial geotechnical investigations along the proposed Sabanilla to Mirador 138 kV transmission line route, which also ran along the ridge between the north and south Pangui TMF sites. Caminosca's previous studies and knowledge of the area were valuable in helping to assess the two sites. In general, the geology of the two sites can be summarised as follows:


         North Site

         The surficial geology of the north site consists almost entirely of residual soils (sandstone). The depth to competent bedrock is estimated at between 10 m to 20 m, but may be significantly more than this in the centre of the valley.


         South Site

         Similarly, the surficial geology of the south site consists mostly of residual sandstone soils, except that below approximately elevation 750 m the residual soils are overlain with varying thickness of alluvial deposits.

         No fatal flaws were identified during the visit of the proposed Pangui TMF sites, although the presence of the municipal palm forest reserve on the south site was confirmed. The location of culverts and drainage ditches under the roads that surrounded the two sites were noted.
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7.4.3    Determination of Preferred Alternative

         The north site was determined to be the preferred site for the development based on the following:

         o based on the available geotechnical information, the north site has better characteristics for the construction of the TMF

         o   the north site would not impact the municipal palm forest

         o the north site is closer to the proposed plant site and therefore would be more economical

         o the north site has suitable topography for the construction on an economically viable 110 Mt TMF

         o the north site could also be expanded to accommodate a 350 Mt TMF, if the mine were to expand.

         Further details of the assessment of alternatives are included in KP's letter report, dated 2 March 2005 (Ref # V5-0209).


7.5      Geotechnical Site Investigations and Testing

7.5.1    Introduction

         The site investigation for the Pangui TMF will consist of the drillholes, test pits, and geotechnical mapping of the TMF area. At the time of writing, the geotechnical investigations were underway, but no detailed results were available and are therefore not discussed. However, the details of the site investigation and testing program that is currently underway is discussed in the sections below.


7.5.2    Site Investigations

         The geotechnical site investigation will require the testing of the in situ ground conditions, laboratory testing of soils and installation of groundwater monitoring wells. The in situ testing of ground conditions will be accomplished by standard penetration

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         testing (SPT), permeability testing (Packer testing). The laboratory samples will be supplied by the collection of undisturbed soil samples from selected depths in drillholes (Shelby tubes) and test pits (bulk sampling).

         A selected number of drillholes (8), will be equipped to operate as long-term water monitoring wells, and the remainder of the drillholes will be equipped with standpipe piezometers for investigating the groundwater conditions. As much as practical, the test pits shall be excavated by a suitable track driven machine to determine the ground conditions in the TMF basin, the availability of local borrow material for embankment construction, and the foundation conditions in the embankment footprint. Additional aims of the test pitting program will be the location of natural material, suitable for use as concrete aggregate and as drainage material for dam construction. Where practical, geotechnical surface mapping of the TMF footprint, basin, and the slopes above the basin will be conducted to identify surficial ground conditions and any potential areas of instability.


7.5.3    Geotechnical Laboratory Testing

         Soil samples from both the test pitting and the geotechnical drill holes will be tested. The soil samples will undergo the following analyses only where appropriate:

         o   moisture content

         o grain size distribution, which will include wet sieving and appropriate hydrometer tests where a minimum of 20% of the total sample passes through #200 sieve (ASTM)

         o   Atterberg Limits (Liquid Limit and Plastic Limits)

         o Triaxial tests, which will include both unconsolidated and consolidated undrained single stage tests with pore pressures on both in situ and remoulded shelby samples

         o   consolidation

         o   compaction (ASTM Standard Proctor)

         o   California Bearing Ratio (CBR)

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         o   organic

         o   sulphate

         o   sulphide

         o   chloride

         o   alkali-reactivity

         o   abrasion.

         Sulphate, sulphide, chloride, alkali-reactivity, and abrasion tests are specified for potential concrete aggregate borrow source material only.


7.6      Design of Tailings Management Facility

7.6.1    Design Criteria

         The final embankment, as shown in Figure 7-4, has been designed to accommodate the 106 Mt of solids produced over the 12-year life of the project. The principal design consideration is ensuring that the proposed facility meets the zero discharge criteria, meaning that no water will be released from the facility throughout the life of the project.

         The basic criteria used for design of the proposed Pangui TMF are presented in Table 7-4.


         Figure 7-4: TMF Final Arrangement


         [Graphic Omitted]


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
         Table 7-4:    Pangui Tailings Management Facility Design Criteria
         =================================================================================
         Water Management Design Criteria
         Total TSF catchment area                               6.49           km(2)
         Undisturbed catchment area                             3.12           km(2)
         Discharge criteria                                     no discharge
         Diversions                                             30 % of undisturbed area
         Seepage                                                None
         Water discharge to TMF with tailings                   53,223         m(3)/d
         Maximum reclaim to mill1 (% of process water input)    96             %
         =================================================================================
         Tailings Management Design Criteria
         tailings discharge rate to TMF(2) (365 d/a)            24,475         t/d
         Mine life                                              12.0           years
         Percent of solids in tailings (by weight)              31.5           %
         Specific gravity of tailings solids                    2.7
         Initial dry density of tailings                        1.3            t/m(3)
         Average tailings consolidation rate                    0.5            %/a
         ---------------------------------------------------------------------------------
          Note: (1) Assumes 2% water with ore and 2% fresh water make-up requirement.
                (2) Assumes 3% to concentrate


7.6.2    Site Layout and Filling Curve

         The Pangui TMF Site was designed using the most recent topographical mapping available, received from Corriente on 23 February 2005. The general arrangement shown on Figure 7-4 is the result of an optimization exercise that focuses on maximizing the TMF storage volume while keeping the embankment volume and catchment area as small as possible. A depth-area-capacity curve is shown on Figure 7-5.

         A starter embankment will be built to an elevation of 748 m prior to the beginning of operations; this will provide about two years of storage at the proposed 25,000 t/d production rate. This elevation has been selected to provide ample time for commissioning of a cyclone system for coarse sand production and the procedures for placing and compacting the sand fraction. The main embankment will be raised to its ultimate elevation of 776 m using cyclone sand raises. An annual filling schedule is provided in Table 7-5, with Figure 7-6 showing the average tailings surface and

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         required embankment elevation. In addition to the starter embankment, a small dam will be built at the southeast corner of the facility to an elevation of 760 m to provide a pond in which the cleaner tailings may be stored under a constant water cover. This small dam will eventually be submerged as the pond surface rises to its ultimate elevation.


         Figure 7-5:   Depth-Area-Capacity Curve


         [Graphic Omitted]

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         Figure 7-6: Filling Curve


         [Graphic Omitted]


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
         Table 7-5:    Production, Filling, and Embankment Construction Schedule
         ------------------------------------------------------------------------------------------------------
                     Daily Mining Rate    Tailings Tonnage       Embankment     Rate of Rise   Required Split
                                          Stored in TMF(1)      Elevation(2)
                           (t/d)                 (t)                 (m)           (m/a)            (%)
         ======================================================================================================
         Year 1           25,000              7,573,649             748         Starter Dam          18
         Year 2           25,000             15,840,285             748                              8
         Year 3           25,000             24,186,773             751              3               7
         Year 4           25,000             32,578,173             754              3               7
         Year 5           25,000             41,000,088             757              3               6
         Year 6           25,000             49,444,756             759              3               6
         Year 7           25,000             57,907,372             762              2               6
         Year 8           25,000             66,384,691             764              2               5
         Year 9           25,000             74,874,392             767              2               5
         Year 10          25,000             83,374,735             769              2               5
         Year 11          25,000             91,884,379             771              2               5
         Year 12          25,000            100,402,254             773              2               5
         ------------------------------------------------------------------------------------------------------
         Notes: (1) Tonnage into TMF accounts for 3% removal as concentrate, as well as the required volume for embankment construction.
                (2) Embankment elevation is calculated as average surface elevation In TMF with an additional
                    4 m freeboard.

         The close proximity of the TMF to the Mill reduces the length of the tailings distribution pipework, resulting in decreased capital expenditures as well as reduced power requirements. Rougher tailings will be pumped north, along the eastern bank of the impoundment, where the coarse fraction will be used as embankment material with the cyclone overflow material being deposited into the TMF. Cleaner tailings (high sulphide cleaner tailings) will flow south through a separate pipe and be deposited sub-aqueously, thus preventing oxidation.


7.6.3    Water Balance

         A water balance model was developed for the purpose of accurately tracking the volume of solids, entrained pore water, and supernatant water in the TMF. Inputs such as precipitation, evaporation, and production rates, are used to produce a monthly estimate of stored volume, average pond/tailings depth, and required embankment height. The design criteria used for the water balance modelling may be seen in

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         Table 7-4. A schematic of the system elements, including inflows and outflows to and from the TMF are shown on Figure 7-7.

         Precipitation and evaporation follow the monthly distribution pattern described above and a runoff coefficient of 0.8 is for the undisturbed portion of the catchment. In addition to the tailings characteristics provided above, a constant consolidation rate of 0.5% per annum is used as a simple estimate of how the solids will settle in the TMF.

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         Figure 7-7:  Water and Mass Balance Schematic

         [Graphic Omitted]


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         The proposed Pangui TMF is modelled as a zero discharge facility, with no water leaving the system except through evaporation and as process water reclaim. Geotechnical investigations are currently underway to determine the permeability of the proposed impoundment area to see if and how much seepage can be expected. The facility benefits from a relatively small catchment area, which allows it to operate in a favourable water deficit condition with only minor diversion ditching required. The model indicates that about 30% of the upper catchment runoff will have to be directed away from the TMF.


7.6.4    Embankment Design

         The embankment will be raised using the centreline construction method, with a starter earth embankment and ongoing raises using compacted cycloned tailings. The starter embankment will be constructed to a crest elevation of 748 m, which provides an adequate storage volume for the first two years of mining operations.

         Typical embankment cross-sections for both the main embankment and the starter dam are shown on Figure 7-8. Table 7-5 shows the required embankment elevations for each year of operation, as well as the average rate of rise (metres per year). The required split between fines and coarse tailings material varies from 18% in Year 1 down to 5% in Years 8 to 12; this appears to be within the anticipated range expected from the mill process.

         Embankment foundation and toe drains will be installed as shown in Figure 7-8 and will consist of a drain pipe, drain material, sand and filter fabric. The sand will have a filter relationship with the tailings that will prevent tailings from entering the drain. The seepage collected in the drains will be delivered to the seepage collection sump, shown in Figure 7-9, and pumped back into the TMF.


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         Figure 7-8: Typical Embankment Cross Sections


         [Graphic Omitted]


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         Figure 7-9: Year 1 Starter Embankment - Plan


         [Graphic Omitted]


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7.6.5    Tailings Distribution Pipework

         The tailings discharge system is designed to handle the tailings solids and process water from the plant based on a daily throughput of 25,000 t. As discussed above, the rougher tailings would be the most suitable for cycloned sand embankment construction, as they have been shown to be non-acid generating. The high sulphide cleaner tailings are the only tailings that showed the potential of being acid generating if allowed to oxidize. The approximate daily split of the two tailings streams is:

         o   rougher tailings = 21,950 t/d

         o   high sulphide cleaner tailings = 2,575 t/d.

         In order to prevent the high sulphide cleaner tailings from oxidizing they will be separated from the rougher tailings and directed into the TMF pond through a separate tailings line as shown in Figure 7-4. In order to ensure that the high sulphide cleaner tailings will be perpetually saturated from start-up, a small Cleaner Tailings Retention Berm will be constructed, as shown in Figure 7-9. With the mill in close proximity to the pond this is practical.

         The rougher tailings distribution pipeline will deliver the tailings from the plant site to the main embankment where the tailings will be cycloned, as shown in Figure 7-1. The coarse fraction will be used for embankment construction and the finer tailings will be delivered into the TMF.


7.6.6    Tailings Reclaim System

         At start-up, a decant channel will be excavated as shown in Figure 7-9. The reclaim barge will be placed in this channel, which is in close proximity to the plant site. Water will be continuously reclaimed from this supernatant pond, brought back to the plant site, and re-introduced into the process.

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7.6.7    Instrumentation and Monitoring

         As part of the overall monitoring program, eight groundwater monitoring wells will be installed as part of the initial site investigation program. These wells are located downstream of the final TMF embankment toe and will continue to be monitored both during and post construction. These wells will be sampled to evaluate seepage water quality and may be converted to recover seepage if required.

         Geotechnical instrumentation will be installed in the tailings embankment and foundation during construction and over the life of the project. The instrumentation will be monitored during construction and operation of the TMF to assess embankment performance. The instrumentation installed will include:

         o   piezometers

         o   movement monuments

         o   slope inclinometers

         o   groundwater monitoring wells.


7.7      Risks

         There are several potential risks that may arise during the detailed design and construction, including:

         o the geotechnical investigations currently underway may determine that the assumptions regarding seepage (low permeability residual soils) in this report have underestimated the rate of seepage

         o similarly, the geotechnical investigations may determine the foundation conditions for the embankment are different that assumed.


7.8      Recommendations

         The main recommendation is the completion of the site investigation program for the Pangui TMF that is currently underway. These investigations will help to better characterize the site and design

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         parameters and thus define or dismiss the issues raised as potential risks.

         The hydrological and climate data gathering should be continued to provide ongoing site specific data. This will allow for further refinement of the water management measures during the detailed design.


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8.0         OFF SITE INFRASTRUCTURE

8.1         Access from Site to the Coast

            The Mirador deposit is approximately 418 km from the coastal city of Machala (see Figure 8-1). The route passes through the towns of Zamora, Loja, and Santa Rosa. Currently a loaded transport truck takes about 15 hours to make the trip.

            The first 8.4 km of road (see Figure 8-2) is from the mine area to the Zamora River (see Figure 8-3) where an old existing barge ferries traffic across one vehicle at a time. It will be insufficient to take the construction loads and will be replaced by an upgraded barge service for construction.

            The 6.7 km section of road from the Zamora River to the junction with the Amazon Highway is adequate for construction access to the minesite, overland conveyor and crusher and for mine operations vehicles and the mine services traffic.

            The 100 km long section of road from the Amazon Highway junction to the town of Zamora is a wide, two-lane, well drained, gravelled road (see Figure 8-4). Twenty kilometres have been recently paved and a government program is ongoing to complete the paving.

            The route from Zamora to the coast is a wide, two-lane, well-drained asphalt road (see Figure 8-5) in good condition.

            While two of the bridges on route have been committed for replacement by the government, and a new barge service is needed to cross the Zamora River, the rest of the bridges and culverts along the entire route are in good condition and are part of the main east-west arterial route for heavy traffic crossing southern Ecuador. Bridges are generally rated for 40 t to 50 t capacity, of concrete construction, about 6 m wide on the gravel road and double lane on the asphalt section, see Figures 8-6 and 8-7. A complete review of the bridges on the route was conducted by Merit; its report is included in Appendix G.

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            Figure 8-1:   Project and Port Locations


            [Graphic Omitted]



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            Figure 8-2:   Typical Road from Mine Area to Zamora River and
                          Junction with Amazon Highway


            [Graphic Omitted]


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            Figure 8-3:  Zamora River Ferry Crossing


            [Graphic Omitted]



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            Figure 8-4:  Gravel Road to Zamora - About 7.3 m Wide


            [Graphic Omitted]



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            Figure 8-5:  Asphalt Road from Zamora to Puerto Bolivar


            [Graphic Omitted]


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            Figure 8-6:  Typical Bridge Crossing for Gravelled Amazon Highway


            [Graphic Omitted]


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            Figure 8-7:  Typical Bridge on Asphalt Road from Zamora to Coast


            [Graphic Omitted]




            Road drainage is good and there are no overly steep sections. Elevations along the route from the site to the coast rise through several high points ranging from about 816 m at the plant site concentrate load out area to 2,370 m to 2,800 m and then down to Machala.

            The road passes through a number of towns. While there are, in some instances, routes around some of them, it will be necessary to go through some of the smaller villages. In these cases, special care will be needed since people and retail outlets are often on the immediate perimeter of the road. Animals wander and chase traffic, and there are a number of electrical wires that cross from one side of the road to the other and appear to be low in some places. In the case of loads that are oversized in height, it will be necessary to raise the lines as the traffic passes but, in general, highway trucks will be able to pass unrestricted. The worst is at Piedras where traffic will need to use the back streets to by-pass the main throughfare (see Figure 8-8).
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            Figure 8-8:  Congestion at Piedras


            [Graphic Omitted]



            There are a number of small slide areas along the road route, but nothing that cannot be contained with gabions and road maintenance currently provided by the municipalities. There are no obvious high-risk areas even though the road winds considerably in some places. The visibility distance in both horizontal and vertical directions is good and there are many passing lane sections. Ice and snow are not hazards that need to be accounted for, although low cloud occasionally reduces visibility.

            It is not anticipated that any improvements to the existing road, culverts, or bridges need to be performed before the operations begin. However, operations will need to be in touch with municipalities on a regular basis to monitor the route maintenance. It is expected that some of the road upgrading and Zamora barge service upgrade will start before the main site construction activities start. However, the current condition of the roads will not prevent the main construction from proceeding.

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8.2         Air Transportation

            The closest airstrip is a military one in Gualaquiza about 45 minutes drive from the site. The asphalt strip is 2,075 m (6,800 ft) long and could be used by Hercules and 737 style of aircraft, see Figure 8-9. It is possible to use the strip for private traffic but it is not IFR rated.

            Figure 8-9:  Military Airstrip at Gualaquiza


            [Graphic Omitted]



8.3         Port Selection

8.3.1       Location and Natural Features

            Machala is located in southwest Ecuador at similar latitude to the Mirador Project. It is the closest port city to the Mirador Project. Puerto Bolivar is located some 7 km south of Machala. It is accessible by road from the project site, 418 km away. Machala's industry is based on exportation of bananas and shrimps. The bulk of Ecuador's banana exportations go through Puerto Bolivar, see Figure 8-10.
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            Tides, Storm Surge, and Tsunamis

            The shore depth at Puerto Bolivar is between 8 m and 10.5 m. The minimum depth in the channel is 9 m. The tide's amplitude is 3 m. Autoridad Portuaria de Puerto Bolivar (APPB) is in process of dredging the channel to 11 m.

            The channel is naturally protected and storm waves combined with tide and storm surge do not have a significant effect which will be taken into consideration for detailed design of the slope protection.

            The most recent Tsunami had no effects on APPB and no measurable impact at Machala. The site-specific risks of a tsunami at Machala have not been investigated. APPB is located 4.5 nautical miles from open sea and behind a row of small islands, and well protected.


            Meteorological and Oceanographic (Metocean) Conditions

            No independent check was made on Metocean conditions. Based on various sources of published or interview data, winds are generally mild. The speed of wind varies between 3 and 8 knots. The half speed of the current is 1 knot (0.5 m/sec).

            The port is sheltered from seas and swell, but according to its experiences, the banana loading operation does suffer rain related downtime. As Corriente's operation will be largely automated, it is not expected that rain will affect the concentrate loading operation.

            Predominant winds are from the Southwest. The weather is always hot, with strong annual rainfall and no fog.

            From the sea buoy, 4.5 nautical miles from the port, depth is between 9 m and 12 m.

            The topography of the area is low and regular ranging up to 5 masl.
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            Sedimentation and Maintenance Dredging

            APPB is currently responsible for maintenance dredging. It is understood that annual sedimentation rates are low and that maintenance dredging has been required every 15 years or so. APPB is currently dredging a 30 m width of the 130 m wide channel. Dredging of the channel is financed with a $0.05 DWT toll for each vessel passing in. Dredging at docks will be limited and easily achieved to 10.5 m.


            Figure 8-10:  Puerto Bolivar


            [Graphics Omitted]


8.3.2    Infrastructure

            Corriente Resources met with the Autoridad Portuaria de Puerto Bolivar (APPB) to discuss the feasibility and eventual installation and operation of a copper concentrate export facility on their concession. APPB has expressed interest in the venture.

            APPB has six docks of which two are not utilized. APPB manages the concession for the government and is expected to expand the utilization and revenues of the port thru the development of further exports. APPB has offered Corriente the use of Docks 5 and 6, and Patios 14, 15, and 16 at its facility, see Figure 8-11.

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            Figure 8-11:   Puerto Bolivar Site Plan


            [Graphic Omitted]



            o APPB is fully compliant under IMO (International Maritime Organization) and has certificates of Compliance of Port Facilities, issued under the International Code for the Security of Ships and of Port Facility (ISPS code).

            o APPB has completed an EIA for their present port facilities. Plans for the concentrate loading facilities will need to be added as an amendment to this EIA.

            o APPB has the required draft depth to allow free movement of vessels.


            APPB appears to have most of the infrastructure and facilities Corriente would need.

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8.3.3       Port Planning and Design Criteria

            Cargo Throughput

            Only concentrate will be exported. Corriente is not contemplating importation from Puerto Bolivar. It is estimated that exportation will be up to 18,000 tonnes/month.


            Berth Occupancy

            The existing APPB facilities consist of a pier of approximately 30 m x 100 m and 440 m of dolphins. Overall, port berth occupancy is in the range of 7%. Since Corriente will have its own berth, sufficient capacity exists for exporting the estimated 206,000 wt/a of mineral concentrate.


            Environmental Controls

            To prevent harmful emissions of mineral concentrate to the environment, handling facilities will be enclosed and exhaust air filtered. Concentrate will be received within an enclosed building, and truck-cleaning facilities will be provided within the building. Storage and reclaim systems will be within the building, with sufficient ventilation and dust collecting systems to ensure dust emissions meet regulatory discharge limits. Terminal conveying systems and transfer towers will be enclosed.


            Concentrate Reception

            Concentrate will be delivered in highway trucks on a continuous basis, seven days per week. At the maximum throughput rate of 206,000 wt/a, daily concentrate reception will average approximately 590 t/d; about 20 truck-loads per day.


            Concentrate Storage

            Storage capacity is set at 15,000 t. At 7% of peak annual throughput, and 150% the predicted cargo load, this capacity is typical for a single product facility. Arrival of ships will be evenly spread out over the month to manage shed inventory.

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           Ship Sizes

           Based on existing trade patterns for the west coast of South America, vessels are expected to range in size from small Handysize bulk carriers in the 12,000 DWT to 20,000 DWT capacity class to a maximum Handymax vessel of 47,000 DWT. A detailed analysis of the marine market identified that empty 33,000 DWT bulk carriers currently travel from Guayaquil to Peru. These 33,000 DWT vessels are Corriente's best opportunity to optimize freight rates.

           The ship loading system will be designed for 33,000 DWT vessel sizes.

           Table 8-1:  Handymax Vessel
           ---------------------------------------------------------------------
           Vessel Size and Class  33,000 DWT Geared Bulk Carrier, Full Load
           =====================================================================
           Maximum draft          10.8 m
           .....................................................................
           Vessel size & class    33,000 DWT Geared Bulk Carrier, 10,000 t Load
           Maximum draft          6.7 m
           ----------------------=----------------------------------------------


           Shipment Lot Size

           The concentrate marketing study commissioned by Corriente, estimated that copper concentrates will likely be sold in 8,000 wmt to 12,000 wmt lots. An analysis by AMEC of the draft requirements for various size ships, confirmed that a 33,000 DWT vessel could load 10,000 t of product and not be affected by tide or draft restrictions. Depending on timing, some delays from 3 to 6 hours might be encountered waiting for tides to access the channel.


           Concentrate Material Properties

           Assumed material properties for the design of materials handling equipment are summarized in Table 8-2.

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            Table 8-2:   Design Concentrate Properties
            --------------------------------------------------------------------
            Item/Property                                  Value
            ====================================================================
            Material                                 Copper concentrate
            Bulk density - loose                         2.0 t/m(3)
            Bulk density - compacted             2.2 t/m(3) (for storage calcs.)
            Angle of repose                              40(degree)
            Drawdown angle                               60(degree)
            Angle of surcharge                           20(degree)
            Moisture content                             6% to 10%
            --------------------------------------------------------------------


            Conveyor Design

            Concentrate ship loading rate will be 1,000 t/h.

            Rates were set to minimize belt speed and conveyor size while maintaining sufficient throughput for efficient ship loading operations.


8.3.4       Design and Conditions

            Port Structural Design

            The wharf structure will consist of pilings tied into reinforced concrete pilecaps with a heavy, cast-in-place reinforced concrete deck. The soil borings show several very compressible soil types. This is common to the soil profiles for the wharf and the shed areas.

            This soil disposition in both cases makes the installation of pilings necessary and the most economical solution.

            In the case of the wharf the alternative of a solid quay is not practical since it would require the removal of several meters of the top layers of soft material which would have to be replaced by a better quality fill. This procedure would be much more costly and time consuming than the proposed piling system.
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            Pilings will also be driven for the storage shed to avoid large settlements of the upper layers of soft soil. Here also, replacing the soft soil with harder more stable fill would cost more and take longer than the proposed piling.

            The loading system will include a fixed elevated conveyor and fixed shiploader, which will be adequately supported on the dock.


            Navigation

            Vessels arrive, stop and report at the "sea buoy" locate 4.5 nautical miles from the port. From there, the tugboat contracted by the ship's agent brings the ship in. There are several companies in the area offering pilotage and tugboat services. It is mandatory to use them. It is expected that such a service will not cost more than $0.15 per DWT ship capacity.


            Existing Conditions

            Currently APPB offers the access to its complete infrastructure. The Mirador Project will be required to build the wharf, shed and loading systems. APPB currently has:

            o   a fenced, guarded and secured operation certified under ISPC
            o   access to electricity and fresh water
            o   appropriate water depth at dock side
            o APPB currently manages the reception of 700 banana trucks per day, making Corriente's 20 trucks relatively insignificant.

            Port Facility Design

            The proposed port facilities are shown in Figures 8-12 and 8-13.
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            General Design Concept

            A 15,000 t concentrate storage shed will allow the unloading of 20 concentrate trucks per day. A front-end loader will feed the conveyor and stacking system for the two ships expected each month.


            Concentrate Receiving

            The concentrates received at the port will have moisture contents ranging from approximately 6% to 10%. To control fugitive dust emission, the entire concentrate receiving, storage, reclaim, and shiploading system will be enclosed. Handling facilities will consist of truck receiving scales, an enclosed truck dump (the shed), a truck cleaning bay and turnaround area, a 15,000 t storage shed and transfer conveyors to the berth. Ships will be loaded using a sealed conveying systems.


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            Figure 8-12:    Proposed Port Facilities - Plan


            [Graphic Omitted]


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            Figure 8-13:    Proposed Port Facilities - Elevation


            [Graphic Omitted]


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            Concentrate will be delivered in highway trucks with a payload of
            30 t on a 24-h basis, 7 d/wk. At the maximum throughput rate of 206,000 wt/a, daily concentrate reception will average 590 t/d; about 20 truck-loads. Upon entering the facility, trucks will pass a guardhouse, proceed to a truck scale and then continue to the storage shed. The concentrate will be dumped onto the enclosed shed floor where in will be re-handled by a 988 loader to optimize shed space.


            Concentrate Storage Shed

            The storage shed will be a 2,200 m(2) steel portal framed building with reinforced concrete buttressed walls to retain the concentrate piles. The shed will be fully enclosed and equipped with a ventilation system. Ground improvement is required to improve slope stability and the bearing capacity of the existing fills in this area. The shed will have concrete flooring supported by pilings.

            The trucks will dump in the shed and be washed before leaving.


            Concentrate Reclaim, Conveying, and Shiploading

            Concentrate will be reclaimed by a front-end loader into a fixed hopper, centrally located along the north side of the storage shed. Reclaim rates will peak at 1,200 t/h. The reclaim hopper will be discharging onto a belt conveyor. The belt conveyor will be equipped with belt scale to record the weight of the concentrates. A sampling station will also be located near the shed. Collected samples will be shipped back to mine site for assay.

            The conveyor will transfer concentrate from the shed to a transfer tower at the end of the pier. The conveyor will then discharge on the shiploader conveyor. A dust collecting system will be located in this tower.

            The shiploader will be fully retractable (can be lifted to vertical) and equipped with a rotating chute, and remote hand-held controller for manoeuvring of the chute. The design loading rate will be 1,000 t/h.
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            The shiploader will be lifted and parked vertically after each concentrate shiploading operation is completed. This will leave the sea lane free in front and avoid accidental contact with any ships.

            Once a ship's hold has reached its capacity, the shiploader will be lifted to the vertical to allow the ship to be moved, allowing access to another hold according to the loading sequence. Shiploading will then resume.

            After the full cargo has been loaded, the ship's crane will bring on board a small dozer from a rented barge brought near the ship. The dozer will be put on board to trim the load according to the Captain's satisfaction and then returned by ship's crane to the barge. The Captain will then approve the reception of cargo and custom papers can be issued prior to ship's departure.


            Ancillary Facilities

            Some APPB infrastructure will be made available on a contract basis to the concentrate handling facility, including:

            o   main gate, guard post and site security
            o   truck scales
            o complete access to Patios 15 and 16 for operators and administration
            o   power supply.

            Additional ancillary buildings and infrastructure will be required and include:

            o   administration building, including washrooms (approx 15 m x 7 m)


            o   laboratory and sample storage rooms (approx 10 m x 7 m)

            o open garage/maintenance shop for mobile equipment (approx 25 m x 7 m)

            o   fuel and lube storage for mobile equipment (approx 5 m x 5 m)

            o   wash water tanks for truck wash (100 m(3) tank)

            o collection and sedimentation tanks for truck wash water (packaged system)
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            o   truck-washing equipment - pumps and water spray guns (packaged system).

            These facilities will be installed by APPB or by a 3rd party port operator. As well, the contracted concentrate trucking company will use the Machala Port as a base, and will install any ancillary buildings that they may require as part of the trucking services.


            Mobile Equipment

            The following mobile equipment will be required and supplied by the 3rd party port operator:

            o one front-end loader (CAT 988 or equivalent) for use as the primary reclaiming machine.
            o   one small dozer (D6 or smaller) to trim vessel's load.


            Port Operations

            The concentrate handling facilities at APPB could be owned and operated in various ways, including:

            o   operation by APPB
            o   operation by Corriente
            o   operation by a third party (OTT).


            Operation by Third Party

            It is anticipated that a land and facility usage fee will be paid to APPB for the leasing of Dock 6 and Patio 15-16 area, and APPB's other facilities and services.

            At the time of writing, no detailed proposal had been received from a third party operator. Fees for services are expected to be:

            o an approximate fee of $0.09/t of cargo DWT for the tugboats and pilot.
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            o   a fee of $0.05/DWT will be charged by APPB from start up of exportation for channel access.

            o an estimated charge of US$0.90/t will apply, assuming an annual average of 200,000 t of mineral concentrate. This charge excludes port tariffs, customs brokerage and shipping agents but includes stevedoring services.

            o it is assumed that the mine operator will lease land on a long-term contract basis from APPB to at least 2035. This lease is estimated to cost $6,000/month.


            On a per wet concentrate tonne basis, and on the basis of 10,000 wt loads on a 33,000 DWT vessel, the estimated unit costs are:

            Pilot fees..........................   $0.30/t
            Channel access......................   $0.165/t
            Contracted loading charges..........   $0.90/t
            Leasing charges.....................   $0.33/t
                                                   -------
            Total port charges..................   $1.70/t tonne of concentrate


            The following special terms and agreements for a third party operation will need to be considered:

            o Potential impacts to the environment will be studied and submitted to the port authority to be added as an amendment to the APPB EIA.

            o The OTT operator will be responsible for operating, maintaining, and cleaning the facility, and will decommission and reclaim the facility following expiry of the contract.

            o The OTT operator will provide, operation of the weigh scale, truck unloading for non-dumping trucks, truck washing, stacking, storing, reclaiming, shiploading, trimming, safety and environmental management.

            o The OTT contract will be in effect for a minimum of six years, with optional extension periods of up to six years based on modifications to mine life.

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8.4         Concentrate Transportation to the Port

            Copper concentrate will be loaded onto highway capacity trucks at the administration area using a front-end loader. There will be some 20 trucks making the trip each day to the loading facility at Bolivar Port in Machala.

            Companies have been contacted to provide proposals for the transportation of the concentrate from the mine site to the port of Bolivar and for the transporting the concentrate from the port to the refinery.

            It has been estimated that, based on a maximum load per vehicle of 30 t, it will need a fleet size of 60 vehicles to manage the 20 vehicles per day required to transfer the 556 t of concentrate per day from the site to the port.

            Budget pricing received for transportation of concentrate was US$35.82/wmt.


8.5         Power Supply

            In order to improve the reliability and reduce the costs of purchasing power from the Ecuadorian power grid, Corriente have purchased all the rights to the Sabanilla Hydroelectric Project in Ecuador, including all permits, studies, and designs completed to date. The mine will require 28.3 MW to be delivered to the Mirador plant site to meet its power requirements

            The Sabanilla Hydroelectric Project is located in southern Ecuador, in the Province of Zamora Chinchipe, 40 km east of the City of Loja. The project will have an installed capacity of 30 MW and will operate as a run-of-river project with a capacity factor of about 81%. The project is located on the Sabanilla River, a tributary of the Zamora River.

            The following summarizes the key project characteristics:

            o   mean annual flow, Sabanilla River at intake:  12.4 m(3)/s
            o   project design flow:  9.8 m(3)/s
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            o   net head:  366 m
            o   installed capacity:  30 MW
            o   average annual energy produced:  212,000 MWh/a
            o   pelton units will be installed:  2 x 15 MW
            o   transmission line (138 kV) from Sabanilla to mine:  95 km
            o it will also be connected to the Ecuadorian transmission grid to allow the sale of any excess energy the mine does not use
            o it will also be able to operate in an islanded condition (i.e., if the Ecuadorian Grid goes down), and be able to supply energy directly to the Mirador Mine.

            The overall project layout and concepts proposed are typical of a high head run-of-river hydroelectric project with low-pressure tunnel, high-pressure steel penstock and surface powerhouse.

            The weir/diversion structure will include a 2 m high concrete sill with 3 m to 4 m high inflatable rubber dam. Part of the flow will be diverted into an intake structure that will include low-level intakes, screens, sluice gates, and sediment exclusion facilities. The banks of the valley at the proposed intake site are steep and the river is deeply incised with a narrow cross section. Therefore, access to the intake structure, during both construction and operation, will be via an access tunnel.

            A D-shaped water power tunnel will be constructed using drill and blast construction technique and operate as a low-pressure conduit to transfer the water from the intake site to the high pressure steel penstock. The tunnel will generally be unlined with a finished concrete floor and adequate support where required. The rock quality is generally good and lining of the tunnel is only expected near the two portals. The surge facility will be located at the downstream end of the tunnel and will be located within the mountain, excavated vertically in rock.

            The steel liner and high pressure penstock will run from the surge facility down to the powerhouse, which is located on the right bank of the Zamora River. The penstock will be buried and have a diameter of about 1.6 m.
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            The powerhouse layout is fairly typical of that required for Pelton turbines, with a concrete substructure and steel superstructure.
            The project switchyard will be located directly upslope of the powerhouse. A tailrace channel will discharge the water from the two units into the Zamora River, directly downstream of the Sabanilla River and Zamora River confluence.

            Two 3-jet 15 MW horizontal axis Pelton units are proposed.

            The powerhouse switchyard will include a step-up transformer (generation to transmission voltage) and a new 138 kV transmission line will be constructed from the Sabanilla Switchyard all the way to the Mirador Mine substation. It is also proposed that project will be connected into the National Grid and excess power produced will be sold on the SPOT market.


8.6         Employee Housing

            The towns of El Pangui and Gualaquiza are a short driving distance from the proposed plantsite and administration facilities. With their developed infrastructure, these towns provide the opportunity for some employee owned housing or private rental accommodation. The construction camp facilities will be retained and maintained during mine operations and will provide alternative short-term accommodation for employees as may be required.

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9.0      ENVIRONMENTAL AND PERMITTING

9.1      Environmental Baseline

            Terrambiente, a Quito-based environmental firm, has completed an environmental baseline assessment for the Mirador Project. Baseline data collection commenced in March 2004 and has been ongoing through the study period.

            The Mirador Project is located within the Cordillera del Condor, an area considered ecologically important because of its high biological diversity and presence of endemic species.

            The topography of the project area is irregular, with altitude varying between 760 m and 1,500 masl. The climate is rainy subtropical with temperatures ranging between 10(degree)C and 35(degree)C.

            The principal rivers in the area are the Zamora, Quimi and Tundayme rivers. Land use in the area varies from farming and grazing to secondary forests and remnants of first growth forests. Wood is harvested by the local inhabitants for use in construction and as a source of fuel for cooking.

            The villages of San Marcos, Valle de Quimi, and Tundayme are found within the direct area of influence of the project. Within this area, the small village of Chuchumbletza and the town of Pangui are also taken into consideration due to their location near the tailings pond and processing facilities.


            The town of Gualaquiza is located within the indirect area of influence.


9.2         Physical Component

9.2.1       Hydrography

            The mine site is along a west-facing slope of the Cordillera del Condor, which forms the main drainage divide, and is east of the Andes. This shields the mine site from the

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            Pacific Ocean wind currents from the west. It is exposed to weather patterns from the central Amazon River basin and the Atlantic Ocean on the east. The mine site drainage basin elevation ranges from 1,300 m to 2,100 m and drains into the Quimi basin. The high-altitude rain clouds surround the mine site and contribute to the total precipitation experienced at the project site.

            In general, the mine site project area is located within the Quimi River basin. Within this basin are the Tundayme and Wawayme rivers. The Quimi River flows west to the Zamora River, which flows northeast to the Amazon Basin.

            The tailings and processing site is located 10 kilometres west of the mine site. The elevations range between 760 masl and 825 masl. The site is located within the Zamora River Basin and contains smaller watercourses such as the Paquintza River, which flow to the north towards the nearby Chuchumbletza River.

            Small streams in the area flow into the Zamora River and are used for watering cattle and also for domestic use. The presence of a swampy area and the hydrological conditions in the area make it probable that an unconfined superficial aquifer exists, which is protected by an impermeable soil layer that helps form the swampland. This hypothesis will be confirmed by drilling and the installation of piezometers.


9.2.2       Hydrology

            Hydrologic parameters for the Mirador site were estimated using data from the nearest weather monitoring station at Gualaquiza, about 30 km to the northeast of Mirador. Adjusting for the elevation difference between the two sites, the mean annual precipitation at Mirador for the mean basin elevation was estimated to be 2,708 mm. This annual rainfall volume was applied to the open pit and waste dump diversion ditch mean drainage basin elevation of 1,750 m. The volume for the open pit and waste dump site was estimated to be 2,373 mm at a mean basin elevation of 1,350 m.

            The meteorological conditions at the proposed Pangui TMF Site were estimated using the information found in the Caminosca report "Informacion Meterorologica e Hidrologica." The average annual rainfall at the Pangui TMF is assumed to be 2,000 mm. Monthly precipitation distributions and standard deviations are based on

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            data from the El Pangui and Gualaquiza monitoring stations; these may be found in Table 9-1. Site specific hydrological studies are presently being developed for the Tailings Management Facility area and will be included within the final environmental impact assessment document.


9.2.3       Geology

            Granodiorite and granite of the mid- to late-Jurassic Zamora batholith forms the mineralized host of the Mirador porphyry system. The mineralization consists mostly of fine-grained chalcopyrite disseminated evenly throughout the granite, together with gangue minerals pyrite and lesser magnetite. A thin enrichment blanket of chalcocite overlies the chalcopyrite mineralization.

            A series of barren, northeast trending (mostly dipping steeply to the northwest), hornblende-feldspar-porphyry dikes cut the Zamora rocks. The flat-lying, cretaceous Hollin formation quartzite unconformably overlies the Zamora, with pre-Cretaceous erosion removing most of the early to mid-Jurassic Misahualli and Chapiza volcano-sedimentary rocks. These latter units are present only as hornfelsed pendants within the Zamora batholith.

            All units display characteristic tropical weathering profiles, with saprolite thickest under ridges and streams generally cut down to bedrock. The larger river systems have thick colluvial and alluvial cover gravels that are weathered to clays at depth. The thickest cover sequences, in the Zamora and Quimi rivers, are related to fault movements.

            Four fracture systems are found at the site: NNE, E-W, NNW-SSE and NE-SW. Of these, only the NNE and NE-SW appear to have related fault movement. The Quimi River appears to be controlled by a NE-SW fault, and, 12 km to the west, the Zamora River follows a N-S structure that has clearly tilted the Hollin strata. No significant or mappable faults were discerned within the porphyry system.

            The tailings and processing plant site is located within the Hollin formation. It presents mainly well-cemented, finely grained quartz rich sandstones that appear to be dipping mainly to the west. Some porphiritic bodies were identified 1 km to the north of the river crossing and may correspond to an extension of the Zamora batholith.
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9.2.4       Morphology and Soils

            Four morphologic units were observed in the study area: Planar upper (ridge-top) surfaces (tabular to monocline), dissected relief on granitic basement, and lower valley fluvial terraces. The relief in the project site area is steep.

            In the area of the mine, two principal soil types were found:
            Entisol, immature soils that lack the vertical horizon development, and Inceptisol, young soils that are more developed than entisols.

            In general, the soils are pH neutral (6 to 7) with a low organic content. Arsenic, chromium, copper, lead, and vanadium, were detected in the soils in the proposed tailings management facility and open pit.

            The tailings and processing site has an average altitude between 760 m and 825 m above sea level over 90% of its area, with the presence of low slopes and semi-flat terrain with small, rounded hills. To the north of the site are the slopes of the Cordillera, with a maximum altitude of 960 masl and where hillsides with steep slopes can be observed.

            Analysis of these soils is currently underway for the same parameters as in the mine site.


9.2.5       Water Quality

            Twelve background water quality stations were established for the Mirador Project. Another four stations have been established for the tailings site and the first water samples are currently being analyzed. Table 9-1 indicates the location of the stations for the project referenced geographically.

            In general, results obtained regarding water quality in the area indicate that parameters are within Ecuadorian Drinking Water Quality Guidelines (SUMA), except for the presence of coliforms.
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            All of the water quality samples contained coliform levels high above regulated water quality limits. Samples taken downstream of the villages of San Marcos and Tundayme contained the highest concentration of coliforms. These villages lack sanitary treatment facilities.

            Parameters such as metals within the water quality samples presented no anomalous readings. During the rainy season, soils from the steep sided terrain are washed into the river systems. This was confirmed by the high amount of total suspended solids detected in the river water samples. A total suspended solids (TSS) baseline sampling program is being completed to establish baseline TSS levels (likely exceeding SUMA and World Bank limits) during rainfall events.

            Samples presented a low Biological Oxygen Demand (BOD), a result of steadily flowing water that does not allow local decomposition of any organic matter which may deposit along the river shores.

            Some river water samples taken during dry weather conditions were tea coloured, characteristic of the presence of tannins. Foam was also observed in some of these samples. Such characteristics are related to the presence of organic matter along the drainage paths, and thus, are natural in origin.

            It has been detected that the level of tannins and colour within the watercourses may depend on the recent precipitation and water flow level. The present water quality monitoring program is evaluating obtained results in order to establish a relationship between these factors.

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
Table 9-1: Location of Background Water Quality Stations - Mirador Project
--------------------------------------------------------------------------------------------------------------------
ID        Location                                                                                 Coordinates
====================================================================================================================
WQ1       Tundayme River, discharge from Tailings                                                    784838E
                                                                                                    9600168N
--------------------------------------------------------------------------------------------------------------------
WQ2       Wawayme River, before operations discharge                                                 784900E
                                                                                                    9605796N
--------------------------------------------------------------------------------------------------------------------
WQ3       Creek No Name - water from proposed Waste Dump Area                                        784840E
                                                                                                    9605794N
--------------------------------------------------------------------------------------------------------------------
WQ4       Creek No Name - water from east side of proposed Open Pit                                  784478E
                                                                                                    9605753N
--------------------------------------------------------------------------------------------------------------------
WQ5       Creek No Name - water from central part proposed Open Pit                                  783806E
                                                                                                    9605920N
--------------------------------------------------------------------------------------------------------------------
WQ6       Wawayme River, after operations discharge                                                  781976E
                                                                                                    9606324N
--------------------------------------------------------------------------------------------------------------------
QW7       Cristalino River, reference point                                                          784649E
                                                                                                    9610784N
--------------------------------------------------------------------------------------------------------------------
WQ8       Quimi River, before Valle del Quimi village                                                784372E
                                                                                                    9610772N
--------------------------------------------------------------------------------------------------------------------
WQ9       Quimi River, after Valle del Quimi and before San Marcos village                           782156E
                                                                                                    9606961N
--------------------------------------------------------------------------------------------------------------------
WQ10      Quimi River after San Marcos and before Tundayme village                                   780482E
                                                                                                    9604926N
--------------------------------------------------------------------------------------------------------------------
WQ11      Tundayme River, before branching                                                           780946E
                                                                                                    9603617N
--------------------------------------------------------------------------------------------------------------------
WQ12      Quimi River after Tundayme village                                                         777707E
                                                                                                    9605171N
--------------------------------------------------------------------------------------------------------------------
WQ13      Tundayme River, before Tailings                                                            789123E
                                                                                                    9537904N
--------------------------------------------------------------------------------------------------------------------
WQ14      Tundayme River, after Tailings                                                             785639E
                                                                                                    9600293N
--------------------------------------------------------------------------------------------------------------------
WQ11A     Tundayme River, right branch after the conveyer crossing                                   780491E
                                                                                                    9604839N
--------------------------------------------------------------------------------------------------------------------
WQ15      Zamora River, after the mouth of the Machinaza                                             775119E
                                                                                                    9602056N
--------------------------------------------------------------------------------------------------------------------
WQ16      Zamora River, after the mouth of the Chuchumbletza                                         774790E
                                                                                                    9610261N
--------------------------------------------------------------------------------------------------------------------

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
--------------------------------------------------------------------------------------------------------------------
WQT01     Stream that flows into the Zamora River and originates                                     774100E
          before the processing plant site                                                          9604813N
--------------------------------------------------------------------------------------------------------------------
WQT02     Paquintza River, after Tailings                                                            773312E
                                                                                                    9606904N
--------------------------------------------------------------------------------------------------------------------
WQT03     Paquintza River, before Tailings                                                           773784E
                                                                                                    9604561N
--------------------------------------------------------------------------------------------------------------------


9.3         Biological Setting

            Baseline biological data was collected in five areas. These sites represent areas of direct impact by the project as well as a reference area, which will not be influenced by proposed mining activities.

            The biological components sampled are representative of the flora and fauna of the following study areas:

            Site 1 - Upper Tundayme River Basin

            Site 2 - Tundayme River Basin

            Site 3 - Open Pit and Waste Dump Site

            Site 4 - Cristalino River Area - Reference Area

            Site 5 -Tailings & Processing Site Facilities (in progress)


9.3.1       Mammals

            A total of 45 species belonging to eight families and nine orders of mammals were identified. These represent 12% of the total mammals registered in all of Ecuador, and 32% of the species registered in the Cordillera del Condor. This area is considered a moderately biological diverse environment. Of the 45 species identified only three, comprising bats, are considered abundant.
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            Of the species identified in the area, six mammals are considered
            Vulnerable (VU) according to the IUCN Red List of Species, and the rest are considered under minor risk.

            Some of the mammals like the otter, "machin" monkey, and tapir, are sensitive to habitat changes and may move out of the area when mining activities commence.

            Analysis results for the tailings and processing site are currently being processed and will be included within the final environmental impact assessment document.


9.3.2       Birds

            A total of 154 species of birds were identified during the baseline program. This represents 12.5% of the birds registered in the Ecuadorian Eastern Region and 9% of the birds in Continental Ecuador. In general, the study area contains a relatively low diversity and abundance of bird species. Six of the 154 species identified during the baseline study are endemic to the area. According to the "List of Birds in Risk of Extinction in Ecuador" (Granizo, et al., 2002), 18 species are considered rare, five species are endangered, three species are considered vulnerable, and two are considered almost endangered. Some of the birds identified in the area migrate from North America while others migrate within Ecuador.

            Analysis results for the tailings and processing site are currently being processed and will be included within the final environmental impact assessment document.


9.3.3       Reptiles and Amphibians

            A total of 31 species of amphibians and 12 species of reptiles were identified in the study area, corresponding to 63% and 52% of the total amphibians and reptiles registered in the Cordillera del Condor. Fifteen of the amphibian species identified need water to reproduce while 16 of these do not depend directly of water resources.

            The majority of the amphibians identified are nocturnal (96%). Two species of amphibians are registered as endemic to the eastern flanks of the Cordillera.
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            Analysis results for the tailings and processing site are currently being processed and will be included within the final environmental impact assessment document.


9.3.4       Insects

            A total of 38 species of insects were sampled during the base line field program. This included seven species of diurnal butterflies. The numbers sampled indicate a high diversity of butterflies in the project area.

            Analysis results for the tailings and processing site are currently being processed and will be included within the final environmental impact assessment document.


9.3.5       Fisheries Resources

            The rivers sampled for fisheries resources included the Cristalino, Quimi, Tundayme and Wawayme. A total of 24 species from 10 families of fish were identified during the baseline study. The study area consists of aquatic systems characterized by the presence of matting, secondary brooks and clear water rivers with sandy bottoms, with medium to small rocks, a few of woods and leafs, a considerable stream, and conditions that determine a low fish diversity.

            No irregular fish behaviour was observed at any of the sampling sites, nor alterations in pigmentation or appearance.

            Analysis results for the tailings and processing site are currently being processed and will be included within the final environmental impact assessment document. The sites sampled include: the Paquintza and Chuchumbletza rivers and local drainages at the site.


9.3.6       Benthos

            The water quality in the rivers in the project area is relatively homogeneous, indicating similar physical and chemical water conditions. A large number of macroinvertebrate

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            species were sampled from the rivers indicating a high diversity and good water quality in the area.

            Analysis results for the tailings and processing site are currently being processed and will be included within the final environmental impact assessment document.


9.3.7       Flora

            A total of 583 species of flora were identified during the baseline study. It is important to mention that during the study, at least three new species for the cordillera and Ecuador were registered within the humid flank forest as well as the low mountainous bush forest. Of these three species, one is a palm tree which is a possible new species to science, but studies are still inconclusive.

            Analysis results for the tailings and processing site are currently being processed and will be included within the final environmental impact assessment document.


9.4         Ecology

            The ecology of the high, moderate, and low land areas are closely linked, and disturbances within a specific zone will affect other ecological zones.

            In general, the project area has a variety of habitats, due to the climatic and geomorphological characteristics of the area. Due to the climatic conditions and the availability of food, altitudinal migration patterns have been observed for some groups of species.

            Analysis results for the tailings and processing site are currently being processed and will be included within the final environmental impact assessment document.
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9.5         Environmental Impact Assessment

9.5.1       Potential Impacts to the Physical Environment

            Open Pit Mine and Waste Dump Impacts

            The open pit mine will be developed with pit walls up to a height of over 400 m. Over the life of mine (one year pre-production development and 12 plus years of production mining), the operation will remove a total of 202 Mt of material, including 111 Mt of ore and 91 Mt of waste. The primary potential impact of mining will be on water quality, both in sediment and potential acid mine drainage from oxidation of exposed wall rocks.

            The mine waste dump will contain about 91 Mt of mine waste material, consisting of about 55 Mt of sulphide-bearing wastes and 36 Mt of saprolite. The sulphide-bearing wastes are expected to be acid generating materials. These acid-generating wastes will present the most significant potential impact of the project, as the drainage from these dumps will likely become acidic and contain dissolved metals. If acid generating materials are not properly managed, drainage will likely present a risk to the water quality of the Wawayme River and downstream on the Quimi River.

            Tailings Management Facility

            The construction of the tailings management facility in the Pangui area will involve covering about 400 ha of mainly farming plots surrounded by secondary growth forest. The site will serve to provide permanent impoundment for about 106 Mt of tailings over the life of the mine. The Tailings Management Facility (TMF) will be developed by constructing a starter embankment from material excavated from within the TMF basin. The final embankment will be raised during the operating life of the mine. The raising of the embankment is achieved by cycloning the tailings and placing and compacting the cycloned tailings in lifts, using the centerline construction method

            Potential negative impacts of the TMF are as follows:
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            o   potential contamination of the Paquinzta and Chuchumbletza rivers by the tailings process water, as well as, Zamora river due to stream flow into the Zamora

            o   potential acid generation of tailings on closure of the TMF

            o potential for dam instability leading to failure of the impoundment

            o   loss of habitat in tailings impoundment area

            o   change of natural drainage patterns

            o potential soil instability on surrounding slopes of the impoundment

            o   potential contamination of local ground water

            o   potential change of hydraulic behaviour of local ground water

            o   visual impact of landscape changes.

            o noise disturbance from the plant areas and surrounds, as well as on roads due to increase of vehicle circulation

            o increase of dust in air or mud (according to season) near to road due to vehicle circulation

            o   exhaust emissions from engines.


            Site Development Negative Impacts

            Development of the project will entail considerable terrain disturbance, with potential sediment generation from construction disturbance and slope instability. The steep sided terrain, unstable soils, and periods of prolonged heavy rainfall promote erosion. This is evidenced by the elevated levels of suspended sediments detected in river water quality samples during rainfall events. Stripping of the vegetation for the development of the mine and exposure of the soils will promote the release of suspended sediments. Some of these areas will include:

            o   road cuts

            o   tailings dam and borrow pit development

            o   plantsite excavation

            o   waste dump foundations

            o   diversions.

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9.5.2       Potential Negative Impacts to the Biological Environment

            The natural ecology in the project area contains important ecological resources. While the secondary forests provide refuge and food for a portion of the local area wildlife, the primary growth forests with their dense canopies provide habitat for other flora and fauna. Development of the mine and construction of the tailings management facility will alter the ecosystem balance affecting biodiversity in the area. Wildlife will move out of the disturbed areas and migrate to other areas.


9.6         Proposed Mitigation Measures

            In order to minimize the impact from mining activities on the physical environment, Corriente is developing a water management plan and closure and reclamation plans for the various phases of project development. The plans will address the impacts from the construction, operation and closure phases.


9.6.1       Open Pit Mine and Waste Dumps Mitigation

            Diversions will be designed and constructed to route flow around and away from the pit to maintain water quality in the area and to minimize impacts to operations. Runoff within the pit area and overflow exceeding the ditch design volume or failures will be collected, pumped or routed out of the pit by ditches, pipes or other means.

            If water quality is in compliance within effluent limits, the water will be conveyed and discharged. If the water quality is not in compliance within effluent limits, the water will be treated by active or passive means to bring the water into compliance and discharged.

            Pit water will be diverted or pumped and routed out of the pit into the Wawayme River directly when in compliance or treated and discharged if necessary.
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            Studies are currently under way and will continue as the project develops, to assess the rate and potential severity of acid drainage from the waste dumps and open pit. Humidity cell testing is currently being carried out. As well, hydrological studies are ongoing, with a network of weather monitoring and rain gauges, as well as stream gauges, to help in better estimation of flows in the various drainages on site.

            It is expected that water treatment may be required to mitigate acid mine drainage, particularly from the waste dumps. If the pH or other parameters are below the regulatory limits, the following generally accepted treatment schemes, alone or in combination, will be used to bring the discharge into compliance, as necessary.

            Passive treatment systems based on the physio-chemical mechanisms such as adsorption, ion exchange and metabolic uptake will be used as a first mitigation step with the following options:

            o discharging water into sediment channels and weep berms, using organic soils and plants to reduce metals and improve pH

            o utilize natural wetlands and/or construct wetlands, using microbial activity, algae and vascular plants to reduce concentration of metals in the water

            o bactericides such as ProMac bioreactors, and other bioremediation techniques may be used to inhibit acid generation in the waste dumps, facility pads, and fill areas that may be acid generating

            o metal tolerant plants may be used for reclamation and as a control mechanism as necessary and acceptable in the vegetation scheme.

            If the discharge from any mine facilities (pit, waste dumps, tailings pond) are below the regulatory pH, and passive treatment systems are not adequate, active chemical treatment will be used to mitigate impacts. Typical bases or alkalis used to treat acidic water are:

            o   limestone (CaCo3)

            o   quicklime (CaO)

            o   hydrated lime (Ca(OH)2)
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            o   soda ash (Na2CO3)

            o   caustic soda (NaOH)

            o   sodium bicarbonate (NaHCO3)

            o   ammonia (NH3).

            Depending on the water chemistry, flocculants and coagulants may be used to reduce the metals concentration prior to neutralization. Aeration may be also used as a pre-treatment to reduce iron and manganese.

            The alkali treatment requirements will vary over the life of the mine dependent upon concentration of heavy metals (Al, Mn, Zn, Cu, Fe). The concentration of metals in the pit wall and waste rock will vary over the life of the mine requiring different dosage levels of alkalis to raise the pH and precipitate the heavy metals prior to discharge to the receiving waters.

            The application processes may be relatively simple, flow through hoppers dissolving soda ash briquettes; drip or trickle systems discharging NaOH based on manual or automatic flow measuring systems; semi or fully automated water treatment plants.

            As new technology and treatment methods develop during the life of the operation, they may be utilized to mitigate impacts and maintain compliance.

            As the waste dumps are constructed, any final surfaces will be capped with impervious soil or geomembrane liners to reduce infiltration, and hence reduce the volume of water that would have to be treated. Containment and monitoring procedures will also be developed to avoid leaching or spilling of treatment chemicals out of the system to during all the project phases.


9.6.2       Tailings Management Facility Mitigation

            The Pangui TMF has been designed as a zero discharge facility and includes the following mitigation measures:
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            o   A starter embankment will be built to an elevation of 748 m prior to the beginning of operations; this will provide about two years of storage at the proposed 25,000 t/d production rate. This elevation has been selected to provide ample time for commissioning of a cyclone system for coarse sand production and the procedures for placing and compacting the sand fraction.

            o The main embankment will be raised to its ultimate elevation of 776 m using cyclone sand raises, using the centreline construction method.

            o In addition to the starter embankment, a small dam will be built at the southeast corner of the facility to an elevation of 760 m to provide a pond in which the cleaner tailings may be stored under a constant water cover. This small dam will eventually be submerged as the pond surface rises to its ultimate elevation.

            o The TMF is designed to accommodate the 106 Mt of solids produced over the 12-year life of the project. The principal design consideration is ensuring that the proposed facility meets the "zero discharge" criteria, meaning that no water will be released from the facility throughout the life of the project.

            o The geochemical characteristics of the Tailings have been tested by SGS Lakefield Research Laboratories and the results of these tests are presented in SGS Lakefield Research Report LR10703-002 (February 2005). Based on the results presented in this report the rougher tailings would be the most suitable for cycloned sands embankment construction, as they are non acid generating. The high sulphide cleaner tailings are the only tailings that showed the potential of being acid generating if allowed to oxidize. The composition of the tailings when averaging from the Super-Composites for the rougher tailings and high sulphide cleaner tailings is as follows:

                - 87% of the total feed reports to the rougher tailings (21,950 t/d)

                - 10.3% of the total feed reports to the high sulphide cleaner tailings (2,575 t/d)

            o In order to prevent the high sulphide cleaner tailings from oxidizing the plan is to separate the cleaner finer tailings component in a separate tailings line directed into the TMF pond so that it would be perpetually saturated and therefore will not oxidize. With the mill in close proximity to the pond this is practical.

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            o   The proposed Pangui TMF is modelled as a zero discharge
                facility, with no water leaving the system except through evaporation and as process water reclaim. The facility benefits from a relatively small catchment area, which allows it to operate in a favourable water deficit condition with only minor diversion ditching required. The model indicates that about 30% of the upper catchment runoff will have to be directed away from the TMF.

            o As part of the overall monitoring program, eight groundwater monitoring wells will be installed as part of the initial site investigation program. These wells are located downstream of the final TMF embankment toe and will continue to be monitored both during and post construction. These wells will be sampled to evaluate seepage water quality and may be converted to recover seepage if required.

            o Geotechnical instrumentation will be installed in the tailings embankment and foundation during construction and over the life of the project. The instrumentation will be monitored during construction and operation of the TMF to assess embankment performance. The instrumentation installed will include:

                -   piezometers
                -   movement monuments
                -   slope inclinometers
                -   groundwater monitoring wells.


9.6.3       Site Development Mitigation

            Road cuts and fill areas will be designed to be stable for safety and to minimize environmental impacts of erosion and water quality. Cut and fill slopes will be revegetated as soon as practical. Drainage controls will be designed to safely pass the peak runoff from a 30 year storm event. Controls include but are not limited to bridges, ditches, cross drains, and ditch relief drains.

            Drainage pipe and culverts will be designed, installed and maintained to prevent erosion at the inlet and outlet, to prevent uncontrolled drainage over the road surface and fill, and to be non-clogging.

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            Road surfaces will be designed, surfaced, and maintained for the traffic volume, speed, and weight of vehicles using the road. Non-toxic and non-acid forming materials will be used for roadbed and surface construction.

            Corriente will carry out an active program of concurrent reclamation/revegetation of disturbed surfaces during mine operation.


9.6.4       Chemicals and Hazardous Materials Mitigation

            Corriente will comply with Ecuadorian hazardous materials handling and disposal regulations. The following general guidelines will be followed and detailed in the Environmental Management Plan. World Bank guidelines and international standards will generally be followed unless they are in conflict with Ecuadorian regulations which will take precedence.


            Hazardous Materials Storage

            Hazardous materials will be segregated and stored using best management practice including but not limited to the following:

            o the storage areas will be designed to adequately and safely store a sufficient quantity over a prescribed time limit, one to three months

            o the storage area will be properly designed to contain and prevent contamination of the environment, particularly soil and water

            o floor, curbing, walls and roofs will be designed to adequately contain spills and protect the storage area from weather

            o spill kits, protective equipment, and other necessary equipment will be in the storage area or approximate to the storage area to clean and mitigate spills

            o fire prevention systems will be designed appropriate and adequate to the material being stored

            o   only containers that are in good condition will be used

            o containers or liner materials will be compatible with the waste being stored
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            o   incompatible (e.g., bases and acids) materials will not be stored in the same container and will be stored in safe manner and distance to prevent accidents

            o to provide a safe work area, walls, dikes, berms, or separate facilities of other means will separate incompatible materials

            o drums, containers, and storages will be properly labelled, marked, placarded and secured

            o sufficient storage space between containers will be allowed for safe access and handling of containers

            o no smoking, fire prevention and management practices will be developed specific to the materials being stored.

            No cyanide, mercury or other acutely hazardous material or wastes are currently planned to be used or generated at the operation.


9.6.5       Waste Management Plan

            The Waste Management Plan will be developed in consideration of World Bank and North American guidelines. Corriente understands that Ecuadorian regulations and guidelines have not been fully developed. As Ecuadorian regulations are developed, they will be integrated into the Environmental Management Plan and will supersede international guidelines as necessary.


            Waste Identification

            Facility designs and processes will be reviewed to identify waste streams. Discussion and review will include operations, maintenance, shipping/receiving, purchasing, and contractors. If available and practical, material safety data sheets (MSDS) and the workplace hazardous material information (WHMIS) system will be utilized to screen and classify waste streams. If necessary, waste streams will be tested to confirm proper classification and handling. Periodic review of operations and processes will be used to update and revise the waste management plan, again, including and involving the operations teams in the procedure.

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            Non-hazardous waste is any garbage, refuse, or sludge that is not ignitable, corrosive, reactive, toxic, acutely hazardous or listed as a hazardous waste.

            Hazardous waste is a waste that is ignitable, corrosive, reactive, toxic, acutely hazardous or listed as a hazardous waste. Listed wastes include commercial chemical products such as arsenic pentoxide and sodium cyanide. An ignitable waste is a liquid and has a flash point less than 60(degree)C; or burns so vigorously and persistently that it creates a hazard; or is an ignitable compressed gas. Corrosive wastes are aqueous and have a pH less than or equal to 2, or greater than or equal to 12.5. A reactive waste is a waste that reacts violently in water, forms explosive mixtures in water, generates toxic gases when mixed with water, or is capable of detonation or explosion at standard temperature and pressure. A toxic waste is a waste containing listed constituents such as arsenic, barium chromium, lead, mercury, etc., and exceeding concentration limits specific to the constituent.

            Waste Minimization

            The following procedures will be used to minimize wastes prior to initial operation start-up and as an ongoing program during operation.

            o product review, selection, and substitution - whenever possible, non-hazardous materials will be used in lieu of hazardous materials

            o inventory control - inventories will be kept to a workable minimum to prevent expiration of dated products (shelf life) and generation of wastes

            o procedure and process changes - alternative methods of processes will be developed to reduce generation of high volume wastes

            o waste segregation - waste streams will be properly segregated and handled to minimize cross contamination of wastes

            o good housekeeping and training - training programs and housekeeping standards will be developed, implemented, and tracked to reduce wastes.

            o employee training and awareness - the waste minimization procedures will be a part of employee training and incentive programs.

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            Inspection Program

            An inspection program will be developed to:

            o inspect mine facilities for proper waste segregation, storage, and disposal

            o inspect waste storage sites and document the volume of waste stored, type of waste, storage facility conditions, etc.

            o inspect spill kits, protective equipment, reorder and replace as necessary

            o perform periodic inspections of off site transporter including procedures, training, equipment, spill kits, records, and employee awareness

            o perform periodic inspections of off site disposal and recycling sites including procedures, training, equipment, spill kits, records, and employee awareness

            o review inspection findings with operation, transporters, and off site contractors to correct deficiencies, maintain awareness and communication, and to recognize negative or positive performance.


            Spill Procedures Control Countermeasures Plan

            As the facility design and layout are being finalized, a spill plan will be developed and include the following components:

            o facility description, receiving area, above and below ground storage of fuels, lubricants, reagents, etc.

            o   spill prevention measures

            o spill control, countermeasures, response, containment, cleanup and reporting

            o plan implementation, improvements, inspections, records, training, and security.

            Additionally the plan will include designs for an on site spill remediation area. The design will incorporate:

            o   volume of fuels and lubricants transported

            o   potential spill volumes

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            o   frequency of spills

            o   remediation

            o   staged remediation area and volumes required

            o   climatic conditions and controls.


            Recycling

            Waste oil, lubricants, batteries, and antifreeze are typical waste streams amenable to recycling. Specification (not exceeding allowable levels of As, Cd, Cr, Pb, flash point and halogens) waste oil may be rehabilitated on site and reused in equipment, blended and used as a fuel, blended with ANFO and used in the blasting operations, or used as a motor or heating fuel. Similarly the used oil may be sent off site for similar recycling options. Lubricants and greases may be reclaimed and recycled for fuel materials. Anti-freeze may be recovered and reused on sit or sent off site for rehabilitation and reuse.


            Off-site Disposal

            Waste streams that cannot be recycled on site or off site will be disposed of on site or off-site. Non-hazardous materials and wastes may be disposed of in on site cells or the waste dump. Hazardous materials and waste streams may be treated by chemical, biological, or physical treatment to render the material non-hazardous. Hazardous materials may be disposed of in off site treatment facilities using the previously described treatment processes, or off site facilities that use other processes including incineration, land farming, or land filling.


9.6.6       Mitigation of Potential Biological Impacts

            Corriente recognizes that there may be some loss of significant habitat and is developing mitigation measures, including:

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            o   The development of a reserve zone (botanical garden) to
                preserve endangered flora and fauna species and the procurement of buffer areas to preserve ecological resources within the primary growth forest.

            o A protected forest covering part of the concession rights, agreed with the Ministry of Environment to be a major part of a bi-national forest area.


9.7         Project Permitting

            Ecuador's environmental legislation is extensive and their requirements for early stage operations (i.e., exploration are well defined.) Ecuador is one of the few Latin American countries that have adopted an EIA process for exploration activities. Argentina, Chile and Peru have adopted a similar process to conduct environmental assessments for early stage exploration.

            Under Ecuadorian Mining Law and Mining Environmental Regulations, the Ministry of Energy and Mines handles the environmental approval system for new mining projects. Mining concession holders are required to complete environmental impact studies and environmental management plans to prevent, mitigate, rehabilitate, and compensate for environmental and social impacts as a result of their activities. These studies would be approved by the Ministry of Energy and Mines Sub secretary of the Environment.

            The environmental approval process is summarized as follows:

            o   Proponent files a Project Description and Terms of Reference
                (ToRs) regarding how the EIA will be developed with respect to the conditions within the project area as well as the project description with the Ministry of Energy and Mines (MEM) and Ministry of the Environment (MoE). The ToR for Mirador has been reviewed and approved by MEM and MoE.

            o   These ToRs need to be approved by MEM and published.

            o Environmental baseline studies and environmental impact assessment are completed by proponent in accordance with the ToR.

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            o   The EIA is presented to the local affected communities and input to the EIA is requested. A most important section of the EIA is the Community Relations Plan (PRC) that includes all social mitigations planned by the company to be discussed and agreed with the communities. Corriente will have community meetings in Valle del Quimi, San Marcos, Tundayme, El Pangui, and at the Ministries of Energy and of the Environment. The EIA is updated to acknowledge community input.

            o The EIA is submitted to MEM who reviews within a 45-day period after which the ministry will request Corriente to respond to any comments and questions regarding the EIA.

            o Corriente will have a 30-day period to submit responses to all comments and questions.

            o The MEM will then take another 30-day period to revise the documentation and pronounce its satisfaction with all information, obtaining in this way the Approval for the EIA.

            o Once the EIA is approved, proceedings towards granting of the Environmental License starts. It is estimated that another 30-day period is needed to prepare and grant the Environmental License.

            o Submission of EIA to the Ministry of the Environment will take place at the same time as with the Ministry of Energy and Mines. Approval times are expected to be less than MEM.

Table 9-2:    List of Major Permits required for the Project
------------------------------------------------------------------------------------------------------------------
Permit                      Granting Institution           Requirements           Estimated Time for Approval
==================================================================================================================
Environmental License       Ministry of Energy and Mines/  Approval of EIA by     30 days after approval of the
                            Ministry of Environment        both Ministries.       project and payment
                                                           Payment of license
                                                           fees.
------------------------------------------------------------------------------------------------------------------
Permit to Discharge         Ministry of Environment        Approval of EMP,       Valid for two years.  To be
                                                           payment of fees,       obtained after one year of
                                                           compliance with EMP    operations.  Estimated time to
                                                           and regulations.       obtain the permit: is 30
                                                                                  days.
------------------------------------------------------------------------------------------------------------------
Permit to Modify Water      National Council for                     -                           -
Courses                     Hydrological Resources
                            (Consejo Nacional de
                            Recursos Hidricos)
------------------------------------------------------------------------------------------------------------------

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
------------------------------------------------------------------------------------------------------------------
Permit to Use and           Joint Command of Logistics     Compliance with                       -
Transport Explosives        Management/Naval and Air       safety regulations
                            Zone Command Squad
                            (Direccion de Logistica del
                            Comando Conjunto/ Comandos
                            de Brigada y de las Zonas
                            Naval y Aerea)
------------------------------------------------------------------------------------------------------------------
Health and Safety Permit    Ministry of Labour             Presentation of        Estimated time to obtain the
                                                           Company's Heath and    permit is 30 days.
                                                           Safety Plan.
------------------------------------------------------------------------------------------------------------------

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10.0        SOCIO-ECONOMIC

10.1        Location and General Characteristic of the Area

            The Mirador project is located within the provinces of Zamora Chinchipe and Morona Santiago. Three parishes are located within the mine operations area: the El Guisme and Tundayme parishes in the county of El Pangui and the Bomboiza parish in the county of Gualaquiza.

            The Tailings Management Facility (TMF) is located in the county of El Pangui, in the parish of El Pangui. The site is specifically located to the north of the neighbourhood of Santa Cruz (Figure 2.2) and south of Paquintza (which are two neighbourhoods of less than ten houses).

            The density of the population in the project area is low and poverty indices are high. There is a scarcity of infrastructure and public services.

            The population in the region is composed primarily of immigrants from other parts of Ecuador. At the TMF site, the population is a mixture of colonists and Shuar who live in a similar manner to the colonists.


10.2        Social Analysis of the Tundayme, El Guisme, and Bomboiza Parishes

            Poverty affects six out of ten people in these parishes. There are no pre-schools in the area and illiteracy is high. On average, people attend school for less than six years.

            There is a lack of basic public and health services in the parishes.

            The distribution of the native Shuar population in the area is as follows:

            o   15% in Tundayme
            o   20% in El Guisme
            o   66% en Bomboiza
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10.3        Initial Social and Population Analysis of the Mirador Project
            Area - TMF Site

            The study area is located in the parish of El Pangui and specifically in the neighbourhoods of Santa Cruz and Paquintza. These neighborhoods are bordered to the west by the Chuchumbletza - El Panqui road.

            The population of the area is a mixture of colonists and Shuar. Paquintza is the only organized Shuar community within the study area and is composed of eighteen families.

            The Santa Cruz neighbourhood has 16 families. Each family is made up of an average of five people, and most have a small farm that they work on producing coffee, plantain, yucca, and rice.

            Cattle raising provides the families with between 2 to 5 L/d of milk, with an average of seven to 15 cows and between three to five young bulls on each farm. Milk is sold at $0.25/L. Cheese is also produced for self-consumption and for sale.

            With respect to education, schools have one teacher working within buildings that are in generally good condition. In the area are the following schools: Miguel Avanchi school with 17 students, and the Paquintza school with 23 students.

            It is important to indicate that Santa Cruz has a catholic church.

            All of the communities communicate with each other via third order roads. The main Amazonian Highway, which passes through these communities, is used by all public as well as private vehicles for travel to Loja, Zamora, Cuenca, Macas, and the southeastern region.

            The most important town nearest to the study area is El Pangui, which is the county seat and is located approximately 5 kilometres to the southwest of the TMF site.
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            In regards to the use of soil, approximately 80% of the land is dedicated to pastures and crops, 10% is secondary forest, 5% is the Los Hachales Reserve and 5% is for other uses. The land in the low-lying areas is swampy.

            Shuar land lies mostly to the north of the study area and none of the mine infrastructure will be on the Shuar community land.


10.4        Population Characteristics in the Mirador Project Area -Mine Site

            The population distribution in the communities or neighbourhoods present in the area is summarized in Table 10-1.

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           Table 10-1: Population Distribution and Age Range in the Project Area
           --------------------------------------------------------------------
           Community             Men        Women             Total Population
           ====================================================================
           Valle del Quimi         48           32                     80
           San Marcos              29           30                     59
           Tundayme                72           73                    145
           Las Maravillas          18           16                     34
           Quimi                   47           47                     94
           Chuchumbleza            66           62                    128
           Churuwia                16           15                     31
           Varias                  15           14                     29
           --------------------------------------------------------------------
           Total                  311          289                    600
           --------------------------------------------------------------------


           The age ranges of the population are:

           ---------------------------------------------
           Age                Population (%)
           =============================================
           0 to 11                  36
           12 to 24                 30
           25 to 64                 30
           65 y +                    4
           ---------------------------------------------


           Illiteracy rates for the population over the age of 18 in the project area communities are presented in Table 10-2.

           Table 10.2:    Rates of Illiteracy in the Project Area Communities
           ---------------------------------------------------------------------
           Community               (%)        Illiterates      Population Older
                                                                        than 18
           =====================================================================
           Valle del Quimi        17.6             6                         34
           San Marcos             50.0            17                         34
           Tundayme               19.7            13                         66
           Las Maravillas          7.4             2                         27
           Quimi                  12.5             5                         40
           Chuchumbleza           10.2             6                         59
           Churuwia               30.0             3                         10
           Varias                  4.5             1                         22
            --------------------------------------------------------------------
           Total                  18.1            53                        292
           ---------------------------------------------------------------------

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10.5        Ethnicity

            Of the population in the project area, 85% is of mixed race and 15% are native Shuar. The majority of the population in the area is originally from other provinces within Ecuador. Migration into the area has diminished in the past years. Of the present population, approximately 50% of the families have relatives that have moved from the Mirador area, of which some have moved out of the country.

            In contrast with other Shuar federations, the Shuar community in the project area has integrated with the non-native population and have lost their cultural identity. In comparison with other Shuar communities in the provinces of Zamora Chinchipe, and Morona Santiago, the majority of the Shuars in the area do not speak their native language or live in a manner typical of Shuar communities. Only the Churuwias, a Shuar community located in the lower valley of the northern Quimi River area, have maintained their cultural identity. This group has broken ties with other Shuars of this province and Ecuador. The Shuars of this region do not belong to other Shuar federations nor are they part of the FICSH (Federacion Interprovincial de Centros Shuaras) or the Shuar Federation of Zamora Chinchipe.

            Table 10-2:  Distribution of the Native Shuar Population in the
                        Project Area
            --------------------------------------------------------------------
            Community                               Native            Total
                                      (%)         Population         Population
            ====================================================================
            Valle del Quimi            -                 0               80
            San Marcos                 -                 0               59
            Tundayme                  20.7              30              145
            Las Maravillas             -                 0               34
            Quimi                     30.9              29               94
            Chuchumbleza               -                 0              128
            Churuwia                 100.0              31               31
            Varias                     -                 0               29
            --------------------------------------------------------------------
            Total                     15.0              90              600
            --------------------------------------------------------------------
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            It should be mentioned that the Paquintza Shuar community is present at the TMF site. Although these Shuars do not belong to the Shuar Federation, they do have an organization in Zamora.

10.6        Employment and Productivity

            In general, there is a lack of employment and personal income is low. Productivity from farming is marginal and used primarily for local consumption. Approximately 40% of the households earn less than US$100 per month, while the remainder of the population earns between US$100 and US$300 per month.


10.7        Existing Infrastructure

            The existing infrastructure in the area is minimal and is as follows:

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            Mine and Conveyor Belt Corridor Area:

            o roads range from non-existent or very rough to good secondary access; most travel in the area is on paths

            o there are no potable water treatment plants nor sewage treatment facilities in the area; raw sewage is discharged directly to the rivers in the area

            o   houses located far from the populated areas lack electricity

            o   one telephone booth was recently installed in Tundayme

            o sixty-nine percent of the population own their homes while 12% rent; approximately 90% of the houses in the area are made of wood.

            TMF Site:

            o   a net of secondary roads run through the area

            o   the Main Amazonian road is located directly to the west

            o the nearby town of El Pangui offers basic services such as food, lodging, and communications

            o an estimated number of four houses are located directly within the TMF site.

            In the vicinity of the TMF are located the schools of Santa Cruz and Paquintza, various housing for Santa Cruz and the Shuar centre of Paquintza. A road from the main Amazonian highway exists up to Santa Cruz, and third order roads are used for communication between these two communities.


10.8        Population Needs

            Responses to interviews with community members clearly indicate, from both high percentages of the responses and constant repetition, that the lack of employment is the most pressing problem in the communities.

            It has been observed that the levels of employment are low since there are no sources of employment. For this reason, most families depend on the income generated by

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            temporary jobs, such as day labour, and the small surpluses from their production of agriculture, cattle, or other animals.


10.9        Opinion of the Population Regarding the Mirador Project

            There are 12 organizations with influence in the county of El Pangui. Seven of these are social organizations, such as cooperatives and associations. One is a religious organization represented by the local catholic mission and the other four represent different government agencies. The most important government authority is the Municipality of El Pangui. The Shuar Association and the Association of Coffee Growers maintain a position against the proposed Mirador Project due to a sentiment of lack of trust towards the technical development of the project, environmental protection, and employment generation.

            To obtain a social base of support for the Mirador Project amongst the inhabitants of the Communities Directly Related to the Project (CDRPs) an "Immediate Intervention Plan in the Communities of the Mirador Project" was designed and implemented by Corriente. Its strategies included the dissemination of information and the education of the communities with respect to the activities of Corriente, the Mirador Project and its operation perspectives.

            The process included visits to each of the homes during which information was conveyed and a favourable reflection on industrial mining activity, in particular, the expectations of the Mirador Project, was generated. The process undertaken was a positive precedent in Corriente's community relations program. Corriente demonstrated a willingness to establish dialogue and to assume serious commitment and participation with community development.


10.10       Archaeological Component

            A total or 788 lamp (or shovel) tests were performed in the Mirador Mine Site Area within the zones of direct influence of the project. Of these, only 87 contained cultural material such as ceramic fragments. Lythic fragments were also registered, but actual

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           usage by historic settlers in the area will only be confirmed after analysis. Carbon dating will be carried out to assess the ages of the various cultural material.

           Of note, one complete unbroken ceramic pot and two fragmented pots were found within the Mirador area.

           Preliminary analysis indicates a medium sensitivity archaeologically for the mine area, in comparison with the mountain top areas of Mirador, which indicate a high sensitivity due to higher level of evidence of historical occupation. Still, some sensitive areas that will be affected have been identified within the operations areas.

           The archaeological assessment for the TMF site is underway and results will be included within the final environmental impact assessment.


10.11      Preliminary Results of the Environmental and Social Impact Assessment

           Corriente has established an active community consultation program in the region. It has held a number of public meetings to explain the project and to obtain input from the local communities.

           Corriente has also established a pilot nursery program that contains many flora species of the area as well as an orchid nursery. This project is in its initial stages but can serve, during the construction and operation of the project, as a botanical reserve to be used during the rehabilitation, regeneration and reforestation programs, as well as, a source for environmental training and an example of sustainable management of resources for the local population.


10.12      Potential Social Impacts

           During construction there will be a need for approximately 730 construction personnel at the peak period. Construction is expected to take 21 months. During operations there will be a need for between 150 to 200 persons. There will be a requirement for heavy equipment operators, mechanics, process operators, administrators, and others. Some of these will come from the local communities while other more skilled workers

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            will have to come from other areas. The requirement for workers in both the construction and operations phases will strain the infrastructure in the local communities.

            Construction, while providing opportunities for local unskilled labour, is temporary. The area may experience an influx of persons from other parts of Ecuador who are looking for employment opportunities. This may create tension between the local area residents and the newcomers. Expectations in the local communities are high and include improvements to the local road network to the provision of sanitary and potable water treatment systems.


10.13       Mitigation Measures

            The mitigation measures proposed for the development of the Mirador project are based on the following social policies to be applied respectively and specifically within the direct influence area once all preliminary social analysis are terminated and main socio development programs defined:

            o respect culture, traditions and values of individuals and groups of individuals related to the project

            o sustainable development in the social, environmental, economic, cultural, and institutional components of the communities within the area of influence of the project

            o synergy with local plans, such that Corriente will develop the company plans taking into account local plans and objectives

            o community territory acknowledgement by Corriente within their range of action and in accordance with national and local laws

            o participation and communication, Corriente recognizes communities as groups of interest and is committed to undertake participation and communication programs within established dialogue, mediation and conflict resolution mechanisms

            o transparency, as Corriente will share its information with communities in the area
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            o   health and safety, it is a commitment of Corriente to take all necessary actions to protect the health and safety of its personnel, contractors and people under the area of influence of the project.


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1.0
11.0        CLOSURE PLAN

11.1        Introduction

11.1.1      Objectives

            This section reviews the Preliminary Mine Closure and Reclamation Plan for the Mirador Project, the complete plan is included in Appendix H. The purposes of this plan are to lay out the closure measures and estimated closure costs as input to the project feasibility study, and also to form part of the Environmental Impact Assessment to indicate the post-mining reclamation activities that will mitigate potential environmental impacts. In general, site reclamation objectives will include the following:

            o   protection of air, surface water, ground water, flora, and fauna

            o   protection of public and worker health and safety

            o   restoration of wildlife habitat

            o design and restoration of a post-mining topography that is comparable with pre-mining conditions

            o restoration of the area in an aesthetically acceptable manner that generally blends within the surrounding habitat

            o establishment of post closure vegetation that is suitable and comparable to pre-mining conditions.

            The Mirador Project will be permitted under Ecuadorian permitting procedures. This closure plan will form part of the Environmental Impact Assessment documents being prepared in support of the permit application process.

            The Mirador Project is being developed to conform to Ecuadorian environmental standards as well as to the guidelines laid out in the Equator Principles. The Equator Principles are a framework for financial institutions to manage environmental and social issues in project financing. The Equator Principles have been endorsed by most
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            of the significant international banks that are involved in mine financing, and in general reference the standards of the World Bank Group.


11.1.2      World Bank Group Guidelines

            From the World Bank Group Pollution Prevention and Abatement Handbook, Base Metal and Iron Ore Mining, following are the guidelines for mine reclamation and closure plans:

            "The Mine Closure and Reclamation Plan should cover reclamation of tailings deposits, waste rock deposits, any open pit areas, sedimentation basins, and abandoned mine, mill and camp sites.

            Mine reclamation plans should incorporate the following:

            o return of the land to conditions supporting prior land use, equivalent land uses or other acceptable uses

            o elimination of significant adverse effects on adjacent water resources

            o use of waste rock for backfill and of topsoil (or other acceptable materials) for reclamation to the extent feasible

            o   contouring of slopes to minimise erosion and runoff

            o planting of native species and of other species that are environmentally acceptable, to prevent erosion and to encourage self-sustaining development of a productive ecosystem on the reclaimed land

            o post-closure management of AMD and tailings; reduction of AMD formation by sealing off pyrite-containing waste from oxidation and percolating water

            o budget and schedule for pre- and post-closure reclamation activities

            o sealing and securing of all shaft openings and mine adits on closure of the mine.

            Money should be reserved over the life of the mine to cover the costs associated with mine closure. The amount of money and the type of financing required will depend on a number of factors such as the projected life of the mine, the nature of the operations, the complexity of environmental issues, the financial and environmental management

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            capacity of the borrower or project sponsor, and the jurisdiction in which the mine is located. The mine reclamation and closure plan, the timing of its submission, and financing of activities under the plan, should be discussed and agreed on with the borrower or sponsor as early as possible."

            Corriente intends to follow applicable and practical World Bank closure guidelines. Any exceptions or deviations will be justified and documented in the detailed closure plan and/or during final site reclamation and closure.


11.1.3      Ecuador Guidelines

            The Ecuadorian environmental regulations for mining activities state that all mining title holders must comply with their Environmental Management Plan and must present a financial guarantee to the Subsecretary of Environmental Protection of the Ministry of Energy and Mines which will hold the guarantee until the complete closure of the mine and for one year after.

            Under Article 67 of the environmental regulations, mine closure plans must be presented for any phase of the operation and must include a description of the infrastructure that will be dismantled including all equipment, camps and others in accordance with the company's Environmental Management Plan and Environmental Audit. Every year a mining titleholder in Ecuador must complete an Environmental Audit until their mining title expires.

            The regulation states that the disturbed areas will be rehabilitated in accordance with the environmental studies that were presented to the Ministry. Rehabilitation plans should take into account future uses for cultural and recreational activities. The mining titleholder is also responsible for damages to the natural environment and contamination to areas that occur after closure of the operations.


11.1.4      Corriente Commitment

            Corriente is committed to reducing residual environmental effects at the site upon closure. Reclamation work will form an integral part of the mine plan and will be

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            carried out progressively, as practical, during the life of the project. The mining and water management plans have been developed to facilitate progressive reclamation. All surface facilities have been designed to minimize reclamation requirements following mine closure and to enhance the natural recovery of the areas affected by mining. It is anticipated that a significant portion of the proposed reclamation will be carried out during the operational phase of the project. Concurrent reclamation will be used to minimize the disturbed areas during the mining stages of the operation. Corriente has incorporated, where applicable, in this Preliminary Mine Closure and Reclamation Plan the guidelines set out in the World Bank Pollution Prevention and Abatement Handbook. Accordingly, Corriente's plan will comply with the conditions of mining permits, regulations, and industry standards. The following principles have been established to guide the development of the overall plan:

            o plan and implement procedures in accordance with all applicable regulations

            o apply cost-effective and appropriate closure and reclamation practices to reduce environmental risks and allow traditional use of the land

            o   conduct studies to predict post-closure environmental effects

            o maintain a program of progressive closure and reclamation as an integral part of project operations

            o incorporate new reclamation and mine waste management methods and procedures.

11.1.5      Status of Closure Plan

            This plan was prepared prior to Corriente receiving Ecuadorian environmental approvals for construction and operation of the project. Therefore, it is considered preliminary since some elements of the plan, such as post-closure monitoring requirements and associated cost estimates, may require revision upon project approval. Further, the specific details of the Mine Closure and Reclamation Plan will evolve as mining progresses, and so the plan will be updated periodically during the mine life. The final plan will be generated several years before mine closure. The key closure and reclamation issues for the project are as follows:
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            o   Acid rock drainage (ARD) will be minimized by placing a cap of compacted overburden materials over the mine waste rock dump, revegetating the dump surface to aid in controlling erosion, and by maintaining runoff diversions around the waste dumps. The successful implementation of this strategy will minimize the volume of water that will require ongoing collection and treatment. Collection and treatment of acidic drainage from the waste dumps will continue for as many years as required, until the levels of acidity and metals abate to such that they will be acceptable for release or that can be adequately treated by passive systems.

            o The tailings impoundment will be drained, covered with native soils and revegetated. Diversion ditches will be constructed around the perimeter. All roads not required or not useable by the community will be decommissioned and revegetated. Drainage collection piping system and sumps will remain in operation where required and a permanent spillway will be constructed to safely discharge run-off.


11.2        Progressive and Final Reclamation Measures

11.2.1      Concurrent Reclamation

            Construction Phase

            All borrow pits, quarries, equipment and storage areas utilized during construction, but not required during mine operations, will be closed out and reclaimed at the end of the construction phase of the project. All cuts and fill created during construction, including roads, plantsite, tailings line, diversion ditches, and sedimentation pond dikes will be vegetated to assist in erosion protection.

            Prior to disturbing areas, all practically available and suitable soil will be salvaged and stockpiled for redistribution during ongoing reclamation and final closure of the mine.


            Operations Phase

            During operations, areas will be regraded, revegetated, and stabilized, as soon as possible.
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            Waste dumps will have a cap of impervious material applied as soon as final surfaces are created, at which time they will also be vegetated. The waste dump will be constructed to its final slope angles where possible.

            Soil salvage will be incremental and concurrent with each phase of waste dump construction, pit development and waste rock dump development. Soils will be tested for chemical and physical suitability to ensure suitability for reclamation. Soil stockpiles will be located as close as feasible to areas of reapplication. Stockpiles will be constructed with stable side slopes and access ramps. Stockpiles will be stabilized and seeded as soon as practical to prevent erosion and reduce leaching of soil nutrients. An annual inventory will be maintained of disturbed areas, volumes of topsoil accumulated, and volumes distributed.

            A revegetation plan will be developed to determine species, planting schemes, seeding, and planting rates, seedbed preparation, seeding and planting methodology, and treatments as necessary. The species selection and revegetation rates will be based on pre-mining vegetation types.

            The tailings cover will be constructed in stages, with the initial cover constructed on the sandy beaches around the perimeter of the impoundment. This will minimize the potential for dust generation from the tailings surface. Subsequent stages will extend the cover further over the fine tailings in the centre of the facility. Tailings dam borrow pits will be resloped as necessary, covered with stockpiled topsoil, and vegetated as soon as they are depleted or no longer necessary.


            Closure and Reclamation Phase

            Final reclamation measures will be carried out as soon as final surfaces are created. The final tailings dam slopes will be ready for reclamation after the last dam raise is completed about two years before the end of mine life.

            Major closure activities after the end of mine life will include removal of all facilities and infrastructure that is not planned to be left for other uses or is needed for closure maintenance. Final waste dump capping will be applied. The tailings supernatant

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            pond will be drained, covered, and a permanent tailings dam spillway will be constructed.

            Post operational reclamation will return the disturbed areas to the pre-mine conditions and habitat. Certain mine features may be left in place as permanent control measures to prevent environmental pollution, for long-term community use, or as a post-mining enhancement. Examples of facilities that may be left in place over the long term include:

            o the administration buildings may be turned over to the local communities for their use and benefit

            o   water treatment facilities

            o   waste dump diversions.


11.2.2      Final Reclamation Measures

            Open Pit Mine

            The open pit mine will be allowed to fill with water when mining operations cease. The mine will have an ultimate depth of over 560 m on the high south wall, to about elevation 1,040 masl. The highest point exposed by the mine excavation will be about 1,600 masl. The lowest point of the pit wall will be on the north side of the pit, where the main haulage ramp will exiting at about elevation 1,300 masl. Thus after the pit is flooded there will be a height of about 400 m of exposed wall. Some of the exposed wall materials could have the potential for acid generation.

            At this stage of mine planning, it is not possible to develop precise models of the anticipated pit lake water quality that may result from oxidation or metal leaching of the exposed wall rock. A pit lake study will be completed at Year 5 of the operation, when the ultimate mine life and pit configuration are better known and after more extensive geochemical characterization of the pit wall rocks has been carried out. The objectives of the pit lake study would be to determine:
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            o   groundwater flows

            o   time for the pit to fill

            o   depth of pit lake

            o   pit wall stability

            o   anticipated water quality of the pit lake

            o   any potential environmental impacts

            o   develop mitigation measures as necessary.

            Potential scenarios may include:

            o there may be sufficient flow into and through the pit that there will be adequate dilution so there is no significant impact from the wall rocks and pit lake

            o a one-time treatment of the pit water may be required to adjust the pH before initial discharge begins, after which the models may indicate that long-term water quality will be adequate for discharge

            o diversions may be left in place and maintained to reduce pit inflow and if desirable to reduce the rate of filling, and extend the time period before the pit would discharge

            o should it be necessary, open pit discharges would be treated along with waste dump drainage, either by active or passive means.


            Mine Waste Dump

            The mine waste dump will be reclaimed as follows:

            o Final dump slopes will be constructed to an angle of 2.5 horizontal to 1 vertical, both for overall stability and to provide stable slopes for establishment of vegetation, see AMEC report, Mirador Waste Dump Design Report, November 2005, included in Appendix B.

            o A cap of compacted overburden or composite soil/geomembrane liner will be placed over the final dump surface with the objective of shedding water to reduce infiltration.
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            o   The dump surface will be planted with appropriate local
                varieties of plants and shrubs to provide erosion protection.

            o The closure runoff system will be upgraded to separate clean, uncontaminated runoff from the dump surface from any seepage flowing from within the dump. Seepage flows will be isolated so they can be captured and monitored. If suitable for discharge, the seepage flows will be released, and if necessary treated prior to discharge.

            o Major diversions upslope of the waste dump will be maintained over the long term, to avoid erosion of the dump by stream flow. Where possible, permanent, durable diversions will be put in place, but as necessary regular monitoring and maintenance will be continued.

            The need for potential ongoing treatment of dump drainage waters following mine closure, and the potential options that will be assessed, are discussed above. If any discharges from the closed pit or waste dumps are below the regulatory pH and passive treatment systems are not adequate, active chemical treatment may be used to mitigate impacts. Typical bases or alkalis used to treat acidic water are:

            o   limestone (CaCO3)
            o   quicklime (CaO)
            o   hydrated lime (Ca(OH)2)
            o   soda ash (Na2CO3)
            o   caustic soda (NaOH)
            o   sodium bicarbonate (NaHCO3)
            o   ammonia (NH3).

            Depending on the water chemistry, flocculants and coagulants may be used to reduce the metals concentration prior to neutralization. Aeration may be also used as a pre-treatment to reduce iron and manganese.

            The alkali treatment requirements will vary over the life of the mine dependent upon concentration of heavy metals (Al, Mn, Zn, Cu,
            Fe). The concentration of metals in the pit wall and waste rock will vary over the life of the mine requiring different dosage
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            levels of alkalis to raise the pH and precipitate the heavy metals prior to discharge to the receiving waters.

            The application processes may be relatively simple, flow through hoppers dissolving soda ash briquettes; drip or trickle systems discharging NaOH based on manual or automatic flow measuring systems; semi or fully automated water treatment plants.


            Infrastructure

            After mining and ore processing are complete, the crusher, concentrator, conveyors, pipelines, and support facilities will be dismantled. Inert materials such as steel, iron, concrete, plastic and wood will be disposed of, buried in on site disposal areas, or sold to scrap dealers for recycling.

            Beneficial roads will be left in place to support community, military, and public access. Non-beneficial roads and paving will be ripped and covered with an adequate depth of fill and topsoil to support revegetation.

            Power lines may be left in place if there is a beneficial use. Otherwise, towers and lines will be removed and disposed of on site or sold as scrap.

            Any hazardous materials or chemicals will be treated to render non-hazardous, or transported off site to an authorized treatment and disposal facility.

            Surface pipelines will be dismantled and either sold as scrap or buried on site. Buried pipelines will be flushed with clean water and left in place, or removed and sold as scrap, or disposed of in an on site disposal area.

            As the facilities are removed, the areas will be ripped as necessary, covered with an adequate depth of overburden, topsoiled, and revegetated.

            Tailings Impoundment

            Upon completion of the mining operations the TMF will be designed for closure such that the tailings surface is rapidly made trafficable, and the potential for wind and water

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            erosion is minimal. Closure and reclamation activities will be carried out with the objective of providing for long-term stability and an appropriate end use that requires minimal maintenance.

            During the final years of operation, the extent of the supernatant pond will be minimized and will be removed during the first year following closure. Water will be removed from the surface pond, treated to an acceptable quality if required, and released to surface waters. The other main components of the closure and reclaim area are as follows:

            o   revegetation of the downstream embankment face

            o   diversion ditches will be constructed around the TMF perimeter

            o   construction of a closure spillway

            o all roads not required for servicing of the TMF will be decommissioned and revegetated

            o drainage collection pipework and sumps will remain in operation where required.

            As required, ongoing maintenance of the above systems will continue.

            The tailings will be covered with native soils excavated from local borrow sources. The tailings cover will be constructed in stages, with the initial cover constructed on the sandy beaches around the perimeter of the impoundment. This will minimize the potential for dust generation from the tailings surface. Subsequent stages will extend the cover further over the fine tailings in the centre of the facility. The tailings cover will be approximately 500 mm thick and re-vegetated directly after placement.


            Administration Area

            The administration area will be dismantled except for facilities that may be required in the post closure period, or those that may be left as legacies for the local community.

            If there were a need to operate a water treatment plant beyond the end of mine life, certain facilities would be left in place to support its operation. These may include:
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            o   water treatment plant

            o   power lines

            o   security gates and fencing.

            Any such operating facilities that remained after operation would remain under the control of the operating company with full safety, security, and environmental protection measures in place.

            Facilities that may be left as community legacies may include the office building or any other structure.


11.3        Environmental Impact Assessment

11.3.1      Open Pit Mine

            The open pit mine will be allowed to flood upon closure. This flooding will take about 5 to 10 years, depending on actual groundwater inflow rates. The flooding will maintain a cover over wall and floor rocks up to the level of the pit outlet, at about 1,300 m. There will be potential for acid drainage from exposed wall rocks above the outlet elevation. The actual impact on water quality, and potential mitigating measures, will be assessed in a pit lake study to be performed in Year 5 of operation. It is expected that, with the significant streamflows in the region, the rate of oxidation of pit wall rocks will be such that water quality in the pit water discharge could be mitigated by dilution. However, in the worst case the pit lake discharge could necessitate collection and treatment. Even in this worst case, there would be no downstream impact to the receiving waters of the Quimi River as the discharge would be collected and treated if necessary.

            The open pit will permanently alter the local topography and will remain visible from a distance after closure, so there will be a permanent visible impact. This impact will be lessened by vegetation growth over the longer term. The open pit will also result in loss of about 117 ha of natural ecosystem.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


11.3.2      Waste Dumps

            The waste dumps are likely to become acid generating with discharge of acidic waters, containing dissolved metals, from the dump. The dump discharges will be monitored and collected and treated as necessary. Treated drainage waters, treated by either an active water treatment plant, passive biological treatment system or other means of treatment, would be released to the receiving waters only after meeting agreed parameters for discharge. Thus, the acidic drainage will have no impact on the downstream waters provided the water quality monitoring systems and any required treatment systems are implemented and maintained for as long as necessary. Corriente will develop a financial mechanism for accruing funds over the life of the mine such that the ongoing treatment will be adequately funded.

            The waste dump will have some visual impact. However, the location of the waste dump is on the lower slopes of the valley side in the mid-reaches of the Wawayme River valley and will only be visible from within the essentially unpopulated and remote Wawayme Valley. The waste dump is expected to support vegetation and to be covered in vegetation within a relatively short time period (5 to 10 years). The vegetation will effectively mask the waste dump visibility.


11.3.3      Plant Site and Infrastructure

            The plant site and all other mine infrastructure will be essentially returned to pre-mining conditions and revegetated. This there will be little long-term impact of the plant site and infrastructure.


11.3.4      Tailings Impoundment

            The tailings impoundment is expected to have no negative impact on water quality, as the tailings will be covered and drained. The tailings dam will remain visible after closure, as the downstream face of the dam will be about 40 m high. The dam will vegetate naturally over a period of years so that the visibility will remain for years after closure. Berms and vegetative schemes may be developed to mitigate aesthetic impacts during operation, reclamation, and closure.

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MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



11.3.5      Biophysical Environment

            Air Quality

            There are not expected to be any significant air quality impacts of the mine upon closure. The tailings, which can be a dust concern in dry climates, will be covered with vegetation.


            Flora and Fauna

            The main impact of the Mirador Project will be the loss of forest habitat. The habitat loss will be the areas of the tailings impoundment (385 ha) and the open pit and waste dump (188 ha). This lost habitat has the typical diversity of the rainforest of this region.


            Water Quality and Aquatic Resources

            The largest potential impact of the Mirador Project is on water quality. However, as stated above, if adequate measures are maintained to handle potential acid rock drainage, there should be no significant water quality impact.


11.3.6      Socio-Economic Impacts

            Corriente will work with the communities in the area to enable all stakeholders to have their interests considered during the mine closure process. Typically, a closure of a mine will impact the economic condition of the closest community(ies). As part of their active Community Relations Plan, Corriente intends to work with the stakeholders to establish a targeted communication strategy that will reflect the needs of the stakeholders and interested parties. A consultative process involving local communities, regulators and other interested stakeholders will be established during the operation to determine the long-term use for the mine and all associated lands.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



11.4        Post Closure Monitoring and Maintenance

11.4.1      Environmental Management and Environmental Effects Monitoring

            A comprehensive water quality monitoring program has been developed as part of the environmental baseline study for the project. Water quality monitoring stations are being sampled at monthly intervals to provide an accurate picture of pre-mining water quality, see Figure 11-1.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



            Figure 11-1:  Water Quality Sampling Locations


            [Graphic Omitted]



            In addition to the water quality monitoring system, a climate monitoring station and a number of separate rain gauges at different elevations have been installed and are being used in the preproduction period to gather site specific data on precipitation, temperature, wind and evaporation. There is also a network of streamflow monitoring stations to develop a site-specific understanding of the correlation between rainfall and runoff. This data will be used to support detailed engineering of the project, and to provide baseline streamflow data to assess project impacts.

CORRIENTE RESOURCES INC.
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FEASIBILITY STUDY REPORT




11.4.2      Environmental Monitoring during Operating Period

            The water quality and streamflow monitoring programs established for pre-production will remain in place during the operating period. These will allow any impacts on water quality and flows to be detected at an early stage and any mitigation measures put in place. In addition to the monitoring already in place, additional monitoring will include:

            o seepage observation and measurement at the toe of the tailings dam

            o regular inspection of diversions around the mine, waste dump and tailings area to assess any potential problems so that preventive maintenance can be performed

            o tailings dam stability monitoring, including survey of fixed monuments to detect settlement or any horizontal movements

            o water quality monitoring will be expanded as necessary to include sampling of open pit and waste dump drainages and tailings pond water quality.

            Quarterly environmental reports will be prepared presenting all data on a cumulative basis. Annual reports will be prepared highlighting any significant changes or problems encountered in each period, and reporting on mitigative measures taken to deal with any problems.


11.4.3      Environmental Monitoring during Closure and Reclamation Period

            Post-closure monitoring will be a continuation of the operational monitoring systems. All monitoring systems will be maintained for at least five years beyond the date of mine closure. At that time, the need for ongoing monitoring of each component of the mine will be assessed. Where there are ongoing water quality or other concerns, the systems will be maintained, and where the environmental systems are stable and have no negative impacts, monitoring will be discontinued or the frequency of monitoring will be reduced. The need for ongoing monitoring would then be reviewed at annual increments to assess further need.

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            In addition to the environmental monitoring of water flows and quality, the following regular inspection work will be continued in the long term:

            o Waste dump diversion ditches that are designated as permanent will be inspected on at least a monthly basis.

            o The progress of plant growth in replanted areas will be inspected annually by a qualified agronomist responsible for the site reclamation work, until such time the plantings are judged to be stable and self-sustaining.

            o The waste dump cover will be inspected on at least a quarterly basis for the first three years post closure, and on an adjusted lesser frequency as appropriate in later years.


11.4.4      Post-Closure Maintenance

            Post-closure maintenance will consist of:

            o timely repairs to diversion ditches when any slope stability or erosion are noted to be threatening ditch integrity

            o any remedial works noted to be required to the tailings management facility

            o repairs of any eroded reclaimed areas and any additional works to maintain growth in reclaimed areas

            o   repairs to any erosion noted on the waste dump cover

            o operation of the water treatment plant and/or passive water treatment systems.


11.5        Implementation Schedule and Cost Estimates

11.5.1      Implementation Schedule

            Final closure plans for Mirador will be implemented as soon as the mine reaches the end of its economically viable life. The current mine plan calls for an operating period of about 12 years, after which final closure works would be started. Once closure work is initiated, it will be to Corriente's economic benefit to complete the work as quickly as possible. It is expected that the work will take about one year following the date of

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            shutdown of operations to complete the closure works. Long-term post-closure programs (monitoring, maintenance and water treatment if necessary) will begin immediately upon mine shutdown.


11.5.2      Closure Cost Estimates

            The cost of final closure and reclamation for the Mirador project has not been estimated in detail, as there are a number of significant unknowns with regard to the closure needs. In particular, the biggest unknown is the requirement for ongoing collection and treatment of acid drainage from the waste rock dump. Table 11-1 presents some indicative costs based on estimates in areas that could be quantified. The costs include an allowance for operation of a water treatment plant if the planned mitigation measures such as passive wetlands and other such techniques require additional support. A salvage value of $5 million has been assumed for the plant and ancillary facilities. It is assumed that these will be sold for scrap or re-use, with removal costs paid by the purchaser.

           Table 11-1:    Mirador Project Indicative Closure Costs
           ---------------------------------------------------------------------------------------------------
           Area                                                                              Estimated Cost
                                                                                                 (US$)
           ===================================================================================================
           Direct Closure Costs
           Tailings facilities                                                                 1,500,000
           Waste dumps, roads and plant sites                                                    500,000
           ---------------------------------------------------------------------------------------------------
           Subtotal - Direct Costs                                                             2,000,000
           ---------------------------------------------------------------------------------------------------
           Indirect Closure Costs
           EPCM                                                                                  100,000
           Site facilities operation                                                             500,000
           Subtotal - indirect costs                                                             600,000
           Contingency @ 15% of direct and indirect costs                                        400,000
           ---------------------------------------------------------------------------------------------------
           Total Closure Costs                                                                 3,000,000
           ---------------------------------------------------------------------------------------------------
           Allowance for Additional Closure Costs if Water Treatment Plant is Installed
           Treatment plant incl. monitoring and maintenance                                   12,000,000
           ---------------------------------------------------------------------------------------------------
           Total Closure Costs with Treatment Plant Allowance                                 15,000,000
           ---------------------------------------------------------------------------------------------------

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



11.6        Financial Security and Assurance

            Corriente is committed to providing suitable financial security and assurance to cover the full cost of closure and reclamation of the Mirador project. It is Corriente's intent to enter into discussions with the responsible Ecuadorian authorities to reach agreement on an appropriate form and amount of security to be posted for the project.

            At this time Corriente has not developed or indicated any preference towards a specific format for the posting of security against reclamation liability. Corriente remains open to consideration of a wide range of options, including but not limited to the creation of a reclamation trust, cash, letter of credit, insurance bond or a combination of these mechanisms and others that may arise as a result of future discussions with the authorities.

            Corriente is committed to a program of progressive reclamation at Mirador. Progressive reclamation has been built in as an integral part of the mine plan. Consequently, Corriente intends to manage its reclamation liability at Corriente by initiating reclamation work at an early point in the mine life, thereby limiting the expansion of overall liability over time.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



12.0        PROJECT IMPLEMENTATION

12.1        INTRODUCTION

            A project group will be established by Corriente to undertake the execution of the Mirador Project. It will be comprised of the Corriente team working with outside specialist consultants to undertake the engineering, procurement and construction management, as well as much of the pre-production work. The proposed organization chart is shown as Figure 12-1.

            Figure 12-1:  Project Organization Chart


            [Graphic Omitted]



            This section generally outlines how the project group will:

            o   undertake the engineering, procurement and construction programs

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            o   develop the project schedule to include project milestones, critical dates and long deliveries

            o   establish a cost monitoring and control system for the project

            o   contract and administer the construction work

            o   make use of local resources.

            The overall project capital program will take about 21 months from the scheduled project approval date to engineer and construct the facilities to mechanical completion when pre-operations can start.

            The Mirador Project will use competitive tendering and negotiation to obtain the best quality material, equipment, and contractors for a fair market value. Emphasis will be placed on using local Ecuadorian labour, materials, and equipment wherever reasonable, provided it does not affect cost, schedule, or quality.


12.2     Objectives and Priorities

            Key features for executing the Mirador Project are to:

            o   further optimize project costs following feasibility

            o secure long delivery equipment orders before financing approval using a conditional purchase order with a cancellation clause

            o establish a comprehensive project Implementation Plan and Procedures Manual at the onset of detailed design and construction

            o start the detailed engineering, procurement and construction program immediately following the approval to proceed

            o issue project documents in metric units; size construction materials in metric units; use the English language during the engineering and procurement stage with Spanish translations as needed

            o   establish a practical and effective project cost control system

            o   schedule start-up for month 21 (from development decision)

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            o   incorporate a two-month ramp up during start up to reach maximum production levels

            o comply with the laws and regulations of the Government of Ecuador

            o maintain a high standard of safety so as to minimise incidents and accidents

            o observe the requirements of Corriente's Environmental Protection Plan

            o   minimize disruption to the local communities.


12.3        Engineering Plan

            After acceptance of the Feasibility Study and the associated trade-offs, and the issuing of permits, Corriente will select the engineering and procurement teams to undertake the design of the project facilities.


12.3.1      Project Organization

            The engineering consultants will be responsible for the design work for their assignments from the start of the engineering program through to the end of construction.

            Reporting to the project manager, their responsibilities will include:

            o   selecting their teams

            o   defining the project needs

            o scheduling the project engineering and procurement work based on the overall project schedule needs

            o establishing what design effort may be needed in the field to support the construction program

            o monitoring and tracking project engineering and procurement progress for the capital equipment included within their scope

            o solving any design problems that interfere with construction progress

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            o   monitoring and controlling the engineering and capital equipment costs with Corriente

            o ensuring that the engineering effort provides a practical, operation friendly and constructible facility using standard engineering practices and design methods used in North America and Ecuador

            o communicating and coordinating with Corriente, construction management team, vendors and other associated parties as required to carry out the work in an efficient manner

            o providing the engineering deliverables in a timely manner; drawing lists, equipment and electrical lists, specifications, drawings, etc.


12.3.2      Detailed Engineering

            It is anticipated that the main engineering elements will be:

            o   mine planning

            o   site development and infrastructure

            o   material handling (including overland conveyor)

            o   process facilities design

            o   water, waste, and tailings design

            o   port facility design.

            Combined with the details established during feasibility, there will be sufficient engineering and design completed in the first two months of the project execution, following financial commitments, to allow the bidding and evaluation of key construction contracts and placement of purchase orders for materials and equipment required for:

            o   grinding mills

            o   major electrical components

            o   crusher

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            o   the commencement of construction on site during the first three months of the project.

            No awards will be made for any equipment, material purchasing, or on-site work prior to the financial commitments being made, unless acceptable cancellation clauses are included in the agreement(s).


12.3.3      Design Standards

            The project will generally be engineered to Canadian standards and regulations and will incorporate preferred Ecuadorian codes when applicable.


12.3.4      Constructibility

            Constructibility, the optimum use of construction knowledge and experience in planning, design, procurement, and field operations to achieve overall project objectives, will play a key role in the project. Key supervisors from the construction management team will form a part of the project design team. A constructibility program will be developed to ensure that integration of all project elements is considered in every stage of the design and procurement, including practicality, cost, delivery, and equipment assembly.


12.3.5      Drawings and Specifications

            The engineering group will produce drawings and specifications for use in procurement and construction.


12.3.6      Materials Management Support

            The engineering group will be responsible for the material take-off of every item of equipment and material required to build the facilities. Database reports will be used for monitoring progress during requisitioning, purchasing, and tracking materials from design through to delivery.

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12.3.7      Construction Support

            During construction, key members of the engineering group will be available for assisting the construction team in the resolution of design issues and changes required by field conditions. Project engineers and designers will be reassigned to the field during construction should a situation require site resolution of detail engineering matters.


12.4        Procurement

12.4.1      General

            The engineering contractor's purchasing group will provide procurement of capital equipment, expediting, and inspection of all equipment if needed. The construction manager's group will organize purchases of bulk materials such as pipe, cable and cable tray. Orders will be placed with qualified onshore and offshore suppliers based on quality, price, and delivery.

            Most equipment and materials will be procured from sources within North and South America. All efforts will be made to purchase locally where possible and practical to do so. Corriente will purchase as much of the capital equipment and materials as possible rather than leave it to the contractors.


12.4.2      Expediting

            Expediting will be very important with materials and equipment coming from widely scattered sources. Engineering and construction management expediters will maintain contact with all suppliers to maximize their performance. The use of third party inspection and expediting services will be used where appropriate to minimise the cost of expediting and inspection. This includes telephone contacts and visits to vendors' facilities. Expediting reports will be issued after each contact and information entered into the material control reporting system.

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12.5        Logistics

12.5.1      General

            Sources of equipment and materials, together with transportation and labour resource issues in Ecuador have been investigated and input to the capital cost.

12.5.2      Customs and Import Regulations

            Regardless of value or mode of transportation, documentation for each consignment includes the commercial invoice, packing list, certificate of origin, and a bill of lading. Import matters will be handled by an independent expediting agency.

12.5.3      Freight

            Incoming freight during construction and operations will come through the port at Guayaquil to the north of Machala. The port at Guayaquil has the appropriate unloading facilities on the dock to accommodate the heavy loads needed to be transported up to the mine construction site.

            Dedicated customs brokers will operate from an office at the port to ensure that the paperwork has been received for inbound freight and the necessary clearances are obtained without delays at the port.

12.6        Construction Management

12.6.1      General

            The Construction Management (CM) group will be responsible for the management of all field operations. The Construction Manager will be responsible to Corriente to effectively plan, organise, and manage the construction to meet quality, safety, budget, and schedule objectives.

            The Construction Organization Chart (Figure 12-2) in this section shows the construction management team organization plan for the site. Individuals with proven abilities in a foreign environment will be placed into each position. Each will manage

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            his or her part of the project in accordance with established procedures, in a professional manner, and with respect for the country, laws, customs, and people of Ecuador.

            Figure 12-2:  Site Construction Management Organization Chart


            [Graphic Omitted]



            Items to be addressed during the very early days of the project include the sourcing of competent contractors; supply of concrete, cement, reinforcement; developing a camp site for site supervision; establishing construction power, access, and utilities; establishing construction access routes to the various construction location and clearing areas of interest.

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12.6.2      Field Engineering

            Surveying

            The accuracy of the existing control system will be verified by the CM survey crew before construction starts. A listing of control data to be used will be made and issued to all contractors, with the stipulation that only the listed control shall be used for the project. Additional monuments will be set as needed.

            Construction surveys will be checked by the CM crew prior to concrete placement or location of facilities.

            Quality Control/Quality Assurance

            Contractors will furnish their own quality control program in accordance with contract documents. The CM field engineering team will employ QA/QC specialists who will be responsible for site quality control, including soils and concrete testing.

            Document Control

            While a commercial courier will be established to carry hard copies of construction documents, such as drawings and specifications, to the site, it is expected that facilities will be available at the site to download drawings and documents from the internet. The Corriente field office has a satellite phone and e-mail system that will be expanded. Drawing reproduction facilities will be installed in the field office.

            The CM document control group will be responsible for receiving, storing, printing, and distributing construction drawings and specifications to the appropriate groups on the site.

            Liaison with Detailed Engineering

            Interpretation and design alternatives will be discussed between the field engineering representative of the CM staff and the engineer-of-record.

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12.6.3      Personnel Matters

            Visas

            Corriente will assist all expatriate staff and their families to obtain the appropriate visas as required by Ecuador law.

            Compensation Package

            Salaries for CM staff will be based on a 60-hour workweek, with a 6-week-in and 2-week-out rotation.

            Health and Medical

            There are no requirements for special medical tests and inoculations required before entering or leaving Ecuador. A fully serviced first aid station will be established for the construction period.

            An emergency evacuation plan will be established to provide rapid response and evacuation of medical cases in the event of an emergency requiring immediate hospital and/or specialist care.

12.6.4      Materials Management

            As each shipment reaches the site, it will be unloaded and inventoried. Material Receiving Reports and Over-Short-and-Damage Reports will be generated and distributed to appropriate management and accounting groups by a representative of Corriente. All receiving information will be entered into the materials tracking system. After inventory, containerized materials will be returned to the container and secured until needed. Non-containerized equipment and materials will be stored in a site warehouse or behind a secure fenced area.

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12.6.5      Construction Contracting

            Basic Approach

            It is planned to have the contractors originating from Ecuador and investigations indicate that there is a great interest and ability of contractors. Their experience has been generally associated with the oil industry and manufacturing plants and ports, but their labour pool is conversant with the trades needed to build the Mirador facilities. Contracts will generally be unit rates on civil, concrete, steel, mechanical, piping, and electrical/instrumentation. This will allow for competitive bid pricing and early mobilization. Lump-Sum contracts may be used for some ancillary facilities.

            Contracting Plan

            It is anticipated that the following major construction contract packages will be needed:

            o   infrastructure and site development

            o   concrete manufacturing and placement

            o   structural steel and pre-engineered buildings

            o   mechanical and pipe installations

            o   electrical and Instrumentation installations

            o   conveyor installation

            o   dam and diversion works

            o   yard services and utilities.

            North American and Ecuadorian contracting companies have expressed an interest in providing their services for the mine pre-development work.

            Contractors

            Contractors will generally be Ecuadorian, employing and housing local labour whenever possible. From the costs received from contractors during the feasibility study capital cost estimate process, labour costs are lower than North American standards, but productivity is worse.

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            The normal workweek for the construction site workers will be 10 hours a day, 6 days a week; 60 hours per week. However, the construction site will be available for contractor work 7 days/week, 12 hours per day.

            It is anticipated that there are about 1,329,000 man-hours of direct construction, excluding the pre-development of the mine and about 254,600 of indirect CM hours to be undertaken on the site during the capital program. There will likely be a peak of labour of about 729 persons during the construction phase of the project. The distribution of manpower is shown on Table 12-1 and Figure 12-3.

            The construction contractors will be responsible for:

            o   accommodations and meals for their trades persons

            o   transportation for their workers

            o   site offices

            o   site management

            o   contractor surveying

            o   quality control.

            Corriente will provide the following for the construction contractors, and the construction management staff:

            o   on-site first aid services

            o   security

            o   areas for site offices

            o   site utilities including power and water

            o   diesel fuel for construction equipment

            o   cement and concrete aggregate supplies

            o   supply of permanent materials

            o   quality assurance and quality audits.

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
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Total
                                                                                                                     Man      Total
Activity                    1   2    3   4   5   6   7    8   9  10  11   12  13  14  15  16   17  18  19  20  21   Months    Hours
====================================================================================================================================
Directs
Clearing Site               10   15  20  20  20  10    5   -   -   -   -    -   -   -   -   -    -   -   -   -   -     -        -
Roads - Mine
  Access Road               10   20  20  20  10   5    -   -   -   -   -    -   -   -   -   -    -   -   -   -   -     -        -
Roads - Pre 1: Access
  to Waste Dump              -    -   -  10  15   5    -   -   -   -   -    -   -   -   -   -    -   -   -   -   -     -        -
Roads - Haul Road 1:
  Pit to Waste Dump          -    -   -   -   -  10   20  10   -   -   -    -   -   -   -   -    -   -   -   -   -     -        -
Roads - Haul Road 2:
  Pit to Crusher             -    -   -   -   -   -    -   5  20  20   -    -   -   -   -   -    -   -   -   -   -     -        -
Roads - Mill & Tailings
  Access Road                -    -   -  10  20  15    -   -   -   -   -    -   -   -   -   -    -   -   -   -   -     -        -
Earthworks - Crusher         -    -   -   -   -   -    -   -   -  10  20   20  20   5   -   -    -   -   -   -   -     -        -
Earthworks - Mill            -    -   -   -   -  15   15  20  30  20  10    5   -   -   -   -    -   -   -   -   -     -        -
Earthworks - tailings        -    -   -   -   -  15   25  25  25  25  25   20  15  10   -   -    -   -   -   -   -     -        -
Earthworks at
  Overland Conveyor          -    -   -   -  20  30   30  30  30  30  25   15   -   -   -   -    -   -   -   -   -     -        -
Yard services at crusher     -    -   -   -   -   -    -   -   -   -   -    -  15  20   -   -    -   -   -   -   -     -        -
Yard services at mill        -    -   -   -   -   -    -   -  20  30  40   40  30  10   -   -    -   -   -   -   -     -        -
Tailings and
  reclaim piping             -    -   -   -   -   -    -   -   -   -   -    -   -   -   -   -   15  20  10   -   -     -        -
Batch Plant                  -    -   -   -   -   -    -   6   6   6   6    6   8   8   8   6    6   6   3   -   -     -        -
Power lines from
  sub-station                -    -   -   -   -   -    -   -   -   -   -   10  30  30  40   -    -   -   -   -   -     -        -
Concrete at Mill             -    -   -   -   -   -    -   -  20  50  80  100 120 120  70  50    -   -   -   -   -     -        -
Concrete at crusher          -    -   -   -   -   -    -   -   -   -   -    -  25  50  70  40    -   -   -   -   -     -        -
Fresh water system           -    -   -   -   -  10   10  10  10   5   -    -   -   -   -   -    -   -   -   -   -     -        -
Structural steel and
  pre-eng buildings          -        -   -   -   -    -   -   -   -   -   20  40  40  40  40   40  40  30  20   -     -        -
Cladding/roofs               -    -   -   -   -   -    -   -   -   -   -    -   -   -   -   -   20  20  15   5   -     -        -
Mechanical at crusher        -    -   -   -   -   -    -   -   -   -   -    -   -   -   -   -    -  40  50  30   -     -        -
Mechanical at mill           -    -   -   -   -   -    -   -   -   -   -    -   -  30  75 110  140 150 180  75  50     -        -
Piping at crusher            -    -   -   -   -   -    -   -   -   -   -    -   -   -   -   -   25  40  50  50  25     -        -
Piping at mill and in
  pipe fabshop               -    -   -   -   -   -    -   -   -   -   -    -   -  30  50  80  100 100 100  80  30     -        -
Piping at filter plant       -    -   -   -   -   -    -   -   -   -   -    -  10  20  30   5    -   -   -   -   -     -        -
Electrical at crusher,
  mill and filter            -    -   -   -   -   -    -   -   -   -   -    -  20  30  40  70   80 100 110  60  40     -        -
Admin services
  and finishes               -    -   -   -   -   -    -   -   -   -   -    -  10  15  15  15   15   -   -   -   -     -        -
Overland Conveyor
  Structural Works           -    -   -   -   -   -    -  20  40  60  60   70 100  70  20   -    -   -   -   -   -     -        -
Overland Conveyor
  Belting                    -    -   -   -   -   -    -   -   -   -   -   25  25  25  25  25   20   -   -   -   -     -        -
Overland Conveyor
  Mechanical Works           -    -   -   -   -   -    -   -   -   -   -   10  50  75  80  70   50  10   -   -   -     -        -
Overland Conveyor
  Electrical Works           -    -   -   -   -   -    -   -   -   -   -    -  10  20  30  30   35  20  15  10   -     -        -
Port Facilities
  Earthworks                 -    -   -   -   -   -    -  20  20  10   -    -   -   -   -   -    -   -   -   -   -     -        -
Port Facilities
  Civil Works                -    -   -   -   -   -    -   -   -  10  40   40  30   -   -   -    -   -   -   -   -     -        -
Port Facilities
  Mechanical
  and Electrical             -    -   -   -   -   -    -   -   -   -   -    -  20  25  40  50   40  20   -   -   -     -        -
Mine Operations              -    -   -   -   -   -    -   -   -  19  19   19  19  19  19  19   19  19  19  19  19     -        -
------------------------------------------------------------------------------------------------------------------------------------
Total Directs               20   35  40  60  85 115  105 146 221 295 325  400 597 652 652 610  605 585 582 349 164 6,643 1,328,600
------------------------------------------------------------------------------------------------------------------------------------
Indirects
Warehousing                  -    -   -   -   -   -    4   4   4   4   4    4   4   4   4   4    4   4   4   4   4     -        -
Safety                                3   3   3   3    3   3   3   3   3    3   3   3   3   3    3   3   3   3   3     -        -
Security                              5   5   5  10   10  10  10  10  10   10  10  10  10  10   10  10  10   8   6     -        -
Construction
  Management                 3    4   6   9   9  10   11  11  11  13  14   14  14  15  14  13    9   9   8   7   7     -        -
Owner's
  representatives            4    4   4   4   4   4    4   4   4   4   4    4   4   4   4   4    4   4   4   4   4     -        -
Engineers                    -    -   -   -   -   -    -   -   -   3   3    3   3   3   3   3    3   3   3   3   3     -        -
Commissioning                -    -   -   -   -   -    -   -   -   -   -    -   -   -   -   -    -   6   6   6   6     -        -
Contractors
  supervision                6    6   6   8   8  12   15  20  20  20  20   20  20  20  20  20   20  20  20  10   6     -        -
------------------------------------------------------------------------------------------------------------------------------------

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


------------------------------------------------------------------------------------------------------------------------------------
Vendor reps                  -    -   -   -   -   -    -   -   -   -   -    -   4   4   4   4    4   4   4   4   4     -        -
Catering for
  Expat camp                 5    6   8  10  10  10   10  10  10  10  10   10  10  10  10  10   10  10  10   8   8     -        -
Maintenance Crew             4    4   4   4   4   4    4   4   4   4   4    4   4   4   4   4    4   4   4   4   4     -        -
------------------------------------------------------------------------------------------------------------------------------------
Total Indirects             22   24  36  43  43  53   61  66  66  71  72   72  76  77  76  75   71  77  76  61  55 1,273   254,600
------------------------------------------------------------------------------------------------------------------------------------
Totals                      42   59  76 103 128 168  166 212 287 366 397  472 673 729 728 685  676 662 658 410 219 7,916 1,583,200
------------------------------------------------------------------------------------------------------------------------------------
                             1    2   3   4   5   6    7   8   9  10  11   12  13  14  15  16   17  18  19  20  21
------------------------------------------------------------------------------------------------------------------------------------
Note:    Not Including Sabanilla Power


            Figure 12-3:  Manpower Chart


            [Graphic Omitted]



12.6.6      Construction of Temporary Facilities

            General

            Corriente will provide the temporary construction facilities for the construction management staff, vendor reps, guests, etc., including accommodations, field offices, warehouses, laydown areas, and first aid facilities.

            The contractors will provide their own accommodations for their employees to standards established in conjunction with Corriente.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



            Construction field offices, warehouses, laydown yards, and other construction facilities will be located as close as possible to the work area. The field offices and storage facilities will be patrolled 24 hours a day.


            Living Accommodation

            Adequate accommodations are available in the surrounding areas for the contractors workers, although they may prefer to set up camps. It is anticipated that during construction and mine pre-production the direct and indirect labour will peak at about 730 persons on the site over a three-month period. This includes both construction manpower needs, and the manpower requirements for pre-production mining.


            Existing Services

            The site power is currently provided from the national power grid but will be supplemented in the remote construction areas such as the crusher area by diesel generator sets.

            First Aid Facility

            Corriente will provide a well-equipped first aid facility for use by all site personnel. This facility will normally be staffed 12 hours a day, with on-call services to ensure continuous coverage. The contractors will be expected to provide minor first aid stations for their workers at the site.

            Site Testing

            An Ecuadorian laboratory will test concrete and soils quality.

            Communications

            The communications framework to and from the project site is already partially in place, including accessibility for internet use. There will need to be some substantial upgrading for additional telephone and internet lines for construction which will also be used for operations.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


            Site Security

            The site security program will be initiated during field mobilization. The specific program will be included in the field procedures and consists of the following elements:

            o Vehicles requiring daily access to the site will require an authorization card, approved by the construction manager. These cards will be assigned to the vehicle for the duration of need and will be displayed where they can be seen from outside the vehicle.

            o Workers bussed to the work site will get off the bus outside the control point and walk past the security guards and be picked up again by the contractors for distribution to their work areas.

            o The site will be secured and patrolled 24 hours a day, seven days a week.

            Access to the site will be controlled. All work areas, storage areas, office and camp areas, and hazardous areas will be fenced. Security guards will be stationed at the gates during work hours. Security guards will have reliable communications with the CM team at all times.

            Fuel Supply and Storage

            Corriente will furnish diesel fuel, storage, and dispensing facilities for all construction contractors.


12.6.7      Concrete

            Approximately 15,600 m(3) of concrete will be poured for the new facilities using locally available aggregates and a site batch plant.

            Mix Designs

            The proposed concrete mix designs for the various strength requirements will be developed by the appropriate contractor, using locally available aggregates and sand, and submitted for the approval of the engineer.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



            Quality Control

            Concrete quality will be monitored by the independent quality control company on an as-required basis.

12.6.8      Health, Safety and Environmental (HSE)

            A top-down commitment to HSE will be made and communicated to everyone associated with the project. Corriente will develop and issue a project safety program and an environmental control program based on its own policies and standards, internationally recognised requirements, and those required by North American and Ecuadorian law.

            Construction contracts will require contractors to submit written health, safety, and environmental action plans that conform to the project HSE programs or to provide a written commitment to adhere to Corriente's HSE programs. Each contractor will be responsible for administration of its own HSE programs, and will be required to designate a management-level person who will be personally responsible to carry out the safety program and the environmental control program. Key elements of the program include new employee orientation and weekly HSE meetings.

            Workers will be provided a safe place to work. Proper inspection, guidance, and strict adherence to safety policy will ensure that safe working conditions are maintained. The construction management team will insist that each contractor implement its own safety program in accordance with safety policies and procedures established for the project.

            Construction activities will be carried out with an acute awareness of the environment and the need to comply with the environmental policies and programs of the project. Regular environmental audits will ensure compliance to the procedures.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


12.7        Project Schedule

12.7.1      General

            The project schedule is an essential planning tool for project success. It also carries resource allocations from the budget that show manpower and dollar value for each activity. Weekly and monthly status reports are provided to help determine actual progress and to flag activities that are late and/or on the critical path. Properly used, the schedule will alert management to the need for timely corrective actions to keep the project on course.

            The schedule consists of a logic-networked critical path schedule based on all known project requirements.


            Project Milestones

            Major project element constraints that are mandated to ensure completion of the work within the prescribed period will be:

            o   pre-development mining activities

            o   project engineering activities

            o   project capital equipment purchases

            o   construction contract progress

            o   pre-commissioning.


12.7.2      Schedule

            The project schedule, Figure 12-4, shows an estimated overall project duration of 21 months from the start of the detailed engineering to the completion processing plant ready for the dry runs of ore. The Sabanilla Power Station Project that will provide an average of 23.5 MW of hydro power to the project will need to start civil construction activity some five months ahead of the start of process plant design in order for it to be supplying power for mill run-in.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



            Figure 12-4: Project Schedule


            [Project Schedule Page 1 - Graphic Omitted]

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



            [Project Schedule Page 2 - Graphic Omitted]

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



            [Project Schedule Page 3 - Graphic Omitted]

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


            The schedule critical path, which determines the overall project duration as determined by the shortest logical chain of related events, must be followed to ensure completion of the project by the scheduled date. For the Mirador Project, the critical path will run through the project financing, approval to proceed, mine access road construction and crusher installation, as well as pre-development work in the open pit.

            Engineering for the plant can proceed immediately upon the completion of project financing/approval to proceed. Procurement of major capital equipment will be done at this time also.

            The key activities to commence plant operation are the procurement and delivery of major capital components, such as the crusher, mills, and electrical equipment. The milestones may be summarized as shown in Table 12-2.

            Table 12-2:    Key Milestones for Mirador
            -------------------------------------------------------------------
            Description                                            Month No.
            ===================================================================
            Project approval                                           0
            Tailings facility engineering complete                     5
            Concentrator access road complete                          6
            Overland conveyor design complete                          6
            Mine access road complete                                  6
            Earthworks at concentrator & filter areas complete         12
            Earthworks for overland conveyor complete                  12
            Tailings facility complete                                 15
            Mill building structural completion                        18
            Port facilities complete                                   18
            Thickeners complete                                        19
            Flotation mechanical / piping complete                     19
            Grinding mechanical / piping complete                      20
            Crusher facilities complete                                20
            Overland conveyor complete                                 20
            138 kV power on-site                                       20
            Mechanical completion                                      21
            -------------------------------------------------------------------

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


12.7.3      Project Initiation

            Project approval and the beginning of construction activities are scheduled to occur right away in order to maximize the usable construction seasons. It is imperative that road access into the various parts of the site be completed early in order to facilitate the transport of construction materials and equipment to their work areas.


12.7.4      Engineering

            Three engineering disciplines must be started right away. The first is geotechnical in order to confirm site conditions and provide the civil engineers with necessary information. The second is mechanical in order to facilitate the early ordering of long lead time equipment. The third is civil, in order to create specifications for early civil contracts, and design facilities, which will affect long lead-time delivery materials such as structural steel.


12.7.5      Long Delivery Equipment and Materials

            There are a number of pieces of equipment in this project which typically have long delivery times associated with them, see Table 12-3.

            Table 12-3:    Long Delivery Items
            --------------------------------------------------------------------
            Description                              Typical Delivery (in weeks)
            ====================================================================
            Gyratory crusher                                      52
            Balls mills w/motors                                  52
            Sag mills w/motors                                    52
            Thickener                                             34
            Agitators                                             28
            Apron feeders                                         28
            Substation equipment                                  24
            Building structural steel                             16
            --------------------------------------------------------------------

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


            The longest delivery items should get priority in ordering to keep with the construction schedule.


12.7.6      Contracting

            Unit price contracts will provide an opportunity for early mobilization.

            The major contracts, which will be awarded during construction, are:

            o   infrastructure and site development

            o   concrete manufacturing and placement

            o   structural steel and pre-engineered buildings

            o   mechanical and pipe installations

            o   electrical and Instrumentation installations

            o   conveyor installation

            o   dam and diversion works

            o   yard services and utilities.

            These contracts may be phased or split into smaller work packages in order to facilitate the early starting of some of them.

12.7.7      Key Construction Activities

            This project schedule is driven by construction, and construction in turn is driven by site conditions.

            There are three key activities which must start on schedule and which will dictate the success of bringing this project in on time. These activities are incoming primary power, process plant and conveyor design and infrastructure roads.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


12.8        Project Controls

            Project cost and schedule control is a key element of the project plan. The capital cost estimate is a detailed workup of equipment and materials quantities and prices, labour costs, freight costs, EPCM costs, and certain Owner's costs. When the feasibility study is approved by Corriente Resources, the feasibility study capital cost estimate is accepted and it becomes the project budget. The budget and the schedule then form the basis for project execution, against which actual cost and progress are measured. The project budget will be compared to ongoing project cost forecasting, and the schedule will be modified as engineering and construction moves forward. The project budget and schedule reflect basic project objectives, resources, and conditions unique to construction in Ecuador. When the project is released for engineering and construction, implementation of the plan will begin.

            Actual progress costs, commitments, and changes will be tracked against the project Budget and schedule basis by project management. Cost variances will be calculated, based on comparisons of the project budget with the forecast (actual costs plus the balance to go) totals.

            The budget status report and forecast will be developed by project-dedicated estimating, scheduling, and cost engineers in the field. Initially, consolidation of data will take place in the home office. Responsibility for this activity will shift to the site at the appropriate time.

            Early identification of anticipated and actual changes to the estimate or the schedule will be used to develop change notice documentation to provide early warning of potential cost and schedule impacts. The project controls system will provide weekly and monthly status updates of the project as it proceeds from start to completion. Any requests for significantly over-budget expenditures or significant variances in the schedule will require prior written approval by Corriente.

            Cost and schedule control is the responsibility of each member of the project team. The execution plan, the schedule, and the budget form the basis and provide the means for monitoring project performance.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


12.9        Commissioning and Handover

12.9.1      Pre-Operational Testing

            Each process system or ancillary facility will be checked for compliance with the drawings and specifications, vendor data, and lubrication charts. Mechanical equipment will be checked for proper installation, alignment, and rotation. Conveyors will be run without load to verify belt alignment. Tanks and piping will be water/air tested. Electrical equipment and circuits will be checked for proper installation. Instrumentation circuits will be checked and instruments will be zero-calibrated. When all installations have been verified, each system will be run under no-load conditions. Permanent records will be maintained for each piece of equipment.


12.9.2      Commissioning

            After each system has been checked and run successfully under no-load conditions, it will be test-run under load for a specified period of time. Instruments will be pre-calibrated to the extent possible. Any required adjustments will be made at this time.


12.9.3      Start-up

            The actual start-up of each system will be performed by a team comprising of representatives of Corriente, construction manager, and contractors.


12.9.4      Handover

            As the project systems are mechanically (and electrically) completed, they will be handed over to Corriente for pre-operational testing and shake-down, using the process flow diagrams and the piping and instrument diagrams. The construction management group will verify that each system is mechanically and electrically ready for turnover to Corriente. This transfer will be formally documented.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



13.0        CAPITAL COST ESTIMATE

13.1        General

            Merit Consultants International Inc. (Merit) has been contracted by Corriente to provide a bankable feasibility study level of capital cost estimate that is considered by Merit to be within a 10% accuracy of actual costs.

            The total estimated cost to design and build the Mirador copper processing plant described in this report is US$202,306,000. A summary overview of the estimate by area is presented in Table 13-1 and the capital cost estimate details are included in Appendix I.

            Table 13-1:    Summary of Capital Costs by Area, US$
            -----------------------------------------------------------------
            Area                                             Cost ($ x 000)
            =================================================================
            Direct Costs
            Mine                                                  20,108
            Process plant                                         87,922
            Utilities                                              6,920
            Site preparation and roads                            13,561
            Tailings                                               8,474
            Ancillary facilities                                   3,847
            -----------------------------------------------------------------
            Total Direct Costs                                   140,832
            -----------------------------------------------------------------
            Indirect Costs
            Project Indirects                                     39,362
            Owner Indirects                                        4,376
            -----------------------------------------------------------------
            Total Indirect Costs                                  43,738
            -----------------------------------------------------------------
            Subtotal                                             184,570
            -----------------------------------------------------------------
            Contingency                                           17,736
            -----------------------------------------------------------------
            Total Project                                        202,306
            -----------------------------------------------------------------


            All costs are expressed in first quarter 2005 US dollars, with no allowance for escalation, interest during construction, or taxes. All due allowances have been considered for items such as:

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


            o cost increases in the price of materials and freight over the last two years (steel, cement, copper, and all general goods)

            o availability of in-country labour and the prospect of initiating training programmes

            o adequate experienced supervision during construction to supplement contractors

            o   in-country labour rates, provided by Ecuadorian contractors

            o understanding of the commitments to government in terms of standards and expectations

            o degree of difficulty of the area in which the plant will be constructed; high precipitation and medium dense jungle

            o environmental restrictions to be built in to the construction programme as evidenced through the EIA recommendations

            o in-country methods of construction compared to those that may be used in North America, in terms of more labour intensive activities compared to machine supported ones

            o understanding of the productivity of the labour force estimated to be in the order of half that experienced in North America provided experienced supervision is included

            o understanding of the material resources of Ecuador for building materials

            o understanding of the degree of heavy construction that is ongoing in Ecuador through the oil industry resulting in good, well run companies experienced in the type of terrain and activities that are required to build the Mirador Project

            o logistics of freighting components from the ports to the site, where there is excellent highway service

            o high level of information availability and quality of in-country consultants and contractors.

            The estimate covers the direct field costs of executing this project, plus the indirect costs associated with design, procurement and construction efforts.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


13.2        Basis of Estimate

            The capital cost estimate is based on the following project data:

            o   mine plan

            o   design criteria

            o   flow sheets

            o   general arrangement drawings

            o   single line electrical drawing

            o   equipment list

            o budget quotations from vendors for major capital equipment and buildings

            o   quotations from local in-country contractors

            o   quotations from in-country consultants familiar with the project

            o quantity estimates from studies (Overland Conveyor and Tailings Management Facility)

            o   regional climatic data

            o   in-house database.

            Basic information has been received from several large contractors, some of whom have provided information regarding pay rates, typical crew make-up, housing requirements, the availability and skill levels of local workers, productivity factors, and the cost of construction equipment. The level of estimating accuracy and the contingency value have been based on the following premises:

            o Santos CMI a large Ecuadorian civil contractor provided earthwork, concrete, and structural steel unit rates as well as construction labour rates for all trades and supervision. They also provided construction equipment rates.

            o CIA Simar Constructores a large Ecuadorian contractor priced all infrastructure roads.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


            o Caminosca Caminos y Canales Cia. Ltda. a large Ecuadorian consultant with construction experience priced power lines and provided quantitites and pricing for roads.

            o Mamut Andino a large transportation and mining earthwork construction contractor in Ecuador provided unit prices for the mine pre-production work.

            o CIPORT a large Ecuadorian port construction contractor provided the pricing for the port facilities required at Machala for the concentrate handling.

            o All major capital equipment costs have been obtained from at least three internationally acceptable bidders.

            o When productivity figures were not available through unit rates provided by in-country contractors, the productivities were extracted from actual construction statistics associated with North American projects of a similar nature and doubled to allow for supervised construction in Ecuador.

            o AMEC provided all bulk material quantities for the processing facilities, the mine pre-production waste dumps and site services.

            o Westmar Consultants Inc. provided material quantities, equipment pricing, and engineering costs for the Overland Conveyor.

            o Knight Piesold Consulting provided material quantities, equipment pricing and engineering costs for the Tailings Management Facility.

13.3        Direct Costs

13.3.1      Quantities

            Engineering material take-offs are based on "neat" line quantities derived from project drawings and sketches. Normal and acceptable allowances have been included for each discipline as appropriate. Conceptual quantities based on previous experience with the same size facilities were prepared where drawing information was not available.

            Civil: All earthworks quantities, including mine pre-production stripping, have been calculated with no allowance for bulking or compaction of materials. Unit prices have

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            been solicited from Ecuadorian civil contractors who have visited the site and are experienced with industrial work. Quantities have been based on existing plant elevations and topographic drawings at typically 2 m contours developed by ground survey teams and aerial mapping specifically for this project.

            Concrete: Concrete quantities were determined from feasibility stage drawings and experience from previous projects of a very similar nature. The unit rates have been provided by Ecuadorian industrial contractors based on the assumption that local aggregates are used with an onsite batch plant.

            Formwork: Formwork was estimated for each type of concrete classification and includes local supply, form oil, accessories and shoring, and stripping. No allowances have been made for re-use of forms although this will happen and improve the concrete prices during construction.

            Reinforcing Steel: Reinforcing steel was calculated based on estimated weight per cubic meter of concrete for each type of classification based on projects of a very similar nature. The unit price includes the local supply of material, cutting and bending on site, accessories and installation.

            Embedded Metal and Anchor Bolts: The unit price includes supply and installation of locally available carbon steel material including sleeves and anchors.

            Structural Steel: Quantities were determined from feasibility stage drawings and experience from previous projects of a very similar nature. The unit rates have been provided by Ecuadorian industrial contractors. The weights shown include allowances for connections and base plates. The unit price includes steel purchase, detailing, fabrication and erection labour.

            Mechanical Equipment: All large capital equipment is assumed to have to be imported, and was itemized and priced in accordance with the flow sheets. Budget quotations were obtained for all major items based on preliminary specifications. Installation hours were interpolated from similar North American projects and the number of hours doubled to reflect the expected productivity of Ecuadorian labour with good North American supervision in addition to local supervisory direction. The

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            equipment that has not been quoted has been estimated from similar projects and the installation labour doubled from North American projects.

            Mechanical (Plate work and Tanks): Plate work weights were calculated with allowances made for any necessary stiffeners, weirs, launders, etc. The unit prices include locally available plate purchase, detailing, fabrication and installation using North American labour then doubled to reflect what can be expected from Ecuadorian labour using North American supervision.

            Piping: AMEC provided factored allowances for in-plant pipe, which includes for supply (not freight), shop and field fabrication, and installation with allowances for all hangers and supports.

            Electrical and Instrumentation: Major electrical equipment has been assumed to be imported and prices were based on budget quotations. AMEC provided factored allowances for in-plant electrical systems and instrumentation, which includes for material supply (not freight) and installation. Lengths for overhead lines and high voltage cable were estimated from the overall site plan.

            The main site substation has been provided for in the Sabanilla Power Project scope and not included here.


13.3.2      Direct Field Labour

            Labour rates were provided by Ecuadorian contractors for a range of skill level in all disciplines, as well as supervisory rates from foremen to supervisor management. The all-in rates are based on the following criteria:

            o   base labour wage rate

            o   overtime premiums

            o   benefits and burdens

            o   workers compensation premiums

            o   travel allowances

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            o   meal allowances

            o   transportation from accommodations

            o   appropriate crew mixes

            o   small tools and consumables allowance

            o field office overheads (included separately in Contractors Indirects)

            o   home office overheads

            o   contractors' profit.

            Table 13-2 shows the utilized hourly labour rates for various trades.

            Table 13-2:     Labour Rates
            -------------------------------------------------------------
            Trades                                           Rates ($)
            =============================================================
            Civil Earthworks                                    11.39
            Concrete                                             6.00
            Steel                                                7.42
            Architectural                                        7.42
            Mechanical                                          10.58
            Piping                                              12.24
            Electrical                                          11.54
            Instrumentation                                     11.54
            H.V.A.C.                                            12.24
            -------------------------------------------------------------


13.3.3      Direct Field Materials

            Bulk materials components are made up of locally available and imported quantities priced as FOB manufacturer. Freight costs to transport materials to site are included in the Indirects. Pricing is based on quantities provided by the engineer.

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13.4        Indirect Costs

13.4.1      Temporary Construction Facilities and Services

            Contractors' field distributable costs allowed for in the capital cost estimate but not included in the built-up labour rate or owner's costs are as follows:

            o   Contractors' mobilization and demobilization

            o   contractors' equipment

            o   construction field offices, furnishings, equipment

            o   contractor accommodations

            o   temporary power supply

            o   temporary water supply

            o   temporary heating and hoarding

            o   warehouse and laydown costs

            o   temporary toilets

            o   temporary communications

            o   first aid personnel and supplies

            o   on-going and final clean-up

            o   yard maintenance

            o   janitorial services

            o   site safety personnel and training

            o   material testing.

            These indirect costs are not applicable to the major earthmoving costs, since unit prices submitted by contractors are "all-in" rates, inclusive of all direct and indirect costs.

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13.4.2      Construction Equipment

            It is expected that all construction equipment such as cranes, manlifts, welding machines, generators, etc., are available in Ecuador. An allowance has been made in the indirect accounts for construction equipment that will be used by the contractors except for the earthworks and concrete work where equipment is included in the contractor's unit rates. Specifically, concrete supply unit prices include supply and operation of the site aggregate crushing, screening and batch plant as well as the concrete transit trucks.


13.4.3      Construction Accommodation and Catering

            An allowance is included for the construction and operation of a 75-man camp to house the expatriate supervisory staff, Owner's start-up people, vendor reps, and visitors.

            Costs for the contractors accommodations on site have been included using an allowance of $2 per man hour included in the labour rate, or about $2.5 million assuming peak manpower of 700 to 750 contractor personnel. It is anticipated that some contractors will house their people in surrounding communities and bussed into the site on a daily basis. Some may be housed in contractor-built camps on the project site. The labour rate includes all meal allowances for contractors' personnel. Catering cost allowances for the expatriate supervisory staff is included in the Indirect accounts.


13.4.4      First Fill and Spare Parts

            Spares are based on vendor recommendations where available. Where vendor information has not been available, an allowance of 5% of the equipment purchase value has been included. Allowance has been made for the purchase of start-up grinding media and reagents.

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13.4.5      Start-up and Commissioning

            An allowance has been made for retention of vendor representatives for start-up, as well as a selection of ten people from the contractors' crews and the construction management staff for a period of about six weeks.


13.4.6      Freight

            A freight allowance of 5% of the material costs has been included for all materials and equipment associated with purchases made in Ecuador. An allowance of 10% of the equipment and material costs has been included for freight that is imported. Equipment freight costs include packing, freight to port, marshalling costs, ocean freight, demurrage, and land freight to site.


13.4.7      Owner's Costs

            Owner's costs have been developed in conjunction with Corriente and includes items such as:

            o working capital where an allowance has been made for a full complement of operations staff for a three month period

            o   training programmes for operations staff available locally

            o   insurances

            o   head office staff assigned to the project

            o   Owners allowances for field operations offices and supplies

            o   Owner's travel costs during construction.


13.4.8      Engineering, Procurement, and Construction Management (EPCM)

            Engineering and procurement costs are based on information from previous similar projects for the process facilities, and from quoted costs from in-country engineering companies for certain infrastructure portions of the work.

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            Construction management costs have been derived from calculations based on estimating the number of personnel required including transportation, supplies, and communications.


13.4.9      Taxes and Duties

            No taxes have been included, but an allowance of 2.5% of the direct capital equipment cost has been included in the estimate for duties.


13.5        Contingency

            The contingency amount is an allowance added to the capital cost estimate to cover unforeseeable costs within the scope of the estimate. These can arise due to presently undefined items of work or equipment, or to the uncertainty in the estimated quantities and unit prices for labour, equipment, and materials. Contingency does not cover scope changes or project exclusions.

            Contingencies are included separately for the civil works, equipment and materials and the labour. Earthwork is considered to have the greatest risk and an allowance of 15% of the calculated costs have been assigned as a consequence. While ground and aerial surveys have been used to calculate quantities, the definition between earth and rock has been estimated from limited geotechnical drilling results and by supposition using knowledge of the area by Corriente's geological personnel.

            Contingency levels for the Overland Conveyor and for the Tailings Management Facility studies have been developed by the study consultants and are a component of the project contingency.

            Additional contingencies include 5% on the capital equipment and materials, and 10% allowed on the remainder of the direct and indirect estimates.


13.6        Exchange Rates

            All estimates herein are quoted in first quarter 2005 US dollars.

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13.7        Assumptions

            The following assumptions were made in preparing the estimate:

            o   construction work is based on unit and fixed price contracts

            o concrete aggregate and suitable backfill material are available locally and good potential areas were identified during the project team site visits

            o actual soil bearing conditions will be adequate for the requirements of foundations included in the estimate. This has been confirmed through the surficial geology assessment made by Corriente based on their intimate knowledge of the area.

            o construction activities will be carried out in a continuous program with no allowance for demobilization and remobilization

            o the tailings area and other major areas of earthwork are assumed to be constructed over two seasons, where the first season is dedicated to water management

            o labour productivities for the installation of materials and equipment are half of what can be expected in North America provided experienced supervision from North America supplements the Ecuadorian supervision. The initial baseline productivities have been derived from actual values achieved on projects of very similar construction. Earthworks activities retain the North American productivity values due to the nature of their high equipment utilization.

            o   all capital equipment is imported into Ecuador

            o most bulk materials such as cement, rebar, steel, cable, cable tray, and piping is available in Ecuador

            o buildings, other than the concentrator, will be constructed as Ecuadorian style buildings that make use of local labour, materials, and methods

            o the project will employ locally available people to handle importation customs, transportation, warehousing, some purchasing duties, security, and safety.


13.8        Capital Cost Exclusions

            o   escalation

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            o   scope changes

            o   interest during construction

            o   schedule delays and associated costs such as those caused by:

                -   scope changes

                -   unidentified ground conditions

                -   extraordinary climatic events

                -   labour disputes

                -   permit applications

                - receipt of information beyond the control of EPCM contractors

            o   cost of financing

            o   property costs and taxes

            o   sunk costs

            o   taxes

            o   sustaining capital, included in Section 15 Financial Analysis

            o   permitting costs.

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14.0        OPERATING COSTS

14.1        Summary

            Operating costs have been prepared in fourth quarter 2004 US dollars, and exclude:

            o   contingency

            o   allowance for escalation

            o   value-added (IGV) taxes

            o   import duties.

            The operating cost estimates have been assembled by area and component, based on estimated staffing levels, consumables and expenditures according to the mine plan and process design. Mine operating costs are based on contract mining. Concentrate shipping costs are detailed in Section 15 Financial Analysis. Life-of-mine operating costs are shown in Table 14-1, and annual operating costs in Table 14-2. Detailed calculations and spreadsheets for operating costs are included in Appendix J.

            Table 14-1:   Operating Cost Life-of-Mine, US$
            -------------------------------------------------------------------------------------------
                                        Labour       Expenses     Total Cost    $/t Mined  $/t Milled
            ===========================================================================================
            Mine operations              11,966,000   198,565,000   210,531,000     1.14        1.90
            Processing operations        28,179,000   289,784,000   317,963,000     1.71        2.87
            Administration               36,093,000    34,302,000    70,395,000     0.38        0.64
            -------------------------------------------------------------------------------------------
            Total                        76,238,000   522,651,000   598,889,000     3.23        5.41
            -------------------------------------------------------------------------------------------

            Table 14-2:    Annual Operating Cost, US$
            --------------------------------------------------------------------------------------------------------
            Year       Mining       Processing      Admin         Total      $/t Mined    $/t Milled     $/lb Cu
            ========================================================================================================
            1          20,598,000     26,723,000    5,806,000    53,127,000     2.49         5.82          0.41
            2          17,890,000     26,202,000    5,806,000    49,898,000     3.00         5.47          0.36
            3          16,961,000     26,178,000    5,806,000    48,945,000     3.01         5.36          0.40
            4          16,181,000     26,183,000    5,806,000    48,170,000     3.19         5.28          0.38
            5          16,473,000     26,183,000    5,806,000    48,462,000     3.22         5.31          0.38
            6          16,811,000     26,185,000    5,806,000    48,802,000     3.25         5.35          0.39
            7          17,019,000     26,178,000    5,806,000    49,003,000     3.26         5.37          0.41

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
            --------------------------------------------------------------------------------------------------------
            8          17,729,000     26,167,000    5,806,000    49,702,000     3.31         5.45          0.44
            9          17,661,000     26,179,000    5,806,000    49,646,000     3.31         5.44          0.41
            10         18,252,000     26,176,000    5,806,000    50,234,000     3.34         5.51          0.42
            11         16,930,000     26,160,000    5,806,000    48,896,000     3.78         5.36          0.43
            12         15,921,000     26,167,000    5,806,000    47,894,000     4.07         5.25          0.41
            13          2,105,000      3,282,000      723,000     6,110,000     4.53         5.43          0.37
            --------------------------------------------------------------------------------------------------------
            Total     210,531,000    317,963,000   70,395,000   598,889,000     3.23         5.41          0.40
            --------------------------------------------------------------------------------------------------------

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14.2        Basis of Estimate

14.2.1      Wage and Salaries

            The typical average annual all-in costs for Ecuadorian personnel used for the operating cost estimates are shown in Table 14-3. The rates were provided by Corriente and include all burdens, bonuses, and allowances for overtime. The mandatory 15% before-tax profit sharing bonus is included in the financial analysis. The basis for these rates is presented in Appendix J.

            Table 14-3:     Ecuadorian Average Labour Annual Costs US$
            --------------------------------------------------------------------
            Area                                              Annual All-in Cost
            ====================================================================
            General Operations or Maintenance Labour
            Unskilled                                                 14,200
            Mid skill/responsibility                                  19,900
            High skill/responsibility                                 31,300
            --------------------------------------------------------------------
            General Office, Technical, or Management Labour
            Unskilled                                                 14,200
            Clerical                                                  12,900
            Technical                                                 19,900
            Expert/engineer                                           31,300
            Senior expert/engineer                                    39,800
            Most senior expert/engineer                               62,600
            --------------------------------------------------------------------
            Industry Specific Labour
            Community relation superintendent                         64,000
            Environmental superintendent                              64,000
            Loss control superintendent                               64,000
            Geology superintendent                                    64,000
            IT superintendent                                         64,000
            Operations shift foreman                                  32,300
            Maintenance planner                                       38,400
            Maintenance foreman                                       54,500
            --------------------------------------------------------------------

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            A core group of expatriate management and speciality skilled professionals will be required for production and maintenance years of the operation as this expertise is not available within Ecuador. This estimated all-in costs for this group is summarized in Table 14-4, and are based on similar expatriate positions at other similar sites in South America.

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            Table 14-4: Expatriate Management and Specialist Staff Annual
                        Costs US$
            --------------------------------------------------------------------
            Position                                         Annual All-in Cost
            ====================================================================
            Mine
            Mine superintendent                                    193,500
            --------------------------------------------------------------------
            Mill
            General Operations Foreman                             109,000
            --------------------------------------------------------------------
            Administration
            General manager                                        292,500
            Operations manager                                     251,250
            Tax and finance manager                                226,600
            Environmental, health, and safety manager              226,600
            Controller                                             226,600
            --------------------------------------------------------------------


14.2.2      Schedules of Work

            The work schedule assumes production will operate 24 hours per day, seven days per week, 365 days per year. Operations and maintenance personnel will work six days on and three days off. Supervisory, engineering and administration staff and hourly labour will work five days on with two days off. Mining personnel will operate on two 12 hour shifts per day, on a four-day on, four-day off rotation.


14.2.3      Power Costs

            Power will be supplied primarily from the Sabanilla power plant, with supplementary power from the national grid. The price of power for each source was provided by Corriente:

            o   Sabanilla power:  $0.048/kWh, at the Sabanilla substation

            o   Grid power:  $0.08/KWh, at the Mirador substation.

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14.2.4      Other Costs

            o consumption figures for crusher and mill liners and grinding media are derived from the abrasion index and power consumption

            o reagent consumption levels are based on metallurgical testwork conducted by SGS Lakefield

            o unit costs for Lime, aero 3894, xanthate, frother, and flocculant are based on budget pricing from South American suppliers

            o   diesel pricing is based on contract supply prices in Ecuador

            o costs for crusher and mill liners are based on budget pricing from equipment suppliers

            o costs for grinding media are based on budget pricing from South American suppliers

            o   budget pricing was obtained for explosives

            o other operating supplies and expenses are based on in-house experience with similar operations and on lump sum allowances.


14.3        Mining Costs

            The annual direct mining cost results are shown in Table 14-5. Pre-production costs have been capitalized and included in capital cost estimate. Expenses are the contract mining costs and Labour is Corriente's costs to administer the mining contractor and provided mine planning and engineering services.

           Table 14-5:  Annual Direct Mining Cost, US$
           ---------------------------------------------------------------------
           Year      Labour       Expenses      Total     $/t Mined   $/t Milled
           =====================================================================
           1         987,000    19,611,000    20,598,000     0.964       2.257
           2         987,000    16,903,000    17,890,000     1.077       1.961
           3         987,000    15,974,000    16,961,000     1.043       1.859
           4         987,000    15,194,000    16,181,000     1.072       1.773
           5         987,000    15,486,000    16,473,000     1.096       1.805
           6         987,000    15,824,000    16,811,000     1.118       1.842
           ---------------------------------------------------------------------

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           ---------------------------------------------------------------------
           7         987,000    16,032,000    17,019,000     1.132       1.865
           8         987,000    16,742,000    17,729,000     1.179       1.943
           9         987,000    16,674,000    17,661,000     1.177       1.935
           10        987,000    17,265,000    18,252,000     1.215       2.000
           11        987,000    15,943,000    16,930,000     1.309       1.855
           12        987,000    14,934,000    15,921,000     1.355       1.745
           13        122,000     1,983,000     2,105,000     1.559       1.871
           ---------------------------------------------------------------------
           Total  11,966,000   198,565,000   210,531,000     1.140       1.900
           ---------------------------------------------------------------------


14.3.1      Basis of Estimate

            The contract mining cost estimate was prepared by an Ecuadorian mining contractor based on Corriente's mine schedule prepared by AMEC. The operating costs details are included in contract mining pricing in Appendix E and include the following:

            o   supply, operation and maintenance of equipment

            o   supply of fuel

            o   supply of explosives

            o   blasting, loading and hauling of ore and waste

            o   construction and maintenance of in-pit haul roads as required

            o supply and maintenance of contractor's offices, shops, warehouse, first aid, fuel tanks and other required support facilities

            o   overhead and profit.

            Excluded from the mining contractor's budget pricing are pit dewatering costs and grade control. These functions will be handled by a Corriente mine operations staff. Corriente will be responsible for the following:

            o   administration of the mining contract

            o   geology including grade control

            o   planning and scheduling

            o   surveying

            o   pit dewatering.

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14.3.2      Mine Labour

            The mine will be headed by Corriente's mine operations superintendent who will report to the operations manager. Reporting to the mine operations superintendent will be administration, geology, and engineering groups. The mining department, under the direction of the mine operations superintendent, will be responsible for the open pit operation.

            The mine will operate on two 12-hour shifts per day, on a four-day on, four-day off rotation. Thus, there will be four shift crews, each directed by a shift foreman.

            Corriente Personnel

            Corriente's Staff and labour requirements over the mine life are listed in Table 14-6. Staff requirements were determined by assessing the pre-production mine plan and mine life activities. General role personnel are based on the operating activities and productivities.

            The engineering department will be managed by a senior mine planning engineer who will be responsible for the annual mine plan. He will also manage a department of 13 personnel plus outside consultants for geotechnical and hydro geological services. He will be assisted by a mining engineer responsible for the pit water management, a surveyor, surveyor helpers (2), a field engineer who will be responsible for pit dewatering activities.

            Table 14-6:  Corriente Mine Personnel Requirements and Annual Costs
            --------------------------------------------------------------------
                                                 Number          Annual Cost $
            ====================================================================
            Administration
            Mine superintendent, expatriate         1                193,500
            Clerk                                   1                 12,900
            --------------------------------------------------------------------
            Geology
            Chief geologist                         1                 62,600
            Grade control geologist                 1                 39,900
            Samplers                                4                 66,000

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            --------------------------------------------------------------------
                                                 Number          Annual Cost $
            ====================================================================
            Clerk                                   1                 12,900
            --------------------------------------------------------------------
            Engineering
            Senior mine planning engineer           1                 39,900
            Mining - geotechnical consultants                        100,000
            Surveyor                                2                 62,600
            Surveyor helpers                        4                 66,000
            Water management engineer               1                 39,900
            Hydro - geological consultants                           100,000
            Contractors                                               25,000
            Field engineer                          1                 81,700
            Tradesman                               1                 31,300
            Helpers                                 2                 39,900
            Clerk                                   1                 12,900
            --------------------------------------------------------------------
            Total Personnel                        22                987,000
            --------------------------------------------------------------------


            Seven personnel will work in the geology department. This group will be responsible for updating the orebody model, calculating ore reserves and grade control. The chief geologist will be an Ecuadorian. He will be assisted by a grade control geologist four samplers to ensure that sampling for grade control is carried out in a timely fashion, and a clerk.

            Contract Mining Personnel

            The contract mining staff and labour requirements over the mine life are listed in Table 14-7.

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
Table 14-7:    Contract Mine Personnel Requirements
-----------------------------------------------------------------------------------------------------------------
                                       Years  1    2     3    4    5    6     7    8    9    10    11   12   13
=================================================================================================================
General
Mine superintendent                           1    1     1    1    1    1     1    1    1     1    1    1    1
Supervisors                                   4    4     4    4    4    4     4    4    4     4    4    4    4
Administration and camp maintenance           3    3     3    3    3    3     3    3    3     3    3    3    3
-----------------------------------------------------------------------------------------------------------------
Mine Maintenance
Mechanics                                     14   14   14    14   14   14   14    14   14   14    14   14   14
Warehouse                                     2    2     2    2    2    2     2    2    2     2    2    2    2
-----------------------------------------------------------------------------------------------------------------
Operations
Loading & Hauling Ore & waste
Excavator operators                           4    4     4    4    4    4     4    4    4     4    4    4    4
Haul truck drivers                            16   20   16    16   16   18   18    20   20   20    20   20   20
Drilling & Blasting Ore & Waste
Blasting                                      8    8     8    8    8    8     8    8    8     8    8    8    8
Rippable Waste
Dozer operators                               4    2     2    2    2    2     2    2    2
In Pit Road Maintenance
Grader operators                              2    2     2    2    2    2     2    2    2     2    2    2    2
* Dozer Operators                            (2)  (2)   (2)  (2)  (2)  (2)   (2)  (2)  (2)   (2)  (2)  (2)  (2)
Loader operators                              2    2     2    2    2    2     2    2    2     2    2    2    2
Truck operators                               4    4     4    4    4    4     4    4    4     4    4    4    4
Drum vibrators                                2    2     2    2    2    2     2    2    2     2    2    2    2
Water truck operators                         2    2     2    2    2    2     2    2    2     2    2    2    2
-----------------------------------------------------------------------------------------------------------------
Ancillary Equipment
* Dozer operators                            (2)  (2)   (2)  (2)  (2)  (2)   (2)  (2)  (2)   (2)  (2)  (2)  (2)
Excavator operators                           2    2     2    2    2    2     2    2    2     2    2    2    2
Lube truck operators                          2    2     2    2    2    2     2    2    2     2    2    2    2
Trailer Platform operators                    2    2     2    2    2    2     2    2    2     2    2    2    2
Emulsion mix truck operators                  3    3     3    3    3    3     3    3    3     3    3    3    3
-----------------------------------------------------------------------------------------------------------------
Total                                         79   81   77    77  77    79   79    81   81   79    79   79   79
-----------------------------------------------------------------------------------------------------------------
Estimated absenteeism @ 5%                    4    4     4    4    4    4     4    4    4     4    4    4    4
-----------------------------------------------------------------------------------------------------------------
Total Contract Mining Labour                  83   85   81    81   81   83   83    85   85   83    83   83   83
-----------------------------------------------------------------------------------------------------------------
*  Dozer splits time between pit road maintenance and other miscellaneous operations

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


14.4        Processing Costs

14.4.1      Summary

            Processing costs include costs for operating and maintaining the concentrator, from coarse ore dump pocket at the primary crusher through to concentrate load out facilities, tailings management, tailings ponds plus process and reclaim water pumping. Processing costs below include hourly personnel, consumables such as reagents, power, operating supplies and maintenance supplies. The annual direct processing costs are shown in Table 14-8 with life-of-mine total and unit costs in Table 14-9 and area costs shown in Table 14-10.

           Table 14-8:    Annual Direct Processing Cost and Unit, US$
           ----------------------------------------------------------------------------------------------
           Year          Labour       Supplies        Power         Total       $/t Mined   $/t Milled
           ==============================================================================================
           1              2,324,000    12,020,000    12,379,000    26,723,000     1.25         2.93
           2              2,324,000    11,499,000    12,379,000    26,202,000     1.58         2.87
           3              2,324,000    11,475,000    12,379,000    26,178,000     1.61         2.87
           4              2,324,000    11,480,000    12,379,000    26,183,000     1.73         2.87
           5              2,324,000    11,480,000    12,379,000    26,183,000     1.74         2.87
           6              2,324,000    11,482,000    12,379,000    26,185,000     1.74         2.87
           7              2,324,000    11,475,000    12,379,000    26,178,000     1.74         2.87
           8              2,324,000    11,464,000    12,379,000    26,167,000     1.74         2.87
           9              2,324,000    11,476,000    12,379,000    26,179,000     1.75         2.87
           10             2,324,000    11,473,000    12,379,000    26,176,000     1.74         2.87
           11             2,324,000    11,457,000    12,379,000    26,160,000     2.02         2.87
           12             2,324,000    11,464,000    12,379,000    26,167,000     2.23         2.87
           13               291,000     1,464,000     1,527,000     3,282,000     2.43         2.92
           ----------------------------------------------------------------------------------------------
           Total         28,179,000   139,709,000   150,075,000   317,963,000     1.71         2.87
           ----------------------------------------------------------------------------------------------

           Table 14-9:     Processing Life-of-Mine Total Cost and Unit Cost, US$
           ---------------------------------------------------------------------------------
                                                         Total       $/t Mined  $/t Milled
           =================================================================================
           Staff personnel                                4,594,000     0.025       0.041
           Operations personnel                           8,585,000     0.046       0.078
           Maintenance personnel                          8,896,000     0.048       0.080
           Technical personnel                            6,104,000     0.033       0.055
           Processing consumables and supplies          139,709,000     0.753       1.263
           Power                                        150,075,000     0.809       1.357
           ---------------------------------------------------------------------------------
           Total                                        317,963,000     1.71        2.87
           ---------------------------------------------------------------------------------

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT

           Table 14-10:  Processing Area Total Cost and Unit Cost, US$
           -------------------------------------------------------------------------------
                                                     Total        $/t Mined   $/t Milled
           ===============================================================================
           Primary crushing and conveying          13,290,000       0.072        0.120
           Primary grinding                       186,468,000       1.005        1.686
           Flotation and regrinding                68,231,000       0.368        0.617
           Tailings and water services             14,662,000       0.079        0.132
           Concentrate filtration                   7,614,000       0.041        0.069
           Mill supervision and yards              19,903,000       0.107        0.180
           Technical services                       7,795,000       0.042        0.070
           -------------------------------------------------------------------------------
           Total                                  317,963,000       1.71         2.87
           -------------------------------------------------------------------------------

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


14.4.2      Processing Labour

            The processing operations will be headed by an expatriate mill operations superintendent who will report to the operations manager. Under his control will be four departments:

            o   supervision

            o   operations

            o   maintenance

            o   technical.

            The process work force build-up is summarized in Table 14-11.

           Table 14-11:    Processing Personnel Requirements
           ------------------------------------------------------------
                                       Years          1 to 13
           ============================================================
           Staff
           Mill Supervision
           Operations manager, expatriate                1
           Chief metallurgist, expatriate                1
           General operations foreman                    1
           Operations shift foreman                      3
           Maintenance foreman                           2
           Maintenance planner                           1
           Clerk                                         2
           ------------------------------------------------------------

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


           ------------------------------------------------------------
                                       Years          1 to 13
           ============================================================
           Mill Operations
           Crushing operator                             3
           Grinding operator                             3
           Flotation/regrind operator                    3
           Dewatering plant operator                     3
           Tailings and services operator                3
           Reagent operator                              3
           Labourers                                     6
           FEL operators                                 3
           ------------------------------------------------------------
           Mill Maintenance
           Crushing mechanic                             3
           Grinding mechanic                             3
           Flotation mechanic                            3
           Dewatering plant mechanic                     3
           Electrician                                   3
           Instrument technician                         3
           Helpers                                       6
           ------------------------------------------------------------
           Technical
           Metallurgical technician                      2
           Chief chemist                                 1
           Sample prep                                   2
           Assayers                                      4
           Environmental technician                      2
           Clerk                                         2
           ------------------------------------------------------------
           Total Personnel                              75
           ------------------------------------------------------------


14.4.3      Process and Ancillary Power Consumption and Cost

            Power consumption is summarized by major areas in Table 14-12. Power consumption was calculated based on the projected motor power-draw for all equipment. Load and utilization factors were applied to all units to determine annual power demand and consumption. Power consumption was estimated at an average of 226,383 MWh/a.

            The cost of power was averaged at $ 0.0539/kWh, based on 80% being supplied from the new Sabanilla power plant and the remainder being supplied from the local grid. Note that line losses, at 5%, are included in the power calculations, because the

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


            Sabanilla power is priced at the Sabanilla substation; Mirador covers the cost of the line losses.

            Table 14-12:    Average Annual Power Consumption
            -----------------------------------------------------------
            Area                                                MWh/a
            ===========================================================
            Primary crushing and conveying                       7,382
            Primary grinding                                   155,385
            Flotation and regrinding                            41,234
            Tailings and water services                         11,613
            Concentrate filtration and drying                    2,008
            General and administration                           8,760
            -----------------------------------------------------------
            Total site demand                                  226,383
            -----------------------------------------------------------
            Line losses                                         11,915
            -----------------------------------------------------------
            Total                                              238,298
            -----------------------------------------------------------


14.4.4      Concentrator Maintenance Supplies Cost

            Maintenance supplies costs are allowances, based on AMEC's experience with other similar operations, details are included in Appendix J.


14.5        General and Administrative Operating Cost

14.5.1      General

            The G&A costs include administrative personnel, general office supplies, safety and training supplies, travelling, contracted consultant services, insurance, permits, security, camp, building maintenance (excluding the process buildings and the mine truckshop), environmental management, and employee transportation. These are costs not directly chargeable to the mining or process areas. G&A costs are summarized in Table 14-13.

            Table 14-13:   General and Administration Costs, US$
           ---------------------------------------------------------------------
            Area                        Total Cost      $/t Mined     $/t Milled
           =====================================================================
            Site labour                  27,479,000     0.148          0.248

            Site operating
            supplies and expenses        33,090,000     0.178          0.299

            Quito office costs            9,826,000     0.053          0.089
           ---------------------------------------------------------------------
            Total                        70,395,000     0.379          0.636
           ---------------------------------------------------------------------

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


14.5.2     General and Administration Labour

           The G&A labour cost estimate is based on manpower loading shown in Table 14-14.

           Table 14-14:   G&A Personnel Requirements
           -----------------------------------------------------------------
                                                        Years    1 to 13
           =================================================================
           Staff
           Quito Office
           VP government affairs, expatriate                        1
           Tax and finance manager, expatriate                      1
           Accountant                                               1
           Purchasing agent                                         1
           Buyer                                                    1
           Executive secretary                                      1
           Clerks                                                   2
           Janitor                                                  2
           -----------------------------------------------------------------
           Site Administration
           Operations manager                                       1
           Operations manager secretary                             1
           -----------------------------------------------------------------
           Environmental health and safety manager                  1
           Controller                                               1
           Information technology superintendent                    1
           Payroll supervisor                                       1
           Payroll clerk                                            1
           Warehouse supervisor                                     1
           Warehouseman                                             6
           Human resources superintendent                           1
           Community relations superintendent                       1
           Human resources clerk                                    2
           Clerical/reception                                       2
           General maintenance supervisor                           1
           General maintenance journeyman                           6
           General labourer                                         6
           Janitor                                                  4
           Loss control/training manager                            1
           Safety technician                                        1
           Nurse                                                    2
           Drivers                                                  4
           Loss control superintendent                              1
           Loss control guards                                     18
           -----------------------------------------------------------------
           Total Personnel                                         74
           -----------------------------------------------------------------

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



14.5.3      General and Administration Expenses

            The G&A expenses are mostly allowances, based on Corriente and AMEC experience, details are included in Appendix J.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT




15.0        FINANCIAL EVALUATION

15.1        Summary

            The Mirador Project was analyzed using a discounted cash flow approach assuming 100% equity in first quarter 2005 US dollars. Projections for annual revenues and costs are based on data developed for the mine, process plant, ancillary facilities, infrastructure, capital expenditures and operating costs. Estimated project cash flows were used to determine the pre-tax net present value (NPV) and internal rate of return (IRR) for the base case.

            Results of the base case analysis indicate that the project has a potential pre-tax internal rate of return of 14.8% and a pre-tax net present value $71.2 million at a discount rate of 8%. Effects of changes to commodity prices, capital cost and operating cost were examined in a sensitivity analysis. This analysis indicated that the project is more sensitive to changes in copper price than either capital or operating costs and is slightly more sensitive to operating costs than capital costs. The base case scenario has a projected payback period of approximately five years.

            A complete list of model parameters used in the feasibility study and the printout of the model is in Appendix K.


15.2        Valuation Methodology

            A discounted cash-flow analysis was used to value the Mirador Project. This method requires projecting annual cash inflows (or revenues), and then subtracting annual cash outflows such as operating costs, sustaining capital costs and taxes. The resulting net annual cash flows are discounted back to the date of valuation at a chosen discount rate, and totalled to determine the project's net present value. The date of valuation is assumed to be when the decision is made to proceed with project development identified as the commencement of detailed engineering. For discounting purposes, cash flow is accounted midway through the year.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


            An internal rate of return is calculated, equivalent to the rate of return at which net present value equals zero. The payback period is stated in terms of the number of years from the production start date required to pay back the initial capital investment, excluding sunk costs, based on the undiscounted cash flow.


15.3        Silver

            Silver was not included in the resource model as it was not part of the sampling program. For the base case financial analysis, silver was not included in the financial analysis as it could not be shown, by way of resource modelling, to be consistently present across the deposit. However, metallurgical testing results showed that silver was present in all metallurgical samples and in all concentrate samples, averaging 54 g/t in the first two years and 68 g/t for the remaining years. Therefore, the impact of silver was reviewed as a preliminary assessment. Including silver revenue in the financial modelling improved the Base Case IRR by over 1% and the NPV at 8% by over $13 million. Corriente has embarked on a program of re-sampling to incorporate silver into the resource model.

15.4        Metal Prices

            Prices used for the financial evaluation were:

            o   Cu: US$1.00/lb

            o   Au:  US$400.00/oz

            o   Ag:  US$6.50/oz.


            It was felt that recent copper prices do not reflect cycle average copper prices. Supporting this, major companies are using $1.00/lb in their forecasts and marketing information available to AMEC indicates that is a reasonable level.

            Projecting a gold price involves complex issues other than straight supply and demand, and as such, it was felt that a price of US$400.00/oz, which is close to the current range, was the prudent path.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


15.5        Smelter Terms

            Smelter terms were provided by Corriente based on discussion with smelters in Chile and Peru. The smelter terms used in the model are shown in Table 15-1.

            Table 15-1:    Smelter Terms
            -------------------------------------------------------------------
            Term                          Copper         Gold         Silver
            ===================================================================
            Payable Factor                96.5%          95%            90%
            Deduction                     1 unit        1 unit          N/A
            Treatment charge             US$75/dt        N/A            N/A
            Refining charge            US$0.075/lb    US$6.00/oz    US$0.40/oz
            -------------------------------------------------------------------


15.6        Freight and Port Handling Charges

            As described in Section 8, the concentrate will be trucked to Puerto Bolivar where it will be stored until loaded onto freighters for shipment to smelters. Corriente has obtained budget pricing for concentrate freight and handling, see Appendix G for details. The freight and handling charges are shown in Table 15-2.

            Table 15-2:   Freight and Port Handling Charges
            ----------------------------------------------------------------
            Item                                              Charge
                                                             (US$/wt)
            ================================================================
            Freight charge from mine to port                   35.82
            Port Charges                                        1.70
            Ocean transport charge                             42.00
            ----------------------------------------------------------------


15.7        Sustaining Capital

            Sustaining capital costs are costs, which at the time the estimate is prepared, are known to be required for sustainable production from the operation. Sustaining costs are not intended to cover future modifications or developments. Sustaining costs were developed for areas listed in Table 15-3. These sustaining costs were incorporated in the financial model.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


Table 15-3:    Sustaining Costs, (US$ `000)
-----------------------------------------------------------------------------------------------------------
Item                 Yr 1  Yr 2  Yr 3  Yr 4  Yr 5    Yr 6   Yr 7   Yr 8   Yr 9  Yr 10  Yr 11  Yr 12   Total
===========================================================================================================
Tailings             1,017  602   543   507   479     457    438    421    406    393    380    368   6,011
Water treatment        250  250   250   250   250     750    750    750    750    750  1,000  1,000   7,000
-----------------------------------------------------------------------------------------------------------
Total                1,267  852   793   757   729   1,207  1,188  1,171  1,156  1,143  1,380  1,368  13,011
-----------------------------------------------------------------------------------------------------------


            Tailings sustaining costs are required to raise the elevation of tailings dam. The water treatment costs are an allowance included to cover the construction and operation of passive water treatment facilities. There are no mine sustaining costs as this is covered by the contract mining pricing.


15.8        Closure Costs

            Closure costs are included to cover the dismantling of the plant and infrastructure, the modifications outlined in the closure plan discussed in Section 11, and the ongoing costs to provide water treatment. The estimated costs are approximately US$15 million, plus a credit of US$5 million for salvage.


15.9        Other Assumptions

            The major assumptions made in development of the cash flow model used in this project evaluation are outlined below:

            o valuation date of 01 January 2005 based on a two year pre-production and construction period and mill start-up of 01 January 2007

            o   use of mid-year cash flows for discounting purposes

            o working capital assumes approximately three months of NSR for supplies, stores and accounts receivable; accounts payable is set at 15 days of operating costs

            o royalties payable to Billiton amount to a flat 1% of NSR with an upfront payment of US$2 million; no government royalties apply

            o   government taxes and any other profit sharing schemes excluded

            o   modelled on a 100% equity basis

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


            o   concentrate marketing costs were excluded

            o concentrate losses allowed at 0.25% based on operating experience.


15.10       Inflation

            No allowance was made for inflation of revenues or costs.


15.11       Economic Analyses Results

            With silver excluded, the project has an expected pre-tax NPV of approximately US$71.2 million at an 8% discount rate, a pre-tax internal rate of return of 14.8% and a payback of approximately five years, based on a mine life of approximately 12 plus years. With silver included, the project has an expected pre-tax NPV of approximately US$84.8 million at an 16% discount rate, a pre-tax internal rate of return of 15.9% and a payback of approximately five years, based on a mine life of approximately 12 plus years. The variation in NPV with discount rate is shown in Table 15-4.

            Table 15-4:    Variation in Pre-Tax NPV with Discount Rate, (US$ M)
            -------------------------------------------------------------------
                                        0%        5%          8%         10%
            ===================================================================
            NPV - Base Case           254.6      122.2       71.2       45.1
            NPV - Silver included     280.3      139.2       84.8       56.9
            ===================================================================


15.12       Sensitivity Analyses

            Base case sensitivity analysis is summarized in Table 15-5. For the range of changes examined, from 80% to 120% of the base case, the project NPV is most sensitive to copper price and is more sensitive to operating cost than capital costs.

            Results of the net present value (8%) and internal rate of return for metal prices, capital cost and operating cost are illustrated graphically in Figures 15-1 and 15-2.

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


           Table 15-5:    Base Case Pre-Tax Sensitivity Analysis
           ------------------------------------------------------------------------------------------
           Parameter                Variation (%)      Value         IRR (%)       NPV at 8% ($ M)
           ==========================================================================================
           Average Copper Price          -20           $0.80            -               -86.2
           ($/lb)                        -10           $0.90           7.2               -7.5
                                          0            $1.00           14.8              71.2
                                          10           $1.10           21.3             149.9
                                          20           $1.20           27.2             228.6
           ------------------------------------------------------------------------------------------
           Average Gold Price            -20           $320            13.5              55.9
           ($/oz)                        -10           $360            14.2              63.6
                                          0            $400            14.8              71.2
                                          10           $440            15.5              78.9
                                          20           $480            16.2              86.5
           ------------------------------------------------------------------------------------------
           Operating Cost                -20           $4.33           20.2             135.4
           ($/t ore)                     -10           $4.87           17.6             103.3
                                          0            $5.41           14.8              71.2
                                          10           $5.95           11.9              39.1
                                          20           $6.49           8.7               7.1
           ------------------------------------------------------------------------------------------
           Capital Cost                  -20          $161.8           20.1             107.1
           ($ M)                         -10          $182.1           17.2              89.2
                                          0           $202.3           14.8              71.2
                                          10          $222.5           12.7              53.3
                                          20          $242.8           10.9              35.3
           ------------------------------------------------------------------------------------------

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT



            Figure 15-1:  Base Case Pre-Tax NPV Sensitivity @ 8%


            [Graphic Omitted]

CORRIENTE RESOURCES INC.
MIRADOR COPPER PROJECT
FEASIBILITY STUDY REPORT


            Figure 15-2:  Base Case Pre-Tax IRR Sensitivity


            [Graphic Omitted]

                                                                    DOCUMENT 32

MINE DEVELOPMENT ASSOCIATES
===============================================================================
MINE ENGINEERING SERVICES



                 Update on Copper, Gold, and Silver Resources

                                      and

                               Pit Optimizations

                           Mirador Project, Ecuador


                               [Graphic Omitted}


                                      for
                           Corriente Resources, Inc.


                               December 6, 2005


                                           Steve Ristorcelli, P. Geo., C.P.G.
                                                      Aaron Hanson, Geologist
                                                         Scott Hardy, P. Eng.
                                                         Andres Beluzan, Eng.

775-856-5700

210 South Rock Blvd.
Reno, Nevada  89502
FAX: 775-856-6053

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 2
===============================================================================

1.0      Summary and Conclusions

Corriente Resources, Inc. (Corriente) requested that Mine Development Associates (MDA) complete a resource and reserve update on the Mirador Project, Morona Santiago Province, Ecuador. The motivation for the update was the inclusion of 50 new drill holes completed in 2005. MDA relied on previous work and used similar procedures to that used by AMEC in the original work in 2004 unless evidence existed suggesting that new procedures be used. The final results are done to CIM standards.

Corriente followed recommended quality assurance/quality control (QA/QC) guidelines for their 2005 drill program. The 2005 50-hole drill-program samples appear to be of good quality. There does not appear to be any significant bias in the assays, but no umpire lab has been used. Sample grade verification was done by inserting standards and duplicates in the sample stream and analyzing them.

Resource estimation utilized a combination of mineral and lithologic domains defined in wireframe solids that were constructed by Corriente. Gold, silver, and copper are similarly distributed and are modeled in a similar manner except in the enriched, mixed, and leached zones. Specific gravity values used were similar to those used in previous modeling efforts except that there were additional specific-gravity data and a 2% reduction factor was applied to account for the unavoidable sample-selection bias.

MDA estimated the resource using inverse distance to the fourth power with a maximum of 14 samples and a maximum of four samples per hole. Search ranges varied depending upon the zone or lithology being estimated and reached 200 m. Resource classification criteria are presented in Table 1.1. A summary of the resources is presented in Table 1.2

                   Table 1.1 Criteria for Resource Classification

 ------------------------------------------------------------------------------
                                 All - Measured
 ------------------------------------------------------ -----------------------
 Minimums: samples / holes / distance (m)                     2 / 1 / 20
 ------------------------------------------------------------------------------
                              Hypogene - Indicated
 ------------------------------------------------------ -----------------------
 Minimums: samples / holes / distance (m)                     2 / 2 / 100
 ------------------------------------------------------------------------------
                                       Or
 ------------------------------------------------------ -----------------------
 Minimums: samples / holes / distance (m)                     2 / 1 / 35
 ------------------------------------------------------------------------------
                   Enriched (supergene) and Mixed - Indicated
 ------------------------------------------------------ -----------------------
 Minimums: samples / holes / distance (m)                     2 / 2 / 75
 ------------------------------------------------------------------------------
                                       Or
 ------------------------------------------------------ -----------------------
 Minimums: samples / holes / distance (m)                     2 / 1 / 35
 ------------------------------------------------------------------------------
                 All material not classified above is Inferred
 ------------------------------------------------------------------------------
            Leached - modeled but unclassified; all considered waste
 ------------------------------------------------------------------------------

MDA has reported resources to the 750 m elevation but has modeled to elevations down to 650 m. It is important to note that the deepest drill hole samples occur at elevations ~850 m and are mineralized. Pit optimization shells bottom out at 650 m (the bottom of the model) when considering all estimated material when using "reasonable but optimistic" pit optimization parameters.

===============================================================================
Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                                      Page 3
===========================================================================================

                         Table 1.2 Resource Estimate Summary

Total Measured
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
   0.40   52,610,000     0.65    753,000,000       210    360,000        1.6    2,770,000
-------------------------------------------------------------------------------------------

Total Indicated
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
  0.40   385,060,000     0.60  5,134,000,000       190  2,380,000        1.5   18,760,000
-------------------------------------------------------------------------------------------

Total Measured and Indicated
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
   0.40  437,670,000     0.61  5,887,000,000       190  2,740,000        1.5    21,530,000
-------------------------------------------------------------------------------------------

Total Inferred
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
   0.40  235,400,000     0.52  2,708,000,000       170  1,250,000        1.3     9,900,000
-------------------------------------------------------------------------------------------

Hypogene Measured
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
  0.40    50,880,000     0.64    717,640,000       210    340,000        1.6     2,650,000
-------------------------------------------------------------------------------------------

Hypogene Indicated
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
  0.40   375,150,000     0.60  4,954,310,000       190  2,310,000        1.5    18,130,000
-------------------------------------------------------------------------------------------

Hypogene Measured and Indicated
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
  0.40   426,030,000     0.60  5,671,950,000       190  2,650,000        1.5    20,780,000
-------------------------------------------------------------------------------------------

Hypogene Inferred
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
   0.40  233,240,000     0.52  2,680,480,000       170  1,240,000        1.3     9,850,000
-------------------------------------------------------------------------------------------

Supergene" Measured
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
   0.40    1,710,000     0.94     35,280,000       220     12,000        2.0       112,000
-------------------------------------------------------------------------------------------

Supergene* Indicated
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
   0.40    9,650,000    0.83     176,190,000       210     60,000        2.0       610,000
-------------------------------------------------------------------------------------------

Supergene* Measured and Indicated
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
  0.40    11,360,000     0.84    211,470,000       200     72,000        2.0       722,000
-------------------------------------------------------------------------------------------

Supergene* Inferred
-------------------------------------------------------------------------------------------
Cutoff        Tonnes   Cu (%)         lbs Cu  Au (ppb)      oz Au   Ag (ppm)         oz Ag
   0.40    1,033,000     0.67     15,185,000       170      5,600        1.3        44,000
-------------------------------------------------------------------------------------------
 * Supergene includes mixed and enriched; no leached material is tabulated in Measured,
   Indicated or Inferred


===============================================================================
Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 4
-------------------------------------------------------------------------------

MDA floated pit cones on the 2005 block model using the same parameters that AMEC defined in their feasibility study. Only Measured and Indicated materials were allowed to have positive economic values with Inferred material considered waste. A summary of the results is given in Table 1.3.

Table 1.3 Floating Cone Pit Results (Measured and Indicated material only)

-------------------------------------------------------------------------------
Cu price  Tonnes > cut                            Waste tns   Total tns   strip
   $/lb      xl000       Cu %    Au g/t   Ag g/t    xl000        xl000    ratio
   $0.65      5,178      1.12   0.249      1.89     11,149     16,327      2.15
   $0.70     13,070      0.93   0.258      1.81     16,673     29,743      1.28
   $0.75     39,203      0.81   0.242      1.89     41,073     80,276      1.05
   $0.80     77,386      0.74   0.228      1.85     77,662    155,048      1.00
   $0.85    156,852      0.69   0.217      1.74     204,306   361,158      1.30
   $0.90    242,767      0.66   0.207      1.67     336,497   579,264      1.39
   $0.95    291,052      0.64   0.201      1.62     394,849   685,901      1.36
   $1.00    346,995      0.62   0.196      1.57     491,393   838,388      1.42
   $1.05    388,341      0.60   0.192      1.52     556,834   945,175      1.43
   $1.10    416,382      0.59   0.188      1.49     587,276  1,003,658     1.41
   $1.15    440,912      0.58   0.185      1.47     612,894  1,053,806     1.39
   $1.20    464,423      0.57   0.183      1.44     647,144  1,111,567     1.39
   $1.25    487,622      0.56   0.180      1.42     681,837  1,169,459     1.40
   $1.30    503,816      0.55   0.178      1.41     698,646  1,202,462     1.39
   $1.35    520,022      0.54   0.176      1.39     710,333  1,230,355     1.37
   $1.40    534,064      0.54   0.174      1.38     738,935  1,272,999     1.38
   $1.45    544,040      0.53   0.173      1.37     755,431  1,299,471     1.39
   $1.50    551,465      0.53   0.172      1.36     763,612  1,315,077     1.38
-------------------------------------------------------------------------------

MDA believes that the new drill data and work completed by Corriente lead to a level of confidence whereby some component of the resources should be classified as Measured. MDA assigned only a small portion of the resources to the Measured category due to the presence of near-vertical weakly mineralized or barren dikes that cannot be predicted with much certainty with the present drill data.


===============================================================================
Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 5
===============================================================================

2.0      Introduction

Corriente Resources, Inc. (Corriente) requested that Mine Development Associates (MDA) complete a resource and reserve update on the Mirador Project, Morona Santiago Province, Ecuador. The incentive for the update was the inclusion of 50 new drill holes completed in 2005. The Phase 5 drilling program includes drill holes M91 through M141. The drill-hole assay database contains 3,592 assayed drill intervals for these holes.

The work done by MDA included a review of Corriente's geologic model, QA/QC analysis, resource estimation, pit optimization, and pit design. MDA relied on previous work completed by AMEC, an independent mining and consulting group. In all cases, MDA attempted to utilize the same procedures unless compelling evidence suggested otherwise. The most important procedural changes were the definition of the lithologic, grade, and material-type zones, coding of the samples, and sub-blocking. Of less importance were the estimation parameters and using inverse distance to the fourth power instead of to the eighth power.

MDA's background with the Mirador project began in early 2005 with a site visit and a project review on behalf of a potential joint venture partner.


3.0      QA/QC

Corriente followed recommended QA/QC guidelines for their 2005 drill program and MDA has reviewed the results of the 2005 QA/QC program. MDA completed no independent sampling from this drill program. The following comments relate to this 2005 program only.

The sample preparation is well done and analyses are of good quality. Based on standards inserted into the sample stream, there does not appear to be any significant bias in the assays. While only one laboratory has been used, results from standards and blank inserted into the sample stream suggest that biases do not exist in the analytical processes. Copper assays on pulp duplicates reproduce well, while gold assays on pulp duplicates show modest variability. Although MDA does not believe that the modest reproducibility in gold assaying has instilled any material bias or skewed the results, it would be prudent to evaluate this with a set of metallic screen samples. A report on the 2005 drill program QA/QC results is presented in Attachment A.


4.0      Corriente Geologic Model

A combination of material types, mineral domains, and lithologic codes (listed in Table 4.1; illustrated in Figures 4.1 and 4.2) were used to control grade estimation and assigning density values. Material-type domains consist of the leached, mixed, and enriched zones in the weathered profile. For copper, mineral domains included grade shells and lithologic groups (pre-mineral dikes, post-mineral dikes, and post-mineral breccias) in the hypogene mineralization. Copper was modeled separately in each of the three weathered zone material types. Gold and silver were modeled identically to copper in the hypogene material using the same copper-grade shells and lithologic groups but distinctly from copper in the weathered zones where the same hypogene grade shells and lithologic groups were used.

===============================================================================
Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 6
===============================================================================



                       Table 4.1 Coding and Description of the Geologic Model

-------------------------------------------------------------------------------------------------
                                             Copper
-------------- ----------------------------------------------------------------------------------
    Code       Description
-------------- ----------------------------------------------------------------------------------
    1000       Hypogene "unmineralized":  the material outside the mineralized shell (200)
-------------- ----------------------------------------------------------------------------------
    1200       Hypogene "mineralized": made up principally of disseminated and stockwork mineralization inside a shell defined by ~0.4 %Cu
-------------- ----------------------------------------------------------------------------------
    1030       Early (pre-mineral) dikes (jefp) which have similar though different styles of mineralization to the enclosing 1000 and 1200
-------------- ----------------------------------------------------------------------------------
    1040       Late dikes (jhbp) that post-date the mineralization but have incorporated some mineralization during intrusion/stoping
-------------- ----------------------------------------------------------------------------------
    1050       Late breccias (brpm) that post-date the mineralization but have incorporated some mineralization during intrusion/stoping
-------------- ----------------------------------------------------------------------------------
    2000       The enriched or supergene zone, which includes all lithologies
-------------- ----------------------------------------------------------------------------------
    3000       The mixed zone, which includes all lithologies
-------------- ----------------------------------------------------------------------------------
    4000       The leached zone, which includes all lithologies
-------------------------------------------------------------------------------------------------
                                        Gold and Silver
-------------- ----------------------------------------------------------------------------------
    Code       Description
-------------- ----------------------------------------------------------------------------------
     30        These are early (pre-mineral) dikes (jefp) which have similar though different styles of mineralization to the enclosing 12340 and 12342
-------------- ----------------------------------------------------------------------------------
     40        These are late dikes (jhbp) that post-date the mineralization but have incorporated some mineralization during intrusion/stoping
-------------- ----------------------------------------------------------------------------------
     50        These are late breccias (brpm) post-date the mineralization but have incorporated some mineralization during intrusion
-------------- ----------------------------------------------------------------------------------
    12340      All (external to the previous zones) "unmineralized": this is the material outside the copper mineralized shell (200)(1) and the dikes and late breccias
-------------- ----------------------------------------------------------------------------------
    12342      All (external to the previous zones) "mineralized": this is made up principally of disseminated and stockwork mineralization(2)
-------------- ----------------------------------------------------------------------------------

__________________

(1) A visual assessment suggests that this is an appropriate methodology and is consistent with the geology and mineralization of the deposit.
(2) ditto

===============================================================================
Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 7
===============================================================================


Figure 4.1   Schematic Illustration of Rock and Mineral Zones Used for
             Estimation - Copper


                               [Graphic Omitted]





Figure 4.2  Schematic Illustration of Rock and Mineral Zones Used for
            Estimation - Gold and Silver



                               [Graphic Omitted]


===============================================================================
Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 8
===============================================================================


In the hypogene material, the main grade shell, used for copper, gold, and silver, is defined by the change from grades dominantly above ~0.4% Cu to grades dominantly below ~0.4% Cu. This shell appears to be related to stockwork-dominated mineralization (above ~0.4% Cu), as opposed to disseminated-dominated mineralization (below ~0.4% Cu). A clear, albeit gradational (~0.2%Cu to ~0.6%Cu), separation is shown on quantile plots of the copper distribution (Attachment B). To compensate for the gradational changes in grade, two more shells were defined at ~0.2%Cu and ~0.6%Cu. These shells were defined manually (as opposed to using estimation, i.e., using indicators, to account for local changes and variable drill hole and sample spacing).

In the enriched, mixed, and leached zones, the copper has been remobilized and in general (at least at the scale of the drilling) this leaching and remobilization ignored the dikes and breccias. The gold seems to have maintained its original (pre-weathering) distribution. Silver distribution is most similar to gold distribution though a minor amount of remobilization does seem to have occurred(3).

The style of mineralization just described gave rise to the following modeling criteria. In the weathered zones near the surface, there are sharp geologic and grade contacts between the hypogene and enriched types, and between the enriched or mixed and leached material types. These contacts were modeled using lithologic and grade criteria. All lithologies (i.e., dikes and breccias) in the enriched, mixed, and leached material types were treated for copper estimation as parts of each of the enriched, mixed or leached material types. In the hypogene rocks, each lithology (i.e., country rock, dikes, and breccias) was estimated separately for copper. Gold and silver modeling honored all lithology types while ignored material types.

Corriente constructed solids (30, 40, 50, 1000, 1200, 2000, 3000, and 4000) for the above-described units. While the weathering zones (1000, 2000, 3000, and 4000) were relatively simple and were used to clip each other thereby producing valid, non-overlapping solids, the porphyry dike and breccia solids (30, 40 and 50) were too complex for clipping because the solids overlap in too many ways. Therefore, a priority was assigned to these solids such that all coding was done in geologically chronological order (30 then 40 and then 50) for composite and block coding.

The previously described styles and interpretations of mineralization have statistical support as there is sufficiently good correlation (statistically and visually) between hypogene precious-metal and copper mineralization to utilize the same shells for both.

5.0      Sample Coding and Compositing

Two grade shells (~0.2% Cu and ~0.6% Cu) were used to code samples only while only one shell (~0.4% Cu) was used for controlling the estimation and model block coding. Those samples lying outside the 0.6%Cu shell were used to estimate blocks outside the 0.4%Cu shell while those samples lying inside the 0.2%Cu shell were used to estimate grades inside the 0.4%Cu shell. Refer to figure 4.1 for a schematic illustration of this. By coding and using samples in this manner, gradational changes were instilled in the model around the 0.4% Cu grade shell.

__________________

(3) As the silver does not make a major contribution to the economics of the deposit and the remobilization is small enough, the lack of specific attention to remobilization during modeling is likely not significant. There does, however, seem to be a slight enrichment of silver in the enriched zone and the users of the model should be cognizant of this.
==============================================================================
Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 9
===============================================================================

Overall, the deposit mineralization is evenly distributed and requires little capping or grade-projection constraints for the estimation process. Sample descriptive statistics were calculated for copper, gold, and silver for each of the modeled units and are presented in Attachment C.

Compositing was done to six meters (one half of the final block size) honoring all material type, grade shell, and lithologic contacts after capping. The volume inside the main hypogene mineralization (~0.4%Cu shell) was estimated using composites from inside the 0.2%Cu shell. The volume outside the main hypogene mineralization (outside the ~0.4%Cu shell) was estimated using all composites from outside the 0.6%Cu shell.


6.0      Specific-Gravity Model

MDA assessed the specific-gravity (SG) data in context of the defined lithologic and material types. Unless compelling reasons were found to change the methodology, MDA used the same methodology as in past estimates. MDA did have a different database and as such the mean specific gravity values of the various lithologies and material types were different than before. MDA decreased the measured mean specific gravity by 2% to account for the unavoidable sample selection bias(4) introduced when choosing samples for density measurements. Table 6.1 presents the specific-gravity values used in this resource estimate.

                Table 6.1 List of Specific-Gravity Values Used in Model

                     -------------------------------------------
                      Zone/Lith   No. Samples      SG*      SG***
                      -------------------------------------------
                      1000&1200       962        2.63**    2.58**
                     -------------------------------------------
                         1030         142        2.65      2.60
                     -------------------------------------------
                         1040         121        2.63      2.58
                     -------------------------------------------
                         1050         103        2.61      2.56
                     -------------------------------------------
                         2000         109        2.52      2.47
                     -------------------------------------------
                         3000          75        2.46      2.41
                     -------------------------------------------
                         4000         154        2.38      2.33
                     -------------------------------------------
                              * before the 2% reduction;
                   ** estimated into each block by inverse distance
                                 *** post-2% reduction


7.0      Resource Model and Estimation

The dikes and breccias are barren to weakly mineralized to erratically mineralized and distinctly different from the main mineralization. Reality, however, is likely much more complex than is presented in this model, in spite of Corriente's valiant effort to accurately model pre- and post-mineral dikes and breccias. There are likely slightly less tonnes and slightly higher grade in the resource than is estimated, but at the scale of mining this may or may not be noticeable.

_________________

(4) When sampling for specific-gravity testing, one can only test material that is intact, thereby not sampling material that is broken, fractured, brecciated, etc. and consequently of lower specific gravity.
==============================================================================
Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 10
===============================================================================

The block model was constructed with sub-blocks of 3.75 m by 3.75 m by 3 m
(high). After estimation, the sub-blocks were re-blocked into 15 m by 15 m by 12 m (high; the same block size as the 2004 model). The model sub-blocked only when the contacts transected blocks. This procedure of re-blocking allows for better representation of the rapid grade changes across these pre- and post-mineral dikes and breccias and allows for local dilution at and across the contacts. If mining can execute effective grade control at sizes less than 15 m, then re-blocking the model to blocks smaller than 15 m by 15 m by 12 m
(high) would be appropriate.

Historic work by AMEC in 2004 emphasized geostatistics. MDA relied on their results if nothing contradictory was found, but MDA still performed geostatistics to assess the applicability of those historic estimation parameters. Variograms were calculated for all zones, but only those with sufficient samples, which include the main mineralized zone and the surrounding low-grade, could be modeled. Too few samples compounded by the fact that there might be less grade continuity did not allow for the development of good structures in the enriched, mixed, leached material types and the post-mineral dikes and breccias. The variograms were used to support the chosen search ranges used in estimation.

Both the 2004 AMEC estimate and this estimate used inverse distance estimation for the final and reported estimate. As the variograms did support the ranges used in the last estimate, and to maintain consistency, MDA used similar search ranges. During this study it was found that while copper did display some anisotropy (400 m in a northeast direction and 200 m in the northwest direction), gold and silver grade distribution is isotropic.

MDA estimated numerous models to assess the impact of:

    o    the new grade shell and lithologic solids,
    o    varying estimation parameters, and
    o    2005 drilling.

MDA estimated two models for each of those listed above: one using inverse-distance squared and one using the nearest-neighbor method. Modifications were made to the final estimate based on the results and comparisons of each of the interim models. No Kriging was done as most zones did not produce variogram structures that could be modeled. Estimation parameters used in the final estimate are given in Tables 7.1 and 7.2.

MDA initially used an inverse distance power of three (ID(3)) and noted a rather steep relative drop in the amount of material grading over 0.7%Cu compared to the previous estimate, which used the power of eight in inverse distance estimation. This high power has a tendency to eliminate smoothing, approaching a nearest neighbor or polygonal estimate. Because this deposit has few high-grade outliers and is a relatively well-behaved deposit with respect to grade continuity, MDA feels that a lower power is more appropriate. Due to a desire to maintain a certain amount of continuity in estimation techniques, MDA assessed the differences in estimation parameters(5). The model was run at inverse powers of 3, 4, and 8 to study the sensitivities to heavily localizing the estimation. Based on the results of comparisons of these other models and on point validation studies, there was no compelling reason to choose the 3rd or 4th power. Therefore, ID(4) methodology was chosen to maintain a certain amount of consistency with previous estimates, while also aiming towards getting back to a less polygonal type of estimate.

________________

(5) Search distance, inverse distance power, number of samples, minimum number of samples, maximum number of samples per hole
==============================================================================
Mine Development Associates
xxx
     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 11
-------------------------------------------------------------------------------

          Table 7.1 Estimation Parameters for Copper by Mineral Domain
        Description                                                           Parameter
-----------------------------------------------------------------------------------------------------------------
               Main Hypogene Mineralization - disseminated low-grade (12340) Copper
         Samples: minimum/maximum/maximum per hole                            1 / 14 / 5
         Rotation/Dip/Tilt (searches)                                         0(degree) / 0(degree) / 0(degree)
         Search (m): majorlsemimajor/minor                                   200 / 200 / 200
         Inverse distance power                                                   4
         High-grade restrictions                                                 None

               Main Hypogene Mineralization - disseminated and stockwork (12342): Copper
         Samples: minimum/maximum/maximum per hole                            1 / 14 / 5
         Rotation/Dip/Tilt (searches)                                         0(degree) / 0(degree) / 0(degree)
         Search (m): major/semimatorlminor (vertical)                        200 / 200 / 200
         Inverse distance power                                                   4
         High-grade restrictions                                                 None

                    Enriched Mineralization - (2000) Copper
         Samples: minimum/maximumlmaximum per hole                            1 / 14 / 5
         Rotation/Dip/Tilt (searches)                                         0(degree) / 0(degree) / 0(degree)
         Search (m): major/semimajor/minor ("vertical")                       200 / 200 / 50
         Inverse distance power                                                   4
         High-grade restrictions                                                 None

                      Mixed Mineralization - (3000) Copper
         Samples: minimum/maximum/maximum per hole                            1 / 14 / 5
         Rotation/Dip/Tilt (searches)                                         0(degree) / 0(degree) / 0(degree)
         Search (m): major/semimajor/minor (vertical)                        200 / 200 / 50
         Inverse distance power                                                   4
         High-grade restrictions (grade in Cu% and distance in m)                None

                     Leached Zone - (4000) Copper - Pass I
         Samples: minimum/maximum/maximum per hole                            1 / 14/5
         Rotation/Dip/Tilt (searches)                                         0(degree) / 0(degree) / 0(degree)
         Search (m): major/semimajor/minor ("vertical")                      200 / 200 / 50
         Inverse distance power                                                   4
         High-grade restrictions (grade in Cu% and distance in m)           Only comps <=0.2% Cu

                     Leached Zone - (4000) Copper - Pass 2
         Samples: minimum/maximum/maximum per hole                            2 / 14 / 5
         Rotation/Dip/Tilt (searches)                                        140(degree) / -90(degree) / 0(degree)
         Search (m): majorlsemimajor/minor ("vertical")                       20/20 / 20
         Inverse distance power                                                    4
         High-grade restrictions (grade in Cu% and distance in m)                 None

==============================================================================
Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 12
===============================================================================


          Table 7.1 Estimation Parameters for Copper by Mineral Domain
                                  (continued)

        Description                                                           Parameter
-----------------------------------------------------------------------------------------------------------------
                    Pre-Mineral Porphyry .- disseminated and stockwork (30, jefp): Copper
Samples: minimum/maximum/maximum per hole                                       1 / 14 / 5
        Rotation/Dip/Tilt (searches)                                          110(degree)1-90(0) / 0(degree)
        Search (m): major/semimajor/minor ("vertical")                      200 / 200 / 100
        Inverse distance power                                                    4
        High-grade restrictions (grade in Cu% and distance in m)               None

               Post-Mineral Porphyry (40, jhbp): Copper - Pass 1
        Samples: minimum/maximum/maximum per hole                              11 / 14/5
        Rotation/Dip/Tilt (searches)                                          140(degree) / -90(degree) / 0(degree)
        Search (m): major/semimajor/minor (vertical)                        200 / 200 / 100
        Inverse distance power                                                    4
        High-grade restrictions (grade in Cu% and distance in m)         Only comps <=0.1% Cu

               Post-Mineral Porphyry (40, jhbp): Copper - Pass 2
        Samples: minimum/maximum/maximum per hole                             2 / 14 / 5
        Rotation/Dip/Tilt (searches)                                          140(degree) / -90(degree) / 0(degree)
        Search (m): major/semimajor/minor (vertical)                          20 / 20 / 20
        Inverse distance power                                                    4
        High-grade restrictions (grade in Cu% and distance in m)                 None


                Post-Mineral Breccia (50, brpm): Copper - Pass 1
        Samples: minimum/maximum/maximum per hole                              1 / 14 / 5
        Rotation/Dip/Tilt (searches)                                          130(degree)/ -90(degree)1 0(degree)
        Search (m): major/semimajor/minor ("vertical")                      200 / 200 / 100
        Inverse distance power                                                    4
        High-grade restrictions (grade in Cu% and distance in m)        Only comps <=0.1 % Cu
               Post-Mineral Breccia (50, brpm): Copper -- Pass 2
        Samples: minimum/maximum/maximum per hole                             2 / 14 / 5
        Rotation/Dip/Tilt (searches)                                          130(degree) / -90(degree) 10(degree)
        Search (m): majorlsemimajor/minor ("vertical")                        20 / 20 / 20
        Inverse distance power                                                    4
        High-grade restrictions (grade in Cu% and distance in m)                  None

==============================================================================
Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 13
===============================================================================

                     Table 7.2 Estimation Parameters for Gold by Mineral Domain

                 Main Hypogene Mineralization - disseminated low-grade (12340)

                                                       Gold
        Samples: minimum/maximum/maximum per hole                            1 / 14 / 5
        Rotation/Dip/Tilt (searches)                                0(degree)/0(degree)/0(degree)
        Search (m): majorlsemimajorlminor                                   200 / 200 / 200
        Inverse distance power                                                  (4)
        High-grade restrictions                                                None

                                Main Hypogene Mineralization - disseminated and stockwork (12342); Gold
        Samples: minimum/maximum/maximum per hole                            1 / 14 / 5
        Rotation/Dip/Tilt (searches)                                0(degree)/0(degree)/0(degree)
        Search (m): major/semimajor/minor (vertical)                       200 / 200 / 200
        Inverse distance power                                                  4
        High-grade restrictions                                                None

                      Pre-Mineral Porphyry - disseminated and stock-work (30, jefp): Gold Samples:
        minimum/maximum/maximum per hole                                     1 / 14 / 5
        Rotation/Dip/Tilt (searches)                                  110(degree) / -90(degree)1 0(degree)
        Search (m): major/semimajorlminor ("vertical")                      200 / 200 / 100
        Inverse distance power                                                  (4)
        High-grade restrictions (grade in ppb Au and distance in m)            None

                Post-Mineral Porphyry (40, jhbp): Gold - Pass 1
        Samples: minimum/maximum/maximum per hole                            1 / 14 / 5
        Rotation/Dip/Tilt (searches)                               140(degree) / -90(degree) / 0(degree)
        Search (in): major/semimajor/minor (vertical)                       200 / 200 1 100
        Inverse distance power                                                    4
        High-grade restrictions (grade in ppb Au and distance in m)        Only comps <"40 ppb Au

                Post-Mineral Porphyry (40, jhbp): Gold - Pass 2
        Samples: minimum/maximum/maximum per hole                              2 / 14 / 5
        Rotation/Dip/Tilt (searches)                               140(degree) / -90(degree) / 0(degree)
        Search (m): majorlsemimajor/minor (vertical)                         20 / 20 / 20
        Inverse distance power                                                  (4)
        High-grade restrictions (grade in ppb Au and distance in m)             None

                 Post-Mineral Breccia (50, brpm): Gold - Pass 1
        Samples: minimum/maximumlmaximum per hole                              1 / 14 /5
        Rotation/Dip/Tilt (searches)                                130(degree) / -90(degree) / 0(degree)
        Search (m): major/semimajorlminor ("vertical")                      200 / 200 / 100
        Inverse distance power                                                  (4)
        High-grade restrictions (grade in Cu% and distance in m)        Only comps <=40 ppb Au

                 Post-Mineral Breccia (50, brpm): Gold - Pass 2
        Samples: minimum/maximum/maximum per hole                              2 / 14 / 5
        Rotation/Dip/Tilt (searches)                                 130(degree)/ -90(degree) / 0(degree)
        Search (m): major/semimajor/minor ("vertical")                       20 / 20 / 20
        Inverse distance power                                                  (4)
        High-grade restrictions (grade in ppb Au and distance in m)             None

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Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 14
===============================================================================

                      Table 7.2 Estimation Parameters for Silver by Mineral Domain

                   Main Hypogene Mineralization - disseminated low-grade (12340) Silver
        Samples: minimum/maximumlmaximum per hole                           1 / 14 / 5
        Rotation/Dip/Tilt (searches)                              0(degree)/0(degree)/0(degree)
        Search (m): major/semimajor/minor                                200 / 200 / 200
        Inverse distance power                                                   4
        High-grade restrictions                                                None

                  Main Hypogene Mineralization - disseminated and stockwork (12342): Silver
        Samples: minimum/maximum/maximum per hole                               1/14 / 5
        Rotation/Dip/Tilt (searches)                              0(degree)/0(degree)/0(degree)
        Search (m): major/semimajor/minor (vertical)                     200 / 200 / 200
        Inverse distance power                                                   4
        High-grade restrictions                                                None

                     Pre-Mineral Porphyry - disseminated and stockwork (30, jefp): Silver Samples:
        minimum/maximum/maximum per hole                                     1 / 14 / 5
        Rotation/Dip/Tilt (searches)                              110(degree) / -90(degree) / 0(degree)
        Search (m): major/semimajor/minor ("vertical")                   200 / 200 / 100
        Inverse distance power                                                   4
        High-grade restrictions (grade in ppm Ag and distance in m)            None

               Post-Mineral Porphyry (40, jhbp): Silver - Pass 1
        Samples: minimum/maximum/maximum per hole                           1 / 14 / 5
        Rotation/Dip/Tilt (searches)                              140(degree) / -90(degree) / 0(degree)
        Search (m): major/semimajorlminor (vertical)                     200 / 200 / 100
        Inverse distance power                                                   4
        High-grade restrictions (grade in ppm Ag and distance in m)      Only comps <=0.4 ppm Ag

                Post-Mineral Breccia (40, jhbp): Silver - Pass 2
        Samples: minimum/maximum/maximum per hole                           2 / 14 / 5
        Rotation/Dip/Tilt (searches)                               140(degree) / -90(degree) / 0(degree)
        Search (m): major/semimajor/minor (vertical)                         20 / 20 / 20
        Inverse distance power                                                   4
        High-grade restrictions (grade in ppm Ag and distance in m)            None

                Post-Mineral Breccia (50, brpm): Silver - Pass 1
        Samples: minimum/maximum/maximum per hole                           1 / 14 / 5
        Rotation/Dip/Tilt (searches)                               130(degree) / -90(degree) / 0(degree)
        Search (m): majorlsemimajor/minor ("vertical")                   200 / 200 / 100
        Inverse distance power                                                   4
        High-grade restrictions (grade in ppm Ag and distance in m)   Only comps <=0.4 ppm Ag

               Post-Mineral Porphyry (50, brpm): Silver - Pass 2
        Samples: minimum/maximum/maximum per hole                            2 / 14 / 5
        Rotation/Dip/Tilt (searches)                               130(degree) / -90(degree) / 0(degree)
        Search (m): majorlsemimajor/minor ("vertical")                     20 / 20 / 20
        Inverse distance power                                                   4
        High-grade restrictions (grade in ppm Ag and distance in m)            None

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Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 15
===============================================================================

8.0     Resource

The resource was classified to CIM standards and can be reported in the public domain. For consistency and a lack of compelling reasons, classification used the same criteria as the previous estimate (Table 8.1), except that MDA considered that some material should be classified as Measured. Because copper adds the greatest value to the deposit, all classification is based on the copper while gold and silver are carried along.

               Table 8.1 Criteria for Resource Classification

    ----------------------------------------------------------------------------
                                    All - Measured
                                          --------
    ----------------------------------------------------------- ----------------
    Minimums: samples / holes / distance (m)                        2 / 1 / 20
    ----------------------------------------------------------- ----------------
                                 Hypogene - Indicated
                                            ---------
    ----------------------------------------------------------------------------
    Minimums: samples / holes / distance (m)                       2 / 2 / 100
    ----------------------------------------------------------------------------
                                          Or
    ----------------------------------------------------------- ----------------
    Minimums: samples / holes / distance (m)                        2 / 1 / 35
    ----------------------------------------------------------------------------
                      Enriched (supergene) and Mixed - Indicated
                                                       ---------
    ----------------------------------------------------------- ----------------
    Minimums: samples / holes / distance (m)                        2 / 2 / 75
    ----------------------------------------------------------------------------
                                          Or
    ----------------------------------------------------------- ----------------
    Minimums: samples / holes / distance (m)                        2 / 1 / 35
    ----------------------------------------------------------------------------
                    All material not classified above is Inferred
                                                         --------
    ----------------------------------------------------------------------------
               Leached - modeled but unclassified; all considered waste
    ----------------------------------------------------------------------------

The inclusion of Measured material in this resource update portrays an increased level of confidence because a) the geology is relatively well understood; b) grade continuity is good; c) the deposit is relatively predictable; and d) the sampling is of good quality. On the other hand, the relatively small amount of Measured material (~15% of the total
Measured and Indicated) is a consequence of the need to portray some of the risks incorporated in the model derived from a) vertical dikes and breccias, along with a majority of vertical holes, makes their volume estimates risky;
b) check sampling on gold grades demonstrate only modest reproducibility; and
c) there are no down-hole surveys for the first 50 holes. The resource tabulation is presented in Tables 8.2 to 8.5.

Table 8.6 compares the 2004 and 2005 resource estimates. The increase in Indicated (and inclusion of Measured) was a direct result of the 2005 drilling. The decrease in Inferred tonnes (aside from moving into Indicated or Measured) was a direct result of the 2005 drilling better defining the extents of the mineralization, by stopping the higher grades from extending as far outward on the edges of the model. The overall decrease in higher-grade tonnes is a function of the updated zones and grade shells, the new drilling, incorporating dilution, and, to a lesser extent, modifications to the estimation procedures. Table 8.7 presents' the difference in the estimated resources inside the AMEC-designed pit.


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Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 16
===============================================================================


         Table 8.2 Mirador Copper, Gold and Siver Resources - Measured

Total Measured
-------------------------------------------------------------------------------
Cutoff      Tonnes    Cu (%)   lbs Cu     Au (ppb)  oz Au    Ag (ppm)     oz Ag
-------------------------------------------------------------------------------
  0.30    62,680,000    0.60  831,000,000    200    400,000     1.5    3,080,000
  0.35    57,610,000    0.63  795,000,000    200    380,000     1.6    2,930,000
  0.40    52,610,000    0.65  753,000,000    210    360,000     1.6    2,770,000
  0.45    47,900,000    0.67  709,000,000    220    330,000     1.7    2,590,000
  0.50    42,810,000    0.69  656,000,000    220    310,000     1.7    2,370,000
  0.55    36,620,000    0.72  584,000,000    230    270,000     1.8    2,090,000
  0.60    30,360,000    0.75  505,000,000    240    230,000     1.8    1,790,000
  0.65    24,440,000    0.79  424,000,000    240    190,000     1.9    1,480,000
  0.70    18,140,000    0.83  330,000,000    250    150,000     1.9    1,130,000
  0.75    11,950,000    0.88  231,000,000    260    100,000     2.0      769,000
  0.80     7,910,000    0.93  162,000,000    270     68,000     2.1      522,000
  0.85     5,090,000    0.99  111,000,000    270     44,000     2.1      340,000
  0.90     3,220,000    1.06   75,000,000    290     30,000     2.1      215,000
  0.95     2,000,000    1.14   50,000,000    300     20,000     2.0      131,000
  1.00     1,470,000    1.21   39,000,000    310     15,000     2.0       97,000


         Table 8.3 Mirador Copper, Gold and Siver Resources - Indicated

 Total Indicated
-------------------------------------------------------------------------------
                                            Au                 Au
 Cutoff     Tonnes    Cu (%)     lbs Cu    (ppb)    oz Au     (ppm)      oz Ag
-------------------------------------------------------------------------------
  0.30   491,510,000   0.55  5,958,000,000  180   2,810,000    1.4   21,970,000
  0.35   441,080,000   0.58  5,596,000,000  180   2,610,000    1.4   20,530,000
  0.40   385,060,000   0.60  5,134,000,000  190   2,380,000    1.5   18,760,000
  0.45   335,680,000   0.63  4,672,000,000  200   2,150,000    1.6   16,890,000
  0.50   283,610,000   0.66  4,126,000,000  210   1,890,000    1.6   14,770,000
  0.55   230,250,000   0.69  3,507,000,000  210   1,590,000    1.7   12,400,000
  0.60   176,780,000   0.73  2,831,000,000  220   1,260,000    1.7    9,910,000
  0.65   129,500,000   0.76  2,181,000,000  230     950,000    1.8    7,560,000
  0.70    90,220,000   0.80  1,598,000,000  240     680,000    1.9    5,420,000
  0.75    55,700,000   0.85  1,047,000,000  240     435,000    1.9    3,441,000
  0.80    33,300,000   0.91    666,000,000  250     270,000    2.0    2,124,000
  0.85    18,670,000   0.97    401,000,000  260     157,000    2.0    1,208,000
  0.90    10,700,000   1.05    248,000,000  270      92,000    2.1      710,000
  0.95     6,650,000   1.13    165,000,000  270      57,000    2.1      452,000
  1.00     4,550,000   1.20    120,000,000  270      40,000    2.1      308,000



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Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 17
===============================================================================


  Table 8.4 Mirador Copper, Gold and Siver Resources -- Measured and Indicated

Total Measured and Indicated
-------------------------------------------------------------------------------
                                              Au               Ag
Cutoff      Tonnes    Cu (%)      Ibs Cu     (ppb)   oz Au    (ppm)     oz Ag
-------------------------------------------------------------------------------
 0.30   554,190,000   0.56    6,789,000,000   180   3,210,000   1.4   25,050,000
 0.35   498,690,000   0.58    6,391,000,000   190   2,990,000   1.5   23,460,000
 0.40   437,670,000   0.61    5,887,000,000   190   2,740,000   1.5   21,530,000
 0.45   383,580,000   0.64    5,381,000,000   200   2,480,000   1.6   19,480,000
 0.50   326,420,000   0.66    4,782,000,000   210   2,200,000   1.6   17,140,000
 0.55   266,870,000   0.70    4,091,000,000   220   1,860,000   1.7   14,490,000
 0.60   207,140,000   0.73    3,336,000,000   220   1,490,000   1.8   11,700,000
 0.65   153,940,000   0.77    2,605,000,000   230   1,140,000   1.8    9,040,000
 0.70   108,360,000   0.81    1,928,000,000   240     830,000   1.9    6,550,000
 0.75    67,650,000   0.86    1,278,000,000   250     535,000   1.9    4,210,000
 0.80    41,210,000   0.91      828,000,000   260     338,000   2.0    2,646,000
 0.85    23,760,000   0.98      512,000,000   260     201,000   2.0    1,548,000
 0.90    13,920,000   1.05      323,000,000   270     122,000   2.1      925,000
 0.95     8,650,000   1.13      215,000,000   280      77,000   2.1      583,000
 1.00     6,020,000   1.20      159,000,000   280      55,000   2.1      405,000


          Table 8.5 Mirador Copper, Gold and Siver Resources -Inferred

Total Inferred
-------------------------------------------------------------------------------
                                                Au              Ag
Cutoff      Tonnes     Cu (%)       Ibs Cu     (ppb)   oz Au   (ppm)     oz Ag
-------------------------------------------------------------------------------
 0.30   417,300,000    0.45   4,124,000,000    150   1,960,000  1.1   15,130,000
 0.35   338,390,000    0.48   3,559,000,000    150   1,670,000  1.2   13,220,000
 0.40   235,400,000    0.52   2,708,000,000    170   1,250,000  1.3    9,900,000
 0.45   175,230,000    0.56   2,147,000,000    180     980,000  1.4    7,820,000
 0.50   122,290,000    0.59   1,593,000,000    180     710,000  1.5    5,790,000
 0.55    70,270,000    0.64     993,000,000    190     440,000  1.5    3,470,000
 0.60    37,890,000    0.71     587,000,000    190     230,000  1.6    1,970,000
 0.65    22,020,000    0.76     369,000,000    190     140,000  1.7    1,200,000
 0.70    14,710,000    0.81     260,000,000    190      90,000  1.8      824,000
 0.75     9,450,000    0.85     177,000,000    200      60,000  1.9      561,000
 0.80     5,750,000    0.90     114,000,000    210      39,000  2.0      370,000
 0.85     4,020,000    0.93      82,000,000    210      28,000  2.1      266,000
 0.90     2,530,000    0.96      54,000,000    210      17,000  2.1      170,000
 0.95     1,290,000    1.o0      28,000,000    220       9,000  2.2       90,000
 1.00       530,000    1.04      12,000,000    220       4,000  2,2       38,000


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Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 18
===============================================================================

       Table 8.6 Comparison of 2005 and 2004 (AMEC) Resource Estimates

                                                AMEC
 Indicated
-----------------------------------------------------------------------------------------------------
      Cutoff         Tonnes       Cu (%)          Ibs Cu   Au (ppb)    oz Au        Ag (ppm)    oz Ag
-----------------------------------------------------------------------------------------------------
     0.4 Cutoff 309,700,000         0.66   4,485,589,000       201 2,001,000            NA       NA
     0.5 Cutoff 262,200,000         0.69   3,976,393,000       211 1,778,000            NA       NA
     0.6 Cutoff 189,100,000         0.74   3,084,654,000       221 1,342,000            NA       NA
     0.7 Cutoff 107,600,000         0.81   1,930,789,000       241   832,000            NA       NA


                                                   AMEC
 Inferred
-----------------------------------------------------------------------------------------------------
                     Tonnes       Cu (%)          lbs Cu   Au (ppb)    oz Au        Ag (ppm)    oz Ag
     0.4 Cutoff 315,100,000         0.56   3,897,292,000       170 1,725,000            NA         NA
     0.5 Cutoff 216,500,000         0.62   2,964,790,000       180 1,256,000            NA         NA
     0.6 Cutoff  94,200,000         0.71   1,478,052,000       200   606,000            NA         NA
     0.7 Cutoff  41,200,000         0.79     721,257,000       230   305,000            NA         NA


Change from AMEC 2004 to MDA 2005
Measured and Indicated
-----------------------------------------------------------------------------------------------------
      Cutoff         Tonnes       Cu (%)          lbs Cu   Au (ppb)    oz Au        Ag (ppm)    oz Ag
-----------------------------------------------------------------------------------------------------
         0.40           41%          -7%             31%        -5%       37%           NA         NA
         0.50           24%          -3%             20%         0%       24%           NA         NA
         0.60           10%          -1%              8%         0%       11%           NA         NA
         0.70            1%          -1%              0%         0%        0%           NA         NA


Change from AMEC 2004 to MDA 2005
Inferred
-----------------------------------------------------------------------------------------------------
      Cutoff.        Tonnes       Cu (%)          lbs Cu   Au (ppb)    oz Au        Ag (ppm)    oz Ag
-----------------------------------------------------------------------------------------------------
         0.40          -25%          -7%            -31%         0%      -28%           NA         NA
         0.50          -44%          -5%            -46%         0%      -43%           NA         NA
         0.60          -60%          -1%            -60%        -5%      -62%           NA         NA
         0.70          -64%           2%            -64%       -18%      -70%           NA         NA


===============================================================================
Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 19
===============================================================================


 Table 8.7   Comparison of 2005 and 2004 (AMEC) Resource Estimates -
             Inside the AMEC Pit


                     MDA M+I Model within AMEC 2004 Pit Design
-------------------------------------------------------------------------------
                        Tonnes   Cutoff    Cu grade   Au grade   Cu       Au
        Phase             kt       Cu %      Cu %        plt     kt   ozs (000)
-------------------------------------------------------------------------------
                   1    39,746     0.44     0.755       0.232     300     296
                   2    29,547     0.41     0.637       0.199     188     189
                   3    44,132     0.35     0.603       0.198     266     282
        Total          113,425              0.665       0.210     754     767


                    MDA Inferred Model within AMEC 2004 Pit Design
-------------------------------------------------------------------------------
                        Tonnes   Cutoff    Cu grade   Au grade   Cu       Au
        Phase             kt       Cu %      Cu %        plt     kt   ozs (000)
                   1       503     0.44     0.629       0.184      3         3
                   2       224     0.41     0.626       0.158      1         1
                   3     1,051     0.35     0.528       0.129      6         4
        Total            1,778              0.569       0.148     10         8
-------------------------------------------------------------------------------
        Waste (includes Inferred)
        Phase             kt
                   1    35,664
                   2    18,277
                   3    34,820
        Total           88,761

-------------------------------------------------------------------------------
               AMEC Reported Indicated Tonnes
                        Tonnes   Cutoff    Cu grade   Au grade   Cu       Au
-------------------------------------------------------------------------------
        Phase             kt       Cu %      Cu %        plt     kt   ozs (000)
                   1    38,294     0.44     0.751       0.241     288     297
                   2    29,807     0.41     0.635       0.211     189     202
                   3    42,526     0.35     0.617       0.198     262     271
        Total          110,627              0.668       0.216     739     770

               AMEC Reported Inferred Tonnes
-------------------------------------------------------------------------------
                        Tonnes   Cutoff    Cu grade   Au grade   Cu       Au
        Phase             kt       Cu %      Cu %        plt     kt   ozs (000)
-------------------------------------------------------------------------------
                   1     2,407     0.44     0.683       0.228      16       18
                   2     2,330     0.41     0.533       0.191      12       14
                   3     5,057     0.35     0.458       0.166      23       27
        Total            9,794              0.531       0.187      52       59
        Waste (includes Inferred)
        Phase             kt
                   1    35,836
                   2    18,022
                   3    37,314
        Total           91,172


 It is important to note that:

    o The deepest drill holes are at elevation ~850 m, and are also mineralized;
    o    The lowest estimated Indicated material is at ~750 m;
    o    MDA modeled to 650 m; and
    o "Reasonable but optimistic" pit optimization parameters yield a pit that goes to ~750 m on Measured and Indicated material only.

 Consequently, MDA has reported resources to the 750 m elevation and no deeper in spite of the indications that the mineralization is open to depth. Pit optimization shells bottom out at 650 m (the bottom of the estimated model) when considering the Inferred material in the pit optimization and using "reasonable but optimistic" pit optimization parameters, 200 m below the deepest drill intercept.

===============================================================================
Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 20
===============================================================================

Checks were made on the model in the following manner:

    o Cross sections with the zones, drill hole assays and geology, topography, sample coding, and block grades with classification were plotted and reviewed for reasonableness;
    o Block model information, such as coding, number of samples, and classification, were checked by zone and lithology on a bench-by-bench basis on the computer;
    o Quantile-quantile plots of assays, composites, and block model grades were made to evaluate differences in distributions of metals;
    o The updated model and estimation parameters were compared to the previous model (Table 8.6) and estimation parameters(6); and
    o Multiple estimation iterations were done comparing the models with and without the 2005 drill holes as well as changing the estimation parameters.


It became evident from comparing the models that several factors impacted the 2005 model relative to the 2004 model. These are described in order of decreasing impact.

         1. The greatest impact on the changes to estimated resources was caused by more rigid controls on the estimation through the use of better-defined grade and lithologic shells manually modeled rather than indicator modeled.
         2. The 2005 drill holes, which were located principally along the margins of the deposit, had the effect of limiting the projection of the higher-grades and decreasing the mean grade of the resource. The 2005 drilling was the only reason for the large increase in Indicated material. The new drilling and continued efforts of Corriente allow for the inclusion of Measured material in this resource estimate update.
         3. The incorporation of dilution along the margins of the mineralized material affected the overall grade in a negative way, thereby more closely approaching what will be mined on blocks of 15 m by 15 m.
         4. The change from ID(8) to ID(4) reduced the tonnage of the higher-grade (over ~0.7%Cu) material due to allowing for some grade averaging (smoothing) during estimation.

__________________

(6) Note that there is an increase in total tons for all categories at a cutoff of 0.4%Cu of 50 million.

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Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 21
===============================================================================

 9.0     Pit Optimization

 MDA floated pit cones on the 2005 block model. MDA utilized the same parameters that AMEC defined in their feasibility study. A summary of the results is given in Table 9.1. Only Measured and Indicated materials were allowed to have positive economic values with Inferred material considered waste. The assumed costs and physical parameters are summarized in Table 9.2.


Table 9.1  Floating Cone Pit-Results-(Measured and Indicated Material only)

-------------------------------------------------------------------------------
                    Mirador Project Floating Cone Summary
Cu price      Tonnes                              Waste       Total
                                                  Tonnes      Tonnes
  $/lb         x1000     Cu %  Au glt    Ag glt    x1000       x1000 strip ratio
-------------------------------------------------------------------------------
  $0.65        5,178     1.12   0.249      1.89   11,149      16,327     2.15
  $0.70       13,070     0.93   0.258      1.81   16,673      29,743     1.28
  $0.75       39,203     0.81   0.242      1.89   41,073      80,276     1.05
  $0.80       77,386     0.74   0.228      1.85   77,662     155,048     1.00
  $0.85      156,852     0.69   0.217      1.74   204,306    361,158     1.30
  $0.90      242,767     0.66   0.207      1.67   336,497    579,264     1.39
  $0.95      291,052     0.64   0.201      1.62   394,849    685,901     1.36
  $1.00      346,995     0.62   0.196      1.57   491,393    838,388     1.42
  $1.05      386,341     0.60   0.192      1.52   556,834    945,175     1.43
  $1.10      416,382     0.59   0.188      1.49   587,276  1,003,658     1.41
  $1.15      440,912     0.58   0.185      1.47   612,894  1,053,806     1.39
  $1.20      464,423     0.57   0.183      1.44   647,144  1,111,567     1.39
  $1.25      487,622     0.56   0.180      1.42   681,837  1,169,459     1.40
  $1.30      503,816     0.55   0.178      1.41   698,646  1,202,462     1.39
  $1.35      520,022     0.54   0.176      1.39   710,333  1,230,355     1.37
  $1.40      534,064     0.54   0.174      1.38   738,935  1,272,999     1.38
  $1.45      544,040     0.53   0.173      1.37   755,431  1,299,471     1.39
  $1.50      551,465     0.53   0.172      1.36   763,612  1,315,077     1.38
-------------------------------------------------------------------------------
* AMEC 25k costs AMEC slopes


The floating cone algorithm generates pit shells utilizing user-input slope angles, ore types and cutoff grades, tonnage factors, and topography. The algorithm starts with a base block that is equal to, or greater than, the ore cutoff. It then accumulates blocks as either process feed or waste within an inverted cone shape with sides equal to the overall pit slopes of the ultimate pit. The algorithm proceeds to examine each additional base block in the deposit, moving downward as each bench is completed. The algorithm seeks cones with the highest values.


===============================================================================
Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 22
===============================================================================

                 Table 9.2 Floating Cone Parameters

                       Item                           Value
               Concentrate grade %                        30%
               Concentrate moisture %                      8%
               Concentrate losses %                     0.25%
               Concentrate transport $/WMT        $     81.62
               Concentrate transport $/DMT        $     88.72
               Smelting $/DMT                     $     75.00
               Smelter recovery %                       96.5%
               Refining $/lb                      $      0.08

               Process cost with G&A $/DMT        $      3.90
               Mining $/DMT                       $      0.89

               Copper price $/lb                  $0.65-$1.50
               Gold price $/oz                           $400

               Overall pit slope angles       35(degree)-42(degree)

               DMT = Dry Metric Tonne
               WMT = Wet Metric Tonne



Because the floating cone does not consider the time value of money, a production schedule and cash flow are necessary for valid economic analyses.


===============================================================================
Mine Development Associates

     Mirador 2005 Resource and Reserve Update
     Corriente Resources Inc.                                          Page 23
===============================================================================


10.0 Discussion, Qualifications, Risk and Recommendations

The most important observation that can be presented to the reader is the likelihood that reality is more complex with respect to breccias and dikes than is portrayed in the resource model. This could have an effect (assuming perfect grade control) of presenting the mill with less tonnes at higher grade during production.

Solids While Corriente made valiant efforts at making solids to define the dikes and breccias, the solids contained numerous variably overlapping volumes of space within their geometries. Because they were not modeled so that any given space is only occupied by one solid, it forced a certain level of "workarounds" to be used in the modeling process. While MDA believes that there are no material errors or biases instilled in this model by modeling on screen and directly via solids, a cross-sectional model taken to plan would add confidence, precision, and accuracy.

Corriente should take the time to slice the lithology and grade shell solids to section and plan, and edit accordingly to produce non-overlapping interpretations, as well as to refine inaccurate geometries introduced by the solids modeling. If these remain relatively simple, then the solids could be reconstructed from these validated and modified level plans.

Sample Grade Reproducibility Rather large discrepancies exist in gold pulp duplicate assays and larger discrepancies exist in the coarse reject duplicate samples. Likely, this reproducibility would be worse with splits of core. The information does not imply an inherent bias as the overall mean gold grade should be correct. MDA suggests that a small program (about fifty samples) of metallic screen assaying should be done to preliminarily assess gold grades, optimum sample sizes, and sub-sampling procedures.

Modeling Future modeling should consider using a partial-block model instead of a sub-block model, which would require valid and non-overlapping solids or taking the model to plan levels matching the block height.

Other Metals Additional study is warranted to assess the possibility and magnitude of mobilization and potential enrichment of silver mineralization. While this appears insignificant, as silver provides relatively small amounts of value in the overall economics of the deposit, it is worthy of a small study to assess this and determine if modeling should be done differently. Future study and possible estimation should be done on the occurrence of molybdenum and zinc (and other elements) as providing some potential economic impact, positive (e.g., molybdenum) or negative (i.e., zinc).


===============================================================================
Mine Development Associates

                                 Attachment A



                         2005 QA/QC Assessment Report




===============================================================================
Mine Development Associates

  TO:         Ken Shannon, John Drobe

  SUBJECT:    QAQC Assessment

  DATE:       October 20, 2005

  FROM:       Steve Ristorcelli, Rick Jones



11.0     Summary and Conclusions

The 2005 Phase 5 drilling program included drill holes M91 through M141. The drill-hole assay database contains 3,592 assayed drill intervals for these holes. MDA has reviewed the results of this program but did take independent samples from the 2005 drill holes.

The sample preparation and analyses are of good quality. There does not appear to be any significant bias in the assays, and the assays reproduce well. Corriente Resources, Inc. (Corriente) generally followed the quality assurance/quality control (QA/QC) guidelines recommended by AMEC. MDA suggests that samples should also be sent to an umpire laboratory.

12.0     Sample Preparation and Analysis


Samples for the Phase 5 drilling were prepared and analyzed by the following procedure (paraphrased from John Drobe, 2005, personal communication):

        The core was split by sawing or manual splitting and 1/2 the core was used for sample analyses. The sampled intervals varied from 2 m to 5 m, depending upon the rock and style of mineralization, which typically gave between 4 kg and 10 kg of rock material per sample. This material was sent to the ACME sample preparation lab in Quito, Ecuador.

        At the preparation lab, the samples were crushed to 70% passing 10 mesh. A split weighing one kilogram was taken from the crushed material for further processing, and the rest stored. Additionally, for every 1 in 20 samples, another one-kilogram split was taken, which is referred to as a "coarse-reject duplicate".

        The minus 10-mesh one-kilogram split material was pulverized to 85% passing 200 mesh. A split weighing 100 g was taken from the pulverized material for assaying, and the rest was stored. Additionally, for every one in 20 samples, another 100-g split was taken, which is referred to as a "pulp duplicate".

        The coarse-reject duplicate material and pulp-duplicate material was inserted into the sample stream before pulverizing or shipping. Approximately 2.5% of the final analyses (I sample in 40) were of standard reference material (SRM) MS1, while another 2.5% were of SRM MS2. The Vancouver lab was supposedly unaware of which of the shipped pulp samples were SRMs and duplicates.

        The minus 200-mesh (pulp) 100-g split material was shipped to the ACME lab in Vancouver, Canada, for final analysis. For the copper determination, one-half gram of material was digested using a four-acid solvent, followed by inductively coupled plasma emission spectrometric (ICPES) analysis. Gold was determined by 30-gram fire-assay fusion followed by ICP-ES analysis.

        The rule followed by Corriente was that if a SRM sample returned a value in either copper or gold that was outside of an acceptable range, then ACME would be requested to reanalyze 10 samples on either side of the SRM, or halfway between the next SRM in the sample stream that contained the questionable SRM result. The acceptable range was taken as the mean plus-orminus two standard deviations. Lomas (2004) discusses in detail the procedure for preparing the SRMs and the testing by which the SRM statistics were determined.


13.0     Duplicate Analyses on Pulps and Coarse Rejects

There are 183 copper and gold analyses on duplicate-pulp samples, and 183 analyses for copper and gold on duplicate coarse-reject samples. These numbers represent about 5% of the total number of assay intervals in the Phase 5 (2005) drill-hole database.

In general, there is good reproducibility for copper analyses between the original-sample grade and the duplicate-sample grade for both the pulp duplicates (Figure IA) and coarse-reject duplicates (Figure IC). The comparison between the original and the duplicate assays was not as good for gold as copper (Figures 1B and 1D; also note the R(2) statistic in Table I). Statistics for the original sample and duplicate assays, and the R(2) value that measures the fit of the linear regression between the assay pairs, are given in Table 1.

                   Figure 1A Copper Duplicate Assays - Pulps


                               [GRAPHIC OMITTED]



                    Figure 1B Gold Duplicate Assays - Pulps


                               [GRAPHIC OMITTED]

              Figure 1C Copper Duplicate Assays - Coarse Rejects


                               [GRAPHIC OMITTED]



                Figure 1D Gold Duplicate Assays - Coarse Rejects


                               [GRAPHIC OMITTED]

                   Table 1 Statistics of the Duplicate Samples
-------------------------------------------------------------------------------
                      -200-mesh     -200-mesh        -10-mesh        -10-mesh
                         Pulp          Pulp        Coarse Reject   Coarse Reject
Statistic             Originals      Duplicates     Originals       Duplicates
-------------------------------------------------------------------------------
N Pairs                 183                               183
Minimum Cu (ppm)         13              10                31            31
Maximum Cu (ppm)     23,444          23,957            19,706        19,620
Mean Cu (ppm)         4,901           4,900             4,575         4,577
Std Dev Cu (ppm)      3,142           3,169             3,269         3,309
R(2) Cu              0.9984                            0.9897
Minimum Au (ppb)          1               2                 2             2
Maximum Au (ppb)        642             729             1,567         1,433
Mean Au (ppb)           166             168               179           176
Std Dev Au (ppb)        112             114               151           145
R(2) Au              0.9325                            0.9640
-------------------------------------------------------------------------------


In Figures 2A through 2D, the relative differences between the original assays and the duplicate assays are plotted in sorted-order according to the average grade of the sample pairs. At the low-end of the grade distribution, reproducibility is relatively poor for both copper (below ~300 ppm) and gold (below ~100 ppb). Note that there is a low bias in the duplicate in the low-end of the population, which is rather unusual as the same laboratory was used. This bias occurs for both copper and gold, and for both pulps and coarse-rejects. The bias is not particularly significant because its magnitude is less than the average variation between the assay pairs and because it only occurs in the low-grade samples.

Figures 3A through 3D present the absolute value of the relative differences between assay pairs and their mean grade, which better shows the slight increase in reproducibility with increasing grade, even in the high-grade part of the distribution. These graphs quantify the analytical reproducibility of the duplicate samples.

Table 2 presents the statistics for samples with >=1000 ppm Cu and >=125 ppb Au, here defined as "significantly mineralized". Ninety percent of these significantly mineralized sample pairs have a relative difference in copper grades of up to 4% for pulps and up to 6% for the coarse rejects. The 90th percentile for gold is 23% and 21%, respectively.

         Table 2 Absolute Value of the Relative Difference between Sample Pairs

                                         -200-mesh Pulp     -10-mesh Coarse
                                          Duplicates        Reject Duplicates
             N Pairs for Cu>=1000 ppm          164                 153
             50th percentile Cu                1%                  2%
             90th percentile Cu                4%                  6%
             95th percentile Cu                5%                  9%
             N Pairs for Au>=125 ppb           108                 118
             50th percentile Au                4%                  5%
             90th percentile Au                23%                 21%
             95th percentile Au                39%                 64%

       Figure 2A Relative Difference of Copper Duplicate Assays - Pulps

                               [GRAPHIC OMITTED]


         Figure 2B Relative Difference of Gold Duplicate Assays - Pulps

                               [GRAPHIC OMITTED]

   Figure 2C Relative Difference of Copper Duplicate Assays - Coarse Rejects


                               [GRAPHIC OMITTED]


    Figure 2D Relative Difference of Gold Duplicate Assays - Coarse Rejects


                               [GRAPHIC OMITTED]

Figure 3A Absolute Value of the Relative Difference of Copper Duplicate Assays - Pulps


                               [GRAPHIC OMITTED]


Figure 3B Absolute Value of the Relative Difference of Gold Duplicate Assays - Pulps


                               [GRAPHIC OMITTED]

Figure 3C Absolute Value of the Relative Difference of Copper Duplicate Assays
- Coarse Rejects


                               [GRAPHIC OMITTED]


Figure 3D Absolute Value of the Relative Difference of Gold Duplicate Assays - Coarse Rejects


                               [GRAPHIC OMITTED]

14.0     Standard Reference Samples

Standard Reference Material (SRM) samples were inserted into the stream of pulps sent to ACME in Vancouver. MS1 is a medium grade and MS2 is low grade. Ninety-three samples of MS1 and 88 samples of MS2 were analyzed, representing 2.6% and 2.4% of the total number of assay intervals in the Phase 5 drill-hole database, respectively.

The assay results for MS1 and MS2 are shown in Figures 4A to 4D. The samples are plotted by the order of the sample numbers. Those points marked as original assays were those that "failed" and were rerun.

The first 15 analyses on MS1 appear to cluster on the low side for copper, but there is no corresponding cluster for gold. There is no biased clustering for copper or gold on MS2. The lab re-analyzed thirteen batches deemed to have failed at being greater than -2 standard deviations from the mean SRM grade. Seven batches with failed copper and gold values were not requested to be rerun, although the gold for the SRM itself was sometimes reanalyzed. Some batches that had a failed SRM assay were not rerun because the batch only contained samples from unmineralized or weakly mineralized drill holes that were located outside of the resource area (John Drobe, 2005, personal communication). Of the batches that were rerun, 12 of the SRMs were high in copper, one was low in copper, one was high in gold, and three were low in gold. Two batches that were rerun returned out-of-range SRM values the second time as well. Table 3 lists the batch failures.

                           Table 3 List of Rerun Batches
---------------------------------------------------------------------------
                  Batches Rerun                        Batches Not Rerun
                       MS1             MS2            MS1            MS2
      High Cu           5*               7             1               1
      Low Cu             0               1             1               0
      High Au            1               0             0               1
      Low Au             1               2             1               2
      # Batches          5               8             3               4
      # Reruns w         0               2             *               *
      bad SRM
---------------------------------------------------------------------------

             *For one batch that was rerun, the high-Cu SRM was not rerun with the rest of the samples.

                     Figure 4A Standard MS1 Checks - Copper
                         Standard MS1 Analyses: Copper


                               [GRAPHIC OMITTED]


                      Figure 4B Standard MS1 Checks - Gold
                          Standard MS1 Analyses: Gold


                               [GRAPHIC OMITTED]

                    Figure 4C Standard MS2 Checks - Copper
                         Standard MS2 Analyses: Copper


                               [GRAPHIC OMITTED]


                      Figure 4D Standard MS2 Cheeks - Gold
                           Standard M2 Analyses: Gold


                               [GRAPHIC OMITTED]

Descriptive statistics for the SRMs are given in Table 4. These statistics compare well with the parameters previously assigned to the SRMs with the exception that the copper for MS2 has some extreme outliers. Lomas (2004, Technical Report on Mirador Project, Corriente Resources, Inc., AMEC) discusses the testing from which the SRM statistics were determined.

       Table 4 Descriptive Statistics of the Standard Reference Material

               -- MS1 --                      -- MS2 --
-------------------------------------------------------------------------------
  Statistic     Phase 5           SRM           Phase 5          SRM
                Analyses*   Determinations     Analyses*   Determinations
-------------------------------------------------------------------------------
  N                 93             41             88              40
-------------------------------------------------------------------------------
  Mean Cu          0.802          0.801          0.378          0.371
-------------------------------------------------------------------------------
  StdDev Cu        0.024          0.018          0.028          0.010
-------------------------------------------------------------------------------
  CV Cu            0.03           0.02           0.07            0.02
-------------------------------------------------------------------------------
  Mean Au          0.285          0.287          0.162          0.163
-------------------------------------------------------------------------------
  StdDev Au        0.018          0.021          0.015          0.011
-------------------------------------------------------------------------------
  CV Au            0.06           0.07           0.09            0.06
-------------------------------------------------------------------------------
  * The statistics are based on first-run analyses and exclude the rerun analyses.
-------------------------------------------------------------------------------
    note:  CV = std dev / mean

                                 Attachment B


                   Quantile Plots of Copper, Gold and Silver

             [Quantile Plot of Cu%: All Samples - Graphics Omitted]


            [Quantile Plot of Au ppb: All Samples - Graphics Omitted]


            [Quantile Plot of Ag ppm: All Samples - Graphics Omitted]

                                  Attachment C



         Copper, Gold, and Silver Descriptive Sample Statistics by Zone

                                     Copper

                                [Table Omitted]



                                      Gold

                                [Table Omitted]



                                     Silver

                                [Table Omitted]

                                     Copper

                                [Table Omitted]



                                      Gold

                                [Table Omitted]

                                     Silver

                                [Table Omitted]

A.   OFF-BALANCE SHEET ARRANGEMENTS

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

B.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant only has normal trade payables, and does not have any future contractually committed calls on its cash.

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

         A.   Undertaking

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

         B.   Consent to Service of Process

         The Registrant is currently filing with the Commission a Form F-X in connection with the registration of the Common Shares.


                                    EXHIBITS

         The following exhibits are filed as part of this registration statement:

         Exhibit No.                Title
         -----------                -----

         23.1                       Consent of PricewaterhouseCoopers, LLP

         23.2                       Consent of AMEC Americas Limited

         23.3                       Consent of Mine Development Associates

         99.1 Audited Financial Statements for the year ended December 31, 2004 and the nine months ended September 30, 2005 together with the auditor's report thereon and the notes thereto, reconciled to U.S. GAAP in accordance with Item 18 of Form 20-F.

                                   SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                           CORRIENTE RESOURCES INC.


February 10, 2006                          By: /s/ DARRYL F. JONES
                                               --------------------------------
                                               Name:  Darryl F. Jones
                                               Title: Chief Financial Officer

                                 EXHIBIT INDEX


         Exhibit No.                Title
         -----------                -----

         23.1                       Consent of PricewaterhouseCoopers, LLP

         23.2                       Consent of AMEC Americas Limited

         23.3                       Consent of Mine Development Associates

         99.1 Audited Financial Statements for the year ended December 31, 2004 and the nine months ended September 30, 2005 together with the auditor's report thereon and the notes thereto, reconciled to U.S. GAAP in accordance with Item 18 of Form 20-F.